Form 10-K, Exhibit 13
period 1996-12-31
LSB FINANCIAL CORP
filed 1997-03-28
CIK 930405

                               LSB FINANCIAL CORP.





         TABLE OF CONTENTS


Letter to Stockholders.............................     2
Selected Financial Information.....................     3
Management's Discussion and Analysis ..............     5
Auditors' Report . ................................    19
Consolidated Financial Statements..................    20
Directors and Executive Officers...................    39
Stockholder Information ...........................    40





                                         FINANCIAL HIGHLIGHTS


                           December 31, 1996
                           (Dollars in Thousands)

                           Total assets............................... $184,607
                           Total loans................................  159,216
                           Securities and other
                            earning assets............................   11,956
                           Deposits...................................  116,949
                           Borrowings.................................   50,220
                           Net income.................................      876
                           Shareholders' equity.......................   16,796
                           Shareholders' equity as percent of
                            assets....................................     9.10%






                      ------------------------------------

                                 ANNUAL MEETING


               The Annual Meeting of Stockholders of LSB
               Financial Corp. will be held April 16, 1997 at 9:00 A.M. at the Riehle Plaza, located at 200 N. Second
               Street, Lafayette, Indiana.


                      ------------------------------------

    LSB
 FINANCIAL [LOGO]
   CORP.




                                                                  March 18, 1997







Dear Fellow Shareholder:

          We are pleased to send you this annual report containing the results of our second year as a stock company. To effectively utilize the capital invested by our shareholders, our strategy continues to be to prudently grow the size of the Bank. This is being done by increasing our loan portfolio using both funds deposited by our customers as well as additional borrowings when needed to take advantage of lending opportunities. The success of this strategy in 1996 was demonstrated as assets increased 16.7% since December 31, 1995, and net interest income increased 18.9% over 1995.

          Our continuing goal is to maximize long-term shareholder value by appropriately balancing profitability, growth, quality and productivity. We believe that we can best accomplish this goal as an independent, community-oriented financial institution. We will continue working to earn the support of Tippecanoe County and the Greater Lafayette area, investing locally to stimulate community progress, providing an attractive and stable work environment, and by using bank staff who are members of this community to make decisions concerning our customers in this community.

          The Company's stock performed well in 1996. We experienced, however, a small setback in our plan to increase our post-conversion return on equity due to a loan secured by equipment leases which had to be placed in non-accrual status. We increased the Bank's allowance for loan losses to provide for our estimate of the potential loss on such leases and believe 1997 will show an acceptable resolution to this problem. We're pleased to note that the asset quality of the remainder of our loan portfolio remains high, with non-performing loans totaling only 0.2% of total assets.

          A primary strategy this year will be to fund more of our new loans with deposits from our customers and correspondingly less with other borrowings. To that end, our efforts will be directed toward increasing our market share of deposits in the community while managing the overall cost of money. We offer a very competitive menu of deposit products. I invite you, as stockholders with a vested interest, to give us the opportunity to work with you regarding your savings and investment needs.

          To further enhance shareholder value, we are in the process of completing our third stock repurchase program. This repurchase involves the repurchase of over 45,000 shares and should further increase shareholder value. Overall, our core earnings continue to grow and we look forward to continued progress.

          Thank you for your continuing support.

Sincerely,

/s/  John W. Corey
----------------------------------------
John W. Corey
President and Chief Executive Officer

                         SELECTED FINANCIAL INFORMATION

          The following financial information does not purport to be complete and is qualified in its entirety by reference to the more detailed financial information contained elsewhere herein.


                                                                              December 31,
                                                         -------------------------------------------------
                                                         1992       1993        1994       1995       1996
                                                         ----       ----        ----       ----       ----

Selected Financial Condition Data:

Total assets.........................................   $106,303   $110,685    $124,339   $158,973   $184,607
Loans receivable, net................................     73,490     78,158      98,602    132,433    159,216
Available-for-sale securities........................        ---        ---       9,985     12,295      6,546
Short-term investments...............................     28,871     25,674       7,703      3,595      5,410
Deposits.............................................     97,213    100,242     107,764    109,977    116,949
Total borrowings.....................................      1,700      2,005       7,778     29,614     50,220
Shareholders' equity (net)...........................      6,942      7,819       8,208     18,068     16,796


                                                                              December 31,
                                                         -------------------------------------------------
                                                         1992       1993        1994      1995       1996
                                                         ----       ----        ----      ----       ----
Selected Operations Data:

Total interest income................................   $  8,414   $  7,851    $  7,979   $ 10,744   $ 13,247
Total interest expense...............................      5,391      4,618       4,442      5,937      7,530
                                                        --------   --------    --------   --------   --------
   Net interest income...............................      3,023      3,233       3,537      4,807      5,717
Provision for loan losses............................      (107)        ---        (15)        ---        800(1)
                                                        --------   --------    --------   --------   --------
Net interest income after provision for loan losses..      3,130      3,233       3,552      4,807      4,917
Deposit account service charges......................         85         84         154        239        326
Gain (loss) on sales of mortgage loans...............        116        259          13         68        184
Gain (loss) on sales of securities...................        ---        ---           6        ---          7
Other non-interest income............................        150        137         117        322        178
                                                        --------   --------    --------   --------   --------
Total non-interest income............................        351        480         290        629        695
Total non-interest expense...........................      2,321      2,597       3,012      3,470      4,186
                                                        --------   --------    --------   --------   --------
Income before taxes and accounting change............      1,160      1,116         830      1,966      1,426
Taxes................................................        379        414         265        724        550
Accounting change....................................        ---        175         ---        ---        ---
                                                        --------   --------    --------   --------   --------
Net income...........................................   $    781   $    877     $   565    $ 1,242   $    876
                                                        ========   ========     =======    =======   ========



--------
1See "Provision for Loan Losses" for discussion of Bennett Funding Group.






                                                                                        December 31,
                                                                --------------------------------------------------------
                                                                1992         1993          1994         1995        1996
                                                                ----         ----          ----         ----        ----
Selected Financial Ratios and Other Data:

Performance Ratios:
  Return on assets (ratio of net income
   to average total assets)...........................          0.75%        0.80%         0.49%        0.87%      0.51%
  Return on equity (ratio of
   net income to average equity)......................         11.82        11.65          7.07         7.30       5.16
  Earnings per share                                             N/A          N/A           N/A         1.30       1.00
Interest rate spread information:
  Average during period...............................          2.70         2.87          3.15         3.17       3.27
  Net interest margin(1)..............................          2.98         3.07          3.26         3.56       3.52
Operating expense to average total
   assets.............................................          2.22         2.38          2.61         2.43       2.43
 Average interest-earning assets to
   average interest-bearing liabilities...............          1.05x        1.05x         1.02x        1.09x      1.05x


Quality Ratios:
 Non-performing assets to total assets
   at end of period...................................          0.21%        0.06%         0.04%        0.00%      1.53%
 Allowance for loan losses to
   non-performing loans...............................        410.76      1376.12       2057.78          N/A      60.54
 Allowance for loan losses to loans
   receivable, net....................................          1.23         1.17          0.94         0.70       1.08

Capital Ratios:
 Shareholders' equity to total assets
  at end of period....................................          6.53         7.06          6.60        11.37       9.10
 Average shareholders' equity to
  average total assets................................          6.33         6.88          6.92        11.92       9.88

Other Data:
 Number of full-service offices.......................             2            3             3            3          4




          (1)  Net interest income divided by average interest-earning assets.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


General

          On February 3, 1995, LSB Financial Corp. ("LSB" or the "Company"), an Indiana corporation, became the holding company of Lafayette Savings Bank, FSB ("Lafayette" or the "Bank"). Lafayette is a federally chartered stock savings bank headquartered in Lafayette, Indiana. The principal asset of the Company is the outstanding stock of the Bank, its wholly-owned subsidiary. The Company presently has no separate operations and its business consists only of the business of the Bank. All references to the Company, unless otherwise indicated, at or before February 3, 1995, refer to the Bank.

Forward Looking Statements

          Certain statements in this report that relate to LSB Financial Corp.'s plans, objectives or future performance may be deemed to be forward-looking statements within the meaning of the Private Securities Litigation Act of 1995. Such statements are based on Management's current expectations. Actual strategies and results in future periods may differ materially from those currently expected because of various risks and uncertainties. Additional discussion of factors affecting LSB Financial's business and prospects is contained in the Company's periodic filings with the Securities and Exchange Commission.

Business Strategy

          LSB has been, and intends to continue to be, a community-oriented financial institution. The primary business of the Company consists of attracting deposits from the general public and using these deposits to provide financing for the purchase and construction of residential and other properties. The Company's results of operations, therefore, are dependent primarily on net interest income, which is the difference between the interest income earned on the Company's loan, mortgage-backed and investment securities portfolios and its cost of funds, which consists of interest expense incurred on deposits and borrowings. Net interest income is directly affected by the relative amounts of interest-earning assets and interest-bearing liabilities and the interest rates earned or paid on such amounts. The Company's operating results are also affected by the level of the provision for loan losses, by the level of non-interest income, including gains and losses on the sale of loans, and non-interest expenses. The Company's non-interest expenses consist principally of employee compensation, occupancy expenses, and other general and administrative expenses.

          Significant external factors impacting the Company's results of operations include the general economic environment, changes in the level of market interest rates, government policies, actions by regulatory authorities and competition. LSB's cost of funds is influenced by interest rates on competing investments and general market rates of interest. Lending activities are influenced by the demand for real estate loans and other types of loans, which are in turn affected by the interest rates at which such loans are made, general economic conditions affecting loan demand and the availability of funds for lending activities.

          The Company's basic mission is to maintain its focus as an independent, community oriented financial institution serving customers in its market area. The Board of Directors has sought to accomplish this mission through the adoption of a strategy intended to maintain a strong capital position and high asset quality, manage the Company's vulnerability to changes in interest rates, optimize the Company's net interest margin and achieve controlled asset growth. Key components of this strategy have been (i) emphasizing one- to four-family residential mortgage lending, (ii) supplementing residential lending with multi-family, consumer and construction loans, (iii) expanding commercial business lending functions, (iv) emphasizing adjustable rate and/or short term loans and investments and (v) gradually building its core deposit base.

          The results of the Company's business strategy may be illustrated as follows:

         o One- to four-family loans increased from $69.1 million at December 31, 1994 to $97.0 million at December 31, 1996.

          o Multi-family, land and land development, construction and consumer loans increased from $18.5 million at December 31, 1994 to $47.2 million at December 31, 1996.

          o Commercial real estate and commercial business loans increased from $13.3 million at December 31, 1994 to $23.9 million at December 31, 1996.

          o At December 31, 1996, 65.26% of the Company's gross loan portfolio had adjustable interest rates.

          o Non-certificate savings, checking and NOW accounts (excluding money market accounts and after being adjusted for $6.9 million in stock subscription funds held at December 31, 1994) remained at nearly 25% of deposits, decreasing slightly from 24.54% of total deposits at December 31, 1994 to 24.21% at December 31, 1996.

Financial Condition

          The size of the Company's loan portfolio increased from $98.6 million at December 31, 1994 to $159.2 million at December 31, 1996, an increase of 61.46%. Part of this increase was due to the Bank aggressively seeking to attract new residential mortgage borrowers. This was accomplished by offering attractive loan products at competitive rates; establishing good working relationships with local realtors; and providing efficient, personal service with all decisions made locally. Another reason for the success of the Company's strategy was the continued focus on commercial and consumer loan production. The Company sold $8.0 million of fixed-rate loans in the secondary market in 1995 and $14.3 million in 1996 based upon asset/liability management considerations. See "-Asset/ Liability Management." Adjustable rate loans were retained in the Company's loan portfolio. The Company retains the servicing rights on all loans sold in the secondary market.

          The Company's portfolio of securities and short-term investments decreased from $17.7 million at from December 31, 1994 to $11.9 million at December 31, 1996, as maturing securities were used to fund the growth in the Company's loan portfolio.

          Deposit accounts increased by 15.99% or $16.1 million from December 31, 1994 to December 31, 1996, excluding the $6.9 million in stock subscription funds held at December 31, 1994 in connection with the Bank's conversion to stock form. Checking accounts with no monthly fees and no minimum balance requirements attracted new depositors, as well as the Bank's continuing effort to offer innovative and competitive certificate of deposit products. .

          The Company utilizes advances available through the Federal Home Loan Bank ("FHLB") to provide additional funding for loan growth as well as for asset/liability management purposes. At December 31, 1996, the Company had $50.0 million in FHLB advances outstanding, an increase of $21.5 million from December 31, 1995 and $42.5 million from December 31, 1994.

          Shareholders' equity decreased $1.3 million, or 7.04%, during 1996 primarily as a result of the Company's stock repurchases and the payment of dividends on Common Stock. The Company repurchased 9.00% of its Common Stock, 92,660 shares, under a stock repurchase program completed February 27, 1996, and 5.00% of its Common Stock, 48.235 shares, under a stock repurchase program completed July 2, 1996. In addition , the Company is currently in the process of repurchasing an additional 5%, or 45,888 shares, of its Common Stock, and as of December 31, 1996 has repurchased 15,000 shares under this program. As of December 13, 1996, a total of 155,895 shares of the Company's Common Stock had been repurchased at a cost of approximately $2.6 million, or $16.87 per share. Shareholders' equity to total assets was 9.10% at December 31, 1996 compared to 11.37% at December 31, 1995.

Results of Operations

          The Company's results of operations depend primarily on the levels of net interest and non-interest income and its control of operating expenses. Net interest income is dependent upon the volume of interest-earning assets and interest-bearing liabilities and upon the interest rate which is earned or paid on these items. The Company's results of operations are also affected by the level of the provision for loan losses as well as non-interest income.

Average Balances, Interest Rates and Yields

          The following table presents for the periods indicated the total dollar amount of interest income from average interest earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. No tax equivalent adjustments were made. All average balances are monthly average balances. Non-accruing loans and have been included in the table as loans carrying a zero yield.

                                                                          Year Ended December 31,
                                                  ---------------------------------------------------------------------
                                                                   1994                                1995
                                                  -----------------------------------  --------------------------------
                                                    Average      Interest                Average     Interest
                                                  Outstanding    Earned/      Yield/   Outstanding    Earned/    Yield/
                                                    Balance       Paid         Rate      Balance       Paid       Rate
                                                  -----------    --------     ------   -----------   --------    ------
Assets:
 Interest-Earning Assets:
  Loans receivable(1)..........................    $ 88,723       $7,105       8.01%    $114,518     $ 9,595      8.38%
  Mortgage-backed securities...................       6,266          273       4.36        5,147         313      6.08
  Other investments............................      12,958          561       4.33       14,227         756      5.32
  FHLB stock...................................         693           40       5.77        1,030          80      7.77
                                                   --------       ------                ---------    -------
   Total interest-earning assets...............     108,640        7,979       7.34      134,922      10,744      7.96
                                                                  ------                             -------
 Non-interest earning assets...................       6,801                                7,794
                                                   --------                             ---------
  Total assets.................................    $115,441                             $142,716
                                                   ========                             ========
Liabilities and Shareholders' Equity
 Interest-Bearing Liabilities:
  Savings deposits.............................    $ 13,838          400       2.89       13,166         391      2.97
  Demand and NOW deposits......................      22,821          564       2.47       23,341         614      2.63
  Time deposits................................      65,750        3,299       5.02       69,300       3,856      5.56
  Borrowings...................................       3,666          179       4.89       18,210       1,076      5.91
                                                   --------       ------                ---------    -------
   Total interest-bearing liabilities..........     106,075        4,442       4.19      124,017       5,937      4.79
                                                                  ------                             -------
  Other liabilities............................       1,378                                1,688
                                                   --------                             ---------
   Total liabilities...........................     107,453                              125,705
 Shareholders' equity..........................       7,988                               17,011
                                                   --------                             --------
   Total liabilities and shareholders' equity .    $115,441                             $142,716
                                                   ========                             ========
 Net interest income...........................                   $3,537                             $ 4,807
                                                                  ======                             =======
 Net interest rate spread......................                                3.15%                              3.17%
                                                                               ====                               ====
 Net earning assets............................    $  2,565                             $ 10,905
                                                   ========                             ========
 Net yield on average interest-earning assets..                                3.26%                              3.56%
                                                                               ====                               ====
 Average interest-earning assets to
  average interest-bearing liabilities.........       1.02x                                1.09x
                                                   =======                                 ====

                                                                                         At
                                              ------------------------------------   December 31,
                                                                 1996                   1996
                                              ------------------------------------   ------------
                                                 Average      Interest
                                               Outstanding     Earned/     Yield/      Yield/
                                                 Balance        Paid        Rate        Rate
                                              ------------     --------   --------    -------
Assets:
 Interest-Earning Assets:
  Loans receivable(1).........................   $149,502      $12,467      8.34%       8.16%
  Mortgage-backed securities..................      4,299          260      6.05        6.70
  Other investments...........................      6,517          363      5.57        5.97
  FHLB stock..................................      2,046          157      7.67        7.85
                                                ---------      -------
   Total interest-earning assets..............    162,364       13,247      8.16        7.96
                                                               -------
 Non-interest earning assets..................      9,586
                                                 --------
  Total assets................................   $171,950
                                                 ========

Liabilities and Shareholders' Equity
 Interest-Bearing Liabilities:
  Savings deposits............................   $ 12,207          368      3.01        3.05
  Demand and NOW deposits.....................     25,272          601      2.38        2.66
  Time deposits...............................     77,211        4,355      5.64        5.36
  Borrowings..................................     39,234        2,206      5.62        5.66
                                                 --------      -------
   Total interest-bearing liabilities.........    153,924        7,530      4.89        5.07
                                                               -------
  Other liabilities...........................      1,039
                                                 --------
   Total liabilities..........................    154,963
 Shareholders' equity.........................     16,987
                                                 --------
   Total liabilities and shareholders' equity    $171,950
                                                 ========
 Net interest income..........................                 $ 5,717
                                                               =======
 Net interest rate spread.....................                              3.27%       2.89%
                                                                            ====        ====
 Net earning assets...........................   $  8,440
                                                 ========
 Net yield on average interest-earning assets.                              3.52%
                                                                            ====
 Average interest-earning assets to
  average interest-bearing liabilities........      1.05x
                                                    =====

-----------------
(1) Calculated net of deferred loan fees, loan discounts, loans in process and loss reserves.

Rate/Volume Analysis of Net Interest Income

          The following table presents the dollar amount of changes in interest income and interest expense for the major categories of interest-earning assets and interest-bearing liabilities. The change in total interest income and total interest expense is allocated between those related to changes in the outstanding balances and those due to changes in interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (i.e., changes in volume multiplied by old rate) and (ii) changes in rate (i.e., changes in rate multiplied by old volume). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to the change due to volume and change due to rate.

                                                                              December 31,
                                           ------------------------------------------------------------------------------
                                                         1994 vs. 1995                      1995 vs. 1996
                                           ----------------------------------------   -----------------------------------
                                                     Increase                                 Increase
                                                    (Decrease)                               (Decrease)
                                                      Due to              Total                Due to          Total
                                           -------------------------     Increase      -------------------    Increase
                                             Volume           Rate      (Decrease)       Volume      Rate    (Decrease)
                                           ----------       --------      ----------   ----------   ------   ------------
Interest-earning assets:
 Loans receivable......................     $2,148           $342        $2,490          $2,918      $(46)     $2,872
 Mortgage-backed securities............        (55)            95            40             (51)       (2)        (53)
 Other investments.....................         59            136           195            (428)       35        (393)
 FHLB stock............................         23             17            40              78        (1)         77
                                            ------           ----        ------          ------      ----      ------
   Total interest-earning assets.......     $2,175           $590         2,765          $2,516      $(14)      2,503
                                            ======           ====        ------          ======      ====      ------

Interest-bearing liabilities:
 Savings deposits......................     $  (20)          $ 11            (9)         $  (29)     $  6         (23)
 Demand deposits.......................         13             37            50              49       (62)        (13)
 Time deposits.........................        185            372           557             446        53         499
 Borrowings............................        853             44           897           1,185       (55)      1,130
                                            ------           ----        ------          ------      ----      ------
   Total interest-bearing liabilities..     $1,030           $465         1,495          $1,651      $(57)      1,593
                                            ======           ====        ------          ======      ====      ------

Net interest income....................                                  $1,270                                $  910
                                                                         ======                                ======

                                       8

Comparison of Operating Results for the Years Ended December 31, 1995 and December 31, 1996.

          General. Net income for the year ended December 31, 1996 was $876,000, a decrease of $366,000 or 29.47% compared to net income for the year ended December 31, 1995. This decrease was primarily due to an $800,000 provision for loan losses, which was recorded by management to cover the possibility of losses on the $2.4 million of purchased equipment leases placed on non-accrual status by the Bank during 1996 due to the bankruptcy filing by the Bennett Funding Group, the originator of the leases. The increased provision for loan losses was substantially offset by the net of a $910,000 increase in net interest income, a $716,000 increase in all non-interest expenses and a $174,000 decrease in income tax expenses.

          Net Interest Income. Net interest income for the year ended December 31, 1996 increased $910,000 or 18.93% over the same period in 1995. This increase was primarily attributable to the success of management's continuing efforts to restructure the Company's balance sheet by investing new funds and shifting existing funds into higher-yielding commercial and consumer loans from lower yielding investment and mortgage-backed securities. The Company's net interest margin (net interest income divided by average interest-earning assets) decreased slightly from 3.56% for the year ended December 31, 1995, to 3.52% for the year ended December 31, 1996.

          Interest income on loans increased $2.9 million for the year ended 1996 compared to the year ended December 31, 1995 primarily the result of an increase of $35.0 million in average loans outstanding. This increase was primarily due to an active residential real estate market in 1996 due to continued relatively low interest rates and a strong local economy, and the ongoing success of the Company's focus on commercial and consumer loan production. This increase in volume was slightly offset by a decrease in yield on loans from 8.38% for the year ended December 31, 1995 to 8.34% for the year ended December 31, 1996 caused primarily by the increasing competitiveness of the local loan origination market.

          Both the net interest margin and the average yield on loans were negatively impacted by the placement of the Bennett Funding leases on non-accrual status effective April 1, 1996. Management estimates that interest lost during 1996 from those leases was approximately $170,000.

          Interest earned on mortgage-backed securities decreased by $53,000 due primarily to an $848,000 decrease in the average balance of the Company's mortgage-backed securities.

          Interest earned on other investments and FHLB stock decreased by $316,000 for the year 1996 compared to 1995. This was the result of a decrease of $7.7 million in the average balance of other investments, primarily due to the Company's efforts to restructure its balance sheet by channeling funds into higher yielding loans. The decrease was partially offset by interest earned on a $1.0 million increase in the average balance of FHLB stock required to facilitate borrowings from the Federal Home Loan Bank, as well as by an increase in the yield on other investments from 5.32% for the year ended December 31, 1995 to 5.57% for the year ended December 31, 1996.

          Interest expense for the year ended 1996 increased $1.6 million or 26.83% over the same period in 1995. This increase was primarily due to an increase of $29.9 million in average interest-bearing liabilities, consisting of an additional $8.9 million in the average balance of customer deposit accounts and a $21.0 million increase in the average balance of Federal Home Loan Bank advances drawn to fund loan demand. The increase was also due to an increase in the rate paid on interest bearing liabilities from 4.79% in 1995 to 4.89% in 1996 reflecting the intense competition for deposits, in spite of a decrease in the interest rate paid on borrowings from 5.91% in 1995 to 5.62% in 1996.

          Provision for Loan Losses. The Company establishes its provision for loan losses based on a systematic analysis of risk factors in the loan portfolio. The analysis includes evaluation of concentration of credit, past loss experience, current economic conditions, the amount and composition of the loan portfolio, estimated fair value of the underlying collateral, loan commitments outstanding , delinquencies, industry standards and other factors. Because the Company has realized only nominal losses during its recent past, management also considers the loss experience of similar portfolios in comparable lending markets, in addition to using the services of a consultant to assist in the evaluation of its growing commercial loan portfolio. Management's analysis results in the allocations of allowance amounts for each loan type. Based on this analysis, during the year ended December 31, 1996 the Company recorded an $800,000 provision for loan losses primarily in response to the situation involving Bennett Funding Group (Bennett) of Syracuse, New York through which the Company owns $2.4 million of equipment leases. On March 29, 1996, the Securities and Exchange Commission filed civil and criminal complaints against an officer of Bennett and shortly thereafter, Bennett sought Chapter 11 bankruptcy protection. The Bank has been paid interest through March 31, 1996. Based upon the bankruptcy filing and the uncertainty about when principal and interest payments might resume, the leases were placed in non-accrual status as of April 1, 1996 and the Bank has allocated $970,000 of its $1.7 million allowance for loan losses to these receivables. The Bank's $2.4 million investment is comprised of numerous small dollar equipment leases. While management believes that the Bank holds original lease documents, the complaint alleges various fraudulent actions including that Bennett may have sold the same leases to two or more buyers. To date management has not been notified of duplication of any leases it owns. Management is currently evaluating settlement offers and believes that its reserve allocation will be sufficient to cover any losses. At December 31, 1996, the Company's allowance equals 1.08% of net loans receivable. Non-performing loans totaled $2.8 million at December 31, 1996, representing 1.53% of total assets. The Bank had no non-performing loans at December 31, 1995.

          Non-Interest Income. Non-interest income for the year ended December 31, 1996 increased by $66,000, or 10.49% over the same period in 1995. This was primarily due to an $87,000 increase in service charges and fees on deposit accounts due to the increasing number of these accounts, and a $116,000 increase in the gain on the sale of mortgage loans in the secondary market, partially offset by a non-recurring $165,000 state tax refund received in 1995. The increase in the gain on the sale of loans resulted from the increased sales activity and a change in accounting for such sales. Beginning in 1996, the basis of loans sold with servicing retained was allocated between the loan and the originated servicing right. $129,000 of the $184,000 of gains on the sale of loans can be attributed to establishing the originated servicing right asset which will be amortized over the lives of the related loans. In addition, in December 1996, the Company transferred approximately $10.3 million fixed rate mortgage loans to the held for sale portfolio. These loans were sold in December, 1996, and January, 1997, and are part of management's strategy to further diversify the loan portfolio.

          Non-Interest Expense. Non-interest expense for the year ended December 31, 1996 increased $716,000 over the same period in 1995. The major components of this increase included a $404,000 increase in salaries and employee benefits and a $139,000 increase in occupancy and equipment expense, offset by a $118,000 decrease in FDIC insurance premiums (since the Bank, unlike most thrifts, is insured by the Bank Insurance Fund of the FDIC and benefitted from a reduction in the deposit insurance rate effective June 1, 1995). The increase in salaries and employee benefits, and occupancy and equipment expenses were incurred in connection with the opening of the Company's fourth branch. In addition, salary and employee benefit expenses included expenses related to the Employee Stock Ownership Plan ("ESOP"), which was formed at the time of the Bank's stock conversion, and expenses related to the Recognition and Retention Plan ("RRP") which was approved by shareholders in August 1995. These two plans resulted in a combined expense of $151,000 in 1995 and $233,000 in 1996 and, effectively, replaced the Company's discretionary contribution to its 401(k) plan which was $54,000 in 1994. See Note 10 of the Notes to Consolidated Financial Statements included herein.

          Income Tax Expense. The Company's income tax provision decreased by $174,000 for the year ended December 31, 1996 compared to the year ended December 31, 1995. This was primarily due to the decrease in income before income taxes.

Comparison of Operating Results for the Years Ended December 31, 1995 and December 31, 1994.

          General. Net income for the year ended December 31, 1995 was $1.2 million, an increase of $677,000 or 119.82% over net income for the year ended December 31, 1994. This increase was primarily due to a $1.3 million increase in net interest income, an $85,000 increase in deposit account service charges and fees, a $165,000 non-recurring state tax refund related to a change in Indiana tax law in the late 1980s, and a $108,000 decrease in FDIC insurance expense. These changes were partially offset by a $565,000 increase in all other operating expenses and by a $459,000 increase in income tax expense.

          Net Interest Income. Net interest income for the year ended December 31, 1995 increased $1.3 million or 35.91% over the same period in 1994. This increase was primarily attributable to the success of management's continuing efforts to leverage the Company by channeling funds into the Company's higher-yielding loan portfolio. The Company's net interest margin, net interest income divided by average interest-earning assets, increased from 3.26% for the year ended December 31, 1994, to 3.56% for the year ended December 31, 1995.

          Interest income on loans increased $2.5 million for the year ended 1995 compared to the year ended December 31, 1994 primarily due to an increase of $25.8 million in average loans outstanding. This increase was primarily due to the Bank taking advantage of the opportunity to attract new residential mortgage borrowers to the Bank afforded by an active market for refinance and purchase residential properties in 1995 due to continued low mortgage interest rates and a strong local economy, and the ongoing success of the Company's focus on commercial loan production. This increase in volume was supplemented by an increase in yield on loans from 8.01% for the year ended December 31, 1994 to 8.38% for the year ended December 31, 1995 caused primarily by the upward adjustment of the Company's existing ARMs as well as by the increased amount of higher yielding commercial loans.

          Interest earned on mortgage-backed securities increased by $40,000 as the increase in yield from 4.36% to 6.08% on the primarily adjustable rate securities more than offset the $1.1 decline in the average balance of the Company's mortgage-backed securities.

          Interest earned on other investments increased by $195,000 for the year 1995 compared to 1994. This was the result of an increase of $1.3 million in the average balance of other investments, primarily due to the investment of stock proceeds upstreamed to the Holding Company, as well as by in increase in yield from 4.33% for the year ended December 31, 1994 to 5.32% for the year ended December 31, 1995 due to higher interest rates on securities purchased in 1995.

          Interest expense for the year ended 1995 increased $1.5 million or 33.66% over the same period in 1994. This increase was primarily due to an increase of $17.9 million in average interest-bearing liabilities, consisting of an additional $3.4 million in the average balance of customer deposit accounts and a $14.5 million increase in the average balance of Federal Home Loan Bank advances drawn to fund loan demand. The increase was also due to an increase in the rate paid on interest bearing liabilities from 4.19% in 1994 to 4.79% in 1995 reflecting the general increase in interest rates during the period.

          Provision for Loan Losses. The Company establishes its provision for loan losses based on a systematic analysis of risk factors in the loan portfolio. The analysis includes evaluation of concentration of credit, past loss experience, current economic conditions, the amount and composition of the loan portfolio, estimated fair value of the underlying collateral, loan commitments outstanding , delinquencies, industry standards and other factors. Because the Company has realized only nominal losses during its recent past, management also considers the loss experience of similar portfolios in comparable lending markets, in addition to using the services of a consultant to assist in the evaluation of its growing commercial loan portfolio. Management's analysis results in the allocations of allowance amounts for each loan type.

          During the years 1995 and 1994, the Company made no additional provision for loan losses. The Company, during 1994, recovered $15,000 on a loan that had previously been charged off. The Company had no non-performing loans (non-accruing plus accruing loans 90 days or more past due) at December 31, 1995 and $45,000 in non-performing loans at December 31, 1994, representing .04% of total assets.

          Non-Interest Income. Non-interest income for the year ended December 31, 1995 increased by $339,000, or 116.90% over the same period in 1995. This was primarily due to the previously mentioned $165,000 state tax refund, an $85,000 increase in service charges and fees on deposit accounts due to the increasing number of these accounts, and a $55,000 increase in the gain on the sale of mortgage loans in the secondary market as the Company took advantage of the relatively stable mortgage loan rates to sell fixed-rate mortgages, thereby helping to control interest rate risk.

          Non-Interest Expense. Non-interest expense for the year ended December 31, 1995 increased $458,000 over the same period in 1994. The major components of this increase included a $312,000 increase in salaries and employee benefits, an $86,000 increase in occupancy and equipment expense, and a $60,000 increase in other operating expenses. Many of these expenses were incurred filling the Company's staffing and equipment needs to effectively leverage the Bank. The Bank also benefitted from a $108,000 decrease in FDIC insurance premiums resulting from a decrease in the premium charged. The Bank, unlike most thrifts, is insured by the Bank Insurance Fund of the FDIC and benefitted from a reduction in the deposit insurance rate effective June 1, 1995. In addition , 1995's salary and employee benefit expense included expenses related to the Employee Stock Ownership Plan ("ESOP"), which was formed at the time of the Bank's stock conversion, and related to the Recognition and Retention Plan ("RRP") approved in August, 1995. LSB records ESOP expense based on the fair value of the shares earned by participants during the year. During 1995, participants earned 8,504 shares with a cost of $85,000 and a fair value of $123,000. The RRP awarded 27,793 share to certain directors and officers of the Company. The cost of these shares is being amortized over the 60 month vesting period and totaled $28,000 for 1995. These two plans resulted in a combined expense of $151,000 in 1995 and, effectively, replaced the Company's discretionary contribution to its 401(k) plan which was $54,000 in 1994.

          Income Tax Expense. The Company's income tax provision increased by $459,000 for the year ended December 31, 1995 compared to the year ended December 31, 1994. This was primarily due to the increase in income before income taxes.

Asset/Liability Management

          Lafayette, like other financial institutions, is subject to interest rate risk to the extent that its interest-bearing liabilities reprice on a different basis than its interest-earning assets. Office of Thrift Supervision ("OTS") regulations provide a Net Portfolio Value ("NPV") approach to the quantification of interest rate risk. In essence, this approach calculates the difference between the present value of expected cash flows from assets and the present value of expected cash flows from liabilities, as well as cash flows from off balance sheet contracts. Under OTS regulations, an institution's "normal" level of interest rate risk in the event of an assumed change in interest rates is a decrease in the institution's NPV in an amount not exceeding 2% of the present value of its assets. Thrift institutions with greater than "normal" interest rate exposure must take a deduction from their total capital available to meet their risk-based capital requirement. The amount of the deduction is one-half of the difference between (a) the institution's actual calculated exposure to a 200 basis point interest rate increase or decrease (whichever results in the greater pro forma decrease in NPV) and (b) its "normal" level of exposure which is defined as 2% of the present value of its assets. The regulation, however, will not become effective until the OTS evaluates the process by which savings associations may appeal an interest rate risk deduction determination. It is uncertain as to when this evaluation may be completed. Furthermore, the Bank, due to its asset size and level of risk-based capital is exempt from this requirement. Notwithstanding the foregoing, utilizing this measuring concept, as of December 31, 1996, a change in interest rates of positive 200 basis points would have resulted in a 1.21% decrease (as a percentage of the net present value of the Bank's assets) in the Bank's NPV while a change in interest rates of negative 200 basis points would have resulted in an .11% increase (as a percentage of the net present value of the Bank's assets) in the Bank's NPV. Accordingly, the Bank's interest rate risk was considered normal under OTS regulations and no additional risk-based capital would have been required at December 31, 1996.

          It has been and continues to be a priority of the Company's Board of Directors and management to manage interest rate risk and thereby limit any negative effect of the Company's NPV. The Company's asset/liability policy, established by the Board of Directors, sets forth acceptable limits on the amount of change in NPV given certain changes in interest rates. The Company has an asset/liability management committee which meets weekly to review interest rate positions, and a Board investment committee which meets quarterly to review the Company's interest rate risk position and other related matters and to make recommendations for adjusting such position to the full Board of Directors. In addition, the investment committee meets semi-annually with the Company's investment advisor to review the Company's investment portfolio and strategies relating to interest rate risk. Specific strategies have included the sale of long-term, fixed rate loans to reduce the average maturity of the Company's interest-earning assets and the use of FHLB advances to lengthen the effective maturity of its interest-bearing liabilities. In the future, the Company's community banking emphasis, including the origination of commercial business loans, is intended to further increase the Company's portfolio of short-term and/or adjustable rate loans.

          Presented below, as of December 31, 1995 and 1996, is an analysis of the Company's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up and down 300 basis points and compared to Board policy limits. Assumptions used in calculating the amounts in this table are OTS assumptions.

                                           At December 31, 1995              At December 31, 1996
       Change in      Board Limit     -----------------------------    ------------------------------
     Interest Rate     % Change         $ Change         % Change         $ Change          % Change
     -------------    -----------     -----------       -----------    --------------     -----------
    (Basis Points)                     (Dollars in                        (Dollars in
                                       Thousands)                         Thousands)
        300            -40.00           -3,171             -17%            -3,207             -23%
        200            -18.00           -1,726             - 9%            -1,996             -14%
        100            -10.00            - 637              -3%            -1,015              -6%
          0              0.00                0               0%                 0               0%
       -100            -10.00              120               1%             1,411               3%
       -200            -18.00              -63               0%             2,475               3%
       -300            -40.00               85               0%             2,687               3%

       In evaluating the Company's exposure to interest rate risk, certain shortcomings inherent in the method of analysis presented in the foregoing table must be noted. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Further, in the event of a change in interest rates, prepayments and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. Finally, the ability of many borrowers to service their debt may decrease in the event of an interest rate increase. As a result, the actual effect of changing interest rates may differ from that presented in the foregoing table.

       The Company also makes use of "gap" analysis which measures the difference between the amount of interest-earning assets which are anticipated to mature or reprice within a particular period and the amount of interest bearing liabilities which are expected to reprice in that same period. The Company relies on certain assumptions, such as the amount and timing of loan prepayments in the measurement of the interest rate sensitivity gap. Similar shortcomings to those experienced with NPV analysis are also inherent in the gap method of analysis.

Liquidity and Capital Resources

       The Bank's primary sources of funds are deposits, repayment and prepayment of loans, interest earned on or maturation of investment securities and short-term investments, borrowings and funds provided from operations. While maturities and the scheduled amortization of loans, investments and mortgage-backed securities are a predictable source of funds, deposit flows and mortgage prepayments are greatly influenced by the general market interest rates, economic conditions and competition.

       The primary investing activities of the Bank are the origination of loans and the purchase of securities. During the years ended December 31, 1994, 1995 and 1996, the Bank originated loans totaling $39.9 million, $68.8 million and $77.7 million respectively.

       During the years ended December 31, 1994, 1995 and 1996, these investment activities were funded primarily by principal repayments and prepayments on loans and maturities of investment securities totaling $25.1 million, $30.8 million, and $43.8 million, respectively. The proceeds from the sale of loans totaled $3.0 million, $8.0 million and $14.3 million for the years ended December 31, 1994, 1995 and 1996, respectively. Sales of available-for-sale securities in 1994, 1995 and 1996 generated proceeds of $1.1 million, $510,000 and $1.8 million, respectively.

       The major sources of cash from financing activities in the years ended December 31, 1994, 1995 and 1996 were increases in deposits of $7.5 million, $2.2 million and $7.0 million, respectively. In the years ended December 31, 1994, 1995 and 1996, financing also was provided by net borrowings of $5.8 million, $21.8 million and $20.6 million, respectively. The Bank had available lines of credit from the FHLB, at December 31, 1996, equal to $1.5 million. The Bank currently uses, and intends to continue to use, FHLB advances as a source of funding for loans when advantageous interest rate risk matches can be found.

       Liquidity management is both a daily and long-term function for the Bank's senior management. The Bank adjusts its investment strategy, within the limits established by the investment policy, based upon assessments of expected loan demand, expected cash flows, FHLB advance opportunities, market yields and objectives of its asset/liability management program. Base levels of liquidity have generally been invested in interest-earning overnight and time deposits with the FHLB of Indianapolis. Funds for which a demand is not foreseen in the near future are invested in investment and other securities for the purpose of yield enhancement and asset/liability management.

       The Bank is required to maintain minimum levels of liquidity as defined by regulatory agencies. The liquidity requirement, which can vary, is based upon a percentage of deposits and short term borrowings and is currently 5.0%. The Bank's internal policy for liquidity is approximately 8%. The Company's liquidity ratios at December 31, 1994, 1995, 1996 were 14.35%, 14.04% and 7.31%, respectively. Proceeds from the sale of fixed rate mortgage loans in early 1997 were used to restore the Company's liquidity ratio to above its policy level.

       The Bank anticipates that it will have sufficient funds available to meet current loan commitments. At December 31, 1996, the Bank had outstanding commitments to originate loans and available lines of credit totaling $15.8 million and commitments to provide funds to complete current construction projects in the amount of $6.8 million. Certificates of deposit which will mature in one year or less at December 31, 1996 totaled $43.8 million. Based on its experience, the Bank's certificates of deposit have been a relatively stable source of long-term funds as such certificates are generally renewed upon maturity since the Bank has established long-term banking relationships with its customers. Therefore, management believes a significant portion of such deposits will remain with the Bank, although this cannot be assured.

       At December 31, 1996, the Bank exceeded all of the OTS capital requirements on a fully phased in basis. See Note 9 of the Notes to Consolidated Financial Statements for a summary of the Bank's regulatory capital requirements.

       The Company also has a need for, and sources of liquidity. Liquidity is required to fund its operating expenses, fund stock repurchase programs, as well as for the payment of dividends to shareholders. At December 31, 1996 the Company had $797,000 in liquid assets on hand. The primary source of liquidity on an ongoing basis is dividends from the Bank. Dividends totaling $1.0 million were paid from the Bank to the Company during the year ended December 31, 1996. For the year ended December 31, 1996, the Company paid dividends to shareholders totaling $213,000 and repurchased 127,865 shares of common stock at a total cost of $2.2 million. The Company has regulatory approval to repurchase an additional 30,888 shares of Company stock at December 31, 1996.

Impact of Inflation and Changing Prices

       The Consolidated Financial Statements and Notes thereto which are presented herein have been prepared in accordance with generally accepted accounting principals, which require the measurement of financial position and the results of operations in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike most industrial companies, virtually all the Company's assets and liabilities are monetary in nature. As a result, interest rates have a greater impact on the Company's performance than do the effects of the general levels of inflation. Interest rates do not necessarily move in the same direction or to the same degree as the price of goods and services.

Impact of Accounting Standards

       Financial Accounting Standard No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, was issued by the Financial Accounting Standards Board in 1996. It revises the accounting for transfers of financial assets, such as loans and securities, and for distinguishing between sales and secured borrowings. It is effective for some transactions in 1997 and others in 1998. Management does not expect the effect on the Company's financial position and results of operations to be significant.

                         REPORT OF INDEPENDENT AUDITORS




Board of Directors
LSB Financial Corp.
Lafayette, Indiana


We have audited the accompanying consolidated statements of financial condition of LSB Financial Corp. as of December 31, 1996 and 1995, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three year period ended December 31, 1996. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LSB Financial Corp. as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 1996 in conformity with generally accepted accounting principles.

As discussed in Note 1, LSB Financial Corp. changed its method of accounting for originated mortgage servicing rights in 1996.


                                               /s/ Crowe, Chizek and Company LLP
                                               ---------------------------------
                                                   Crowe, Chizek and Company LLP

Indianapolis, Indiana
January 29, 1997

-------------------------------------------------------------------------------
                                       18

                               LSB FINANCIAL CORP.
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                           December 31, 1995 and 1996
                  (Dollars in thousands, except per share data)

--------------------------------------------------------------------------------

                                                             1995            1996
                                                             ----            ----

ASSETS
Cash and due from banks                                     $   4,200    $   4,388
Short-term investments                                          3,595        5,410
                                                            ---------    ---------
    Cash and cash equivalents                                   7,795        9,798
Available-for-sale securities (Note 2)                         12,295        6,546
Loans held for sale                                               968        6,230
Total loans (Note 3)                                          132,387      154,701
    Less:  Allowance for loan losses (Note 4)                    (922)      (1,715)
                                                            ---------    ---------
Loans, net                                                    131,465      152,986
Office properties and equipment - net (Note 5)                  3,205        4,570
Federal Home Loan Bank stock, at cost                           1,500        2,575
Accrued interest receivable                                       905        1,006
Other assets                                                      840          896
                                                            ---------    ---------

                                                            $ 158,973    $ 184,607
                                                            =========    =========


LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
    Deposits (Note 6)                                       $ 109,977    $ 116,949
    Short term borrowings                                         864         --
    Advances from Federal Home Loan Bank (Note 7)              28,500       50,000
    Note payable (Note 8)                                         250          220
    Accrued interest payable                                      159          197
    Advances from borrowers for taxes and insurance               203          178
    Other liabilities                                             952          267
                                                            ---------    ---------
                                                              140,905      167,811

Commitments and contingent liabilities (Note 11)

Shareholders' equity (Notes 1 and 9)
    Common stock ($.01 par value - 7,000,000 shares
      authorized; 1,057,369 and 1,058,655 shares issued)           11           11
    Additional paid-in capital                                 10,063       10,143
    Retained earnings                                           9,626       10,289
    Unamortized cost of recognition and retention plan           (399)        (332)
    Unearned shares held by employee stock ownership plan        (739)        (653)
    Treasury stock (28,000 and 155,895 shares, at cost)          (466)      (2,629)
    Unrealized loss on available-for-sale securities,
      net of tax of $19 and $22                                   (28)         (33)
                                                            ---------    ---------
                                                               18,068       16,796
                                                            ---------    ---------

                                                            $ 158,973    $ 184,607
                                                            =========    =========

--------------------------------------------------------------------------------
          See accompanying notes to consolidated financial statements.

                               LSB FINANCIAL CORP.
                        CONSOLIDATED STATEMENTS OF INCOME
                  Years ended December 31, 1994, 1995 and 1996
                  (Dollars in thousands, except per share data)
--------------------------------------------------------------------------------

                                                         1994      1995      1996
                                                         ----      ----      ----

Interest income
    Loans, including related fees                     $ 7,105    $ 9,595   $12,467
    Short-term investments                                 91        311       156
    Securities
       Taxable                                            730        756       586
       Tax exempt                                          53         82        38
                                                      -------    -------   -------
          Total interest income                         7,979     10,744    13,247

Interest expense
    Deposits                                            4,263      4,861     5,324
    Federal Home Loan Bank advances                       163      1,062     2,193
    Other borrowings                                       16         14        13
                                                      -------    -------   -------
       Total interest expense                           4,442      5,937     7,530
                                                      -------    -------   -------

Net interest income                                     3,537      4,807     5,717

Provision for loan losses (Note 4)                        (15)      --         800
                                                      -------    -------   -------

Net interest income after provision for loan losses     3,552      4,807     4,917
                                                      -------    -------   -------

Noninterest income
    Deposit account service charges and fees              154        239       326
    Net gain on sale of mortgage loans                     13         68       184
    Net gain on securities                                  6       --           7
    Other                                                 117        322       178
                                                      -------    -------   -------
                                                          290        629       695

Noninterest expense
    Salaries and employee benefits (Note 10)            1,366      1,678     2,082
    Occupancy and equipment expense, net                  443        529       668
    Computer service                                      217        169       244
    Deposit insurance                                     228        120         2
    Advertising                                           178        251       274
    Other                                                 580        723       916
                                                      -------    -------   -------
                                                        3,012      3,470     4,186
                                                      -------    -------   -------

Income before income taxes                                830      1,966     1,426

Income tax provision (Note 12)                            265        724       550
                                                      -------    -------   -------

Net income                                            $   565    $ 1,242   $   876
                                                      =======    =======   =======

Net income per share (Note 13)                           N/A     $  1.30   $  1.00



--------------------------------------------------------------------------------
          See accompanying notes to consolidated financial statements.

                               LSB FINANCIAL CORP.
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                  Years ended December 31, 1994, 1995 and 1996
                  (Dollars in thousands, except per share data)

--------------------------------------------------------------------------------

                                                                                   Net
                                                                                Unrealized
                                                    Additional                    Loss on
                                         Common       Paid-in     Retained    Available-for-    Benefit     Treasury
                                          Stock       Capital     Earnings    Sale Securities    Plans        Stock       Total
                                          -----       -------     --------    ---------------   -----        -----       -----

Balance, January 1, 1994                $   --       $   --       $  7,819      $   --          $   --      $   --      $  7,819

Net income                                  --           --            565          --              --          --           565
Change in net unrealized loss               --           --           --            (176)           --          --          (176)
                                        --------     --------     --------      --------        --------    --------    --------

Balance, December 31, 1994                  --           --          8,384          (176)           --          --         8,208

Issuance of common stock (Note 1)             10        9,599         --            --              --          --         9,609
Formation of employee stock
  ownership plan                            --           --           --            --              (824)       --          (824)
Formation of recognition and
  retention plan (RRP)                         1          426         --            --              (427)       --          --
RRP amortization expense                    --           --           --            --                28        --            28
Acquisition of treasury stock
  (28,000 shares)                           --           --           --            --              --          (466)       (466)
Employee stock ownership
  shares earned                             --             38         --            --                85        --           123
Net income                                  --           --          1,242          --              --          --         1,242
Change in net unrealized loss               --           --           --             148            --          --           148
                                        --------     --------     --------      --------        --------    --------    --------

Balance, December 31, 1995                    11       10,063        9,626           (28)         (1,138)       (466)     18,068

Issuance of shares for RRP                  --             22         --            --               (22)       --          --
RRP amortization expense                    --           --           --            --                90        --            90
Employee stock ownership
  shares earned                             --             58         --            --                85        --           143
Acquisition of treasury stock
  (127,895 shares)                          --           --           --            --              --        (2,163)     (2,163)
Dividends paid ($.24 per share)             --           --           (213)         --              --          --          (213)
Net income                                  --           --            876          --              --          --           876
Change in net unrealized loss               --           --           --              (5)           --          --            (5)
                                        --------     --------     --------      --------        --------    --------    --------

Balance, December 31, 1996              $     11     $ 10,143     $ 10,289      $    (33)       $   (985)   $ (2,629)   $ 16,796
                                        ========     ========     ========      ========        ========    ========    ========

--------------------------------------------------------------------------------
          See accompanying notes to consolidated financial statements.

                               LSB FINANCIAL CORP.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  Years ended December 31, 1994, 1995 and 1996
                             (Dollars in thousands)

--------------------------------------------------------------------------------

                                                                                  1994         1995         1996
                                                                                  ----         ----         ----
Cash flows from operating activities
    Net income                                                                  $    565     $  1,242     $     876
    Adjustments to reconcile net income to net cash from operating activities
       Depreciation                                                                  196          214           276
       Net amortization on securities                                                229           83            54
       Provision for loan losses                                                     (15)           -           800
       Gain on securities                                                             (6)           -            (7)
       Gain on sale of loans                                                         (13)         (68)         (184)
       Loans originated for sale, net of sales proceeds                            5,527         (900)         (242)
       Deferred loan fees, net                                                        50           44            42
       Employee stock ownership plan - shares earned                                   -          123           143
       Changes in assets and liabilities
          Accrued interest receivable                                                 56         (295)         (101)
          Other assets                                                              (758)         475            37
          Accrued interest payable                                                    17           42            38
          Other liabilities                                                          (87)         702          (684)
                                                                                --------     --------     ---------
              Net cash from operating activities                                   5,761        1,662         1,048
Cash flows from investing activities
    Net change in interest-bearing balances with financial institutions              251            -             -
    Proceeds from the maturity and paydown of available-for- sale securities       9,819        7,191         7,578
    Proceeds from the maturity and paydown of held-to-maturity securities          1,515        1,437             -
    Purchase of available-for-sale securities                                     (3,592)      (8,075)       (3,687)
    Purchase of held-to-maturity securities                                         (647)        (501)            -
    Proceeds from sales of available-for-sale securities                           1,051          510         1,802
    Purchase of Federal Home Loan Bank stock                                           -         (807)       (1,075)
    Loans made to customers net of payments received                             (25,993)     (32,907)      (32,645)
    Proceeds from the sale of loans                                                    -            -         5,446
    Purchase of premises and equipment                                              (400)        (159)       (1,641)
                                                                                --------     --------     ---------
       Net cash from investing activities                                        (17,996)     (33,311)      (24,222)
Cash flows from financing activities
    Net change in deposits                                                         7,522        2,213         6,972
    Net change in short term borrowings                                                -          864          (864)
    Proceeds from Federal Home Loan Bank advances                                 12,500       31,500        42,500
    Payments on advances from Federal Home Loan Bank                              (6,700)     (10,500)      (21,000)
    Net change in advances from borrowers for taxes and insurance                     40            9           (25)
    Payments on note payable                                                         (27)         (28)          (30)
    Net proceeds from sale of common stock, net of ESOP debt                           -        8,785             -
    Dividends paid                                                                     -            -          (213)
    Purchase of treasury stock                                                         -         (466)       (2,163)
                                                                                --------     --------     ---------
       Net cash from financing activities                                         13,335       32,377        25,177
                                                                                --------     --------     ---------
Net change in cash and cash equivalents                                            1,100          728         2,003
Cash and cash equivalents at beginning of period                                   5,967        7,067         7,795
                                                                                --------     --------     ---------
Cash and cash equivalents at end of period                                      $  7,067     $  7,795     $   9,798
                                                                                ========     ========     =========
Cash paid during the period for:
    Interest                                                                    $  4,425     $  5,895     $   7,492
    Income taxes                                                                     322          126         1,037
Non cash investing activities:
    Amortized cost of held-to-maturity securities transferred to
      available-for-sale                                                          17,757        1,753             -
    Book value of portfolio loans transferred to held-for-sale                         -            -        10,282

--------------------------------------------------------------------------------
          See accompanying notes to consolidated financial statements.

                               LSB FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1994, 1995 and 1996
                (Dollars in thousands, except per share amounts)

--------------------------------------------------------------------------------


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The consolidated financial statements as of and for the years ended December 31, 1995 and 1996 include the accounts of LSB Financial Corp. (LSB or the Company) and its wholly-owned subsidiary, Lafayette Savings Bank, FSB (Bank) and the Bank's wholly-owned subsidiary, LSB Service Corporation (LSBSC). The 1994 financial statements include the accounts of the Bank and LSBSC. All significant intercompany transactions and balances have been eliminated.

Stock Issuance and Conversion: On February 3, 1995, pursuant to a Plan of Conversion adopted May 16, 1994, LSB completed the issuance of 1,029,576 shares of common stock, at a price of $10 per share raising net proceeds of $9,609. In accordance with its Plan of Conversion, $4,805 of the proceeds were utilized to purchase 100% of the stock of the Bank in conjunction with its conversion from a mutual to a stock form of organization. The transaction was accounted for in a manner similar to the pooling of interests method of accounting for a business combination. Accordingly, the assets and liabilities of the Bank are presented in these consolidated financial statements at historical cost and earnings per share have been computed as if the common stock had been outstanding since January 1, 1995.

Description of Business: LSB operates primarily in the banking industry which accounts for more than 90% of its revenues, operating income and assets. LSB generates mortgage and consumer loans and receives deposits from customers located primarily in Tippecanoe county in Indiana. A substantial portion of the loan portfolio is secured by single and multi-family residential mortgages.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates most susceptible to change in the near term include the allowance for loan losses and the fair value of securities.

Statement of Cash Flows: For purposes of the statement of cash flows, cash and cash equivalents include cash on hand, amounts due from banks and short-term investments. The Bank reports net cash flows for customer loan transactions and deposit transactions and for changes in interest-bearing balances with other financial institutions.


--------------------------------------------------------------------------------
                                  (Continued)

                               LSB FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1994, 1995 and 1996
                             (Dollars in thousands)

--------------------------------------------------------------------------------
NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities: Securities are classified as held-to-maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as available-for-sale when they might be sold before maturity. Available-for-sale securities are carried at fair value, with unrealized holding gains and losses reported separately in shareholders' equity, net of tax. Securities are written down to fair value when a decline in fair value is not temporary. Premium amortization is deducted from and discount accretion is added to interest income. Gains and losses on the sale of available-for-sale securities are determined using the specific identification method.

Inventory of Loans Held for Sale: The Bank sells a portion of its mortgage loan production in the secondary market. Whenever loan cost exceeds market value on a net aggregate basis, a valuation reserve is recorded and the loans are carried at the lower of cost or market. At December 31, 1996 and 1995, the market value of such loans exceeded their cost. During December 1996, the Bank transferred approximately $10,282 of fixed rate mortgage loans from the loan portfolio to the held for sale portfolio. This transfer was done to diversify the loan portfolio and as part of management's strategic plan to expand the Bank's consumer and commercial loan portfolios. Approximately 50% of these loans were sold in December 1996 and the balance in January 1997.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required based on past loan loss experience, known and inherent risks in the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off.

Loan impairment is reported when full payment under the loan terms is not expected. Impairment is evaluated collectively for smaller-balance loans of similar nature such as residential mortgage, consumer, and credit card loans, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate. Loans are evaluated for impairment when payments are delayed, typically 90 days or more, or when the internal grading system indicates a doubtful classification.


--------------------------------------------------------------------------------
                                  (Continued)

                               LSB FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1994, 1995 and 1996
                             (Dollars in thousands)

--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Allowance for Loan Losses (Continued): The carrying values of impaired loans are periodically adjusted to reflect cash payments, revised estimates of future cash flows, and increases in the present value of expected cash flows due to the passage of time. Cash payments representing interest income are reported as such. Other cash payments are reported as reductions in carrying value, while increases or decreases due to changes in estimates of future payments and due to the passage of time are reported as provision for loan losses expense.

Recognition of Income on Loans: Interest income on loans is accrued over the term of the loans. Uncollectible interest on loans that are past due is charged-off or an allowance is established based on management's periodic evaluation. Loan fees, net of direct loan origination costs, are deferred and recognized over the contractual life of the loan as an adjustment to interest income using the interest method.

Servicing Rights: Prior to adopting Financial Accounting Standard No. 122 on January 1, 1996, servicing right assets were recorded only for purchased rights to service mortgage loans. Subsequent to adopting this standard, servicing rights represent both purchased rights and the allocated value of servicing rights retained on loans sold. Servicing rights are expensed in proportion to, and over the period of, estimated net servicing revenues. Impairment is evaluated based on the fair value of the rights, using groupings of the underlying loans as to interest rates and then, secondarily, as to geographic and prepayment characteristics. A valuation allowance is recorded to reflect the impairment of a grouping.

Real Estate Owned: Real estate acquired through foreclosure or deed-in-lieu-of-foreclosure is carried at the lower of cost (fair value at foreclosure) or fair value less estimated selling costs. Future declines in value, if any, are charged to operations through a provision for loss on real estate owned. The costs of holding the real estate are charged to operations while major improvements are capitalized.

Office Properties and Equipment: Office properties and equipment are stated at cost less accumulated depreciation. Depreciation is computed by straight-line and accelerated methods over estimated useful lives.

Retirement Plans: The Bank maintains a profit sharing plan, pursuant to Section 401 of the Internal Revenue Code. The plan covers substantially all full time employees. Participants may contribute a percentage of their compensation, subject to certain limits. The plan allows the Bank, at the Board's discretion, to make contributions.

--------------------------------------------------------------------------------
                                  (Continued)

                               LSB FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1994, 1995 and 1996
                             (Dollars in thousands)

--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Retirement Plans (Continued): Coincident with conversion to the stock form of organization, the Bank established an Employee Stock Ownership Plan (ESOP) covering substantially all full time employees. The expense recognized as ESOP shares are earned by participants is based on the fair value of such shares. The difference between the cost of ESOP shares earned, and their market value, is reflected as an addition to (or deduction from) additional paid-in capital.

Stock Compensation: Expense for employee compensation under stock option plans is reported only if options are granted below market price at grant date. Pro forma disclosures of net income and earnings per share are provided as if the fair value method of Financial Accounting Standard No. 123 were used for stock-based compensation.

Income Taxes: Income tax expense is the sum of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Fair Values of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed separately. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates. The fair value estimates of existing on- and off-balance sheet financial instruments does not include the value of anticipated future business or the values of assets and liabilities not considered financial instruments.

Reclassifications:  Certain  items in the 1995  financial  statements  have been
reclassified  to  be  consistent   with   presentation  in  the  1996  financial
statements.


--------------------------------------------------------------------------------
                                  (Continued)

                               LSB FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1994, 1995 and 1996
                             (Dollars in thousands)
--------------------------------------------------------------------------------

NOTE 2 - AVAILABLE-FOR-SALE SECURITIES

The amortized cost and fair value of available-for-sale securities at December 31, 1995 and 1996 are as follows:

                                                                      1995
                                                                      Gross            Gross
                                                 Amortized         Unrealized       Unrealized          Fair
                                                   Cost               Gains           Losses            Value
                                                   ----               -----           ------            -----

Obligations of the U.S.
  Government and its agencies                  $       3,008    $           -     $          (7)   $       3,001
Mortgage-backed securities                             4,896                -               (62)           4,834
Obligations of states and political
  subdivisions                                         1,687               16                 -            1,703
Corporate securities and
  commercial paper                                     2,751                6                 -            2,757
                                               -------------    -------------     -------------    -------------

                                               $      12,342    $          22     $         (69)   $      12,295
                                               =============    =============     =============    =============


                                                                      1996
                                                                      Gross            Gross
                                                 Amortized         Unrealized       Unrealized          Fair
                                                   Cost               Gains           Losses            Value
                                                   ----               -----           ------            -----
Obligations of the U.S.
  Government and its agencies                  $       1,355    $           7     $          (5)   $       1,357
Mortgage-backed securities                             4,007               36               (93)            3950
Obligations of states and political
  subdivisions                                           984                -                 -              984
Corporate securities and
  commercial paper                                       255                -                 -              255
                                               -------------    -------------     -------------    -------------

                                               $       6,601    $          43     $         (98)   $       6,546
                                               =============    =============     =============    =============


--------------------------------------------------------------------------------
                                  (Continued)

                               LSB FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1994, 1995 and 1996
                             (Dollars in thousands)

--------------------------------------------------------------------------------

NOTE 2 - AVAILABLE-FOR-SALE SECURITIES (Continued)

The amortized cost and fair value of available-for-sale securities at December 31, 1996, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                                            Amortized             Fair
                                                              Cost                Value
                                                              ----                -----

         Due in one year or less                         $          868      $         865
         Due after one year through five years                    1,476              1,481
         Due after ten years                                        250                250
         Mortgage-backed securities                               4,007              3,950
                                                         --------------      -------------

                                                         $        6,601      $       6,546
                                                         ==============      =============

The sale of available-for-sale securities during 1994, 1995 and 1996 generated gross gains of $6, $0 and $9 and gross losses of $0, $0 and $2.


NOTE 3 - LOANS RECEIVABLE

Total loans consisted of the following:

                                                                December 31,
                                                                ------------
                                                          1995                1996
                                                          ----                ----

Mortgage loans secured by:
    One-to-four family residences                    $       85,263      $      90,757
    Multi-family residences                                  12,044             19,610
    Commercial real estate                                   18,914             19,032
Construction and development                                 10,379             17,781
Home equity lines of credit                                   4,124              7,415
Commercial business loans                                     4,570              4,825
Consumer loans                                                1,924              2,393
                                                     --------------      -------------
    Gross loans receivable                                  137,218            161,813
Undisbursed portion of loans in process                      (4,516)            (6,755)
Deferred loan fees, net                                        (315)              (357)
                                                     --------------      -------------

                                                     $      132,387      $     154,701
                                                     ==============      =============


--------------------------------------------------------------------------------
                                  (Continued)

                               LSB FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1994, 1995 and 1996
                             (Dollars in thousands)

--------------------------------------------------------------------------------

NOTE 3 - LOANS RECEIVABLE (Continued)

Mortgage loans serviced principally for the Federal Home Loan Mortgage Corporation are not included in the accompanying statements of financial condition. The unpaid principal balances of such loans was $28,801 and $39,108 at December 31, 1995 and 1996, respectively.

Activity for capitalized mortgage servicing rights during 1996 was as follows:

         Beginning of year                              $            4
         Additions                                                 129
         Amortized to expense                                       (5)
                                                        --------------

         End of year                                    $          128
                                                        ==============

No valuation allowance was deemed necessary at December 31, 1996.

The balance of loans not accruing interest was $0 and $2,484 at December 31, 1995 and 1996.

Certain of the executive officers and directors are loan customers of the Bank. Activity for those loans was as follows:

         Balance at January 1, 1996                      $          685
         New loans and advances                                     604
         Repayments                                                (220)
                                                         --------------

         Balance at December 31, 1996                    $        1,069
                                                         ==============


NOTE 4 - ALLOWANCE FOR LOAN LOSSES

Activity in the allowance for loan losses was as follows:

                                        Year ended December 31,
                                        -----------------------
                                   1994           1995            1996
                                   ----           ----            ----

Beginning balance              $     922      $       926      $      922
Provision for loan losses            (15)               -             800
Loan charge-offs                       -               (6)             (7)
Recoveries                            19                2               -
                               ---------      -----------      ----------

Ending balance                 $     926      $       922      $    1,715
                               =========      ===========      ==========


--------------------------------------------------------------------------------
                                  (Continued)

                               LSB FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1994, 1995 and 1996
                             (Dollars in thousands)

--------------------------------------------------------------------------------


NOTE 4 - ALLOWANCE FOR LOAN LOSSES (Continued)

Information about impaired loans is as follows:

                                                                                   1995                1996
                                                                                   ----                ----

Year-end loans with no allowance for loan losses allocated                    $            -      $           -
Year-end loans with allowance for loan losses allocated                                    -              2,391
Amount of the allowance allocated                                                          -                970

Average of impaired loans during the year                                                  -              1,793
Interest income recognized during impairment                                               -                  -
Cash-basis interest income recognized                                                      -                  -


NOTE 5 - OFFICE PROPERTIES AND EQUIPMENT

A summary of office properties and equipment is as follows at December 31:

                                                                                   1995                1996
                                                                                   ----                ----

Land                                                                          $          520      $         756
Office buildings and improvements                                                      2,489              3,397
Furniture and equipment                                                                1,401              1,898
                                                                              --------------      -------------
                                                                                       4,410              6,051
Less accumulated depreciation and amortization                                         1,205              1,481
                                                                              --------------      -------------

                                                                              $        3,205      $       4,570
                                                                              ==============      =============


--------------------------------------------------------------------------------
                                  (Continued)

                               LSB FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1994, 1995 and 1996
                             (Dollars in thousands)
--------------------------------------------------------------------------------


NOTE 6 - DEPOSITS

Deposits at December 31 are summarized as follows:

                                                     1995                                    1996
                                                     ----                                    ----
                                          Amount              Percent             Amount              Percent
                                          ------              -------             ------              -------

Non interest-bearing deposits           $      3,106            2.8%            $      4,127            3.5%
NOW accounts                                  21,613           19.7                   20,716           17.8
Savings accounts                              12,050           10.9                   12,538           10.7
                                        ------------        -------             ------------       --------
                                              36,769           33.4                   37,381           32.0
                                        ------------        -------             ------------       --------
Certificates of deposit
  2.00% to 3.99%                                   5              -                       64             .1
  4.00% to 5.99%                              43,076           39.2                   48,677           41.6
  6.00% to 7.99%                              30,120           27.4                   30,820           26.3
  8.00% to 9.99%                                   7              -                        7              -
                                        ------------        -------             ------------       --------
                                              73,208           66.6                   79,568           68.0
                                        ------------        -------             ------------       --------

                                        $    109,977          100.0%            $    116,949          100.0%
                                        ============        =======             ============       ========

At December 31, 1996, scheduled maturities of certificates of deposit are as follows:

         1997                                                $     43,778
         1998                                                      24,389
         1999                                                       8,437
         2000                                                       1,664
         2001 and thereafter                                        1,300
                                                             ------------

                                                             $     79,568
                                                             ============

The aggregate amount of certificates of deposit in denominations of $100 or more was $8,735 and $10,450 at December 31, 1995 and 1996, respectively. Individual certificate amounts in excess of $100 are not insured by the FDIC.



--------------------------------------------------------------------------------
                                  (Continued)

                               LSB FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1994, 1995 and 1996
                             (Dollars in thousands)

--------------------------------------------------------------------------------


NOTE 7 - ADVANCES FROM FEDERAL HOME LOAN BANK

Advances from the Federal Home Loan Bank (FHLB) are due in full at final maturity, require monthly interest payments and are secured by a blanket pledge of the Bank's eligible securities and mortgage loans.

At December 31, 1996, the scheduled maturity and weighted average interest rate of FHLB advances were as follows:

                                  Weighted
                                  Interest                   Principal
            Year                   Average                    Balance
            ----                   -------                    -------

           1997                     5.50%                   $    32,000
           1998                     5.89                         15,000
           1999                     5.90                          3,000
                                                            -----------

                                                            $    50,000
                                                            ===========

NOTE 8 - NOTE PAYABLE

During 1993, the Bank acquired the property for a second branch from two individuals. In addition to cash, a ten year mortgage note, secured by the branch property, was issued in the amount of $328. The note bears interest at an annual rate of 5.5%. Payments, including interest, are $4 per month with a final maturity of January 2003.


NOTE 9 - CAPITAL REQUIREMENTS AND DIVIDEND RESTRICTIONS

At the time of its conversion to a stock form of organization, LSB established a liquidation account in an amount equal to its total net worth as of the date of the latest statement of financial condition appearing in the final prospectus, which was $8,066. The liquidation account is maintained for the benefit of eligible depositors who continue to maintain their accounts at the Company after the conversion. The liquidation account declines annually to the extent that eligible depositors have reduced their qualifying deposits. Subsequent increases will not restore an eligible account holder's interest in the liquidation account. In the event of a complete liquidation, each eligible depositor will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for accounts then held. The balance allocated to the liquidation account is not available for payment of dividends.



--------------------------------------------------------------------------------
                                  (Continued)

                               LSB FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1994, 1995 and 1996
                             (Dollars in thousands)

--------------------------------------------------------------------------------

NOTE 9 - CAPITAL REQUIREMENTS AND DIVIDEND RESTRICTIONS (Continued)

The Bank has qualified under provisions of the Internal Revenue Code which permit it to deduct from taxable income a provision for bad debts that differs from the provision for such losses charged against income in the financial statements, if any. This portion of retained earnings is considered to be restricted because if, in the future, this portion of retained earnings is used for any purpose other than to absorb bad debt losses, federal income taxes would be imposed at the then applicable rates. In accordance with Financial Accounting Standard 109, LSB has not recorded a liability for the portion of the tax reserve established prior to January 1, 1988, which totals $1,861. At current tax rates, the tax liability for such amount would be $744.

The Bank is subject to various regulatory capital requirements administered by its primary regulator, the Office of Thrift Supervision (OTS) and by the Federal Deposit Insurance Corporation (FDIC). Failure to meet minimum capital requirements can result in certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the financial statements. These guidelines and the regulatory framework for prompt corrective action involve quantitative measures of capital, assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices as well as qualitative judgments by the regulators about components, risk weightings, and other factors. LSB's deposit insurance premium rate is also based, in part, on these requirements. At December 31, 1995 and 1996, the Bank's actual and required minimum capital ratios were as follows:

                                                                                                   FDIC
                                                                                                   ----
                                                                    OTS                         To Be Well
                                                                    ---                      Capitalized Under
                                                                For Capital                  Corrective Action
                                 Actual                      Adequacy Purposes                  Provisions
                                 ------                      -----------------                  ----------
                          Amount        Ratio              Amount        Ratio              Amount        Ratio
                          ------        -----              ------        -----              ------        -----

Total Capital (to Risk
  Weighted Assets)
    1995                 $    15,976    15.03%            $     8,504    8.0%             $    10,630     10.0%
    1996                 $    16,623    12.44%            $    10,687    8.0%             $    13,359     10.0%

Tier I Capital (to Risk
  Weighted Assets)
    1995                 $    15,054    14.16%            $     4,252    4.0%             $     6,378     6.0%
    1996                 $    15,122    11.32%            $     5,344    4.0%             $     8,015     6.0%

Tier 1 (Core) Capital
  (to Adjusted Assets)
    1995                 $    15,054     9.58%            $     4,713    3.0%             $     7,857     5.0%
    1996                 $    15,122     8.23%            $     5,509    3.0%             $     9,182     5.0%

Tangible Capital
  (to Adjusted Assets)
    1995                 $    15,054     9.58%            $     2,357    1.5%                             N/A
    1996                 $    15,122     8.23%            $     2,755    1.5%                             N/A



--------------------------------------------------------------------------------
                                  (Continued)

                               LSB FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1994, 1995 and 1996
                             (Dollars in thousands)

--------------------------------------------------------------------------------

NOTE 9 - CAPITAL REQUIREMENTS AND DIVIDEND RESTRICTIONS (Continued)

Risk-based capital differs from tangible and core capital due to the inclusion of the Bank's general valuation allowance which totaled $922 and $1,501 at December 31, 1995 and 1996.

At December 31, 1996, the Bank's capital ratios result in its being designated a well capitalized institution.


NOTE 10 - BENEFIT PLANS

The Bank maintains a 401(k) plan for the benefit of eligible employees. Employer contributions are discretionary. Expense recognized for this plan was $54, $0 and $0 in 1994, 1995 and 1996.

In August 1995, LSB shareholders approved a Stock Option Plan which reserved 102,957 shares of Common Stock for granting options to directors and officers of the Companies. Under the terms of the Plan, options can be granted at values not less than the fair market value of the shares at the date of the grant. Options vest at each anniversary date over a five year period and must be exercised within ten years of grant.

Financial Accounting Standard No. 123, which became effective for 1996, requires pro forma disclosures for companies that do not adopt its fair value accounting method for stock-based employee compensation. Accordingly, the following pro forma information presents net income and earnings per share had the Standard's fair value method been used to measure compensation cost for stock option plans. Compensation cost actually recognized for stock options was $0 for both 1995 and 1996.

                                                 1995         1996
                                                 ----         ----

Net income as reported                         $  1,242      $   876
Pro forma net income                              1,224          821

Earnings per share as reported                     1.30         1.00
Pro forma earnings per share                       1.29          .93


--------------------------------------------------------------------------------
                                  (Continued)

                               LSB FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1994, 1995 and 1996
                  (Dollars in thousands, except per share date)

--------------------------------------------------------------------------------

NOTE 10 - BENEFIT PLANS (Continued)

                                                                 Weighted-Average            Weighted-Average
                                               Number               Per Share                     Per Share
                                             of Options           Exercise Price           Fair Value of Grants
                                             ----------           --------------           --------------------

Outstanding, January 1, 1995                           -
Granted                                           74,112          $     15.375                  $      4.45
Exercised                                              -
Forfeited                                              -
Expired                                                -
                                            ------------
Outstanding, end of 1995                          74,112                15.375                         4.45
Granted                                                -
Exercised                                              -
Forfeited                                              -
Expired                                                -
                                            ------------
Outstanding, end of 1996                          74,112                15.375                         4.45

Options exercisable at year-end are as follows:

                                               Number          Weighted-Average
                                             of Options         Exercise Price
                                             ----------         --------------

         1995                                        -          $            -
         1996                                   14,822          $       15.375

The fair value of options granted during 1995 is estimated using the following weighted-average information: risk-free interest rate of 6.34%, expected life of 7 years, expected volatility of stock price of .15 and expected dividends of 1.56% per year.

At year-end 1996, options outstanding were as follows:

         Number of options                                        74,112
         Exercise price                                       $15.375/share
         Weighted-average exercise price                         15.375/share
         Weighted-average remaining option life                   8.7 years
         For options now exercisable:  Number                     14,822
               Weighted-average exercise price                $15.375/share


--------------------------------------------------------------------------------
                                  (Continued)

                               LSB FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1994, 1995 and 1996
                             (Dollars in thousands)

--------------------------------------------------------------------------------

NOTE 10 - BENEFIT PLANS (Continued)

In August 1995, LSB shareholders approved a Recognition and Retention Plan (RRP) that awarded 27,793 shares of stock to certain officers and directors of the Company. An additional 1,286 shares were awarded during 1996. The stock awarded under the Plan is restricted as to certain rights at the time of issuance. These restrictions are removed over a 5 year period. The cost of these shares is amortized over the vesting period. Expense recorded for the RRP totalled $28 and $90 in 1995 and 1996.

In conjunction with the conversion, the Bank established an ESOP which purchased 8%, or 82,366 shares, of the stock offered in the conversion. The funds used by the ESOP to purchase the stock were provided by an $824 loan from LSB which will be repaid by contributions to the ESOP by the Bank in the future. Pursuant to the ESOP, the shares are to be allocated to participants annually, over a 12 year period. The ESOP covers substantially all employees and shares are allocated based upon employee compensation levels during the year. ESOP expense is based on the fair value of shares committed to be released and, for 1995 and 1996, totaled $123 and $143. During 1995 and 1996, 8,504 and 8,540 shares were earned by and committed to be released to participants. The number of shares earned each year is determined by the ESOP loan agreement. Shares no longer required to be held as collateral for that loan are committed to be released and are earned by participants. At December 31, 1996, 65,322 unreleased shares with a fair value of $1,274 were held by the ESOP. The ESOP also held 8,504 shares which were allocated to participants' accounts and 8,540 shares which were released for allocation. Dividends paid on shares that are not allocated to participants' accounts are used to service debt.


NOTE 11 - COMMITMENTS AND CONTINGENT LIABILITIES

The Bank leases branch and office facilities under operating leases that expire in 1999 and 2000. Total expense for leased premises was $26, $34, and $54 for the years ended December 31, 1994, 1995 and 1996. Future minimum lease payments at December 31, 1996 are as follows:

                  1997                            $           47
                  1998                                        47
                  1999                                        33
                  2000                                        15
                  2001                                         -
                                                  --------------

                                                  $          142
                                                  ==============

--------------------------------------------------------------------------------
                                  (Continued)

                               LSB FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1994, 1995 and 1996
                             (Dollars in thousands)

--------------------------------------------------------------------------------

NOTE 11 - COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

In the ordinary course of business, the Bank has loans, commitments and contingent liabilities, such as guarantees and commitments to extend credit, which are not reflected in the accompanying consolidated statements of financial condition. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial guarantees is represented by the contractual amounts of those instruments. The Bank uses the same credit policy to make such commitments as it uses for on-balance-sheet items.

At December 31, 1995 and 1996 these financial instruments are summarized as follows:

                                               1995                1996
                                               ----                ----

    Commitments to extend credit:
       Fixed rate                         $        1,188      $       1,280
       Variable rate                               3,386              1,141
    Unused portions of lines of credit             9,838             13,413
    Standby letters of credit                        833                423

The commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established under the contract. Generally, such commitments are for no more than 60 days. At December 31, 1996, the fixed rate loan commitments were at rates ranging from 7.5% to 8.375%. The lines of credit are commercial and home equity lines of credit and are variable rate.

Since many commitments to make loans expire without being used, the amounts do not necessarily represent future cash commitments. Collateral obtained upon exercise of the commitment is determined using management's credit evaluation of the borrower.

LSB and the Bank are party to various legal actions arising in the course of business. In the opinion of management, the companies have adequate legal defenses and/or insurance coverage with respect to these actions and their resolution will not materially affect the operations or financial position of LSB or the Bank.

The Bank is party to an agreement with a third party service organization which provides data processing services to the Bank until the year 2000. Should the Bank terminate the contract prior to completion of the term, it would incur a penalty based on 80% of the expected remaining payments under the agreement.


--------------------------------------------------------------------------------
                                  (Continued)

                               LSB FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1994, 1995 and 1996
                             (Dollars in thousands)

--------------------------------------------------------------------------------

NOTE 12 - INCOME TAXES

An analysis of the income tax provision is as follows:

                                                                            Year ended December 31,
                                                                            -----------------------
                                                               1994                1995                1996
                                                               ----                ----                ----

Current provision                                          $         277      $          645      $         692
Deferred provision (benefit)                                         (12)                 79               (142)
                                                           -------------      --------------      -------------

                                                           $         265      $          724      $         550
                                                           =============      ==============      =============

The difference between the financial statement income tax provision and the amount computed by applying the statutory federal tax rate of 34% to income before income taxes is reconciled as follows:

                                                                          Year ended December 31,
                                                                          -----------------------
                                                               1994                1995                1996
                                                               ----                ----                ----

Income tax provision computed at statutory rate            $         282      $          668      $         485
Add (subtract) tax effect of
    Low income housing credit                                        (37)                (49)               (36)
    Tax exempt income                                                (16)                (24)               (10)
    State tax expense (net)                                           29                 116                 89
    Other                                                              7                  13                 22
                                                           -------------      --------------      -------------

                                                           $         265      $          724      $         550
                                                           =============      ==============      =============

The net deferred tax asset recorded at December 31, 1995 and 1996 is comprised of the following:

                                                                                   1995                1996
                                                                                   ----                ----

    Deferred tax assets from:
       Bad debt deductions                                                    $          138      $         460
       Loan fee income                                                                   125                 28
       Net unrealized loss on available-for-sale securities                               19                 22
                                                                              --------------      -------------
                                                                                         282                510
    Deferred tax liability from:
       Fixed asset depreciation                                                          (71)              (133)
       Other                                                                               -                (21)
                                                                              --------------      -------------
                                                                                         (71)              (154)

    Valuation allowance for deferred tax assets                                            -                  -
                                                                              --------------      -------------

    Net deferred tax asset                                                    $          211      $         356
                                                                              ==============      =============



--------------------------------------------------------------------------------
                                  (Continued)

                               LSB FINANCIAL CORP.
                          NOTES TO FINANCIAL STATEMENTS
                        December 31, 1994, 1995 and 1996
                             (Dollars in thousands)

--------------------------------------------------------------------------------


NOTE 13 - EARNINGS PER SHARE

Earnings per share are based on the weighted average number of shares outstanding during the period, adjusted, if the effect is significant, for common stock equivalents. The stock options outstanding are considered common stock equivalents. To evaluate the potential dilutive effect of these common stock equivalents, actual weighted average shares outstanding are increased by the number of shares issuable under the options, assuming full exercise, and reduced by the number of shares that could, hypothetically, be reacquired using the proceeds from the exercise of those options. For 1995 and 1996, the dilutive effect of the stock options was not significant and earnings per share were computed based upon weighted average shares outstanding which were 958,566 in 1995 and 877,411 for 1996.

Unreleased shares held by the ESOP are not considered to be outstanding for the purpose of computing earnings per share, whereas shares awarded under the RRP are considered to be outstanding.


NOTE 14 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

LSB is required to disclose the estimated fair value of its financial instruments. The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash, Short-term Investments and Federal Home Loan Bank Stock: The carrying amount of these instruments is a reasonable estimate of fair value.

Securities: Fair values are based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar instruments.

Loans: The fair value of loans is based on estimates of the difference in interest rates that LSB would charge borrowers for similar loans with similar maturities applied for an estimated time period until the loan is assumed to reprice or be paid. Loan prepayments are considered when estimating the likely time period until repayment.

Deposits: The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.



--------------------------------------------------------------------------------
                                  (Continued)

                               LSB FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1994, 1995 and 1996
                             (Dollars in thousands)
--------------------------------------------------------------------------------

NOTE 14 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

Federal Home Loan Bank Advances: The fair value of these advances was estimated based upon the current rates charged for advances with similar terms.

Other Borrowings: The carrying amount of other borrowings is a reasonable estimate of fair value.

Off-Balance Sheet Items: Carrying value is a reasonable estimate of fair value. These instruments are generally variable rate and short-term in nature, with minimal fees charged.

The estimated fair values of the LSB's financial instruments are as follows:

                                                            1995                               1996
                                                            ----                               ----
                                                 Carrying            Fair           Carrying            Fair
                                                   Value             Value            Value             Value
                                                   -----             -----            -----             -----

Financial assets
    Cash and short-term
      investments                              $       7,795    $       7,795     $       9,798    $       9,798
    Available-for-sale securities                     12,295           12,295             6,546            6,546
    Federal Home Loan Bank stock                       1,500            1,500             2,575            2,575
    Loans (net)                                      132,433          136,859           159,216          160,012

Financial liabilities
    Deposits                                        (109,977)        (110,514)         (116,949)        (116,838)
    Federal Home Loan Bank
      advances                                       (28,500)         (28,669)          (50,000)         (49,975)
    Other borrowings                                  (1,114)          (1,114)             (220)            (220)
    Off balance sheet items                                -                -                 -                -




--------------------------------------------------------------------------------
                                  (Continued)

                               LSB FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         December 31, 1994,1995and 1996
                             (Dollars in thousands)

--------------------------------------------------------------------------------

NOTE 15 - PARENT COMPANY FINANCIAL STATEMENTS

Presented below are the condensed balance sheet and the related condensed statements of income and cash flows for the parent company.

                            CONDENSED BALANCE SHEETS
                           December 31, 1995 and 1996

                                                   1995                1996
                                                   ----                ----
ASSETS
    Short-term investments                     $       1,068    $         797
    Investment in the Bank                            15,013           15,102
    Available-for-sale securities                      1,236              250
    Loan to ESOP                                         755              686
    Other assets                                          24                3
                                               -------------    -------------

                                               $      18,096    $      16,838
                                               =============    =============

LIABILITIES                                    $          28    $          42

SHAREHOLDERS' EQUITY                                  18,068           16,796
                                               -------------    -------------

                                               $      18,096    $      16,838
                                               =============    =============


                         CONDENSED STATEMENTS OF INCOME
                 For the years ended December 31, 1995 and 1996
                                                      1995                1996
                                                      ----                ----
Operating income
   Dividends from the Bank                        $           -    $      1,000
   Other operating income                                   133              83
                                                  -------------    ------------
      Total operating income                                133           1,083

Operating expenses                                           32              82
                                                  -------------    ------------

Income before taxes and equity in
  undistributed income of the Bank                          101           1,001

Income tax provision                                         26              (3)
                                                  -------------    ------------

Income before equity in undistributed
  income of the Bank                                         75           1,004

Equity in undistributed income of the Bank                1,167            (128)
                                                  -------------    ------------

Net income                                        $       1,242    $        876
                                                  =============    ============


--------------------------------------------------------------------------------
                                  (Continued)

                               LSB FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1994, 1995 and 1996
                (Dollars in thousands, except per share amounts)

--------------------------------------------------------------------------------

NOTE 15 - PARENT COMPANY FINANCIAL STATEMENTS (Continued

                       CONDENSED STATEMENTS OF CASH FLOWS
                 For the years ended December 31, 1995 and 1996

                                                                                      1995               1996
                                                                                      ----               ----
Cash flows from operating activities
   Net income                                                                     $       1,242    $         876
   Adjustments to reconcile net income to net cash from operating activities
      Equity in undistributed income of the Bank                                         (1,167)             128
      Amortization of premiums paid for securities                                           36                1
      Gain on sale of securities                                                              -               (9)
      Change in other assets                                                                (24)              21
      Change in other liabilities                                                            28               23
                                                                                  -------------    -------------
         Net cash from operating activities                                                 115            1,040

Cash flows from investing activities
   Investment in the Bank                                                                (5,102)               -
   Proceeds from the sale of available-for-sale securities                                  510              814
   Purchase of available-for-sale securities                                             (4,370)            (840)
   Proceeds from the maturity of available-for-sale securities                            1,100            1,000
   Proceeds from repayment of the loan to ESOP                                               69               69
                                                                                  -------------    -------------
      Net cash from investing activities                                                 (7,793)           1,043

Cash flows from financing activities
   Proceeds from issuance of stock, net of ESOP debt                                      8,785                -
   Issuance of RRP shares                                                                   427               22
   Dividends paid                                                                             -             (213)
   Repurchase of treasury stock                                                            (466)          (2,163)
                                                                                  -------------    -------------
      Net cash from financing activities                                                  8,746           (2,354)
                                                                                  -------------    -------------

Net changes in cash equivalents                                                           1,068             (271)

Cash equivalents at beginning of year                                                         -            1,068
                                                                                  -------------    -------------

Cash equivalents at end of year                                                   $       1,068    $         797
                                                                                  =============    =============

Taxes paid during 1995 and 1996 were $0 and $0.


NOTE 16 - PENDING CHANGES IN ACCOUNTING POLICIES

Financial Accounting Standard No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities," was issued by the Financial Accounting Standards Board in 1996. It revises the accounting for transfers of financial assets, such as loans and securities, and for distinguishing between sales and secured borrowings. It is effective for some transactions in 1997 and others in 1998. Management does not expect the effect on LSB's financial position and results of operations to be significant.

--------------------------------------------------------------------------------
                                       42

                               LSB FINANCIAL CORP.
                                       and
                           LAFAYETTE SAVINGS BANK, FSB
                        DIRECTORS AND EXECUTIVE OFFICERS


Directors
John W. Corey                                      Peter Neisel
President and Chief Executive                      President and CE0, Schwab Corp.
Officer, LSB and Lafayette Bank

Mariellen M. Neudeck                               Jeffrey A. Poxon
Chairman of the Board, LSB and                     Investment Vice President, The Lafayette
Lafayette Bank                                     Life Insurance Company
Vice President, St. Elizabeth
Hospital Medical Center

James A. Andrew                                    Thomas L. Ryan
President and Owner, Henry Poor                    Partner, Stuart & Branigin
Lumber Co.

Harry A. Dunwoody                                  John C. Shen
Senior Vice President of LSB and                   Developer and Sole Owner,
Lafayette Bank                                     Crestview Apartments and Crestview North Apartments

Philip W. Kemmer                                   C. Wesley Shook
Business Administrator,                            Secretary-Treasurer,
First Assembly of God Church                       The Shook Agency


Executive Officers

John W. Corey                                      Mary Jo David
President and Chief Executive Officer              Vice President, Chief Financial Officer and
                                                   Secretary-Treasurer

Harry A. Dunwoody
Senior Vice President

                             STOCKHOLDER INFORMATION


Corporate Profile

         LSB is an Indiana corporation which was organized in 1994 by the Bank for the purpose of becoming a thrift institution holding company. The Bank was organized in 1869 and converted to a federal savings bank in 1984. On February 3, 1995, the Bank converted to the stock form of organization and concurrently became the wholly-owned subsidiary of LSB through the sale and issuance of 1,029,576 shares of Common Stock. The principal asset of LSB is the outstanding stock of the Bank, its wholly owned subsidiary. The Bank's primary business consists of attracting deposits from the general public and using these deposits to provide financing for the purchase and construction of residential and, to a lesser extent, other properties.


Corporate Office                               Branch Offices

101 Main Street                                1020A Sagamore Parkway W.
Lafayette, Indiana 47902                       West Lafayette, Indiana

                                               1501 Sagamore Parkway W.
                                               Lafayette, Indiana

                                               833 Twyckenham Blvd.
                                               Lafayette, IN 47905


Independent Auditors                           Local Counsel

Crowe, Chizek and Company LLP                  Stuart & Branigin
2100 Market Tower                              300 Main Street, Suite 800
10 W. Market Street                            Lafayette, Indiana 47902
Indianapolis, Indiana 46204-2976


Transfer Agent                                 Special Counsel

American Securities Transfer, Inc.             Silver, Freedman & Taff, L.L.P.
1825 Lawrence Street                           1100 New York Avenue, N.W.
Denver, Colorado 80202                         Washington, D.C. 20005


Form 10-K Report

         A copy of LSB's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 including financial statements, as filed with the SEC will be furnished without charge to stockholders of LSB upon written request to the Secretary, LSB Financial Corp., 101 Main Street, P.O. Box 1628, Lafayette, Indiana 47902.

Commnon Stock

         As of December 31, 1996, there were approximately 654 holders of record of LSB Common Stock and 902,760 shares of issued and outstanding common stock. LSB's stock is quoted on the Nasdaq National Stock Market under the symbol "LSBI."

         The following table sets forth, for the periods shown, the high and low prices of the common stock and cash dividends per share declared. The common stock began trading on Nasdaq on February 5, 1995, the date the Bank converted from a mutual to stock company.

         The prices reflect inter-dealer quotations without retail mark-up, mark-down or commissions and do not necessarily represent actual transactions.

                                                                   Cash
                                                                Dividends
   Quarter Ended               High            Low              Declared
   -------------               ----            ---              --------

 March 31, 1995               $12.50          $10.75             $0.00

 June 30, 1995                 14.25           11.75              0.00

 September 30, 1995            16.75           13.50              0.00

 December 31, 1995             17.25           16.00              0.00

 March 31, 1996                17.375          16.50              0.00

 June 30, 1996                 16.50           15.50              0.08

 September 30, 1996            17.25           15.00              0.08

 December 31, 1996             19.50           17.25              0.08

Dividend payment decisions are made with consideration of a variety of factors including earnings, financial condition, market considerations and regulatory restrictions. Restrictions on dividend payments are described in Note 9 of the Notes to Consolidated Financial Statements included in this Annual Report.