Form 10KSB, Exhibit 13
period 1997-12-31
LSB FINANCIAL CORP
filed 1998-03-31
CIK 930405

                                   EXHIBIT 13



                        ANNUAL REPORT TO SECURITY HOLDERS

                         SELECTED FINANCIAL INFORMATION
                     ($ in thousands, except per share data)

       The following financial information does not purport to be complete and is qualified in its entirety by reference to the more detailed financial information contained elsewhere herein.

                                                                                December 31,
                                                      ---------------------------------------------------------------
                                                           1993         1994        1995          1996        1997
                                                        ----------  ---------    ----------    ----------   ---------
Selected Financial Condition Data

Total assets ......................................    $ 110,685    $ 124,339     $ 158,973    $ 184,607    $ 206,584
Loans receivable, net .............................       78,158       98,602       132,433      159,216      178,532
Available-for-sale securities .....................         --          9,985        12,295        6,546        7,863
Short-term investments ............................       25,674        7,703         3,595        5,410        5,580
Deposits ..........................................      100,242      107,764       109,977      116,949      137,686
Total borrowings ..................................        2,005        7,778        29,614       50,220       50,189
Shareholders' equity (net) ........................        7,819        8,208        18,068       16,796       17,734

                                                                                December 31,
                                                      ---------------------------------------------------------------
                                                           1993         1994        1995          1996        1997
                                                        ----------  ---------    ----------    ----------   ---------
Selected Operations Data:

Total interest income .............................    $   7,851    $   7,979     $  10,744    $  13,247    $  15,249
Total interest expense ............................        4,618        4,442         5,937        7,530        8,708
                                                       ---------    ---------     ---------    ---------    ---------
   Net interest income ............................        3,233        3,537         4,807        5,717        6,541
Provision for loan losses .........................         --            (15)         --            800(1)        72
                                                       ---------    ---------     ---------    ---------    ---------

Net interest income after provision for loan losses        3,233        3,552         4,807        4,917        6,469

Deposit account service charges ...................           84          154           239          326          445
Gain (loss) on sales of mortgage loans ............          259           13            68          184          243
Gain (loss) on sales of securities ................         --              6          --              7         --
Other non-interest income .........................          137          117           322          178          236
                                                       ---------    ---------     ---------    ---------    ---------
Total non-interest income .........................          480          290           629          695          924
Total non-interest expense ........................        2,597        3,012         3,470        4,186        4,787
                                                       ---------    ---------     ---------    ---------    ---------
Income before taxes and accounting change .........        1,116          830         1,966        1,426        2,606
Taxes .............................................          414          265           724          550        1,040
Accounting change .................................          175         --            --           --           --
                                                       ---------    ---------     ---------    ---------    ---------
Net income ........................................    $     877    $     565     $   1,242    $     876    $   1,566
                                                       =========    =========     =========    =========    =========




--------

(1) See "Provision for Loan Losses" for discussion of Bennett Funding Group.

                                                                                   December 31,
                                                           -------------------------------------------------------------
                                                              1993         1994        1995          1996        1997
                                                           ----------  ---------    ----------    ----------   ---------
Selected Financial Ratios and Other Data:

Performance Ratios:
  Return on assets (ratio of net income
   to average total assets)...........................          0.80%      0.49%         0.87%         0.51%      0.80%
  Return on equity (ratio of
   net income to average equity)......................         11.65       7.07          7.30          5.16       9.09
  Earnings per share                                            N/A        N/A          $1.23         $0.95      $1.81
Interest rate spread information:
  Average during period...............................          2.87%      3.15%         3.17%         3.27%      3.39%
  Net interest margin(1)..............................          3.07       3.26          3.56          3.52       3.56
Operating expense to average total
   assets.............................................          2.38%      2.61%         2.43%         2.43%      2.45%
 Average interest-earning assets to
   average interest-bearing liabilities...............          1.05x      1.02x         1.09x         1.05x      1.04x


Quality Ratios:
 Non-performing assets to total assets
   at end of period...................................          0.06%      0.04%         0.00%         1.53%      1.01%

 Allowance for loan losses to
   non-performing loans...............................       1376.12    2057.78        N/A            60.54      70.59
 Allowance for loan losses to loans
   receivable, net....................................          1.17       0.94          0.70          1.08       0.83

Capital Ratios:
 Shareholders' equity to total assets
  at end of period....................................          7.06       6.60         11.37          9.10       8.58
 Average shareholders' equity to
  average total assets................................          6.88       6.92         11.92          9.88       8.82

Other Data:
 Number of full-service offices.......................          3          3             3          4             4



----------
(1) Net interest income divided by average interest-earning assets.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


General

          On February 3, 1995, LSB Financial Corp. ("LSB" or the "Company"), an Indiana corporation, became the holding company of Lafayette Savings Bank, FSB ("Lafayette" or the "Bank"). Lafayette is a federally chartered stock savings bank headquartered in Lafayette, Indiana. The principal asset of the Company is the outstanding stock of the Bank, its wholly-owned subsidiary. The Company presently has no separate operations and its business consists only of the business of the Bank. All references to the Company, unless otherwise indicated, on or before February 3, 1995, refer to the Bank.

Forward-Looking Statement

          When used in this Annual Report, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area and competition, that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. The Company wishes to advise readers that the factors listed above could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements.

          The Company does not undertake, and specifically disclaims any obligation, to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

Business Strategy

          LSB has been, and intends to continue to be, a community-oriented financial institution. The primary business of the Company consists of attracting deposits from the general public and using these deposits to provide financing for the purchase and construction of residential and other properties. The Company's results of operations, therefore, are dependent primarily on net interest income, which is the difference between the interest income earned on the Company's loan and securities portfolios and its cost of funds, which consists of interest expense incurred on deposits and borrowings. Net interest income is directly affected by the relative amounts of interest-earning assets and interest-bearing liabilities and the interest rates earned or paid on such amounts. The Company's operating results are also affected by the level of the provision for loan losses, by the level of non-interest income, including gains and losses on the sale of loans, and non-interest expenses. The Company's non-interest expenses consist principally of employee compensation, occupancy expenses, and other general and administrative expenses.

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

          The Company's basic mission is to maintain its focus as an independent, community oriented financial institution serving customers in its market area. The Board of Directors has sought to accomplish this mission through the adoption of a strategy intended to maintain a strong capital position and good asset quality, manage the Company's vulnerability to changes in interest rates, optimize the Company's net interest margin and achieve controlled asset growth. Key components of this strategy have been (i) emphasizing one- to four-family residential mortgage lending, (ii) supplementing residential lending with multi-family, commercial real estate and consumer loans, (iii) gradually expanding commercial business lending functions, (iv) emphasizing adjustable rate and/or short term loans and investments and (v) gradually building its core deposit base.

          The results of the Company's business strategy may be illustrated as follows:

         o One- to four-family loans increased from $86.2 million at December 31, 1995 to $104.4 million at December 31, 1997.

         o Multi-family, land and land development, construction and consumer loans increased from $32.4 million at December 31, 1995 to $54.0 million at December 31, 1997.

         o Commercial real estate and commercial business loans increased from $19.6 million at December 31, 1995 to $26.7 million at December 31, 1997.

         o At December 31, 1997, 61.44% of the Company's gross loan portfolio had adjustable interest rates.

         o Non-certificate deposit accounts remained at nearly 25% of deposits, and increased from $36.8 million at December 31, 1995 to $42.5 million at December 31, 1997.

Financial Condition

          The Company's loan portfolio increased from $132.4 million at December 31, 1995 to $178.5 million at December 31, 1997, an increase of 34.82%. Part of this increase was due to the Bank aggressively seeking to attract new residential mortgage borrowers. This was accomplished by offering attractive loan products at competitive rates; establishing good working relationships with local realtors; and providing efficient, personal service with all decisions made locally. Another reason for the success of the Company's strategy was the continued focus on multi-family and commercial real estate, land development and consumer loan production. The Company sold $8.0 million of fixed-rate loans in the secondary market in 1995, $14.3 million in 1996 and $19.8 million in 1997 based upon asset/liability management considerations. See "-Asset/ Liability Management." Adjustable rate loans were retained in the Company's loan portfolio. The Company retained the servicing rights on all loans sold in the secondary market through December 31, 1997.

          The Company's portfolio of securities and short-term investments decreased from $15.9 million at from December 31, 1995 to $13.4 million at December 31, 1997, as maturing securities were used to fund the growth in the Company's loan portfolio.

          Deposit accounts increased by 25.19% or $27.7 million from December 31, 1995 to December 31, 1997. Checking accounts with no monthly fees and no minimum balance requirements attracted new depositors, as well as the Bank's continuing effort to offer innovative and competitive certificate of deposit products.

          The Company utilizes advances available through the Federal Home Loan Bank ("FHLB") to provide additional funding for loan growth as well as for asset/liability management purposes. At December 31, 1997 and December 31, 1996 the Company had $50.0 million in FHLB advances outstanding, an increase of $21.5 million from December 31, 1995.

          Shareholders' equity increased $938,000, or 5.59% during 1997 primarily as a result of net income of $1.6 million partially offset by the Company's stock repurchases and the payment of dividends on Common Stock. The Company completed the repurchase of 5.00% of its Common Stock, 45,888 shares, under a stock repurchase program ended August 6, 1997. As of December 31, 1997, a total of 186,783 shares of the Company's Common Stock had been repurchased at a cost of approximately $3.3 million, or $17.46 per share. Shareholders' equity to total assets was 8.58% at December 31, 1997 compared to 9.10% at December 31, 1996.

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

Average Balances, Interest Rates and Yields

          The following table presents for the periods indicated the total dollar amount of interest income from average interest earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. No tax equivalent adjustments were made. All average balances are monthly average balances. Non-accruing loans have been included in the table as loans carrying a zero yield.



                                                                                     Year Ended December 31,
                                             -------------------------------------------------------------------
                                                              1995                            1996
                                             --------------------------------  ---------------------------------
                                               Average      Interest            Average     Interest
                                             Outstanding     Earned/   Yield/ Outstanding    Earned/     Yield/
                                               Balance        Paid     Rate     Balance       Paid       Rate
                                             -----------    --------  ------- -----------   --------    --------

Assets:
 Interest-Earning Assets:
  Loans receivable(1)........................  $ 114,518     $ 9,595     8.38  $ 149,502    $12,467      8.34%
  Mortgage-backed securities.................      5,147         313     6.08      4,299        260      6.05
  Other investments..........................     14,227         756     5.32      6,517        363      5.57
  FHLB stock.................................      1,030          80     7.77      2,046        157      7.67
                                             -----------    --------              ------     ------
   Total interest-earning assets.............    134,922      10,744     7.96    162,364     13,247      8.16
                                                            --------                         ------
 Non-interest earning assets.................      7,794                           9,586
                                                --------                       ---------
  Total assets...............................   $142,716                        $171,950
                                                ========                        ========

Liabilities and Shareholders' Equity
 Interest-Bearing Liabilities:
  Savings deposits...........................   $ 13,166         391     2.$7     12,207        368      3.0$
  Demand and NOW deposits....................     23,341         614     2.63     25,272        601      2.38
  Time deposits..............................     69,300       3,856     5.56     77,211      4,355      5.64
  Borrowings.................................     18,210       1,076     5.91     39,234      2,206      5.62
                                                 -------     -------             -------     ------
   Total interest-bearing liabilities........    124,017       5,937     4.79    153,924     7,530       4.89
                                                              ------                        -------
  Other liabilities..........................      1,688                           1,039
                                                --------                        --------
   Total liabilities.........................    125,705                         154,963
 Shareholders' equity........................     17,011                          16,987
                                               ---------                       ---------
   Total liabilities and shareholders'
    equity ..................................   $142,716                        $171,950
                                                ========                        ========
 Net interest income.........................                $4,807                          $5,717
                                                             =======                         ======
 Net interest rate spread....................                            3.17%                           3.27%
                                                                         ====                            ====
 Net earning assets..........................   $10,905                         $ 8,440
                                                ========                        ========
 Net yield on average interest-earning
  assets ....................................                            3.56%                           3.52%
                                                                         =====                           =====
 Average interest-earning assets to
  average interest-bearing liabilities.......      1.09x                           1.05x
                                                 ======                            ====

                                RESTUBBED TABLE


                                                                                At
                                                    Year Ended December 31,  December
                                               -----------------------------    31,
                                                               1997            1997
                                                ---------------------------- --------
                                                 Average     Interest
                                                Outstanding   Earned/  Yield/   Yield/
                                                 Balance       Paid    Rate     Rate
                                               ------------  -------- ------- ------

Assets:
 Interest-Earning Assets:
  Loans receivable(1)........................ $ 169,465   $14,384   8.49%    8.28%
  Mortgage-backed securities.................     3,597       238    6.62     6.00
  Other investments..........................     7,855       420    5.35     5.97
  FHLB stock.................................     2,592       207    7.99     8.00
                                              ---------    ------
   Total interest-earning assets.............   183,509    15,249    8.31     7.96
                                                           ------
 Non-interest earning assets.................    11,835
                                              ---------
  Total assets............................... $ 195,344
                                              =========

Liabilities and Shareholders' Equity
 Interest-Bearing Liabilities:
  Savings deposits...........................   13,347       401    3.00     3.05
  Demand and NOW deposits....................   28,700       582    2.03     1.49
  Time deposits..............................   88,688      4981    5.62     5.87
  Borrowings.................................   46,329     2,744    5.92     5.94
                                               -------    ------
   Total interest-bearing liabilities........  177,064     8,708    4.92     5.05
                                                          ------
  Other liabilities..........................    1,045
                                              --------
   Total liabilities.........................  178,109
 Shareholders' equity........................   17,235
                                              --------
   Total liabilities and shareholders'
    equity ..................................$ 195,344
                                             =========
 Net interest income.........................            $6,541
                                                         ======
 Net interest rate spread....................                     3.39%    2.91%
                                                                  ====    =====
 Net earning assets..........................$  6,445
                                             ========
 Net yield on average interest-earning
  assets ....................................                     3.56%
                                                                  =====
 Average interest-earning assets to
  average interest-bearing liabilities.......   1.05x
                                               =====

----------
(1) Calculated net of deferred loan fees, loan discounts, loans in process and loss reserves.

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



                                                                     December 31,
                                       -----------------------------------------------------------------------------
                                                           1995 vs. 1996                         1996 vs. 1997
                                       -----------------------------------------------------------------------------
                                                 Increase                                Increase
                                                (Decrease)                              (Decrease)
                                                  Due to              Total               Due to            Total
                                       --------------------------   Increase        -----------------      Increase
                                          Volume         Rate      (Decrease)        Volume     Rate      (Decrease)
                                          ------         ----      ----------        ------     ----      ----------
Interest-earning assets:
 Loans receivable......................   $2,918         $ (46)        $2,872        $1,691      $226        $1,917

 Mortgage-backed securities............      (51)           (2)           (53)          (45)       23            57
 Other investments.....................     (428)           35           (393)           72       (15)          (22)
 FHLB stock............................       78            (1)            77            43         7            50
                                          -------        ------       -------        -------     -----      -------
   Total interest-earning assets.......   $2,516         $ (14)         2,503        $1,761      $ 241        2,002
                                          =======        ======       -------        =======     =====      -------

Interest-bearing liabilities:
 Savings deposits......................   $  (29)        $   6           (23)        $   34     $   (1)          33
 Demand deposits.......................       49           (62)          (13)            76        (95)         (19)
 Time deposits.........................      446            53           499            644        (18)         626
 Borrowings............................    1,185           (55)        1,130            415        123          538
                                          -------        ------      --------        ------     ------       ------
   Total interest-bearing liabilities..   $1,651         $ (57)        1,593         $1,169     $    9        1,178
                                          =======        ======     ---------        ======     ======       ------

Net interest income....................                                $ 910                                   $824
                                                                       =====                                   ====

Comparison of Operating Results for the Years Ended December 31, 1996 and December 31, 1997.

          General. Net income for the year ended December 31, 1997 was $1.6 million, an increase of $690,000 or 78.78% over the year ended December 31, 1996. This increase was primarily due to an $800,000 provision for loan losses, which was recorded by management in 1996 to cover the possibility of losses on purchased equipment leases placed on non-accrual status by the Bank. Other factors contributing to the increase were an $824,000 increase in net interest income, and a $119,000 increase in deposit account service charges, partially offset by a $601,000 increase in all non-interest expenses and a $490,000 increase in income tax expenses.

          Net Interest Income. Net interest income for the year ended December 31, 1997 increased $824,000 or 14.41% over the same period in 1996. This increase was primarily attributable to the success of management's continuing efforts to restructure the Company's balance sheet by investing new funds and shifting existing funds into higher-yielding multi-family and commercial real estate, land development and consumer loans from lower yielding investments and mortgage-backed securities. The Company's net interest margin (net interest income divided by average interest-earning assets) increased slightly from 3.52% for the year ended December 31, 1996, to 3.56% for the year ended December 31, 1997.

          Interest income on loans increased $1.9 million for the year ended 1997 compared to 1996, primarily the result of an increase of $20.0 million in average loans outstanding. This increase was primarily due to an active residential real estate market in 1997 due to continued low interest rates and a strong local economy, and the ongoing success of the Company's focus on multi-family and commercial real estate, land development and consumer loan production. This increase in volume was also enhanced by an increase in yield on loans from 8.34% for the year ended December 31, 1996 to 8.49% for the year ended December 31, 1997, caused primarily by the increasing percentage of loans in these higher yielding categories.

          Interest earned on other investments and FHLB stock increased by $107,000 for the year 1997 compared to 1996. This was the result of an increase of $1.3 million in the average balance of other investments, primarily due to the Company's efforts to rebuild its liquidity portfolio with an eye toward addressing its relatively high tax burden, partially offset by a decrease in the yield on other investments from 5.57% in 1996 to 5.35% in 1997. The increase in interest earned was further augmented by interest earned on a $546,000 increase in the average balance of FHLB stock required to facilitate borrowings from the FHLB, as well as by an increase in the yield on FHLB stock from 7.67% for the year ended December 31, 1996 to 7.99% for the year ended December 31, 1997.

          Interest expense for the year ended 1997 increased $1.2 million or 15.64% over the same period in 1996. This increase was primarily due to an increase of $23.1 million in average interest-bearing liabilities, consisting of an additional $16.0 million in the average balance of customer deposit accounts and a $7.1 million increase in the average balance of FHLB advances drawn to fund loan demand.

          Provision for Loan Losses. The Company establishes its provision for loan losses based on a systematic analysis of risk factors in the loan portfolio. The analysis includes evaluation of concentration of credit, past loss experience, current economic conditions, the amount and composition of the loan portfolio, estimated fair value of the underlying collateral, loan commitments outstanding, delinquencies and industry standards. From time to time, management also uses the services of a consultant to assist in the evaluation of its growing multi-family and commercial real estate loan portfolio. Management's analysis results in the allocations of allowance amounts for each loan type. Based on this analysis, during the quarter ended June 30, 1996 the Company recorded an $800,000 provision for loan losses primarily in response to a specific situation involving the Bennett Funding Group ("Bennett") of Syracuse, New York through which the Company owned $2.4 million of equipment leases. A settlement involving the restructuring of these loans was reached during the second quarter of 1997 and resulted in a write down of $319,000. Management continues to allocate $651,000 of the Bank's $1.5 million allowance to the remaining leases and the restructured loan to provide for potential losses. In addition, the Company recorded a $72,000 provision for loan losses during 1997 as a result of its analysis of the Company's current loan portfolios. In addition to the $2.1 million of Bennett leases there were $23,000 of non-performing or restructured loans at December 31, 1997. At December 31, 1997, the Company's allowance equaled 0.83% of net loans receivable.

          Non-Interest Income. Non-interest income for the year ended December 31, 1997 increased by $229,000, or 32.95% over the same period in 1996. This was primarily due to a $119,000 increase in service charges and fees on deposit accounts due to the increasing number of these accounts, and a $59,000 increase in the gain on the sale of mortgage loans in the secondary market resulting from the increased sales activity. Beginning in 1996, the basis of loans sold with servicing retained was allocated between the loan and the originated servicing right. $182,000 of the $243,000 of gains on the sale of loans in 1997 and $129,000 of the $184,000 of gains in 1996 can be attributed to establishing the originated servicing right asset which is amortized over the expected lives of the related loans.

          Non-Interest Expense. Non-interest expense for the year ended December 31, 1997 increased $601,000 over the same period in 1996. The major components of this increase included a $357,000 increase in salaries and employee benefits, a $93,000 increase in occupancy and equipment expense and a $68,000 increase in advertising. These increases generally reflect the additional expenses incurred in operating the Company's fourth branch. In addition, salary and employee benefits expense includes expenses related to the Employee Stock Ownership Plan ("ESOP"), which was formed at the time of the Bank's stock conversion, and expenses related to the Recognition and Retention Plan ("RRP") which was approved by shareholders in August 1995. ESOP expenses rise and fall based on the change in the Company's stock price. These two plans resulted in a combined expense of $274,000 in 1997 and $233,000 in 1996. See Note 9 of the Notes to Consolidated Financial Statements included herein.

          Income Tax Expense. The Company's income tax provision increased by $490,000 for the year ended December 31, 1997 compared to the year ended December 31, 1996. This was primarily due to the increase in income before income taxes.

Comparison of Operating Results for the Years Ended December 31, 1996 and December 31, 1995.

          General. Net income for the year ended December 31, 1996 was $876,000, a decrease of $366,000 or 29.47% compared to net income for the year ended December 31, 1995. This decrease was primarily due to an $800,000 provision for loan losses, which was recorded by management to cover the possibility of losses on the $2.4 million of Bennett equipment leases placed on non-accrual status by the Bank during 1996. This $800,000 was offset by the net impact of a $910,000 increase in net interest income, a $716,000 increase in all non-interest expenses and a $174,000 decrease in income tax expense.

          Net Interest Income. Net interest income for the year ended December 31, 1996 increased $910,000 or 18.93% over the same period in 1995. This increase was primarily attributable to the success of management's continuing efforts to restructure the Company's balance sheet by investing new funds and shifting existing funds into higher-yielding multi-family and commercial real estate, construction and consumer loans. The Company's net interest margin (net interest income divided by average interest-earning assets) decreased from 3.56% for the year ended December 31, 1995, to 3.52% for the year ended December 31, 1996.

          Interest income on loans increased $2.9 million for the year ended 1996 compared to 1995 primarily due to an increase of $35.0 million in average loans outstanding. This increase was primarily due to an active residential real estate market in 1996 due to continued relatively low interest rates and a strong local economy, and the ongoing success of the Company's focus on multi-family and commercial real estate, construction and consumer loan production.

          Interest earned on other investments and FHLB stock decreased by $316,000 for the year 1996 compared to 1995. This was the result of a decrease of $7.7 million in the average balance of other investments, primarily due to the Company's efforts to restructure its balance sheet by channeling funds into higher yielding loans. The decrease was partially offset by interest earned on a $1.0 million increase in the average balance of FHLB stock, as well as by an increase in the yield on other investments from 5.32% for the year ended December 31, 1995 to 5.57% for the year ended December 31, 1996.

          Interest expense for the year ended 1996 increased $1.6 million or 26.83% over the same period in 1995. This increase was primarily due to an increase of $29.9 million in average interest-bearing liabilities, consisting of an additional $8.9 million increase in the average balance of customer deposit accounts and a $21.0 million increase in the average balance of FHLB advances drawn to fund loan demand. The increase was also due to an increase in the rate paid on interest bearing liabilities from 4.79% in 1995 to 4.89% in 1996 reflecting the intense competition for deposits, in spite of a decrease in the interest rate on borrowings from 5.91% in 1995 to 5.62% in 1996.

         Provision for Loan Losses. During the quarter ended June 30, 1996 the Company recorded an $800,000 provision for loan losses primarily in response to the Bennett situation. On

March 29, 1996, the Securities and Exchange Commission filed civil and criminal complaints against an officer of Bennett and shortly thereafter, Bennett sought Chapter 11 bankruptcy protection. The Company had been paid interest through March 31, 1996. The Company's $2.4 million investment was comprised of numerous equipment leases. The Company had no other significant non-accruing loans in 1995 or 1996 and recorded no provision for loan losses in 1995.

          Non-Interest Income. Non-interest income for the year ended December 31, 1996 increased by $66,000, or 10.49% over the same period in 1995. This was primarily due to an $87,000 increase in service charges and fees on deposit accounts due to the increasing number of these accounts, and a $116,000 increase in the gain on the sale of mortgage loans in the secondary market, partially offset by a non-recurring $165,000 state tax refund received in 1995. The increase in the gain on the sale of loans resulted from the increased sales activity and a change in accounting for such sales. Beginning in 1996, the basis of loans sold with servicing retained was allocated between the loan and the servicing right. $129,000 of the $184,000 of gains on the sale of loans can be attributed to establishing the originated servicing right asset which will be amortized over the expected lives of the related loans. In addition, in December 1996, the Company transferred approximately $10.3 million of fixed rate mortgage loans to the held for sale portfolio. These loans were sold in December, 1996, and January, 1997, and are part of management's strategy to further diversify the loan portfolio.

          Non-Interest Expense. Non-interest expense for the year ended December 31, 1996 increased $716,000 over the same period in 1995. The major components of this increase included a $404,000 increase in salaries and employee benefits, a $139,000 increase in occupancy and equipment expense, offset by a $118,000 decrease in FDIC insurance premiums (since the Bank, unlike most thrifts, is insured by the Bank Insurance Fund of the FDIC and benefitted from a reduction in the deposit insurance rate effective June 1, 1995.) The increase in salaries and employee benefits, and occupancy and equipment expenses were incurred in connection with the opening of the Company's fourth branch. In addition, 1995's salary and employee benefit expense included expenses related to the ESOP and the RRP. These two plans resulted in a combined expense of $151,000 in 1995 and $233,000 in 1996.

          Income Tax Expense. The Company's income tax provision decreased by $174,000 for the year ended December 31, 1996 compared to the year ended December 31, 1995. This was primarily due to the decrease in income before income taxes.

Asset/Liability Management

          The Bank, like other financial institutions, is subject to interest rate risk to the extent that its interest-bearing liabilities reprice on a different basis than its interest-earning assets. Office of Thrift Supervision ("OTS") regulations provide a Net Portfolio Value ("N.V.") approach to the quantification of interest rate risk. In essence, this approach calculates the difference between the present value of expected cash flows from assets and the present value of expected cash flows from liabilities, as well as cash flows from off balance sheet contracts.

          It has been and continues to be a priority of the Company's Board of Directors and management to manage interest rate risk and thereby limit any negative effect of changes in interest rates on the Company's N.V. The Company's asset/liability policy, established by the Board of Directors, sets forth acceptable limits on the amount of change in N.V. given certain changes in interest rates. The Company has an asset/liability management committee which meets weekly to review interest rate positions, and a Board investment committee which meets quarterly to review the Company's interest rate risk position and other related matters and to make recommendations for adjusting such position to the full Board of Directors. In addition, the investment committee meets semi-annually with the Company's investment advisor to review the Company's investment portfolio and strategies relating to interest rate risk. Specific strategies have included the sale of long-term, fixed rate loans to reduce the average maturity of the Company's interest-earning assets and the use of FHLB advances to lengthen the effective maturity of its interest-bearing liabilities. In the future, the Company's community banking emphasis, is intended to further increase the Company's portfolio of short-term and/or adjustable rate loans.

          Presented below, as of December 31, 1996 and 1997, is an analysis of the Company's interest rate risk as measured by changes in N.V. for instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up and down 300 basis points and compared to Board policy limits. Assumptions used in calculating the amounts in this table are OTS assumptions.

                                            At December 31, 1996               At December 31, 1997
       Change in      Board Limit      --------------------------------   ------------------------------
     Interest Rate     % Change           $ Change           % Change        $ Change           % Change
     -------------     --------        --------------     -------------   --------------     -----------
    (Basis Points)                     (Dollars in                        (Dollars in
                                       Thousands)                         Thousands)

           300          -40.00           -3,207              -23%           -2,915              -14%
           200          -18.00           -1,996              -14%           -1,965              -10%
           100          -10.00           -1,015               -6%           -1,106               -5%
             0            0.00                0                0%                0                0%
          -100          -10.00            1,411                3%            1,290                6%
          -200          -18.00            2,475                3%            1,972               10%
          -300          -40.00            2,687                3%            3,020               15%

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

       The primary investing activities of the Bank are the origination of loans and the purchase of securities. During the years ended December 31, 1995, 1996 and 1997, the Bank originated loans totaling $68.8 million, $77.7 million and $78.2 million respectively.

       During 1995, 1996 and 1997, these investment activities were funded primarily by principal repayments and prepayments on loans and maturities of investment securities totaling $30.8 million, $43.8 million, and $50.0 million, respectively. The proceeds from the sale of loans totaled $8.0 million, $14.3 million and $20.2 million for the years ended 1995, 1996 and 1997, respectively. Sales of available-for-sale securities in 1995 and 1996 generated proceeds of $510,000 and $1.8 million. There were no sales in 1997.

       The major sources of cash from financing activities in 1995, 1996 and 1997 were increases in deposits of $2.2 million, $7.0 million and $20.7 million, respectively. In 1995 and 1996, financing also was provided by net borrowings of $21.8 million, $20.6 million, respectively. There was no increase in net borrowings in 1997. The Bank had available lines of credit from the FHLB, at December 31, 1996 and 1997, equal to $1.5 million. The Bank currently uses, and intends to continue to use, FHLB advances as a source of funding for loans when advantageous interest rate matches can be found.

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

       The Bank is required to maintain minimum levels of liquidity as defined by regulatory agencies. The liquidity requirement, which can vary, is based upon a percentage of deposits and short term borrowings and is currently 4.0%. The Bank's internal policy for liquidity is approximately 6% to 8%. The Company's liquidity ratios at December 31, 1995, 1996 and 1997 were 14.04%, 7.31% and 7.76%, respectively.

       The Bank anticipates that it will have sufficient funds available to meet current loan commitments. At December 31, 1997, the Bank had outstanding commitments to originate loans and available lines of credit totaling $19.4 million and commitments to provide funds to complete current construction projects in the amount of $4.9 million. Certificates of deposit which will mature in one year or less at December 31, 1997 totaled $57.1 million. Based on its experience, the Bank's certificates of deposit have been a relatively stable source of long-term funds as such certificates are generally renewed upon maturity since the Bank has established long-term banking relationships with its customers. Therefore, management believes a significant portion of such deposits will remain with the Bank, although this cannot be assured.

       At December 31, 1997, the Bank exceeded all of the OTS capital requirements on a fully phased in basis. See Note 8 of the Notes to Consolidated Financial Statements for a summary of the Bank's regulatory capital requirements.

         The Company also has a need for, and sources of liquidity. Liquidity is required to fund its operating expenses, fund stock repurchase programs, as well as for the payment of dividends to shareholders. At December 31, 1997 the Company had $91,000 in liquid assets on hand. The primary source of liquidity on an ongoing basis is dividends from the Bank. Dividends totaling $180,000 were paid from the Bank to the Company during the year ended December 31, 1997. For the year ended December 31, 1997, the Company paid dividends to shareholders totaling $311,000 and repurchased 30,888 shares of common stock at a total cost of $633,000. This completed a 5% repurchase program for the Company.

Year 2000

       The Company is conducting a formal review of its systems and system providers, due to concerns regarding possible consequences that the year 2000 may pose to computer and other operating systems utilized in its business activities. While a preliminary review has resulted in the identification of certain issues which require resolution, management believes that appropriate plans are in place to resolve these issues in a timely manner. Management does not believe the resolution of these issues will significantly impair the Company's ability to provide necessary services to our customers, nor are the costs involved in this program expected to have a material impact on the Company's earnings or financial condition.

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

                         REPORT OF INDEPENDENT AUDITORS




Board of Directors
LSB Financial Corp.
Lafayette, Indiana


We have audited the accompanying consolidated statements of financial condition of LSB Financial Corp. as of December 31, 1997 and 1996, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three year period ended December 31, 1997. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LSB Financial Corp. as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 1997 in conformity with generally accepted accounting principles.



                                             /s/  Crowe, Chizek and Company LLP
                                             -----------------------------------
                                                  Crowe, Chizek and Company LLP

Indianapolis, Indiana
February 4, 1998

--------------------------------------------------------------------------------

                               LSB FINANCIAL CORP.
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                           December 31, 1996 and 1997
                  (Dollars in thousands, except per share data)

--------------------------------------------------------------------------------

                                                                         1996            1997
                                                                      ---------        ---------
ASSETS
Cash and due from banks                                               $   4,388        $   4,358
Short-term investments                                                    5,410            5,580
                                                                      ---------        ---------
    Cash and cash equivalents                                             9,798            9,938
Available-for-sale securities                                             6,546            7,863
Loans held for sale                                                       6,230            1,265
Total loans                                                             154,701          178,745
    Less:  Allowance for loan losses                                     (1,715)          (1,478)
                                                                      ---------        ---------
Loans, net                                                              152,986          177,267
Office properties and equipment - net                                     4,570            4,912
Federal Home Loan Bank stock, at cost                                     2,575            2,600
Accrued interest receivable and other assets                              1,902            2,739
                                                                      ---------        ---------

                                                                      $ 184,607        $ 206,584
                                                                      =========        =========


LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
    Deposits                                                          $ 116,949        $ 137,686
    Advances from Federal Home Loan Bank                                 50,000           50,000
    Note payable                                                            220              189
    Accrued interest payable and other liabilities                          642              975
                                                                      ---------        ---------
                                                                        167,811          188,850

Shareholders' equity
    Common stock ($.01 par value - 7,000,000 shares
      authorized; 1,058,655 and 916,350 shares issued)                       11                9
    Additional paid-in capital                                           10,143            7,854
    Retained earnings                                                    10,289           10,677
    Unamortized cost of recognition and retention plan                     (332)            (242)
    Unearned shares held by employee stock ownership plan                  (653)            (570)
    Treasury stock (155,895, at cost, in 1996)                           (2,629)            --
    Net unrealized gain/(loss) on available-for-sale securities             (33)               6
                                                                      ---------        ---------
                                                                         16,796           17,734
                                                                      ---------        ---------

                                                                      $ 184,607        $ 206,584
                                                                      =========        =========

                             See accompanying notes.

--------------------------------------------------------------------------------

                               LSB FINANCIAL CORP.
                        CONSOLIDATED STATEMENTS OF INCOME
                  Years ended December 31, 1995, 1996 and 1997
                  (Dollars in thousands, except per share data)

--------------------------------------------------------------------------------

                                                           1995          1996          1997
                                                          -------       -------       -------
Interest income
    Loans, including related fees                         $ 9,595       $12,467       $14,384
    Taxable securities                                        756           586           645
    Tax exempt securities                                      82            38            45
    Other                                                     311           156           175
                                                          -------       -------       -------
                                                           10,744        13,247        15,249

Interest expense
    Deposits                                                4,861         5,324         5,964
    Federal Home Loan Bank advances                         1,062         2,193         2,733
    Other                                                      14            13            11
                                                          -------       -------       -------
                                                            5,937         7,530         8,708
                                                          -------       -------       -------
Net interest income                                         4,807         5,717         6,541

Provision for loan losses                                    --             800            72
                                                          -------       -------       -------

Net interest income after provision for loan losses         4,807         4,917         6,469
                                                          -------       -------       -------

Noninterest income
    Deposit account service charges and fees                  239           326           445
    Net gain on sale of mortgage loans                         68           184           243
    Net gain on securities                                   --               7          --
    Other                                                     322           178           236
                                                          -------       -------       -------
                                                              629           695           924

Noninterest expense
    Salaries and employee benefits                          1,678         2,082         2,439
    Occupancy and equipment, net                              529           668           761
    Computer service                                          169           244           246
    Deposit insurance                                         120             2            15
    Advertising                                               251           274           342
    Other                                                     723           916           984
                                                          -------       -------       -------
                                                            3,470         4,186         4,787
                                                          -------       -------       -------

Income before income taxes                                  1,966         1,426         2,606

Income tax provision                                          724           550         1,040
                                                          -------       -------       -------

Net income                                                $ 1,242       $   876       $ 1,566
                                                          =======       =======       =======

Earnings per share                                        $  1.23       $   .95       $  1.81
Earnings per share, assuming dilution                        1.23           .95          1.77


                             See accompanying notes.

--------------------------------------------------------------------------------

                               LSB FINANCIAL CORP.
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                  Years ended December 31, 1995, 1996 and 1997
                  (Dollars in thousands, except per share data)

--------------------------------------------------------------------------------

                                                                                                                Net
                                                                                                            Unrealized
                                                    Additional                                            Gain (Loss) on
                                         Common       Paid-in        Retained    Benefit    Treasury      Available-for-
                                          Stock       Capital        Earnings     Plans       Stock       Sale Securities    Total
                                          -----       -------        --------     -----       -----       ---------------    -----

Balance, January 1, 1995                 $   --       $   --       $  8,384      $   --        $   --        $   (176)     $  8,208

Issuance of common stock                       10        9,599         --            --            --            --           9,609
Formation of employee stock
  ownership plan                             --           --           --            (824)         --            --            (824)
Formation of recognition and
  retention plan (RRP)                          1          426         --            (427)         --            --            (824)
RRP amortization expense                     --           --           --              28          --            --              28
Acquisition of treasury stock
  (28,000 shares)                            --           --           --            --            (466)         --            (466)
Employee stock ownership plan-
  shares earned                              --             38         --              85          --                           123
Net income                                   --           --          1,242          --            --            --           1,242
Change in net unrealized gain/(loss)         --           --           --            --            --             148           148
                                         --------     --------     --------       -------        ------      --------      --------

Balance, December 31, 1995                     11       10,063        9,626        (1,138)         (466)          (28)       18,068

Issuance of shares for RRP                   --             22         --             (22)         --            --            --
RRP amortization expense                     --           --           --              90          --            --              90
Employee stock ownership plan-
  shares earned                              --             58         --              85          --            --             143
Acquisition of treasury stock
  (127,895 shares)                           --           --           --            --          (2,163)         --          (2,163)
Dividends paid ($.24 per share)              --           --           (213)         --            --            --            (213)
Net income                                   --           --            876          --            --            --             876
Change in net unrealized gain (loss)         --           --           --            --            --              (5)           (5)

Balance, December 31, 1996                     11       10,143       10,289          (985)       (2,629)          (33)       16,796
                                         --------     --------     --------       -------        ------      --------      --------

--------------------------------------------------------------------------------
                                  (Continued)

                               LSB FINANCIAL CORP.
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                  Years ended December 31, 1995, 1996 and 1997
                  (Dollars in thousands, except per share data)

--------------------------------------------------------------------------------

                                                                                                             Net
                                                                                                          Unrealized
                                                    Additional                                          Gain (Loss) on
                                         Common       Paid-in     Retained     Benefit     Treasury      Available-for-
                                          Stock       Capital     Earnings      Plans       Stock       Sale Securities    Total
                                          -----       -------     --------      -----       -----       ---------------    -----

Exercise of stock options (206 shares)     --              3         --           --           --             --             3
RRP amortization expense                   --           --           --             90         --             --            90
Employee stock ownership plan-
  shares earned                            --            101         --             83         --             --           184
Acquisition of treasury stock
  (30,888 shares)                          --           --           --           --           (633)          --          (633)
Retirement of treasury stock
  (186,783 shares)                           (2)      (3,260)        --           --          3,262           --          --
Dividends paid ($.35 per share)            --           --           (311)        --           --             --          (311)
Stock dividend (44,272 shares)             --            867         (867)        --           --             --          --
Net income                                 --           --          1,566         --           --             --         1,566
Change in net unrealized  gain/(loss)      --           --           --           --           --               39          39
                                       --------     --------     --------     --------     --------       --------    --------
Balance, December 31, 1997             $      9     $  7,854     $ 10,677     $   (812)    $   --         $      6    $ 17,734
                                       ========     ========     ========     ========     ========       ========    ========

--------------------------------------------------------------------------------
                             See accompanying notes.

                               LSB FINANCIAL CORP.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  Years ended December 31, 1995, 1996 and 1997
                             (Dollars in thousands)

--------------------------------------------------------------------------------

                                                                                   1995         1996         1997
                                                                                 --------     --------     --------
Cash flows from operating activities
    Net income                                                                   $  1,242     $    876     $  1,566
    Adjustments to reconcile net income to net cash from operating activities
       Depreciation                                                                   214          276          348
       Net amortization on securities                                                  83           54           32
       Provision for loan losses                                                     --            800           72
       Gain on securities                                                            --             (7)        --
       Gain on sale of loans                                                          (68)        (184)        (243)
       Loans originated for sale, net of sales proceeds                              (900)        (242)       5,208
       Employee stock ownership plan - shares earned                                  123          143          184
       Deferred loan fees, net                                                         44           42          (73)
       Changes in assets and liabilities
          Accrued interest receivable                                                (295)        (101)        (200)
          Other assets                                                                475           37         (574)
          Accrued interest payable                                                     42           38           (5)
          Other liabilities                                                           711         (709)         338
                                                                                 --------     --------     --------
              Net cash from operating activities                                    1,671        1,023        6,653
Cash flows from investing activities
    Proceeds from the maturity and paydown of available-for- sale securities        7,191        7,578        2,743
    Proceeds from the maturity and paydown of held-to-maturity securities           1,437         --           --
    Purchase of available-for-sale securities                                      (8,075)      (3,687)      (4,026)
    Purchase of held-to-maturity securities                                          (501)        --           --
    Proceeds from sales of available-for-sale securities                              510        1,802         --
    Purchase of Federal Home Loan Bank stock                                         (807)      (1,075)         (25)
    Loans made to customers net of payments received                              (32,907)     (32,645)     (24,280)
    Proceeds from the sale of loans                                                  --          5,446         --
    Purchase of premises and equipment                                               (159)      (1,641)        (690)
                                                                                 --------     --------     --------
       Net cash from investing activities                                         (33,311)     (24,222)     (26,278)
Cash flows from financing activities
    Net change in deposits                                                          2,213        6,972       20,737
    Net change in short term borrowings                                               864         (864)        --
    Proceeds from Federal Home Loan Bank advances                                  31,500       42,500       39,000
    Payments on advances from Federal Home Loan Bank                              (10,500)     (21,000)     (39,000)
    Payments on note payable                                                          (28)         (30)         (31)
    Net proceeds from sale of common stock, net of ESOP debt                        8,785         --           --
    Dividends paid                                                                   --           (213)        (311)
    Stock options exercised                                                          --           --              3
    Purchase of treasury stock                                                       (466)      (2,163)        (633)
                                                                                 --------     --------     --------
       Net cash from financing activities                                          32,368       25,202       19,765
                                                                                 --------     --------     --------
Net change in cash and cash equivalents                                               728        2,003          140
Cash and cash equivalents at beginning of period                                    7,067        7,795        9,798
                                                                                 --------     --------     --------
Cash and cash equivalents at end of period                                       $  7,795     $  9,798     $  9,938
                                                                                 ========     ========     ========
Cash paid during the period for:
    Interest                                                                     $  5,895     $  7,492     $  8,713
    Income taxes                                                                      126        1,037          886
Non cash investing activities:
    Amortized cost of held-to-maturity securities transferred to
      available-for-sale                                                            1,753         --           --
    Book value of portfolio loans transferred to held-for-sale                       --         10,282         --

--------------------------------------------------------------------------------
                            See accompanying notes.

                               LSB FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1995, 1996 and 1997
                (Dollars in thousands, except per share amounts)

--------------------------------------------------------------------------------


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The consolidated financial statements include the accounts of LSB Financial Corp. (LSB or the Company) and its wholly-owned subsidiary, Lafayette Savings Bank, FSB (Bank) and the Bank's wholly-owned subsidiaries, LSB Service Corporation (LSBSC), and Lafayette Insurance & Investments, Inc. (LI&I). All significant intercompany transactions and balances have been eliminated.

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

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions based on available information that affect the amounts reported in the financial statements and the disclosures provided. Actual results could differ from those estimates. Estimates most susceptible to change in the near term include the allowance for loan losses and the fair value of securities.

Cash Flow Reporting: Cash and cash equivalents include cash on hand, amounts due from banks and short-term investments. LSB reports net cash flows for customer loan and deposit transactions, and interest-bearing balances with other financial institutions.

Securities: Securities are classified as available-for-sale because they might be sold before maturity and are carried at fair value, with unrealized holding gains and losses reported separately in shareholders' equity, net of tax. Securities are written down to fair value when a decline in fair value is not temporary. Premium amortization is deducted from and discount accretion is added to interest income. Gains and losses on the sale of available-for-sale securities are determined using the specific identification method.


--------------------------------------------------------------------------------

                                   (Continued)

                               LSB FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1995, 1996 and 1997
                             (Dollars in thousands)

--------------------------------------------------------------------------------


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Inventory of Loans Held for Sale: The Bank sells a portion of its mortgage loan production in the secondary market. Whenever loan cost exceeds market value on a net aggregate basis, a valuation reserve is recorded and the loans are carried at the lower of cost or market. At December 31, 1996 and 1997, the market value of such loans exceeded their cost.

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



--------------------------------------------------------------------------------

                                   (Continued)

                               LSB FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1995, 1996 and 1997
                             (Dollars in thousands)

--------------------------------------------------------------------------------


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Servicing Rights: Servicing rights represent both purchased rights and the allocated value of servicing rights retained on loans sold. Servicing rights are expensed in proportion to, and over the period of, estimated net servicing revenues. Impairment is evaluated based on the fair value of the rights, using groupings of the underlying loans as to interest rates and then, secondarily, as to geographic and prepayment characteristics. A valuation allowance is recorded to reflect the impairment of a grouping.

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

Retirement Plans: The Bank maintains a profit sharing plan, pursuant to Section 401 of the Internal Revenue Code. The plan covers substantially all full time employees. Participants may contribute a percentage of their compensation, subject to certain limits. The plan allows the Bank, at the Board's discretion, to make contributions. No contributions were made during 1995, 1996, or 1997. The Bank also maintains an Employee Stock Ownership Plan (ESOP) covering substantially all full time employees. The expense recognized as ESOP shares are earned by participants is based on the fair value of such shares. The difference between the cost of ESOP shares earned, and their market value, is reflected as an addition to additional paid-in capital.

Stock Options: Expense for employee compensation under stock option plans is reported only if options are granted below market price at grant date. Pro forma disclosures of net income and earnings per share are provided as if the fair value method were used for stock-based compensation.

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



--------------------------------------------------------------------------------

                                   (Continued)

                               LSB FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1995, 1996 and 1997
                             (Dollars in thousands)

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

Earnings Per Share: Earnings per share are based on the weighted average number of shares outstanding during the period. Diluted earnings per share further assume the issuance of any dilutive potential shares. The accounting standard for computing earnings per share was revised for 1997 and all earnings per share data previously reported have been restated to follow the new standard. All earnings per share data has been restated for the 5% stock dividend paid during 1997.

Dividend Restriction: Banking regulations require the maintenance of certain capital levels and may limit the amount of dividends which may be paid. For regulatory capital requirements, see a seperate note.

Future Accounting Changes: New accounting standards have been issued which will require future reporting of comprehensive income (net income plus changes in holding gains and losses on available for sale securities) and may require redetermination of industry segment financial information.


NOTE 2 - AVAILABLE-FOR-SALE SECURITIES

The amortized cost and fair value of available-for-sale securities at year-end are as follows:

                                                                 1996
                                       ----------------------------------------------------------------
                                                              Gross            Gross
                                         Amortized         Unrealized       Unrealized          Fair
                                           Cost               Gains           Losses            Value
                                       -----------       -------------     -----------        ---------

Obligations of the U.S.
  Government and its agencies           $ 1,355           $     7            $    (5)           $ 1,357
Mortgage-backed securities                4,007                36                (93)             3,950
States and political
  subdivisions                              984              --                 --                  984
Corporate securities and
  commercial paper                          255              --                 --                  255
                                        -------           -------            -------            -------

                                        $ 6,601           $    43            $   (98)           $ 6,546
                                        =======           =======            =======            =======

--------------------------------------------------------------------------------

                                   (Continued)

                               LSB FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1995, 1996 and 1997
                             (Dollars in thousands)

--------------------------------------------------------------------------------


NOTE 2 - AVAILABLE-FOR-SALE SECURITIES (Continued)

                                                                     1997
                                       ----------------------------------------------------------------
                                                              Gross            Gross
                                         Amortized         Unrealized       Unrealized          Fair
                                           Cost               Gains           Losses            Value
                                       -----------       -------------     -----------        ---------

Obligations of the U.S.
  Government and its agencies           $ 2,994           $    38            $  --              $ 3,032
Mortgage-backed securities                3,355              --                  (31)             3,324
States and political
  subdivisions                            1,281                 2               --                1,283
Corporate securities and
  commercial paper                          223                 1               --                  224
                                        -------           -------            -------            -------
                                        $ 7,853           $    41            $   (31)           $ 7,863
                                        =======           =======            =======            =======


The amortized cost and fair value of available-for-sale securities at December 31, 1997, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                        Amortized         Fair
                                                          Cost           Value
                                                        --------         ------

         Due in one year or less                         $  301          $  302
         Due after one year through five years            3,947           3,987
         Due after ten years                                250             250
         Mortgage-backed securities                       3,355           3,324
                                                         ------          ------
                                                         $7,853          $7,863
                                                         ======          ======

The sale of available-for-sale securities during 1995, 1996 and 1997 generated gross gains of $0, $9 and $0 and gross losses of $0, $2 and $0.


--------------------------------------------------------------------------------

                                   (Continued)

                               LSB FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1995, 1996 and 1997
                             (Dollars in thousands)

--------------------------------------------------------------------------------


NOTE 3 - LOANS RECEIVABLE

Year-end loans consisted of the following:

                                                      1996               1997
                                                  ---------           ---------
Mortgage loans secured by:
    One-to-four family residences                 $  90,757           $ 103,151
    Multi-family residences                          19,610              20,382
    Commercial real estate                           19,032              20,888
Construction and development                         17,781              20,346
Home equity lines of credit                           7,415              10,012
Commercial business loans                             4,825               5,823
Consumer loans                                        2,393               3,286
                                                  ---------           ---------
    Gross loans receivable                          161,813             183,888
Undisbursed portion of loans in process              (6,755)             (4,859)
Deferred loan fees, net                                (357)               (284)
                                                  ---------           ---------
                                                  $ 154,701           $ 178,745
                                                  =========           =========

Mortgage loans serviced principally for the Federal Home Loan Mortgage Corporation are not included in the accompanying statements of financial condition. The unpaid principal balances of such loans were $39,108 and $51,681 at December 31, 1996 and 1997, respectively.

Activity for capitalized mortgage servicing rights was as follows:

                                               1996               1997
                                               ----               ----

         Beginning of year                     $   4             $ 128
         Additions                               129               182
         Amortized to expense                     (5)              (36)
                                               -----             -----
         End of year                           $ 128             $ 274
                                               =====             =====

No valuation allowance was deemed necessary at December 31, 1997.

Certain executive officers and directors are loan customers of the Bank. Activity for those loans was as follows:

         Balance at January 1, 1997                             $   745
         Change in persons included                                 166
         New loans and advances                                     450
         Repayments                                                (454)
                                                                -------
         Balance at December 31, 1997                           $   907
                                                                =======

--------------------------------------------------------------------------------

                                   (Continued)

                               LSB FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1995, 1996 and 1997
                             (Dollars in thousands)

--------------------------------------------------------------------------------


NOTE 4 - ALLOWANCE FOR LOAN LOSSES

Activity in the allowance for loan losses was as follows:

                                                                       1995               1996               1997
                                                                     -------            -------            -------
Beginning balance                                                    $   926            $   922            $ 1,715
Provision for loan losses                                               --                  800                 72
Loan charge-offs                                                          (6)                (7)              (322)
Recoveries                                                                 2               --                   13
                                                                     -------            -------            -------
Ending balance                                                       $   922            $ 1,715            $ 1,478
                                                                     =======            =======            =======

Information about impaired loans is as follows:

Year-end loans with no allowance for loan losses allocated           $  --              $  --              $  --
Year-end loans with allowance for loan losses allocated                 --                2,391              2,071
Amount of the allowance allocated                                       --                  970                651

Average of impaired loans during the year                               --                1,793              2,231
Interest income recognized during impairment                            --                 --                    7
Cash-basis interest income recognized                                   --                 --                    7


NOTE 5 - OFFICE PROPERTIES AND EQUIPMENT

Office properties and equipment is as follows at year-end:

                                                          1996          1997
                                                          ----          ----

Land                                                     $  756           $1,255
Office buildings and improvements                         3,397            3,416
Furniture and equipment                                   1,898            2,070
                                                         ------           ------
                                                          6,051            6,741
Less accumulated depreciation and amortization            1,481            1,829
                                                         ------           ------
                                                         $4,570           $4,912
                                                         ======           ======



--------------------------------------------------------------------------------

                                   (Continued)

                               LSB FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1995, 1996 and 1997
                             (Dollars in thousands)

--------------------------------------------------------------------------------


NOTE 6 - DEPOSITS

Deposits at year-end are summarized as follows:

                                                    1996                           1997
                                        -------------------------         ----------------------
                                          Amount          Percent          Amount        Percent
                                          ------          -------          ------        -------

Non interest-bearing deposits           $  4,127                3.5%      $  5,097          3.7%
NOW accounts                              20,716               17.8         23,468         17.0
Savings accounts                          12,538               10.7         13,958         10.2
                                        --------              -----       --------        -----
                                          37,381               32.0         42,523         30.9
                                        --------              -----       --------        -----
Certificates of deposit
  2.00% to 3.99%                              64                 .1             95           .1
  4.00% to 5.99%                          48,677               41.6         51,847         37.6
  6.00% to 7.99%                          30,820               26.3         43,214         31.4
  8.00% to 9.99%                               7                0.0              7          0.0
                                        --------              -----       --------        -----
                                          79,568               68.0         95,163         69.1
                                        --------              -----       --------        -----
                                        $116,949              100.0%      $137,686        100.0%
                                        ========              =====       ========        =====


At December 31, 1997, scheduled maturities of certificates of deposit are as follows:

         1998                                            $     57,058
         1999                                                  27,374
         2000                                                   7,121
         2001                                                   1,858
         2002 and thereafter                                    1,752
                                                         ------------
                                                         $     95,163
                                                         ============

The aggregate amount of certificates of deposit in denominations of $100 or more was $10,450 and $14,617 at December 31, 1996 and 1997, respectively. Individual certificate amounts in excess of $100 are not insured by the FDIC.



--------------------------------------------------------------------------------

                                   (Continued)

                               LSB FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1995, 1996 and 1997
                             (Dollars in thousands)

--------------------------------------------------------------------------------


NOTE 7 - ADVANCES FROM FEDERAL HOME LOAN BANK

Advances from the Federal Home Loan Bank (FHLB) are due in full at final maturity, require monthly interest payments and are secured by a blanket pledge of the Bank's eligible securities and mortgage loans.

At December 31, 1997, the year of maturity and weighted average interest rate of FHLB advances were as follows:

                                   Weighted
                                   Interest                   Principal
              Year                  Average                    Balance
              ----                  -------                    -------

             1998                    5.91%                   $    16,000
             1999                    6.16                         11,000
             2000                    5.63                          4,000
             2002                    5.91                         19,000
                                                             -----------
                                                             $    50,000
                                                             ===========


NOTE 8 - CAPITAL REQUIREMENTS AND DIVIDEND RESTRICTIONS

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


--------------------------------------------------------------------------------

                                   (Continued)

                               LSB FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1995, 1996 and 1997
                             (Dollars in thousands)

--------------------------------------------------------------------------------


NOTE 8 - CAPITAL REQUIREMENTS AND DIVIDEND RESTRICTIONS (Continued)

The Bank is subject to various regulatory capital requirements administered by its primary regulator, the Office of Thrift Supervision (OTS) and by the Federal Deposit Insurance Corporation (FDIC). Failure to meet minimum capital requirements can result in certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the financial statements. These guidelines and the regulatory framework for prompt corrective action involve quantitative measures of capital, assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices as well as qualitative judgments by the regulators about components, risk weightings, and other factors. The Bank's deposit insurance premium rate is also based, in part, on these requirements. At December 31, 1996 and 1997, the Bank's actual and required minimum capital ratios were as follows:

                                                                                         FDIC
                                                                                 -------------------
                                                                                       To Be Well
                                                           OTS                      Capitalized Under
                                                       For Capital                  Corrective Action
                                 Actual             Adequacy Purposes                  Provisions
                              ---------------        ---------------             --------------------
                              Amount    Ratio        Amount   Ratio              Amount      Ratio
                              ------    -----        ------   -----              ------      ------

Total Capital (to Risk
  Weighted Assets)
    1996                     $16,623    12.44%       $0,687    8.0%             $ 13,359     10.0%
    1997                      17,556    11.98         1,725    8.0                14,656     10.0

Tier I Capital (to Risk
  Weighted Assets)
    1996                     $15,122    11.32%       $5,344    4.0%             $  8,015     6.0%
    1997                      16,510    11.27         5,862    4.0                 8,793     6.0

Tier 1 (Core) Capital
  (to Adjusted Assets)
    1996                     $15,122    8.23%$        5,509    3.0%             $  9,182     5.0%
    1997                      16,510    8.01          6,183    3.0                10,305     5.0

Tangible Capital
  (to Adjusted Assets)
    1996                     $15,122    8.23%        $2,755    1.5%                           N/A
    1997                      16,510    8.01          3,091    1.5

Risk-based capital differs from tangible and core capital due to the inclusion of the Bank's general valuation allowance which totaled $1,501 and $1,046 at December 31, 1996 and 1997.

At December 31, 1996 and 1997, the Bank's capital ratios result in its being designated a well capitalized institution.



--------------------------------------------------------------------------------

                                   (Continued)

                               LSB FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1995, 1996 and 1997
                (Dollars in thousands, except per share amounts)

--------------------------------------------------------------------------------


NOTE 9 - BENEFIT PLANS

The LSB Stock Option Plan reserved 102,957 shares of Common Stock for granting options to directors and officers of the Companies. Under the terms of the Plan, options can be granted at values not less than the fair market value of the shares at the date of the grant. Options vest at each anniversary date over a five year period and must be exercised within ten years of grant.

The following pro forma information presents net income and earnings per share had the fair value method been used to measure compensation cost for stock option plans.

                                                                1995               1996            1997
                                                                ----               ----            ----

Net income as reported                                      $     1,242      $       876       $     1,566
Pro forma net income                                              1,224              821             1,511

Diluted earnings per share as reported                            1.23               .95              1.77
Pro forma earnings per share                                      1.22               .88              1.72


                                                                 Weighted-Average      Weighted-Average
                                                Number             Per Share               Per Share
                                             of Options           Exercise Price     Fair Value of Grants
                                             ----------           --------------     --------------------

Outstanding, January 1, 1995                           -
Granted (1)                                       77,767          $     14.64             $      4.24
Exercised                                              -
Forfeited                                              -
Expired                                                -
                                                  ------
Outstanding, end of 1995                          77,767                14.64
Granted                                                -
Exercised                                              -
Forfeited                                              -
Expired                                                -
                                                  ------
Outstanding, end of 1996                          77,767                14.64
Granted                                            4,320                27.50                   7.57
Exercised                                           (206)               15.375
Forfeited                                           (823)               15.375
Expired                                                -
                                                  ------
Outstanding, end of 1997                          81,058
                                                  ======

(1)  Adjusted for  5% stock dividend paid in 1997



--------------------------------------------------------------------------------

                                   (Continued)

                               LSB FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1995, 1996 and 1997
                (Dollars in thousands, except per share amounts)

--------------------------------------------------------------------------------


NOTE 9 - BENEFIT PLANS (Continued)

Options exercisable at year-end are as follows:

                                                              Weighted-Average
                                       Number                     Per Share
                                     of Options                Exercise Price
                                     ----------                --------------

         1995                             --                   $          --
         1996                         14,822                          15.375
         1997                         30,695                           14.64

The fair value of options granted during 1996 and 1997 was estimated using the following weighted-average information: risk-free interest rates of 6.34% and 5.50%, expected life of 7 years, expected volatility of stock price of .15 and expected annual dividend yields of 1.56% and 1.27%.

At year-end, options outstanding were as follows:

                                                             1996                     1997
                                                             ----                     ----
         Number of options                             77,767                     81,058
         Exercise price range                         $14.64 / share             $14.64 - $27.50 / share
         Weighted-average exercise price               14.64 / share              15.32 / share
         Weighted-average
           remaining option life                      8.7 years                  7.9 years

The LSB Recognition and Retention Plan (RRP) has awarded 29,079 shares of stock to certain officers and directors of the Company. Stock awarded under the Plan is restricted as to certain rights at the time of issuance. These restrictions are removed over a 5 year period. The cost of these shares is amortized over the vesting period. Expense recorded for the RRP totaled $28, $90, and $90 in 1995, 1996, and 1997.

The Bank maintains an ESOP which purchased 8%, or 82,366 shares, of the stock offered in the conversion using funds provided by an $824 loan from LSB which will be repaid by contributions to the ESOP by the Bank in the future. Pursuant to the ESOP, the shares are to be allocated to participants annually, over a 12 year period, based upon employee compensation levels during the year. ESOP expense is based on the fair value of shares committed to be released. The number of shares earned each year is determined by the ESOP loan agreement. Shares no longer required to be held as collateral for that loan are committed to be released and are earned by participants. Dividends paid on shares that are not allocated to participants' accounts are used to service debt. Unearned ESOP shares are not considered to be outstanding for the purpose of computing earnings per share.



--------------------------------------------------------------------------------

                                   (Continued)

                               LSB FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1995, 1996 and 1997
                             (Dollars in thousands)

--------------------------------------------------------------------------------


NOTE 9 - BENEFIT PLANS (Continued)

The following table presents information about the ESOP at year-end or for the year:

                                                                    1995           1996           1997
                                                                    ----           ----           ----

Shares earned for the year                                          8,504          8,540           8,584
Shares allocated to participants at year-end                            -          8,504          17,632
Shares committed to be released at year-end                         8,504          8,540           8,584
Unreleased shares at year-end                                      73,862         65,322          60,000
Fair value of unreleased shares at year-end                   $     1,274    $     1,274     $     1,710
Expense recognized for the year                                       123            143             184


NOTE 10 - COMMITMENTS AND CONTINGENT LIABILITIES

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

At year-end these financial instruments are summarized as follows:

                                                     1996           1997
                                                 ----------      ---------
    Commitments to extend credit:
       Fixed rate                                $    1,280      $   2,282
       Variable rate                                  1,141          1,169
    Unused portions of lines of credit               13,413         15,949
    Standby letters of credit                           423            108

The commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established under the contract. Generally, such commitments are for no more than 60 days. At December 31, 1997, the fixed rate loan commitments were at rates ranging from 7.375% to 8.75%. Unused portions of lines of credit include balances available on commercial, home equity and credit card loans and are variable rate.

Since many commitments to make loans expire without being used, the amounts do not necessarily represent future cash commitments. Collateral obtained upon exercise of the commitment is determined using management's credit evaluation of the borrower.



--------------------------------------------------------------------------------

                                   (Continued)

                               LSB FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1995, 1996 and 1997
                             (Dollars in thousands)

--------------------------------------------------------------------------------


NOTE 10 - COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

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


NOTE 11 - INCOME TAXES

An analysis of the income tax provision is as follows:


                                                                          Year ended December 31,
                                                           --------------------------------------------------
                                                               1995               1996                 1997
                                                           -----------         -----------         ----------

Current provision                                           $      645          $      692         $      853
Deferred provision (benefit)                                        79                (142)               187
                                                            ----------          ----------         ----------
                                                            $      724          $      550         $    1,040
                                                            ==========          ==========         ==========

The difference between the financial statement income tax provision and the amount computed by applying the statutory federal tax rate of 34% to income before income taxes is reconciled as follows:


                                                                          Year ended December 31,
                                                           --------------------------------------------------
                                                               1995               1996                 1997
                                                           -----------         -----------         ----------

Income tax provision computed at statutory rate              $   668            $   485            $   886
Add (subtract) tax effect of
    Low income housing credit                                    (49)               (36)               (17)
    Tax exempt income                                            (24)               (10)               (17)
    State tax expense (net of federal tax benefit)               116                 89                156
    Other                                                         13                 22                 32
                                                             -------            -------            -------
                                                             $   724            $   550            $ 1,040
                                                             =======            =======            =======



--------------------------------------------------------------------------------

                                   (Continued)

                               LSB FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1995, 1996 and 1997
                             (Dollars in thousands)

--------------------------------------------------------------------------------

NOTE 11- INCOME TAXES (Continued)

The net deferred tax asset recorded at December 31, 1996 and 1997 is comprised of the following:

                                                                                   1996                1997

    Deferred tax assets from:
       Bad debt deductions                                                    $   460            $   363
       Loan fee income                                                             28                 28
       Net unrealized loss on available-for-sale securities                        22                  -
       Deferred compensation                                                        -                 29
                                                                              -------            -------
                                                                                  510                420
    Deferred tax liability from:
       Fixed asset depreciation                                                  (133)              (133)
       Other                                                                      (21)               (32)
       Net unrealized gain on available-for-sale securities                         -                 (4)
       Mortgage servicing rights                                                    -               (108)
                                                                              -------            -------
                                                                                 (154)              (277)

    Valuation allowance for deferred tax assets                                     -                  -
                                                                              -------            -------
    Net deferred tax asset                                                    $   356            $   143
                                                                              =======            =======


NOTE 12 - EARNINGS PER SHARE


The following table presents the data used to compute earnings per share:

                                                                 1995             1996              1997
                                                              ---------          -------           -------
       Weighted average shares outstanding
         during the year                                      1,006,494          921,282           865,457
       Dilutive effect of potential shares                        4,382            5,339            20,232
                                                              ---------          -------           -------
       Shares used to compute diluted
         earnings per share                                   1,010,876          926,621           885,689
                                                              =========          =======           =======


--------------------------------------------------------------------------------

                                   (Continued)

                               LSB FINANCIAL CORP.
                          NOTES TO FINANCIAL STATEMENTS
                        December 31, 1995, 1996 and 1997
                             (Dollars in thousands)

--------------------------------------------------------------------------------


NOTE 13 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial instruments at year-end are as follows, in thousands.

                                                            1996                               1997
                                              -----------------------------        ----------------------------
                                                 Carrying            Fair           Carrying            Fair
                                                   Value             Value            Value             Value
                                                   -----             -----            -----             -----

Financial assets
    Cash and short-term
      investments                              $     9,798       $    9,798       $     9,938       $    9,938
    Available-for-sale securities                    6,546            6,546             7,863            7,863
    Federal Home Loan Bank stock                     2,575            2,575             2,600            2,600
    Loans (net)                                    159,216          160,012           178,532          179,599
    Accrued interest receivable                      1,006            1,006             1,206            1,206

Financial liabilities
    Deposits                                      (116,949)        (116,838)         (137,686)        (137,858)
    Federal Home Loan Bank
      advances                                     (50,000)         (49,975)          (50,000)         (49,707)
    Note payable                                      (220)            (220)             (189)            (189)
    Accrued interest payable                          (197)            (197)             (192)            (192)

The estimated fair value approximates carrying amount for all items except those described below. Estimated fair value for securities is based on quoted market values for the individual securities or for equivalent securities. Estimated fair value for loans is based on the rates charged at year end for new loans with similar maturities, applied until the loan is assumed to reprice or be paid. Estimated fair value for time deposits and FHLB advances is based on the rates paid at year end for new deposits or borrowings, applied until maturity. Estimated fair value for off-balance-sheet loan commitments are considered nominal.


--------------------------------------------------------------------------------

                                   (Continued)

                               LSB FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1995, 1996 and 1997
                             (Dollars in thousands)

--------------------------------------------------------------------------------


NOTE 14 - PARENT COMPANY FINANCIAL STATEMENTS

Presented below are the condensed balance sheets and the related condensed statements of income and cash flows for the parent company.

                            CONDENSED BALANCE SHEETS
                           December 31, 1996 and 1997

--------------------------------------------------------------------------------

                                                                                      1996                1997
                                                                                  -------------    -------------
ASSETS

    Short-term investments                                                        $         797    $          99
    Investment in the Bank                                                               15,102           16,791
    Available-for-sale securities                                                           250              250
    Loan to ESOP                                                                            686              618
    Other assets                                                                              3                -
                                                                                  -------------    -------------
                                                                                  $      16,838    $      17,758
                                                                                  =============    =============

LIABILITIES                                                                       $          42               24

SHAREHOLDERS' EQUITY                                                                     16,796           17,734
                                                                                  -------------    -------------
                                                                                  $      16,838    $      17,758
                                                                                  =============    =============



                         CONDENSED STATEMENTS OF INCOME
              For the years ended December 31, 1995, 1996 and 1997

--------------------------------------------------------------------------------

                                                                           1995             1996           1997
                                                                       -----------    -----------    -----------
Operating income
   Dividends from the Bank                                             $         -    $     1,000    $       180
   Other operating income                                                      133             83             68
                                                                       -----------    -----------    -----------
      Total operating income                                                   133          1,083            248

Operating expenses                                                              32             82             59
                                                                       -----------    -----------    -----------
Income before taxes and equity in undistributed income
  of the Bank                                                                  101          1,001            189

Income tax provision                                                            26             (3)            (1)
                                                                       -----------    -----------    -----------
Income before equity in undistributed income of the Bank                        75          1,004            190

Equity in undistributed income of the Bank                                   1,167           (128)         1,376
                                                                       -----------    -----------    -----------
Net income                                                             $     1,242    $       876    $     1,566
                                                                       ===========    ===========    ===========



--------------------------------------------------------------------------------

                                   (Continued)

                               LSB FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1995, 1996 and 1997
                             (Dollars in thousands)

--------------------------------------------------------------------------------

NOTE 14 - PARENT COMPANY FINANCIAL STATEMENTS (Continued)

                       CONDENSED STATEMENTS OF CASH FLOWS
              For the years ended December 31, 1995, 1996, and 1997

--------------------------------------------------------------------------------


                                                                           1995           1996         1997
                                                                       -----------    -----------    -----------
Cash flows from operating activities
   Net income                                                          $     1,242    $       876    $     1,566
   Adjustments to reconcile net income to net cash from operating activities
      Equity in undistributed income of the Bank                            (1,167)           128         (1,376)
      Amortization of premiums paid for securities                              36              1              -
      Gain on sale of securities                                                 -             (9)             -
      Change in other assets                                                   (24)            21              3
      Change in other liabilities                                               28             23            (18)
                                                                       -----------    -----------    -----------
         Net cash from operating activities                                    115          1,040            175

Cash flows from investing activities
   Investment in the Bank                                                   (5,102)             -              -
   Proceeds from the sale of available-for-sale securities                     510            814              -
   Purchase of available-for-sale securities                                (4,370)          (840)             -
   Proceeds from the maturity of available-for-sale securities               1,100          1,000              -
   Proceeds from repayment of the loan to ESOP                                  69             69             68
                                                                       -----------    -----------    -----------
      Net cash from investing activities                                    (7,793)         1,043             68

Cash flows from financing activities
   Proceeds from issuance of stock, net of ESOP debt                         8,785              -              -
   Issuance of RRP shares                                                      427             22              -
   Dividends paid                                                                -           (213)          (311)
   Stock options exercised                                                       -              -              3
   Repurchase of treasury stock                                               (466)        (2,163)          (633)
                                                                       -----------    -----------    -----------
      Net cash from financing activities                                     8,746         (2,354)          (941)
                                                                       -----------    -----------    -----------
Net changes in cash equivalents                                              1,068           (271)          (698)

Cash equivalents at beginning of year                                            -          1,068            797
                                                                       -----------    -----------    -----------
Cash equivalents at end of year                                        $     1,068    $       797    $        99
                                                                       ===========    ===========    ===========





--------------------------------------------------------------------------------

                                   (Continued)

                               LSB FINANCIAL CORP.

                                       AND

                          LAFAYETTE SAVINGS BANK, FSB

                        DIRECTORS AND EXECUTIVE OFFICERS


Directors

John W. Corey                                                         Peter Neisel
President and Chief Executive                                         President and CEO, Schwab Corp.
 Officer, LSB and Lafayette Bank

Mariellen M. Neudeck                                                  Jeffrey A. Poxon
Chairman of the Board, LSB and                                        Senior Vice President, Investments and
 Lafayette Bank                                                       Chief Investment Officer, Lafayette Life
Vice President, St. Elizabeth                                          Insurance Company
 Hospital Medical Center

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

Philip W. Kemmer                                                      C. Wesley Shook
Business Administrator,                                               Secretary-Treasurer,
 First Assembly of God Church                                          The Shook Agency


Executive Officers

John W. Corey                                                         Mary Jo David
President and Chief Executive Officer                                 Vice President, Chief Financial Officer
                                                                      and Secretary-Treasurer

Harry A. Dunwoody                                                     Gregory A. Milakis
Senior Vice President                                                 Vice President


                             STOCKHOLDER INFORMATION


Corporate Profile

         LSB is an Indiana corporation which was organized in 1994 by the Bank for the purpose of becoming a thrift institution holding company. The Bank was organized in 1869 and converted to a federal savings bank in 1984. On February 3, 1995, the Bank converted to the stock form of organization and concurrently became the wholly-owned subsidiary of LSB through the sale and issuance of 1,029,576 shares of common stock. The principal asset of LSB is the outstanding stock of the Bank, its wholly owned subsidiary. The Bank's primary business consists of attracting deposits from the general public and using these deposits to provide financing for the purchase and construction of residential and, to a lesser extent, other properties and to fund consumer loans.


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

Common Stock

         As of December 31, 1997, there were approximately 610 holders of record of LSB Common Stock and 916,350 shares of issued and outstanding common stock. LSB's stock is quoted on the Nasdaq National Stock Market under the symbol "LSBI."


         The following table sets forth, for the periods shown, the high and low prices of the common stock and cash dividends per share declared. Dividend amounts were not restated for the 5% stock dividend paid in June 1997. The common stock began trading on Nasdaq on February 5, 1995, the date the Bank converted from a mutual to stock company.


         The prices reflect inter-dealer quotations without retail mark-up, mark-down or commissions and do not necessarily represent actual transactions.


                                                                      Cash
                                                                    Dividends
  Quarter Ended                         High             Low         Declared
  -------------                         ----             ---         --------

March 31, 1995                       $12.50           $10.75           $0.00
June 30, 1995                         14.25            11.75            0.00
September 30, 1995                    16.75            13.50            0.00
December 31, 1995                     17.25            16.00            0.00

March 31, 1996                        17.375           16.50            0.00
June 30, 1996                         16.50            15.50            0.08
September 30, 1996                    17.25            15.00            0.08
December 31, 1996                     19.50            17.25            0.08
March 31, 1997                        20.75            18.75            0.085
June 30, 1997                         20.875           19.375           0.085
September 30, 1997                    26.50            20.25            0.085
December 31, 1997                     28.50            23.875           0.10

Dividend payment decisions are made with consideration of a variety of factors including earnings, financial condition, market considerations and regulatory restrictions. Restrictions on dividend payments are described in Note 9 of the Notes to Consolidated Financial Statements included in this Annual Report.