Form 10KSB, Exhibit 13
period 1998-12-31
LSB FINANCIAL CORP
filed 1999-04-01
CIK 930405

MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


General

     All references to LSB Financial, unless otherwise indicated, at or before February 3, 1995, refer to Lafayette Savings. References in this Annual Report to "we," and "us" and "our" refer to LSB Financial and/or Lafayette Savings as the context requires.

Year 2000 Issues

     The approaching millennium is causing organizations of all types to review their computer systems for the ability to properly accommodate the year 2000. When computer systems were first developed, two digits were used to designate the year in date calculations and "19" was assumed for the century. As a result, there is significant concern about the integrity of date sensitive calculations when the calendar rolls over to January 1, 2000. An older system could interpret 01/01/00 as January 1, 1900 potentially causing major problems calculating interest, payment, delinquency or maturity dates. An internal committee comprised of four officers has been formed to address the potential risk that the year 2000 poses for Lafayette Savings. This committee reports to the audit committee of the board and the full board of directors quarterly or more often as warranted.

     Financial institution regulators recently have increased their focus upon year 2000 compliance issues and have issued guidance concerning the responsibilities of senior management and directors. The Federal Financial Institutions Examination Council has issued several interagency statements on Year 2000 Project Management Awareness. These statements require financial institutions to, among other things, examine the year 2000 issue with respect to their customers, suppliers and borrowers. These statements also require each federally insured financial institution to survey its exposure, measure its risk and prepare a plan to address the year 2000 issue. In addition, the federal banking regulators have issued safety and soundness guidelines to be followed by insured depository institutions to assure resolution of any year 2000 problems.

     Accurate data processing is essential to our operations and a lack of accurate processing by our vendors or us could have a significant adverse impact on our financial condition and results of operations. We have been assured by our outside data processing service that their computer services will function properly on and after January 1, 2000. A contingency plan, however, has been developed by Lafayette Savings in the unlikely event that our data processing service does not function properly on or after January 1, 2000. This plan focuses on conducting operations in a manual mode, including the recording of transactions on spreadsheets.

     We have also received year 2000 updates from most of our material, non-information system providers, including but not limited to security cameras, credit card and ATM card processors, the vault alarm, check printers, telephone systems, participation loan servicers, and institutions we invest through or with. Based on these updates, we do not anticipate any significant year 2000 issues. We expect software upgrades and new personal computers to be installed by March 1999. Our anticipated expenditure on this equipment is approximately $184,000.

     In addition to expenses related to our own systems, we could incur losses if loan payments are delayed due to year 2000 problems affecting any of our significant borrowers or impairing the payroll systems of large employers in our market area. We have been communicating with our vendors to assess their progress in evaluating their systems and implementing any corrective measures required by them to be prepared for the year 2000. We have also sent year 2000 readiness request letters to certain borrowers. These borrowers were selected based on the aggregate amounts owed to Lafayette Savings, the type of loans outstanding, and the perceived year 2000 risk based on our knowledge of the loan customers and their operations. We have been advised by such parties that they have plans in place to address and correct the issues associated with the year 2000 problem; however, no assurance can be given as to the adequacy of these plans or to the timeliness of their implementation. Currently, due to the types of borrowers doing business with Lafayette Savings and the nature of our loans with these borrowers, we do not consider the year 2000 issue as part of our underwriting criteria.

Business Strategy

     We have been, and intend to continue to be, a community-oriented financial institution. Our primary business consists of attracting deposits from the general public and using these deposits to provide financing for the purchase and construction of residential and other properties. Our results of operations, therefore, are dependent primarily on net interest income, which is the difference between the interest income earned on our loan and investment portfolios and our cost of funds, which consists of interest expense incurred on deposits and borrowings. Net interest income is directly affected by the relative amounts of interest-earning assets and interest-bearing liabilities and the interest rates earned or paid on these amounts. Our operating results are also affected by the level of the provision for loan losses, by the level of non-interest income, including gains and losses on the sale of loans, and non-interest expenses. Our non-interest expenses consist principally of employee compensation, occupancy expenses, and other general and administrative expenses.

     Significant external factors impacting our results of operations include the general economic environment, changes in the level of market interest rates, government policies, actions by regulatory authorities and competition. Our cost of funds is influenced by interest rates on competing investments and general market rates of interest. Lending activities are influenced by the demand for real estate loans and other types of loans, which are in turn affected by the interest rates at which these loans are made, general economic conditions affecting loan demand and the availability of funds for lending activities.

     Our basic mission is to maintain our focus as an independent, community oriented financial institution serving customers in our market area. We have sought to accomplish this mission through the adoption of a strategy intended to maintain a strong capital position and high asset quality, manage our vulnerability to changes in interest rates, optimize our net interest margin and achieve controlled asset growth. Key components of this strategy have been (i) emphasizing one- to four-family residential mortgage lending, (ii) supplementing residential lending with multi-family, consumer and construction loans, (iii) expanding commercial business lending functions, (iv) emphasizing adjustable rate and/or short term loans and investments and (v) gradually building our core deposit base.

     The results of our business strategy may be illustrated as follows:

     o One- to four-family loans increased from $97.0 million at December 31, 1996 to $113.2 million at December 31, 1998.

     o Multi-family, land and land development, construction and consumer loans increased from $47.2 million at December 31, 1996 to $58.4 million at December 31, 1998.

     o Commercial real estate and commercial business loans increased from $23.9 million at December 31, 1996 to $34.0 million at December 31, 1998.

     o At December 31, 1998, 76.56% of our loan portfolio had adjustable interest rates.

     o Total deposits increased from $116.9 million at December 31, 1996 to $161.8 million at December 31, 1998.

Financial Condition

     The size of our loan portfolio increased from $159.2 million at December 31, 1996 to $199.3 million at December 31, 1998, an increase of 25.20%. Part of this increase was due to our aggressively seeking to attract new residential mortgage borrowers. This was accomplished by offering attractive loan products at competitive rates, establishing good working relationships with local realtors and providing efficient, personal service with all decisions made locally. Another reason for the success of our strategy was the continued focus on commercial and consumer loan production. We sold in the secondary market, with servicing rights retained, $14.3 million of fixed-rate loans in 1996, $19.8 million in 1997 and $27.8 million in 1998 based upon asset/liability management considerations. In addition, during 1998 we originated and sold $6.3 million of fixed-rate loans in the secondary market with servicing released. See "-Asset/ Liability Management; Market Risk Analysis." Adjustable rate loans were retained in our loan portfolio.

     Our portfolio of securities and short-term investments increased from $12.0 million at from December 31, 1996 to $20.9 million at December 31, 1998, as efforts were made to maintain our liquidity levels.

     Deposit accounts increased by 38.33% or $44.8 million from December 31, 1996 to December 31, 1998. Checking accounts with no monthly fees and no minimum balance requirements attracted new depositors, as did our continuing effort to offer innovative and competitive certificate of deposit products.

     We utilize advances available through the Federal Home Loan Bank to provide additional funding for loan growth as well as for asset/liability management purposes. At December 31, 1998 we had $51.5 million in Federal Home Loan Bank advances outstanding, an increase of $1.5 million from the $50.0 million at December 31, 1996 and December 31, 1997.

     Shareholders' equity increased $460,000, or 2.59%, during 1998 primarily as a result of net income of $1.7 million partially offset by stock repurchases and the payment of dividends on common stock. We repurchased 43,591 shares of common stock in 1998 as part of a repurchase of

5.00% of common stock which was completed on January 6, 1999. As of December 31, 1998, a total of 230,374 shares of our common stock had been repurchased at a cost of approximately $4.7 million, or $20.23 per share. Shareholders' equity to total assets was 7.81% at December 31, 1998 compared to 8.58% at December 31, 1997.

Results of Operations

     Our results of operations depend primarily on the levels of net interest and non-interest income and control of operating expenses. Net interest income is dependent upon the volume of interest-earning assets and interest-bearing liabilities and upon the interest rate which is earned or paid on these items. Our results of operations are also affected by the level of the provision for loan losses as well as non-interest income.

Average Balances, Interest Rates and Yields

     The following table presents for the periods indicated the total dollar amount of interest income from average interest earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. No tax equivalent adjustments were made. All average balances are monthly average balances. Non-accruing loans have been included in the table as loans carrying a zero yield. Loans receivable are calculated net of deferred loan fees, loan discounts, loans in process and loss reserves.


                                                                                           Year Ended December 31,
                                               --------------------------------------------------------------------------
                                                                1996                                 1997
                                               --------------------------------------------------------------------------
                                                  Average     Interest                  Average    Interest
                                                Outstanding   Earned/       Yield/    Outstanding   Earned/     Yield/
                                                  Balance       Paid         Rate       Balance      Paid        Rate
                                               --------------------------------------------------------------------------
Assets:
 Interest-Earning Assets:
  Loans receivable.............................     $149,502     $12,467      8.34%    $ 169,465    $14,384      8.49%
  Mortgage-backed securities...................        4,299         260      6.05         3,597        238      6.62
  Other investments............................        6,517         363      5.57         7,855        420      5.35
  Federal Home Loan Bank stock.................        2,046         157      7.67         2,592        207      7.99
                                                  ----------    --------               ---------  ---------
   Total interest-earning assets...............      162,364      13,247      8.16       183,509     15,249      8.31
                                                                  ------                            -------
 Non-interest earning assets...................        9,586                              11,835
                                                  ----------                           ---------
  Total assets.................................     $171,950                            $195,344
                                                    ========                            ========

Liabilities and Shareholders' Equity
 Interest-Bearing Liabilities:
  Savings deposits.............................    $  12,207         368      3.01     $  13,347        401      3.00
  Demand and NOW deposits......................       25,272         601      2.38        28,700        582      2.03
  Time deposits................................       77,211       4,355      5.64        88,688      4,981      5.62
  Borrowings...................................       39,234       2,206      5.62        46,329      2,744      5.92
                                                   ---------     -------               ---------    -------
   Total interest-bearing liabilities..........      153,924       7,530      4.89       177,064      8,708      4.92
                                                                 -------                            -------
  Other liabilities............................        1,039                               1,045
                                                  ----------                           ----------
   Total liabilities...........................      154,963                             178,109
 Shareholders' equity..........................       16,987                              17,235
                                                   ---------                           ---------
   Total liabilities and shareholders' equity .     $171,950                            $195,344
                                                    ========                            ========
 Net interest income...........................                  $ 5,717                            $ 6,541
                                                                 =======                            =======
 Net interest rate spread......................                               3.27%                              3.39%
                                                                              ====                               ====
 Net earning assets............................    $   8,440                           $   6,445
                                                   =========                           =========
 Net yield on average interest-earning assets..                               3.52%                              3.56%
                                                                              =====                              =====
 Average interest-earning assets to
  average interest-bearing liabilities.........        1.05x                               1.04x
                                                       ====                               =====


                                               ------------------------------------
                                                               1998
                                               ------------------------------------
                                                  Average     Interest
                                                Outstanding    Earned/     Yield/
                                                  Balance       Paid        Rate
                                               ------------------------------------
Assets:
 Interest-Earning Assets:
  Loans receivable.............................   $189,702      $15,954      8.41%
  Mortgage-backed securities...................      2,724          180      6.61
  Other investments............................     14,922          684      4.58
  Federal Home Loan Bank stock.................      2,731          218      7.98
                                                 ---------     --------
   Total interest-earning assets...............    210,079       17,036      8.11
                                                                -------
 Non-interest earning assets...................     11,793
                                                 ---------
  Total assets.................................   $221,872
                                                  ========

Liabilities and Shareholders' Equity
 Interest-Bearing Liabilities:
  Savings deposits.............................  $  14,745          441      2.99
  Demand and NOW deposits......................     31,916          502      1.57
  Time deposits................................    104,411        5,843      5.60
  Borrowings...................................     50,838        3,041      5.98
                                                 ---------       ------
   Total interest-bearing liabilities..........    201,910        9,827      4.87
                                                                 ------
  Other liabilities............................      1,724
                                                ----------
   Total liabilities...........................    203,634
 Shareholders' equity..........................     18,238
                                                ----------
   Total liabilities and shareholders' equity .   $221,872
                                                  ========
 Net interest income...........................                  $7,209
                                                                 ======
 Net interest rate spread......................                              3.24%
                                                                             ====
 Net earning assets............................  $   8,169
                                                 =========
 Net yield on average interest-earning assets..                              3.43%
                                                                             =====
 Average interest-earning assets to
  average interest-bearing liabilities.........      1.04x
                                                    =====

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


                                                                               Years Ended December 31,
                                                      ------------------------------------------------------------------------------
                                                                    1996 vs. 1997                           1997 vs. 1998
                                                      ------------------------------------------------------------------------------
                                                             Increase                                  Increase
                                                            (Decrease)                                (Decrease)
                                                              Due to               Total                Due to              Total
                                                      ----------------------      Increase      ---------------------      Increase
                                                       Volume         Rate       (Decrease)      Volume         Rate      (Decrease)
                                                      ------------------------------------------------------------------------------
Interest-earning assets:
 Loans receivable ..............................      $ 1,691       $   226       $ 1,917       $ 1,703       $  (133)      $ 1,570
 Mortgage-backed securities ....................          (45)           23           (22)          (58)           --           (58)
 Other investments .............................           72           (15)           57           331           (67)          264
 Federal Home Loan Bank stock ..................           43             7            50            11            --            11
                                                      -------       -------       -------       -------       -------       -------
   Total interest-earning assets ...............      $ 1,761       $   241         2,002       $ 1,987       $  (200)        1,787
                                                      =======       =======       =======       =======       =======       =======

Interest-bearing liabilities:
 Savings deposits ..............................      $    34       $    (1)           33       $    42       $    (2)           40
 Demand deposits ...............................           76           (95)          (19)           60          (140)          (80)
 Time deposits .................................          644           (18)          626           882           (20)          862
 Borrowings ....................................          415           123           538           269            28           297
                                                      -------       -------       -------       -------       -------       -------
   Total interest-bearing liabilities ..........      $ 1,169       $     9         1,178       $ 1,253       $  (134)        1,119
                                                      =======       =======       =======       =======       =======       =======

Net interest income ............................                                  $   824                                   $   668
                                                                                  =======                                   =======

Comparison of Operating Results for the Years Ended December 31, 1998 and December 31, 1997.

     General. Net income for the year ended December 31, 1998 was $1.7 million, an increase of $174,000 or 11.11% compared to net income for the year ended December 31, 1997. This increase was primarily due to a $668,000 increase in net interest income, a $106,000 increase in deposit account service charges, and a $182,000 increase in the net gain on sale on mortgage loans, partially offset by a $710,000 increase in all non-interest expenses and a $152,000 increase in income tax expenses.

     Net Interest Income. Net interest income for the year ended December 31, 1998 increased $668,000 or 10.21% over the same period in 1997. This increase was primarily volume driven as we succeeded in growing our balance sheet. Our net interest margin, which is net interest income divided by average interest-earning assets, decreased slightly from 3.56% for the year ended December 31, 1997, to 3.43% for the year ended December 31, 1998. This was primarily due to shrinking interest rate margins partially driven by the continuing level of loan refinancings as borrowers took advantage of lower interest rates in the economy to decrease the rates on their existing loans.

     Interest income on loans increased $1.6 million for the year ended 1998 compared to the year ended December 31, 1997, primarily the result of an increase of $20.2 million in average loans outstanding. This increase was primarily due to an active residential real estate market in 1998 due to continued low interest rates and a strong local economy, and the ongoing success of our focus on commercial and consumer loan production. This increase in volume was partially offset by a decrease in yield on loans from 8.49% for the year ended December 31, 1997 to 8.41% for the year ended December 31, 1998 caused primarily by the decrease in interest rates generally.

     Interest earned on mortgage-backed securities decreased by $58,000 due primarily to an $873,000 decrease in the average balance of our mortgage-backed securities.

     Interest earned on other investments and Federal Home Loan Bank stock increased by $275,000 for the year 1998 compared to 1997. This was the result of an increase of $7.1 million in the average balance of other investments, primarily due to our efforts to rebuild liquidity with an eye toward addressing our relatively high tax burden, partially offset by a decrease in the yield on other investments from 5.35% in 1997 to 4.58% in 1998. The increase in interest earned was further augmented by interest earned on a $139,000 increase in the average balance of Federal Home Loan Bank stock required to facilitate borrowings from the Federal Home Loan Bank for the year ended December 31, 1998 over the year ended December 31, 1997.

     Interest expense for the year ended 1998 increased $1.1 million or 12.85% over the same period in 1997. This increase was primarily due to an increase of $24.8 million in average interest-bearing liabilities, consisting of an additional $20.3 million in the average balance of customer deposit accounts and a $4.5 million increase in the average balance of Federal Home Loan Bank advances drawn to fund loan demand. The increase was partially offset by a decrease in the rate paid on interest bearing liabilities from 4.92% in 1997 to 4.87% in 1998 reflecting the general decrease in interest rates over the period.

     Provision for Loan Losses. We establish the provision for loan losses based on a systematic analysis of risk factors in the loan portfolio. The analysis includes evaluation of concentration of credit, past loss experience, current economic conditions, the amount and composition of the loan portfolio, estimated fair value of the underlying collateral, loan commitments outstanding, delinquencies and industry standards. From time to time, we also use the services of a consultant to assist in the evaluation of our growing commercial loan portfolio. Our analysis results in the allocations of allowance amounts for each loan type. During 1996 we recorded an $800,000 provision for loan losses primarily in response to the situation involving Bennett Funding Group of Syracuse, New York through which we owned $2.4 million of equipment leases. A settlement involving the restructuring of these loans was reached during the second quarter of 1997 and resulted in a write down of $319,000. We continue to allocate $651,000 of the $1.6 million allowance to the remaining leases and the restructured loan to provide for potential losses. We believe this reserve allocation will be sufficient to cover any losses. We recorded a $104,000 provision for loan losses during 1998 as a result of our analysis of our current loan portfolios. In addition to the $2.1 million of Bennett Funding Group leases there were $659,000 of non-performing loans at December 31, 1998, consisting of $494,000 in single-family residences, $23,000 in consumer loans and $142,000 in commercial business loans. At December 31, 1998, our allowance equaled 0.79% of net loans receivable. Non-performing loans totaled $2.7 million at December 31, 1998.

     Non-Interest Income. Non-interest income for the year ended December 31, 1998 increased by $400,000, or 43.29% over the same period in 1997. This was primarily due to a $106,000 increase in service charges and fees on deposit accounts due to the increasing number of these accounts, and a $182,000 increase in the gain on the sale of mortgage loans in the secondary market resulting from the increased sales activity. Beginning in 1996, the basis of loans sold with servicing retained was allocated between the loan and the originated servicing right. $250,000 of $425,000 of gains on the sale of loans in 1998 and $182,000 of the $243,000 of gains in 1997 can be attributed to establishing the originated servicing right asset which is amortized over the expected lives of the related loans.

     Non-Interest Expense. Non-interest expense for the year ended December 31, 1998 increased $710,000, or 14.83%, over the same period in 1997. The major components of this increase included a $367,000 increase in salaries and employee benefits, a $96,000 increase in occupancy and equipment expense and a $55,000 increase in advertising. These increases generally reflect the additional expenses incurred in connection with our continuing growth in asset size. In addition, salary and employee benefit expenses included expenses related to the Employee Stock Ownership Plan, which was formed at the time of our stock conversion, and expenses related to the Recognition and Retention Plan which was approved by shareholders in August 1995. These two plans resulted in a combined expense of $274,000 in 1997 and $341,000 in 1998.

     Income Tax Expense. Our income tax provision increased by $152,000 for the year ended December 31, 1998 compared to the year ended December 31, 1997. This was primarily due to the increase in income before income taxes, as the effective tax rate remained at approximately 40% in both years.

Comparison of Operating Results for the Years Ended December 31, 1997 and December 31, 1996.

     General. Net income for the year ended December 31, 1997 was $1.6 million, an increase of $690,000 or 78.78% over the year ended December 31, 1996. This increase was primarily due to an $800,000 provision for loan losses, which was recorded by management in 1996 to cover the possibility of losses on purchased equipment leases we placed on non-accrual status. Other factors contributing to the increase were an $824,000 increase in net interest income, and a $119,000 increase in deposit account service charges, partially offset by a $601,000 increase in all non-interest expenses and a $490,000 increase in income tax expenses.

     Net Interest Income. Net interest income for the year ended December 31, 1997 increased $824,000 or 14.41% over the same period in 1996. This increase was primarily attributable to the success of management's continuing efforts to grow and restructure the balance sheet by investing new funds and shifting existing funds into higher-yielding multi-family and commercial real estate, land development and consumer loans from lower yielding investments and mortgage-backed securities. Our net interest margin increased slightly from 3.52% for the year ended December 31, 1996, to 3.56% for the year ended December 31, 1997.

     Interest income on loans increased $1.9 million for the year ended 1997 compared to 1996, primarily the result of an increase of $20.0 million in average loans outstanding. This increase was primarily due to an active residential real estate market in 1997 due to continued low interest rates and a strong local economy, and the ongoing success of our focus on multi-family and commercial real estate, land development and consumer loan production. This increase in volume was also enhanced by an increase in yield on loans from 8.34% for the year ended December 31, 1996 to 8.49% for the year ended December 31, 1997, caused primarily by the increasing percentage of loans in these higher yielding categories.

     Interest earned on other investments and Federal Home Loan Bank stock increased by $107,000 for the year 1997 compared to 1996. This was the result of an increase of $1.3 million in the average balance of other investments, primarily due to our efforts to rebuild the liquidity portfolio, partially offset by a decrease in the yield on other investments from 5.57% in 1996 to 5.35% in 1997. The increase in interest earned was further augmented by interest earned on a $546,000 increase in the average balance of Federal Home Loan Bank stock required to facilitate borrowings from the Federal Home Loan Bank, as well as by an increase in the yield on this stock from 7.67% for the year ended December 31, 1996 to 7.99% for the year ended December 31, 1997.

     Interest expense for the year ended 1997 increased $1.2 million or 15.64% over the same period in 1996. This increase was primarily due to an increase of $23.1 million in average interest-bearing liabilities, consisting of an additional $16.0 million in the average balance of customer deposit accounts and a $7.1 million increase in the average balance of Federal Home Loan Bank advances drawn to fund loan demand.

     Provision for Loan Losses. As discussed earlier, during the quarter ended June 30, 1996 we recorded an $800,000 provision for loan losses primarily in response to a specific situation involving the Bennett Funding Group of Syracuse, New York through which we owned $2.4 million of equipment leases. During 1997, we recorded a $72,000 provision for loan losses as a result of our analysis of our current loan portfolios. In addition to the $2.1 million of
Bennett Funding Group leases there were $23,000 of non-performing or restructured loans at December 31, 1997. At December 31, 1997, our allowance equaled 0.83% of net loans receivable.

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

     Non-Interest Expense. Non-interest expense for the year ended December 31, 1997 increased $601,000 or 14.36% over the same period in 1996. The major components of this increase included a $357,000 increase in salaries and employee benefits, a $93,000 increase in occupancy and equipment expense and a $68,000 increase in advertising. These increases generally reflect the additional expenses incurred in operating our fourth branch. In addition, salary and employee benefits expense includes expenses related to the Employee Stock Ownership Plan , which was formed at the time of our stock conversion, and expenses related to the Recognition and Retention Plan which was approved by shareholders in August 1995. Employee Stock Ownership Plan expenses rise and fall based on the change in our stock price. These two plans resulted in a combined expense of $274,000 in 1997 and $233,000 in 1996.

     Income Tax Expense. Our income tax provision increased by $490,000 for the year ended December 31, 1997 compared to the year ended December 31, 1996. This was primarily due to the increase in income before income taxes.

Asset/Liability Management; Market Risk Analysis

     Lafayette Savings, like other financial institutions, is subject to interest rate risk to the extent that our interest-bearing liabilities reprice on a different basis than our interest-earning assets. Office of Thrift Supervision regulations provide a net portfolio value approach to the quantification of interest rate risk. In essence, this approach calculates the difference between the present value of expected cash flows from assets and the present value of expected cash flows from liabilities, as well as cash flows from off balance sheet contracts.

     It has been and continues to be a priority to manage interest rate risk and thereby limit any negative effect of interest rate changes on our net portfolio value. Our asset/liability policy, established by the board of directors, sets forth acceptable limits on the amount of change in net portfolio value given certain changes in interest rates. We have an asset/liability management committee which meets weekly to review interest rate positions, and a board investment committee which meets quarterly to review our interest rate risk position and other related matters and to make recommendations for adjusting this position to the full board of directors. In addition, the investment committee meets semi-annually with our investment advisor to review our investment portfolio and strategies relating to interest rate risk. Specific strategies have included the sale of long-term, fixed rate loans to reduce the average maturity of our interest-earning assets and the use of Federal Home Loan Bank advances to lengthen the effective maturity of our interest-bearing liabilities. In the future, our community banking emphasis, including the origination of commercial business loans, is intended to further increase our portfolio of short-term and/or adjustable rate loans.

     Presented below, as of December 31, 1998 and 1997, is an analysis of our interest rate risk as measured by changes in net portfolio value for instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up and down 300 basis points and compared to board policy limits. Assumptions used in calculating the amounts in this table are Office of Thrift Supervision assumptions.


                              At December 31, 1997       At December 31, 1998
   Change in   Board Limit    --------------------------------------------------
 Interest Rate  % Change      $ Change    % Change     $ Change      % Change
--------------------------------------------------------------------------------
 (Basis Points)             (Dollars in              (Dollars in
                             Thousands)               Thousands)

      300        -40.00        -3,015       -16%         2,611         -12%
      200        -18.00        -1,516       - 8%        -1,076         - 5%
      100        -10.00         - 429        -2%         - 192          -1%
        0          0.00             0         0%             0           0%
     -100        -10.00          -238        -1%          -254          -1%
     -200        -18.00          -851        -5%          -540          -2%
     -300        -40.00        -1,343        -7%          -364          -2%


     In evaluating our exposure to interest rate risk, certain shortcomings inherent in the method of analysis presented in this table must be noted. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Further, in the event of a change in interest rates, prepayments and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. Finally, the ability of many borrowers to service their debt may decrease in the event of an interest rate increase. As a result, the actual effect of changing interest rates may differ from that presented in the foregoing table.

     We also make use of "gap" analysis which measures the difference between the amount of interest-earning assets which are anticipated to mature or reprice within a particular period and the amount of interest bearing liabilities which are expected to reprice in that same period. We rely on certain assumptions, such as the amount and timing of loan prepayments in the measurement of the interest rate sensitivity gap. Similar shortcomings to those experienced with net portfolio value analysis are also inherent in the gap method of analysis.

Liquidity and Capital Resources

     Our primary sources of funds are deposits, repayment and prepayment of loans, interest earned on or maturation of investment securities and short-term investments, borrowings and funds provided from operations. While maturities and the scheduled amortization of loans, investments and mortgage-backed securities are a predictable source of funds, deposit flows and mortgage prepayments are greatly influenced by the general market interest rates, economic conditions and competition.

     Our primary investing activities are the origination of loans and the purchase of securities. During the years ended December 31, 1996, 1997 and 1998, we originated loans totaling $77.7 million, $78.2 million and $93.0 million respectively.

     During the years ended December 31, 1996, 1997 and 1998, these investment activities were funded primarily by principal repayments and prepayments on loans and maturities of investment securities totaling $43.8 million, $50.0 million, and $59.0 million, respectively. The proceeds from the sale of loans totaled $14.3 million, $20.2 million and $34.1 million for these same years. Sales of available-for-sale securities in 1996 and 1998 generated proceeds of $1.8 million and $1.0 million respectively. There were no sales in 1997.

     The major sources of cash from financing activities in the years ended December 31, 1996, 1997 and 1998 were increases in deposits of $7.0 million, $20.7 million and $24.1 million, respectively. In the years ended December 31, 1996 and 1998, financing also was provided by net borrowings of $21.8 million and $1.5 million, respectively. We had available lines of credit from the Federal Home Loan Bank, at December 31, 1996, 1997 and 1998 equal to $1.5 million. We currently use, and intend to continue to use, Federal Home Loan Bank advances as a source of funding for loans when advantageous interest rate risk matches can be found.

     Liquidity management is both a daily and long-term function. We adjust our investment strategy, within the limits established by the investment policy, based upon assessments of expected loan demand, expected cash flows, Federal Home Loan Bank advance opportunities, market yields and objectives of our asset/liability management program. Base levels of liquidity have generally been invested in interest-earning overnight and time deposits with the Federal Home Loan Bank of Indianapolis. Funds for which a demand is not foreseen in the near future are invested in investment and other securities for the purpose of yield enhancement and asset/liability management.

     We are required to maintain minimum levels of liquidity as defined by regulatory agencies. The liquidity requirement, which can vary, is based upon a percentage of deposits and short term borrowings and is currently 4.0%. Our internal policy for liquidity is approximately 6% to 8%. Our liquidity ratios at December 31, 1996, 1997 and 1998 were 7.31%, 7.76% and 11.77%, respectively.

     We anticipate that we will have sufficient funds available to meet current loan commitments. At December 31, 1998, we had outstanding commitments to originate loans and available lines of credit totaling $27.7 million and commitments to provide funds to complete current construction projects in the amount of $4.4 million. Certificates of deposit which will mature in one year or less at December 31, 1998 totaled $77.1 million. Based on our experience, certificates of deposit have been a relatively stable source of long-term funds as these certificates are generally renewed upon maturity since we have established long-term banking relationships with our customers. Therefore, we believe a significant portion of these deposits will remain with us, although this cannot be assured.

     At December 31, 1998, we exceeded all of the Office of Thrift Supervision capital requirements on a fully phased in basis.

     LSB Financial also has a need for, and sources of liquidity separate from the bank. Liquidity is required to fund our operating expenses, fund stock repurchase programs, as well as for the payment of dividends to shareholders. At December 31, 1998 LSB Financial had $99,000 in liquid assets on hand. The primary source of liquidity on an ongoing basis is dividends from Lafayette Savings. Dividends totaling $1.8 million were paid from Lafayette Savings to LSB Financial during the year ended December 31, 1998. For the year ended December 31, 1998, LSB Financial paid dividends to shareholders totaling $355,000 and repurchased 43,591 shares of common stock at a total cost of $1.4 million.

Impact of Inflation and Changing Prices

     The Consolidated Financial Statements and Notes which are presented here have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and the results of operations in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of our operations. Unlike most industrial companies, virtually all our assets and liabilities are monetary in nature. As a result, interest rates have a greater impact on our performance than do the effects of the general levels of inflation. Interest rates do not necessarily move in the same direction or to the same degree as the price of goods and services.

Impact of Accounting Standards

     The Financial Accounting Standards Board issues Financial Accounting Standards that affect us.

     Financial   Accounting   Standard  No.  133,   "Accounting  for  Derivative
Instruments and Hedging Activities"

     Effective January 1, 2000, Financial Accounting Standard 133 will require all derivatives to be recorded at fair value. Unless designated as hedges, changes in these fair values will be recorded in the income statement. Fair value changes involving hedges will generally be recorded by offsetting gains and losses on the hedge and on the hedged item, even if the fair value of the hedged item is not otherwise recorded. Upon adoption of this Standard, entities may redesignate securities as either available-for-sale or held-to-maturity. We do not expect adoption of this standard to have a material effect but the effect will depend upon our use of derivatives upon adoption.

Disclosure Regarding Forward Looking Statements

     LSB Financial and Lafayette Savings may from time to time make written or oral forward-looking statements. These forward-looking statement may be contained in this Annual Report to Shareholders, in our filings with the Securities and Exchange Commission, including our Annual Report on Form 10-KSB and its exhibits, and in other communications by us, which are made in good faith pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The words "may", "could", "should", "would",
"believe", "anticipate", "estimate", "expect", "intend", "plan" and similar expressions are intended to identify forward-looking statements.

     Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, estimates and intentions, that are subject to significant risks and uncertainties. The following factors, many of which are subject to change based on various other factors beyond our control, could cause our financial performance to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements:

     o the strength of the United States economy in general and the strength of the local economies in which we conduct our operations;
     o the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve Board;
     o    inflation, interest rate, market and monetary fluctuations;
     o the timely development of and acceptance of new products and services of Lafayette Savings and the perceived overall value of these products and services by users, including the features, pricing and quality compared to competitors' products and services;
     o the willingness of users to substitute competitors' products and services for our products and services;
     o the success of Lafayette Savings in gaining regulatory approval of its products and services, when required;
     o the impact of changes in financial services' laws and regulations (including laws concerning taxes, banking, securities and insurance);
     o    the impact of technological changes;
     o    acquisitions;
     o changes in consumer spending and saving habits; and o our success at managing the risks involved in the foregoing.

     This list of important factors is not exclusive. We incorporate by reference those risk factors included in LSB Financial's Registration Statement on Form S-1 (Reg. No. 33-84266) filed with the Securities and Exchange Commission under the Securities Act of 1933. We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of LSB Financial or Lafayette Savings.

                         REPORT OF INDEPENDENT AUDITORS


Board of Directors
LSB Financial Corp.
Lafayette, Indiana


We have audited the accompanying consolidated statements of financial condition of LSB Financial Corp. as of December 31, 1998 and 1997, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three year period ended December 31, 1998. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LSB Financial Corp. as of December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 1998 in conformity with generally accepted accounting principles.



                                   /s/ Crowe, Chizek and Company LLP

                                   Crowe, Chizek and Company LLP

Indianapolis, Indiana
February 5, 1999

--------------------------------------------------------------------------------

                               LSB FINANCIAL CORP.
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                           December 31, 1997 and 1998
                  (Dollars in thousands, except per share data)

--------------------------------------------------------------------------------

                                                                   1997            1998
                                                                ---------       ---------
ASSETS
Cash and due from banks                                         $   4,358       $   1,392
Short-term investments                                              5,580           8,254
                                                                ---------       ---------
     Cash and cash equivalents                                      9,938           9,646
Available-for-sale securities                                       7,863          12,675
Loans held for sale                                                 1,265           2,694
Loans, net of allowance ($1,478 and $1,578)                       177,267         196,652
Office properties and equipment - net                               4,912           5,805
Federal Home Loan Bank stock, at cost                               2,600           2,825
Accrued interest receivable and other assets                        2,739           2,514
                                                                ---------       ---------

                                                                $ 206,584       $ 232,811
                                                                =========       =========

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
     Deposits                                                   $ 137,686       $ 161,781
     Advances from Federal Home Loan Bank                          50,000          51,500
     Note payable                                                     189             156
     Accrued interest payable and other liabilities                   975           1,180
                                                                ---------       ---------
                                                                  188,850         214,617

Shareholders' equity
     Common stock ($.01 par value - 7,000,000 shares
       authorized; 916,350 and 919,686 shares issued)                   9               9
     Additional paid-in capital                                     7,854           8,064
     Retained earnings                                             10,677          10,703
     Unamortized cost of recognition and retention plan              (242)           (152)
     Unearned shares held by employee stock ownership plan           (570)           (492)
     Accumulated other comprehensive income                             6              62
                                                                ---------       ---------
                                                                   17,734          18,194
                                                                ---------       ---------

                                                                $ 206,584       $ 232,811
                                                                =========       =========

--------------------------------------------------------------------------------

                             See accompanying notes.

                               LSB FINANCIAL CORP.
                     CONSOLIDATED STATEMENTS OF INCOME Years
                     ended December 31, 1996, 1997 and 1998
                  (Dollars in thousands, except per share data)

--------------------------------------------------------------------------------

                                                           1996         1997         1998
                                                         -------      -------      -------
Interest income
    Loans, including related fees                        $12,467      $14,384      $15,954
    Taxable securities                                       586          645          734
    Tax exempt securities                                     38           45           84
    Other                                                    156          175          264
                                                         -------      -------      -------
                                                          13,247       15,249       17,036

Interest expense
    Deposits                                               5,324        5,964        6,786
    Federal Home Loan Bank advances                        2,193        2,733        3,031
    Other                                                     13           11           10
                                                         -------      -------      -------
                                                           7,530        8,708        9,827
                                                         -------      -------      -------

Net interest income                                        5,717        6,541        7,209

Provision for loan losses                                    800           72          104
                                                         -------      -------      -------

Net interest income after provision for loan losses        4,917        6,469        7,105
                                                         -------      -------      -------

Noninterest income
    Deposit account service charges and fees                 326          445          551
    Net gain on sale of mortgage loans                       184          243          425
    Net gain on securities                                     7           --            9
    Other                                                    178          236          339
                                                         -------      -------      -------
                                                             695          924        1,324

Noninterest expense
    Salaries and employee benefits                         2,082        2,439        2,806
    Occupancy and equipment, net                             668          761          857
    Computer service                                         244          246          265
    Deposit insurance                                          2           15           17
    Advertising                                              274          342          397
    Other                                                    916          984        1,155
                                                         -------      -------      -------
                                                           4,186        4,787        5,497
                                                         -------      -------      -------

Income before income taxes                                 1,426        2,606        2,932

Income tax provision                                         550        1,040        1,192
                                                         -------      -------      -------

Net income                                               $   876      $ 1,566      $ 1,740
                                                         =======      =======      =======

Earnings per share                                       $   .91      $  1.72      $  1.95
Earnings per share, assuming dilution                        .90         1.68         1.88

--------------------------------------------------------------------------------

                             See accompanying notes.

                               LSB FINANCIAL CORP.
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                  Years ended December 31, 1996, 1997 and 1998
                 (Dollars in thousands, except per share data)

--------------------------------------------------------------------------------

                                                                                                             Accumulated
                                                                                    Additional                  Other
                                                  Common      Paid-in    Retained    Benefit      Treasury  Comprehensive
                                                   Stock      Capital    Earnings     Plans         Stock       Income       Total
                                                 --------    --------    --------    --------     --------     --------    --------
Balance, January 1, 1996                         $     11    $ 10,063    $  9,626    $ (1,138)    $   (466)    $    (28)   $ 18,068

Comprehensive income
    Net income                                         --          --         876          --           --           --         876
    Change in net unrealized gain (loss)                                                                             (5)         (5)
                                                                                                                           --------
       Total  comprehensive income                    871

Issuance of shares for RRP                             --          22          --         (22)          --           --          --
RRP amortization expense                               --          --          --          90           --           --          90
Employee stock ownership plan-shares earned            --          58          --          85           --           --         143
Acquisition of treasury stock (127,895 shares)         --          --          --          --       (2,163)          --      (2,163)
Dividends paid ($.22 per share)                        --          --        (213)         --           --           --        (213)
                                                 --------    --------    --------    --------     --------     --------    --------

Balance, December 31, 1996                             11      10,143      10,289        (985)      (2,629)         (33)     16,796

Comprehensive income
    Net income                                         --          --       1,566          --           --           --       1,566
    Change in net unrealized gain (loss)                                                                             39          39
                                                                                                                           --------
       Total comprehensive income                      --          --          --          --           --           --       1,605

Exercise of stock options (206 shares)                 --           3          --          --           --           --           3
RRP amortization expense                               --          --          --          90           --           --          90
Employee stock ownership plan-shares earned            --         101          --          83           --           --         184
Acquisition of treasury stock (30,888 shares)          --          --          --          --         (633)          --        (633)
Retirement of treasury stock (186,783 shares)          (2)     (3,260)         --          --        3,262           --          --
Dividends paid ($.33 per share)                        --          --        (311)         --           --           --        (311)
Stock dividend (44,272 shares)                         --         867        (867)         --           --           --          --
                                                 --------    --------    --------    --------     --------     --------    --------

Balance, December 31, 1997                              9       7,854      10,677        (812)          --            6      17,734

--------------------------------------------------------------------------------

                                   (Continued)

                               LSB FINANCIAL CORP.
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                  Years ended December 31, 1996, 1997 and 1998
                 (Dollars in thousands, except per share data)

--------------------------------------------------------------------------------

                                                                                                            Accumulated
                                                                                    Additional                 Other
                                                  Common      Paid-in    Retained    Benefit     Treasury  Comprehensive
                                                   Stock      Capital    Earnings     Plans        Stock       Income       Total
                                                 --------    --------    --------    --------    --------     --------    --------
Comprehensive income
    Net income                                   $           $           $  1,740    $           $            $           $   1,740
    Change in net unrealized gain (loss)                                                                            56           56
                                                                                                                          ---------
       Total comprehensive income                                                                                             1,796

Exercise of stock options (1,659 shares)                           23                                                            23
RRP amortization expense                                                                   90                                    90
Employee stock ownership plan-shares earned                       173                      78                                   251
Acquisition and retirement of stock (43,591 shares)            (1,345)                                                       (1,345)
Dividends paid ($.40 per share)                                              (355)                                             (355)
Stock dividend (45,268 shares)                                  1,359      (1,359)                                               --
                                                 --------    --------    --------    --------    --------     --------    --------

Balance, December 31, 1998                       $      9    $  8,064    $ 10,703    $   (644)   $     --     $     62    $  18,194
                                                 ========    ========    ========    ========    ========     ========    =========

--------------------------------------------------------------------------------

                             See accompanying notes.

                               LSB FINANCIAL CORP.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  Years ended December 31, 1996, 1997 and 1998
                             (Dollars in thousands)

--------------------------------------------------------------------------------

                                                                                             1996            1997            1998
                                                                                           --------        --------        --------
Cash flows from operating activities
    Net income                                                                             $    876        $  1,566        $  1,740
    Adjustments to reconcile net income to net cash from operating activities
       Depreciation                                                                             276             348             395
       Net amortization on securities                                                            54              32              11
       Provision for loan losses                                                                800              72             104
       Gain on securities                                                                        (7)             --              (9)
       Employee stock ownership plan - shares earned                                            143             184             251
       Changes in assets and liabilities
          Loans held for sale                                                                  (426)          4,965          (1,429)
          Accrued interest receivable and other assets                                          (64)           (774)            277
          Accrued interest payable and other liabilities                                       (671)            333             205
                                                                                           --------        --------        --------
              Net cash from operating activities                                                981           6,726           1,545

Cash flows from investing activities
    Proceeds from the maturity and paydown of available-for-sale securities                   7,578           2,743           3,713
    Purchase of available-for-sale securities                                                (3,687)         (4,026)         (9,442)
    Proceeds from sales of available-for-sale securities                                      1,802              --           1,009
    Purchase of Federal Home Loan Bank stock                                                 (1,075)            (25)           (225)
    Loans made to customers net of payments received                                        (32,603)        (24,353)        (19,489)
    Proceeds from the sale of loans                                                           5,446              --              --
    Purchase of premises and equipment                                                       (1,641)           (690)         (1,288)
                                                                                           --------        --------        --------
       Net cash from investing activities                                                   (24,180)        (26,351)        (25,722)

Cash flows from financing activities
    Net change in deposits                                                                    6,972          20,737          24,095
    Net change in short term borrowings                                                        (864)             --              --
    Proceeds from Federal Home Loan Bank advances                                            42,500          39,000          17,500
    Payments on advances from Federal Home Loan Bank                                        (21,000)        (39,000)        (16,000)
    Payments on note payable                                                                    (30)            (31)            (33)
    Dividends paid                                                                             (213)           (311)           (355)
    Stock options exercised                                                                      --               3              23
    Purchase of treasury stock                                                               (2,164)           (633)         (1,345)
                                                                                           --------        --------        --------
       Net cash from financing activities                                                    25,202          19,765          23,885
                                                                                           --------        --------        --------

Net change in cash and cash equivalents                                                       2,003             140            (292)

Cash and cash equivalents at beginning of period                                              7,795           9,798           9,938
                                                                                           --------        --------        --------

Cash and cash equivalents at end of period                                                 $  9,798        $  9,938        $  9,646
                                                                                           ========        ========        ========

Cash paid during the period for:
    Interest                                                                               $  7,492        $  8,713        $  9,805
    Income taxes                                                                              1,037             886           1,168

Non cash investing activities:
    Book value of portfolio loans transferred to held for sale                               10,282              --              --

--------------------------------------------------------------------------------

                            See accompanying notes.

                               LSB FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1996, 1997 and 1998
                             (Dollars in thousands)

--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Principles of Consolidation: The consolidated financial statements include the accounts of LSB Financial Corp. (LSB or the Company) and its wholly-owned subsidiary, Lafayette Savings Bank, FSB (Bank) and the Bank's wholly-owned subsidiaries, LSB Service Corporation (LSBSC), and Lafayette Insurance & Investments, Inc. (LI&I). Intercompany transactions and balances have been eliminated. LSB generates mortgage and consumer loans and receives deposits from customers located primarily in Tippecanoe county in Indiana. A substantial portion of the loan portfolio is secured by single and multi-family residential mortgages.

Use of Estimates: To prepare financial statements in conformity with generally accepted accounting principles management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The allowance for loan losses and fair values of financial instruments are particularly subject to change.

Cash Flow Reporting: Cash and cash equivalents include cash on hand, amounts due from banks and short-term investments. LSB reports net cash flows for customer loan and deposit transactions, and interest-bearing balances with other financial institutions.

Securities: Securities are classified as available-for-sale because they might be sold before maturity and are carried at fair value, with unrealized holding gains and losses included in other comprehensive income. Securities are written down to fair value when a decline in fair value is not temporary. Other securities such as Federal Home Loan Bank stock are carried at cost. Premium amortization is deducted from and discount accretion is added to interest income. Gains and losses on the sale of available-for-sale securities are determined using the specific identification method.

Loans: Loans are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs, and an allowance for loan losses. Loans held for sale are reported at the lower of cost or market, on an aggregate basis.

Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Interest income is not reported when full loan repayment is in doubt, typically when the loan is impaired  or  payments  are  past  due over 90 days  (180  days for  residential
mortgages).   Payments   received  on  such  loans  are  reported  as  principal
reductions.

--------------------------------------------------------------------------------

                                  (Continued)

                               LSB FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1996, 1997 and 1998
                             (Dollars in thousands)

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

Foreclosed Assets: Assets acquired through or instead of loan foreclosure are initially recorded at fair value when acquired, establishing a new cost basis. If fair value declines, a valuation allowance is recorded through expense. Costs after acquisition are expensed.

--------------------------------------------------------------------------------

                                  (Continued)

                               LSB FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1996, 1997 and 1998
                             (Dollars in thousands)

--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Office Properties and Equipment: Office properties and equipment are stated at cost less accumulated depreciation. Depreciation is computed by straight-line and accelerated methods over estimated useful lives.

Long-Term Assets: These assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at discounted amounts.

Stock Compensation: Compensation expense under stock option plans is reported if options are granted below market price at grant date. Pro forma disclosures of net income and earnings per share are shown using the fair value method to measure expense, using an option pricing model to estimate fair value.

Employee Stock Ownership Plan: The cost of shares issued to the ESOP, but not yet allocated to participants, is shown as a reduction of shareholders' equity. Compensation expense is based on the market price of shares as they are committed to be released to participant accounts. Dividends on allocated ESOP shares reduce retained earnings; dividends on unearned ESOP shares reduce debt and accrued interest.

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

Financial Instruments: Financial instruments include credit instruments, such as commitments to make loans and standby letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay.

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

--------------------------------------------------------------------------------

                                  (Continued)

                               LSB FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1996, 1997 and 1998
                             (Dollars in thousands)

--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Earnings Per Share: Earnings per share is net income divided by the weighted average number of common shares outstanding during the period. ESOP shares are considered outstanding for this calculation unless unearned. Diluted earnings per share include the dilutive effect of additional potential common shares issuable under stock options. Earnings and dividends per share are restated for all stock splits and dividends through the date of issue of the financial statements.

Comprehensive  Income:  Comprehensive  income  consists  of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale which are also recognized as separate components of equity. The accounting standard that requires reporting comprehensive income first applied for 1998, with prior information restated to be comparable.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have material effect on the financial statements.

Dividend Restriction: Banking regulations require the maintenance of certain capital levels and may limit the amount of dividends which may be paid. For regulatory capital requirements, see a separate note.

Industry Segment: Internal financial information is reported and aggregated solely in the banking line of business.

New Accounting Pronouncement: Beginning January 1, 2000, a new accounting standard will require all derivatives to be recorded at fair value. Unless designated as hedges, changes in these fair values will be recorded in the income statement. Fair value changes involving hedges will generally be recorded by offsetting gains and losses on the hedge and on the hedged item, even if the fair value of the hedged item is not otherwise recorded. This is not expected to have a material effect but the effect will depend on derivative holdings when this standard applies.

--------------------------------------------------------------------------------

                                  (Continued)

                               LSB FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1996, 1997 and 1998
                             (Dollars in thousands)

--------------------------------------------------------------------------------

NOTE 2 - AVAILABLE-FOR-SALE SECURITIES

Securities at year-end are as follows:

                                                                                 1 9 9 7
                                                                                 -------
                                                                         Gross             Gross
                                                        Amortized     Unrealized        Unrealized         Fair
                                                          Cost           Gains            Losses           Value
                                                          ----           -----            ------           -----
Obligations of the U.S.
  Government and its agencies                        $      2,994     $         38    $          -     $      3,032
Mortgage-backed securities                                  3,355                -             (31)           3,324
States and political
  subdivisions                                              1,281                2               -            1,283
Corporate securities and
  commercial paper                                            223                1               -              224
                                                     ------------     ------------    ------------     ------------

                                                     $      7,853     $         41    $        (31)    $      7,863
                                                     ============     ============    ============     ============


                                                                                 1 9 9 8
                                                                                 -------
                                                                         Gross             Gross
                                                        Amortized     Unrealized        Unrealized         Fair
                                                          Cost           Gains            Losses           Value
                                                          ----           -----            ------           -----
Obligations of the U.S.
  Government and its agencies                        $      4,014     $         56    $          -     $      4,070
Mortgage-backed securities                                  2,166                5             (17)           2,154
States and political
  subdivisions                                              3,349               46               -            3,395
Corporate securities and
  commercial paper                                          3,042               19              (5)           3,056
                                                     ------------     ------------    ------------     ------------

                                                     $     12,571     $        126    $        (22)    $     12,675
                                                     ============     ============    ============     ============

--------------------------------------------------------------------------------

                                  (Continued)

                               LSB FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1996, 1997 and 1998
                             (Dollars in thousands)

--------------------------------------------------------------------------------

NOTE 2 - AVAILABLE-FOR-SALE SECURITIES (Continued)

The amortized cost and fair value of available-for-sale securities at December 31, 1998, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                     Amortized          Fair
                                                       Cost             Value
                                                       ----             -----

     Due in one year or less                       $      2,338    $      2,345
     Due after one year through five years                7,458           7,563
     Due after five years through ten years                 359             363
     Due after ten years                                    250             250
     Mortgage-backed securities                           2,166           2,154
                                                   ------------    ------------

                                                   $     12,571    $     12,675
                                                   ============    ============

The sale of available-for-sale securities during 1996, 1997 and 1998 generated gross gains of $9, $0 and $9 and gross losses of $2, $0 and $0.


NOTE 3 - LOANS RECEIVABLE

Year-end loans consisted of the following:

                                                       1997             1998
                                                       ----             ----
     Mortgage loans secured by:
         One-to-four family residences             $    103,151    $    110,537
         Multi-family residences                         20,382          25,530
         Commercial real estate                          20,888          26,342
     Construction and development                        20,346          18,394
     Home equity lines of credit                         10,012          10,572
     Commercial business loans                            5,823           7,627
     Consumer loans                                       3,286           3,854
                                                   ------------    ------------
         Gross loans receivable                         183,888         202,856
     Undisbursed portion of loans in process             (4,859)         (4,401)
     Deferred loan fees, net                               (284)           (225)
     Allowance for loan losses                           (1,478)         (1,578)
                                                   ------------    ------------

                                                   $    177,267    $    196,652
                                                   ============    ============

--------------------------------------------------------------------------------

                                  (Continued)

                               LSB FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1996, 1997 and 1998
                             (Dollars in thousands)

--------------------------------------------------------------------------------

NOTE 3 - LOANS RECEIVABLE (Continued)

Mortgage loans serviced principally for the Federal Home Loan Mortgage Corporation are not included in the accompanying statements of financial condition. The unpaid principal balances of such loans were $51,681 and $61,316 at December 31, 1997 and 1998, respectively.

Activity for capitalized mortgage servicing rights was as follows:

                                     1996             1997             1998
                                     ----             ----             ----

     Beginning of year           $          4     $        128    $        274
     Additions                            129              182             250
     Amortized to expense                  (5)             (36)           (101)
                                 -------------    ------------    ------------

     End of year                 $        128     $        274    $        423
                                 ============     ============    ============

No valuation allowance was deemed necessary at December 31, 1998.

Certain executive officers and directors are loan customers of the Bank. Total loans outstanding to these individuals or their associates were $990 and $295 at December 31, 1997 and 1998.

Activity in the allowance for loan losses was as follows:

                                     1996             1997             1998
                                     ----             ----             ----

     Beginning balance           $        922     $      1,715    $      1,478
     Provision for loan losses            800               72             104
     Loan charge-offs                      (7)            (322)             (4)
     Recoveries                             -               13               -
                                 ------------     ------------    ------------

     Ending balance              $      1,715     $      1,478    $      1,578
                                 ============     ============    ============

--------------------------------------------------------------------------------

                                  (Continued)

                               LSB FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1996, 1997 and 1998
                             (Dollars in thousands)

--------------------------------------------------------------------------------

NOTE 3 - LOANS RECEIVABLE (Continued)

Information about impaired loans is as follows:

     Year-end loans with no allowance
       for loan losses allocated                                            $   --        $   --        $   --
     Year-end loans with allowance for
       loan losses allocated                                                 2,391         2,071         2,254
     Amount of the allowance allocated                                         970           651           734

     Average of impaired loans during the year                               1,793         2,231         2,223
     Interest income recognized during impairment                                -             7            14
     Cash-basis interest income recognized                                       -             7            14

NOTE 4 - OFFICE PROPERTIES AND EQUIPMENT

Office properties and equipment is as follows at year-end:

                                                                                         1997           1998
                                                                                         ----           ----
     Land                                                                            $     1,255   $     1,255
     Office buildings and improvements                                                     3,416         4,364
     Furniture and equipment                                                               2,070         2,410
                                                                                     -----------   -----------
                                                                                           6,741         8,029

     Less accumulated depreciation and amortization                                        1,829         2,224
                                                                                     -----------   -----------

                                                                                     $     4,912   $     5,805
                                                                                     ===========   ===========

NOTE 5 - DEPOSITS

Deposits at year-end are summarized as follows:

                                                                        1 9 9 7                    1 9 9 8
                                                                        -------                    -------
                                                                  Amount      Percent         Amount     Percent
                                                                  ------      -------         ------     -------
Non interest-bearing deposits                                  $     5,097       3.7%       $     7,592      4.7%
NOW accounts                                                        23,468      17.0             26,175     16.2
Savings accounts                                                    13,958      10.2             14,868      9.2
                                                               -----------   -------        -----------   ------
                                                                    42,523      30.9             48,635     30.1
                                                               -----------   -------        -----------   ------
Certificates of deposit
  2.00% to 3.99%                                                        95        .1                617       .4
  4.00% to 5.99%                                                    51,847      37.6             79,983     49.4
  6.00% to 7.99%                                                    43,214      31.4             32,546     20.1
  8.00% to 9.99%                                                         7         -                  -        -
                                                               -----------   -------        -----------   ------
                                                                    95,163      69.1            113,146     69.9
                                                               -----------   -------        -----------   ------

                                                               $   137,686     100.0%       $   161,781    100.0%
                                                               ===========   =======        ===========   ======

--------------------------------------------------------------------------------

                                  (Continued)

                               LSB FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1996, 1997 and 1998
                             (Dollars in thousands)

--------------------------------------------------------------------------------

NOTE 5 - DEPOSITS (Continued)

At December 31, 1998, scheduled maturities of certificates of deposit are as follows:

         1999                          $  77,076
         2000                             20,895
         2001                              8,453
         2002                              2,897
         2003                              3,814
         Thereafter                           11
                                       ---------
                                       $ 113,146
                                       =========

Time deposits of $100 or more were $14,617 and $14,617 at December 31, 1997 and 1998, respectively.


NOTE 6 - ADVANCES FROM FEDERAL HOME LOAN BANK

Advances from the Federal Home Loan Bank (FHLB) require monthly interest payments and are secured by a blanket pledge of the Bank's eligible securities and mortgage loans. At December 31, 1998, the year of final maturity and the current weighted average interest rate of FHLB advances were as follows:

                         Weighted
                         Interest            Principal
         Year             Average             Balance
         ----             -------             -------

         1999              6.16%           $     11,000
         2000              5.63                   6,500
         2002              5.91                  19,000
         2003              5.84                   8,000
         2008              5.19                   7,000
                                           ------------
                                           $     51,500
                                           ============

The advances due in 2002 and $4,000 of the advances due in 2000 may, at certain dates, be converted to adjustable rate advances by the FHLB. If converted, the advances may be prepaid without penalty. Except for a $2,000 advance with a final maturity of 2008, advances are due in full at maturity. That advance has required principal payments during the next five years of $68 (1999), $159
(2000), $232 (2001), $203 (2002) and $177 (2003).

--------------------------------------------------------------------------------

                                  (Continued)

                               LSB FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1996, 1997 and 1998
                             (Dollars in thousands)

--------------------------------------------------------------------------------

NOTE 7 - CAPITAL REQUIREMENTS AND DIVIDEND RESTRICTIONS

The Bank is subject to various regulatory capital requirements administered by its primary regulator, the Office of Thrift Supervision (OTS) and by the Federal Deposit Insurance Corporation (FDIC). Failure to meet minimum capital requirements can result in certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the financial statements. These guidelines and the regulatory framework for prompt corrective action involve quantitative measures of capital, assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices as well as qualitative judgments by the regulators about components, risk weightings, and other factors. The Bank's deposit insurance premium rate is also based, in part, on these requirements. At December 31, 1997 and 1998, the Bank's actual and required minimum capital ratios were as follows:

                                                                                              FDIC
                                                                                              ----
                                                                     OTS                   To Be Well
                                                                     ---               Capitalized Under
                                                                  For Capital          Corrective Action
                                           Actual              Adequacy Purposes           Provisions
                                           ------              -----------------           ----------
                                     Amount      Ratio         Amount     Ratio          Amount    Ratio
                                     ------      -----         ------     -----          ------    -----
Total Capital (to Risk
  Weighted Assets)
    1997                           $ 17,556      11.98%      $ 11,725       8.0%       $ 14,656     10.0%
    1998                             18,069      11.15         12,960       8.0          16,201     10.0

Tier I Capital (to Risk
  Weighted Assets)
    1997                           $ 16,510      11.27%      $  5,862       4.0%       $  8,793      6.0%
    1998                             17,028      10.51          6,480       4.0           9,720      6.0

Tier 1 (Core) Capital
  (to Adjusted Assets)
    1997                           $ 16,510       8.01%      $  6,183       3.0%       $ 10,305      5.0%
    1998                             17,028      10.51          6,964       3.0          11,607      5.0

Tangible Capital
  (to Adjusted Assets)
    1997                           $ 16,510       8.01%      $  3,091       1.5%            N/A      N/A
    1998                             17,028       7.34          3,482       1.5             N/A      N/A

Risk-based capital differs from tangible and core capital due to the inclusion of the Bank's general valuation allowance which totaled $1,046 and $1,041 at December 31, 1997 and 1998.

At December 31, 1997 and 1998, the Bank's capital ratios result in its being designated a well capitalized institution.

--------------------------------------------------------------------------------

                                  (Continued)

                               LSB FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1996, 1997 and 1998
                             (Dollars in thousands)

--------------------------------------------------------------------------------

NOTE 7 - CAPITAL REQUIREMENTS AND DIVIDEND RESTRICTIONS (Continued)

The Qualified Thrift Lender test requires at least 65% of assets be maintained in housing-related financial and other specified areas. If this test is not met, limits are placed on growth, branching, new investments, FHLB advances and dividends, or the Bank must convert to a commercial bank charter. Management believes that this test is met.

OTS regulations limit capital distributions by savings institutions. The least restriction is placed on "tier 1" institutions, defined as well-capitalized and with favorable qualitative OTS examination ratings, which can make distributions in a year up to one-half the capital in excess of the most stringent capital requirement at the beginning of the year plus net income to date. Other institutions have more stringent requirements, the most restrictive being prior OTS approval of any capital distribution. The Bank is a tier 1 institution.

LSB converted from a mutual to a stock institution, and a "liquidation account" was established at $8,066, which was net worth reported in the conversion prospectus. Eligible depositors who have maintained their accounts, less annual reductions to the extent they have reduced their deposits, would receive a distribution from this account if the Bank liquidated. Dividends may not reduce shareholders' equity below the required liquidation account balance.


NOTE 8 - BENEFIT PLANS

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

                                            1996          1997         1998
                                            ----          ----         ----

Pro forma net income                     $   821      $  1,511     $  1,678
Pro forma earnings per share                 .89          1.66         1.88
Pro forma diluted earnings per share         .84          1.63         1.82


--------------------------------------------------------------------------------

                                  (Continued)

                               LSB FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1996, 1997 and 1998
                             (Dollars in thousands)

--------------------------------------------------------------------------------

NOTE 8 - BENEFIT PLANS (Continued)

                                           1996                         1997                        1998
                                           ----                         ----                        ----
                                               Weighted                     Weighted                     Weighted
                                                Average                      Average                     Average
                                               Price per                    Price Per                   Price Per
                                    Options      Share           Options      Share          Options      Share
                                    -------      -----           -------      -----          -------      -----
Beginning of year                    74,112    $ 15.38            74,112   $  15.38           81,058    $ 15.32
Granted                                   -                        4,320      27.50                -
Exercised                                 -                         (206)     15.38           (1,659)     14.08
Forfeited                                 -                         (823)     15.38           (1,134)     13.95
Expired                                   -                            -                           -
Adjustment for stock
  dividend                                -                        3,655                       4,040
                                -----------                  -----------                 -----------
End of year                          74,112      15.38            81,058      15.32           82,305      14.64
                                ===========                  ===========                 ===========

Weighted average
  remaining option life         8.7 years                    7.9 years                   7.0 years

Price range of options          $15.38/share                 $14.64-$27.50/share         $13.95-$26.49/share


Options exercisable at year-end are as follows:

                                              Weighted-Average
                            Number                Per Share
                          of Options           Exercise Price
                          ----------           --------------

1996                        14,822               $   15.375
1997                        30,695                   14.64
1998                        47,349                   14.19

The fair value of options granted during 1997 was $7.57 per share which was estimated using the following weighted-average information: risk-free interest rate of 5.50%, expected life of 7 years, expected volatility of stock price of
 .15 and expected annual dividend yield of 1.27%.

--------------------------------------------------------------------------------

                                  (Continued)

                               LSB FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1996, 1997 and 1998
                             (Dollars in thousands)

--------------------------------------------------------------------------------

NOTE 8 - BENEFIT PLANS (Continued)

The LSB Recognition and Retention Plan (RRP) has awarded 29,079 shares of stock to certain officers and directors of the Company. Stock awarded under the Plan is restricted as to certain rights at the time of issuance. These restrictions are removed over a 5 year period. The cost of these shares is amortized over the vesting period. Expense recorded for the RRP totaled $90 for each year reported.

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

The following table presents information about the ESOP at year-end or for the year:

                                                             1996            1997             1998
                                                             ----            ----             ----
     Shares earned for the year                             8,540            8,584           8,610
     Shares allocated to participants at year-end           8,504           17,896          26,703
     Shares committed to be released at year-end            8,540            8,584           8,610
     Unreleased shares at year-end                         65,322           60,004          54,326
     Fair value of unreleased shares at year-end          $ 1,274          $ 1,710         $ 1,548
     Expense recognized for the year                          143              184             251

--------------------------------------------------------------------------------

                                  (Continued)

                               LSB FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1996, 1997 and 1998
                             (Dollars in thousands)

--------------------------------------------------------------------------------


NOTE 9 - COMMITMENTS AND CONTINGENT LIABILITIES

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

At year-end these financial instruments are summarized as follows:

                                                       1997             1998
                                                       ----             ----
     Commitments to extend credit:
         Fixed rate                                $   2,282       $   4,368
         Variable rate                                 1,169           2,782
     Unused portions of lines of credit               15,949          20,521
     Standby letters of credit                           108             169

The commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established under the contract. Generally, such commitments are for no more than 60 days. At December 31, 1998, the fixed rate loan commitments were at rates ranging from 6.25% to 10.00%. Unused portions of lines of credit include balances available on commercial, home equity and credit card loans and are variable rate.

Since many commitments to make loans expire without being used, the amounts do not necessarily represent future cash commitments. Collateral obtained upon exercise of the commitment is determined using management's credit evaluation of the borrower.


NOTE 10 - INCOME TAXES

An analysis of the income tax provision is as follows:

                                                Year Ended December 31,
                                                -----------------------
                                              1996         1997        1998
                                           --------     --------    --------
     Current provision                     $    692     $    853    $  1,294
     Deferred provision (benefit)              (142)         187        (102)
                                           --------     --------    --------
                                           $    550     $  1,040    $  1,192
                                           ========     ========    ========


--------------------------------------------------------------------------------

                                  (Continued)

                               LSB FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1996, 1997 and 1998
                             (Dollars in thousands)

--------------------------------------------------------------------------------

NOTE 10 - INCOME TAXES (Continued)

The difference between the financial statement income tax provision and the amount computed by applying the statutory federal tax rate of 34% to income before income taxes is reconciled as follows:

                                                               Year Ended December 31,
                                                               -----------------------
                                                             1996        1997       1998
    Income tax provision computed
      at statutory rate                                   $   485     $   886    $   997
    Add (subtract) tax effect of
       Low income housing credit                              (36)        (17)       (37)
       Tax exempt income                                      (10)        (17)       (25)
       State tax expense (net of federal tax benefit)          89         156        179
       ESOP expense                                            20          34         59
       Other                                                    2          (2)        19
                                                          -------     -------    -------

                                                          $   550     $ 1,040    $ 1,192
                                                          =======     =======    =======

The net deferred tax asset recorded at December 31, 1997 and 1998 is comprised of the following:

                                                                       1997      1998
                                                                     -------    -------
     Deferred tax assets from:
         Bad debt deductions                                         $   363    $   440
         Loan fee income                                                  28          9
         Deferred compensation                                            29         41
                                                                     -------    -------
                                                                         420        490

     Deferred tax liability from:
         Fixed asset depreciation                                       (133)      (146)
         Net unrealized gain on available-for-sale securities             (4)       (42)
         Mortgage servicing rights                                      (108)      (168)
         Other                                                           (32)      (131)
                                                                     -------    -------
                                                                        (277)      (487)

     Valuation allowance for deferred tax assets                           -          -
                                                                     -------    -------

     Net deferred tax asset                                          $   143    $     3
                                                                     =======    =======

--------------------------------------------------------------------------------

                                  (Continued)

                               LSB FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1996, 1997 and 1998
                             (Dollars in thousands)

--------------------------------------------------------------------------------

NOTE 10 - INCOME TAXES (Continued)

Federal income tax laws provided additional bad debt deductions through 1987, totaling $1,861. Accounting standards do not require a deferred tax liability to be recorded on this amount, which liability otherwise would total $744 at December 31, 1998. If the Bank were liquidated or otherwise ceases to be a bank or if tax laws were to change, this amount would be expensed. Under 1996 tax law changes, bad debts are based on actual loss experience and tax bad debt reserves accumulated since 1987 are to be reduced. This requires payment of approximately $37 annually for six years beginning in 1998.


NOTE 11 - EARNINGS PER SHARE


The following table presents the data used to compute earnings per share:

                                                 1996         1997       1998
                                               -------      -------    -------
       Weighted average shares outstanding
         during the year                       967,346      908,730    890,301
       Dilutive effect of potential shares       5,606       21,244     35,727
                                               -------      -------    -------
       Shares used to compute diluted
         earnings per share                    972,952      929,974    926,028
                                               =======      =======    =======

--------------------------------------------------------------------------------

                                  (Continued)

                               LSB FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1996, 1997 and 1998
                             (Dollars in thousands)

--------------------------------------------------------------------------------

NOTE 12 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial instruments at year-end are as follows, in thousands.

                                                           1 9 9 7                                1 9 9 8
                                                           -------                                -------
                                                 Carrying           Fair                 Carrying          Fair
                                                   Value            Value                  Value           Value
                                                   -----            -----                  -----           -----
Financial assets
     Cash and short-term
       investments                             $    9,938      $    9,938             $    9,646       $    9,646
     Available-for-sale securities                  7,863           7,863                 12,675           12,675
     Federal Home Loan Bank stock                   2,600           2,600                  2,825            2,825
     Loans (net)                                  178,532         179,599                196,652          201,530
     Accrued interest receivable                    1,206           1,206                  1,251            1,251

Financial liabilities
     Deposits                                    (137,686)       (137,858)              (161,781)        (162,225)
     Federal Home Loan Bank
       advances                                   (50,000)        (49,707)               (51,500)         (51,995)
     Note payable                                    (189)           (189)                  (156)            (156)
     Accrued interest payable                        (192)           (192)                  (176)            (176)

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

--------------------------------------------------------------------------------

                                  (Continued)

                               LSB FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1996, 1997 and 1998
                             (Dollars in thousands)

--------------------------------------------------------------------------------

NOTE 13 - PARENT COMPANY FINANCIAL STATEMENTS

Presented below are the condensed balance sheets and the related condensed statements of income and cash flows for the parent company.

                            CONDENSED BALANCE SHEETS
                           December 31, 1997 and 1998

                                                   1997           1998
                                                   ----           ----
ASSETS
    Short-term investments                     $        99     $        18
    Investment in the Bank                          16,791          17,090
    Available-for-sale securities                      250             250
    Loan to ESOP                                       618             583
    Other assets                                         -             253
                                               -----------     -----------

                                               $    17,758     $    18,194
                                               ===========     ===========

LIABILITIES                                             24               -

SHAREHOLDERS' EQUITY                                17,734          18,194
                                               -----------     -----------

                                               $    17,758     $    18,194
                                               ===========     ===========


                         CONDENSED STATEMENTS OF INCOME
              For the years ended December 31, 1996, 1997 and 1998

                                                  1996      1997       1998
                                                -------   -------    -------
Operating income
Dividends from the Bank                         $ 1,000   $   180    $ 1,840
Other operating income                               83        68         38

Operating expenses                                  (82)      (59)       (55)

Income tax benefit                                    3         1         15
                                                -------   -------    -------

Income before equity in undistributed
 income of the Bank                               1,004       190      1,838

Equity in undistributed income of the Bank         (128)    1,376        (98)
                                                -------   -------    -------

Net income                                      $   876   $ 1,566    $ 1,740
                                                =======   =======    =======


--------------------------------------------------------------------------------

                                  (Continued)

                               LSB FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1996, 1997 and 1998
                             (Dollars in thousands)

--------------------------------------------------------------------------------


NOTE 13 - PARENT COMPANY FINANCIAL STATEMENTS (Continued)

                     CONDENSED STATEMENTS OF CASH FLOWS For
                the years ended December 31, 1996, 1997, and 1998

                                                                          1996          1997          1998
                                                                        -------       -------       -------
Cash flows from operating activities
    Net income                                                          $   876       $ 1,566       $ 1,740
    Adjustments to reconcile net income to net cash from operating activities
       Equity in undistributed income of the Bank                           128        (1,376)           98
       Amortization of premiums paid for securities                           1            --            --
       Gain on sale of securities                                            (9)           --            --
       Change in other assets                                                21             3          (253)
       Change in other liabilities                                           23           (18)          (24)
                                                                        -------       -------       -------
          Net cash from operating activities                              1,040           175         1,561

Cash flows from investing activities
    Proceeds from the sale of available-for-sale securities                 814            --            --
    Purchase of available-for-sale securities                              (840)           --            --
    Proceeds from the maturity of available-for-sale securities           1,000            --            --
    Proceeds from repayment of the loan to ESOP                              69            68            35
                                                                        -------       -------       -------
       Net cash from investing activities                                 1,043            68            35

Cash flows from financing activities
    Issuance of RRP shares                                                   22            --            --
    Dividends paid                                                         (213)         (311)         (355)
    Stock options exercised                                                  --             3            23
    Repurchase of treasury stock                                         (2,163)         (633)       (1,345)
                                                                        -------       -------       -------
       Net cash from financing activities                                (2,354)         (941)       (1,677)
                                                                        -------       -------       -------

Net changes in cash equivalents                                            (271)         (698)          (81)

Cash equivalents at beginning of year                                     1,068           797            99
                                                                        -------       -------       -------

Cash equivalents at end of year                                         $   797       $    99       $    18
                                                                        =======       =======       =======


--------------------------------------------------------------------------------

                                  (Continued)

                               LSB FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1996, 1997 and 1998
                             (Dollars in thousands)

--------------------------------------------------------------------------------

NOTE 14 - OTHER COMREPHENSIVE INCOME

Other comprehensive income components and related taxes were as follows:

                                                  1996        1997        1998
                                                 -----       -----       -----
Unrealized holding gains and losses on
  available-for-sale securities                  $  (1)      $  65       $ 103
Less reclassification adjustments for gains
  and losses later recognized in income             (7)         --          (9)
                                                 -----       -----       -----
Net unrealized gains and losses                     (8)         65          94
Tax effect                                           3         (26)        (38)
                                                 -----       -----       -----

    Other comprehensive income                   $  (5)      $  39       $  56
                                                 =====       =====       =====


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

                           LAFAYETTE SAVINGS BANK, FSB

                        DIRECTORS AND EXECUTIVE OFFICERS

Directors

John W. Corey                           Peter Neisel
President and Chief Executive           President and CEO, Schwab Corp.
 Officer, LSB and Lafayette Bank

Mariellen M. Neudeck                    Jeffrey A. Poxon
Chairman of the Board, LSB and          Senior Vice President, Investments and
 Lafayette Bank                          Chief Investment Officer, Lafayette
Vice President, Greater Lafayette        Life Insurance Company
 Health Services, Inc.

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

Philip W. Kemmer                        C. Wesley Shook
Business Administrator,                 Secretary-Treasurer,
 First Assembly of God Church            The Shook Agency


Executive Officers

John W. Corey                           Mary Jo David
President and Chief Executive Officer   Vice President, Chief Financial Officer
                                         and Secretary-Treasurer

Harry A. Dunwoody                       Gregory A. Milakis
Senior Vice President                   Vice President

                             STOCKHOLDER INFORMATION


Corporate Profile

     LSB Financial is an Indiana corporation which was organized in 1994 by Lafayette Savings for the purpose of becoming a thrift institution holding company. Lafayette Savings was organized in 1869 and converted to a federal savings bank in 1984. On February 3, 1995, Lafayette Savings converted to the stock form of organization and concurrently became the wholly-owned subsidiary of LSB Financial through the sale and issuance of 1,029,576 shares of Common Stock. The principal asset of LSB Financial is the outstanding stock of Lafayette Savings, its wholly owned subsidiary. Lafayette Savings' primary business consists of attracting deposits from the general public and using these deposits to provide financing for the purchase and construction of residential and, to a lesser extent, other properties.


Corporate Office                                 Branch Offices

101 Main Street                                  1020A Sagamore Parkway W.
Lafayette, Indiana  47902                        West Lafayette, Indiana 47906

                                                 1501 Sagamore Parkway W.
                                                 Lafayette, Indiana 47905

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

American Securities Transfer & Trust, Inc.       Silver, Freedman & Taff, L.L.P.
1825 Lawrence Street                             1100 New York Avenue, N.W.
Denver, Colorado  80202                          Washington, D.C.  20005

Common Stock

     As of December 31, 1998, there were approximately 838 holders of record of LSB Financial Common Stock and 919,686 shares of issued and outstanding common stock. LSB Financial's stock is quoted on the Nasdaq National Stock Market under the symbol "LSBI."

     The following table sets forth, for the periods shown, the high and low prices of the common stock and cash dividends per share declared. The common stock began trading on Nasdaq on February 5, 1995, the date Lafayette Savings converted from a mutual to stock company.

     The  prices  reflect   inter-dealer   quotations  without  retail  mark-up,
mark-down or commissions and do not necessarily represent actual transactions.


                                                               Cash
                                                             Dividends
Quarter Ended                    High            Low         Declared
-------------                   ------         ------        ---------

March 31, 1997                  20.75          18.75          0.085
June 30, 1997                   20.875         19.375         0.085
September 30, 1997              26.50          20.25          0.085
December 31, 1997               27.75          23.875         0.10
March 31, 1998                  33.00          26.75          0.10
June 30, 1998                   33.00          30.00          0.10
September 30, 1998              32.00          29.50          0.10
December 31, 1998               30.00          26.25          0.12


     Dividend payment decisions are made after consideration of a variety of factors including earnings, financial condition, market considerations and regulatory restrictions. Restrictions on dividend payments are described in Note 7 of the Notes to Consolidated Financial Statements included in this Annual Report.