Form 10KSB, Exhibit 13
period 1999-12-31
LSB FINANCIAL CORP
filed 2000-03-28
CIK 930405

LSB Financial Corp.

                               1999 Annual Report

                               LSB FINANCIAL CORP.

Letter to Stockholders ........................................................2
Selected Financial Information ................................................3
Management's Discussion and Analysis...........................................5
Disclosure Regarding Forward-looking Statements...............................19
Auditors' Report  . ..........................................................20
Consolidated Financial Statements ............................................21
Directors and Executive Officers .............................................46
Shareholder Information  .....................................................47

                           FINANCIAL HIGHLIGHTS

                    December 31, 1999
                    (Dollars in Thousands)

                    Total assets....................................... $257,139
                    Total loans..........................................223,362
                    Securities and other earning assets...................18,204
                    Deposits.............................................174,616
                    Borrowings............................................61,879
                    Net income.............................................1,924
                    Shareholders' equity..................................19,810
                    Shareholders' equity as percent of assets..............7.70%

--------------------------------------------------------------------------------
                                 ANNUAL MEETING

               The Annual Meeting of Stockholders of LSB
               Financial Corp. will be held April 19, 2000 at 9:00 a.m. local time at the Riehle Plaza, located at 200
               N. Second Street, Lafayette, Indiana.

--------------------------------------------------------------------------------

                               LSB FINANCIAL CORP.
                                                                  March 17, 2000

Dear Fellow Shareholder:

      Who we are and what we do at LSB Financial Corp. rang out loud and clear as we and the rest of the world rang in the new year, century and millennium. LSB literally took center stage as thousands gathered at the outdoor plaza adjacent to our headquarters for a history-making New Year's Eve celebration.

      More significantly, as LSB welcomed a new year, we noted that our commitment to maximizing long-term shareholder value and our chosen role as a community institution were well rewarded. Our 1999 successes included record income, double digit growth and a competitive earnings-per-share return. We appreciate your confidence in LSB, and we're pleased to report our positive financial news.

      LSB closed 1999, our fifth year as a stock company, with a 14.4 percent increase in diluted earnings per share, a 10.6 percent increase in net income, and an 11.6 percent increase in net interest income. Equally significant, we transitioned to the critical Year 2000 date with fully prepared computer systems. At the same time, we embraced technology's new opportunities and launched our own Internet banking site, which has been well received by customers who enjoy its convenience.

      Believing that our financial performance and our role as a community bank go hand-in-hand, LSB emphasizes our local presence and service. Our customers know and appreciate that banking decisions are made at the local level. Our employees volunteer for key organizations, working alongside community residents and leaders. As a result, LSB enjoys a respected reputation.

      Our plans for the coming year are to expand application of the formula that's resulted in our current strength. We'll carry on with our community presence and involvement. We'll work to grow our retail deposit base and our residential and commercial loan portfolios. And we'll recommit ourselves to delivering value to our shareholders.

      Thank you for your continuing support of LSB Financial Corp.

Sincerely,

John W. Corey
President and Chief Executive Officer

                         SELECTED FINANCIAL INFORMATION

      The following financial information does not purport to be complete and is qualified in its entirety by reference to the more detailed financial information contained elsewhere herein.


                                                                                          December 31,
                                                                   ----------------------------------------------------------
                                                                     1995        1996         1997         1998        1999
                                                                   --------    --------     --------     --------    --------
Selected Financial Condition Data

Total assets ..................................................... $158,973    $184,607     $206,584     $232,811    $257,139
Loans receivable, net ............................................  132,433     159,216      178,532      199,346     223,362
Available-for-sale securities ....................................   12,295       6,546        7,863       12,675      10,704
Short-term investments ...........................................    3,595       5,410        5,580        8,254       7,500
Deposits .........................................................  109,977     116,949      137,685      161,781     174,617
Total borrowings .................................................   29,614      50,220       50,189       51,656      61,879
Shareholders' equity (net) .......................................   18,068      16,796       17,734       18,194      19,810


                                                                                          December 31,
                                                                   ----------------------------------------------------------
                                                                     1995        1996         1997         1998        1999
                                                                   --------    --------     --------     --------    --------
  Selected Operations Data:

  Total interest income .......................................... $ 10,744    $ 13,247     $ 15,249    $ 17,036     $ 18,492
  Total interest expense .........................................    5,937       7,530        8,708       9,827       10,444
                                                                   --------    --------     --------    --------     --------
     Net interest income .........................................    4,807       5,717        6,541       7,209        8,048
  Provision for loan losses ......................................      --          800(1)        72         104          120
                                                                   --------    --------     --------    --------     --------
  Net interest income after provision for loan losses ............    4,807       4,917        6,469       7,105        7,928
  Deposit account service charges ................................      239         326          445         551          590
  Gain (loss) on sales of mortgage loans .........................       68         184          243         425          159
  Gain (loss) on sales of securities .............................       --           7           --           9            2
  Other non-interest income ......................................      322         178          236         339          486
                                                                   --------    --------     --------    --------     --------
  Total non-interest income ......................................      629         695          924       1,324        1,237
  Total non-interest expense .....................................    3,470       4,186        4,787       5,497        6,014
                                                                   --------    --------     --------    --------     --------
  Income before taxes ............................................    1,966       1,426        2,606       2,932        3,151
  Income taxes ...................................................      724         550        1,040       1,192        1,227
  Net income ..................................................... $  1,242    $    876     $  1,566    $  1,740     $  1,924
                                                                   ========     =======     ========    ========      =======
  Earnings per share                                                    .78         .60         1.15        1.30         1.47
  Earnings per share, assuming dilution                                 .78         .60         1.12        1.25         1.43
  Dividends paid per share                                               --        .145         .220        .274          .32


----------
(1) See "Provision for Loan Losses" for discussion of Bennett Funding Group.

                                                                                              December 31,
                                                                       ----------------------------------------------------------
                                                                         1995        1996         1997         1998        1999
                                                                       --------    --------     --------     --------    --------
Selected Financial Ratios and Other Data:

Performance Ratios:
 Return on assets (ratio of net income
  to average total assets) ..........................................   0.87%        0.51%        0.80%        0.78%       0.77%
 Return on equity (ratio of
  net income to average equity) .....................................   7.30         5.16         9.09         9.54       10.13
Interest rate spread information:
 Average during period ..............................................   3.17         3.27         3.39         3.24        3.15
 Net interest margin(1) .............................................   3.56         3.52         3.56         3.43        3.36
Operating expense to average total assets ...........................   2.43         2.43         2.45         2.48        2.41
 Average interest-earning assets to
  average interest-bearing liabilities ..............................   1.09x        1.05x        1.04x        1.04x       1.05x

Quality Ratios:
 Non-performing assets to total assets
  at end of period ..................................................   0.00%        1.53%        1.01%        1.17%       0.39%
 Allowance for loan losses to
  non-performing loans ..............................................    N/A        60.54        70.59        57.80       90.03
 Allowance for loan losses to loans
  receivable, net ...................................................   0.70         1.08         0.83         0.79        0.40

Capital Ratios:
Shareholders' equity to total assets
 at end of period ...................................................  11.37         9.10         8.58         7.81        7.70
Average shareholders' equity to
 average total assets ...............................................  11.92         9.88         8.82         8.22        7.61

Other Data:

 Number of full-service offices .....................................      3            4            4            4           4

----------
(1) Net interest income divided by average interest-earning assets.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

      On February 3, 1995, LSB Financial Corp., an Indiana corporation, became the holding company of Lafayette Savings Bank, FSB. LSB Financial Corp. has no separate operations and its business consists only of the business of the Lafayette Savings Bank. References in this Annual Report to "we," and "us" and "our" refer to LSB Financial and/or Lafayette Savings as the context requires.

Business Strategy

      We have been, and intend to continue to be, a community-oriented financial institution. Our primary business consists of attracting deposits from the general public and using these deposits to provide financing for the purchase and construction of residential and other properties. The results of operations, therefore, are dependent primarily on net interest income, which is the difference between the interest income earned on our loan and investment portfolios and our cost of funds, which consists of interest expense incurred on deposits and borrowings. Net interest income is directly affected by the relative amounts of interest-earning assets and interest-bearing liabilities and the interest rates earned or paid on such amounts. Our operating results are also affected by the level of the provision for loan losses, the level of non-interest income, including gains and losses on the sale of loans, and non-interest expenses. Our non-interest expenses consist principally of employee compensation, occupancy expenses and other general and administrative expenses.

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

      Our basic mission is to maintain our focus as an independent, community oriented financial institution serving customers in our market area. Our Board of Directors has sought to accomplish this mission through the adoption of a strategy intended to maintain a strong capital position and high asset quality, manage our vulnerability to changes in interest rates, optimize our net interest margin and achieve controlled asset growth. Key components of this strategy have been (i) emphasizing one- to four-family residential mortgage lending, (ii) supplementing residential lending with multi-family, consumer and construction loans, (iii) expanding commercial business lending functions, (iv) emphasizing adjustable rate and/or short term loans and investments and (v) gradually building our core deposit base.

      The results of our business strategy may be illustrated as follows:

o One- to four-family loans increased from $113.2 million at December 31, 1998 to $128.7 million at December 31, 1999.

o Multi-family, land and land development, construction and consumer loans increased from $58.4 million at December 31, 1998 to $64.7 million at December 31, 1999.

o Commercial real estate and commercial business loans increased from $34.0 million at December 31, 1998 to $35.0 million at December 31, 1999.

o At December 31, 1999, 74.73% of our gross loan portfolio had adjustable interest rates.

o Total deposit accounts increased from $161.8 million at December 31, 1998 to $174.6 million at December 31, 1999.

Financial Condition

      The size of our loan portfolio increased from $199.3 million at December 31, 1998 to $223.4 million at December 31, 1999, an increase of 12.05%. Part of this increase was due to our aggressively seeking to attract new residential mortgage borrowers. This was accomplished by offering attractive loan products at competitive rates, establishing good working relationships with local realtors, and providing efficient, personal service, with all decisions made locally. Another reason for the success of our strategy was the continued focus on commercial and consumer loan production. We sold on the secondary market with servicing rights retained, $27.8 million in 1998 and $16.1 million in 1999 based upon asset/liability management considerations. In addition, during 1998 and 1999 we originated and sold $6.3 million and $5.8 million, respectively, of fixed-rate loans on the secondary market with servicing released. See "-Asset/ Liability Management." Adjustable rate loans were retained in our loan portfolio.

      Our portfolio of securities and short-term investments decreased from $20.9 million at from December 31, 1998 to $18.2 million at December 31, 1999, as maturing securities were used to fund the growth in the Company's loan portfolio.

      Deposit accounts increased by 7.93% or $12.8 million from December 31, 1998 to December 31, 1999. Checking accounts with no monthly fees and no minimum balance requirements attracted new depositors, as did our continuing effort to offer innovative and competitive certificate of deposit products.

      We utilize advances available through the Federal Home Loan Bank ("FHLB") to provide additional funding for loan growth as well as for asset/liability management purposes. At December 31, 1999 we had $61.8 million in FHLB advances outstanding, an increase of $10.3 million from the $50.5 million at December 31, 1998.

      Shareholders' equity increased $1.6 million, or 8.88%, during 1999 primarily as a result of net income of $1.9 million partially offset by our payment of dividends on common stock. We purchased 2,100 shares of our common stock in 1999 to complete our latest 5.00% repurchase program. As of December 31, 1999, a total of 232,474 shares of our Common Stock had been repurchased at a cost of approximately $4.7 million, or $20.05 per share. Shareholders' equity to total assets was 7.81% at December 31, 1998 compared to 7.70% at December 31, 1999.

Results of Operations

      Our results of operations depend primarily on the levels of net interest and non-interest income and our control of operating expenses. Net interest income is dependent upon the volume of interest-earning assets and interest-bearing liabilities and upon the interest rate which is earned or paid on these items. Our results of operations are also affected by the level of the provision for loan losses as well as non-interest income.

Average Balances, Interest Rates and Yields

      The following table presents for the periods indicated the total dollar amount of interest income earned on average interest- earning assets and the resultant yields on such assets, as well as the interest expense paid on average interest-bearing liabilities, and the rates paid on such liabilities. No tax equivalent adjustments were made. All average balances are monthly average balances. Non-accruing loans have been included in the table as loans carrying a zero yield.

                                                                                            Year Ended December 31,
--------------------------------------------------------------------------------------------------------------------------
                                                                                   1997                          1998
---------------------------------------------------------------------------------------------------------    -------------
                                                                   Average       Interest                       Average
                                                                 Outstanding      Earned/        Yield/       Outstanding
                                                                   Balance         Paid           Rate          Balance
                                                                 -----------     --------        ------       -----------
Assets:
Interest-Earning Assets:
 Loans receivable(1) ..........................................    $ 169,465        $14,384        8.49%       $ 189,702
 Mortgage-backed securities ...................................        3,597            238        6.62            2,724
 Other investments ............................................        7,855            420        5.35           14,922
 FHLB stock ...................................................        2,592            207        7.99            2,731
                                                                   ---------        -------                    ---------
  Total interest-earning assets ...............................      183,509         15,249        8.31          210,079
 Non-interest earning assets ..................................       11,835        -------                        1,793
                                                                   ---------                                   ---------
  Total assets ................................................    $ 195,344                                   $ 221,872
                                                                   =========                                   =========
Liabilities and Shareholders' Equity
Interest-Bearing Liabilities:
 Savings deposits .............................................    $  13,347            401        3.00         $ 14,745
 Demand and NOW deposits ......................................       28,700            582        2.03           31,916
 Time deposits ................................................       88,688          4,981        5.62          104,411
 Borrowings ...................................................       46,329          2,744        5.92           50,838
                                                                   ---------        -------                    ---------
  Total interest-bearing liabilities ..........................      177,064          8,708        4.92          201,910
 Other liabilities ............................................        1,045                                       1,724
                                                                   ---------        -------                    ---------
  Total liabilities ...........................................      178,109                                     203,634
 Shareholders' equity .........................................       17,235                                      18,238
                                                                   ---------                                   ---------
  Total liabilities and shareholders' equity ..................    $ 195,344                                   $ 221,872
                                                                   =========                                   =========
 Net interest income ..........................................                     $ 6,541
                                                                                    =======
 Net interest rate spread .....................................                                   3.39%
                                                                                                  ====
 Net earning assets ...........................................    $   6,445                                   $   8,169
                                                                   =========                                   =========
 Net yield on average interest-earning assets..................                                   3.56%
                                                                                                  ====
 Average interest-earning assets to
  average interest-bearing liabilities ........................         1.04x                                       1.04x
                                                                        ====                                        ====

                                                                                     Year Ended December 31,
------------------------------------------------------------------------------------------------------------------------------------
                                                                           1998                                 1999
-----------------------------------------------------------------------------------------    ---------------------------------------
                                                                  Interest                     Average       Interest
                                                                   Earned/       Yield/      Outstanding      Earned/       Yield/
                                                                    Paid          Rate         Balance         Paid          Rate
                                                                  --------       ------      -----------     --------       ------
Assets:
Interest-Earning Assets:
 Loans receivable(1) ..........................................   $15,954         8.41%      $ 215,072        $17,376         8.08%
 Mortgage-backed securities ...................................       180          6.61          2,466            149         6.04
 Other investments ............................................       684          4.58         18,894            724         3.83
 FHLB stock ...................................................       218          7.98          3,040            243         7.99
                                                                  -------                    ---------        -------
  Total interest-earning assets ...............................    17,036          8.11        239,472         18,492         7.72
 Non-interest earning assets ..................................                                 10,018
                                                                  -------                    ---------        -------
  Total assets ................................................                              $ 249,490
                                                                                             =========

Liabilities and Shareholders' Equity
Interest-Bearing Liabilities:
 Savings deposits .............................................       441          2.99       $ 16,000            430         2.69
 Demand and NOW deposits ......................................       502          1.57         37,903            608         1.60
 Time deposits ................................................     5,843          5.60        117,320          6,116         5.21
 Borrowings ...................................................     3,041          5.98         57,285          3,290         5.74
                                                                  -------                    ---------        -------
  Total interest-bearing liabilities ..........................     9,827          4.87        228,508         10,444         4.57
 Other liabilities ............................................                                  1,994
                                                                  -------                    ---------        -------
  Total liabilities ...........................................                                230,502
 Shareholders' equity .........................................                                 18,988
                                                                                             ---------
  Total liabilities and shareholders' equity ..................                              $ 249,490
                                                                                             =========
 Net interest income ..........................................    $7,209                                     $ 8,048
                                                                  =======                                     =======
 Net interest rate spread .....................................                   3.24%                                       3.15%
                                                                                  ====                                        ====
 Net earning assets ...........................................                               $ 10,694
                                                                                              ========
 Net yield on average interest-earning assets....... ..........                   3.43%                                       3.36%
                                                                                  ====                                        ====
 Average interest-earning assets to
  average interest-bearing liabilities ........................                                   1.05x
                                                                                                  ====

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

                                                                                 Year Ended December 31,
                                                      ------------------------------------------------------------------------------
                                                                 1997 vs. 1998                            1998 vs. 1999
                                                      --------------------------------------  --------------------------------------
                                                            Increase                                Increase
                                                           (Decrease)                              (Decrease)
                                                             Due to                Total             Due to                 Total
                                                      ---------------------       Increase     -----------------------     Increase
                                                      Volume         Rate        (Decrease)    Volume          Rate       (Decrease)
                                                      ------        -------      ----------    ------        ---------    ----------
Interest-earning assets:
 Loans receivable ..............................      $ 1,703       $  (133)      $ 1,570       $ 2,069       $  (647)      $ 1,422
 Mortgage-backed securities ....................          (58)            0           (58)          (16)          (15)          (31)
 Other investments .............................          331           (67)          264           164          (124)           40
 FHLB stock ....................................           11             0            11            25             0            25
                                                      -------       -------       -------       -------       -------       -------
  Total interest-earning assets ................      $ 1,987       $  (200)        1,787       $ 2,242       $  (786)        1,456
                                                      =======       =======       =======       =======       =======       =======
Interest-bearing liabilities:
 Savings deposits ..............................      $    42       $    (2)           40       $    36       $   (47)          (11)
 Demand deposits ...............................           60          (140)          (80)           96            10           106
 Time deposits .................................          882           (20)          862           691          (418)          273
 Borrowings ....................................          269            28           297           374          (125)          249
                                                      -------       -------       -------       -------       -------       -------
  Total interest-bearing liabilities ...........      $ 1,253       $  (134)        1,119       $ 1,197       $  (580)          617
                                                      =======       =======       =======       =======       =======       =======
Net interest income ............................                                    $ 668                                     $ 839
                                                                                    =====                                     =====

Comparison of Operating Results for the Years Ended December 31, 1999 and December 31, 1998.

      General. Net income for the year ended December 31, 1999 was $1.9 million, an increase of $184,000 or 10.57% compared to net income for the year ended December 31, 1998. This increase was primarily due to an $839,000 increase in net interest income, a $39,000 increase in deposit account service charges, and a $147,000 increase in other non-interest income, partially offset by a $266,000 decrease in the net gain on sale of mortgage loans, a $517,000 increase in non-interest expenses and a $35,000 increase in income tax expenses.

      Our return on average assets was 0.77% for the year ended 1999, compared to 0.78% for the year ended 1998. Return on equity was 10.13% for the year ended 1999, compared to 9.54% for 1998. Average shareholders' equity to average assets was 7.61% for the year ended 1999, compared to 8.22% for the year ended 1998. During 1999 we paid regular quarterly cash dividends on common stock totaling $423,000 for the year, or $.32 per share, representing a dividend payout ratio, dividends declared per share divided by net income per share, of approximately 22%.

      Net Interest Income. Net interest income for the year ended December 31, 1999 increased $839,000 or 11.64% over the same period in 1998. This increase was primarily volume driven as we succeeded in growing our balance sheet. Our net interest margin (net interest income divided by average interest-earning assets) decreased slightly from 3.43% for the year ended December 31, 1998, to 3.36% for the year ended December 31, 1999. This was primarily due to shrinking interest rate spreads partially driven by the large number of loan refinancings early in the year as borrowers took advantage of lower interest rates in the economy to decrease the rates on their existing loans.

      Interest income on loans increased $1.4 million for the year ended 1999 compared to the year ended December 31, 1998, primarily the result of an increase of $25.4 million in average loans outstanding. This increase was primarily the result of an active residential real estate market early in 1999 due to continued low interest rates and a strong local economy, and the ongoing success of the Company's focus on commercial and consumer loan production. This increase in volume was partially offset by a decrease in yield on loans from 8.41% for the year ended December 31, 1998 to 8.08% for the year ended December 31, 1999 caused primarily by the large percentage of borrowers who took the opportunity to refinance their mortgages during the last few years of record low mortgage rates.

      Interest earned on mortgage-backed securities decreased by $31,000 due primarily to a decrease in the average yield from 6.61% in 1998 to 6.04% in 1999, partially offset by a $248,000 increase in the average balance of the Company's mortgage-backed securities.

      Interest earned on other investments and FHLB stock increased by $65,000 for the year 1999 compared to 1998. This was the result of an increase of $4.0 million in the average balance of other investments, primarily due to the Company's efforts to rebuild its liquidity portfolio with an eye toward addressing its relatively high tax burden as well as the need for additional liquidity as a part of its Year 2000 readiness preparations, partially offset by a decrease in the yield on other investments from 4.58% in 1998 to 3.83% in 1999. The increase in interest earned was further augmented by interest earned on a $544,000 increase in the average balance of FHLB stock required to facilitate borrowings from the Federal Home Loan Bank for the year ended December 31, 1999 over the year ended December 31, 1998.

      Interest expense for the year ended 1999 increased $617,000 or 6.28% over the same period in 1998. This increase was primarily due to an increase of $26.6 million in average interest-bearing liabilities, consisting of an additional $20.2 million in the average balance of customer deposit accounts and a $6.4 million increase in the average balance of Federal Home Loan Bank advances drawn to fund loan demand. The increase was partially offset by a decrease in the rate paid on interest bearing liabilities from 4.87% in 1998 to 4.57% in 1999 reflecting the generally lower interest rates over the period.

      Provision for Loan Losses. We establish our provision for loan losses based on a systematic analysis of risk factors in the loan portfolio. The analysis includes evaluation of concentration of credit, past loss experience, current economic conditions, the amount and composition of the loan portfolio, estimated fair value of the underlying collateral, loan commitments outstanding, delinquencies and industry standards. From time to time, we also use the services of a consultant to assist in the evaluation of our growing commercial loan portfolio. Our analysis results in the allocations of allowance amounts for each loan type. During 1996 we recorded an $800,000 provision for loan losses primarily in response to the situation involving Bennett Funding Group (Bennett) of Syracuse, New York through which we owned $2.4 million of equipment leases. A settlement involving the restructuring of these loans was reached during the second quarter of 1997 and resulted in a write down of $319,000. In 1999, $1.4 million of the restructured balance of these leases was paid off, and the remaining $671,000 was written off against loan loss reserves. We recorded a $120,000 provision for loan losses during 1999 as a result of our analysis of our current loan portfolios. There were $993,000 of non-performing loans at December 31, 1999, consisting of $528,000 in single-family residences, $59,000 in consumer loans and $191,000 in commercial business loans. There was also a $215,000 single-family residence in foreclosure. At December 31, 1999, the Company's allowance for loan losses equaled 0.40% of net loans receivable compared to 0.79% at December 31, 1998. Non-performing loans totaled $2.7 million at December 31, 1998.

      Non-Interest Income. Non-interest income for the year ended December 31, 1999 decreased by $87,000, or 6.57% compared to the same period in 1998. This was primarily due to a $266,000 decrease in the gain on the sale of mortgage loans in the secondary market resulting from an $11.7 million decrease in loans sold as well as an inability early in the year to timely commit and deliver loans for sale due to problems with Year 2000 necessitated replacement loan origination software. This decrease was partially offset by a $39,000 increase in the service charges and fees on deposit accounts due to the increasing number of these accounts and a $147,000 increase in other non-interest income, the two largest components of which were a $44,000 increase in debit card fees and a $37,000 increase in fee income from our insurance subsidiary. Beginning in 1996, the basis of loans sold with servicing retained was allocated between the loan and the originated servicing right. In 1998, $250,000 of $425,000 of gains on the sale of loans and in 1999, $145,000 of the $159,000 of gains in 1999 can be attributed to establishing the originated servicing right asset which is amortized over the expected lives of the related loans.

      Non-Interest Expense. Non-interest expense for the year ended December 31, 1999 increased $517,000 over the same period in 1998. The major components of this increase included a $178,000 increase in salaries and employee benefits and a $100,000 increase in advertising expenses, predominantly related to development costs of a new advertising campaign. These increases generally reflect the additional expenses incurred in connection with the Company's continuing growth in asset size.

      Income Tax Expense. The Company's income tax provision increased by $35,000 for the year ended December 31, 1999 compared to the year ended December 31, 1998, due primarily to the increase in income before income taxes. The effective tax rate declined to 39% in 1999 from 40% in 1998.

Comparison of Operating Results for the Years Ended December 31, 1998 and December 31, 1997.

      General. Net income for the year ended December 31, 1998 was $1.7 million, an increase of $174,000 or 11.11% compared to net income for the year ended December 31, 1997. This increase was primarily due to an $668,000 increase in net interest income, and a $106,000 increase in deposit account service charges, and a $182,000 increase in the net gain on sale of mortgage loans, partially offset by a $710,000 increase in non-interest expenses and a $152,000 increase in income tax expenses.

      Net Interest Income. Net interest income for the year ended December 31, 1998 increased $668,000 or 10.21% over the same period in 1997. This increase was primarily volume driven as we succeeded in growing our balance sheet. Our net interest margin (net interest income divided by average interest-earning assets) decreased slightly from 3.56% for the year ended December 31, 1997, to 3.43% for the year ended December 31, 1998.

      Interest income on loans increased $1.6 million for the year ended 1998 compared to 1997, primarily the result of an increase of $20.2 million in average loans outstanding. This increase was primarily due to an active residential real estate market in 1998 due to continued low interest rates and a strong local economy, and the ongoing success of the Company's focus on commercial and consumer loan production. This increase in volume was partially offset by a decrease in yield on loans from 8.49% for the year ended December 31, 1997 to 8.41% for the year ended December 31, 1998, caused primarily by the decrease in interest rates generally.

      Interest earned on mortgage-backed securities decreased by $58,000 due primarily to an $873,000 decrease in the average balance of our mortgage-backed securities.

      Interest earned on other investments and Federal Home Loan Bank stock increased by $275,000 for the year 1998 compared to 1997. This was the result of an increase of $7.1 million in the average balance of other investments, primarily due to our efforts to rebuild our liquidity portfolio, partially offset by a decrease in the yield on other investments from 5.35% in 1997 to 4.58% in 1998. The increase in interest earned was further augmented by interest earned on a $139,000 increase in the average balance of Federal Home Loan Bank stock required to facilitate borrowings from the Federal Home Loan Bank for the year ended December 31, 1998 over the year ended December 31, 1997.

      Interest expense for the year ended 1998 increased $1.1 million or 12.85% over the same period in 1997. This increase was primarily due to an increase of $24.8 million in average interest-bearing liabilities, consisting of an additional $20.3 million in the average balance of customer deposit accounts and a $4.5 million increase in the average balance of FHLB advances drawn to fund loan demand. The increase was partially offset by a decrease in the rate paid on interest bearing liabilities from 4.92% in 1997 to 4.87% in 1998 reflecting the general decrease in interest rates over the period.

      Provision for Loan Losses. As discussed earlier, during 1996 we recorded an $800,000 provision for loan losses primarily in response to the situation involving Bennett Funding Group (Bennett) of Syracuse, New York through which we owned $2.4 million of equipment leases. A settlement involving the restructuring of these loans was reached during the second quarter of 1997 and resulted in a write down of $319,000. We allocated $651,000 of our $1.6 million allowance for loan losses to the remaining leases and the restructured loan to provide for potential losses. We recorded a $104,000 provision for loan losses during 1998 as a result of our analysis of our current loan portfolios. In addition to the $2.1 million of Bennett Funding Group leases, there were $659,000 of non-performing loans at December 31, 1998, consisting of $494,000 in single-family residences, $23,000 in consumer loans and $142,000 in commercial business loans. At December 31, 1998, our allowance equaled 0.79% of net loans receivable compared to 0.83% in 1998. Non-performing loans totaled $2.1 million at December 31, 1997.

      Non-Interest Income. Non-interest income for the year ended December 31, 1998 increased by $400,000, or 43.29% over the same period in 1997. This was primarily due to a $106,000 increase in service charges and fees on deposit accounts due to the increasing number of these accounts, and a $182,000 increase in the gain on the sale of mortgage loans in the secondary market resulting from the increased sales activity. Beginning in 1996, the basis of loans sold with servicing retained was allocated between the loan and the originated servicing right. $250,000 of the $425,000 of gains on the sale of loans in 1998 and $182,000 of the $243,000 of gains in 1997 can be attributed to establishing the originated servicing right asset which is amortized over the expected lives of the related loans.

      Non-Interest Expense. Non-interest expense for the year ended December 31, 1998 increased $710,000, or 14.83%, over the same period in 1997. The major components of this increase included a $367,000 increase in salaries and employee benefits, a $96,000 increase in occupancy and equipment expense and a $55,000 increase in advertising. These increases generally reflect the additional expenses incurred in connection with our continuing growth in asset size. In addition, salary and employee benefits expense includes expenses related to the Employee Stock Ownership Plan ("ESOP"), which was formed at the time of Lafayette Savings Bank's stock conversion, and expenses related to the Recognition and Retention Plan ("RRP") which was approved by shareholders in August 1995. ESOP expenses rise and fall based on the change in the Company's stock price. These two plans resulted in a combined expense of $274,000 in 1997 and $341,000 in 1998.

      Income Tax Expense. Our income tax provision increased by $152,000 for the year ended December 31, 1998 compared to the year ended December 31, 1997. This was primarily due to the increase in income before income taxes, as the effective tax rate remained at approximately 40% in both years.

Asset/Liability Management

      We, like other financial institutions, are subject to interest rate risk to the extent that our interest-bearing liabilities reprice on a different basis than our interest-earning assets. Office of Thrift Supervision ("OTS") regulations provide a Net Portfolio Value ("NPV") approach to the quantification of interest rate risk. In essence, this approach calculates the difference between the present value of expected cash flows from assets and the present value of expected cash flows from liabilities, as well as cash flows from off balance sheet contracts.

      It has been and continues to be a priority to manage interest rate risk and thereby limit any negative effect of interest rate changes on our net portfolio value. Our asset/liability policy, established by the board of directors, sets forth acceptable limits on the amount of change in net portfolio value given certain changes in interest rates. We have an asset/liability management committee which meets weekly to review our interest rate position, and a board investment committee which meets quarterly to review interest rate risk position and other related matters, and to make recommendations for adjusting this position to the full board of directors. In addition, the investment committee meets semi-annually with our outside investment advisors to review our investment portfolio and strategies relating to interest rate risk. Specific strategies have included the sale of long-term, fixed rate loans to reduce the average maturity of our interest-earning assets and the use of Federal Home Loan Bank advances to lengthen the effective maturity of our interest-bearing liabilities. In the future, our community banking emphasis, including the origination of commercial business loans, is intended to further increase our portfolio of short-term and/or adjustable rate loans.

      Presented below, as of December 31, 1998 and 1999, is an analysis of our interest rate risk as measured by the effect on NPV caused by instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up and down 300 basis points and compared to Board policy limits. The Board policy sets the lowest allowable limits for Net Portfolio Value after each interest rate shock. Assumptions used in calculating the amounts in this table are OTS assumptions.


                                               At December 31, 1998                     At December 31, 1999
   Change in       Board-Limit          ---------------------------------        --------------------------------
 Interest Rate     Post-shock           Post-shock              Change           Post-shock              Change
 -------------     ----------           ----------              ------           ----------              ------
(Basis Points)      NPV Ratio           NPV Ratio                                NPV Ratio
                   ----------           ----------                               ----------
       300            6.00                     8.67              -79 bp                 6.46             -224 bp
       200            7.00                     9.21              -26 bp                 7.37             -133 bp
       100            8.00                     9.47               +1 bp                 8.16              -55 bp
         0            0.00                     9.47                                     8.70
      -100            8.00                     9.29              -18 bp                 8.92              +21 bp
      -200            7.00                     9.09              -37 bp                 8.91              +21 bp
      -300            6.00                     9.07              -40 bp                 8.79               +8 bp

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

Liquidity and Capital Resources

      Ours primary sources of funds are deposits, repayment and prepayment of loans, interest earned on or maturation of investment securities and short-term investments, borrowings and funds provided from operations. While maturities and the scheduled amortization of loans, investments and mortgage-backed securities are a predictable source of funds, deposit flows and mortgage prepayments are greatly influenced by general market interest rates, economic conditions and competition.

      Our primary investing activities are the origination of loans and the purchase of securities. During the years ended December 31, 1997, 1998 and 1999, the Bank originated loans totaling $78.2 million, $93.0 million and $93.3 million respectively.

      During the years ended December 31, 1997, 1998 and 1999, these investment activities were funded primarily by principal repayments and prepayments on loans and maturities of investment securities totaling $50.0 million, $59.0 million, and $57.3 million, respectively. The proceeds from the sale of loans totaled $20.2 million, $34.1 million and $21.6 million for the years ended December 31, 1997, 1998 and 1999, respectively. Sales of available-for-sale securities in 1998 and 1999 generated proceeds of $1.0 million and $290,000, respectively. There were no sales in 1997.

      The major sources of cash from financing activities in the years ended December 31, 1997, 1998 and 1999 were increases in deposits of $20.7 million, $24.1 million and $12.8 million, respectively. In the years ended December 31, 1998 and 1999, financing also was provided by net borrowings of $1.5 million and $10.3 million, respectively. We had available lines of credit from the Federal Home Loan Bank at December 31, 1997 and 1998 equal to $1.5 million, and equal to $1.0 million at December 31, 1999. We currently use, and intend to continue to use, Federal Home Loan Bank advances as a source of funding for loans when advantageous interest rate risk matches can be found.

      Liquidity management is both a daily and long-term function for our senior management. We adjust our investment strategy, within the limits established by the investment policy, based upon assessments of expected loan demand, expected cash flows, Federal Home Loan Bank advance opportunities, market yields and objectives of its asset/liability management program. Base levels of liquidity have generally been invested in interest-earning overnight and time deposits with the Federal Home Loan Bank of Indianapolis. Funds for which a demand is not foreseen in the near future are invested in investment and other securities for the purpose of yield enhancement and asset/liability management.

      We are required to maintain minimum levels of liquidity as defined by regulatory agencies. The liquidity requirement, which can vary, is based upon a percentage of deposits and short term borrowings and is currently 4.0%. The Bank's internal policy for liquidity is approximately 6% to 8%. Our liquidity ratios at December 31, 1997, 1998 and 1999 were 7.76%, 11.77% and 8.79%, respectively.

      We anticipate that we will have sufficient funds available to meet current loan commitments. At December 31, 1999, we had outstanding commitments to originate loans and available lines of credit totaling $20.7 million and commitments to provide funds to complete current construction projects in the amount of $3.9 million. Certificates of deposit which will mature in one year or less at December 31, 1999 totaled $72.9 million. Based on its experience, our certificates of deposit have been a relatively stable source of long-term funds as such certificates are generally renewed upon maturity since we have established long-term banking relationships with its customers. Therefore, we believe a significant portion of such deposits will remain with us, although this cannot be assured.

      LSB Financial also has a need for, and sources of liquidity. Liquidity is required to fund its operating expenses, fund stock repurchase programs, as well as for the payment of dividends to shareholders. At December 31, 1999 LSB Financial had $247,000 in liquid assets on hand. The primary source of liquidity on an ongoing basis is dividends from Lafayette Savings. Dividends totaling $520,000 were paid from Lafayette Savings to LSB Financial during the year ended December 31, 1999. For the year ended December 31, 1999, LSB Financial paid dividends to shareholders totaling $423,000 and repurchased 2,100 shares of common stock at a total cost of $60,000.

Impact of Inflation and Changing Prices

      Consolidated Financial Statements and related Notes presented herein have been prepared in accordance with generally accepted accounting principals, which require the measurement of financial position and the results of operations in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of operations. Unlike most industrial companies, virtually all our assets and liabilities are monetary in nature. As a result, interest rates have a greater impact on our performance than do the effects of the general levels of inflation. Interest rates do not necessarily move in the same direction or to the same degree as the price of goods and services.

Impact of Accounting Standards

      The Financial Accounting Standards Board ("FASB") issues Financial Accounting Standards ("FAS") that affect LSB.

FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" Effective January 1, 2001, FAS 133 will require all derivatives to be recorded at fair value. Unless designated as hedges, changes in these fair values will be recorded in the income statement. Fair value changes involving hedges will generally be recorded by offsetting gains and losses on the hedge and on the hedged item, even if the fair value of the hedged item is not otherwise recorded. Upon adoption of this Standard, entities may redesignate securities as either available-for-sale or held-to-maturity. We do not expect adoption of this Standard to have a material effect on our financial condition or results of operations, however any such effect will ultimately depend upon our derivative position at the time of adoption.

                 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

      This document, including information included or incorporated by reference, contains, and future filings by LSB Financial of Form 10-KSB, Form 10-QSB and Form 8_K and future oral and written statements by LSB Financial and our management may contain, forward-looking statements about LSB Financial and its subsidiaries which we believe are within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, statements with respect to anticipated future operating and financial performance, growth opportunities, interest rates, cost savings and funding advantages expected or anticipated to be realized by management. Words such as "may", "could", "should", "would", "believe", "anticipate", "estimate", "expect", "intend", "plan" and similar expressions are intended to identify forward-looking statements. Forward-looking statements by LSB Financial and its management are based on beliefs, plans, objectives, goals, expectations, anticipations, estimates and intentions of management and are not guarantees of future performance. We disclaim any obligation to update or revise any forward-looking statements based on the occurrence of future events, the receipt of new information or otherwise. The important factors we discuss below and elsewhere in this document, as well as other factors discussed under the caption "Management's Discussion and Analysis of Financial Conditions and Results of Operations" in this document and identified in our filings with the SEC and those presented elsewhere by our management from time to time, could cause actual results to differ materially from those indicated by the forward-looking statements made in this document:

      The following factors, many of which are subject to change based on various other factors beyond our control, could cause our financial performance to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements:

o the strength of the United States economy in general and the strength of the local economies in which we conduct our operations;
o the effects of, and changes in, trade, monetary and fiscal policies and laws; including interest rate policies of the Federal Reserve Board;
o     inflation, interest rate, market and monetary fluctuations;
o the timely development of and acceptance of our new products and services of Lafayette Savings and the perceived overall value of these products and services by users, including the features, pricing and quality compared to competitors' products and services;
o the willingness of users to substitute our products and services for the products and services of our competitors;
o the success of Lafayette Savings in gaining regulatory approval of our products and services, when required;
o the impact of changes in financial services' laws and regulations (including laws concerning taxes, banking, securities and insurance);
o     the impact of technological changes;
o     acquisitions;
o     changes in consumer spending and saving habits; and
o     our success at managing the risks involved in the foregoing.

                              LSB FINANCIAL CORP.
                               Lafayette, Indiana

                       CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1997, 1998 and 1999

                                    CONTENTS

REPORTS OF INDEPENDENT AUDITORS ............................................   1

CONSOLIDATED FINANCIAL STATEMENTS

  CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION ...........................   2

  CONSOLIDATED STATEMENTS OF INCOME ........................................   3

  CONSOLIDATED STATEMENTS OF CHANGES IN
   SHAREHOLDERS' EQUITY ....................................................   4

  CONSOLIDATED STATEMENTS OF CASH FLOWS ....................................   6

  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ...............................   7

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
LSB Financial Corp.
Lafayette, Indiana

We have audited the accompanying consolidated statements of financial condition of LSB Financial Corp. as of December 31, 1999 and 1998, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three year period ended December 31, 1999. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LSB Financial Corp. as of December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 1999 in conformity with generally accepted accounting principles.

                                        Crowe, Chizek and Company LLP

Indianapolis, Indiana
January 28, 2000

--------------------------------------------------------------------------------

                               LSB FINANCIAL CORP.
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                           December 31, 1998 and 1999
                  (Dollars in thousands, except per share data)
--------------------------------------------------------------------------------

                                                              1998        1999
                                                              ----        ----
ASSETS
Cash and due from banks                                    $   1,392    $   3,494
Short-term investments                                         8,254        7,500
                                                           ---------    ---------
   Cash and cash equivalents                                   9,646       10,994
Available-for-sale securities                                 12,675       10,704
Loans held for sale                                            2,694          248
Loans, net of allowance ($1,578  and $894)                   196,652      223,114
Office properties and equipment - net                          5,805        6,060
Federal Home Loan Bank stock, at cost                          2,825        3,138
Accrued interest receivable and other assets                   2,514        2,881
                                                           ---------    ---------
                                                           $ 232,811    $ 257,139
                                                           =========    =========
LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
   Deposits                                                $ 161,781    $ 174,617
   Advances from Federal Home Loan Bank                       51,500       61,758
   Note payable                                                  156          121
   Accrued interest payable and other liabilities              1,180          833
                                                           ---------    ---------
                                                             214,617      237,329
Shareholders' equity
   Common stock ($.01 par value - 7,000,000 shares
    authorized; 919,686 and 1,381,118 shares issued)               9           14
   Additional paid-in capital                                  8,064        8,205
   Retained earnings                                          10,703       12,204
   Unamortized cost of recognition and retention plan           (152)         (95)
   Unearned shares held by employee stock ownership plan        (492)        (418)
   Accumulated other comprehensive income/(loss)                  62         (100)
                                                           ---------    ---------
                                                              18,194       19,810
                                                           ---------    ---------
                                                           $ 232,811    $ 257,139
                                                           =========    =========

--------------------------------------------------------------------------------

                             See accompanying notes.

                               LSB FINANCIAL CORP.
                        CONSOLIDATED STATEMENTS OF INCOME
                  Years ended December 31, 1997, 1998 and 1999
                  (Dollars in thousands, except per share data)

--------------------------------------------------------------------------------

                                                       1997      1998      1999
                                                       ----      ----      ----
Interest income
   Loans, including related fees                     $ 14,384  $ 15,954  $ 17,376
   Taxable securities                                     645       734       776
   Tax exempt securities                                   45        84       109
   Other                                                  175       264       231
                                                     --------  --------  --------
                                                       15,249    17,036    18,492

Interest expense
   Deposits                                             5,964     6,786     7,154
   Federal Home Loan Bank advances                      2,733     3,031     3,282
   Other                                                   11        10         8
                                                     --------  --------  --------
                                                        8,708     9,827    10,444
                                                     --------  --------  --------

Net interest income                                     6,541     7,209     8,048

Provision for loan losses                                  72       104       120
                                                     --------  --------  --------
Net interest income after provision for loan losses     6,469     7,105     7,928
                                                     --------  --------  --------
Noninterest income
   Deposit account service charges and fees               445       551       590
   Net gain on sale of mortgage loans                     243       425       159
   Net gain on securities                                  --         9         2
   Other                                                  236       339       486
                                                     --------  --------  --------
                                                          924     1,324     1,237
Noninterest expense
   Salaries and employee benefits                       2,439     2,806     2,984
   Occupancy and equipment, net                           761       857       879
   Computer service                                       246       265       253
   Advertising                                            342       397       497
   Other                                                  999     1,172     1,401
                                                     --------  --------  --------
                                                        4,787     5,497     6,014
                                                     --------  --------  --------
Income before income taxes                              2,606     2,932     3,151

Income tax provision                                    1,040     1,192     1,227
                                                     --------  --------  --------
Net income                                           $  1,566  $  1,740   $ 1,924
                                                     ========  ========   =======

Earnings per share                                   $   1.15  $   1.30      1.47

Earnings per share, assuming dilution                    1.12      1.25      1.43

--------------------------------------------------------------------------------


                             See accompanying notes.

                               LSB FINANCIAL CORP.
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                  Years ended December 31, 1997, 1998 and 1999
                  (Dollars in thousands, except per share data)

--------------------------------------------------------------------------------

                                                                  Additional
                                                       Common      Paid-in    Retained      Benefit     Treasury
                                                       Stock       Capital    Earnings      Plans        Stock
                                                       -----       -------    --------      -----        -----
Balance, January 1, 1997                              $     11    $ 10,143    $ 10,289    $   (985)   $ (2,629)

Comprehensive income
  Net income                                                --          --       1,566          --          --
  Change in net unrealized gain (loss)                      --          --          --          --          --
    Total comprehensive income                              --          --          --          --          --

Exercise of stock options (206 shares)                      --           3          --          --          --
RRP amortization expense                                    --          --          --          90          --
Employee stock ownership plan-shares earned                 --         101          --          83          --
Acquisition of treasury stock (30,888 shares)               --          --          --          --        (633)
Retirement of treasury stock (186,783 shares)               (2)     (3,260)         --          --       3,262
Dividends paid ($.22 per share)                             --          --        (311)         --          --
Stock dividend (44,272 shares)                              --         867        (867)         --          --
                                                      --------    --------    --------    --------    --------

Balance, December 31, 1997                                   9       7,854      10,677        (812)         --

Comprehensive income
  Net income                                                --          --       1,740          --          --
  Change in net unrealized gain (loss)                      --          --          --          --          --
    Total comprehensive income                              --          --          --          --          --

Exercise of stock options (1,659 shares)                    --          23          --          --          --
RRP amortization expense                                    --          --          --          90          --
Employee stock ownership plan-shares earned                 --         173          --          78          --
Acquisition and retirement of stock (43,591 shares)         --      (1,345)         --          --          --
Dividends paid ($.27 per share)                             --          --        (355)         --          --
Stock dividend (45,268 shares)                              --       1,359      (1,359)         --          --
                                                      --------    --------    --------    --------    --------
Balance, December 31, 1998                                   9       8,064      10,703        (644)         --


                                                          Accumulated
                                                             Other
                                                         Comprehensive
                                                          Income/(loss)     Total
                                                          -------------     -----
Balance, January 1, 1997                                 $    (33)        $ 16,796

Comprehensive income
  Net income                                                   --            1,566
  Change in net unrealized gain (loss)                         39               39
                                                                          --------
    Total comprehensive income                                 --            1,605

Exercise of stock options (206 shares)                         --                3
RRP amortization expense                                       --               90
Employee stock ownership plan-shares earned                    --              184
Acquisition of treasury stock (30,888 shares)                  --             (633)
Retirement of treasury stock (186,783 shares)                  --               --
Dividends paid ($.22 per share)                                --             (311)
Stock dividend (44,272 shares)                                 --               --
                                                         --------         --------

Balance, December 31, 1997                                      6           17,734

Comprehensive income
  Net income                                                   --            1,740
  Change in net unrealized gain (loss)                         56               56
                                                                          --------
    Total comprehensive income                                 --            1,796

Exercise of stock options (1,659 shares)                       --               23
RRP amortization expense                                       --               90
Employee stock ownership plan-shares earned                    --              251
Acquisition and retirement of stock (43,591 shares)            --           (1,345)
Dividends paid ($.27 per share)                                --             (355)
Stock dividend (45,268 shares)                                 --               --
                                                         --------         --------
Balance, December 31, 1998                                     62           18,194

--------------------------------------------------------------------------------

                                   (Continued)

                               LSB FINANCIAL CORP.
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                  Years ended December 31, 1996, 1998 and 1999
                  (Dollars in thousands, except per share data)

--------------------------------------------------------------------------------

                                                                         Additional
                                                               Common     Paid-in    Retained     Benefit    Treasury
                                                               Stock      Capital    Earnings      Plans      Stock
                                                               -----      -------    --------      -----      -----
Balance, December 31, 1998                                    $      9   $  8,064    $ 10,703    $   (644)   $   --

Comprehensive income
  Net income                                                        --         --       1,924          --        --
  Change in net unrealized gain (loss)                              --         --          --          --        --
    Total comprehensive income                                      --         --          --          --        --

Adjustment for stock split (459,365 shares issued)                   5         (5)         --          --        --
Exercise of stock options (2,040 shares)                            --         28          --          --        --
Grant of RRP shares (2,127 shares)                                  --         40          --         (40)       --
RRP amortization expense                                            --         --          --          97        --
Employee stock ownership plan-shares earned                         --        138          --          74        --
Acquisition and retirement of treasury stock (2,100 shares)         --        (60)         --          --        --
Dividends paid ($.32 per share)                                     --         --        (423)         --        --
                                                              --------   --------    --------    --------    ------
Balance, December 31, 1999                                    $     14   $  8,205    $ 12,204    $   (513)   $   --
                                                              ========   ========    ========    ========    ======


                                                               Accumulated
                                                                  Other
                                                              Comprehensive
                                                              Income/(loss)       Total
                                                              -------------       -----
Balance, December 31, 1998                                      $     62         $ 18,194

Comprehensive income
  Net income                                                          --            1,924
  Change in net unrealized gain (loss)                              (162)            (162)
                                                                                 --------
    Total comprehensive income                                        --            1,762

Adjustment for stock split (459,365 shares issued)                    --               --
Exercise of stock options (2,040 shares)                              --               28
Grant of RRP shares (2,127 shares)                                    --               --
RRP amortization expense                                              --               97
Employee stock ownership plan-shares earned                           --              212
Acquisition and retirement of treasury stock (2,100 shares)           --              (60)
Dividends paid ($.32 per share)                                       --             (423)
                                                                --------         --------
Balance, December 31, 1999                                      $   (100)        $ 19,810
                                                                ========         ========

--------------------------------------------------------------------------------

                            See accompanying notes.

                               LSB FINANCIAL CORP.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  Years ended December 31, 1997, 1998 and 1999
                             (Dollars in thousands)

--------------------------------------------------------------------------------

                                                                                 1997        1998        1999
                                                                                 ----        ----        ----
Cash flows from operating activities
   Net income                                                                  $  1,566    $  1,740    $  1,924
   Adjustments to reconcile net income to net cash from operating activities
     Depreciation                                                                   348         395         446
     Net amortization on securities                                                  32          11          54
     Provision for loan losses                                                       72         104         120
     Gain on securities                                                              --          (9)         (2)
     Employee stock ownership plan - shares earned                                  184         251         212
     Changes in assets and liabilities
       Loans held for sale                                                        4,965      (1,429)      2,446
       Accrued interest receivable and other assets                                (774)        277        (162)
       Accrued interest payable and other liabilities                               333         205        (347)
                                                                               --------    --------    --------
         Net cash from operating activities                                       6,726       1,545       4,691

Cash flows from investing activities
   Proceeds from the maturity and paydown of available-for-sale securities        2,743       3,713       2,843
   Purchase of available-for-sale securities                                     (4,026)     (9,442)     (1,486)
   Proceeds from sales of available-for-sale securities                              --       1,009         292
   Purchase of Federal Home Loan Bank stock                                         (25)       (225)       (313)
   Loans made to customers net of payments received                             (24,353)    (19,489)    (26,582)
   Purchase of premises and equipment                                              (690)     (1,288)       (701)
                                                                               --------    --------    --------
     Net cash from investing activities                                         (26,351)    (25,722)    (25,947)

Cash flows from financing activities
   Net change in deposits                                                        20,737      24,095      12,836
   Proceeds from Federal Home Loan Bank advances                                 39,000      17,500      46,500
   Payments on advances from Federal Home Loan Bank                             (39,000)    (16,000)    (36,242)
   Payments on note payable                                                         (31)        (33)        (35)
   Dividends paid                                                                  (311)       (355)       (423)
   Stock options exercised                                                            3          23          28
   Purchase of treasury stock                                                      (633)     (1,345)        (60)
                                                                               --------    --------    --------
     Net cash from financing activities                                          19,765      23,885      22,604
                                                                               --------    --------    --------

Net change in cash and cash equivalents                                             140        (292)      1,348

Cash and cash equivalents at beginning of period                                  9,798       9,938       9,646
                                                                               --------    --------    --------

Cash and cash equivalents at end of period                                     $  9,938    $  9,646    $ 10,994
                                                                               ========    ========    ========
Cash paid during the period for:
   Interest                                                                    $  8,713    $  9,805    $ 10,407
   Income taxes                                                                     886       1,168       1,170


--------------------------------------------------------------------------------

                             See accompanying notes.

                               LSB FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1997, 1998 and 1999
                             (Dollars in thousands)

--------------------------------------------------------------------------------

1. NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

Securities:Securities are classified as available-for-sale because they might be sold before maturity and are carried at fair value, with unrealized holding gains and losses included in other comprehensive income. Securities are written down to fair value when a decline in fair value is not temporary. Other securities such as Federal Home Loan Bank stock are carried at cost. Premium amortization is deducted from and discount accretion is added to interest income. Gains and losses on the sale of available-for-sale securities are determined using the specific identification method.

Loans: Loans are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs, and an allowance for loan losses. Loans held for sale are reported at the lower of cost or market, on an aggregate basis.

Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Interest income is not reported when full loan repayment is in doubt, typically when the loan is impaired or payments are significantly past due. Payments received on such loans are reported as principal reductions.

--------------------------------------------------------------------------------

                                   (Continued)

                               LSB FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1997, 1998 and 1999
                             (Dollars in thousands)

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

--------------------------------------------------------------------------------

                                   (Continued)

                               LSB FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1997, 1998 and 1999
                             (Dollars in thousands)

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

--------------------------------------------------------------------------------

                                   (Continued)

                               LSB FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1997, 1998 and 1999
                             (Dollars in thousands)

--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Per Share Data: Earnings per share is net income divided by the weighted average number of common shares outstanding during the period. ESOP shares are considered outstanding for this calculation unless unearned. Diluted earnings per share include the dilutive effect of additional potential common shares issuable under stock options. Five percent stock dividends were distributed in 1997 and 1998. Effective June 4, 1999, a 3 for 2 stock split, in the form of a fifty percent stock dividend, was distributed. Additional shares issued in 1997, 1998 and 1999, as a result of these transactions, were 44,272, 45,268 and 459,365. Earnings and dividends per share are restated for all stock splits and dividends through the date of issue of the financial statements.

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

New Accounting Pronouncement: Beginning January 1, 2001, a new accounting standard will require all derivatives to be recorded at fair value. Unless designated as hedges, changes in these fair values will be recorded in the income statement. Fair value changes involving hedges will generally be recorded by offsetting gains and losses on the hedge and on the hedged item, even if the fair value of the hedged item is not otherwise recorded. This is not expected to have a material effect but the effect will depend on derivative holdings when this standard applies.

--------------------------------------------------------------------------------

                                  (Continued)

                               LSB FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1997, 1998 and 1999
                             (Dollars in thousands)

--------------------------------------------------------------------------------

NOTE 2 - AVAILABLE-FOR-SALE SECURITIES

Securities at year-end are as follows:

                                                       1998
                                                       ----
                                                   Gross      Gross
                                    Amortized   Unrealized  Unrealized    Fair
                                      Cost         Gains      Losses      Value
                                      ----         -----      ------      -----
Obligations of the U.S.
 Government and its agencies        $  4,014   $     56     $     --    $  4,070
Mortgage-backed securities             2,166          5          (17)      2,154
States and political
 subdivisions                          3,349         46           --       3,395
Corporate securities and
 commercial paper                      3,042         19           (5)      3,056
                                    --------   --------     --------    --------
                                    $ 12,571   $    126     $    (22)   $ 12,675
                                    ========   ========     ========    ========

                                                       1999
                                                       ----
                                                   Gross      Gross
                                    Amortized   Unrealized  Unrealized    Fair
                                      Cost         Gains      Losses      Value
                                      ----         -----      ------      -----
Obligations of the U.S.
 Government and its agencies        $  2,497   $      4     $    (23)   $  2,478
Mortgage-backed securities             2,628         --          (71)      2,557
States and political
 subdivisions                          2,941         --          (26)      2,915
Corporate securities and
 commercial paper                      2,804         --          (50)      2,754
                                    --------   --------     --------    --------
                                    $ 10,870   $      4     $   (170)   $ 10,704
                                    ========   ========     ========    ========

--------------------------------------------------------------------------------

                                  (Continued)

                               LSB FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1997, 1998 and 1999
                             (Dollars in thousands)

--------------------------------------------------------------------------------

NOTE 2 - AVAILABLE-FOR-SALE SECURITIES (Continued)

The amortized cost and fair value of available-for-sale securities at December 31, 1999, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                          Amortized       Fair
                                                            Cost          Value
                                                            ----          -----
Due in one year or less                                    $ 1,790       $ 1,788
Due after one year through five years                        5,501         5,424
Due after five years through ten years                         713           697
Due after ten years                                            238           238
Mortgage-backed securities                                   2,628         2,557
                                                           -------       -------
                                                           $10,870       $10,704
                                                           =======       =======

The sale of available-for-sale securities during 1997, 1998 and 1999 generated gross gains of $0, $9 and $2. and gross losses of $0, $0 and $0.

NOTE 3 - LOANS RECEIVABLE

Year-end loans consisted of the following:

                                                          1998           1999
                                                          ----           ----
Mortgage loans secured by:
  One-to-four family residences                       $ 110,537       $ 128,470
  Multi-family residences                                25,530          28,870
  Commercial real estate                                 26,342          31,010
Construction and development                             18,394          19,692
Home equity lines of credit                              10,572          11,685
Commercial business loans                                 7,627           3,974
Consumer loans                                            3,854           4,448
                                                      ---------       ---------
  Gross loans receivable                                202,856         228,149
Undisbursed portion of loans in process                  (4,401)         (3,927)
Deferred loan fees, net                                    (225)           (214)
Allowance for loan losses                                (1,578)           (894)
                                                      ---------       ---------
                                                      $ 196,652       $ 223,114
                                                      =========       =========

--------------------------------------------------------------------------------

                                   (Continued)

                               LSB FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1997, 1998 and 1999
                             (Dollars in thousands)

--------------------------------------------------------------------------------

NOTE 3 - LOANS RECEIVABLE (Continued)

Mortgage loans serviced principally for the Federal Home Loan Mortgage Corporation are not included in the accompanying statements of financial condition. The unpaid principal balances of such loans were $61,316 and $64,428 at December 31, 1998 and 1999, respectively.

Activity for capitalized mortgage servicing rights was as follows:

                                             1997          1998            1999
                                             ----          ----            ----

Beginning of year                           $ 128          $ 274          $ 423
Additions                                     182            250            145
Amortized to expense                          (36)          (101)           (87)
                                            -----          -----          -----
End of year                                 $ 274          $ 423          $ 481
                                            =====          =====          =====

No valuation allowance was deemed necessary at December 31, 1999.

Certain executive officers and directors are loan customers of the Bank. Total loans outstanding to these individuals or their associates were $295 and $390 at December 31, 1998 and 1999.

Activity in the allowance for loan losses was as follows:

                                             1997          1998            1999
                                             ----          ----            ----

Beginning balance                           $ 1,715        $ 1,478        $1,578
Provision for loan losses                        72            104          120
Loan charge-offs                               (322)            (4)        (804)
Recoveries                                       13             --           --
                                            -------        -------        ------
Ending balance                              $ 1,478        $ 1,578        $ 894
                                            =======        =======        ======

--------------------------------------------------------------------------------

                                  (Continued)

                               LSB FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1997, 1998 and 1999
                             (Dollars in thousands)

--------------------------------------------------------------------------------

NOTE 3 - LOANS RECEIVABLE (Continued)

Information about impaired loans is as follows:

                                                        1997      1998      1999
                                                        ----      ----      ----
  Year-end loans with no allowance
   for loan losses allocated                          $   --    $   --    $   --
  Year-end loans with allowance for
   loan losses allocated                               2,071     2,254        --
  Amount of the allowance allocated                      651       734        --

  Average of impaired loans during the year            2,231     2,223     2,067
  Interest income recognized during impairment             7        14        14
  Cash-basis interest income recognized                    7        14        14

NOTE 4 - OFFICE PROPERTIES AND EQUIPMENT

Office properties and equipment is as follows at year-end:

                                                             1998          1999
                                                             ----          ----

Land                                                        $1,255        $1,326
Office buildings and improvements                            4,364         4,705
Furniture and equipment                                      2,410         2,699
                                                            ------        ------
                                                             8,029         8,730

Less accumulated depreciation and amortization               2,224         2,670
                                                            ------        ------
                                                            $5,805        $6,060
                                                            ======        ======

NOTE 5 - DEPOSITS

Deposits at year-end are summarized as follows:

                                                1998               1999
                                                ----               ----
                                          Amount    Percent   Amount   Percent
                                          ------    -------   ------   -------
Non interest-bearing deposits           $  7,592      4.7%   $  8,599      4.9%
NOW accounts                              26,175     16.2      29,553     16.9
Savings accounts                          14,868      9.2      16,159      9.3
                                        --------    -----    --------    -----
                                          48,635     30.1      54,311     31.1
                                        --------    -----    --------    -----
Certificates of deposit
 2.00% to 3.99%                              617       .4       2,042      1.2
 4.00% to 5.99%                           79,983     49.4     102,556     58.7
 6.00% to 7.99%                           32,546     20.1      15,708      9.0
                                        --------    -----    --------    -----
                                         113,146     69.9     120,306     68.9
                                        --------    -----    --------    -----
                                        $161,781    100.0%   $174,617    100.0%
                                        ========    =====    ========    =====

--------------------------------------------------------------------------------

                                  (Continued)

                               LSB FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1997, 1998 and 1999
                             (Dollars in thousands)

--------------------------------------------------------------------------------
NOTE 5 - DEPOSITS (Continued)

At December 31, 1999, scheduled maturities of certificates of deposit are as follows:

     2000                                                               $ 72,939
     2001                                                                 26,953
     2002                                                                 15,332
     2003                                                                  4,215
     2004                                                                    857
     Thereafter                                                               10
                                                                        --------
                                                                        $120,306
                                                                        ========

Time deposits of $100 or more were $14,617 and $21,352 at December 31, 1998 and 1999, respectively.

NOTE 6 - ADVANCES FROM FEDERAL HOME LOAN BANK

Advances from the Federal Home Loan Bank (FHLB) require monthly interest payments and are secured by a blanket pledge of the Bank's eligible securities and mortgage loans. At December 31, 1999, the year of final maturity and the current weighted average interest rate of FHLB advances were as follows:

                                      Weighted
                                      Interest                         Principal
     Year                             Average                           Balance
     ----                             -------                           -------

     2000                              5.85                             $ 7,500
     2001                              6.41                               8,500
     2002                              5.72                              23,000
     2003                              6.15                              12,000
     2008                              5.19                               6,758
     2009                              5.21                               4,000
                                                                        -------
                                                                        $61,758
                                                                        =======

$19,000 of the advances due in 2002 and the advances due in 2009 may, at certain dates, be converted to adjustable rate advances by the FHLB. If converted, the advances may be prepaid without penalty. Except for the advances with a final maturity of 2008, advances are due in full at maturity. These advances have required principal payments during the next five years of $560 (2000), $813
(2001), $711 (2002), $622 (2003) and $544 (2004).

--------------------------------------------------------------------------------

                                  (Continued)

                               LSB FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1997, 1998 and 1999
                             (Dollars in thousands)

--------------------------------------------------------------------------------

NOTE 7 - CAPITAL REQUIREMENTS AND DIVIDEND RESTRICTIONS

The Bank is subject to various regulatory capital requirements administered by its primary regulator, the Office of Thrift Supervision (OTS) and by the Federal Deposit Insurance Corporation (FDIC). Failure to meet minimum capital requirements can result in certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the financial statements. These guidelines and the regulatory framework for prompt corrective action involve quantitative measures of capital, assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices as well as qualitative judgments by the regulators about components, risk weightings, and other factors. The Bank's deposit insurance premium rate is also based, in part, on these requirements. At December 31, 1998 and 1999, the Bank's actual and required minimum capital ratios were as follows:

                                                                                                    FDIC
                                                                                                    ----
                                                                                                 To Be Well
                                                                      OTS                     Capitalized Under
                                                                  For Capital                 Corrective Action
                                        Actual                 Adequacy Purposes                 Provisions
                                        ------                 ------------------                ----------
                                  Amount       Ratio          Amount         Ratio          Amount       Ratio
                                  ------       -----          ------         -----          ------       -----
Total Capital (to Risk
 Weighted Assets)
  1998                         $ 18,069        11.15%          $12,960        8.0%        $16,201        10.0%
  1999                           19,686        11.57            13,607        8.0          17,008        10.0

Tier I Capital (to Risk
 Weighted Assets)
  1998                         $ 17,028        10.51%          $ 6,480        4.0%        $ 9,720         6.0%
  1999                           18,792        11.05             6,803        4.0          10,205         6.0

Tier 1 (Core) Capital
 (to Adjusted Assets)
  1998                         $ 17,028         7.34%          $ 6,694        3.0%        $11,607         5.0%
  1999                           18,792         7.31             7,709        3.0          12,848         5.0

Tangible Capital
 (to Adjusted Assets)
  1998                         $ 17,028         7.34%          $ 3,482        1.5%            N/A         N/A
  1999                           18,792         7.31             3,855        1.5             N/A         N/A

Risk-based capital differs from tangible and core capital due to the inclusion of the Bank's general valuation allowance which totaled $1,041 and $894 at December 31, 1998 and 1999.

At December 31, 1998 and 1999, the Bank's capital ratios result in its being designated a well capitalized institution.

--------------------------------------------------------------------------------

                                   (Continued)

                               LSB FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1997, 1998 and 1999
                             (Dollars in thousands)

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

OTS regulations limit capital distributions by savings institutions. The lease restriction is placed on "tier 1" institutions, defined as well-capitalized and with favorable qualitative OTS examination ratings, which can make distributions in a year up to one-half the capital in excess of the most stringent capital requirement at the beginning of the year plus net income to date. Other institutions have more stringent requirements, the most restrictive being prior OTS approval of any capital distribution. The Bank is a tier 1 institution.

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

NOTE 8 - BENEFIT PLANS

The LSB Stock Option Plan reserved 170,265 shares of Common Stock for granting options to directors and officers of the Companies. Under the terms of the Plan, options can be granted at values not less than the fair market value of the shares at the date of the grant. Options vest at each anniversary date over a five year period and must be exercised within ten years of grant.

The following pro forma information presents net income and earnings per share had the fair value method been used to measure compensation cost for stock option plans.

                                                   1997        1998         1999
                                                   ----        ----         ----
Pro forma net income                             $ 1,511     $ 1,678     $ 1,845
Pro forma earnings per share                        1.11        1.25        1.41
Pro forma diluted earnings per share                1.09        1.21        1.37

--------------------------------------------------------------------------------

                                  (Continued)

                               LSB FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1997, 1998 and 1999
                             (Dollars in thousands)

--------------------------------------------------------------------------------

NOTE 8 - BENEFIT PLANS (Continued)

Information about stock options is as follows:

                               1997                    1998                      1999
                               ----                    ----                      ----
                                    Weighted                 Weighted                 Weighted
                                     Average                  Average                  Average
                                    Price per                Price Per                Price Per
                       Options        Share     Options        Share     Options        Share
                       -------        -----     -------        -----     -------        -----
Beginning of year       74,112      $ 15.38      81,058      $ 15.32      82,305      $ 14.64
Granted                  4,320        27.50          --                    6,000        27.35
Exercised                 (206)       15.38      (1,659)       14.08      (2,040)       13.95
Forfeited                 (823)       15.38      (1,134)       13.95        (908)       13.95
Expired                     --                       --
Adjustment for stock
 dividend/split          3,655                    4,040                   43,246
                        ------                   ------                   ------
End of year             81,058        15.32      82,305        14.64     128,603        10.36
                        ======                   ======                  =======

Weighted average
 remaining option life  7.9 years                7.0 years               6.116 years

Price range of options  $14.64-$27.50/share      $13.95-$26.49/share     $9.30-$19.00/share

Options exercisable at year-end are as follows:

                                                                Weighted-Average
                                                   Number          Per Share
                                                 of Options      Exercise Price
                                                 ----------      --------------
1997                                               30,695             14.64
1998                                               47,349             14.19
1999                                               92,958              9.54

The fair values of options granted during 1997 and 1999 were $7.57 and $7.13 per share which was estimated using the following weighted-average information: risk-free interest rate of 5.50% and 5.38%, expected life of 7 and 7 years, expected volatility of stock price of .15 and .15 and expected annual dividend yield of 1.27% and 1.68%.

--------------------------------------------------------------------------------

                                  (Continued)

                               LSB FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1997, 1998 and 1999
                             (Dollars in thousands)

--------------------------------------------------------------------------------

NOTE 8 - BENEFIT PLANS (Continued)

The LSB Recognition and Retention Plan (RRP) has awarded 31,206 shares of stock to certain officers and directors of the Company. Stock awarded under the Plan is restricted as to certain rights at the time of issuance. These restrictions are removed over a 5 year period. The cost of these shares is amortized over the vesting period. Expense recorded for the RRP totaled $90, $90 and $97 for 1997, 1998 and 1999.

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

The following table presents information about the ESOP at year-end or for the year:

                                                        1997                1998               1999
                                                        ----                ----               ----
Shares earned for the year                               8,584               8,610             12,312
Shares allocated to participants at year-end            17,896              26,703             46,871
Shares committed to be released at year-end              8,584               8,610             12,312
Unreleased shares at year-end                           60,004              54,326             69,168
Fair value of unreleased shares at year-end         $    1,710          $    1,548         $      908
Expense recognized for the year                            184                 251                212

--------------------------------------------------------------------------------

                                  (Continued)

                               LSB FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1997, 1998 and 1999
                             (Dollars in thousands)

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

At year-end these financial instruments are summarized as follows:

                                                        1998           1999
                                                        ----           ----
Commitments to extend credit:
  Fixed rate                                           $ 4,368        $    59
  Variable rate                                          2,782            875
Unused portions of lines of credit                      20,521         19,756
Standby letters of credit                                  169            959

The commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established under the contract. Generally, such commitments are for no more than 60 days. At December 31, 1999, the fixed rate loan commitments were at rates ranging from 8.25% to 10.25%. Unused portions of lines of credit include balances available on commercial, home equity and credit card loans and are variable rate.

Since many commitments to make loans expire without being used, the amounts do not necessarily represent future cash commitments. Collateral obtained upon exercise of the commitment is determined using management's credit evaluation of the borrower.

NOTE 10 - INCOME TAXES

An analysis of the income tax provision is as follows:

                                                  Year Ended December 31,
                                                  -----------------------
                                               1997         1998          1999
                                               ----         ----          ----
Current provision                             $   853      $ 1,294       $   774
Deferred provision (benefit)                      187         (102)          453
                                              -------      -------         -----
                                              $ 1,040      $ 1,192         1,227
                                              =======      =======         =====

--------------------------------------------------------------------------------

                                  (Continued)

                               LSB FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1997, 1998 and 1999
                             (Dollars in thousands)

--------------------------------------------------------------------------------

NOTE 10 - INCOME TAXES (Continued)

The difference between the financial statement income tax provision and the amount computed by applying the statutory federal tax rate of 34% to income before income taxes is reconciled as follows:

                                                    Year Ended December 31,
                                                    -----------------------
                                                   1997       1998       1999
                                                   ----       ----       ----
Income tax provision computed
 at statutory rate                                $   886    $   997    $ 1,071
Add (subtract) tax effect of
 Low income housing credit                            (17)       (37)       (49)
 Tax exempt income                                    (17)       (25)       (30)
 State tax expense (net of federal tax benefit)       156        179        157
 ESOP expense                                          34         59         47
 Other                                                 (2)        19         31
                                                  -------    -------    -------
                                                  $ 1,040    $ 1,192    $ 1,227
                                                  =======    =======    =======

The net deferred tax asset/(liability) recorded at December 31, 1998 and 1999 is comprised of the following:

                                                              1998         1999
                                                              ----         ----
Deferred tax assets from:
   Bad debt deductions                                       $ 440        $ 206
   Loan fee income                                               9            8
   Deferred compensation                                        41           55
   Net unrealized loss on securities                            --           66
                                                             -----        -----
                                                               490          335

Deferred tax liability from:
   Fixed asset depreciation                                   (146)        (254)
   Net unrealized gain on securities                           (42)          --
   Mortgage servicing rights                                  (168)        (190)
   Other                                                      (131)        (233)
                                                             -----        -----
                                                              (487)        (677)
Valuation allowance for deferred tax assets                     --           --
                                                             -----        -----
Net deferred tax asset/(liability)                           $   3        $(342)
                                                             =====        =====

--------------------------------------------------------------------------------

                                  (Continued)

                               LSB FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1997, 1998 and 1999
                             (Dollars in thousands)

--------------------------------------------------------------------------------

NOTE 10 - INCOME TAXES (Continued)

Federal income tax laws provided additional bad debt deductions through 1987, totaling $1,861. Accounting standards do not require a deferred tax liability to be recorded on this amount, which liability otherwise would total $744 at December 31, 1999. If the Bank were liquidated or otherwise ceases to be a bank or if tax laws were to change, this amount would be expensed. Under 1996 tax law changes, bad debts are based on actual loss experience and tax bad debt reserves accumulated since 1987 are to be reduced. This requires payment of approximately $50 annually for six years beginning in 1998.

NOTE 11 - EARNINGS PER SHARE

The following table presents the data used to compute earnings per share:

                                                1997         1998         1999
                                                ----         ----         ----
Weighted average shares outstanding
 during the year                             1,363,095    1,335,451    1,305,149
Dilutive effect of potential shares             31,866       53,591       42,867
                                             ---------    ---------    ---------
Shares used to compute diluted
 earnings per share                          1,394,961    1,389,042    1,348,016
                                             =========    =========    =========

At December 31, 1999, there were 13,544 options that were antidilutive and were not considered in computing diluted earnings per share.

--------------------------------------------------------------------------------

                                  (Continued)

                               LSB FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1997, 1998 and 1999
                             (Dollars in thousands)

--------------------------------------------------------------------------------

NOTE 12 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial instruments at year-end are as follows, in thousands.

                                               1998                     1999
                                               ----                     ----
                                      Carrying      Fair        Carrying      Fair
                                       Value        Value        Value        Value
                                       -----        -----        -----        -----
Financial assets
    Cash and short-term
     investments                    $   9,646    $   9,646    $  10,994    $  10,994
    Available-for-sale securities      12,675       12,675       10,704       10,704
    Federal Home Loan Bank stock        2,825        2,825        3,138        3,138
    Loans (net)                       199,346      201,530      223,362      223,653
    Accrued interest receivable         1,251        1,251        1,396        1,396

Financial liabilities
    Deposits                         (161,781)    (162,225)    (174,617)    (173,800)
    Federal Home Loan Bank
     advances                         (51,500)     (51,995)     (61,758)     (61,305)
    Note payable                         (156)        (156)        (121)        (120)
    Accrued interest payable             (176)        (176)        (211)        (211)

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

--------------------------------------------------------------------------------

                                  (Continued)

                               LSB FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1997, 1998 and 1999
                             (Dollars in thousands)

--------------------------------------------------------------------------------

NOTE 13 - PARENT COMPANY FINANCIAL STATEMENTS

Presented below are the condensed balance sheets and the related condensed statements of income and cash flows for the parent company.

                            CONDENSED BALANCE SHEETS
                           December 31, 1998 and 1999

                                                          1998            1999
                                                          ----            ----
ASSETS
  Short-term investments                                 $    18         $   247
  Investment in the Bank                                  17,090          18,692
  Available-for-sale securities                              250             238
  Loan to ESOP                                               583             480
  Other assets                                               253             153
                                                         -------         -------
                                                         $18,194         $19,810
                                                         =======         =======

LIABILITIES                                                   --              --

SHAREHOLDERS' EQUITY                                      18,194          19,810
                                                         -------         -------
                                                         $18,194         $19,810
                                                         =======         =======

                         CONDENSED STATEMENTS OF INCOME
              For the years ended December 31, 1997, 1998 and 1999

                                                              1997      1998       1999
                                                              ----      ----       ----
Operating income
Dividends from the Bank                                    $   180    $ 1,840    $   520
Other operating income                                          68         38         36

Operating expenses                                             (59)       (55)      (132)

Income tax benefit                                               1         15         45
                                                           -------    -------    -------
Income before equity in undistributed income of the Bank       190      1,838        469

Equity in undistributed income of the Bank                   1,376        (98)     1,455
                                                           -------    -------    -------
Net income                                                 $ 1,566    $ 1,740      1,924
                                                           =======    =======      =====

--------------------------------------------------------------------------------

                                   (Continued)

                               LSB FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1997, 1998 and 1999
                             (Dollars in thousands)

--------------------------------------------------------------------------------

NOTE 13 - PARENT COMPANY FINANCIAL STATEMENTS (Continued)

                       CONDENSED STATEMENTS OF CASH FLOWS
              For the years ended December 31, 1997, 1998, and 1999

                                                                    1997       1998        1999
                                                                    ----       ----        ----
Cash flows from operating activities
  Net income                                                       $ 1,566    $ 1,740    $ 1,924
  Adjustments to reconcile net income to net cash from operating activities
    Equity in undistributed income of the Bank                      (1,376)        98     (1,455)
    Change in other assets                                               3       (253)        60
    Change in other liabilities                                        (18)       (24)        --
                                                                   -------    -------    -------
      Net cash from operating activities                               175      1,561        529

Cash flows from investing activities
  Proceeds from the paydown of available-for-sale securities            --         --         12
  Proceeds from repayment of the loan to ESOP                           68         35        103
                                                                   -------    -------    -------
    Net cash from investing activities                                  68         35        115

Cash flows from financing activities
  Issuance of RRP shares                                                --         --         40
  Dividends paid                                                      (311)      (355)      (423)
  Stock options exercised                                                3         23         28
  Repurchase of treasury stock                                        (633)    (1,345)       (60)
                                                                   -------    -------    -------
    Net cash from financing activities                                (941)    (1,677)      (415)
                                                                   -------    -------    -------
Net changes in cash equivalents                                       (698)       (81)       229

Cash equivalents at beginning of year                                  797         99         18
                                                                   -------    -------    -------
Cash equivalents at end of year                                    $    99    $    18    $   247
                                                                   =======    =======    =======

--------------------------------------------------------------------------------

                                  (Continued)

                               LSB FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1997, 1998 and 1999
                             (Dollars in thousands)

--------------------------------------------------------------------------------

NOTE 14 - OTHER COMPREHENSIVE INCOME

Other comprehensive income components and related taxes were as follows:

                                                      1997       1998      1999
                                                      ----       ----      ----
Unrealized holding gains and losses on
 available-for-sale securities                        $  65     $ 103     $(268)
Less reclassification adjustments for gains
 and losses later recognized in income                   --        (9)       (2)
                                                      -----     -----     -----
Net unrealized gains and losses                          65        94      (270)
Tax effect                                              (26)      (38)      108
                                                      -----     -----     -----
  Other comprehensive income/(loss)                   $  39     $  56      (162)
                                                      =====     =====     =====

--------------------------------------------------------------------------------

                               LSB FINANCIAL CORP.

                                       and

                           LAFAYETTE SAVINGS BANK, FSB

                        DIRECTORS AND EXECUTIVE OFFICERS

Directors

John W. Corey
President and Chief Executive
 Officer, LSB and Lafayette Bank

Mariellen M. Neudeck
Chairman of the Board, LSB and
Lafayette Bank
Vice President, Greater Lafayette
Health Services, Inc.

James A. Andrew
President and Owner, Henry Poor
Lumber Co.


Mary Jo David
Vice President, Chief Financial Officer
and Secretary-Treasurer of LSB and
Lafayette Bank

Harry A. Dunwoody
Senior Vice President of LSB and
Lafayette Bank

Philip W. Kemmer
Business Administrator, retired
First Assembly of God Church

Thomas R McCully
Partner, Stuart & Branigin

Peter Neisel
President and CEO, Schwab Corp

Jeffrey A. Poxon
Senior Vice President, Investments and
Chief Investment Officer, Lafayette Life
Insurance Company

John C. Shen
Developer and Sole Owner,
Crestview Apartments and Crestview
North Apartments

Charles W. Shook
Vice-President and co-manager,
Coldwell Banker/The Shook Agency

Executive Officers

John W. Corey
President and Chief Executive Officer

Harry A. Dunwoody
Senior Vice President

Mary Jo David
Vice President, Chief Financial Officer
and Secretary-Treasurer

Gregory A. Milakis
Vice President

                             SHAREHOLDER INFORMATION

Corporate Office

101 Main Street
Lafayette, Indiana 47902

Independent Auditors

Crowe, Chizek and Company LLP
3815 River Crossing Parkway, Suite 300
P.O. Box 40977
Indianapolis, Indiana 46240-0977

Transfer Agent

American Securities Transfer, Inc.
1825 Lawrence Street
Denver, Colorado 80202

Branch Offices

1020A Sagamore Parkway W.
West Lafayette, Indiana 47906

1501 Sagamore Parkway W.
Lafayette, Indiana 47905

833 Twyckenham Blvd.
Lafayette, IN 47905

Local Counsel

Stuart & Branigin
300 Main Street, Suite 800
Lafayette, Indiana 47902

Special Counsel

Silver, Freedman & Taff, L.L.P.
1100 New York Avenue, N.W.
Washington, D.C. 20005

Form 10-KSB Report

      A copy of LSB Financial's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1999 including financial statements, as filed with the SEC will be furnished without charge to shareholders of LSB Financial upon written request to the Secretary, LSB Financial Corp., 101 Main Street, P.O. Box 1628, Lafayette, Indiana 47902.

Common Stock

      As of December 31, 1999, there were approximately 1,063 holders of record of LSB Financial Common Stock and 1,381,118 shares of issued and outstanding common stock. LSB Financial's stock is quoted on the Nasdaq National Stock Market under the symbol "LSBI."

      The following table sets forth, for the periods shown, the high and low prices of the common stock and cash dividends per share declared. All amounts have been adjusted to reflect stock dividends and stock splits declared by the Company to date.

      The prices reflect inter-dealer quotations without retail mark-up, mark-down or commissions and do not necessarily represent actual transactions.

                                                                        Cash
                                                                      Dividends
Quarter Ended                               High            Low       Declared
-------------                               ----            ---       --------

March 31, 1998                             22.00           17.83         0.067

June 30, 1998                              22.00           20.00         0.067

September 30,1998                          21.33           19.67         0.067

December 31, 1998                          20.00           17.50         0.08

March 31, 1999                             19.00           18.00         0.08

June 30, 1999                              19.88           17.50         0.08

September 30, 1999                         18.00           15.00         0.08

December 31, 1999                          16.00           12.9375       0.08

      Dividend payment decisions are made with consideration of a variety of factors including earnings, financial condition, market considerations and regulatory restrictions. Restrictions on dividend payments are described in Note 7 of the Notes to Consolidated Financial Statements included in this Annual Report.