Form 10KSB, Exhibit 13
period 2000-12-31
LSB FINANCIAL CORP
filed 2001-03-28
CIK 930405

LSB Financial Corp.

2000 Annual Report

NEXT PAGE

LSB FINANCIAL CORP.

TABLE OF CONTENTS

Letter to Shareholders	1
Selected Financial Information	2
Management's Discussion and Analysis	4
Disclosure Regarding Forward-looking Statements	16
Auditors' Report	17
Consolidated Financial Statements	18
Directors and Executive Officers	43
Shareholder Information	Inside Back Cover

		FINANCIAL HIGHLIGHTS

		December 31, 2000
		(Dollars in Thousands)

		Total assets	$282,225
		Total loans	248,256
		Securities and other earning assets	19,502
		Deposits	189,700
		Net income	2,052
		Borrowings	69,582
		Shareholders' equity	21,766
		Shareholders' equity as percent of assets	7.71%

ANNUAL MEETING

The Annual Meeting of Shareholders of LSB
Financial Corp. will be held April 18, 2001 at 9:00
a.m. local time at the Riehle Plaza, located at 200
N. Second Street, Lafayette, Indiana.

NEXT PAGE

LSB FINANCIAL CORP.

March 19, 2001

Dear Fellow Shareholder:

        As the year 2001 debuts, LSB Financial Corp. stands ready to take another step forward in the new millenium. All systems are "go" from our comprehensive product line-up to Internet banking, and from our enhanced operations systems to our soon-to-open new banking facility.

        When we open our fifth full-service branch in Spring 2001, LSB will hold a highly visible presence in every sector of our growing community. That's quite an accomplishment, considering we were a single-site bank just a dozen years ago.

        We invested in our Internet bank presence, our new operations systems and our new office during 2000, while at the same time showing record earnings. A 6.7% increase in net income, and a 5.6% increase in net interest income in 2000 resulted in a 6.3% increase in EPS over 1999. Our total assets have increased by more than $25 million over the previous year, a 9.78% increase. 2000 was a busy and productive year!

        Expanding our presence goes hand-in-hand with our commitment to community banking and its implied focus on service. Greater Lafayette residents and businesses continue to show their appreciation for our personal service by bringing us their banking business. And because we realize that time is such a precious commodity, we continue to expand our Internet banking services for our customers who prefer to do their banking on their own schedule. We believe our dedication to service, whether face-to-face or on-line, will serve LSB Financial well by maximizing long-term value to our shareholders.

        Thank you for your commitment to LSB Financial Corp., and your continued investment in us.

Sincerely,

/s/  John W. Corey
John W. Corey
President and Chief Executive Officer

NEXT PAGE

SELECTED FINANCIAL INFORMATION

        The following financial information does not purport to be complete and is qualified in its entirety by reference to the more detailed financial information contained elsewhere herein.

	December 31,
	1996	1997	1998	1999	2000

Selected Financial Condition Data
Total assets	$184,607	$206,584	$232,811	$257,139	$282,225
Loans receivable, net	159,216	178,532	199,346	223,362	248,256
Available-for-sale securities	6,546	7,863	12,675	10,704	11,590
Short-term investments	5,410	5,580	8,254	7,500	7,912
Deposits	116,949	137,685	161,781	174,617	189,700
Total borrowings	50,220	50,189	51,656	61,879	69,582
Shareholders' equity (net)	16,796	17,734	18,194	19,810	21,766

	December 31,
	1996	1997	1998	1999	2000

Selected Operations Data:
Total interest income	$ 13,247	$ 15,249	$ 17,036	$ 18,492	$ 20,646
Total interest expense	7,530	8,708	9,827	10,444	12,149
Net interest income	5,717	6,541	7,209	8,048	8,497
Provision for loan losses	800	72	104	120	144
Net interest income after provision for loan losses	4,917	6,469	7,105	7,928	8,353
Deposit account service charges	326	445	551	590	604
Gain (loss) on sales of mortgage loans	184	243	425	159	93
Gain (loss) on sales of securities	7	---	9	2	2
Other non-interest income	178	236	339	486	574
Total non-interest income	695	924	1,324	1,237	1,273
Total non-interest expense	4,186	4,787	5,497	6,014	6,339
Income before taxes	1,426	2,606	2,932	3,151	3,287
Income taxes	550	1,040	1,192	1,227	1,235
Net income	$ 876	$ 1,566	$ 1,740	$ 1,924	$ 2,052
Earnings per share	$ .60	$ 1.15	$ 1.30	$ 1.47	$ 1.55
Earnings per share, assuming dilution	.60	1.12	1.25	1.43	1.52
Dividends paid per share	.14	.22	.27	.32	.36

NEXT PAGE
	December 31,
	1996	1997	1998	1999	2000
Selected Financial Ratios and Other Data:
Performance Ratios:
Return on assets (ratio of net income to average total assets)	0.51%	0.80%	0.78%	0.77%	0.76%
Return on equity (ratio of net income to average equity)	5.16	9.09	9.54	10.13	9.86
Interest rate spread information:
Average during period	3.27	3.39	3.24	3.15	3.07
Net interest margin(1)	3.52	3.56	3.43	3.36	3.29
Operating expense to average total assets	2.43	2.45	2.48	2.41	2.36
Average interest-earning assets to average interest-bearing liabilities	1.05x	1.04x	1.04x	1.05x	1.05x

Quality Ratios:
Non-performing assets to total assets at end of period	1.53%	1.01%	1.17%	0.39%	0.35%
Allowance for loan losses to non-performing loans	60.54	70.59	57.80	90.03	104.47
Allowance for loan losses to loans receivable, net	1.08	0.83	0.79	0.40	0.41

Capital Ratios:
Shareholders' equity to total assets at end of period	9.10	8.58	7.81	7.70	7.71
Average shareholders' equity to average total assets	9.88	8.82	8.22	7.61	7.74

Other Data:
Number of full-service offices	4	4	4	4	4

(1) Net interest income divided by average interest-earning assets.

NEXT PAGE

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

        On February 3, 1995, LSB Financial Corp., an Indiana corporation, became the holding company of Lafayette Savings Bank, FSB. LSB Financial Corp. has no separate operations and its business consists only of the business of the Lafayette Savings Bank. References in this Annual Report to "we," "us" and "our" refer to LSB Financial and/or Lafayette Savings as the context requires.

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

        Our basic mission is to maintain our focus as an independent, community oriented financial institution serving customers in our market area. Our Board of Directors has sought to accomplish this mission through the adoption of a strategy intended to maintain a strong capital position and high asset quality, manage our vulnerability to changes in interest rates, optimize our net interest margin and achieve controlled asset growth. Key components of this strategy have been (i) emphasizing one- to four-family residential mortgage lending, (ii) supplementing residential mortgage lending with multi-family real estate, consumer and construction loans, (iii) expanding commercial business lending, (iv) emphasizing adjustable-rate and/or short term loans and investments and (v) gradually building our core deposit base.

        The results of our business strategy may be illustrated as follows:

NEXT PAGE

•	One- to four-family loans increased from $128.7 million at December 31, 1999 to $142.4 million at December 31, 2000.

•	Multi-family, land and land development, construction and consumer loans increased from $64.7 million at December 31, 1999 to $71.9 million at December 31, 2000.

•	Commercial real estate and commercial business loans increased from $35.0 million at December 31, 1999 to $40.9 million at December 31, 2000.

•	At December 31, 2000, 80.27% of our gross loan portfolio had adjustable interest rates.

•	Total deposit accounts increased from $174.6 million at December 31, 1999 to $189.7 million at December 31, 2000.

Financial Condition

        The size of our loan portfolio increased from $223.4 million at December 31, 1999 to $248.3 million at December 31, 2000, an increase of 11.14%. Part of this increase was due to us aggressively seeking to attract new residential mortgage borrowers. This was accomplished by offering loan products at competitive rates, establishing good working relationships with local realtors, and providing efficient, personal service, with all decisions made locally. Another reason for the success of our strategy was the continued focus on commercial and consumer loan production.

        We also sold on the secondary market with servicing rights retained, fixed rate loans totaling $16.1 million in 1999 and $2.5 million in 2000 based upon asset/liability management considerations. In addition, during 1999 and 2000 we originated and sold $5.8 million and $11.2 million, respectively, of fixed-rate loans on the secondary market with servicing released. See "Asset/ Liability Management." Adjustable rate loans were retained in our loan portfolio.

        Our portfolio of securities and short-term investments increased from $18.2 million at December 31, 1999 to $19.5 million at December 31, 2000, as we continue to maintain a laddered security portfolio for liquidity purposes.

        Deposit accounts increased by 8.64% or $15.1 million from December 31, 1999 to December 31, 2000. Checking accounts with no monthly fees and no minimum balance requirements attracted new depositors, as did our continuing effort to offer innovative and competitive certificate of deposit products.

        We utilize advances available through the Federal Home Loan Bank ("FHLB") to provide additional funding for loan growth as well as for asset/liability management purposes. At December 31, 2000 we had $69.5 million in FHLB advances outstanding, an increase of $7.7 million from the $61.8 million at December 31, 1999.

NEXT PAGE

        Shareholders' equity increased $2.0 million, or 9.87%, during 2000 primarily as a result of net income of $2.1 million, partially offset by our payment of dividends on common stock. Shareholders' equity to total assets was 7.70% at December 31, 1999 compared to 7.71% at December 31, 2000.

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

NEXT PAGE

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

	Year Ended December 31,
	1998			1999			2000
	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate
Assets:
Interest-Earning Assets:
Loans receivable(1)	$ 189,702	$15,954	8.41%	$ 215,072	$17,376	8.08%	$ 235,492	$19,476	8.27%
Mortgage-backed securities	2,724	180	6.61	2,466	149	6.04	3,023	191	6.32
Other investments	14,922	684	4.58	18,894	724	3.83	16,247	710	4.37
FHLB stock	2,731	218	7.98	3,040	243	7.99	3,279	269	8.20
Total interest-earning assets	210,079	17,036	8.11	239,472	18,492	7.72	258,041	20,646	8.00
Non-interest earning assets	1,793			10,018			10,791
Total assets	$ 221,872			$ 249,490			$ 268,832

Liabilities and Shareholders' Equity Interest-Bearing Liabilities:
Savings deposits	$ 14,745	441	2.99	$ 16,000	430	2.69	$ 15,672	392	2.50
Demand and NOW deposits	31,916	502	1.57	37,903	608	1.60	40,356	642	1.59
Time deposits	104,411	5,843	5.60	117,320	6,116	5.21	126,620	7,198	5.68
Borrowings	50,838	3,041	5.98	57,285	3,290	5.74	63,502	3,917	6.17
Total interest-bearing liabilities	201,910	9,827	4.87	228,508	10,444	4.57	246,150	12,149	4.94
Other liabilities	1,724			1,994			1,869
Total liabilities	203,634			230,502			248,019
Shareholders' equity	18,238			18,988			20,813
Total liabilities and shareholders' equity	$221,872			$249,490			$268,832
Net interest income		$7,209			$8,048			$8,497
Net interest rate spread			3.24%			3.15%			3.07%
Net earning assets	$ 8,169			$10,964			$11,891
Net yield on average interest-earning assets			3.43%			3.36%			3.29%
Average interest-earning assets to average interest-bearing liabilities	1.04x			1.05x			1.05x

(1)     Calculated net of deferred loan fees, loan discounts, loans in process and loss reserves.

NEXT PAGE

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

	Year Ended December 31,
	1998 vs. 1999			1999 vs. 2000
	Increase (Decrease) Due to		Total Increase	Increase (Decrease) Due to		Total Increase
	Volume	Rate	(Decrease)	Volume	Rate	(Decrease)

Interest-earning assets:
Loans receivable	$ 2,069	$(647)	$1,422	$1,681	$419	$2,100
Mortgage-backed securities	(16)	(15)	(31)	35	7	42
Other investments	164	(124)	40	(109)	95	(14)
FHLB stock	25	0	25	19	7	26
Total interest-earning assets	$2,242	$(786)	1,456	$1,627	$527	2,154

Interest-bearing liabilities:
Savings deposits	$ 36	$ (47)	(11)	$ (9)	$ (29)	(38)
Demand deposits and NOW accounts	96	10	106	39	(5)	34
Time deposits	691	(418)	273	505	577	1,082
Borrowings	374	(125)	249	73	54	627
Total interest-bearing liabilities	$1,197	$ (580)	617	$908	$797	1,705

Net interest income			$ 839			$ 449

NEXT PAGE

Comparison of Operating Results for the Years Ended December 31, 2000 and December 31, 1999.

        General. Net income for the year ended December 31, 2000 was $2.1 million, an increase of $128,000 or 6.65% compared to net income for the year ended December 31, 1999. This increase was primarily due to a $449,000 increase in net interest income, an $88,000 increase in other non-interest income, partially offset by a $66,000 decrease in the net gain on sale of mortgage loans, and a $325,000 increase in non-interest expenses.

        Our return on average assets was 0.76% for the year ended 2000, compared to 0.77% for the year ended 1999. Return on equity was 9.86% for the year ended 2000, compared to 10.13% for 1999. Average shareholders' equity to average assets was 7.71% for the year ended 2000, compared to 7.70% for the year ended 1999. During 2000 we paid regular quarterly cash dividends on common stock totaling $466,000 for the year, or $.36 per share, representing a dividend payout ratio, dividends declared per share divided by diluted net income per share, of approximately 24%.

        Net Interest Income. Net interest income for the year ended December 31, 2000 increased $449,000 or 5.58% over the same period in 1999. This increase was primarily volume driven as we succeeded in growing our balance sheet. Our net interest margin (net interest income divided by average interest-earning assets) decreased slightly from 3.36% for the year ended December 31, 1999, to 3.29% for the year ended December 31, 2000. Shrinking interest rate spreads driven by the competitive market for time deposits substantially offset the higher interest income on loans and investments due to the increase in market interest rates.

        Interest income on loans increased $2.1 million, or 12.09%, for the year ended 2000 compared to the year ended December 31, 1999, primarily the result of an increase of $20.4 million in average loans outstanding. The increase in our loan portfolio was primarily the result of an active residential real estate market early in 2000 due to continued low interest rates and a strong local economy, and the ongoing success of the Company's focus on commercial and consumer loan production. The increase in volume was augmented by an increase in yield on loans from 8.08% for the year ended December 31, 1999 to 8.27% for the year ended December 31, 2000 caused primarily by the increase in market interest rates.

        Interest earned on mortgage-backed securities increased by $42,000 due primarily to a $557,000 increase in the average balance of the Company's mortgage-backed securities as well as an increase in the average yield from 6.04% in 1999 to 6.32% in 2000.

        Interest earned on other investments and Federal Home Loan Bank stock increased by $12,000 for the year 2000 compared to 1999. This was the result of a decrease of $2.6 million in the average balance of other investments, primarily due to a reduction in lower yielding, interest earning deposits due to improved cash management procedures, partially offset by a $239,000 increase in the average balance of Federal Home Loan Bank stock required to facilitate borrowings from the Federal Home Loan Bank, supplemented by an increase in the yield on other investments and Federal Home Loan Bank stock from 4.41% in 1999 to 5.01% in 2000.

        Interest expense for the year ended 2000 increased $1.7 million or 16.33% over the same period in 1999. This increase was primarily due to an increase of $17.6 million in average interest-bearing liabilities, consisting of an additional $11.4 million in the average balance of customer

NEXT PAGE

deposit accounts and a $6.2 million increase in the average balance of Federal Home Loan Bank advances drawn to fund loan demand. The increase was augmented by an increase in the rate paid on interest bearing liabilities from 4.57% in 1999 to 4.94% in 2000 reflecting the generally higher interest rates over the period as well as the increased competition for deposits.

        Provision for Loan Losses. We establish our provision for loan losses based on a systematic analysis of risk factors in the loan portfolio. The analysis includes evaluation of concentration of credit, past loss experience, current economic conditions, the amount and composition of the loan portfolio, estimated fair value of the underlying collateral, loan commitments outstanding, delinquencies and industry standards. From time to time, we also use the services of a consultant to assist in the evaluation of our growing commercial loan portfolio. Our analysis results in the allocations of allowance amounts for each loan type. We recorded a $144,000 provision for loan losses during 2000 as a result of our analysis of our current loan portfolios. There were $984,000 of non-performing loans at December 31, 2000, consisting of $362,000 in residential real estate mortgage loans, $179,000 in commercial real estate mortgage loans, $404,000 in loans secured by land, and $31,000 in consumer loans. There was also $8,000 in real estate and other property owned. At December 31, 2000, our allowance for loan losses equaled 0.41% of net loans receivable compared to 0.40% at December 31, 1999. Non-performing loans totaled $993,000 at December 31, 1999.

        Non-Interest Income. Non-interest income for the year ended December 31, 2000 increased by $36,000, or 2.91% compared to the same period in 1999. The increase was primarily due to an $88,000 gain in other income items including a $34,000 increase in debit card fees, partially offset by a $66,000 decrease in the gain on the sale of mortgage loans in the secondary market resulting from an $8.2 million decrease in loans sold. In 1999, $145,000 of $159,000 of gains on the sale of loans and in 2000, $22,000 of the $93,000 of gains on the sale of loans can be attributed to establishing the originated servicing right asset. This asset, which represents the net present value or the expected servicing fee income over the life of a loan is recorded as income at the time the loan is sold. It is amortized to expense over the expected life of the loan and offsets the monthly service fee income actually received. Management monitors the prepayment of sold loans and adjusts the amortization of the originated servicing right asset to recognize the repayment and prepayment of sold loans. The originated servicing right asset at December 31, 2000 was $449,000.

        Non-Interest Expense. Non-interest expense for the year ended December 31, 2000 increased $325,000 over the same period in 1999. The major components of this increase included a $272,000 increase in salaries and employee benefits primarily due to the hiring of 8 new employees, and a $99,000 increase in occupancy costs. These increases generally reflect the additional expenses incurred in connection with the Company's continuing growth in asset size, and the preparations for a new branch office expected to open by May of 2001.

        Income Tax Expense. The Company's income tax provision increased by $8,000 for the year ended December 31, 2000 compared to the year ended December 31, 1999, due to the increase in income before income taxes offset by higher tax exempt income. The effective tax rate declined to 37.6% in 2000 from 38.9% in 1999.

NEXT PAGE

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

NEXT PAGE

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

        Provision for Loan Losses. As previously mentioned, we establish our provision for loan losses based on a systematic analysis of risk factors in the loan portfolio. The analysis includes evaluation of concentration of credit, past loss experience, current economic conditions, the amount and composition of the loan portfolio, estimated fair value of the underlying collateral, loan commitments outstanding, delinquencies and industry standards. From time to time, we also use the services of a consultant to assist in the evaluation of our growing commercial loan portfolio. Our analysis results in the allocations of allowance amounts for each loan type. During 1996 we recorded an $800,000 provision for loan losses primarily in response to the situation involving Bennett Funding Group (Bennett) of Syracuse, New York through which we owned $2.4 million of equipment leases. In 1999, $1.4 million of the restructured balance of these leases was paid off, and the remaining $671,000 was written off against loan loss reserves. We recorded a $120,000 provision for loan losses during 1999 as a result of our analysis of our current loan portfolios. There were $993,000 of non-performing loans at December 31, 1999, consisting of $528,000 in single-family residences, $59,000 in consumer loans and $191,000 in commercial business loans. There was also a $215,000 single-family residence in foreclosure. At December 31, 1999, the Company's allowance for loan losses equaled 0.40% of net loans receivable compared to 0.79% at December 31, 1998. Non-performing loans totaled $2.7 million at December 31, 1998.

        Non-Interest Income. Non-interest income for the year ended December 31, 1999 decreased by $87,000, or 6.57% compared to the same period in 1998. This was primarily due to a $266,000 decrease in the gain on the sale of mortgage loans in the secondary market resulting from an $11.7 million decrease in loans sold as well as an inability early in the year to timely commit and deliver loans for sale due to problems with Year 2000 necessitated replacement loan origination software. This decrease was partially offset by a $39,000 increase in the service charges and fees on deposit accounts due to the increasing number of these accounts and a $147,000 increase in other non-interest income, the two largest components of which were a $44,000 increase in debit card fees and a $37,000 increase in fee income from our insurance subsidiary. Beginning in 1996, the basis of loans sold with servicing retained was allocated between the loan and the originated servicing right. In 1998, $250,000 of $425,000 of gains on the sale of loans and in 1999, $145,000 of the $159,000 of gains can be attributed to establishing the originated servicing right asset which is amortized over the expected lives of the related loans.

        Non-Interest Expense. Non-interest expense for the year ended December 31, 1999 increased $517,000 over the same period in 1998. The major components of this increase included a $178,000 increase in salaries and employee benefits and a $100,000 increase in advertising

NEXT PAGE

expenses, predominantly related to development costs of a new advertising campaign. These increases generally reflect the additional expenses incurred in connection with the Company's continuing growth in asset size.

        Income Tax Expense. The Company's income tax provision increased by $35,000 for the year ended December 31, 1999 compared to the year ended December 31, 1998, due primarily to the increase in income before income taxes. The effective tax rate declined to 38.9% in 1999 from 40.7% in 1998.

Asset/Liability Management

        We, like other financial institutions, are subject to interest rate risk to the extent that our interest-bearing liabilities reprice on a different basis than our interest-earning assets. Office of Thrift Supervision ("OTS") regulations provide a Net Portfolio Value ("NPV") approach to the quantification of interest rate risk. In essence, this approach calculates the difference between the present value of expected cash flows from assets and the present value of expected cash flows from liabilities, as well as cash flows from off balance sheet contracts. An NPV ratio, in any interest rate scenario, is defined as the NPV in that rate scenario divided by the market value of assets in the same scenario - essentially a market value adjusted capital ratio.

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

        Presented below, as of December 31, 1999 and 2000, is an analysis of our interest rate risk as measured by the effect on NPV caused by instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up and down 300 basis points, and compared to Board policy limits. The Board Limit column indicates the lowest allowable limits for NPV after each interest rate shock. As indicated on the chart, at December 31, 2000, our current NPV was 8.31%. Assumptions used in calculating the amounts in this table are OTS assumptions. Subjecting our balance sheet to an instantaneous and sustained 200 basis point negative shift in the yield curve resulted in a NPV ratio of 8.49%. This means the computed impact of a 200 basis point decline in rates is that our ability to generate income would increase and, as a result, the NPV of our equity would increase under that interest rate scenario.

NEXT PAGE

		At December 31, 1999		At December 31, 2000
Change in Interest Rate (Basis Points)	Board Limit Post-shock NPV Ratio	Post-shock NPV Ratio	Change	Post-shock	Change NPV Ratio

300	6.00	6.46	-224 bp	6.89	-142 bp
200	7.00	7.37	-133 bp	7.54	- 77 bp
100	8.00	8.16	-55 bp	8.01	-31 bp
0	0.00	8.70		8.31
-100	8.00	8.92	+21 bp	8.43	+11 bp
-200	7.00	8.91	+21 bp	8.49	+17 bp
-300	6.00	8.79	+8 bp	8.77	+45 bp

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

        Our primary investing activities are the origination of loans and the purchase of securities. During the years ended December 31, 1998, 1999 and 2000, the Bank originated loans totaling $101.6 million, $93.3 million and $79.8 million respectively.

        During the years ended December 31, 1998, 1999 and 2000, these investment activities were funded primarily by principal repayments and prepayments on loans and maturities of investment securities totaling $59.0 million, $55.3 million, and $53.2 million, respectively. The proceeds from

NEXT PAGE

the sale of loans totaled $34.1 million, $21.6 million and $13.9 million for the years ended December 31, 1998, 1999 and 2000, respectively. Sales of available-for-sale securities in 1998,1999 and 2000 generated proceeds of $1.0 million, $292,000, and $502,000 respectively.

        The major sources of cash from financing activities in the years ended December 31, 1998, 1999 and 2000 were increases in deposits of $24.1 million, $12.8 million and $15.1 million, respectively. In the years ended December 31, 1998, 1999 and 2000, financing also was provided by net borrowings of $1.5 million, $10.3 million and $7.7 million, respectively. We had available lines of credit from the Federal Home Loan Bank at December 31, 1998 equal to $1.5 million, and equal to $1.0 million at December 31, 1999 and 2000. We currently use, and intend to continue to use, Federal Home Loan Bank advances as a source of funding for loans when advantageous interest rate risk matches can be found.

        Liquidity management is both a daily and long-term function for our senior management. We adjust our investment strategy, within the limits established by the investment policy, based upon assessments of expected loan demand, expected cash flows, Federal Home Loan Bank advance opportunities, market yields and the objectives of our asset/liability management program. Base levels of liquidity have generally been invested in interest-earning overnight and time deposits with the Federal Home Loan Bank of Indianapolis. Funds for which a demand is not foreseen in the near future are invested in investment and other securities for the purpose of yield enhancement and asset/liability management.

        We are required to maintain minimum levels of liquidity as defined by regulatory agencies. The liquidity requirement, which can vary, is based upon a percentage of deposits and short term borrowings and is currently 4.0%. The Bank's internal policy for liquidity is approximately 6% to 8%. Our liquidity ratios at December 31, 1998, 1999 and 2000 were 11.77%, 8.79% and 7.31%, respectively.

        We anticipate that we will have sufficient funds available to meet current loan commitments. At December 31, 2000, we had outstanding commitments to originate loans and available lines of credit totaling $29.4 million and commitments to provide funds to complete current construction projects in the amount of $5.7 million. Certificates of deposit which will mature in one year or less at December 31, 1999 totaled $84.3 million. Based on its experience, our certificates of deposit have been a relatively stable source of long-term funds as such certificates are generally renewed upon maturity since we have established long-term banking relationships with its customers. Therefore, we believe a significant portion of such deposits will remain with us, although this cannot be assured.

        LSB Financial also has a need for, and sources of liquidity. Liquidity is required to fund its operating expenses, fund stock repurchase programs, as well as for the payment of dividends to shareholders. At December 31, 2000, LSB Financial had $51,000 in liquid assets on hand. The primary source of liquidity on an ongoing basis is dividends from Lafayette Savings. Dividends totaling $316,000 were paid from Lafayette Savings to LSB Financial during the year ended December 31, 2000. For the year ended December 31, 2000, LSB Financial paid dividends to shareholders totaling $466,000.

NEXT PAGE

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

        This document, including information included or incorporated by reference, contains, and future filings by LSB Financial of Form 10-KSB, Form 10-QSB and Form 8-K and future oral and written statements by LSB Financial and our management may contain, forward-looking statements about LSB Financial and its subsidiaries which we believe are within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, statements with respect to anticipated future operating and financial performance, growth opportunities, interest rates, cost savings and funding advantages expected or anticipated to be realized by management. Words such as "may", "could", "should", "would", "believe", "anticipate", "estimate", "expect", "intend", "plan" and similar expressions are intended to identify forward-looking statements. Forward-looking statements by LSB Financial and its management are based on beliefs, plans, objectives, goals, expectations, anticipations, estimates and intentions of management and are not guarantees of future performance. We disclaim any obligation to update or revise any forward-looking statements based on the occurrence of future events, the receipt of new information or otherwise. The important factors we discuss below and elsewhere in this document, as well as other factors discussed under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this document and identified in our filings with the SEC and those presented elsewhere by our management from time to time, could cause actual results to differ materially from those indicated by the forward-looking statements made in this document:

        The following factors, many of which are subject to change based on various other factors beyond our control, could cause our financial performance to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements:

•	the strength of the United States economy in general and the strength of the local economies in which we conduct our operations;
•	the effects of, and changes in, trade, monetary and fiscal policies and laws; including interest rate policies of the Federal Reserve Board;
•	inflation, interest rate, market and monetary fluctuations;
•	the timely development of and acceptance of new products and services of Lafayette Savings and the perceived overall value of these products and services by users, including the features, pricing and quality compared to competitors' products and services;
•	the willingness of users to substitute competitors' products and services for our products and services;
•	the success of Lafayette Savings in gaining regulatory approval of its products and services, when required;
•	the impact of changes in financial services' laws and regulations (including laws concerning taxes, banking, securities and insurance);
•	the impact of technological changes;
•	acquisitions;
•	changes in consumer spending and saving habits; and
•	our success at managing the risks involved in the foregoing.

NEXT PAGE

REPORT OF INDEPENDENT AUDITORS

Board of Directors
LSB Financial Corp.
Lafayette, Indiana

We have audited the accompanying consolidated statements of financial condition of LSB Financial Corp. as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three year period ended December 31, 2000. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LSB Financial Corp. as of December 31, 2000 and 1999, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2000 in conformity with generally accepted accounting principles.

Crowe, Chizek and Company LLP

Indianapolis, Indiana
January 31, 2001

NEXT PAGE

LSB FINANCIAL CORP.
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
December 31, 1999 and 2000
Dollars in thousands, except per share data)

	1999	2000
ASSETS
Cash and due from banks	$ 3,494	$ 1,231
Short-term investments	7,500	7,912
Cash and cash equivalents	10,994	9,143
Available-for-sale securities	10,704	11,590
Loans held for sale	248	88
Loans, net of allowance ($894 and $1,028)	223,114	248,168
Office properties and equipment - net	6,060	6,509
Federal Home Loan Bank stock, at cost	3,138	3,525
Accrued interest receivable and other assets	2,881	3,202
	$ 257,139	$ 282,225

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
Deposits	$ 174,617	$ 189,700
Advances from Federal Home Loan Bank	61,758	69,498
Note payable	121	84
Accrued interest payable and other liabilities	833	1,177
	237,329	260,459
Shareholders' equity
Common stock ($.01 par value - 7,000,000 shares authorized; 1,381,458 and 1,391,096 shares issued)	14	14
Additional paid-in capital	8,205	8,379
Retained earnings	12,204	13,790
Unamortized cost of recognition and retention plan	(95)	(74)
Unearned shares held by employee stock ownership plan	(418)	(348)
Accumulated other comprehensive income/(loss)	(100)	5
	19,810	21,766
	$ 257,139	$ 282,225

See accompanying notes.

NEXT PAGE
LSB FINANCIAL CORP.
CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31, 1998, 1999 and 2000
(Dollars in thousands, except per share data)

	1998	1999	2000
Interest income
Loans, including related fees	$ 15,954	$ 17,376	$ 19,476
Taxable securities	734	776	791
Tax exempt securities	84	109	182
Other	264	231	197
	17,036	18,492	20,646
Interest expense
Deposits	6,786	7,154	8,232
Federal Home Loan Bank advances	3,031	3,282	3,911
Other	10	8	6
	9,827	10,444	12,149
Net interest income	7,209	8,048	8,497
Provision for loan losses	104	120	144
Net interest income after provision for loan losses	7,105	7,928	8,35 3
Noninterest income
Deposit account service charges and fees	551	590	604
Net gain on sale of mortgage loans	425	159	93
Net gain on securities	9	2	2
Other	339	486	574
	1,324	1,237	1,273
Noninterest expense
Salaries and employee benefits	2,806	2,984	3,256
Occupancy and equipment, net	857	879	978
Computer service	265	253	297
Advertising	397	497	389
Other	1,172	1,401	1,419
	5,497	6,014	6,339
Income before income taxes	2,932	3,151	3,287
Income tax provision	1,192	1,227	1,235
Net income	$ 1,740	$ 1,924	$ 2,052
Earnings per share	$ 1.30	$ 1.47	$ 1.55
Earnings per share, assuming dilution	1.25	1.43	1.52

See accompanying notes.

NEXT PAGE
LSB FINANCIAL CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Years ended December 31, 1998, 1999 and 2000
(Dollars in thousands, except per share data)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Benefit Plans	Accumulated Other Comprehnsive Income/(loss)	Total
Balance, January 1, 1998	$ 9	$ 7,854	$ 10,677	$ (812)	$ 6	$ 17,734
Comprehensive income
Net income	-	-	1,740	-	-	1,740
Change in net unrealized gain (loss)	-	-	-	-	56	56
Total comprehensive income	-	-	-	-	-	1,796
Exercise of stock options (1,659 shares)	-	23	-	-		23
RRP amortization expense	-	-	-	90	-	90
Employee stock ownership plan-shares earned	-	173	-	78	-	251
Acquisition of treasury stock (43,591 shares)	-	(1,345)	-	-	-	(1,345

Dividends paid ($.27 per share)	-	-	(355)	-	-	(355)
Stock dividend (45,268 shares)	-	1,359	(1,359)	-	-	-
Balance, December 31, 1998	9	8,064	10,703	(644)	62	18,194
Comprehensive income
Net income	-	-	1,924	-	-	1,924
Change in net unrealized gain (loss)	-	-	--	-	(162)	(162)
Total comprehensive income	-	-	-	-		1,762
Adjustment for stock split (459,365 shares issued)	5	(5)	-	-	-	-
Exercise of stock options (2,380 shares)	-	28	-	-	-	28
Grant of RRP shares (2,127 shares)	-	40	-	(40)	-	-
RRP amortization expense	-	-	-	97	-	97
Employee stock ownership plan-shares earned	-	138	-	74	-	212
Acquisition and retirement of treasury stock (2,100 shares)	-	(60)	-	-	-	(60)
Dividends paid ($.32 per share)	-	-	(423)	-	-	(423)
Balance, December 31, 1999	14	8,205	12,204	(513)	(100)	19,810

(Continued)

NEXT PAGE

LSB FINANCIAL CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Years ended December 31, 1998, 1999 and 2000
(Dollars in thousands, except per share data)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Benefit Plans	Accumulated Other Comprehnsive Income/(loss)	Total
Balance, December 31, 1999	$ 14	$ 8,205	$ 12,204	$ (503)	$ (100)	$ 19,810
Comprehensive income
Net income	-	-	2,052	-	-	2,052
Change in net unrealized gain (loss)	-	-	-	-	105	105

Total comprehensive income	-	-	-	-	-	2,157
Exercise of stock options (4,765 shares)	-	44	-	-	-	44
Grant of RRP shares (7,000 shares)	-	88	-	(88)	-	-
Forfeiture of RRP shares (2,127 shares)	-	(35)	-	35	-	-
RRP amortization expense	--	-	-	74	-	74
Employee stock ownership plan-shares earned	-	77	-	70	-	147
Dividends paid ($.36 per share)	-	-	(466)	-	-	(466)
Balance, December 31, 2000	$ 14	$ 8,379	$ 13,790	$ (422)	$ 5	$ 21,766

See accompanying notes.

NEXT PAGE

LSB FINANCIAL CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 1998, 1999 and 2000
(Dollars in thousands)

	1998	1999	2000
Cash flows from operating activities

Net income	$ 1,740	$ 1,924	$ 2,052
Adjustments to reconcile net income to net cash from operating activities
Depreciation	395	446	557
Net amortization on securities	11	54	8
Provision for loan losses	104	120	144
Gain on securities	(9)	(2)	(2)
Employee stock ownership plan - shares earned	251	212	147
Changes in assets and liabilities
Loans held for sale	(1,429)	2,446	160
Accrued interest receivable and other assets	277	(162)	(317)
Accrued interest payable and other liabilities	205	(347)	344
Net cash from operating activities	1,545	4,691	3,093

Cash flows from investing activities
Proceeds from the maturity and paydown of available-for-sale securities	3,713	2,843	2,368
Purchase of available-for-sale securities	(9,442)	(1,486)	(3,587)
Proceeds from sales of available-for-sale securities	1,009	292	502
Purchase of Federal Home Loan Bank stock	(225)	(313)	(387)
Loans made to customers net of payments received	(19,489)	(26,582)	(25,198)
Purchase of premises and equipment	(1,288)	(701)	(1,006)
Net cash from investing activities	(25,722)	(25,947)	(27,308)

Cash flows from financing activities
Net change in deposits	24,095	12,836	15,083
Proceeds from Federal Home Loan Bank advances	17,500	46,500	43,300
Payments on advances from Federal Home Loan Bank	(16,000)	(36,242)	(35,560)
Payments on note payable	(33)	(35)	(37)
Dividends paid	(355)	(423)	(466)
Stock options exercised	23	28	44
Purchase of treasury stock	(1,345)	(60)	---
Net cash from financing activities	23,885	22,604	22,364
Net change in cash and cash equivalents	(292)	1,348	(1,851)
Cash and cash equivalents at beginning of period	9,938	9,646	10,994
Cash and cash equivalents at end of period	$ 9,646	$ 10,994	$ 9,143
Cash paid during the period for:
Interest	$ 9,805	$ 10,407	$ 12,100
Income taxes	1,168	1,170	1,033

See accompanying notes.

NEXT PAGE
LSB FINANCIAL CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
December 31, 1998, 1999 and 2000
(Dollars in thousands, except per share data)

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

(Continued)

NEXT PAGE
LSB FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1998, 1999 and 2000
(Dollars in thousands, except per share data)

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

Loan impairment is reported when full payment under the loan terms is not expected. Impairment is evaluated collectively for smaller-balance loans of similar nature such as residential mortgage, consumer, and credit card loans, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate. Loans are evaluated for impairment when payments are significantly delayed, typically 90 days or more, or when the internal grading system indicates a doubtful classification.

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

(Continued)

NEXT PAGE
LSB FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1998, 1999 and 2000
(Dollars in thousands, except per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Employee Stock Ownership Plan (ESOP): The cost of shares issued to the ESOP, but not yet allocated to participants, is shown as a reduction of shareholders' equity. Compensation expense is based on the market price of shares as they are committed to be released to participant accounts. Dividends on allocated ESOP shares reduce retained earnings; dividends on unearned ESOP shares reduce debt and accrued interest.

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

Per Share Data: Earnings per share are net income divided by the weighted average number of common shares outstanding during the period. ESOP shares are considered outstanding for this calculation unless unearned. Diluted earnings per share include the dilutive effect of additional potential common shares issuable under stock options. A five percent stock dividend was distributed in 1998. Effective June 4, 1999, a 3 for 2 stock split, in the form of a fifty percent stock dividend, was distributed. Additional shares issued in 1998 and 1999, as a result of these transactions, were 43,591 and 459,365. Earnings and dividends per share are restated for all stock splits and dividends through the date of issue of the financial statements.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale which are also recognized as separate components of equity.

(Continued)

NEXT PAGE
LSB FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1998, 1999 and 2000
(Dollars in thousands, except per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

New Accounting Pronouncement: Beginning January 1, 2001, a new accounting standard required all derivatives to be recorded at fair value. Unless designated as hedges, changes in these fair values will be recorded in the income statement. Fair value changes involving hedges will generally be recorded by offsetting gains and losses on the hedge and on the hedged item, even if the fair value of the hedged item is not otherwise recorded. Adoption of this standard did not have a material effect on LSB's financial condition.

NOTE 2 - AVAILABLE-FOR-SALE SECURITIES

Securities at year-end are as follows:

	1999
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Obligations of the U.S. Government and its agencies	$ 2,497	$ 4	$ (23)	$ 2,478
Mortgage-backed securities	2,628	-	(71)	2,557
States and political subdivisions	2,941	-	(26)	2,915
Corporate securities and commercial paper	2,804	-	(50)	2,754
	$ 10,870	$ 4	$ (170)	$ 10,704

(Continued)

NEXT PAGE
LSB FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1998, 1999 and 2000
(Dollars in thousands, except per share data)

NOTE 2 - AVAILABLE-FOR-SALE SECURITIES  (Continued)

	2000
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Obligations of the U.S. Government and its agencies	$ 1,476	$ 19	$ (1)	$ 1,494
Mortgage-backed securities	3,060	15	(31)	3,044
States and political subdivisions	4,759	16	(2)	4,773
Corporate securities and commercial paper	2,287	-	8	2,279
	$ 11,582	$ 50	$ (42)	$ 11,590

The amortized cost and fair value of available-for-sale securities at December 31, 2000, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
Due in one year or less	$ 2,332	$ 2,331
Due after one year through five years	5,608	5,627
Due after five years through ten years	341	347
Due after ten years	241	241
Mortgage-backed securities	3,060	3,044
	$ 11,582	$ 11,590

The sale of available-for-sale securities during 1998, 1999 and 2000 generated gross gains of $9, $2 and $2 and gross losses of $0, $0 and $0.

(Continued)

NEXT PAGE
LSB FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1998, 1999 and 2000
(Dollars in thousands, except per share data)

NOTE 3 - LOANS RECEIVABLE

Year-end loans consisted of the following:

	1999	2000
Mortgage loans secured by:
One-to-four family residences	$ 128,470	$ 142,161
Multi-family residences	28,870	28,032
Commercial real estate	31,010	35,337
Construction and development	19,692	26,027
Home equity lines of credit	11,685	12,134
Commercial business loans	3,974	5,531
Consumer loans	4,448	5,835
Gross loans receivable	228,149	255,057
Undisbursed portion of loans in process	(3,927)	(5,704)
Deferred loan fees, net	(214)	(157)
Allowance for loan losses	(894)	(1,028)
	$ 223,114	$ 248,168

Mortgage loans serviced principally for the Federal Home Loan Mortgage Corporation are not included in the accompanying statements of financial condition. The unpaid principal balances of such loans were $64,428 and $59,558 at December 31, 1999 and 2000, respectively.

Activity for capitalized mortgage servicing rights was as follows:

	1998	1999	2000
Beginning of year	$ 274	$ 423	$ 481
Additions	250	145	22
Amortized to expense	(101)	(87)	(54)
End of year	$ 423	$ 481	$ 449

No valuation allowance was deemed necessary at December 31, 2000.

Certain executive officers and directors are loan customers of the Bank. Total loans outstanding to these individuals or their associates were $390 and $415 at December 31, 1999 and 2000.

(Continued)

NEXT PAGE
LSB FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1998, 1999 and 2000
(Dollars in thousands, except per share data)

NOTE 3 - LOANS RECEIVABLE (Continued)

Activity in the allowance for loan losses was as follows:

	1998	1999	2000
Beginning balance	$ 1,478	$ 1,578	$ 894
Provision for loan losses	104	120	144
Loan charge-offs	(4)	(804)	(15)
Recoveries	-	-	5
Ending balance	$ 1,578	$ 894	$ 1,028

Information about impaired loans is as follows:

	1998	1999	2000
Year-end loans with no allowance for loan losses allocated	$ -	$ -	$ -
Year-end loans with allowance for loan losses allocated	2,254	-	-
Amount of the allowance allocated	734	-	-
Average of impaired loans during the year	2,223	2,067	-
Interest income recognized during impairment	14	14	-
Cash-basis interest income recognized	14	14	-

NOTE 4 - OFFICE PROPERTIES AND EQUIPMENT

Office properties and equipment is as follows at year-end:

	1999	2000
Land	$ 1,326	$ 1,326
Office buildings and improvements	4,705	5,482
Furniture and equipment	2,699	2,004
	8,730	8,812
Less accumulated depreciation and amortization	2,670	2,303

	$ 6,060	$ 6,509

(Continued)

NEXT PAGE
LSB FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1998, 1999 and 2000
(Dollars in thousands, except per share data)

NOTE 5 - DEPOSITS

Deposits at year-end are summarized as follows:

	1999		2000
	Amount	Percent	Amount	Percent
Non interest-bearing deposits	$ 8,599	4.9%	$ 8,345	4.4%
NOW accounts	29,553	16.9	31,084	16.4
Savings accounts	16,159	9.3	14,875	7.8
	54,311	31.1	54,304	28.6
Certificates of deposit
2.00% to 3.99%	2,042	1.2	279.2
4.00% to 5.99%	102,556	58.7	65,016	34.3
6.00% to 7.99%	15,708	9.0	70,101	36.9
	120,306	68.9	135,396	71.4
	$ 174,617	100.0%	$ 189,700	100.0%

At December 31, 2000, scheduled maturities of certificates of deposit are as follows:

2001	$ 84,256
2002	41,248
2003	8,741
2004	1,016
2005	135
$ 135,396

Time deposits of $100 or more were $21,352 and $24,595 at December 31, 1999 and 2000, respectively.

(Continued)

NEXT PAGE
LSB FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1998, 1999 and 2000
(Dollars in thousands, except per share data)

NOTE 6 - ADVANCES FROM FEDERAL HOME LOAN BANK

Advances from the Federal Home Loan Bank (FHLB) require monthly interest payments and are secured by a blanket pledge of the Bank's eligible securities and mortgage loans. At December 31, 2000, the year of final maturity and the current weighted average interest rate of FHLB advances were as follows:

Year	Weighted Interest Average	Principal Balance
2001	6.50	$ 12,000
2002	5.83	13,500
2003	6.35	15,000
2004	7.34	2,500
2005	7.30	4,300
2007	6.73	2,000
2008	5.19	6,198
2009	5.21	4,000
2010	6.03	10,000
		$ 69,498

$19,000 of the advances due in 2002, 2007, 2009, and 2010 may, at certain dates, be converted to adjustable rate advances by the FHLB. If converted, the advances may be prepaid without penalty. Except for the advances with a final maturity of 2008, advances are due in full at maturity. These amortizing advances have required principal payments during the next five years of $813 (2001), $711 (2002), $622 (2003), $544 (2004) and $475 (2005).

(Continued)

NEXT PAGE
LSB FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1998, 1999 and 2000
(Dollars in thousands, except per share data)

NOTE 7 - CAPITAL REQUIREMENTS AND DIVIDEND RESTRICTIONS

The Bank is subject to various regulatory capital requirements administered by its primary regulator, the Office of Thrift Supervision (OTS) and by the Federal Deposit Insurance Corporation (FDIC). Failure to meet minimum capital requirements can result in certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the financial statements. These guidelines and the regulatory framework for prompt corrective action involve quantitative measures of capital, assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices as well as qualitative judgments by the regulators about components, risk weightings, and other factors. The Bank's deposit insurance premium rate is also based, in part, on these requirements. At December 31, 1999 and 2000, the Bank's actual and required minimum capital ratios were as follows:

	Actual		OTS For Capital Adequacy Purposes		FDIC To Be Well Capitalized Under Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Capital (to Risk Weighted Assets)
1999	$ 19,686	11.57%	13,607	8.0%	$ 17,008	10.0%
2000	21,719	11.44	15,183	8.0	18,979	10.0
Tier I Capital (to Risk Weighted Assets)
1999	$ 18,792	11.05%	$ 6,803	4.0%	$ 10,205	6.0%
2000	20,718	10.92	7,591	4.0	11,387	6.0
Tier 1 (Core) Capital (to Adjusted Assets)
1999	$ 18,792	7.31%	$ 7,709	3.0%	$ 12,848	5.0%
2000	20,718	7.35	8,459	3.0	14,099	5.0
Tangible Capital (to Adjusted Assets)
1999	$ 18,792	7.31%	$ 3,855	1.5%	N/A	N/A
2000	20,718	7.35	4,230	1.5	N/A	N/A

Risk-based capital differs from tangible and core capital due to the inclusion of the Bank's general valuation allowance which totaled $894 and $1,001 at December 31, 1999 and 2000.

At December 31, 1999 and 2000, the Bank's capital ratios result in its being designated a well capitalized institution.

(Continued)

NEXT PAGE
LSB FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1998, 1999 and 2000
(Dollars in thousands, except per share data)

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

OTS regulations limit capital distributions by savings institutions. The least restriction is placed on "tier 1" institutions, defined as well-capitalized and with favorable qualitative OTS examination ratings, which can make distributions in a year up to net income for that year to date plus net retained income for the preceding two years. Other institutions have more stringent requirements, the most restrictive being prior OTS approval of any capital distribution. The Bank is a tier 1 institution.

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

NOTE 8 - BENEFIT PLANS

The LSB Stock Option Plan reserved 170,265 shares of common stock for granting options to directors, officers and employees of the Companies. Under the terms of the Plan, options can be granted at values not less than the fair market value of the shares of common stock at the date of the grant. Options vest at each anniversary date over a five year period and must be exercised within ten years of grant.

The following pro forma information presents net income and earnings per share had the fair value method been used to measure compensation cost.

	1998	1999	2000
Pro forma net income	$ 1,678	$ 1,845	$ 1,988
Pro forma earnings per share	1.25	1.41	1.50
Pro forma diluted earnings per share	1.21	1.37	1.48

(Continued)

NEXT PAGE

LSB FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1998, 1999 and 2000
(Dollars in thousands, except per share data)

NOTE 8 - BENEFIT PLANS (Continued)

Information about stock options is as follows:

	1998		1999		2000
	Options	Weighted Average Price per Share	Options	Weighted Average Price per Share	Options	Weighted Average Price per Share
Beginning of year	127,666	$ 9.72	123,457	$ 9.76	128,603	$ 10.36
Granted	-		9,000	18.23	11,700	12.43
Exercised	(2,508)	9.30	(3,060)	9.30	(4,765)	9.30
Forfeited	(1,701)	9.30	(794)	9.30	(3,192)	9.30
End of year	123,457	9.76	128,603	10.36	132,346	10.47
Weighted average remaining option life	7.0 years		6.1 years		5.4 years
Price range of options $9.30 - $12.50 per share $17.46 - $19.00 per share	116,653 6,804		112,796 15,807		118,540 13,806
	123,457		128,603		132,346

Options exercisable at year-end are as follows:

	Number of Options	Weighted-Average Per Share Exercise Price
1998	71,023	$ 9.46
1999	92,958	9.54
2000	121,392	10.34

The fair values of options granted during 1999 and 2000 were $7.13 and $3.06 per share which were estimated using the following weighted-average information: risk-free interest rate of 5.38% and 5.16%, expected life of 7 years, expected volatility of stock price of .15 and .23 and expected annual dividend yield of 1.68% and 2.90%.

(Continued)

NEXT PAGE

LSB FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1998, 1999 and 2000
(Dollars in thousands, except per share data)

NOTE 8 - BENEFIT PLANS (Continued)

The LSB Recognition and Retention Plan (RRP) has awarded stock to certain officers and directors of the Company. Stock awarded under the RRP is restricted as to certain rights at the time of issuance. These restrictions are removed over a 5 year period. If an employee leaves LSB prior to vesting, the remaining restricted shares are returned to the Company. During 2000, 2,127 shares were forfeited by RRP participants. The cost of awarded shares is amortized over the vesting period. Expense recorded for the RRP totaled $90, $97 and $74 for 1998, 1999 and 2000.

The Bank maintains an ESOP which purchased 8% of the stock offered in the conversion using funds provided by an $824 loan from LSB which will be repaid by contributions to the ESOP by the Bank in the future. Pursuant to the ESOP, the shares are to be allocated to participants annually, over a 12 year period, based upon employee compensation levels during the year. The number of shares earned each year is determined by the ESOP loan agreement. Shares no longer required to be held as collateral for that loan are committed to be released and are earned by participants.

The following table presents information about the ESOP at year-end or for the year:

	1998	1999	2000
Shares earned for the year	13,560	12,312	11,709
Shares allocated to participants at year-end	42,057	46,871	56,721
Shares committed to be released at year-end	13,560	12,312	11,709
Unearned shares at year-end	85,563	69,168	57,456
Fair value of unearned shares at year-end	$ 1,548	$ 908	$ 689
Expense recognized for the year	251	212	147

(Continued)

NEXT PAGE

LSB FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1998, 1999 and 2000
(Dollars in thousands, except per share data)

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

At year-end these financial instruments are summarized as follows:

	1999	2000
Commitments to extend credit:
Fixed rate	$ 59	$ 1,431
Variable rate	875	4,169
Unused portions of lines of credit	19,756	23,794
Standby letters of credit	959	976

The commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established under the contract. Generally, such commitments are for no more than 60 days. At December 31, 2000, the fixed rate loan commitments were at rates ranging from 7.375% to 10.5%. Unused portions of lines of credit include balances available on commercial, home equity and credit card loans and are variable rate.

Since many commitments to make loans expire without being used, the amounts do not necessarily represent future cash commitments. Collateral obtained upon exercise of the commitment is determined using management's credit evaluation of the borrower.

NOTE 10 - INCOME TAXES

An analysis of the income tax provision is as follows:

		Year Ended December 31,
	1998	1999	2000
Current provision	$ 1,294	$ 774	$ 1,331
Deferred provision (benefit)	(102)	453	(96)
	$ 1,192	$ 1,227	$ 1,235

(Continued)

NEXT PAGE

LSB FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1998, 1999 and 2000
(Dollars in thousands, except per share data)

NOTE 10 - INCOME TAXES (Continued)

The difference between the financial statement income tax provision and the amount computed by applying the statutory federal tax rate of 34% to income before income taxes is reconciled as follows:

	Year Ended December 31,
	1998	1999	2000
Income tax provision computed at statutory rate	$ 997	$ 1,071	$ 1,118
Add (subtract) tax effect of Low income housing credit	(37)	(49)	(49)
Tax exempt income	(25)	(30)	(51)
State tax expense (net of federal tax benefit)	179	157	177
ESOP expense	59	47	26
Other	19	31	14
	$ 1,192	$ 1,227	$ 1,235

The net deferred tax asset/(liability) recorded at December 31, 1999 and 2000 is comprised of the following:

	1999	2000
Deferred tax assets from:
Bad debt deductions	$ 206	$ 293
Loan fee income	8	6
Deferred compensation	55	66
Net unrealized loss on securities	66	-
	335	365
Deferred tax liability from:
Fixed asset depreciation	(254)	(263)
Net unrealized gain on securities	-	(3)
Mortgage servicing rights	(190)	(176)
Other	(233)	(238)
	(677)	(680)
Valuation allowance for deferred tax assets	-	-
Net deferred tax asset/(liability)	$ (342)	$ (315)

(Continued)

NEXT PAGE

LSB FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1998, 1999 and 2000
(Dollars in thousands, except per share data)

NOTE 10 - INCOME TAXES (Continued)

Federal income tax laws provided additional bad debt deductions through 1987, totaling $1,861. Accounting standards do not require a deferred tax liability to be recorded on this amount, which liability otherwise would total $744 at December 31, 2000. If the Bank were liquidated or otherwise ceases to be a bank or if tax laws were to change, this amount would be expensed. Under 1996 tax law changes, bad debts are based on actual loss experience and tax bad debt reserves accumulated since 1987 are to be reduced. This requires payment of approximately $44 annually for six years beginning in 1998.

NOTE 11 - EARNINGS PER SHARE

The following table presents the data used to compute earnings per share:

	1998	1999	2000
Weighted average shares outstanding
during the year	1,335,451	1,305,149	1,324,161
Dilutive effect of potential shares	53,591	42,867	22,799
Shares used to compute diluted
earnings per share	1,389,042	1,348,016	1,346,960

During 1999 and 2000, there were 15,804 and 13,803 options that were antidilutive and were not considered in computing diluted earnings per share.

(Continued)

NEXT PAGE

LSB FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1998, 1999 and 2000
(Dollars in thousands, except per share data)

NOTE 12 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial instruments at year-end are as follows, in thousands.

	1999		2000
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Cash and short-term investments	$ 10,994	$ 10,994	$ 9,143	$ 9,143
Available-for-sale securities	10,704	10,704	11,590	11,59 0
Federal Home Loan Bank stock	3,138	3,138	3,525	3,525
Loans (net)	223,362	223,653	248,256	250,468
Accrued interest receivable	1,396	1,396	1,719	1,719
Financial liabilities
Deposits	(174,617)	(173,800)	(189,700)	(189,948)
Federal Home Loan Bank
advances	(61,758)	(61,305)	(69,498)	(69,779)
Note payable	(121)	(120)	(84)	(84)
Accrued interest payable	(211)	(211)	(262)	(262)

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

(Continued)

NEXT PAGE

LSB FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1998, 1999 and 2000
(Dollars in thousands, except per share data)

NOTE 13 - PARENT COMPANY FINANCIAL STATEMENTS

Presented below are the condensed balance sheets and the related condensed statements of income and cash flows for the parent company.

CONDENSED BALANCE SHEETS
December 31, 1999 and 2000

	1999	2000
ASSETS
Short-term investments	$ 247	$ 51
Investment in the Bank	18,692	20,722
Available-for-sale securities	238	241
Loan to ESOP	480	411
Other assets	153	341
	$ 19,810	$ 21,766
LIABILITIES	$ -	$ -
SHAREHOLDERS' EQUITY	19,810	21,766
	$ 19,810	$ 21,766

CONDENSED STATEMENTS OF INCOME
For the years ended December 31, 1998, 1999 and 2000

	1998	1999	2000
Operating income
Dividends from the Bank	$ 1,840	$ 520	$ 316
Other operating income	38	36	15
Operating expenses	(55)	(132)	(132)
Income tax benefit	15	45	54
Income before equity in undistributed income of the Bank	1,838	469	253
Equity in undistributed income of the Bank	(98)	1,455	1,799
Net income	$ 1,740	1,924	$ 2,052

(Continued)

NEXT PAGE

LSB FINANCIAL CORP.
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
December 31, 1999 and 2000
Dollars in thousands, except per share data)

NOTE 13 - PARENT COMPANY FINANCIAL STATEMENTS (Continued)

CONDENSED STATEMENTS OF CASH FLOWS
For the years ended December 31, 1998, 1999, and 2000

	1998	1999	2000
Cash flows from operating activities
Net income	$ 1,740	$ 1,924	$ 2,052
Adjustments to reconcile net income to net cash from operating activities
Equity in undistributed income of the Bank	(1,799)	98	(1,455)
Change in other assets	(253)	60	(146)
Change in other liabilities	(24)	-	-
Net cash from operating activities	1,561	529	107

Cash flows from investing activities
Proceeds from the paydown of available-for- sale securities	-	12	(3)
Proceeds from repayment of the loan to ESOP	35	103	69
Net cash from investing activities	35	115	66

Cash flows from financing activities
Issuance of RRP shares, net of forfeitures	-	40	53
Dividends paid	(355)	(423)	(466)
Stock options exercised	23	28	44
Repurchase of treasury stock	(1,345)	(60)	-
Net cash from financing activities	(1,677)	(415)	(369)
Net changes in cash equivalents	(81)	229	(196)
Cash equivalents at beginning of year	99	18	247
Cash equivalents at end of year	$ 18	$ 247	$ 51

(Continued)

NEXT PAGE
LSB FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1998, 1999 and 2000
(Dollars in thousands, except per share data)

NOTE 14 - OTHER COMPREHENSIVE INCOME

Other comprehensive income components and related taxes were as follows:

	1998	1999	2000
Unrealized holding gains and losses on available-for-sale securities	$ 103	$ (268)	$ 176
Less reclassification adjustments for gains and losses later recognized in income	(9)	(2)	(2)
Net unrealized gains and losses	94	(270)	174
Tax effect	(38)	108	69
Other comprehensive income/(loss)	$ 56	$ (162)	$ 105

NEXT PAGE

LSB FINANCIAL CORP.

and

LAFAYETTE SAVINGS B ANK, FSB

DIRECTORS AND EXECUTIVE O FFICERS

Directors

John W. Corey President and Chief Executive Officer, LSB Financial and Lafayette Savings	Philip W. Kemmer, Business Administrator, retired First Assembly of God Church

Mariellen M. Neudeck, Chairman of the Board, LSB Financial and Lafayette Savings Vice President, Greater Lafayette Health Services, Inc.	Thomas R. McCully Partner, Stuart & Branigin

James A. Andrew President and Owner, Henry Poor Lumber Co. and Homeworks	Peter. Neisel President and CEO, Schwab Corp.

Mary Jo David Vice President, Chief Financial Officer and Secretary-Treasurer of LSB Financial and Lafayette Savings	Jeffrey A. Poxon Senior Vice President, Investments and Chief Investment officer, The Lafayette Life Insurance Company

Harry A. Dunwoody Senior Vice President of LSB Financial and Lafayette Savings	John C. Shen Developer and Sole Owner, Crestview Apartments and Crestview North Apartments

Charles W. Shook Vice President and co-Manager, Coldwell Banker/The Shook Agency
Executive Officers
John W. Corey President and Chief Executive Officer	Mary Jo David Vice President, Chief Financial Officer and Secretary-Treasurer

Harry A. Dunwoody Senior Vice President

NEXT PAGE

SHAREHOLDER INFORMATION

Corporate Office 101 Main Street Lafayette, Indiana 47902	Independent Auditors Crowe, Chizek and Company LLP 3815 River Crossing Parkway, Suite 300 P.O. Box 40977 Indianapolis, Indiana 46240-0977

Branch Offices 1020A Sagamore Park Centre West Lafayette, IN 47906	Transfer Agent Computershare Investor Services 12039 West Alameda Parkway Lakewood, Colorado 80228

1501 Sagamore Parkway North Lafayette, Indiana 47905	Local Counsel Stuart & Branigin 300 Main Street, Suite 800 Lafayette, Indiana 47902

833 Twyckenham Boulevard Lafayette, Indiana 47905	Special Counsel Silver, Freedman & Taff, L.L.P. 1100 New York Avenue, N.W. Washington, D.C. 20005

Form 10-KSB Report

        A copy of LSB Financial's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2000 including financial statements, as filed with the SEC will be furnished without charge to shareholders of LSB Financial upon written request to the Secretary, LSB Financial Corp., 101 Main Street, P.O. Box 1628, Lafayette, Indiana 47902.

NEXT PAGE

Common Stock

        As of December 31, 2000, there were approximately 1,029 holders of record of LSB Financial Common Stock and 1,391,096 shares of issued and outstanding common stock. LSB Financial's stock is quoted on the Nasdaq National Stock Market under the symbol "LSBI."

        The following table sets forth, for the periods shown, the high and low prices of the common stock and cash dividends per share declared. All amounts have been adjusted to reflect stock dividends and stock splits declared by the Company to date.

        The prices reflect inter-dealer quotations without retail mark-up, mark-down or commissions and do not necessarily represent actual transactions.

Quarter Ended	High	Low	Cash Dividends Declared

March 31, 1999	$19.00	$18.00	$0.08
June 30, 1999	19.88	17.50	0.08
September 30, 1999	18.00	15.00	0.08
December 31, 1999	16.00	12.9375	0.08
March 31, 2000	15.00	11.00	0.09
June 30, 2000	12.625	11.00	0.09
September 30, 2000	14.4375	12.50	0.09
December 31, 2000	13.00	11.625	0.09

        Dividend payment decisions are made with consideration of a variety of factors including earnings, financial condition, market considerations and regulatory restrictions. Restrictions on dividend payments are described in Note 7 of the Notes to Consolidated Financial Statements included in this Annual Report.