Form 10KSB40, Exhibit 13
period 2001-12-31
LSB FINANCIAL CORP
filed 2002-03-29
CIK 930405

LSB Financial Corp.	Annual Report 2001

NEXT PAGE

LSB FINANCIAL CORP.

TABLE OF CONTENTS
Letter to Shareholders. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	2
Selected Financial Information . . . . . . . . . . . . . . . . . . . . . . .	3
Management's Discussion and Analysis . . . . . . . . . . . . . .	5
Disclosure Regarding Forward-looking Statements . . . . .	18
Auditors' Report . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	19
Consolidated Financial Statements . . . . . . . . . . . . . . . . . . .	20
Directors and Executive Officers . . . . . . . . . . . . . . . . . . . . .	46
Shareholder Information . . . . . . . . . . . . . . . . . . . . . . . . . . . .	47
FINANCIAL HIGHLIGHTS
December 31, 2001 (Dollars in Thousands)
Total assets. . . . . . . . . . . . . . . . . . . . . . . . .	$280,963
Total loans. . . . . . . . . . . . . . . . . . . . . . . . . .	242,239
Securities and short term investments. . .	23,047
Deposits. . . . . . . . . . . . . . . . . . . . . . . . . . . .	195,952
Borrowings. . . . . . . . . . . . . . . .. . . . . . . . . .	60,345
Net income. . . . . . . . . . . . . . . . . .. . . . . . . . .	2,163
Shareholders' equity. . . . . . . . . . . . . . . . . .	23,388
Shareholders' equity as percent of assets	8.32%

ANNUAL MEETING

The Annual Meeting of Shareholders of LSB Financial Corp. will be held April 17, 2002 at 9:00 a.m. local time at the Riehle Plaza, located at 200 N. Second Street, Lafayette, Indiana.

NEXT PAGE

LSB FINANCIAL CORP.

March 15, 2002

Dear Shareholders:

In 2001, LSB Financial Corporation produced significant results for its shareholders. Despite a weakened economy, this marked the fifth consecutive year of record earnings. Net income increased 5.4 % to a record $2,163,000 from the $2,052,000 of the previous year resulting in diluted earnings per share of $1.59, an increase of 4.6 % over 2000.

The unprecedented low interest rate environment spurred customers to refinance to fixed rate loan products and, consistent with our past risk management posture, we sell long-term fixed rate loans, generally retaining the servicing relationship. During 2001, we originated and sold a record $49 million of residential mortgage loans and generated gains of over $680,000 in the process.

Deposit growth continues to be an industry-wide challenge and an area of focus for Lafayette Savings Bank. To that end, we opened our fifth banking center in April of 2001. During the coming years we will work to develop the customer base at each of these locations as a means of generating lower cost deposits and new relationships for the Bank.

We have increased our allowance for loan losses as a prudent safeguard against the lagging effect of a softening economy. Our reserve now stands at $1.4 million or 0.59% of total loans, up from $1 million or 0.41% of total loans last year. We are confident that, due to the nature of our loans, we have adequately provided for probable losses.

Thanks go to Mr. John Corey, who retired on December 31, 2001, as president and CEO of Lafayette Savings Bank and from the board of directors of LSB Financial Corp. Mr. Corey provided Lafayette Savings Bank 10 years of leadership and inspiration and is responsible for the bank's unwavering commitment to serving the community over that period. I appreciate having had the opportunity to work closely with Mr. Corey during the fourth quarter to make the transition seamless and productive.

We continually strive to be proactive when it comes to shareholder value. During the third quarter we announced a stock repurchase program. This program reflects our confidence in LSB and presents a long-term benefit to our shareholders. For the year we paid a dividend of $0.40 per share, an increase of 11% over the previous year's dividend. This, combined with an increase in stock price from $12.00 at December 31, 2000 to $16.25 at December 31, 2001, gave shareholders a yield of 38.8% for the year.

Your Management Team and Board of Directors appreciate having the opportunity to earn your trust and confidence, as investors and customers. Now more than ever, local decision-making, community involvement, and the chance to deal face to face with people you trust, serves as a solid foundation for our Company's future. We believe in the value of being a community bank – “It's what we do.”

Respectfully,

/s/ Randolph F. Williams

Randolph F. Williams

President and Chief Executive Officer

NEXT PAGE

SELECTED FINANCIAL INFORMATION

            The following financial information does not purport to be complete and is qualified in its entirety by reference to the more detailed financial information contained elsewhere herein.

	December 31,
	1997	1998	1999	2000	2001
Selected Financial Condition Data
Total assets	$206,584	$232,811	$257,139	$282,225	$280,963
Loans receivable, net	178,532	199,346	223,362	248,256	242,239
Available-for-sale securities	7,863	12,675	10,704	11,590	10,733
Short-term investments	5,580	8,254	7,500	7,912	12,314
Deposits	137,685	161,781	174,617	189,700	195,952
Total borrowings	50,189	51,656	61,879	69,498	60,345
Shareholders' equity (net)	17,734	18,194	19,810	21,766	23,388

	December 31,
	1997	1998	1999	2000	2001

Selected Operations Data:
Total interest income	$15,249	$17,036	$18,492	$20,646	$21,539
Total interest expense	8,708	9,827	10,444	12,149	12,939
Net interest income	6,541	7,209	8,048	8,497	8,600
Provision for loan losses	72	104	120	144	444
Net interest income after provision for loan losses	6,469	7,105	7,928	8,353	8,156
Deposit account service charges	445	551	590	604	753
Gain (loss) on sales of mortgage loans	243	425	159	93	680
Gain (loss) on sales of securities	---	9	2	2	1
Other non-interest income	236	339	486	574	589
Total non-interest income	924	1,324	1,237	1,273	2,023
Total non-interest expense	4,787	5,497	6,014	6,339	6,813
Income before taxes	2,606	2,932	3,151	3,287	3,366
Income taxes	1,040	1,192	1,227	1,235	1,203
Net income	$ 1,566	$ 1,740	$ 1,924	$ 2,052	$ 2,163
Earnings per share	$ 1.15	$ 1.30	$ 1.47	$ 1.55	$ 1.62
Earnings per share, assuming dilution	1.12	1.25	1.43	1.52	1.59
Dividends paid per share	.22	.27	.32	.36	.40

NEXT PAGE

	December 31,
	1997		1998		1999		2000		2001
Selected Financial Ratios and Other Data:
Performance Ratios:
Return on assets (ratio of net income to average total assets)	0.80%		0.78%		0.77%		0.76%		0.75%
Return on equity (ratio of net income to average equity)	9.09		9.54		10.13		9.86		9.51
Interest rate spread information:
Average during period	3.39		3.24		3.15		3.07		2.91
Net interest margin(1)	3.56		3.43		3.36		3.29		3.13
Operating expense to average total assets	2.45		2.48		2.41		2.36		2.37
Average interest-earning assets to average interest-bearing liabilities	1.04	x	1.04	x	1.05	x	1.05	x	1.05	x
Quality Ratios:
Non-performing assets to total assets at end of period	1.01%		1.17%		0.39%		0.35%		0.98%
Allowance for loan losses to non-performing loans	70.59		57.80		90.03		104.47		51.81
Allowance for loan losses to loans receivable, net	0.83		0.79		0.40		0.41		0.59
Capital Ratios:
Shareholders' equity to total assets at end of period	8.58		7.81		7.70		7.71		8.32
Average shareholders' equity to average total assets	8.82		8.22		7.61		7.74		7.91
Dividend payout ratio	19.64		21.60		22.38		23.68		25.16
Other Data:
Number of full-service offices	4		4		4		4		5

               (1) Net interest income divided by average interest-earning assets.

NEXT PAGE

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

            On February 3, 1995, LSB Financial Corp., an Indiana corporation, became the holding company of Lafayette Savings Bank, FSB. LSB Financial Corp. has no separate operations and its business consists only of the business of the Lafayette Savings Bank. References in this Annual Report to “we,” “us” and “our” refer to LSB Financial and/or Lafayette Savings as the context requires.

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

            Our basic mission is to maintain our focus as an independent, community oriented financial institution serving customers in our market area. Our Board of Directors has sought to accomplish this mission through the adoption of a strategy intended to maintain a strong capital position and high asset quality, manage our vulnerability to changes in interest rates, optimize our net interest margin and achieve controlled asset growth. Key components of this strategy have been (i) emphasizing one- to four-family residential mortgage lending, (ii) supplementing residential mortgage lending with multi-family and commercial real estate, consumer and construction loans, (iii) expanding commercial business lending, (iv) emphasizing adjustable-rate and/or short term loans and investments and (v) gradually building our core deposit base.

            This year, however, due to the general economic environment, we pursued a slightly different course. In 2001, we sold $49.0 million of one- to four-family fixed rate mortgage loans in the

NEXT PAGE

secondary market, offsetting the resulting decrease in that portfolio to some extent with growth in our non one-to-four family loan portfolios.

            The results of our business strategy may be illustrated as follows:

    One- to four-family loans (including loans held for sale) decreased from $142.3 million at December 31, 2000 to $131.5 million at December 31, 2001.

    All other loans, including multi-family, land and land development, construction and commercial business loans increased from $59.5 million at December 31, 2000 to $64.6 million at December 31, 2001.

    At December 31, 2001, 76.33% of our gross loan portfolio had adjustable interest rates.

    Total deposit accounts increased from $189.7 million at December 31, 2000 to $196.0 million at December 31, 2001.

Financial Condition

            The size of our loan portfolio decreased from $248.3 million at December 31, 2000 to $242.2 million at December 31, 2001, a decrease of 2.42%. The decrease in the loan portfolio was the result of our sale of $49.0 million of fixed rate one-to-four-family mortgage loans in the secondary market. As a result of the prevailing low interest rate environment during most of 2001, many borrowers refinanced their residential mortgage loans into 15, 20 or 30 year fixed-rate mortgage loans, which we typically sell in the secondary market as part of our asset/liability management strategy and to manage interest rate risk. We typically retain the servicing rights on loans sold in the secondary market in order to maintain a business relationship with the borrowers. This decrease in our one- to four-family mortgage loan portfolio was somewhat offset through the success of our strategy to continue to focus on commercial and consumer loan production.

            Comparing the loan sales in 2001 with that of prior years, we sold fixed rate loans with servicing rights retained totaling $16.1 million in 1999 and $2.5 million in 2000, compared with $42.9 million in 2001 based upon asset/liability management considerations. In addition, during 1999, 2000, and 2001 we originated and sold $5.8 million, $11.2 million, and $6.1 million respectively, of fixed-rate loans on the secondary market with servicing released. See "Asset/ Liability Management." Adjustable rate loans were retained in our loan portfolio.

            Our portfolio of securities and short-term investments increased from $19.5 million at December 31, 2000 to $23.0 million at December 31, 2001, as we continue to maintain a laddered security portfolio for liquidity purposes.

            Deposit accounts increased by 3.30% or $6.3 million from December 31, 2000 to December 31, 2001. Checking accounts with no monthly fees and no minimum balance requirements attracted new depositors, as did our continuing effort to offer competitive certificate of deposit products.

NEXT PAGE

            We utilize advances available through the Federal Home Loan Bank ("FHLB") to provide additional funding for loan growth as well as for asset/liability management purposes. At December 31, 2000, we had $69.5 million in FHLB advances outstanding. Because of the cash flow generated from the increased loan sales, we were able to decrease FHLB advances in 2001 to $60.3 million, a decrease of $9.2 million or 13.17%.

            Shareholders' equity increased $1.6 million, or 7.45%, during 2001 primarily as a result of net income of $2.2 million, partially offset by our payment of dividends on common stock and the repurchase of 17,500 shares of our stock as part of a stock repurchase plan. Shareholders' equity to total assets was 7.71% at December 31, 2000 compared to 8.32% at December 31, 2001.

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

	Year Ended December 31,
	1999			2000			2001
	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate
Assets:	(Dollars in thousands)
Interest-Earning Assets:
Loans receivable(1)	$ 215,072	$17,376	8.08%	$ 235,492	$19,476	8.27%	$ 247,461	$20,401	8.24%
Mortgage-backed securities	2,466	149	6.04	3,023	191	6.32	2,774	173	6.24
Other investments	18,894	724	3.83	16,247	710	4.37	21,401	703	3.28
FHLB stock	3,040	243	7.99	3,279	269	8.20	3,525	262	7.43
Total interest-earning assets	239,472	18,492	7.72	258,041	20,646	8.00	275,161	21,539	7.83
Non-interest earning assets	10,018			10,791			12,502
Total assets	$ 249,490			$ 268,832			$ 287,663

Liabilities and Shareholders' Equity Interest-Bearing Liabilities:
Savings deposits	$16,000	430	2.69	$15,672	392	2.50	$15,712	353	2.25
Demand and NOW deposits	37,903	608	1.60	40,356	642	1.59	42,741	604	1.41
Time deposits	117,320	6,116	5.21	126,620	7,198	5.68	137,956	7,884	5.71
Borrowings	57,285	3,290	5.74	63,502	3,917	6.17	66,462	4,098	6.17
Total interest-bearing liabilities	228,508	10,444	4.57	246,150	12,149	4.94	262,871	12,939	4.92
Other liabilities	1,994			1,869			2,037
Total liabilities	230,502			248,019			264,908
Shareholders' equity	18,988			20,813			22,755
Total liabilities and shareholders' equity	$249,490			$268,832			$287,663
Net interest income		$8,048			$8,497			$8,600
Net interest rate spread			3.15%			3.07%			2.91%
Net earning assets	$10,964			$11,891			$12,290
Net yield on average interest-earning assets			3.36%			3.29%			3.13%
Average interest-earning assets to average interest-bearing liabilities	1.05	x		1.05	x		1.05	x

_________________

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

	Year Ended December 31,
	1999 vs. 2000			2000 vs. 2001
	Increase (Decrease) Due to		Total Increase	Increase (Decrease) Due to		Total Increase
	Volume	Rate	(Decrease)	Volume	Rate	(Decrease)
	(Dollars in thousands)
Interest-earning assets:
Loans receivable	$1,681	$419	$2,100	$987	$(62)	$925
Mortgage-backed securities	35	7	42	(16)	(2)	(18)
Other investments	(109)	95	(14)	194	(201)	(7)
FHLB stock	19	7	26	19	(26)	(7)
Total interest-earning assets	$1,627	$527	2,154	$1,184	$(291)	893

Interest-bearing liabilities:
Savings deposits	$ (9)	$ (29)	(38)	$ 1	$ (40)	(39)
Demand deposits and NOW accounts	39	(5)	34	36	(74)	(38)
Time deposits	505	577	1,082	648	38	686
Borrowings	73	54	627	183	(2)	181
Total interest-bearing liabilities	$908	$797	1,705	$868	$(78)	790

Net interest income			$ 449			$ 103

NEXT PAGE

Comparison of Operating Results for the Years Ended December 31, 2001 and December 31, 2000.

            General. Net income for the year ended December 31, 2001 was $2.2 million, an increase of $111,000 or 5.41% compared to net income for the year ended December 31, 2000. This increase was primarily due to a $587,000 increase in the net gain on sale of mortgage loans and a $149,000 increase in service charges on deposit accounts, partially offset by a $197,000 decrease in net interest income after provision for losses and a $474,000 increase in non-interest expenses.

            Our return on average assets was 0.75% for the year ended 2001, compared to 0.76% for the year ended 2000. Return on equity was 9.51% for the year ended 2001, compared to 9.86% for 2000. Average shareholders' equity to average total assets was 7.91% for the year ended 2001, compared to 7.74% for the year ended 2000. During 2001 we paid regular quarterly cash dividends on common stock totaling $532,000 for the year, or $.40 per share, representing a dividend payout ratio, dividends declared per share divided by diluted net income per share, of approximately 25%.

            Net Interest Income. Net interest income for the year ended December 31, 2001 increased $103,000 or 1.21% over the same period in 2000. This increase was primarily volume driven as average outstanding balances rose during the year. Our net interest margin (net interest income divided by average interest-earning assets) decreased from 3.29% for the year ended December 31, 2000, to 3.13% for the year ended December 31, 2001. This decrease in net interest margin was caused by a decline in the average yield on loans due to the large number of borrowers refinancing into lower rate loans, somewhat offset by the declining rate paid on deposit products primarily due to high fixed rate certificates of deposit maturing and being replaced with lower rate products.

            Interest income on loans increased $925,000, or 4.75%, for the year ended 2001 compared to the year ended December 31, 2000, primarily the result of an increase of $12.0 million in average loans outstanding. The increase in our loan portfolio was primarily the result of the ongoing success of the Company's focus on commercial and consumer loan production. This increase was partially offset by a decrease in our residential real estate loan portfolio due to increased refinancing activity due to low mortgage interest rates resulting in increased sale of loans on the secondary market. The increase in interest income attributable to volume was slightly offset by a decrease in yield on loans from 8.27% for the year ended December 31, 2000 to 8.24% for the year ended December 31, 2001, caused primarily by the decrease in market interest rates.

            Interest earned on mortgage-backed securities decreased by $18,000 due primarily to a $249,000 decrease in the average balance of the Company's mortgage-backed securities as well as a decrease in the average yield from 6.32% in 2000 to 6.24% in 2001.

            Interest expense for the year ended 2001 increased $790,000 or 6.50% over the same period in 2000. This increase was primarily due to an increase of $16.7 million in average interest-bearing liabilities, consisting of an additional $13.8 million in the average balance of customer deposit accounts and a $2.9 million increase in the average balance of Federal Home Loan Bank advances drawn to fund loan demand. The increase was partially offset by a decrease in the rate paid on interest bearing liabilities from 4.94% in 2000 to 4.92% in 2001 reflecting the generally lower interest rates over the period.

NEXT PAGE

            Provision for Loan Losses. We establish our provision for loan losses based on a systematic analysis of risk factors in the loan portfolio. The analysis includes consideration of concentrations of credit, past loss experience, current economic conditions, the amount and composition of the loan portfolio, estimated fair value of the underlying collateral, loan commitments outstanding, delinquencies and industry standards. From time to time, we also use the services of a consultant to assist in the evaluation of our growing commercial loan portfolio. On at least a quarterly basis, a formal analysis of the adequacy of the allowance is prepared and reviewed by management and the Board of Directors. This analysis serves as a point in time assessment of the level of the allowance and serves as a basis for provisions for loan losses.

            More specifically, our analysis of the loan portfolio will begin at the time the loan is originated, when each loan is assigned a risk rating. If the loan is a commercial credit, the borrower will also be assigned a similar rating. Loans that continue to perform as agreed will be included in one of ten non-classified loan categories. Portions of the allowance are allocated to loan portfolios in the various risk grades, based upon a variety of factors including, historical loss history experience, trends in the type and volume of the loan portfolios, trends in delinquent and non-performing loans, and economic trends affecting our market. Loans no longer performing as agreed are assigned a lower risk rating, eventually resulting in their being regarded as classified loans. A collateral re-evaluation form is completed on all classified loans. This process results in the allocation of specific amounts of the allowance to individual problem loans, generally based on an analysis of the collateral securing those loans. These components are added together and compared to the balance of our allowance at the evaluation date.

            Non-classified loan categories include first mortgage loans on the following types of properties: one-to-four family owner occupied, one-to-four family non-owner occupied, multi family, non-residential, land and land development, and construction. Additional categories include: second mortgage and home equity loans, unsecured commercial business loans, secured commercial business loans, and consumer loans.

             We recorded a $444,000 provision for loan losses during 2001 as a result of our analysis of our current loan portfolios. There were $2.8 million of non-performing loans at December 31, 2001, consisting of $2.0 million in residential real estate mortgage loans, $172,000 in commercial real estate mortgage loans, $468,000 in loans secured by land, and $85,000 in consumer loans. There was also $25,000 in real estate and other property owned. Non-performing loans were somewhat inflated by $1.5 million of loans to two borrowers. We believe we are adequately reserved against any expected losses. At December 31, 2001, our allowance for loan losses equaled 0.59% of net loans receivable compared to 0.41% at December 31, 2000. Non-performing loans totaled $984,000 at December 31, 2000.

            Non-Interest Income. Non-interest income for the year ended December 31, 2001 increased by $750,000, or 58.92% compared to the same period in 2000. The increase was primarily due to a $587,000 increase in gains on the sale of mortgage loans in the secondary market resulting from a $35.3 million increase in loans sold, and a $149,000 increase in the service charges and fees on deposit accounts due to increased numbers of those accounts. In 2000, $22,000 of the $93,000 gain on the sale of loans and in 2001, $381,000 of the $680,000 gain on the sale of loans can be attributed to establishing the originated servicing right asset. This asset, which represents the net present value

NEXT PAGE

of the expected servicing fee income over the life of a loan is recorded as income at the time the loan is sold. It is amortized to expense over the expected life of the loan and offsets the monthly service fee income actually received. Management monitors the prepayment of sold loans and adjusts the amortization of the originated servicing right asset to recognize the repayment and prepayment of sold loans. The originated servicing right asset at December 31, 2001 was $704,000, compared to $449,000 at year-end 2000.

            Non-Interest Expense. Non-interest expense for the year ended December 31, 2001 increased $474,000 over the same period in 2000. The major components of this increase included a $432,000 increase in salaries and employee benefits partly due to the opening of our fifth branch in May, 2001, and also to the transition costs involved in hiring a new president and CEO to replace Mr. Corey who retired at the end of 2001. The decrease in occupancy and equipment expense resulted substantially from finalizing the expected useful life and estimated depreciation expense related to significant construction and renovation projects in 2000 and 2001, and older assets becoming fully depreciated. As the Bank continues to grow and invest in new facilities and equipment, management expects depreciation expense will increase. Increases in other operating expenses generally reflect the additional expenses incurred in connection with the opening of the new branch.

            Income Tax Expense. The Company's income tax provision decreased by $32,000 for the year ended December 31, 2001 compared to the year ended December 31, 2000, due to higher non-taxable income and the effect of apportionment on effective state tax rates.

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

            Our return on average assets was 0.76% for the year ended 2000, compared to 0.77% for the year ended 1999. Return on equity was 9.86% for the year ended 2000, compared to 10.13% for 1999. Average shareholders' equity to total average assets was 7.74% for the year ended 2000, compared to 7.61% for the year ended 1999. During 2000 we paid regular quarterly cash dividends on common stock totaling $466,000 for the year, or $.36 per share, representing a dividend payout ratio, dividends declared per share divided by diluted net income per share, of approximately 24%.

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

NEXT PAGE

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

            Interest expense for the year ended 2000 increased $1.7 million or 16.33% over the same period in 1999. This increase was primarily due to an increase of $17.6 million in average interest-bearing liabilities, consisting of an additional $11.4 million in the average balance of customer deposit accounts and a $6.2 million increase in the average balance of Federal Home Loan Bank advances drawn to fund loan demand. The increase was augmented by an increase in the rate paid on interest bearing liabilities from 4.57% in 1999 to 4.94% in 2000 reflecting the generally higher interest rates over the period as well as the increased competition for deposits.

            Provision for Loan Losses. As mentioned above, we establish our provision for loan losses based on a systematic analysis of risk factors in the loan portfolio. The analysis includes evaluation of concentration of credit, past loss experience, current economic conditions, the amount and composition of the loan portfolio, estimated fair value of the underlying collateral, loan commitments outstanding, delinquencies and industry standards. From time to time, we also use the services of a consultant to assist in the evaluation of our growing commercial loan portfolio. Our analysis results in the allocations of allowance amounts for each loan type. We recorded a $144,000 provision for loan losses during 2000 as a result of our analysis of our current loan portfolios. There were $984,000 of non-performing loans at December 31, 2000, consisting of $362,000 in residential real estate mortgage loans, $179,000 in commercial real estate mortgage loans, $404,000 in loans secured by land, and $31,000 in consumer loans. There was also $8,000 in real estate and other property owned. At December 31, 2000, our allowance for loan losses equaled 0.41% of net loans receivable compared to 0.40% at December 31, 1999. Non-performing loans totaled $993,000 at December 31, 1999.

NEXT PAGE

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

Asset/Liability Management

            We, like other financial institutions, are subject to interest rate risk to the extent that our interest-bearing liabilities reprice on a different basis than our interest-earning assets. The Office of Thrift Supervision ("OTS"), our primary regulator, support the use of a Net Portfolio Value ("NPV") approach to the quantification of interest rate risk. In essence, this approach calculates the difference between the present value of expected cash flows from assets and the present value of expected cash flows from liabilities, as well as cash flows from off balance sheet contracts. An NPV ratio, in any interest rate scenario, is defined as the NPV in that rate scenario divided by the market value of assets in the same scenario - essentially a market value adjusted capital ratio.

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

NEXT PAGE

the use of Federal Home Loan Bank advances to lengthen the effective maturity of our interest-bearing liabilities. In the future, our community banking emphasis, including the origination of commercial business loans, is intended to further increase our portfolio of short-term and/or adjustable rate loans.

            Presented below, as of December 31, 2000 and 2001, is an analysis of our interest rate risk as measured by the effect on NPV caused by instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up and down 300 basis points, and compared to Board policy limits. (One basis point equals one percent.) The Board Limit column indicates the lowest allowable limits for NPV after each interest rate shock. As indicated on the chart, at December 31, 2001, our NPV was 9.73%. Assumptions used in calculating the amounts in this table are OTS assumptions. Subjecting our balance sheet to an instantaneous and sustained 200 basis point positive shift in the yield curve resulted in a NPV ratio of 9.06%. This means the computed impact of a 200 basis point increase in rates is that our ability to generate income would decrease and, as a result, the NPV of our equity would decrease under that interest rate scenario. No information is provided for a negative 200 or 300 basis point shift in interest rates for 2001, due to a low prevailing interest rate environment making such scenarios unlikely.

		At December 31, 2000		At December 31, 2001
Change in Interest Rate	Board Limit Post-shock
		Post-shock	Change	Post-shock	Change
(Basis Points)	NPV Ratio	NPV Ratio	(Basis Points)	NPV Ratio	(Basis Points)
300 bp	6.00%	6.89%	-142 bp	8.45%	-128 bp
200	7.00	7.54	- 77	9.06	- 67
100	8.00	8.01	-31	9.48	-25
0	0.00	8.31		9.73
-100	8.00	8.43	+11	9.72	0
-200	7.00	8.49	+17	0.00	0
-300	6.00	8.77	+45	0.00	0

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

NEXT PAGE

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

        Our primary investing activities are the origination of loans and the purchase of securities. During the years ended December 31, 1999, 2000 and 2001, the Bank originated loans totaling $93.3 million, $79.8 million and $146.9 million respectively.

        During the years ended December 31, 1999, 2000 and 2001, these investment activities were funded primarily by principal repayments and prepayments on loans and maturities of investment securities totaling $55.3 million, $53.2 million, and $117.0 million, respectively. The proceeds from the sale of loans totaled $21.6 million, $13.9 million and $49.0 million for the years ended December 31, 1999, 2000 and 2001, respectively. Sales of available-for-sale securities in 1999 and 2000 generated proceeds of $292,000, $502,000 and respectively. There were no security sales in 2001.

        The major sources of cash from financing activities in the years ended December 31, 1999, 2000 and 2001 were increases in deposits of $12.8 million, $15.1 million and $6.3 million, respectively. In the years ended December 31, 1999 and 2000, financing also was provided by net borrowings of $10.3 million and $7.7 million, respectively. In 2001 we were able to repay borrowings of $9.2 million. We had available lines of credit from the Federal Home Loan Bank equal to $1.0 million at December 31, 1999, 2000 and 2001. We currently use, and intend to continue to use, Federal Home Loan Bank advances as a source of funding for loans when advantageous interest rate risk matches can be found.

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

        Our current internal policy for liquidity is 6% to 8%. Our liquidity ratios at December 31, 1999, 2000 and 2001 were 8.79%, 7.31% and 9.11% respectively. We expect the liquidity level to decline as short-term investment are used to repay Federal Home Loan Bank advances or are used to fund loans or longer term deposits.

NEXT PAGE

        We anticipate that we will have sufficient funds available to meet current loan commitments. At December 31, 2001, we had outstanding commitments to originate loans and available lines of credit totaling $38.3 million and commitments to provide funds to complete current construction projects in the amount of $5.7 million. Certificates of deposit which will mature in one year or less at December 31, 2001 totaled $99.0 million. Based on our experience, our certificates of deposit have been a relatively stable source of long-term funds as such certificates are generally renewed upon maturity since we have established long-term banking relationships with its customers. Therefore, we believe a significant portion of such deposits will remain with us, although this cannot be assured.

        LSB Financial also has a need for, and sources of liquidity. Liquidity is required to fund its operating expenses, fund stock repurchase programs, as well as for the payment of dividends to shareholders. At December 31, 2001, LSB Financial had $173,000 in liquid assets on hand. The primary source of liquidity on an ongoing basis is dividends from Lafayette Savings. Dividends totaling $701,000 were paid from Lafayette Savings to LSB Financial during the year ended December 31, 2001. For the year ended December 31, 2000, LSB Financial paid dividends to shareholders totaling $532,000.

NEXT PAGE

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

        This document, including information included or incorporated by reference, contains, and future filings by LSB Financial on Form 10-KSB, Form 10-QSB and Form 8-K and future oral and written statements by LSB Financial and our management may contain, forward-looking statements about LSB Financial and its subsidiaries which we believe are within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, statements with respect to anticipated future operating and financial performance, growth opportunities, interest rates, cost savings and funding advantages expected or anticipated to be realized by management. Words such as "may", "could", "should", "would", "believe", "anticipate", "estimate", "expect", "intend", "plan" and similar expressions are intended to identify forward-looking statements. Forward-looking statements by LSB Financial and its management are based on beliefs, plans, objectives, goals, expectations, anticipations, estimates and intentions of management and are not guarantees of future performance. We disclaim any obligation to update or revise any forward-looking statements based on the occurrence of future events, the receipt of new information or otherwise. The important factors we discuss below and elsewhere in this document, as well as other factors discussed under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this document and identified in our filings with the SEC and those presented elsewhere by our management from time to time, could cause actual results to differ materially from those indicated by the forward-looking statements made in this document:

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
    inflation, interest rate, market and monetary fluctuations;
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
    the impact of technological changes;
    acquisitions;
    changes in consumer spending and saving habits; and
    our success at managing the risks involved in the foregoing.

NEXT PAGE

CROWE CHIZEK

REPORT OF INDEPENDENT AUDITORS

Board of Directors
LSB Financial Corp.
Lafayette, Indiana

We have audited the accompanying consolidated statements of financial condition of LSB Financial Corp. as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three year period ended December 31, 2001. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LSB Financial Corp. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

/s/Crowe, Chizek and Company LLP Crowe, Chizek and Company LLP

Indianapolis, Indiana
January 29, 2002

NEXT PAGE

LSB FINANCIAL CORP.
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
December 31, 2000 and 2001
(Dollars in thousands, except per share data)

	2000	2001
ASSETS
Cash and due from banks	$ 1,231	$ 2,478
Short-term investments	7,912	12,314
Cash and cash equivalents	9,143	14,792
Available-for-sale securities	11,590	10,733
Loans held for sale	88	4,074
Loans, net of allowance ($1,028 and $1,432)	248,168	238,165
Office properties and equipment - net	6,509	7,095
Federal Home Loan Bank stock, at cost	3,525	3,525
Accrued interest receivable and other assets	3,202	2,579
	$282,225	$280,963
LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
Deposits	$189,700	$195,952
Advances from Federal Home Loan Bank	69,498	60,345
Accrued interest payable and other liabilities	1,278	1,261
	260,459	257,575
Shareholders' equity
Common stock ($.01 par value - 7,000,000 shares authorized; 1,391,096 and 1,378,846 shares issued)	14	14
Additional paid-in capital	8,379	8,279
Retained earnings	13,790	15,422
Unamortized cost of recognition and retention plan	(74)	(138)
Unearned shares held by employee stock ownership plan	(348)	(282)
Accumulated other comprehensive income	5	93
	21,766	23,388
	$282,225	$280,963

See accompanying notes.

NEXT PAGE

LSB FINANCIAL CORP.
CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31, 1999, 2000 and 2001
(Dollars in thousands, except per share data)

	1999	2000	2001
Interest income

Loans, including related fees	$17,376	$19,476	$20,401
Taxable securities	776	791	632
Tax exempt securities	109	182	256
Other	231	197	250
	18,492	20,646	21,539
Interest expense
Deposits	7,154	8,232	8,841
Borrowings	3,290	3,917	4,098
	10,444	12,149	12,939
Net interest income	8,048	8,497	8,600
Provision for loan losses	120	144	444
Net interest income after provision for loan losses	7,928	8,353	8,156
Noninterest income
Deposit account service charges and fees	590	604	753
Net gain on mortgage loans originated for sale	159	93	680
Net gain on securities	2	2	1
Other	486	574	589
	1,237	1,273	2,023
Noninterest expense
Salaries and employee benefits	2,984	3,256	3,688
Occupancy and equipment, net	879	978	833
Computer service	253	297	299
Advertising	497	389	399
Other	1,401	1,419	1,594
	6,014	6,339	6,813
Income before income taxes	3,151	3,287	3,366
Income tax provision	1,227	1,235	1,203
Net income	$1,924	$2,052	$2,163
Earnings per share	$ 1.47	$ 1.55	$ 1.62
Earnings per share, assuming dilution	1.43	1.52	1.59

See accompanying notes.

NEXT PAGE

LSB FINANCIAL CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Years ended December 31, 1999, 2000 and 2001
(Dollars in thousands, except per share data)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Benefit Plans	Accumulated Other Comprehensive Income/(loss)	Total
Balance, January 1, 1999	$ 9	$ 8,064	$ 10,703	$ (644)	$ 62	$ 18,194
Comprehensive income
Net income	-	-	1,924	-	-	1,924
Change in net unrealized gain (loss)	-	-	-	-	(162)	(162)
Total comprehensive income	-	-	-	-	-	1,762
Adjustment for stock split (459,365 shares issued)	5	(5)	-	-	-	-
Exercise of stock options (2,380 shares)	-	28	-	-	-	28
Grant of RRP shares (2,127 shares)	-	40	-	(40)	-	-
RRP amortization expense	-	-	-	97	-	97
Employee stock ownership plan-shares earned	-	138	-	74	-	212
Acquisition and retirement of treasury stock (2,100 shares)	-	(60)	-	-	-	(60)
Dividends paid ($.32 per share)	-	-	(423)	-	-	(423)
Balance, December 31, 1999	14	8,205	12,204	(513)	(100)	19,810
Comprehensive income
Net income	-	-	2,052	-	-	2,052
Change in net unrealized gain (loss)	-	-	-	-	105	105
Total comprehensive income	-	-	-	-	-	2,157
Exercise of stock options (4,765 shares)	-	44	-	-	-	44
Grant of RRP shares (7,000 shares)	-	88	-	(88)	-	-
Forfeiture of RRP shares (2,127 shares)	-	(35)	-	35	-	-
RRP amortization expense	-	-	-	74	-	74
Employee stock ownership plan-shares earned	-	77	-	70	-	147
Dividends paid ($.36 per share)	-	-	(466)	-	-	(466)
Balance, December 31, 2000	14	8,379	13,790	(422)	5	21,766

(Continued)

NEXT PAGE

LSB FINANCIAL CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Years ended December 31, 1999, 2000 and 2001
(Dollars in thousands, except per share data)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Benefit Plans	Accumulated Other Comprehensive Income/(loss)	Total
Balance, December 31, 2000	$ 14	$ 8,379	$13,790	$ (422)	$ 5	$21,766
Comprehensive income
Net income	-	-	2,163	-	-	2,163
Change in net unrealized gain (loss)	-	-	-	-	88	88
Total comprehensive income	-	-	-	-	-	2,251
Exercise of stock options (850 shares)	-	8	-	-	-	8
Grant of RRP shares (10,000 shares)	-	146	-	(146)	-	-
Forfeiture of RRP shares (5,600 shares)	-	(70)	-	70	-	-
RRP amortization expense	-	-	-	11	-	11
Employee stock ownership plan-shares earned	-	86	-	67	-	153
Acquisition and retirement of treasury stock (17,500 shares)	-	(270)	-	-	-	(270)
Dividends paid ($.40 per share)	-	-	(531)	-	-	(531)
Balance December 31, 2001	$ 14	$ 8,279	$15,422	$ (420)	$ 93	$23,388

See accompanying notes.

NEXT PAGE

LSB FINANCIAL CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 1999, 2000 and 2001
(Dollars in thousands)

	1999	2000	2001
Cash flows from operating activities
Net income	$1,924	$2,052	$2,163
Adjustments to reconcile net income to net cash from operating activities
Depreciation	446	557	358
Net amortization on securities	54	8	2
Provision for loan losses	120	144	444
Gain on securities	(2)	(2)	(1)
Employee stock ownership plan - shares earned	212	147	153
Changes in assets and liabilities
Loans held for sale	2,446	160	(3,986)
Accrued interest receivable and other assets	(162)	(317)	576
Accrued interest payable and other liabilities	(382)	307	17
Net cash from operating activities	4,656	3,056	(274)
Cash flows from investing activities
Proceeds from the maturity and paydown of available-for-sale securities	2,843	2,368	5,891
Purchase of available-for-sale securities	(1,486)	(3,587)	(4,889)
Proceeds from sales of available-for-sale securities	292	502	-
Purchase of Federal Home Loan Bank stock	(313)	(387)	-
Loans made to customers net of payments received	(26,582)	(25,198)	9,559
Purchase of premises and equipment	(701)	(1,006)	(944)
Net cash from investing activities	(25,947)	(27,308)	9,617
Cash flows from financing activities
Net change in deposits	12,836	15,083	6,252
Proceeds from Federal Home Loan Bank advances	46,500	43,300	3,660
Payments on advances from Federal Home Loan Bank	(36,242)	(35,560)	(12,813)
Dividends paid	(423)	(466)	(531)
Stock options exercised	28	44	8
Purchase of treasury stock	(60)	-	(270)
Net cash from financing activities	22,639	22,401	(3,694)
Net change in cash and cash equivalents	1,348	(1,851)	5,649
Cash and cash equivalents at beginning of period	9,646	10,994	9,143
Cash and cash equivalents at end of period	$10,994	$9,143	$14,792
Cash paid during the period for:
Interest	$10,407	$12,100	$12,990
Income taxes	1,170	1,033	1,247

See accompanying notes.

NEXT PAGE

LSB FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1999, 2000 and 2001
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

Use of Estimates: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The allowance for loan losses and fair values of financial instruments are particularly subject to change.

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

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs

(Continued)

NEXT PAGE

LSB FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1999, 2000 and 2001
(Dollars in thousands, except per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

less recoveries. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed

A loan is impaired when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage, consumer, and credit card loans, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral.

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
December 31, 1999, 2000 and 2001
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
December 31, 1999, 2000 and 2001
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

New Accounting Pronouncement: A new accounting standard requires all businesses combinations to be recorded using the purchase method of accounting for any transaction initiated after June 30, 2001. Under the purchase method, all identifiable tangible and intangible assets and liabilities of the acquired company must be recorded at fair value at date of acquisition, and the excess of cost over fair value of net assets acquired is recorded as goodwill. Identifiable intangible assets must be separated from goodwill. Identifiable intangible assets with finite useful lives will be amortized under the new standard, whereas goodwill, both amounts previously recorded and future amounts purchased, will cease being amortized starting in 2002. Annual impairment testing will be required for goodwill with impairment being recorded if the carrying amount of goodwill exceeds its implied fair value. Adoption of this standard on January 1, 2002 will not have a material effect on the Company's financial statements.

NOTE 2 - AVAILABLE-FOR-SALE SECURITIES

The fair values of securities at year-end and the related unrealized gains and losses recorded in accumulated other comprehensive income are as follows:

	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
2000
Obligations of the U.S.
Government and its agencies	$ 1,494	$ 19	$ (1)
Mortgage-backed securities	3,044	15	(31)
States and political subdivisions	4,773	16	(2)
Corporate securities and commercial paper	2,279	-	(8)
	$11,590	$ 50	$ (42)

(Continued)

NEXT PAGE

LSB FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1999, 2000 and 2001
(Dollars in thousands, except per share data)

NOTE 2 - AVAILABLE-FOR-SALE SECURITIES (Continued)

	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
2001
Obligations of the U.S.
Government and its agencies	$ 2,618	$ 55	$ (11)
Mortgage-backed securities	2,448	52	(3)
States and political subdivisions	4,129	44	(11)
Corporate securities and commercial paper	1,538	29	-
	$10,733	$ 180	$ (25)

The fair value of securities at December 31, 2001, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

Due in one year or less	$2,196
Due after one year through five years	4,023
Due after five years through ten years	1,831
Due after ten years	235
Mortgage-backed securities	2,448
$10,733

The sale of available-for-sale securities during 1999 and 2000 generated gross gains of $2 each year and no losses. Calls of securities in 2001 resulted in gross gains of $1.

(Continued)

NEXT PAGE

LSB FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1999, 2000 and 2001
(Dollars in thousands, except per share data)

NOTE 3 - LOANS RECEIVABLE

Year-end loans consisted of the following:

	2000	2001
Mortgage loans secured by:
One-to-four family residences	$142,273	$127,399
Multi-family residences	28,032	29,036
Commercial real estate	35,337	35,754
Construction and development	25,915	27,554
Home equity lines of credit	12,134	12,478
Commercial business loans	5,531	8,049
Consumer loans	5,835	5,200
Gross loans receivable	255,057	245,470
Undisbursed portion of loans in process	(5,704)	(5,683)
Deferred loan fees, net	(157)	(190)
Allowance for loan losses	(1,028)	(1,432)
	$248,168	$238,165

Mortgage loans serviced principally for the Federal Home Loan Mortgage Corporation are not included in the accompanying statements of financial condition. The unpaid principal balances of such loans were $59,558 and $84,514 at December 31, 2000 and 2001.

Activity for capitalized mortgage servicing rights was as follows:

	1999	2000	2001
Beginning of year	$423	$481	$449
Additions	145	22	381
Amortized to expense	(87)	(54)	(126)
End of year	$481	$449	$704

No valuation allowance was deemed necessary at December 31, 2001.

Certain executive officers and directors are loan customers of the Bank. Total loans outstanding to these individuals or their associates were $415 and $191 at December 31, 2000 and 2001.

(Continued)

NEXT PAGE

LSB FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1999, 2000 and 2001
(Dollars in thousands, except per share data)

NOTE 3 - LOANS RECEIVABLE (Continued)

Activity in the allowance for loan losses was as follows:

	1999	2000	2001
Beginning balance	$1,578	$894	$1,028
Provision for loan losses	120	144	444
Loan charge-offs	(804)	(15)	(43)
Recoveries	-	5	3
Ending balance	$894	$1,028	$1,432

Information about impaired loans is as follows:

	1999	2000	2001
Year-end loans with no allowance for loan losses allocated	$ -	$ -	$ -
Year-end loans with allowance for loan losses allocated	-	-	826
Amount of the allowance allocated	-	-	300
Average of impaired loans during the year	2,067	-	165
Interest income recognized during impairment	14	-	-
Cash-basis interest income recognized	14	-	-

NOTE 4 - OFFICE PROPERTIES AND EQUIPMENT

Office properties and equipment is as follows at year-end:

	2000	2001
Land	$1,326	$1,326
Office buildings and improvements	5,482	5,929
Furniture and equipment	2,004	2,484
	8,812	9,739
Less accumulated depreciation and amortization	2,303	2,644
	$6,509	$7,095

(Continued)

NEXT PAGE

LSB FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1999, 2000 and 2001
(Dollars in thousands, except per share data)

NOTE 5 - DEPOSITS

Deposits at year-end are summarized as follows:

	2000		2001
	Amount	Percent	Amount	Percent
Non interest-bearing deposits	$ 8,345	4.4%	$10,233	5.22%
NOW accounts	31,084	16.4	35,656	18.20
Savings accounts	14,875	7.8	16,449	8.39
	54,304	28.6	62,338	31.81
Certificates of deposit
2.00% to 3.99%	279.2		47,228	24.11
4.00% to 5.99%	65,016	34.3	49,925	25.16
6.00% to 7.99%	70,101	36.9	37,091	18.92
	135,396	71.4	133,614	68.19
	$189,700	100.0%	$195,952	100.0%

At December 31, 2001, scheduled maturities of certificates of deposit are as follows:

2002	$ 98,988
2003	22,376
2004	7,207
2005	425
2006	4,618
$133,614

Time deposits of $100 or more were $24,595 and $29,065 at December 31, 2000 and 2001.

(Continued)

NEXT PAGE

LSB FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1999, 2000 and 2001
(Dollars in thousands, except per share data)

NOTE 6 - ADVANCES FROM FEDERAL HOME LOAN BANK

Advances from the Federal Home Loan Bank (FHLB) require monthly interest payments and are secured by a blanket pledge of the Bank's eligible securities and mortgage loans. At December 31, 2001, the year of final maturity and the current weighted average interest rate of FHLB advances were as follows:

Year	Weighted Average Interest Rate	Principal Balance
2002	5.79	$13,660
2003	6.35	15,000
2004	7.34	2,500
2005	7.30	4,300
2007	6.73	2,000
2008	5.19	5,385
2009	5.21	4,000
2010	6.03	10,000
2011	4.66	3,500
		$60,345

$22,500 of the advances may, at certain dates, be converted to adjustable rate advances by the FHLB. If converted, the advances may be prepaid without penalty. Except for the advances with a final maturity of 2008, advances are due in full at maturity. These amortizing advances have required principal payments during the next five years of $508 (2002), $622 (2003), $544 (2004), $475 (2005), $415 (2006) and $362 (2007).

(Continued)

NEXT PAGE

LSB FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1999, 2000 and 2001
(Dollars in thousands, except per share data)

NOTE 7 - CAPITAL REQUIREMENTS AND DIVIDEND RESTRICTIONS

The Bank is subject to various regulatory capital requirements administered by its primary regulator, the Office of Thrift Supervision (OTS) and by the Federal Deposit Insurance Corporation (FDIC). Failure to meet minimum capital requirements can result in certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the financial statements. These guidelines and the regulatory framework for prompt corrective action involve quantitative measures of capital, assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices as well as qualitative judgments by the regulators about components, risk weightings, and other factors. The Bank's deposit insurance premium rate is also based, in part, on these requirements. At December 31, 2000 and 2001, the Bank's actual and required minimum capital ratios were as follows:

			OTS For Capital		FDIC To Be Well Capitalized Under Corrective Action

	Actual		Adequacy Purposes		Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Capital (to Risk Weighted Assets)
2001	$23,789	11.71%	$16,249	8.0%	$20,311	10.0%
2000	21,719	11.44	15,183	8.0	18,979	10.0
Tier I Capital (to Risk Weighted Assets)
2001	$22,357	11.01%	$8,125	4.0%	$12,187	6.0%
2000	20,718	10.92	7,591	4.0	11,387	6.0
Tier 1 (Core) Capital (to Adjusted Assets)
2001	$22,357	7.95%	$8,436	3.0%	$14,060	5.0%
2000	20,718	7.35	8,459	3.0	14,099	5.0
Tangible Capital (to Adjusted Assets)
2001	$22,357	7.95%	$4,218	1.5%	N/A	N/A
2000	20,718	7.35	4,230	1.5	N/A	N/A

At December 31, 2000 and 2001, the Bank's capital ratios result in its being designated a well capitalized institution.

(Continued)

NEXT PAGE

LSB FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1999, 2000 and 2001
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

The following pro forma information presents net income and earnings per share had the fair value method been used to measure compensation cost.

	1999	2000	2001
Pro forma net income	$1,845	$1,988	$2,145
Pro forma earnings per share	1.41	1.50	1.61
Pro forma diluted earnings per share	1.37	1.48	1.57

(Continued)

NEXT PAGE

LSB FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1999, 2000 and 2001
(Dollars in thousands, except per share data)

NOTE 8 - BENEFIT PLANS (Continued)

Information about stock options is as follows:

	1999		2000		2001
	Options	Weighted Average Price per Share	Options	Weighted Average Price per Share	Options	Weighted Average Price per Share
Beginning of year	123,457	$ 9.76	128,603	$10.36	132,346	$10.47
Granted	9,000	18.23	11,700	12.43	10,000	14.56
Exercised	(3,060)	9.30	(4,765)	9.30	(850)	9.30
Forfeited	(794)	9.30	(3,192)	9.30	(10,200)	12.49
End of year	128,603	10.36	132,346	10.47	131,296	10.48
Weighted average remaining option life	6.1 years		5.4 years		4.5 years
Price range of options
$9.30 - $12.50 per share	112,796		118,540		117,490
$17.46 - $19.00 per share	15,807		13,806		13,806
	128,603		132,346		131,296

Options exercisable at year-end are as follows:

	Number of Options	Weighted-Average Per Share Exercise Price
1999	92,958	$9.54
2000	111,642	9.67
2001	113,892	9.87

(Continued)

NEXT PAGE

LSB FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1999, 2000 and 2001
(Dollars in thousands, except per share data)

NOTE 8 - BENEFIT PLANS (Continued)

The fair values of options granted were estimated using the following weighted average information:

	1999	2000	2001
Risk free interest rate	5.38%	5.16%	4.51%
Annual dividend yield	1.68	2.90	2.75
Volatility of stock price	.15	.23	.21
Expected life	7 years	7 years	7 years
Computed fair value	$7.13	$3.06	$3.47

The LSB Recognition and Retention Plan (RRP) has awarded stock to certain officers and directors of the Company. Stock awarded under the RRP is restricted as to certain rights at the time of issuance. These restrictions are removed over a 5 year period. If an employee leaves LSB prior to vesting, the remaining restricted shares are returned to the Company. During 2001, 5,600 shares were forfeited by RRP participants. The cost of awarded shares is amortized over the vesting period. Expense recorded for the RRP totaled $97, $74 and $12 for 1999, 2000 and 2001.

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

The following table presents information about the ESOP at year-end or for the year:

	1999	2000	2001
Shares earned for the year	12,312	11,709	11,105
Shares allocated to participants at year-end	46,871	56,721	67,827
Shares committed to be released at year-end	12,312	11,709	11,105
Unearned shares at year-end	69,168	57,456	46,344
Fair value of unearned shares at year-end	$ 908	$ 689	$ 753
Expense recognized for the year	212	147	153

(Continued)

NEXT PAGE

LSB FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1999, 2000 and 2001
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

At year-end these financial instruments are summarized as follows:

	2000	2001
Commitments to extend credit:
Fixed rate	$ 1,431	$ 4,908
Variable rate	4,169	6,319
Unused portions of lines of credit	23,794	27,092
Standby letters of credit	976	358

The commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established under the contract. Generally, such commitments are for no more than 60 days. At December 31, 2001, the fixed rate loan commitments were at rates ranging from 6.0% to 8.0%. Unused portions of lines of credit include balances available on commercial, home equity and credit card loans and are variable rate.

Since many commitments to make loans expire without being used, the amounts do not necessarily represent future cash commitments. Collateral obtained upon exercise of the commitment is determined using management's credit evaluation of the borrower.

NOTE 10 - INCOME TAXES

An analysis of the income tax provision is as follows:

	Year Ended December 31,
	1999	2000	2001
Current provision	$ 774	$1,331	$ 1,151
Deferred provision (benefit)	453	(96)	52
	$ 1,227	$ 1,235	$ 1,203

(Continued)

NEXT PAGE

LSB FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1999, 2000 and 2001
(Dollars in thousands, except per share data)

NOTE 10 - INCOME TAXES (Continued)

The difference between the financial statement income tax provision and the amount computed by applying the statutory federal tax rate of 34% to income before income taxes is reconciled as follows:

	Year Ended December 31,
	1999	2000	2001
Income tax provision computed at statutory rate	$1,071	$1,118	$1,144
Add (subtract) tax effect of
Low income housing credit	(49)	(49)	(45)
Tax exempt income	(30)	(51)	(71)
State tax expense (net of federal tax benefit)	157	177	143
ESOP expense	47	26	30
Other	31	14	2
	$1,227	$1,235	$1,203

The net deferred tax asset/(liability) recorded at December 31, 2000 and 2001 is comprised of the following:

	2000	2001
Deferred tax assets from:
Bad debt deductions	$293	$410
Loan fee income	6	5
Deferred compensation	66	66
	365	481
Deferred tax liability from:
Fixed asset depreciation	(263)	(372)
Net unrealized gain on securities	(3)	(62)
Mortgage servicing rights	(176)	(277)
Other	(238)	(196)
	(680)	(907)
Valuation allowance for deferred tax assets	-	-
Net deferred tax asset/(liability)	$(315)	$(426)

(Continued)

NEXT PAGE

LSB FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1999, 2000 and 2001
(Dollars in thousands, except per share data)

NOTE 10 - INCOME TAXES (Continued)

Federal income tax laws provided additional bad debt deductions through 1987, totaling $1,861. Accounting standards do not require a deferred tax liability to be recorded on this amount, which liability otherwise would total $744 at December 31, 2001. If the Bank were liquidated or otherwise ceases to be a bank or if tax laws were to change, this amount would be expensed. Under 1996 tax law changes, bad debts are based on actual loss experience and tax bad debt reserves accumulated since 1987 are to be reduced. This requires payment of approximately $44 annually for six years beginning in 1998.

NOTE 11 - EARNINGS PER SHARE

The following table presents the data used to compute earnings per share:

	1999	2000	2001
Weighted average shares outstanding during the year	1,305,149	1,324,161	1,335,213
Dilutive effect of potential shares	42,867	22,799	28,587
Shares used to compute diluted earnings per share	1,348,016	1,346,960	1,363,800

During 2000 and 2001, there were 13,803 and 23,803 options that were antidilutive and were not considered in computing diluted earnings per share.

(Continued)

NEXT PAGE

LSB FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1999, 2000 and 2001
(Dollars in thousands, except per share data)

NOTE 12 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial instruments at year-end are as follows, in thousands.

	2000		2001
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Cash and short-term investments	$ 9,143	$ 9,143	$ 14,792	$ 14,792
Available-for-sale securities	11,590	11,590	10,733	10,733
Federal Home Loan Bank stock	3,525	3,525	3,525	3,525
Loans (net)	248,256	250,468	242,239	250,661
Accrued interest receivable	1,719	1,719	1,487	1,487
Financial liabilities
Deposits	(189,700)	(189,948)	(195,952)	(198,189)
Federal Home Loan Bank advances	(69,498)	(69,779)	(60,345)	(62,443)
Accrued interest payable	(262)	(262)	(212)	(212)

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
December 31, 1999, 2000 and 2001
(Dollars in thousands, except per share data)

NOTE 13 - PARENT COMPANY FINANCIAL STATEMENTS

Presented below are the condensed balance sheets and the related condensed statements of income and cash flows for the parent company.

CONDENSED BALANCE SHEETS
December 31, 2000 and 2001

	2000	2001
ASSETS
Short-term investments	$ 51	$ 173
Investment in the Bank	20,722	22,450
Available-for-sale securities	241	235
Loan to ESOP	411	343
Other assets	341	187
	$21,766	$23,388
LIABILITIES	$ -	$ -
SHAREHOLDERS' EQUITY	21,766	23,388
	$21,766	$23,388

CONDENSED STATEMENTS OF INCOME
For the years ended December 31, 1999, 2000 and 2001

	1999	2000	2001
Operating income
Dividends from the Bank	$ 520	$ 316	$ 700
Other operating income	36	15	15
Operating expenses	(132)	(132)	(168)
Income tax benefit	45	54	65
Income before equity in undistributed income of the Bank	469	253	612
Equity in undistributed income of the Bank	1,455	1,799	1,551
Net income	$1,924	$2,052	$2,163

(Continued)

NEXT PAGE

LSB FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1999, 2000 and 2001
(Dollars in thousands, except per share data)

NOTE 13 - PARENT COMPANY FINANCIAL STATEMENTS (Continued)

CONDENSED STATEMENTS OF CASH FLOWS
For the years ended December 31, 1999, 2000, and 2001

	1999	2000	2001
Cash flows from operating activities
Net income	$1,924	$2,052	$2,163
Adjustments to reconcile net income to net cash from operating activities
Equity in undistributed income of the Bank	(1,455)	(1,799)	(1,551)
Change in other assets	60	(146)	153
Net cash from operating activities	529	107	765
Cash flows from investing activities
Proceeds from the paydown of available-for- sale securities	12	(3)	6
Proceeds from repayment of the loan to ESOP	103	69	68
Net cash from investing activities	115	66	74
Cash flows from financing activities
Issuance of RRP shares, net of forfeitures	40	53	76
Dividends paid	(423)	(466)	(531)
Stock options exercised	28	44	8
Repurchase of treasury stock	(60)	-	(270)
Net cash from financing activities	(415)	(369)	(717)
Net changes in cash equivalents	229	(196)	122
Cash equivalents at beginning of year	18	247	51
Cash equivalents at end of year	$247	$51	$173

(Continued)

NEXT PAGE

LSB FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1999, 2000 and 2001
(Dollars in thousands, except per share data)

NOTE 14 – OTHER COMPREHENSIVE INCOME

Other comprehensive income components and related taxes were as follows:

	1999	2000	2001
Unrealized holding gains and losses on available-for-sale securities	$(268)	$176	$148
Less reclassification adjustments for gains and losses later recognized in income	(2)	(2)	(1)
Net unrealized gains and losses	(270)	174	147
Tax effect	108	69	(59)
Other comprehensive income/(loss)	$(162)	$105	$88

NEXT PAGE

LSB FINANCIAL CORP.

and

Lafayette Savings Bank, FSB

Directors and Executive Officers

Directors

Randolph F. Williams
President and Chief Executive Officer,
  LSB Financial and Lafayette Savings

Mariellen M. Neudeck
Chairman of the Board, LSB Financial and
 Lafayette Savings
Vice President, Greater Lafayette
 Health Services, Inc., retired

James A. Andrew
President and Owner, Henry Poor Lumber
Co. and Homeworks

Mary Jo David
Vice President, Chief Financial Officer
and Secretary-Treasurer of LSB Financial
and Lafayette Savings

Harry A. Dunwoody
Senior Vice President of LSB Financial and
 Lafayette Savings

Philip W. Kemmer
Transportation Supervisor,
Lafayette School Corp.

Thomas R. McCully
Partner, Stuart & Branigin

Peter. Neisel
Owner, President and CEO, Schwab Corp.

Jeffrey A. Poxon
Senior Vice President, Investments and
Chief Investment officer, The Lafayette Life
Insurance Company

Charles W. Shook
President, The Shook Agency

Executive Officers Randolph F. Williams President and Chief Executive Officer Harry A. Dunwoody Senior Vice President	Mary Jo David Vice President, Chief Financial Officer and Secretary-Treasurer

NEXT PAGE

SHAREHOLDER INFORMATION

Corporate Office

101 Main Street
Lafayette, Indiana 47902

Branch Offices

1020A Sagamore Park Centre
West Lafayette, IN 47906

1501 Sagamore Parkway North
Lafayette, Indiana 47905

833 Twyckenham Boulevard
Lafayette, Indiana 47905

3510 S.R. 38 E
Lafayette, IN 47905

Independent Auditors

Crowe, Chizek and Company LLP
3815 River Crossing Parkway, Suite 300
P.O. Box 40977
Indianapolis, Indiana 46240-0977

Transfer Agent

Computershare Investor Services
12039 West Alameda Parkway
Lakewood, Colorado 80228

Local Counsel

Stuart & Branigin
300 Main Street, Suite 800
Lafayette, Indiana 47902

Special Counsel

Silver, Freedman & Taff, L.L.P.
1700 Wisconsin Avenue, N.W.
Washington, D.C. 20007

Form 10-KSB Report

            A copy of LSB Financial's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2001 including financial statements, as filed with the SEC will be furnished without charge to shareholders of LSB Financial upon written request to the Secretary, LSB Financial Corp., 101 Main Street, P.O. Box 1628, Lafayette, Indiana 47902.

NEXT PAGE

Common Stock

           As of December 31, 2001, there were approximately 1,088 holders of record of LSB Financial Common Stock and 1,378,846 shares of issued and outstanding common stock. LSB Financial's stock is quoted on the Nasdaq National Stock Market under the symbol "LSBI."

           The following table sets forth, for the periods shown, the high and low prices of the common stock and cash dividends per share declared. All amounts have been adjusted to reflect stock dividends and stock splits declared by the Company to date.

Quarter Ended	High	Low	Cash Dividends Declared
March 31, 2000	$15.00	$11.00	$0.09
June 30, 2000	12.625	11.00	0.09
September 30, 2000	14.4375	12.50	0.09
December 31, 2000	13.00	11.625	0.09
March 31, 2001	13.50	11.875	0.10
June 30, 2001	13.90	12.21	0.10
September 30, 2001	14.80	12.80	0.10
December 31, 2001	16.35	14.70	0.10

           Dividend payment decisions are made with consideration of a variety of factors including earnings, financial condition, market considerations and regulatory restrictions. Restrictions on dividend payments are described in Note 7 of the Notes to Consolidated Financial Statements included in this Annual Report.

NEXT PAGE