Form 10KSB, Exhibit 13
period 2002-12-31
LSB FINANCIAL CORP
filed 2003-03-31
CIK 930405

LSB Financial Corp.

2002 Annual Report

NEXT PAGE

LSB FINANCIAL CORP.

TABLE OF CONTENTS
Letter to Shareholders	2
Selected Financial Information	3
Management's Discussion and Analysis	5
Disclosure Regarding Forward-looking Statements	18
Auditors' Report	19
Consolidated Financial Statements	20
Directors and Executive Officers	45
Shareholder Information	46

FINANCIAL HIGHLIGHTS
December 31, 2002
(Dollars in Thousands)
Total assets	$319,097
Total loans, net of allowance	277,897
Securities and short term investments	26,136
Deposits	221,590
Borrowings	70,473
Net Income	2,715
Shareholders' equity	25,502
Shareholders' equity as percent of assets	7.99%

ANNUAL MEETING

    The Annual Meeting of Shareholders of LSB
    Financial Corp. will be held April 16, 2003 at 9:00
    a.m. local time at the Riehle Plaza, located at 200
    N. Second Street, Lafayette, Indiana.

NEXT PAGE

LSB FINANCIAL CORP.

March 14, 2003

Dear Shareholders:

            We are extremely pleased to present you with our results from 2002. We achieved several records and reached one noteworthy milestone in 2002. These achievements included record earnings of $2.7 million, up 25% over 2001; record return on equity of 10.99% and record diluted earnings per share of $1.97, 24% higher than in 2001. The milestone was reaching $300 million in asset size. At December 31, 2002, our assets totaled $319 million, an increase of $38 million from 2001. In addition, we originated over $188 million in loans in 2002, and sold over $55 million of these loans in the secondary market, generating $984,000 in gains. As I said, we were very pleased.

            Our management team went into this year challenged with ambitious goals. They set strategies, followed through and produced remarkable results. But a management team can't do it alone. The entire staff of the bank joined in an effort, which will continue into the foreseeable future, to realize "e-cubed" - exceeding expectations everyday. We will only be satisfied when we have made every customer's banking experience exceed their expectations.

            We spend a considerable amount of time monitoring the effect of the sluggish national economy on Greater Lafayette. While our economy is generally quite resilient due to the presence of the county government, Purdue University and a healthy representation of manufacturing and high-tech firms, we aren't completely immune to a prolonged downturn. Therefore management diligently monitors asset quality for signs of decline. Because this analysis has identified some weakening in asset quality, we have prudently and proactively increased the allowance for loan losses to $2.0 million, an increase of $564,000 over the balance at December 31, 2001, to .72% of total loans, compared to .59% at year end 2001. As a community bank, we continue to work with our customers who are temporarily affected by the slowdown.

            All of these accomplishments should be good news to you, our shareholders, because they will ultimately produce consistent returns on your investment. An enthusiastic management team and staff delivering excellent customer service and innovative products has been shown to be a successful way to enhance long-term shareholder value.

The management team, the board of directors and the employees thank you for your continued support. We are looking forward to meeting the challenges again in 2003.

Respectfully,

/s/ Randolph F. Williams

Randolph F. Williams
President and Chief Executive Officer

NEXT PAGE

SELECTED FINANCIAL INFORMATION

            The following financial information does not purport to be complete and is qualified in its entirety by reference to the more detailed financial information contained elsewhere herein.

	December 31,
	1998	1999	2000	2001	2002
Selected Financial Condition Data
Total assets	$232,811	$257,139	$282,225	$280,963	$319,097
Loans receivable, net	199,346	223,362	248,256	242,239	277,897
Securities available-for-sale	12,675	10,704	11,590	10,733	11,779
Short-term investments	8,254	7,500	7,912	12,314	14,357
Deposits	161,781	174,617	189,700	195,952	221,590
Total borrowings	51,656	61,879	69,498	60,345	70,473
Shareholders' equity (net)	18,194	19,810	21,766	23,388	25,502

	December 31,
	1998	1999	2000	2001	2002
Selected Operations Data:
Total interest income	$ 17,036	$ 18,492	$ 20,646	$ 21,539	$ 20,098
Total interest expense	9,827	10,444	12,149	12,939	9,930
Net interest income	7,209	8,048	8,497	8,600	10,168
Provision for loan losses	104	120	144	444	700
Net interest income after provision for loan losses	7,105	7,928	8,353	8,156	9,468
Deposit account service charges	551	590	604	753	707
Gain (loss) on sales of mortgage loans	425	159	93	680	984
Gain (loss) on sales of securities	9	2	2	1	---
Other non-interest income	339	486	574	589	445
Total non-interest income	1,324	1,237	1,273	2,023	2,136
Total non-interest expense	5,497	6,014	6,339	6,813	7,197
Income before taxes	2,932	3,151	3,287	3,366	4,407
Income taxes	1,192	1,227	1,235	1,203	1,692
Net income	$ 1,740	$ 1,924	$ 2,052	$ 2,163	$ 2,715
Earnings per share	$ 1.30	$ 1.47	$ 1.55	$ 1.62	$ 2.03
Earnings per share, assuming dilution	1.25	1.43	1.52	1.59	1.97
Dividends paid per share	.27	.32	.36	.40	.44

NEXT PAGE

	December 31,
	1998	1999	2000	2001	2002
Selected Financial Ratios and Other Data:
Performance Ratios:
Return on assets (ratio of net income to average total assets)	0.78%	0.77%	0.76%	0.75%	0.90%
Return on equity (ratio of net income to average equity)	9.54	10.13	9.86	9.51	10.99
Interest rate spread information:
Average during period	3.24	3.15	3.07	2.91	3.33
Net interest margin(1)	3.43	3.36	3.29	3.13	3.50
Operating expense to average total assets	2.48	2.41	2.36	2.37	2.37
Average interest-earning assets to average interest-bearing liabilities	1.04x	1.05x	1.05x	1.05x	1.05x
Quality Ratios:
Non-performing assets to total assets at end of period	1.17%	0.39%	0.35%	0.98%	1.12%
Allowance for loan losses to non-performing loans	57.80	90.03	104.47	51.81	60.30
Allowance for loan losses to loans receivable,	0.79	0.40	0.41	0.59	0.72
Capital Ratios:
Shareholders' equity to total assets at end of period	7.81	7.70	7.71	8.32	7.99
Average shareholders' equity to average total assets	8.22	7.61	7.74	7.91	8.15
Dividend payout ratio	21.60	22.38	23.68	25.16	22.34
Other Data:
Number of full-service offices	4	4	4	5	5

            (1)Net interest income divided by average interest-earning assets.

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

NEXT PAGE

            This year due to the general economic environment, we sold $55.1 million of one- to four-family fixed rate mortgage loans in the secondary market, offsetting the resulting decrease in that portfolio to some extent with growth in our non one-to-four family loan portfolios.

            The results of our business strategy may be illustrated as follows:

    One- to four-family loans (including loans held for sale) increased from $131.5 million at December 31, 2001 to $144.1 million at December 31, 2002.

    All other loans, net, including multi-family, land and land development, construction, commercial real estate, consumer and commercial business loans increased from $110.8 million at December 31, 2001 to $133.8 million at December 31, 2002.

    At December 31, 2001, 74.21% of our gross loan portfolio had adjustable interest rates.

    Total deposit accounts increased from $196.0 million at December 31, 2001 to $221.6 million at December 31, 2002, with core deposits increasing from $62.3 million to $73.6 million over the same period.

Financial Condition

            The size of our net loan portfolio increased from $242.2 million at December 31, 2001 to $277.9 million at December 31, 2002, an increase of 14.72%. The increase in the loan portfolio was due to a $23.0 million increase in multi-family, land and land development, construction, commercial real estate, consumer and commercial business loans, and a $12.6 million increase in one- to four-family loans, which included a $4.0 million increase in loans held for sale. This increase was accompanied by a $6.1 million increase in loans sold in the secondary market. We typically retain the servicing rights on loans sold in the secondary market in order to maintain a business relationship with the borrowers. We attribute this increase in mortgage loan activity to the continuing low interest rate environment during 2002, which prompted many borrowers to refinance their residential mortgage loans and others to originate or restructure commercial projects to take advantage of low funding costs.

            Comparing the loan sales in 2002 with that of prior years, we sold fixed rate loans with servicing rights retained totaling $2.5 million in 2000 and $42.9 million in 2001, compared with $53.1 million in 2002. These sales were based upon asset/liability management considerations. In addition, during 2000, 2001, and 2002 we originated and sold $11.2 million, $6.1 million, and $2.0 million respectively, of fixed-rate loans on the secondary market with servicing released. See "Asset/ Liability Management." Adjustable rate loans were retained in our loan portfolio.

            Our portfolio of securities and short-term investments increased from $23.0 million at December 31, 2001 to $26.1 million at December 31, 2002, as we continue to maintain a laddered security portfolio for liquidity purposes.

NEXT PAGE

            Deposit accounts increased by 13.08% or $25.6 million from December 31, 2001 to December 31, 2002. Much of this increase was due to our periodically soliciting broker-originated certificates of deposit when issues are available that meet our interest rate and liquidity needs. Checking accounts with no monthly fees and no minimum balance requirements also attracted new depositors, as did our continuing effort to offer competitive certificate of deposit products.

            We utilize advances available through the Federal Home Loan Bank ("FHLB") to provide additional funding for loan growth as well as for asset/liability management purposes. At December 31, 2001, we had $60.3 million in FHLB advances outstanding. Because of the increased loan growth, we increased FHLB advances in 2002 to $70.5 million, an increase of $10.1 million or 16.78%.

            Shareholders' equity increased $2.1 million, or 9.04%, during 2002 primarily as a result of net income of $2.7 million, partially offset by our payment of dividends on common stock and the repurchase of 16,979 shares of our stock as part of a stock repurchase plan. Shareholders' equity to total assets was 7.99% at December 31, 2002 compared to 8.32% at December 31, 2001.

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

	Year Ended December 31,
	2000			2001			2002
	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate
Assets:	(Dollars in thousands)
Interest-Earning Assets:
Loans receivable(1)	$ 235,492	$19,476	8.27%	$ 247,461	$20,401	8.24%	$ 261,142	$19,250	7.36%
Mortgage-backed securities	3,023	191	6.32	2,774	173	6.24	2,001	109	5.45
Other investments	16,247	710	4.37	21,401	703	3.28	23,024	521	2.26
FHLB stock	3,279	269	8.20	3,525	262	7.43	3,613	218	6.03
Total interest-earning assets	258,041	20,646	8.00	275,161	21,539	7.83	290,110	20,098	6.93
Non-interest earning assets	10,791			12,502			13,018
Total assets	$ 268,832			$ 287,663			$ 303,128
Liabilities and Shareholders' Equity:
Interest-Bearing Liabilities:
Savings deposits	$ 15,672	392	2.50	$ 15,712	353	2.25	$ 18,120	189	1.04
Demand and NOW deposits	40,356	642	1.59	42,741	604	1.41	50,520	347	0.69
Time deposits	126,620	7,198	5.68	137,956	7,884	5.71	139,510	5,532	3.97
Borrowings	63,502	3,917	6.17	66,462	4,098	6.17	68,163	3,862	5.67
Total interest-bearing liabilities	246,150	12,149	4.94	262,871	12,939	4.92	276,313	9,930	3.59
Other liabilities	1,869			2,037			2,101
Total liabilities	248,019			264,908			278,414
Shareholders' equity	20,813			22,755			24,714
Total liabilities and shareholders' equity	$ 268,832			$ 287,663			$ 303,128
Net interest income		$ 8,497			$ 8,600			$10,168
Net interest rate spread			3.07%			2.91%			3.33%
Net earning assets	$11,891			$ 12,290			$13,797
Net yield on average interest-earning assets			3.29%			3.13%			3.50%
Average interest-earning assets to average interest-bearing liabilities	1.05x			1.05x			1.05x
_____________________
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

	Year Ended December 31,
	2000 vs. 2001			2001 vs. 2002
	Increase (Decrease) Due to		Total Increase	Increase (Decrease) Due to		Total Increase
	Volume	Rate	(Decrease)	Volume	Rate	(Decrease)
	(Dollars in thousands)
Interest-earning assets:
Loans receivable	$ 987	$ (62)	$925	$ 1,070	$(2,221)	$(1,151)
Mortgage-backed securities	(16)	(2)	(18)	(47)	(17)	(64)
Other investments	194	(201)	(7)	40	(222)	(182)
FHLB stock	19	(26)	(7)	5	(49)	(44)
Total interest-earning assets	$1,184	$ (291)	893	$ 1,067	$(2,508)	(1,441)
Interest-bearing liabilities:
Savings deposits	$ 1	$ (40)	(39)	$ 28	$ (192)	(164)
Demand deposits and NOW accounts	36	(74)	(38)	59	(316)	(257)
Time deposits	648	38	686	62	(2,414)	(2,352)
Borrowings	183	(2)	181	98	(334)	(236)
Total interest-bearing liabilities	$ 868	$ (78)	790	$ 247	$(3,256)	(3,009)
Net interest income			$ 103			$ 1,568

NEXT PAGE

Comparison of Operating Results for the Years Ended December 31, 2002 and December 31, 2001.

            General. Net income for the year ended December 31, 2002 was $2.7 million, an increase of $552,000 or 25.52% compared to net income for the year ended December 31, 2001. This increase was primarily due to a $1.6 million increase in net interest income and a $304,000 increase in the net gain on sale of mortgage loans, partially offset by a $256,000 increase in the provision for loan losses and a $384,000 increase in non-interest expenses.

            Our return on average assets was 0.90% for the year ended 2002, compared to 0.75% for the year ended 2001. Return on equity was 10.99% for the year ended 2002, compared to 9.51% for 2001. Average shareholders' equity to average total assets was 8.15% for the year ended 2002, compared to 7.91% for the year ended 2001. During 2002 we paid regular quarterly cash dividends on common stock totaling $587,000 for the year, or $.44 per share, representing a dividend payout ratio, dividends declared per share divided by diluted net income per share, of approximately 22%.

            Net Interest Income. Net interest income for the year ended December 31, 2002 increased $1.6 million or 18.23% over the same period in 2001. This increase was partly volume driven as average outstanding balances rose during the year, but also rate driven as shown by the increase in our net interest margin (net interest income divided by average interest-earning assets) from 3.13% for the year ended December 31, 2001, to 3.50% for the year ended December 31, 2002. This increase in net interest margin was caused by a decline in the average rate paid on deposit products primarily due to high fixed rate certificates of deposit maturing and being replaced with lower rate products somewhat offset by the declining yield on loans due to the large number of borrowers refinancing into lower rate loans.

            Interest income on loans decreased $1.2 million, or 5.64%, for the year ended 2002 compared to the year ended December 31, 2001, primarily the result of a decrease in yield on loans from 8.24% for the year ended December 31, 2001 to 7.36% for the year ended December 31, 2002, caused primarily by the decrease in market interest rates. This decrease in yield was partially offset by an increase of $14.0 million in average loans outstanding, primarily the result of the ongoing success of the Company's focus on commercial and consumer loan production and by an increase in our residential real estate loan portfolio due to increased refinancing activity due to low mortgage interest rates.

            Interest earned on mortgage-backed securities decreased by $64,000 due primarily to a $773,000 decrease in the average balance of the Company's mortgage-backed securities as well as a decrease in the average yield from 6.24% in 2001 to 5.45% in 2002. Interest earned on other investments and Federal Home Loan Bank stock decreased by $182,000 and $44,000, respectively, for the year ended December 31, 2002 compared to the same period in 2001. This was the result of a decrease in the average yield on the average balance of other investments from 3.28% for the year ended 2001 to 2.26% in 2002, and on Federal Home Loan Bank stock from 7.43% in 2001 to 6.03% in 2002, offset by an increase in average balances of $1.7 million. The yield decrease was generally due to lower rates in the economy.

NEXT PAGE

            Interest expense for the year ended 2002 decreased $3.0 million or 23.26% over the same period in 2001. This decrease was primarily due to a decrease in the rate paid on interest bearing liabilities from 4.92% in 2001 to 3.59% in 2002 reflecting the generally lower interest rates over the period, partially offset by an increase of $13.4 million in average interest-bearing liabilities, consisting of an additional $11.7 million in the average balance of customer deposit accounts and a $1.7 million increase in the average balance of Federal Home Loan Bank advances drawn to fund loan demand. While the majority of expected rate savings on interest bearing liabilities has been recognized and assuming rates stay at their current levels, we anticipate some additional improvement as $16.0 million in Federal Home Loan Bank advances with an average rate of 6.10% and $18.0 million in certificate accounts with average rates over 4.00% are expected to reprice to lower rates,

            Provision for Loan Losses. We establish our provision for loan losses based on a systematic analysis of risk factors in the loan portfolio. The analysis includes consideration of concentrations of credit, past loss experience, current economic conditions, the amount and composition of the loan portfolio, estimated fair value of the underlying collateral, loan commitments outstanding, delinquencies and industry standards. From time to time, we also use the services of a consultant to assist in the evaluation of our growing commercial loan portfolio. On at least a quarterly basis, a formal analysis of the adequacy of the allowance is prepared and reviewed by management and the Board of Directors. This analysis serves as a point in time assessment of the level of the allowance and serves as a basis for provisions for loan losses.

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

            We recorded a $700,000 provision for loan losses during 2002 as a result of our analysis of our current loan portfolios. There were $3.6 million of non-performing assets at December 31, 2002, consisting of $2.6 million in residential real estate mortgage loans, $173,000 in commercial real estate mortgage loans, $258,000 in loans secured by land, $93,000 in consumer loans and $232,000 in commercial business loans. There was also $279,000 in real estate and

NEXT PAGE

other property owned. We believe we are adequately reserved against any probable incurred losses. At December 31, 2002, our allowance for loan losses equaled 0.72% of net loans receivable compared to 0.59% at December 31, 2001. Non-performing loans totaled $2.8 million at December 31, 2001.

            Non-Interest Income. Non-interest income for the year ended December 31, 2002 increased by $113,000, or 5.59% compared to the same period in 2001. The increase was primarily due to a $304,000 increase in gains on the sale of mortgage loans in the secondary market due to a $6.1 million increase in loans sold, and to an adjustment to recognize the increase in the value of loans held for sale at December 31, 2001 to market value. This increase was partially offset by a $144,000 decrease in other non-interest income, primarily the result of increased amortization on originated mortgage servicing rights. In 2001, $381,000 of the $680,000 gain on the sale of loans and in 2002, $478,000 of the $984,000 gain on the sale of loans can be attributed to establishing the originated mortgage servicing right asset. This asset, which represents the net present value of the expected servicing fee income over the life of a loan is recorded as income at the time the loan is sold. It is amortized to expense over the expected life of the loan and offsets the monthly service fee income actually received. Management monitors the prepayment of sold loans and adjusts the amortization of the originated servicing right asset to recognize the repayment and prepayment of sold loans and to assure that the balance does not exceed the expected fair value of the servicing right asset. Amortization increased in 2002 due to mortgage prepayments and a decline in the fair market value of servicing rights related to the low interest rate environment. The originated servicing right asset at December 31, 2001 was $704,000, compared to $813,000 at year-end 2002.

            Non-Interest Expense. Non-interest expense for the year ended December 31, 2002 increased $384,000 over the same period in 2001. The major components of this increase included a $338,000 increase in salaries and employee benefits partly due to the opening of our fifth branch in May, 2001, and also to normal annual increases in salaries and benefits. The increase in occupancy and equipment expense resulted substantially from the operation of the fifth branch and adjustments to expense numerous small items which had been held in an inventory account to facilitate property tax calculations. Decreases in other operating expenses generally reflect the renegotiation of various contracts to recognize cost savings.

            Income Tax Expense. The Company's income tax provision increased by $489,000 for the year ended December 31, 2002 compared to the year ended December 31, 2001, due to higher taxable income.

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

NEXT PAGE

decrease in net interest income after provision for losses and a $474,000 increase in non-interest expenses.

            Our return on average assets was 0.75% for the year ended 2001, compared to 0.76% for the year ended 2000. Return on equity was 9.51% for the year ended 2001, compared to 9.86% for 2000. Average shareholders' equity to average total assets was 7.91% for the year ended 2001, compared to 7.74% for the year ended 2000. During 2001 we paid regular quarterly cash dividends on common stock totaling $531,000 for the year, or $.40 per share, representing a dividend payout ratio, dividends declared per share divided by diluted net income per share, of approximately 25%.

            Net Interest Income. Net interest income for the year ended December 31, 2001 increased $103,000 or 1.21% over the same period in 2000. This increase was primarily volume driven as average outstanding balances rose during the year. Our net interest margin (net interest income divided by average interest-earning assets) decreased from 3.29% for the year ended December 31, 2000, to 3.13% for the year ended December 31, 2001. This decrease in net interest margin was caused by a decline in the average yield on loans due to the large number of borrowers refinancing into lower rate loans, with the loan yield declining faster than deposits were repricing.

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

            Provision for Loan Losses. As mentioned above, we establish our provision for loan losses based on a systematic analysis of risk factors in the loan portfolio. The analysis includes consideration of concentrations of credit, past loss experience, current economic conditions, the

NEXT PAGE

amount and composition of the loan portfolio, estimated fair value of the underlying collateral, loan commitments outstanding and delinquencies. From time to time, we also use the services of a consultant to assist in the evaluation of our growing commercial loan portfolio. On at least a quarterly basis, a formal analysis of the adequacy of the allowance is prepared and reviewed by management and the Board of Directors. This analysis serves as a point in time assessment of the level of the allowance and serves as a basis for provisions for loan losses.

            We recorded a $444,000 provision for loan losses during 2001 as a result of our analysis of our current loan portfolios. There were $2.8 million of non-performing loans at December 31, 2001, consisting of $2.0 million in residential real estate mortgage loans, $172,000 in commercial real estate mortgage loans, $468,000 in loans secured by land, and $85,000 in consumer loans. There was also $25,000 in real estate and other property owned. We believe we are adequately reserved against probable incurred losses. At December 31, 2001, our allowance for loan losses equaled 0.59% of net loans receivable compared to 0.41% at December 31, 2000. Non-performing loans totaled $984,000 at December 31, 2000.

            Non-Interest Income. Non-interest income for the year ended December 31, 2001 increased by $750,000, or 58.92% compared to the same period in 2000. The increase was primarily due to a $587,000 increase in gains on the sale of mortgage loans in the secondary market resulting from a $35.3 million increase in loans sold, and a $149,000 increase in the service charges and fees on deposit accounts due to increased numbers of those accounts. In 2000, $22,000 of the $93,000 gain on the sale of loans and in 2001, $381,000 of the $680,000 gain on the sale of loans can be attributed to establishing the originated servicing right asset. This asset, which represents the net present value of the expected servicing fee income over the life of a loan is recorded as income at the time the loan is sold. It is amortized to expense over the expected life of the loan and offsets the monthly service fee income actually received. Management monitors the prepayment of sold loans and adjusts the amortization of the originated servicing right asset to recognize the repayment and prepayment of sold loans. The originated servicing right asset at December 31, 2001 was $704,000, compared to $449,000 at year-end 2000.

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

NEXT PAGE

Asset/Liability Management

            We, like other financial institutions, are subject to interest rate risk to the extent that our interest-bearing liabilities reprice on a different basis than our interest-earning assets. The Office of Thrift Supervision ("OTS"), our primary regulator, supports the use of a net portfolio value ("NPV") approach to the quantification of interest rate risk. In essence, this approach calculates the difference between the present value of expected cash flows from assets and the present value of expected cash flows from liabilities, as well as cash flows from off balance sheet contracts. An NPV ratio, in any interest rate scenario, is defined as the NPV in that rate scenario divided by the market value of assets in the same scenario - essentially a market value adjusted capital ratio.

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

            Presented below, as of December 31, 2001 and 2002, is an analysis of our interest rate risk as measured by the effect on NPV caused by instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up and down 300 basis points, and compared to Board policy limits. (One hundred basis points equals one percent.) The Board Limit column indicates the lowest allowable limits for NPV after each interest rate shock. As indicated on the chart, at December 31, 2002, our NPV was 8.22%. Assumptions used in calculating the amounts in this table are OTS assumptions. Subjecting our balance sheet to an instantaneous and sustained 200 basis point positive shift in the yield curve resulted in a NPV ratio of 8.64%. This means the computed impact of a 200 basis point increase in rates is that our ability to generate income would increase and, as a result, the NPV of our equity would increase under that interest rate scenario. No information is provided for a negative 200 or 300 basis point shift in interest rates for 2002, due to a low prevailing interest rate environment making such scenarios unlikely.

NEXT PAGE

		At December 31, 2001		At December 31, 2002
Change in Interest Rate	Board Limit Post-shock	Post-shock	Change	Post-shock	Change
(Basis Points)	NPV Ratio	NPV Ratio	(Basis Points)	NPV Ratio	(Basis Points)
300 bp	6.00%	8.45%	-128 bp	8.52%	31 bp
200	7.00	9.06	-67	8.64	42
100	8.00	9.48	-25	8.54	33
0	8.00	9.73		8.22
-100	8.00	9.72	0	7.67	-55

            In evaluating our exposure to interest rate risk, certain shortcomings inherent in the method of analysis presented in the foregoing table must be noted. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Further, in the event of a change in interest rates, prepayments and early withdrawal levels may deviate significantly from those assumed in calculating the table. Finally, the ability of many borrowers to service their debt may decrease in the event of an interest rate increase. As a result, the actual effect of changing interest rates may differ from that presented in the foregoing table.

            We also make use of "gap" analysis which measures the difference between the amount of interest-earning assets which are anticipated to mature or reprice within a particular period and the amount of interest bearing liabilities which are expected to reprice in that same period. We rely on certain assumptions, such as the amount and timing of loan prepayments in the measurement of the interest rate sensitivity gap. Similar shortcomings to those experienced with NPV analysis are also inherent in the gap method of analysis. Our analysis at December 31, 2002 indicated a 15.46% positive one-year gap, that is, in the next twelve months, we expect 15.46% more assets than liabilities will reprice. The reason for this gap is that deposit customers have generally been attracted to longer term deposits which offer somewhat higher rates, while borrowers continue to refinance their mortgage loans to fixed rate loan products, which we typically sell on the secondary market. This positive gap could cause some downward pressure on interest rate margins should interest rates further decline.

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

            Our primary investing activities are the origination of loans and the purchase of securities. During the years ended December 31, 2000, 2001 and 2002, the Bank originated loans totaling $84.3 million, $146.8 million and $188.6 million respectively.

NEXT PAGE

            During the years ended December 31, 2000, 2001 and 2002, these investment activities were funded primarily by principal repayments and prepayments on loans and maturities of investment securities totaling $53.2 million, $117.0 million, and $99.4 million, respectively. The proceeds from the sale of loans totaled $13.9 million, $49.0 million and $55.1 million for the years ended December 31, 2000, 2001 and 2002, respectively. Sales of available-for-sale securities in 2000 generated proceeds of $502,000 and $30,000 in 2002. There were no security sales in 2001.

            The major sources of cash from financing activities in the years ended December 31, 2000, 2001 and 2002 were increases in deposits of $15.1 million, $6.3 million and $25.6 million, respectively. In the years ended December 31, 2000 and 2002, financing also was provided by net borrowings of $7.7 million and $10.1 million, respectively. In 2001 we were able to repay borrowings of $9.2 million. We had available lines of credit from the Federal Home Loan Bank equal to $1.0 million at December 31, 2000, 2001 and 2002. We currently use, and intend to continue to use, Federal Home Loan Bank advances as a source of funding for loans when advantageous interest rate risk matches can be found.

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

            Our current internal policy for liquidity is 6% to 8%. Our liquidity ratios at December 31, 2000, 2001 and 2002 were 7.31%, 9.11% and 8.42% respectively.

            We anticipate that we will have sufficient funds available to meet current loan commitments. At December 31, 2002, we had outstanding commitments to originate loans and available lines of credit totaling $60.2 million and commitments to provide funds to complete current construction projects in the amount of $4.9 million. Certificates of deposit which will mature in one year or less at December 31, 2002 totaled $88.2 million. Based on our experience, our certificates of deposit have been a relatively stable source of long-term funds as such certificates are generally renewed upon maturity since we have established long-term banking relationships with its customers. Therefore, we believe a significant portion of such deposits will remain with us, although this cannot be assured.

            LSB Financial also has a need for, and sources of liquidity. Liquidity is required to fund its operating expenses, fund stock repurchase programs, as well as for the payment of dividends to shareholders. At December 31, 2002, LSB Financial had $46,000 in liquid assets on hand. The primary source of liquidity on an ongoing basis is dividends from Lafayette Savings. Dividends totaling $861,000 were paid from Lafayette Savings to LSB Financial during the year ended December 31, 2002. For the year ended December 31, 2002, LSB Financial paid dividends to shareholders totaling $587,000.

NEXT PAGE

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

            This document, including information included or incorporated by reference, contains, and future filings by LSB Financial on Form 10-KSB, Form 10-QSB and Form 8-K and future oral and written statements by LSB Financial and our management may contain, forward-looking statements about LSB Financial and its subsidiaries which we believe are within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, statements with respect to anticipated future operating and financial performance, growth opportunities, interest rates, cost savings and funding advantages expected or anticipated to be realized by management. Words such as may, could, should, would, believe, anticipate, estimate, expect, intend, plan and similar expressions are intended to identify forward-looking statements. Forward-looking statements by LSB Financial and its management are based on beliefs, plans, objectives, goals, expectations, anticipations, estimates and intentions of management and are not guarantees of future performance. We disclaim any obligation to update or revise any forward-looking statements based on the occurrence of future events, the receipt of new information or otherwise. The important factors we discuss below and elsewhere in this document, as well as other factors discussed under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this document and identified in our filings with the SEC and those presented elsewhere by our management from time to time, could cause actual results to differ materially from those indicated by the forward-looking statements made in this document:

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
  financial market, monetary and interest rate fluctuations, particularly the relative relationship of short-term interest rates to long-term interest rates;
  the timely development of and acceptance of new products and services of Lafayette Savings and the perceived overall value of these products and services by users, including the features, pricing and quality compared to competitors' products and services;
  the willingness of users to substitute competitors' products and services for our products and services;
  the impact of changes in financial services' laws and regulations (including laws concerning taxes, accounting standards, banking, securities and insurance);
  the impact of technological changes;
  acquisitions;
  changes in consumer spending and saving habits; and
  our success at managing the risks involved in the foregoing.

NEXT PAGE

CROWE CHIZEK
REPORT OF INDEPENDENT AUDITORS

Board of Directors
LSB Financial Corp.
Lafayette, Indiana

We have audited the accompanying consolidated statements of financial condition of LSB Financial Corp. as of December 31, 2002 and 2001. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LSB Financial Corp. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

/s/ Crowe, Chizek and Company LLP

Crowe, Chizek and Company LLP

Indianapolis, Indiana
January 30, 2003

NEXT PAGE

LSB FINANCIAL CORP.
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
December 31, 2001 and 2002
(Dollars in thousands, except per share data)

	2001	2002
ASSETS
Cash and due from banks	$ 2,478	$ 1,627
Short-term investments	12,314	14,357
Cash and cash equivalents	14,792	15,984
Securities available-for-sale	10,733	11,779
Loans held for sale	4,074	8,063
Loans, net of allowance ($1,432 and $1,996)	238,165	269,834
Office properties and equipment - net	7,095	7,039
Federal Home Loan Bank stock, at cost	3,525	3,782
Accrued interest receivable and other assets	2,579	2,615
	$ 280,963	$ 319,096
LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
Deposits	$ 195,952	$ 221,590
Advances from Federal Home Loan Bank	60,345	70,473
Accrued interest payable and other liabilities	1,278	1,531
	257,575	293,594
Shareholders' equity
Common stock ($.01 par value - 7,000,000 shares authorized; 1,378,846 and 1,364,188 shares issued)	14	14
Additional paid-in capital	8,279	8,100
Retained earnings	15,422	17,550
Unamortized cost of recognition and retention plan	(138)	(109)
Unearned shares held by employee stock ownership plan	(282)	(218)
Accumulated other comprehensive income	93	165
	23,388	25,502
	$ 280,963	$ 319,096

See accompanying notes

NEXT PAGE

LSB FINANCIAL CORP.
CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31, 2000, 2001 and 2002
(Dollars in thousands, except per share data)

	2000	2001	2002
Interest income
Loans, including related fees	$ 19,476	$ 20,401	$ 19,250
Taxable securities	791	632	582
Tax exempt securities	182	256	184
Other	197	250	82
	20,646	21,539	20,098
Interest expense
Deposits	8,232	8,841	6,068
Borrowings	3,917	4,098	3,862
	12,149	12,939	9,930
Net interest income	8,497	8,600	10,168
Provision for loan losses	144	444	700
Net interest income after provision for loan losses	8,353	8,156	9,468
Noninterest income
Deposit account service charges and fees	604	753	707
Net gain on mortgage loans originated for sale	93	680	984
Net gain on securities	2	1	-
Other	574	589	445
	1,273	2,023	2,136
Noninterest expense
Salaries and employee benefits	3,256	3,688	4,026
Occupancy and equipment, net	978	833	1,076
Computer service	297	299	336
Advertising	389	399	330
Other	1,419	1,594	1,429
	6,339	6,813	7,197
Income before income taxes	3,287	3,366	4,407
Income tax provision	1,235	1,203	1,692
Net income	$ 2,052	$ 2,163	$ 2,715
Earnings per share	$ 1.55	$ 1.62	$ 2.03
Earnings per share, assuming dilution	1.52	1.59	1.97

See accompanying notes.

NEXT PAGE

LSB FINANCIAL CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Years ended December 31, 2000, 2001 and 2002
(Dollars in thousands, except per share data)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Benefit Plans	Accumulated Other Comprehensive Income/(loss)	Total
Balance, January 1, 2000	$ 14	$ 8,205	$ 12,204	$ (513)	$ (100)	$ 19,810
Comprehensive income
Net income			2,052			2,052
Change in net unrealized gain (loss)					105	105
Total comprehensive income						2,157
Exercise of stock options (4,765 shares)		44				44
Grant of RRP shares (7,000 shares)		88		(88)
Forfeiture of RRP shares (2,127 shares)		(35)		35
RRP amortization expense				74		74
Employee stock ownership plan-shares earned		77		70		147
Dividends paid ($.36 per share)			(466)			(466)
Balance, December 31, 2000	14	8,379	13,790	(422)	5	21,766
Comprehensive income
Net income			2,163			2,163
Change in net unrealized gain (loss)					88	88
Total comprehensive income						2,251
Exercise of stock options (850 shares)		8				8
Grant of RRP shares (10,000 shares)		146		(146)
Forfeiture of RRP shares (5,600 shares)		(70)		70
RRP amortization expense				11		11
Employee stock ownership plan-shares earned		86		67		153
Acquisition and retirement of stock (17,500 shares)		(270)				(270)
Dividends paid ($.40 per share)			(531)			(531)
Balance December 31, 2001	14	8,279	15,422	(420)	93	23,388

(Continued)

NEXT PAGE

LSB FINANCIAL CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Years ended December 31, 2000, 2001 and 2002
(Dollars in thousands, except per share data)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Benefit Plans	Accumulated Other Comprehensive Income/(loss)	Total
Balance, December 31, 2001	$ 14	$ 8,279	$ 15,422	$ (420)	$ 93	$ 23,388
Comprehensive income
Net income			2,715			2,715
Change in net unrealized gain (loss)					72	72
Total comprehensive income						2,787
Exercise of stock options (2,321 shares)		22				22
RRP amortization expense				29		29
Employee stock ownership plan-shares earned		126		64		190
Acquisition and retirement of stock (16,979 shares)		(327)				(327)
Dividends paid ($.44 per share)			(587)			(587)
Balance, December 31, 2002	14	8,100	17,550	(327)	165	25,502

(Continued)

NEXT PAGE

LSB FINANCIAL CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2000, 2001 and 2002
(Dollars in thousands)

	2000	2001	2002
Cash flows from operating activities
Net income	$ 2,052	$ 2,163	$ 2,715
Adjustments to reconcile net income to net cash from operating activities
Depreciation	557	358	536
Net amortization on securities	8	2	104
Provision for loan losses	144	444	700
Gain on securities	(2)	(1)	-
Employee stock ownership plan - shares earned	147	153	190
Changes in assets and liabilities
Loans held for sale	160	(3,986)	(3,989)
Accrued interest receivable and other assets	(317)	576	(7)
Accrued interest payable and other liabilities	307	17	204
Net cash from operating activities	3,056	(274)	453
Cash flows from investing activities
Proceeds from the maturity and paydown of securities available-for-sale	2,368	5,891	3,106
Purchase of securities available-for-sale	(3,587)	(4,889)	(4,165)
Proceeds from sales of securities available-for-sale	502	-	30
Purchase of Federal Home Loan Bank stock	(387)	-	(257)
Loans made to customers net of payments received	(25,198)	9,559	(32,369)
Purchase of premises and equipment	(1,006)	(944)	(480)
Net cash from investing activities	(27,308)	9,617	(34,135)
Cash flows from financing activities
Net change in deposits	15,083	6,252	25,638
Proceeds from Federal Home Loan Bank advances	43,300	3,660	24,500
Payments on advances from Federal Home Loan Bank	(35,560)	(12,813)	(14,372)
Dividends paid	(466)	(531)	(587)
Stock options exercised	44	8	22
Repurchase of stock	-	(270)	(327)
Net cash from financing activities	22,401	(3,694)	34,874
Net change in cash and cash equivalents	(1,851)	5,649	1,192
Cash and cash equivalents at beginning of period	10,994	9,143	14,792
Cash and cash equivalents at end of period	$ 9,143	$ 14,792	$ 15,984
Cash paid during the period for:
Interest	$ 12,100	$ 12,990	$ 9,930
Income taxes	1,033	1,247	1,657

See accompanying notes.

NEXT PAGE

LSB FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2000, 2001 and 2002
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

Use of Estimates: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported and disclosed in the financial statements, and future results could differ from these estimates. The allowance for loan losses and fair values of financial instruments are particularly subject to change.

Cash Flows: Cash and cash equivalents include cash, deposits with other financial institutions sold under 90 days and federal funds. Net cash flows are reported for customer loan and deposit transactions.

Securities: Securities are classified as available-for-sale because they might be sold before maturity and are carried at fair value, with unrealized holding gains and losses included in other comprehensive income. Securities are written down to fair value when a decline in fair value is not temporary. Restricted stock, such as Federal Home Loan Bank stock, is carried at cost. Interest income includes amortization of purchase premium or discount. Gains and losses on the sale of securities available-for-sale are determined using the specific identification method.

Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs, and an allowance for loan losses. Loans held for sale are reported at the lower of cost or market, on an aggregate basis.

Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Interest income is not reported when full loan repayment is in doubt, typically when the loan is impaired or payments are significantly past due. Payments received on such loans are reported as principal reductions.

All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

(Continued)

NEXT PAGE

LSB FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2000, 2001 and 2002
(Dollars in thousands, except per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.

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

Servicing Rights: Servicing rights assets represent the allocated value of servicing rights retained on loans sold. Servicing rights are expensed in proportion to, and over the period of, estimated net servicing revenues. Impairment is evaluated based on the fair value of the rights, using groupings of the underlying loans as to loan type, interest rates and then age. Fair value is determined using prices for similar assets with similar characteristics. A valuation allowance is recorded to reflect the impairment of a grouping.

Foreclosed Assets: Assets acquired through or instead of loan foreclosure are initially recorded at the lower of cost or fair value when acquired, establishing a new cost basis. If fair value declines, a valuation allowance is recorded through expense. Costs after acquisition are expensed.

Office Properties and Equipment: Land is carried at cost. Office properties and equipment are stated at cost less accumulated depreciation. Depreciation is computed by straight-line and accelerated methods over estimated useful lives ranging from 3 to 39 years.

Long-Term Assets: These assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

(Continued)

NEXT PAGE

LSB FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2000, 2001 and 2002
(Dollars in thousands, except per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock Compensation: Employee compensation expense under stock options is reported using the intrinsic value method. No stock-based compensation cost is reflected in net income, as all options granted had an exercise price equal to or greater than the market price of the underlying common stock at date of grant. The following table illustrates the effect on net income and earnings per share if expense was measured using the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation.

	2000	2001	2002
Net income as reported	$ 2,052	$ 2,163	$ 2,715
Deduct: Stock-based compensation expense determined under fair value based method	64	18	23
Pro forma net income	1,988	2,145	2,692
Basic earnings per share as reported	1.55	1.62	2.03
Pro forma basic earnings per share	1.50	1.61	2.01
Diluted earnings per share as reported	1.52	1.59	1.97
Pro forma diluted earnings per share	1.48	1.57	1.95

The pro forma effects are computed using option pricing models, using the following weighted-average assumptions as of grant date. There were no options granted during 2002.

	2000	2001	2002
Risk-free interest rate	5.16%	4.51%	-%
Expected option life	7 years	7 years	-
Expected stock price volatility	.23	.21	-
Dividend yield	2.90%	2.25%	-%
Weighted average fair value of options granted	$ 3.06	$ 3.27	$ -

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
December 31, 2000, 2001 and 2002
(Dollars in thousands, except per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Off Balance Sheet Financial Instruments: Financial instruments include off balance sheet credit instruments, such as commitments to make loans and letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

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

Earnings Per Share Data: Earnings per share is net income divided by the weighted average number of common shares outstanding during the period. ESOP shares are considered outstanding for this calculation unless unearned. Diluted earnings per share include the dilutive effect of additional potential common shares issuable under stock options. Earnings and dividends per share are restated for all stock splits and dividends through the date of issue of the financial statements.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale which are also recognized as a separate component of equity.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have material effect on the financial statements.

Dividend Restriction: Banking regulations require the maintenance of certain capital levels and may limit the amount of dividends paid by the bank to the holding company or by the holding company to its shareholders.

Operating Segments: While the chief decision-makers monitor the revenue streams of the various products and services, the identifiable segments are not material and operations are managed and financial performance is evaluated on a Company-wide basis. Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable operating segment.

(Continued)

NEXT PAGE

LSB FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2000, 2001 and 2002
(Dollars in thousands, except per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Newly Issued But Not Yet Effective Accounting Standards: New accounting standards on asset retirement obligations, restructuring activities and exit costs, operating leases, and early extinguishment of debt were issued in 2002. Management determined that when the new accounting standards are adopted in 2003 they will not have a material impact on the Company's financial condition or results of operations.

NOTE 2 - SECURITIES AVAILABLE-FOR-SALE

The fair values of securities at year-end and the related unrealized gains and losses recorded in accumulated other comprehensive income were as follows:

	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
2001
Obligations of the U.S. Government and its agencies	$ 2,618	$ 55	$ (11)
Mortgage-backed securities	2,448	52	(3)
States and political subdivisions	4,129	44	(11)
Corporate securities and commercial paper	1,538	29	-
	$ 10,733	$ 180	$ (25)

	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
2002
Obligations of the U.S. Government and its agencies	$ 4,860	$ 142	$ -
Mortgage-backed securities	1,567	43	-
States and political subdivisions	5,352	91	-
	$ 11,779	$ 276	$ -

(Continued)

NEXT PAGE

LSB FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2000, 2001 and 2002
(Dollars in thousands, except per share data)

NOTE 2 - SECURITIES AVAILABLE-FOR-SALE (Continued)

The fair value of debt securities at year end 2002, by contractual maturity, is shown below. Securities not due at a single maturity, primarily mortgage-backed securities, are shown separately.

Due in one year or less	$ 1,827
Due after one year through five years	7,583
Due after five years through ten years	573
Due after ten years	229
Mortgage-backed securities	1,567
$ 11,779

The sales and calls of securities available-for-sale during 2000 and 2001 generated gross gains of $2 and $1 and no losses. There were no gains or losses on securities sales or calls in 2002.

NOTE 3 - LOANS

Year-end loans consisted of the following:

	2001	2002
Mortgage loans secured by:
One-to-four family residences	$ 127,399	$ 136,023
Multi-family residences	29,036	35,381
Commercial real estate	35,754	46,295
Construction and development	27,554	29,252
Home equity lines of credit	12,478	14,716
Commercial business loans	8,049	11,147
Consumer loans	5,200	4,202
Gross loans receivable	245,470	277,016
Undisbursed portion of loans in process	(5,683)	(4,914)
Deferred loan fees, net	(190)	(272)
Allowance for loan losses	(1,432)	(1,996)
	$ 238,165	$ 269,834

Mortgage loans serviced principally for the Federal Home Loan Mortgage Corporation are not included in assets. The unpaid principal balances of such loans were $84,514 and $102,986 at December 31, 2001 and 2002.

(Continued)

NEXT PAGE

LSB FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2000, 2001 and 2002
(Dollars in thousands, except per share data)

NOTE 3 - LOANS (Continued)

Activity for capitalized mortgage servicing rights was as follows:

	2000	2001	2002
Beginning of year	$ 481	$ 449	$ 704
Additions	22	381	478
Amortized to expense	(54)	(126)	(369)
End of year	$ 449	$ 704	$ 813

No valuation allowance was deemed necessary at December 31, 2001 or 2002.

Certain executive officers and directors are loan customers of the Bank. Total loans outstanding to these individuals or their associates were $191 and $485 at year end 2001 and 2002.

Activity in the allowance for loan losses was as follows:

	2000	2001	2002
Beginning balance	$ 894	$ 1,028	$ 1,432
Provision for loan losses	144	444	700
Loan charge-offs	(15)	(43)	(146)
Recoveries	5	3	10
Ending balance	$ 1,028	$ 1,432	$ 1,996

Information about impaired loans is as follows:

	2000	2001	2002
Year-end loans with no allowance for loan losses allocated	$ -	$ -	$ -
Year-end loans with allowance for loan losses allocated	-	826	1,384
Amount of the allowance allocated	-	300	711
Average of impaired loans during the year	-	165	2,263
Interest income recognized during impairment	-	-	-
Cash-basis interest income recognized	-	-	-

(Continued)

NEXT PAGE

LSB FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2000, 2001 and 2002
(Dollars in thousands, except per share data)

NOTE 3 - LOANS (Continued)

Information about nonperforming loans is as follows:

	2001	2002
Loans past due over 90 days still on accrual	$ -	$ -
Nonaccrual loans	2,739	3,310

Nonperforming loans and impaired loans are defined differently. Some loans may be included in both categories, whereas other loans may only be included in one category.

NOTE 4 - OFFICE PROPERTIES AND EQUIPMENT

Office properties and equipment is as follows at year-end:

	2001	2002
Land	$ 1,326	$ 1,326
Office buildings and improvements	5,929	6,135
Furniture and equipment	2,484	2,727
	9,739	10,188
Less accumulated depreciation and amortization	(2,644)	(3,149)
	$ 7,095	$ 7,039

NOTE 5 - DEPOSITS

Deposits at year-end are summarized as follows:

	2001		2002
	Amount	Percent	Amount	Percent
Non interest-bearing deposits	$ 10,233	5.22%	$ 16,265	7.34%
NOW accounts	35,656	18.20	39,062	17.63
Savings accounts	16,449	8.39	18,258	8.24
	62,338	31.81	73,585	33.21
Certificates of deposit
2.00% to 3.99%	47,228	24.11	95,194	42.96
4.00% to 5.99%	49,295	25.16	47,727	21.54
6.00% to 7.99%	37,091	18.92	5,084	2.29
	133,614	68.19	148,005	66.79
	$ 195,952	100.00%	$ 221,590	100.00%

(Continued)

NEXT PAGE

LSB FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2000, 2001 and 2002
(Dollars in thousands, except per share data)

NOTE 5 - DEPOSITS (Continued)

At December 31, 2002, scheduled maturities of certificates of deposit are as follows:

2003	$ 88,170
2004	16,277
2005	15,642
2006	8,121
2007	19,795
$ 148,005

Time deposits of $100 or more were $29,065 and $50,750 at December 31, 2001 and 2002.

NOTE 6 - ADVANCES FROM FEDERAL HOME LOAN BANK

Advances from the Federal Home Loan Bank (FHLB) require monthly interest payments at fixed rates and are secured by a blanket pledge of the Bank's eligible mortgage loans. At December 31, 2002, the year of final maturity and the current weighted average interest rate of FHLB advances were as follows:

	2 0 0 1		2 0 0 2
Year	Weighted Average Interest Rate	Principal Balance	Weighted Average Interest Rate	Principal Balance
2002	5.79%	$ 13,660	-%	$
2003	6.35	15,000	6.11	16,000
2004	7.34	2,500	7.34	2,500
2005	7.30	4,300	4.58	17,800
2006	-	-	3.21	3,000
2007	6.73	2,000	4.87	9,000
2008	5.19	5,385	5.19	4,673
2009	5.21	4,000	5.21	4,000
2010	6.03	10,000	6.03	10,000
2011	4.66	3,500	4.73	3,500
		$ 60,345		$ 70,473

(Continued)

NEXT PAGE

LSB FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2000, 2001 and 2002
(Dollars in thousands, except per share data)

NOTE 6 - ADVANCES FROM FEDERAL HOME LOAN BANK (Continued)

Advances totaling $19,500 may, at certain dates, be converted to adjustable rate advances by the FHLB. If converted, the advances may be prepaid without penalty. Except for the amortizing advances with a final maturity of 2008, advances are due in full at maturity. These amortizing advances have required principal payments during the next five years of $622 (2003), $544 (2004), $475 (2005), $415 (2006), $362 (2007) and $2,255 (thereafter).

NOTE 7 - CAPITAL REQUIREMENTS AND DIVIDEND RESTRICTIONS

The Bank is subject to various regulatory capital requirements administered by its primary regulator, the Office of Thrift Supervision (OTS) and by the Federal Deposit Insurance Corporation (FDIC). Failure to meet minimum capital requirements can result in certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the financial statements. These guidelines and the regulatory framework for prompt corrective action involve quantitative measures of capital, assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices as well as qualitative judgments by the regulators about components, risk weightings, and other factors. The Bank's deposit insurance premium rate is also based, in part, on these requirements. At December 31, 2001 and 2002, the Bank's actual and required minimum capital ratios were as follows:

	Actual		OTS For Capital Adequacy Purposes		FDIC To Be Well Capitalized Under Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Capital (to Risk Weighted Assets)
2001	$ 23,789	11.71%	$ 16,249	8.0%	$ 20,311	10.0%
2002	26,509	11.64	18,216	8.0	22,770	10.0
Tier I Capital (to Risk Weighted Assets)
2001	$ 22,357	11.01%	$ 8,125	4.0%	$ 12,187	6.0%
2002	24,533	10.77	9,108	4.0	13,662	6.0

(Continued)

NEXT PAGE

LSB FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2000, 2001 and 2002
(Dollars in thousands, except per share data)

NOTE 7 - CAPITAL REQUIREMENTS AND DIVIDEND RESTRICTIONS (Continued)

	Actual		OTS For Capital Adequacy Purposes		FDIC To Be Well Capitalized Under Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Tier 1 (Core) Capital (to Adjusted Assets)
2001	$ 22,357	7.95%	$ 8,436	3.0%	$ 14,060	5.0%
2002	24,533	7.67	9,593	3.0	15,988	5.0
Tangible Capital (to Adjusted Assets)
2001	$ 22,357	7.95%	$ 4,218	1.5%	N/A	N/A
2002	24,533	7.67	4,796	1.5	N/A	N/A

At December 31, 2001 and 2002, the Bank's capital ratios result in its being designated a well capitalized institution.

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

(Continued)

NEXT PAGE

LSB FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2000, 2001 and 2002
(Dollars in thousands, except per share data)

NOTE 8 - BENEFIT PLANS

The LSB Stock Option Plan reserved 170,265 shares of common stock for granting options to directors, officers and employees of the Companies. Under the terms of the Plan, options can be granted at values not less than the fair market value of the shares of common stock at the date of the grant. Options vest at each anniversary date over a five-year period and must be exercised within ten years of grant.

Information about stock options is as follows:

	2000		2001		2002
	Options	Weighted Average Price per Share	Options	Weighted Average Price Per Share	Options	Weighted Average Price Per Share
Beginning of year	128,603	$ 10.36	132,346	$ 10.47	131,296	$ 10.48
Granted	11,700	12.43	10,000	14.56	-	-
Exercised	(4,765)	9.30	(850)	9.30	(2,321)	9.32
Forfeited	(3,192)	9.30	(10,200)	12.49	(230)	14.43
End of year	132,346	10.47	131,296	10.48	128,745	10.49
Weighted average remaining option life	5.4 years		4.5 years		3.5 years
Price range of options
$9.30 - $12.45 per share	118,540		117,490		115,091
$17.46 - $19.00 per share	13,806		13,806		13,654
	132,346		131,296		128,745

Options exercisable at year-end are as follows:

	Number of Options	Weighted-Average Per Share Exercise Price
2000	111,642	9.67
2001	113,892	9.87
2002	116,484	10.11

(Continued)

NEXT PAGE

LSB FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2000, 2001 and 2002
(Dollars in thousands, except per share data)

NOTE 8 - BENEFIT PLANS (Continued)

The LSB Recognition and Retention Plan (RRP) has awarded stock to certain officers and directors of the Company. Stock awarded under the RRP is restricted as to certain rights at the time of issuance. These restrictions are removed over a 5-year period. If an employee leaves LSB prior to vesting, the remaining restricted shares are returned to the Company. During 2002, no shares were forfeited by RRP participants. The cost of awarded shares is amortized over the vesting period. Expense recorded for the RRP totaled $74, $11 and $29 for 2000, 2001 and 2002.

The Bank maintains an ESOP which purchased 8% of the stock offered in the conversion using funds provided by an $824 loan from LSB which will be repaid by contributions to the ESOP by the Bank in the future. Pursuant to the ESOP, the shares are to be allocated to participants annually, over a 12-year period, based upon employee compensation levels during the year. The number of shares earned each year is determined by the ESOP loan agreement. Shares no longer required to be held as collateral for that loan are committed to be released and are earned by participants.

The following table presents information about the ESOP at year-end or for the year:

	2000	2001	2002
Shares earned for the year	11,709	11,105	10,500
Shares allocated to participants at year-end	56,721	67,827	63,534
Shares committed to be released at year-end	11,709	11,105	10,500
Unearned shares at year-end	57,456	46,344	35,851
Fair value of unearned shares at year-end	$ 689	$ 753	$ 698
Expense recognized for the year	147	153	190

NOTE 9 - COMMITMENTS AND CONTINGENT LIABILITIES

At year-end these financial instruments are summarized as follows:

	2001	2002
Commitments to extend credit:
Fixed rate	$ 4,908	$ 23,968
Variable rate	6,319	7,622
Unused portions of lines of credit	27,092	28,600
Letters of credit	358	895

(Continued)

NEXT PAGE

LSB FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2000, 2001 and 2002
(Dollars in thousands, except per share data)

NOTE 9 - COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

The commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established under the contract. Generally, such commitments are for no more than 60 days. At December 31, 2002, the fixed rate loan commitments were at rates ranging from 4.63% to 7.75%. Unused portions of lines of credit include balances available on commercial, home equity and credit card loans and are variable rate.

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

NOTE 10 - INCOME TAXES

An analysis of the income tax provision is as follows:

	2000	2001	2002
Current provision	$ 1,331	$ 1,151	$ 1,879
Deferred provision (benefit)	(96)	52	(187)
	$ 1,235	$ 1,203	$ 1,692

(Continued)

NEXT PAGE

LSB FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2000, 2001 and 2002
(Dollars in thousands, except per share data)

NOTE 10 - INCOME TAXES (Continued)

The difference between the financial statement income tax provision and the amount computed by applying the statutory federal tax rate of 34% to income before income taxes is reconciled as follows:

	2000	2001	2002
Income tax provision computed at statutory rate	$ 1,118	$ 1,144	$ 1,498
Add (subtract) tax effect of
Low income housing credit	(49)	(45)	(48)
Tax exempt income	(51)	(71)	(43)
State tax expense (net of federal tax benefit)	177	143	223
ESOP expense	26	30	43
Other	14	2	19
	$ 1,235	$ 1,203	$ 1,692

The net deferred tax asset/(liability) recorded at 2001 and 2002 is comprised of the following:

	2001	2002
Deferred tax assets from:
Bad debt deductions	$ 410	$ 822
Loan fee income	5	3
Deferred compensation	66	64
	481	889
Deferred tax liability from:
Fixed asset depreciation	(372)	(597)
Net unrealized gain on securities	(62)	(111)
Mortgage servicing rights	(277)	(352)
Other	(196)	(117)
	(907)	(1,177)
Valuation allowance for deferred tax assets	-	-
Net deferred tax asset/(liability)	$ (426)	$ (288)

(Continued)

NEXT PAGE

LSB FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2000, 2001 and 2002
(Dollars in thousands, except per share data)

NOTE 10 - INCOME TAXES (Continued)

Federal income tax laws provided additional bad debt deductions through 1987, totaling $1,861. Accounting standards do not require a deferred tax liability to be recorded on this amount, which liability otherwise would total $737 at December 31, 2002. If the Bank were liquidated or otherwise ceases to be a bank or if tax laws were to change, this amount would be expensed. Under 1996 tax law changes, bad debts are based on actual loss experience and tax bad debt reserves accumulated since 1987 are to be reduced. This requires payment of approximately $44 annually for six years beginning in 1998.

NOTE 11 - EARNINGS PER SHARE

The following table presents the data used to compute earnings per share:

	2000	2001	2002
Weighted average shares outstanding during the year	1,324,161	1,335,213	1,336,314
Dilutive effect of potential shares	22,799	28,587	42,705
Shares used to compute diluted earnings per share	1,346,960	1,363,800	1,379,019

During 2001 and 2002, there were 13,803 and 1,050 options that were antidilutive and were not considered in computing diluted earnings per share.

(Continued)

NEXT PAGE

LSB FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2000, 2001 and 2002
(Dollars in thousands, except per share data)

NOTE 12 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial instruments at year-end are as follows, in thousands.

	2001		2002
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Cash and short-term investments	$ 14,792	$ 14,792	$ 15,984	$ 15,984
Securities available-for-sale	10,733	10,733	11,779	11,779
Federal Home Loan Bank stock	3,525	3,525	3,782	3,782
Loans (net)	242,239	250,661	277,897	282,772
Accrued interest receivable	1,487	1,487	1,805	1,805
Financial liabilities
Deposits	(195,952)	(198,189)	(221,590)	(222,677)
Federal Home Loan Bank advances	(60,345)	(62,443)	(70,473)	(74,799)
Accrued interest payable	(212)	(212)	(212)	(212)

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
December 31, 2000, 2001 and 2002
(Dollars in thousands, except per share data)

NOTE 13 - PARENT COMPANY FINANCIAL STATEMENTS

Presented below are the condensed balance sheets and the related condensed statements of income and cash flows for the parent company.

CONDENSED BALANCE SHEETS
December 31, 2001 and 2002

	2001	2002
ASSETS
Short-term investments	$ 173	$ 46
Investment in the Bank	22,450	24,697
Securities available-for-sale	235	229
Loan to ESOP	343	275
Other assets	187	255
	$ 23,388	$ 25,502
LIABILITIES	$ -	$ -
SHAREHOLDERS' EQUITY	23,388	25,502
	$ 23,388	$ 25,502

CONDENSED STATEMENTS OF INCOME
For the years ended December 31, 2000, 2001 and 2002

	2000	2001	2002
Operating income
Dividends from the Bank	$ 316	$ 700	$ 861
Other operating income	15	15	14
Operating expenses	(132)	(168)	(190)
Income tax benefit	54	65	74
Income before equity in undistributed income of the Bank	253	612	759
Equity in undistributed income of the Bank	1,799	1,551	1,956
Net income	$ 2,052	$ 2,163	$ 2,715

(Continued)

NEXT PAGE

LSB FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2000, 2001 and 2002
(Dollars in thousands, except per share data)

NOTE 13 - PARENT COMPANY FINANCIAL STATEMENTS (Continued)

CONDENSED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2000, 2001, and 2002

	2000	2001	2002
Cash flows from operating activities
Net income	$ 2,052	$ 2,163	$ 2,715
Adjustments to reconcile net income to net cash from operating activities
Equity in undistributed income of the Bank	(1,799)	(1,551)	(1,956)
Change in other assets	(146)	153	(68)
Net cash from operating activities	107	765	691
Cash flows from investing activities
Proceeds from the paydown of securities available-for-sale	(3)	6	6
Proceeds from repayment of the loan to ESOP	69	68	68
Net cash from investing activities	66	74	74
Cash flows from financing activities
Issuance of RRP shares, net of forfeitures	53	76	-
Dividends paid	(466)	(531)	(587)
Stock options exercised	44	8	22
Repurchase of stock	-	(270)	(327)
Net cash from financing activities	(369)	(717)	(892)
Net changes in cash equivalents	(196)	122	(127)
Cash equivalents at beginning of year	247	51	173
Cash equivalents at end of year	$ 51	$ 173	$ 46

(Continued)

NEXT PAGE

LSB FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2000, 2001 and 2002
(Dollars in thousands, except per share data)

NOTE 14 - OTHER COMPREHENSIVE INCOME

Other comprehensive income components and related taxes were as follows:

	2000	2001	2002
Unrealized holding gains and losses on available-for-sale securities	$ 176	$ 148	$ 121
Less reclassification adjustments for gains and losses later recognized in income	(2)	(1)	-
Net unrealized gains and losses	174	147	121
Tax effect	69	(59)	(49)
Other comprehensive income/(loss)	$ 105	$ 88	$ 72

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

Kenneth P. Burns
Executive Vice President and Treasurer,
Purdue University

Mary Jo David
Vice President, Chief Financial Officer
and Secretary-Treasurer of LSB Financial and Lafayette Savings

Harry A. Dunwoody
Senior Vice President of LSB Financial and
  Lafayette Savings

Philip W. Kemmer
Transportation Supervisor,
Lafayette School Corp.

Thomas R. McCully
Partner, Stuart & Branigin

Peter Neisel
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

NEXT PAGE

SHAREHOLDER INFORMATION

Corporate Office

101 Main Street
Lafayette, Indiana 47902

Branch Offices

1020A Sagamore Park Centre
West Lafayette, IN 47906

1501 Sagamore Parkway North
Lafayette, Indiana 47905

833 Twyckenham Boulevard
Lafayette, Indiana 47905

3510 S.R. 38 E
Lafayette, IN 47905

Independent Auditors

Crowe, Chizek and Company LLP
3815 River Crossing Parkway, Suite 300
P.O. Box 40977
Indianapolis, Indiana 46240-0977

Transfer Agent

Computershare Investor Services
350 Indiana Street, Suite 800
Golden, Colorado 80401

Local Counsel

Stuart & Branigin
300 Main Street, Suite 800
Lafayette, Indiana 47902

Special Counsel

Silver, Freedman & Taff, L.L.P.
1700 Wisconsin Avenue, N.W.
Washington, D.C. 20007

Form 10-KSB Report

            A copy of LSB Financial's Annual Report on Form 10-KSB without exhibits for the fiscal year ended December 31, 2002, as filed with the SEC, will be furnished without charge to shareholders of LSB Financial upon written request to the Secretary, LSB Financial Corp., 101 Main Street, P.O. Box 1628, Lafayette, Indiana 47902, or by calling (765) 742-1064. Copies of the exhibits filed with the Form 10-KSB may be obtained by shareholders at a charge of $0.25 per page.

NEXT PAGE

Common Stock

            As of December 31, 2002, there were approximately 1,073 holders of record of LSB Financial Common Stock and 1,364,188 shares of issued and outstanding common stock. LSB Financial's stock is quoted on the Nasdaq National Stock Market under the symbol "LSBI."

            The following table sets forth, for the periods shown, the high and low sale price of the common stock and cash dividends per share declared. All amounts have been adjusted to reflect stock dividends and stock splits declared by the Company to date.

Quarter Ended	High	Low	Cash Dividends Declared
March 31, 2001	$13.50	$11.875	$0.10
June 30, 2001	13.90	12.21	0.10
September 30, 2001	14.80	12.80	0.10
December 31, 2001	16.35	14.70	0.10
March 31, 2002	17.00	16.00	0.11
June 30, 2002	19.65	16.61	0.11
September 30, 2002	19.61	17.77	0.11
December 31, 2002	19.94	17.51	0.11

            Dividend payment decisions are made with consideration of a variety of factors including earnings, financial condition, market considerations and regulatory restrictions. Restrictions on dividend payments are described in Note 7 of the Notes to Consolidated Financial Statements included in this Annual Report.

NEXT PAGE