Form 10KSB, Exhibit 13
period 2003-12-31
LSB FINANCIAL CORP
filed 2004-03-30
CIK 930405

Understanding

2003 Annual Report

NEXT PAGE

LSB Financial Corp.

2003 Annual Report

NEXT PAGE

LSB FINANCIAL CORP.

TABLE OF CONTENTS
Letter to Shareholders	1
Selected Financial Information	2
Management's Discussion and Analysis	4
Disclosure Regarding Forward-looking Statements	18
Auditors' Report	19
Consolidated Financial Statements	20
Directors and Executive Officers	45
Shareholder Information	46

FINANCIAL HIGHLIGHTS
December 31, 2003 (Dollars in Thousands)
Total assets	$319,272
Total loans, net of allowance	277,566
Securities and short term investments	21,541
Deposits	225,485
Borrowings	64,851
Net Income	2,949
Shareholders' equity	27,727
Shareholders' equity as percent of assets	8.68%

ANNUAL MEETING

The Annual Meeting of Shareholders of LSB Financial Corp. will be held April 21, 2004 at 9:00 a.m. local time at the LSB Building, located at 22 N. Second Street, Lafayette, Indiana.

NEXT PAGE

LSB FINANCIAL CORP.

March 17, 2004

Dear Shareholders,

            This year will be Lafayette Savings Bank's 135th year of providing banking services to the Greater Lafayette community. We are proud to present this report on our performance in 2003.

            We achieved a record level of net income of $2.9 million in 2003 which equates to basic earnings per share of $2.23, an increase of 9.85% over 2002. Our return on equity hit 11.03% and our return on assets was just shy of 1%, coming in at 0.94%. We are making great strides toward our goal of becoming Indiana's top performing thrift institution. Based on return on equity, our Company ranked fourth in Keefe, Bruyette & Woods' year-end performance report for Indiana-based thrift institutions.

            A major component of income in 2003 was $1.8 million from the gain on the sale of fixed rate mortgages. With interest rates at record low levels, we expected and saw borrowers take advantage of the opportunity to refinance their mortgages to low, fixed rate products. We sold over $113 million in loans in 2003, which is double our 2002 sales, without suffering any loss to our in-house loan portfolio which remained at $278 million.

            Net income was also affected in 2003 by a $373,000 increase in net interest income, a reflection of our strong net interest rate margin of 3.50%. Our deposits also grew in 2003, increasing by $3.9 million, to $225 million which enabled us to reduce some of our more costly funding from the Federal Home Loan Bank.

            We believe the key to our success is our understanding. We understand our past--the sincerity ascribed to John Purdue, our founder, and the other community leaders who contributed to our strong foundation. We understand our community and what it values because our board members and management team live and work here, and we make our decisions here. We're known to our customers by name, and so is our bank, which has operated for 135 years as Lafayette Savings Bank.

            We understand our customers because they are also our friends, neighbors, and fellow community volunteers. And we understand you, our shareholders, and your desire for a sound investment.

            We believe this understanding yields returns--it shows up in our financial statements, in our thriving community and in our success at exceeding customer expectations through our dedicated and professional staff.

            Thank you for your trust in us. We're heading into 2004 with a new message emphasizing understanding, a focus on continued financial prosperity, and unbridled enthusiasm.

Respectfully,

Randolph F. Williams
President and Chief Executive Officer

NEXT PAGE

SELECTED FINANCIAL INFORMATION

            The selected financial data presented below should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations, as well as the audited Consolidated Financial Statements contained elsewhere in this Annual Report.

	December 31,
	2003	2002	2001	2000	1999

Selected Financial Condition Data
Total assets	$319,272	$319,096	$280,963	$282,225	$257,139
Loans receivable, net	277,566	277,897	242,239	248,256	233,362
Securities available-for-sale	14,050	11,779	10,733	11,590	10,704
Short-term investments	7,491	14,357	12,314	7,912	7,500
Deposits	225,485	221,590	195,952	189,700	174,617
Total borrowings	64,851	70,473	60,345	69,498	61,879
Shareholders' equity (net)	27,727	25,502	23,388	21,766	19,810

	December 31,
	2003	2002	2001	2000	1999

Selected Operations Data:
Total interest income	$ 19,070	$ 20,098	$ 21,539	$ 20,646	$18,492
Total interest expense	8,529	9,930	12,939	12,149	10,444
Net interest income	10,541	10,168	8,600	8,497	8,048
Provision for loan losses	1,225	700	444	144	120
Net interest income after provision for loan losses	9,316	9,468	8,156	8,353	7,928
Deposit account service charges	820	707	753	604	590
Gain (loss) on sales of mortgage loans	1,810	984	680	93	159
Gain (loss) on sales of securities	---	---	1	2	2
Other non-interest income	677	445	589	574	486
Total non-interest income	3,307	2,136	2,023	1,273	1,237
Total non-interest expense	7,742	7,197	6,813	6,339	6,014
Income before taxes	4,881	4,407	3,366	3,287	3,151
Income taxes	1,932	1,692	1,203	1,235	1,227
Net income	$ 2,949	$ 2,715	$ 2,163	$ 2,052	$ 1,924
Earnings per share	$ 2.23	$ 2.03	$ 1.62	$ 1.55	$ 1.47
Earnings per share, assuming dilution	2.14	1.97	1.59	1.52	1.43
Dividends paid per share	.50	.44	.40	.36	.32

NEXT PAGE

	December 31,
	2003		2002		2001		2000		1999
Selected Financial Ratios and Other Data:
Performance Ratios:
Return on assets (ratio of net income to average total assets)	0.94%		0.90%		0.75%		0.76%		0.77%
Return on equity (ratio of net income to average equity)	11.03		10.99		9.51		9.86		10.13
Average interest rate spread during period	3.36		3.33		2.91		3.07		3.15
Net interest margin(1)	3.50		3.50		3.13		3.29		3.35
Operating expense to average total assets	2.46		2.37		2.37		2.36		2.41
Average interest-earning assets to average interest-bearing liabilities	1.05	x	1.05	x	1.05	x	1.05	x	1.05	x

Quality Ratios:
Non-performing assets to total assets at end of period	1.28%		1.12%		0.98%		0.35%		0.39%
Allowance for loan losses to non-performing loans	83.12		60.30		51.81		104.47		90.03
Allowance for loan losses to loans receivable	1.12		0.72		0.59		0.41		0.40

Capital Ratios:
Shareholders' equity to total assets at end of period	8.68		7.99		8.32		7.71		7.70
Average shareholders' equity to average total assets	8.49		8.15		7.91		7.74		7.61
Dividend payout ratio	22.31		22.34		25.16		23.68		22.38

Other Data:
Number of full-service offices	5		5		4		4		4

(1) Net interest income divided by average interest-earning assets.

NEXT PAGE

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

            LSB Financial Corp., an Indiana corporation, is the holding company of Lafayette Savings Bank, FSB. LSB Financial Corp. has no separate operations and its business consists only of the business of the Lafayette Savings Bank. References in this Annual Report to "we," "us" and "our" refer to LSB Financial and/or Lafayette Savings as the context requires.

Business Strategy

            We have been, and intend to continue to be, a community-oriented financial institution. Our primary business consists of attracting deposits from the general public and using these deposits to provide financing for the purchase and construction of residential properties, and to a lesser extent, multi-family and commercial properties. We also make a limited amount of commercial business and consumer loans. The results of operations, therefore, are dependent primarily on net interest income, which is the difference between the interest income earned on our loan and investment portfolios and our cost of funds, which consists of interest expense incurred on deposits and borrowings. Net interest income is directly affected by the relative amounts of interest-earning assets and interest-bearing liabilities and the interest rates earned or paid on such amounts. Our operating results are also affected by the level of the provision for loan losses, the level of non-interest income, including gains and losses on the sale of loans, and non-interest expenses. Our non-interest expenses consist principally of employee compensation, occupancy expenses and other general and administrative expenses.

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

NEXT PAGE

            This year due to the general economic environment, we sold $113.4 million of one- to four-family fixed rate mortgage loans in the secondary market, offsetting the resulting decrease in that portfolio to some extent with growth in our non one-to-four family loan portfolios.

            The results of our business strategy may be illustrated as follows:

    One- to four-family loans (including loans held for sale) decreased from $144.1 million at December 31, 2002 to $131.6 million at December 31, 2003.

    All other loans, net, including multi-family, land and land development, construction, commercial real estate, consumer and commercial business loans increased from $133.8 million at December 31, 2002 to $146.0 million at December 31, 2003.

    At December 31, 2003, 74.54% of our gross loan portfolio had adjustable interest rates.

    Total deposit accounts increased from $221.6 million at December 31, 2002 to $225.5 million at December 31, 2003, with core deposits increasing from $73.6 million to $77.4 million over the same period.

Financial Condition

            The balance of our net loan portfolio remained relatively unchanged at December 31, 2002 compared to December 31, 2003. Residential mortgage loans decreased $12.5 million in 2003. While we originated $147.5 million in residential mortgage loans during 2003 compared to $110.5 million in 2002, we sold $58.3 million more loans in the secondary market in 2003. The decrease in the residential mortgage loan portfolio was offset by an $11.7 million increase in multi-family, land and land development, construction, commercial real estate loans. We typically retain the servicing rights on loans sold in the secondary market in order to maintain a business relationship with the borrowers. We attribute the increase in mortgage loan activity to the continuing low interest rate environment during 2003, which prompted many borrowers to refinance their residential mortgage loans and others to originate or restructure commercial projects to take advantage of low funding costs.

            Comparing the loan sales in 2003 with that of prior years, we sold fixed rate loans with servicing rights retained totaling $42.9 million in 2001 and $53.1 million in 2002, compared with $113.4 million in 2003. These sales were based upon asset/liability management considerations. In addition, during 2001, 2002, and 2003 we originated and sold $6.1 million, $2.0 million, and $228,000 respectively, of fixed-rate loans on the secondary market with servicing released. See "Asset/ Liability Management." Adjustable rate loans were retained in our loan portfolio.

            Our portfolio of securities and short-term investments decreased from $26.2 million at December 31, 2002 to $21.5 million at December 31, 2003, as we continue to maintain a laddered security portfolio for liquidity purposes.

NEXT PAGE

            Deposit accounts increased by 1.76% or $3.9 million from December 31, 2002 to December 31, 2003. This increase was due to the increase in core deposits, primarily in our Money Market Deposit Account as depositors were attracted to the comparatively higher rates combined with the access available with a Money Market account.

            We utilize advances available through the Federal Home Loan Bank ("FHLB") to provide additional funding for loan growth as well as for asset/liability management purposes. At December 31, 2002, we had $70.5 million in FHLB advances outstanding. Because of the increased loan sales, we decreased FHLB advances in 2003 to $64.9 million, a decrease of $5.6 million or 7.98%.

            Shareholders' equity increased $2.2 million, or 8.72%, during 2003 primarily as a result of net income of $2.9 million, partially offset by our payment of dividends on common stock and the repurchase of 15,000 shares of our stock as part of a stock repurchase plan. Shareholders' equity to total assets was 7.99% at December 31, 2002 compared to 8.68% at December 31, 2003.

Results of Operations

            Our results of operations depend primarily on the levels of net interest income, which is the difference between the interest income earned on loans and securities and other interest earning assets, and the interest expense on deposits and borrowed funds. Our results of operation are also dependent upon the level of our non-interest income including fee income and service charges, gains or losses on the sale of loans and the level of our non-interest expenses, including general and administrative expenses. Net interest income is dependent upon the volume of interest-earning assets and interest-bearing liabilities and upon the interest rate which is earned or paid on these items. Our results of operations are also affected by the level of the provision for loan losses. We, like other financial institutions, are subject to interest rate risk to the degree that our interest-bearing liabilities mature or reprice at different times, or on a different basis, than our interest-earning assets.

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

	Year Ended December 31,
	2003			2002			2001
	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate
Assets:	(Dollars in thousands)
Loans receivable(1)	$ 266,876	$18,261	6.84%	$ 261,142	$19,250	7.36%	$ 247,461	$20,401	8.24%
Mortgage-backed securities	1,676	69	4.12	2,001	109	5.45	2,774	173	6.24
Other investments	28,545	543	1.90	23,024	521	2.26	21,401	703	3.28
FHLB stock	3,855	197	5.11	3,613	218	6.03	3,525	262	7.43
Total interest-earning assets	300,952	19,070	6.34	290,110	20,098	6.93	275,161	21,539	7.83
Non-interest earning assets	13,966			13,018			12,502
Total assets	$ 314,918			$ 303,128			$ 287,663

Liabilities and Shareholders' Equity: Interest-Bearing Liabilities:
Savings deposits	$ 19,355	156	0.81	$ 18,120	189	1.04	$ 15,712	353	2.25
Demand and NOW deposits	56,787	326	0.57	50,520	347	0.69	42,741	604	1.41
Time deposits	145,653	4,694	3.22	139,510	5,532	3.97	137,956	7,884	5.71
Borrowings	64,484	3,353	5.20	68,163	3,862	5.67	66,462	4,098	6.17
Total interest-bearing liabilities	286,279	8,529	2.98	276,313	9,930	3.59	262,871	12,939	4.92
Other liabilities	1,903			2,101			2,037
Total liabilities	288,182			278,414			264,908
Shareholders' equity	26,736			24,714			22,755
Total liabilities and shareholders' equity	$ 314,918			$ 303,128			$ 287,663
Net interest income		$10,541			$10,168			$ 8,600
Net interest rate spread			3.36%			3.33%			2.91%
Net earning assets	$14,673			$13,797			$ 12,290
Net yield on average interest-earning assets			3.50%			3.50%			3.13%
Average interest-earning assets to average interest-bearing liabilities	1.05x			1.05x			1.05x

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

	Year Ended December 31,
	2002 vs. 2003			2001 vs. 2002
	Increase (Decrease) Due to		Total Increase	Increase (Decrease) Due to		Total Increase
	Volume	Rate	Decrease	Volume	Rate	(Decrease)
	(In thousands)

Interest-earning assets:
Loans receivable	$392	$(1,381)	$(989)	$ 1,070	$(2,221)	$(1,151)
Mortgage-backed securities	(16)	(24)	(40)	(47)	(17)	(64)
Other investments	113	(91)	22	40	(222)	(182)
FHLB stock	14	(35)	(21)	5	(49)	(44)
Total interest-earning assets	$ 503	$(1,531)	(1,028)	$ 1,067	$(2,508)	(1,441)

Interest-bearing liabilities:
Savings deposits	$ 12	$ (45)	(33)	$ 28	$ (192)	(164)
Demand deposits and NOW accounts	40	(61)	(21)	59	(316)	(257)
Time deposits	235	(1,073)	(838)	62	(2,414)	(2,352)
Borrowings	(202)	(307)	(509)	98	(334)	(236)
Total interest-bearing liabilities	$ 85	$(1,486)	(1,401)	$ 247	$(3,256)	(3,009)

Net interest income			$ 373			$ 1,568

NEXT PAGE

Comparison of Operating Results for the Years Ended December 31, 2003 and December 31, 2002.

            General. Net income for the year ended December 31, 2003 was $2.9 million, an increase of $234,000 or 8.62% compared to net income for the year ended December 31, 2002. This increase was primarily due to a $826,000 increase in the net gain on sale of mortgage loans and a $373,000 increase in net interest income, partially offset by a $525,000 increase in the provision for loan losses and a $545,000 increase in non-interest expenses.

            Our return on average assets was 0.94% for the year ended 2003, compared to 0.90% for the year ended 2002. Return on equity was 11.03% for the year ended 2003, compared to 10.99% for 2002. Average shareholders' equity to average total assets was 8.49% for the year ended 2003, compared to 8.15% for the year ended 2002. During 2003 we paid regular quarterly cash dividends on common stock totaling $658,000 for the year, or $.50 per share, representing a dividend payout ratio, dividends declared per share divided by diluted net income per share, of approximately 22%.

            Net Interest Income. Net interest income for the year ended December 31, 2003 increased $373,000 or 3.67% over the same period in 2002. Our net interest margin (net interest income divided by average interest-earning assets) remained unchanged for the years ended December 31, 2002 and December 31, 2003 at 3.50% but there was a slight increase in the average interest rate spread as the average rate paid on deposit products declined as maturing certificates of deposit were replaced with lower rate products.

            Interest income on loans decreased $989,000 or 5.14%, for the year ended December 31, 2003, compared to the year ended December 31, 2002, primarily the result of a decrease in yield on loans from 7.36% for the year ended December 31, 2002 to 6.84% for the year ended December 31, 2003, caused primarily by the decrease in market interest rates. This decrease in yield was partially offset by an increase of $5.7 million in average loans outstanding, primarily the result of the ongoing success of the Company's focus on commercial and multi-family real estate, commercial business and home equity loan production and by an increase in our residential real estate loan portfolio due to increased refinancing activity due to low mortgage interest rates.

            Interest expense for the year ended December 31, 2003, decreased $1.4 million or 14.11% over the same period in 2002. This decrease was primarily due to a decrease in the rate paid on interest bearing liabilities from 3.59% in 2002 to 2.98% in 2003, reflecting the generally lower interest rates over the period, and an increase of $10.0 million in average interest-bearing liabilities, consisting of an additional $13.6 million in the average balance of customer deposit accounts and a $3.7 million decrease in the average balance of Federal Home Loan Bank advances drawn to fund loan demand.

            Provision for Loan Losses. We establish our provision for loan losses based on a systematic analysis of risk factors in the loan portfolio. The analysis includes consideration of concentrations of credit, past loss experience, current economic conditions, the amount and composition of the loan portfolio, estimated fair value of the underlying collateral, loan

NEXT PAGE

commitments outstanding, delinquencies and industry standards. From time to time, we also use the services of a consultant to assist in the evaluation of our growing commercial real estate loan portfolio. On at least a quarterly basis, a formal analysis of the adequacy of the allowance is prepared and reviewed by management and the Board of Directors. This analysis serves as a point in time assessment of the level of the allowance and serves as a basis for provisions for loan losses.

            More specifically, our analysis of the loan portfolio will begin at the time the loan is originated, at which time each loan is assigned a risk rating. If the loan is a commercial credit, the borrower will also be assigned a similar rating. Loans that continue to perform as agreed will be included in one of ten non-classified loan categories. Portions of the allowance are allocated to loan portfolios in the various risk grades, based upon a variety of factors including, historical loss experience, trends in the type and volume of the loan portfolios, trends in delinquent and non-performing loans, and economic trends affecting our market. Loans no longer performing as agreed are assigned a lower risk rating, eventually resulting in their being regarded as classified loans. A collateral re-evaluation form is completed on all classified loans. This process results in the allocation of specific amounts of the allowance to individual problem loans, generally based on an analysis of the collateral securing those loans. These components are added together and compared to the balance of our allowance at the evaluation date.

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

            We recorded a $1.2 million provision for loan losses during 2003 as a result of our analysis of our current loan portfolios compared to $700,000 during 2002. The increased provision during 2003 was necessary to maintain the allowance for loan losses at a level considered adequate to absorb losses inherent in the loan portfolio and cover charge-offs during the year. Additionally, the provision for loan losses was increased to reflect the change in our loan mix.

            At December 31, 2003, non-performing assets, consisting of non-accruing loans, accruing loan 90 or more days delinquent and other real estate owned, totaled $4.6 million compared to $3.6 million at December 31, 2002. In addition to our non-performing assets, we identified $14.6 million other loans of concern where known information about possible credit problems of borrowers causes management to have serious doubts as to the ability of the borrowers to comply with present repayment terms and that may result in disclosure of such loans as non-performing assets in the future. The vast majority of these loans, as well as our non-performing assets, are well collateralized.

            At December 31, 2003, we believe that our allowance for loan losses is adequate to absorb estimated probable losses inherent in our loan portfolio. Our allowance for losses equaled 1.12% of net loans receivable and 76.16% of non-performing assets at December 31, 2003 compared to 0.72% and 55.61% at December 31, 2002, respectively.

NEXT PAGE

            Non-Interest Income. Non-interest income for the year ended December 31, 2003 increased by $1.2 million, or 54.82% compared to the same period in 2002. The increase was primarily due to a $826,000 increase in gains on the sale of mortgage loans in the secondary market due to a $58.4 million, or 105.94%, increase in loans sold, and by a $232,000 increase in other non-interest income, primarily the result of an increase in mortgage loan servicing fees caused by a $90,000 decrease in the amortization and write down of mortgage servicing rights and a $95,000 increase in servicing fees on our loan servicing portfolio. Mortgage servicing rights represent the allocated value of servicing rights retained on loans sold. The value is the net present value of the expected servicing fee income over the life of a loan and is recorded at the time the loan is sold. It is amortized to expense over the expected life of the loan and offsets the monthly service fee recorded in other income. Management monitors the prepayment of sold loans and adjusts the amortization of the originated servicing right asset to recognize the repayment and prepayment of sold loans and to assure that the balance does not exceed the expected fair value of the servicing right asset. Amortization and write downs on servicing rights was $90,000 less in 2003 compared to 2002 due to decreased prepayments and an increase in the fair value of servicing rights. The fair market value of servicing rights increased due to the rising interest rate environment in the last quarter of 2003, as the expected life of the servicing asset increased as borrowers become less likely to refinance their mortgages. The originated servicing right asset at December 31, 2002 was $813,000, compared to $1.4 million at year-end 2003.

            Non-Interest Expense. Non-interest expense for the year ended December 31, 2003 increased $545,000 over the same period in 2002. The major components of this increase included a $350,000 increase in salaries and employee benefits partly due to the increased lending activity, and also to normal annual increases in salaries and benefits. Increases in advertising costs were due to the bank engaging a new advertising firm and the development of a new campaign.

            Income Tax Expense. The Company's income tax provision increased by $240,000 for the year ended December 31, 2003 compared to the year ended December 31, 2002, due to higher taxable income.

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

NEXT PAGE

dividend payout ratio, dividends declared per share divided by diluted net income per share, of approximately 22%.

            Net Interest Income. Net interest income for the year ended December 31, 2002 increased $1.6 million or 18.23% over the same period in 2001. This increase was partly volume driven as average outstanding balances rose during the year, but also rate driven as shown by the increase in our net interest margin (net interest income divided by average interest-earning assets) from 3.13% for the year ended December 31, 2001, to 3.50% for the year ended December 31, 2002. This increase in net interest margin was caused by a decline in the average rate paid on deposit products primarily due to high fixed rate certificates of deposit maturing and being replaced with lower rate products, somewhat offset by the declining yield on loans due to the large number of borrowers refinancing into lower rate loans.

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

            Interest expense for the year ended 2002 decreased $3.0 million or 23.26% over the same period in 2001. This decrease was primarily due to a decrease in the rate paid on interest bearing liabilities from 4.92% in 2001 to 3.59% in 2002 reflecting the generally lower interest rates over the period, partially offset by an increase of $13.4 million in average interest-bearing liabilities, consisting of an additional $11.7 million in the average balance of customer deposit accounts and a $1.7 million increase in the average balance of Federal Home Loan Bank advances drawn to fund loan demand. While the majority of expected rate savings on interest bearing liabilities has been recognized and assuming rates stay at their current levels, we anticipate some additional improvement as $16.0 million in Federal Home Loan Bank advances with an average rate of 6.10% and $18.0 million in certificate accounts with average rates over 4.00% are expected to reprice to lower rates,

            Provision for Loan Losses. We recorded a $700,000 provision for loan losses during 2002 as a result of our analysis of our current loan portfolios compared to $444,000 during 2001.

NEXT PAGE

The increased provision during 2002 was necessary to maintain the allowance for loan losses at a level considered adequate to absorb losses inherent in the loan portfolio and cover charge-offs during the year. Additionally, the provision for loan losses was increased to reflect the change in our loan mix.

            At December 31, 2002, non-performing assets, consisting of non-accruing loans, accruing loan 90 or more days delinquent and other real estate owned, totaled $3.6 million compared to $2.8 million at December 31, 2001. In addition to our non-performing assets, we identified $6.9 million other loans of concern where known information about possible credit problems of borrowers causes management to have serious doubts as to the ability of the borrowers to comply with present repayment terms and that may result in disclosure of such loans as non-performing assets in the future. The vast majority of these loans, as well as our non-performing assets, are well collateralized.

            At December 31, 2002, we believe that our allowance for loan losses is adequate to absorb estimated probable losses inherent in our loan portfolio. Our allowance for losses equaled 0.72% of net loans receivable and 55.61% of non-performing assets at December 31, 2002 compared to 0.59% and 51.68% at December 31, 2001, respectively.

            Non-Interest Income. Non-interest income for the year ended December 31, 2002 increased by $113,000, or 5.59% compared to the same period in 2001. The increase was primarily due to a $304,000 increase in gains on the sale of mortgage loans in the secondary market due to a $6.1 million increase in loans sold, and to an adjustment to recognize the increase in the value of loans held for sale at December 31, 2001 to market value. This increase was partially offset by a $144,000 decrease in other non-interest income, primarily the result of increased amortization on originated mortgage servicing rights. Mortgage servicing rights are the allocated value of servicing rights retained on loans sold. The value is the net present value of the expected servicing fee income over the life of a loan and is recorded at the time the loan is sold. It is amortized to expense over the expected life of the loan and offsets the monthly service fee income. Management monitors the prepayment of sold loans and adjusts the amortization of the originated servicing right asset to recognize the repayment and prepayment of sold loans and to assure that the balance does not exceed the expected fair value of the servicing right asset. Amortization increased in 2002 due to mortgage prepayments and a decline in the fair market value of servicing rights related to the low interest rate environment. The originated servicing right asset at December 31, 2001 was $704,000, compared to $813,000 at year-end 2002.

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

1NEXT PAGE

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

            It has been and continues to be a priority of the Board and management to manage interest rate risk to maintain an acceptable level of potential changes to interest income as a result of interest rate changes. Our asset/liability policy, established by the board of directors, sets forth acceptable limits on the amount of change in net portfolio value given certain changes in interest rates. We have an asset/liability management committee which meets quarterly to review our interest rate position, and an investment committee which reviews the interest rate risk position and other related matters with the Board, and to make recommendations for adjusting this position to the full board of directors. In addition, the investment committee of the Board meets semi-annually with our outside investment advisors to review our investment portfolio and strategies relating to interest rate risk. Specific strategies have included the sale of long-term, fixed rate loans to reduce the average maturity of our interest-earning assets and the use of Federal Home Loan Bank advances to lengthen the effective maturity of our interest-bearing liabilities. In the future, our community banking emphasis, including the origination of commercial business loans, is intended to further increase our portfolio of short-term and/or adjustable rate loans.

            Presented below, as of December 31, 2003 and 2002, is an analysis of our interest rate risk as measured by the effect on NPV caused by instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up and down 300 basis points, and compared to Board policy limits. (One hundred basis points equals one percent.) The Board Limit column indicates the lowest allowable limits for NPV after each interest rate shock. Assumptions used in calculating the amounts in this table are OTS assumptions. No information is provided for a negative 200 or 300 basis point shift in interest rates for 2002, due to a low prevailing interest rate environment making such scenarios unlikely.

NEXT PAGE

Change in	Board Limit	At December 31, 2003		At December 31, 2002
Interest Rate	Post-shock	Post-shock	Change	Post-shock	Change
(Basis Points)	NPV Ratio	NPV Ratio	(Basis Points)	NPV Ratio	(Basis Points)

300 bp	6.00%	9.64%	(35) bp	8.52%	31 bp
200	7.00	9.98	0	8.64	42
100	8.00	10.13	14	8.54	33
0	8.00	9.98		8.22	---
-100	8.00	9.40	(59)	7.67	(55)

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

            We also make use of "gap" analysis which measures the difference between the amount of interest-earning assets which are anticipated to mature or reprice within a particular period and the amount of interest bearing liabilities which are expected to reprice in that same period. We rely on certain assumptions, such as the amount and timing of loan prepayments in the measurement of the interest rate sensitivity gap. Similar shortcomings to those experienced with NPV analysis are also inherent in the gap method of analysis. Our analysis at December 31, 2003 indicated a 23.43% positive one-year gap, that is, in the next twelve months, we expect 23.43% more assets than liabilities will reprice, which would generally imply a favorable impact on net interest income in periods of rising interest rates and a negative impact in periods of falling interest rates. The reason for this gap is that deposit customers have generally been attracted to longer term deposits which offer somewhat higher rates, while borrowers continue to refinance their mortgage loans to fixed rate loan products, which we typically sell on the secondary market.

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

            Our primary investing activities are the origination of loans and the purchase of securities. During the year ended December 31, 2003, the Bank originated loans totaling $241.6 million.

NEXT PAGE

These investment activities were funded primarily by principal repayments and prepayments on loans and maturities of investment securities totaling $135.2 million. The proceeds from the sale of loans totaled $114.2 million for the year ended December 31, 2003. There were no security sales in 2003.

            The major sources of cash from financing activities in the years ended December 31, 2003 was an increase in deposits of $3.9 million. In 2003 we repaid borrowings of $5.6 million. We currently use, and intend to continue to use, Federal Home Loan Bank advances as a source of funding for loans when advantageous interest rate risk matches can be found.

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

            Our current internal policy for liquidity is 6% to 8%. Our liquidity ratios at December 31, 2003 was 7.44%.

            We anticipate that we will have sufficient funds available to meet current loan commitments. At December 31, 2003, we had outstanding commitments to originate loans and available lines of credit totaling $62.2 million and commitments to provide funds to complete current construction projects in the amount of $7.0 million. Certificates of deposit which will mature in one year or less at December 31, 2003 totaled $67.1 million. Based on our experience, our certificates of deposit have been a relatively stable source of long-term funds as such certificates are generally renewed upon maturity since we have established long-term banking relationships with its customers. Therefore, we believe a significant portion of such deposits will remain with us, although this cannot be assured.

            LSB Financial also has a need for, and sources of liquidity. Liquidity is required to fund its operating expenses, fund stock repurchase programs, as well as for the payment of dividends to shareholders. At December 31, 2003, LSB Financial had $89,000 in liquid assets on hand. The primary source of liquidity on an ongoing basis is dividends from Lafayette Savings. Dividends totaling $995,000 were paid from Lafayette Savings to LSB Financial during the year ended December 31, 2003. For the year ended December 31, 2003, LSB Financial paid dividends to shareholders totaling $658,000.

            Regulatory agencies have established capital adequacy standards which are used in their monitoring and control of the industry. These standards relate capital to levels of risk by assigning different weightings to assets and certain off-balance sheet activity. As shown in the footnote to the consolidated financial statements ("Capital Requirements and Dividend Restrictions"), our capital levels exceed the requirements to be considered well capitalized at December 31, 2003.

NEXT PAGE

Off-Balance Sheet Arrangements

            See Note 9 to the consolidated financial statements regarding off-balance sheet commitments.

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

NEXT PAGE

REPORT OF INDEPENDENT AUDITORS

Board of Directors
LSB Financial Corp.
Lafayette, Indiana

We have audited the accompanying consolidated balance sheets of LSB Financial Corp. as of December 31, 2003 and 2002 and the related statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LSB Financial Corp. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Crowe Chizek and Company LLC

Indianapolis, Indiana
January 23, 2004

NEXT PAGE

LSB FINANCIAL CORP.
CONSOLIDATED BALANCE SHEETS
December 31, 2003 and 2002
(Dollars in thousands, except per share data)

	2003	2002
ASSETS
Cash and due from banks	$ 1,906	$ 1,627
Short-term investments	7,491	14,357
Cash and cash equivalents	9,397	15,984
Securities available-for-sale	14,050	11,779
Loans held for sale	803	8,063
Loans, net of allowance ($3,098 and $1,996)	276,763	269,834
Premises and equipment, net	7,110	7,039
Federal Home Loan Bank stock	3,928	3,782
Bank owned life insurance	2,861	310
Accrued interest receivable and other assets	4,360	2,305

	$319,272	$319,096

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
Deposits	$225,485	$221,590
Advances from Federal Home Loan Bank	64,851	70,473
Accrued interest payable and other liabilities	1,209	1,531
Total liabilities	291,545	293,594

Shareholders' equity
Common stock ($.01 par value - 7,000,000 shares authorized; 1,356,200 and 1,364,188 shares issued)	14	14
Additional paid-in capital	8,020	8,100
Retained earnings	19,841	17,550
Unamortized cost of recognition and retention plan	(80)	(109)
Unearned shares held by employee stock ownership plan	(159)	(218)
Accumulated other comprehensive income	91	165
Total shareholders' equity	27,727	25,502

	$319,272	$319,096

See accompanying notes.

NEXT PAGE

LSB FINANCIAL CORP
CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31, 2003, 2002 and 2001
(Dollars in thousands, except per share data)

	2003	2002	2001
Interest income
Loans, including related fees	$18,261	$19,250	$20,401
Taxable securities	535	582	632
Tax exempt securities	194	184	256
Other	80	82	250
	19,070	20,098	21,539
Interest expense
Deposits	5,176	6,068	8,841
Borrowings	3,353	3,862	4,098
	8,529	9,930	12,939

Net interest income	10,541	10,168	8,600

Provision for loan losses	1,225	700	444

Net interest income after provision for loan losses	9,316	9,468	8,156

Noninterest income
Deposit account service charges and fees	820	707	753
Net gain on mortgage loans originated for sale	1,810	984	680
Net gain on securities	-	-	1
Other	677	445	589
	3,307	2,136	2,023
Noninterest expense
Salaries and employee benefits	4,376	4,026	3,688
Occupancy and equipment, net	1,084	1,076	833
Computer service	367	336	299
Advertising	219	330	399
Other	1,696	1,429	1,594
	7,742	7,197	6,813

Income before income taxes	4,881	4,407	3,366

Income tax provision	1,932	1,692	1,203

Net income	$2,949	$2,715	$2,163

Earnings per share	$ 2.23	$ 2.03	$ 1.62
Earnings per share, assuming dilution	2.14	1.97	1.59

See accompanying notes.

NEXT PAGE

LSB FINANCIAL CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Years ended December 31, 2003, 2002 and 2001
(Dollars in thousands, except per share data)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Benefit Plans	Accumulated Other Comprehensive Income/(loss)	Total

Balance, January 1, 2001	$ 14	$ 8,379	$ 13,790	$ (422)	$ 5	$ 21,766
Comprehensive income
Net income			2,163			2,163
Change in net unrealized gain (loss)					88	88
Total comprehensive income						2,251
Exercise of stock options (850 shares)		8				8
Grant of RRP shares (10,000 shares)		146		(146)
Forfeiture of RRP shares (5,600 shares)		(70)		70
RRP amortization expense				11		11
Employee stock ownership plan-shares earned		86		67		153
Acquisition and retirement of stock (17,500 shares)		(270)				(270)
Dividends paid ($.40 per share)			(531)			(531)

Balance December 31, 2001	14	8,279	15,422	(420)	93	23,388
Comprehensive income
Net income			2,715			2,715
Change in net unrealized gain (loss)					72	72
Total comprehensive income						2,787
Exercise of stock options (2,321 shares)		22				22
RRP amortization expense				29		29
Employee stock ownership plan-shares earned		126		64		190
Acquisition and retirement of stock (16,979 shares)		(327)				(327)
Dividends paid ($.44 per share)			(587)			(587)

Balance December 31, 2002	14	8,100	17,550	(327)	165	25,502

(Continued)

NEXT PAGE

LSB FINANCIAL CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (Continued)
Years ended December 31, 2003, 2002 and 2001
(Dollars in thousands, except per share data)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Benefit Plans	Accumulated Other Comprehensive Income/(loss)	Total

Balance December 31, 2002	$ 14	$ 8,100	$ 17,550	$ (327)	$ 165	$ 25,502
Comprehensive income
Net income			2,949			2,949
Change in net unrealized gain (loss)					(74)	(74)
Total comprehensive income						2,875
Exercise of stock options (7,012 shares)		65				65
RRP amortization expense				29		29
Employee stock ownership plan-shares earned		172		59		231
Acquisition and retirement of stock (15,000 shares)		(317)				(317)
Dividends paid ($.50 per share)			(658)			(658)

Balance December 31, 2003	$ 14	$ 8,020	$ 19,841	$ (239)	$ 91	$ 27,727

See accompanying notes.

NEXT PAGE

LSB FINANCIAL CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2003, 2002 and 2001
(Dollars in thousands)

	2003	2002	2001
Cash flows from operating activities
Net income	$ 2,949	$ 2,715	$ 2,163
Adjustments to reconcile net income to net cash from operating activities
Depreciation	535	536	358
Net amortization on securities	177	104	2
Provision for loan losses	1,225	700	444
Gain on securities	-	-	(1)
Federal Home Loan Bank stock dividend	(146)	-	-
Employee stock ownership plan - shares earned	231	190	153
Changes in assets and liabilities
Loans held for sale	3,860	(3,989)	(3,986)
Accrued interest receivable and other assets	(2,077)	(7)	576
Accrued interest payable and other liabilities	(273)	204	17
Net cash from operating activities	6,481	453	(274)

Cash flows from investing activities
Proceeds from the maturity and paydown of
securities available-for-sale	7,343	3,106	5,891
Purchase of securities available-for-sale	(9,914)	(4,165)	(4,889)
Proceeds from sales of securities available-for-sale	-	30	-
Purchase of Federal Home Loan Bank stock	-	(257)	-
Loans made to customers net of payments received	(4,754)	(32,369)	9,559
Purchase of life insurance policies	(2,500)	-	-
Purchase of premises and equipment	(606)	(480)	(944)
Net cash from investing activities	(10,431)	(34,135)	9,617

Cash flows from financing activities
Net change in deposits	3,895	25,638	6,252
Proceeds from Federal Home Loan Bank advances	26,000	24,500	3,660
Payments on advances from Federal Home Loan Bank	(31,622)	(14,372)	(12,813)
Dividends paid	(658)	(587)	(531)
Stock options exercised	65	22	8
Repurchase of stock	(317)	(327)	(270)
Net cash from financing activities	(2,637)	34,874	(3,694)

Net change in cash and cash equivalents	(6,587)	1,192	5,649

Cash and cash equivalents at beginning of period	15,984	14,792	9,143

Cash and cash equivalents at end of period	$ 9,397	$ 15,984	$ 14,792

Cash paid during the period for:
Interest	$ 8,522	$ 9,930	$ 12,99
Income taxes	2,434	1,657	1,247

Supplemental non-cash disclosures:
Transfer from loans held for sale to loans	3,400	-	-

See accompanying notes.

NEXT PAGE

LSB FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002 and 2001
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

Use of Estimates: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported and disclosed in the financial statements, and future results could differ from these estimates. The allowance for loan losses and fair values of servicing rights and financial instruments are particularly subject to change.

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
December 31, 2003, 2002 and 2001
(Dollars in thousands, except per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off.

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired or loans otherwise classified as substandard or doubtful. The general component covers non-classified loans and is based on historical loss experience adjusted for current factors.

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

Servicing Rights: Servicing rights assets represent the allocated value of servicing rights retained on loans sold. Servicing rights are expensed in proportion to, and over the period of, estimated net servicing revenues. Impairment is evaluated based on the fair value of the rights, using groupings of the underlying loans as to loan type, interest rates and age. Fair value is determined using prices for similar assets with similar characteristics. A valuation allowance is recorded to reflect the impairment of a grouping.

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
December 31, 2003, 2002 and 2001
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

	2003	2002	2001

Net income as reported	$ 2,949	$ 2,715	$ 2,163
Deduct: Stock-based compensation expense determined under fair value based method	15	23	18
Pro forma net income	2,934	2,692	2,145

Basic earnings per share as reported	2.23	2.03	1.62
Pro forma basic earnings per share	2.22	2.01	1.61

Diluted earnings per share as reported	2.14	1.97	1.59
Pro forma diluted earnings per share	2.13	1.95	1.57

The pro forma effects are computed using option pricing models, using the following weighted-average assumptions as of grant date. There were no options granted during 2002.

	2003	2001

Risk-free interest rate	3.48%	4.51%
Expected option life	7 years	7 years
Expected stock price volatility	.17	.21
Dividend yield	2.50%	2.25%
Weighted average fair value of options granted	$3.47	$3.27

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
December 31, 2003, 2002 and 2001
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
December 31, 2003, 2002 and 2001
(Dollars in thousands, except per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

New Accounting Pronouncements: During 2003, the Company adopted FASB Statement 143, Accounting for Asset Retirement Obligations, FASB Statement 145, Recission of FASB Statement 4, 44, and 64, Amendment of FAS Statement 13, and Technical Corrections, FASB Statement 146, Accounting for Costs Associated with Exit or Disposal Activities, FASB Statement 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, FASB Statement 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equities, FASB Statement 132 (revised 2003), Employers' Disclosures about Pensions and Other Postretirement Benefits, FASB Interpretation 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, and FASB Interpretation 46, Consolidation of Variable Interest Entities. Adoption of the new standards did not materially affect the Company's operating results or financial condition.

Reclassifications: Some items in the prior year financial statements were reclassified to conform to the current presentation.

NOTE 2 - SECURITIES AVAILABLE-FOR-SALE

The fair values of securities at year-end and the related unrealized gains and losses recorded in accumulated other comprehensive income were as follows:

	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
2003
Obligations of the U.S.
Government and its agencies	$ 6,579	$ 70	$ -
Mortgage-backed securities	1,678	16	(5)
States and political subdivisions	5,793	84	(12)

	$ 14,050	$ 170	$ (17)

	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
2002
Obligations of the U.S.
Government and its agencies	$ 4,860	$ 142	$ -
Mortgage-backed securities	1,567	43	-
States and political subdivisions	5,352	91	-

	$ 11,779	$ 276	$ -

(Continued)

NEXT PAGE

LSB FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002 and 2001
(Dollars in thousands, except per share data)

NOTE 2 - SECURITIES AVAILABLE-FOR-SALE (Continued)

The fair value of debt securities at year end 2003, by contractual maturity, is shown below. Securities not due at a single maturity, primarily mortgage-backed securities, are shown separately.

Due in one year or less	$ 6,861
Due after one year through five years	3,501
Due after five years through ten years	1,788
Due after ten years	222
Mortgage-backed securities	1,678

$ 14,050

There were no gains or losses on securities sales or calls in 2003 or 2002. The sales and calls of securities available-for-sale during 2001 generated gross gains of $1 and no losses.

Below is a summary of securities with unrealized losses as of year end 2003, presented by length of time the securities have been in an unrealized loss position:

	---Less than 12 months---		-----12 months or more-----		----------Total----------
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss

Description of securities
Mortgage-backed securities	$ -	$ -	$ 1,322	$ (5)	$ 1,322	$ (5)

State and political subdivisions	1,714	(12)	-	-	1,714	(12)

Total temporarily impaired	$ 1,714	$ (12)	$ 1,322	$ (5)	$ 3,036	$ (17)

Unrealized losses on bonds have not been recognized into income because the bonds are of high credit quality, management has the intent and ability to hold for the foreseeable future, and the decline in fair value is largely due to increases in market interest rates. The fair value is expected to recover as the bonds approach their maturity date and/or market rates decline.

(Continued)

NEXT PAGE

LSB FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002 and 2001
(Dollars in thousands, except per share data)

NOTE 3 - LOANS

Year-end loans consisted of the following:

	2003	2002
Mortgage loans secured by:
One-to-four family residences	$ 130,759	$ 136,023
Multi-family residences	38,045	35,381
Commercial real estate	50,906	46,295
Construction and development	33,631	29,252
Home equity lines of credit	17,581	14,716
Commercial business loans	12,310	11,147
Consumer loans	3,949	4,202
Gross loans receivable	287,181	277,016
Undisbursed portion of loans in process	(6,954)	(4,914)
Deferred loan fees, net	(366)	(272)
Allowance for loan losses	(3,098)	(1,996)

	$276,763	$269,834

Mortgage loans serviced principally for the Federal Home Loan Mortgage Corporation are not included in assets. The unpaid principal balances of such loans were $154,756 and $102,986 at December 31, 2003 and 2002.

Activity for capitalized mortgage servicing rights was as follows:

	2003	2002
Beginning of year	$ 813	$ 704
Additions	839	478
Direct write-downs	-	(75)
Amortized to expense	(126)	(294)
End of year	1,526	813
Less: valuation allowance	(153)	-
End of year, net	$ 1,373	$ 813

During 2003 the Company recorded a servicing rights valuation allowance of $353. Reductions in the valuation allowance credited to expense during the year totaled $200, resulting in a valuation allowance of $153 at year end 2003. No valuation allowance was deemed necessary at year end 2002.

Certain executive officers and directors are loan customers of the Bank. Total loans outstanding to these individuals or their associates were $270 and $485 at year end 2003 and 2002.

(Continued)

NEXT PAGE

LSB FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002 and 2001
(Dollars in thousands, except per share data)

NOTE 3 - LOANS (Continued)

Activity in the allowance for loan losses was as follows:

	2003	2002	2001
Beginning balance	$ 1,996	$ 1,432	$ 1,028
Provision for loan losses	1,225	700	444
Loan charge-offs	(129)	(146)	(43)
Recoveries	6	10	3
Ending balance	$3,098	$1,996	$1,432

Information about impaired loans is as follows:
	2003	2002	2001

Year-end loans with no allowance for loan losses allocated	$ -	$ -	$ -
Year-end loans with allowance for loan losses allocated	1,747	1,384	826
Amount of the allowance allocated	1,186	711	300

Average of impaired loans during the year	1,684	2,263	165
Interest income recognized during impairment	-	-	-
Cash-basis interest income recognized	-	-	-

Information about nonperforming loans is as follows:
	2003	2002

Loans past due over 90 days still on accrual	$ 518	$ -
Nonaccrual loans	3,728	3,310

Nonperforming loans include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans.

NOTE 4 - PREMISES AND EQUIPMENT

Premises and equipment is as follows at year-end:

	2003	2002
Land	$ 1,326	$ 1,326
Office buildings and improvements	6,347	6,135
Furniture and equipment	2,677	2,727
	10,350	10,188
Less accumulated depreciation and amortization	(3,240)	(3,149)
	$ 7,110	$ 7,039

(Continued)

NEXT PAGE

LSB FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002 and 2001
(Dollars in thousands, except per share data)

NOTE 5 - DEPOSITS

Deposits at year-end are summarized as follows:

	2003		2002
	Amount	Percent	Amount	Percent
Non interest-bearing deposits	$ 14,570	6.46%	$ 16,265	7.34%
NOW accounts	43,243	19.18	39,062	17.63
Savings accounts	19,630	8.71	18,258	8.24
	77,443	34.35	73,585	33.21

Certificates of deposit
0.00% to 1.99	46,716	20.72	-	-
2.00% to 3.99%	64,792	28.73	95,194	42.96
4.00% to 5.99%	36,403	16.14	47,727	21.54
6.00% to 7.99%	131	06	5,084	2.29
	148,042	65.65	148,005	66.79
	$ 225,485	100.00%	$ 221,590	100.00%

At December 31, 2003, scheduled maturities of certificates of deposit are as follows:

2004	$ 67,077
2005	25,343
2006	16,000
2007	23,605
2008	16,003
Thereafter	14
$ 148,042

Time deposits of $100 or more were $56,405 and $50,750 at December 31, 2003 and 2002.

(Continued)

NEXT PAGE

LSB FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002 and 2001
(Dollars in thousands, except per share data)

NOTE 6 - ADVANCES FROM FEDERAL HOME LOAN BANK

Advances from the Federal Home Loan Bank (FHLB) require monthly interest payments at fixed rates and are secured by a blanket pledge of the Bank's eligible mortgage loans. The year of final maturity and the current weighted average interest rate of FHLB advances were as follows:

	----------2 0 0 3----------		----------2 0 0 2----------
Year	Weighted Average Interest Rate	Principal Balance	Weighted Average Interest Rate	Principal Balance
2003	-	$ -	6.11%	$ 16,000
2004	3.66%	6,500	7.34	2,500
2005	4.58	17,800	4.58	17,800
2006	2.90	7,000	3.21	3,000
2007	4.49	12,000	4.87	9,000
2008	5.19	4,051	5.19	4,673
2009	5.21	4,000	5.21	4,000
2010	6.03	10,000	6.03	10,000
2011	4.73	3,500	4.73	3,500
		$ 64,851		$ 70,473

Advances totaling $19,500 may, at certain dates, be converted to adjustable rate advances by the FHLB. If converted, the advances may be prepaid without penalty. Except for the amortizing advances with a final maturity of 2008, advances are due in full at maturity. These amortizing advances have required principal payments during the next five years of $544 (2004), $475 (2005), $415 (2006), $362 (2007) and $2,255 (2008).

(Continued)

NEXT PAGE

LSB FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002 and 2001
(Dollars in thousands, except per share data)

NOTE 7 - CAPITAL REQUIREMENTS AND DIVIDEND RESTRICTIONS

The Bank is subject to various regulatory capital requirements administered by its primary regulator, the Office of Thrift Supervision (OTS) and by the Federal Deposit Insurance Corporation (FDIC). Failure to meet minimum capital requirements can result in certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the financial statements. These guidelines and the regulatory framework for prompt corrective action involve quantitative measures of capital, assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices as well as qualitative judgments by the regulators about components, risk weightings, and other factors. The Bank's deposit insurance premium rate is also based, in part, on these requirements. At year end 2003 and 2002, the most recent regulatory notification categorized the Bank as well capitalized. There have been no conditions or events since that notification that management believes have changed the Bank's category. At year end, the Bank's actual and required minimum capital ratios were as follows:

	Actual		OTS For Capital Adequacy Purposes		FDIC To Be Well Capitalized Under Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Capital (to Risk Weighted Assets)
2003	$ 29,348	12.1%	$ 19,408	8.0%	$ 24,260	10.0%
2002	26,509	11.6	18,216	8.0	22,770	10.0
Tier I Capital (to Risk Weighted Assets)
2003	$ 26,830	11.1%	$ 9,704	4.0%	$ 14,556	6.0%
2002	24,533	10.8	9,108	4.0	13,662	6.0

Tier 1 (Core) Capital (to Adjusted Assets)
2003	$ 26,830	8.4%	$ 9,577	3.0%	$ 15,962	5.0%
2002	24,533	7.7	9,593	3.0	15,988	5.0
Tangible Capital (to Adjusted Assets)
2003	$ 26,830	8.4%	$ 4,789	1.5%	N/A
2002	24,533	7.7	4,796	1.5	N/A

The Qualified Thrift Lender test requires at least 65% of assets be maintained in housing-related financial and other specified areas. If this test is not met, limits are placed on growth, branching, new investments, Federal Home Loan Bank advances and dividends, or the Bank must convert to a commercial bank charter. Management believes that this test is met.

(Continued)

NEXT PAGE

LSB FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002 and 2001
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

Information about stock options is as follows:

	2003		2002		2001
	Options	Weighted Average Price Per Share	Options	Weighted Average Price Per Share	Options	Weighted Average Price Per Share
Beginning of year	128,745	$10.49	131,296	$10.48	132,346	$10.47
Granted	3,750	20.00	-	-	10,000	14.56
Exercised	(7,012)	9.30	(2,321)	9.32	(850)	9.30
Forfeited	(200)	12.00	(230)	14.43	(10,200)	12.49

End of year	125,283	10.84	128,745	10.49	131,296	10.48

Weighted average remaining option life	2.7 years		3.5 years		4.5 years

Price range of options
$9.30 - $12.45 per share	107,880		115,091		117,490
$17.46 - $20.00 per share	17,403		13,654		13,806

	125,283		128,745		131,296

(Continued)

NEXT PAGE

LSB FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002 and 2001
(Dollars in thousands, except per share data)

NOTE 8 - BENEFIT PLANS (Continued)

Options exercisable at year-end are as follows:

	Number of Options	Weighted-Average Per Share Exercise Price

2003	113,342	10.33
2002	116,484	10.11
2001	113,892	9.87

The LSB Recognition and Retention Plan (RRP) has awarded stock to certain officers and directors of the Company. Stock awarded under the RRP is restricted as to certain rights at the time of issuance. These restrictions are removed over a 5-year period. If an employee leaves LSB prior to vesting, the remaining restricted shares are returned to the Company. During 2003, no shares were forfeited by RRP participants. The cost of awarded shares is amortized over the vesting period. Expense recorded for the RRP totaled $29, $29 and $11 for 2003, 2002 and 2001.

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

The following table presents information about the ESOP at year-end or for the year:

	2003	2002	2001

Shares earned for the year	9,898	10,500	11,105
Shares allocated to participants at year-end	71,605	63,534	67,827
Shares committed to be released at year-end	9,898	10,500	11,105
Unearned shares at year-end	25,966	35,851	46,344
Fair value of unearned shares at year-end	$ 677	$ 698	$ 753
Expense recognized for the year	231	190	153

(Continued)

NEXT PAGE

LSB FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002 and 2001
(Dollars in thousands, except per share data)

NOTE 9 - COMMITMENTS AND CONTINGENT LIABILITIES

Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance-sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

At year-end these financial instruments are summarized as follows:

	2003	2002
Commitments to extend credit:
Fixed rate	$8,925	$23,968
Variable rate	14,552	7,622
Unused portions of lines of credit	38,768	28,600
Letters of credit	394	895

The commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established under the contract. Generally, such commitments are for no more than 60 days. At December 31, 2003, the fixed rate loan commitments were at rates ranging from 4.75% to 7.0%. Unused portions of lines of credit include balances available on commercial, home equity and credit card loans and are variable rate.

NOTE 10 - INCOME TAXES

An analysis of the income tax provision is as follows:

	2003	2002	2001

Current provision	$ 2,084	$ 1,879	$ 1,151
Deferred provision (benefit)	(152)	(187)	52
	$ 1,932	$ 1,692	$ 1,203

(Continued)

NEXT PAGE

LSB FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002 and 2001
(Dollars in thousands, except per share data)

NOTE 10 - INCOME TAXES (Continued)

The difference between the financial statement income tax provision and the amount computed by applying the statutory federal tax rate of 34% to income before income taxes is reconciled as follows:

	2003	2002	2001

Income tax provision computed at statutory rate	$ 1,659	$ 1,498	$ 1,144
Add (subtract) tax effect of
Low income housing credit	(48)	(48)	(45)
Tax exempt income	(46)	(43)	(71)
State tax expense (net of federal tax benefit)	277	223	143
ESOP expense	59	43	30
Other	31	19	2

	$ 1,932	$ 1,692	$ 1,203

The net deferred tax asset/(liability) recorded at 2003 and 2002 is comprised of the following:

	2003	2002
Deferred tax assets from:
Bad debt deductions	$ 1,212	$ 822
Non-accrual loan income	184	105
Deferred compensation	61	64
	1,457	991
Deferred tax liability from:
Fixed asset depreciation	(583)	(597)
Net unrealized gain on securities	(61)	(111)
Mortgage servicing rights	(542)	(352)
FHLB stock dividends	(58)	-
Other	(299)	(219)
	(1,543)	(1,279)

Valuation allowance for deferred tax assets	-	-

Net deferred tax asset/(liability)	$ (86)	$ (288)

(Continued)

NEXT PAGE

LSB FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002 and 2001
(Dollars in thousands, except per share data)

NOTE 10 - INCOME TAXES (Continued)

Federal income tax laws provided additional bad debt deductions through 1987, totaling $1,861. Accounting standards do not require a deferred tax liability to be recorded on this amount, which liability otherwise would total $737 at December 31, 2003. If the Bank were liquidated or otherwise ceases to be a bank or if tax laws were to change, this amount would be expensed. Under 1996 tax law changes, bad debts are based on actual loss experience and tax bad debt reserves accumulated since 1987 are to be reduced. This requires payment of approximately $44 annually for six years beginning in 1998.

NOTE 11 - EARNINGS PER SHARE

The factors used in the earnings per share computation follow:

	2003	2002	2001
Basic Net income	$ 2,949	$ 2,715	$ 2,163

Weighted average common shares outstanding	1,355,646	1,377,530	1,387,231
Less: Average unallocated ESOP shares	31,017	41,216	52,018

Average shares	1,324,629	1,336,314	1,335,213

Basic earnings per common share	$ 2.23	$ 2.03	$ 1.62

Diluted
Net income	$ 2,949	$ 2,715	$ 2,163

Weighted average common shares outstanding for basic earnings per common share	1,324,629	1,336,314	1,335,213

Add: Dilutive effects of assumed exercises of stock options	54,959	42,705	28,587

Average shares and dilutive potential common shares	1,379,588	1,379,019	1,363,800

Diluted earnings per common share	$ 2.14	$ 1.97	$ 1.59

No options were antidilutive in 2003. During 2002, there were 1,050 options that were antidilutive and were not considered in computing diluted earnings per share.

(Continued)

NEXT PAGE

LSB FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002 and 2001
(Dollars in thousands, except per share data)

NOTE 12 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial instruments at year-end are as follows, in thousands.

	2003		2002
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Cash and short-term investments	$ 9,397	$ 9,397	$ 15,984	$ 15,984
Securities available-for-sale	14,050	14,050	11,779	11,779
Federal Home Loan Bank stock	3,928	3,928	3,782	3,782
Loans (net)	277,566	275,312	277,897	282,772
Accrued interest receivable	1,541	1,541	1,805	1,805

Financial liabilities
Deposits	(225,485)	(219,591)	(221,590)	(222,677)
Federal Home Loan Bank advances	(64,851)	(67,875)	(70,473)	(74,799)
Accrued interest payable	(219)	(219)	(212)	(212)

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
December 31, 2003, 2002 and 2001
(Dollars in thousands, except per share data)

NOTE 13 - PARENT COMPANY FINANCIAL STATEMENTS

Presented below are the condensed balance sheets and the related condensed statements of income and cash flows for the parent company.

CONDENSED BALANCE SHEETS
December 31, 2003 and 2002

	2003	2002
ASSETS
Cash	$ 89	$ 46
Investment in the Bank	26,923	24,697
Securities available-for-sale	222	229
Loan to ESOP	206	275
Other assets	287	255
	$ 27,727	$ 25,502

LIABILITIES	$ -	$ -

SHAREHOLDERS' EQUITY	27,727	25,502
	$ 27,727	$ 25,502

CONDENSED STATEMENTS OF INCOME
For the years ended December 31, 2003, 2002 and 2001

	2003	2002	2001
Operating income
Dividends from the Bank	$ 995	$ 861	$ 700
Other operating income	13	14	15

Operating expenses	(162)	(190)	(168)

Income tax benefit	63	74	65

Income before equity in undistributed income of the Bank	909	759	612

Equity in undistributed income of the Bank	2,040	1,956	1,551

Net income	$2,949	$2,715	$2,163

(Continued)

NEXT PAGE

LSB FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002 and 2001
(Dollars in thousands, except per share data)

NOTE 13 - PARENT COMPANY FINANCIAL STATEMENTS (Continued)

CONDENSED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2003, 2002, and 2001

	2003	2002	2001
Cash flows from operating activities
Net income	$2,949	$2,715	$2,163
Adjustments to reconcile net income to net cash from operating activities
Equity in undistributed income of the Bank	(2,040)	(1,956)	(1,551)
Change in other assets	(32)	(68)	153
Net cash from operating activities	877	691	765

Cash flows from investing activities
Proceeds from the paydown of securities available-for-sale	7	6	6
Proceeds from repayment of the loan to ESOP	69	68	68
Net cash from investing activities	76	74	74

Cash flows from financing activities
Issuance of RRP shares, net of forfeitures	-	-	76
Dividends paid	(658)	(587)	(531)
Stock options exercised	65	22	8
Repurchase of stock	(317)	(327)	(270)
Net cash from financing activities	(910)	(892)	(717)

Net changes in cash equivalents	43	(127)	122
Cash equivalents at beginning of year	46	173	51

Cash equivalents at end of year	$ 89	$ 46	$ 173

(Continued)

NEXT PAGE

LSB FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002 and 2001
(Dollars in thousands, except per share data)

NOTE 14 - OTHER COMPREHENSIVE INCOME

Other comprehensive income components and related taxes were as follows:

	2003	2002	2001
Unrealized holding gains and losses on available-for-sale securities	$ (123)	$121	$148
Less reclassification adjustments for gains and losses later recognized in income	-	-	(1)
Net unrealized gains and losses	(123)	121	147
Tax effect	49	(49)	(59)
Other comprehensive income/(loss)	$ (74)	$ 72	$ 88

NEXT PAGE

LSB FINANCIAL CORP.

and

Lafayette SavingsBank, FSB

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
Owner, President and CEO, Schwab Corp.

Jeffrey A. Poxon
Senior Vice President, Investments and
Chief Investment officer, The Lafayette Life
Insurance Company

Charles W. Shook
President, The Shook Agency

Mary Jo David
Vice President, Chief Financial Officer
and Secretary-Treasurer

NEXT PAGE

SHAREHOLDER INFORMATION

Corporate Office

101 Main Street
Lafayette, Indiana 47902

Branch Offices

1020A Sagamore Park Centre
West Lafayette, IN 47906

1501 Sagamore Parkway North
Lafayette, Indiana 47905

833 Twyckenham Boulevard
Lafayette, Indiana 47905

3510 S.R. 38 E
Lafayette, IN 47905

Independent Auditors

Crowe Chizek and Company LLC
3815 River Crossing Parkway, Suite 300
P.O. Box 40977
Indianapolis, Indiana 46240-0977

Transfer Agent

Computershare Investor Services
350 Indiana Street, Suite 800
Golden, Colorado 80401

Local Counsel

Stuart & Branigin
300 Main Street, Suite 800
Lafayette, Indiana 47902

Special Counsel

Silver, Freedman & Taff, L.L.P.
1700 Wisconsin Avenue, N.W.
Washington, D.C. 20007

Form 10-KSB Report

            A copy of LSB Financial's Annual Report on Form 10-KSB without exhibits for the fiscal year ended December 31, 2003, as filed with the SEC, will be furnished without charge to shareholders of LSB Financial upon written request to the Secretary, LSB Financial Corp., 101 Main Street, P.O. Box 1628, Lafayette, Indiana 47902, or by calling (765) 742-1064. Copies of the exhibits filed with the Form 10-KSB may be obtained by shareholders at a charge of $0.25 per page.

NEXT PAGE

Common Stock

            As of December 31, 2003, there were approximately 1,094 holders of record of LSB Financial Common Stock and 1,356,200 shares of issued and outstanding common stock. LSB Financial's stock is quoted on the Nasdaq National Stock Market under the symbol "LSBI."

            The following table sets forth, for the periods shown, the high and low sale price of the common stock and cash dividends per share declared. All amounts have been adjusted to reflect stock dividends and stock splits declared by the Company to date. The last stock split was declared in 1999.

Quarter Ended	High	Low	Cash Dividends Declared

March 31, 2002	$17.00	$16.00	$0.11
June 30, 2002	19.65	16.61	0.11
September 30, 2002	19.61	17.77	0.11
December 31, 2002	19.94	17.51	0.11
March 31, 2003	21.88	12.80	0.125
June 30, 2003	25.90	19.85	0.125
September 30, 2003	25.53	22.32	0.125
December 31, 2003	28.00	24.60	0.125

            Dividend payment decisions are made with consideration of a variety of factors including earnings, financial condition, market considerations and regulatory restrictions. Restrictions on dividend payments are described in Note 7 of the Notes to Consolidated Financial Statements included in this Annual Report.

NEXT PAGE

LSB Financial Corp.
101 Main Street
P.O. Box 1628
Lafayette, Indiana  47902-1628
(765) 742-1064

lsbank@lsbank.com
www.lafayettesavingsbank.com