Form 10KSB, Exhibit 13
period 2004-12-31
LSB FINANCIAL CORP
filed 2005-03-25
CIK 930405

Exhibit 13 LSB FINANCIAL CORP.

TABLE OF CONTENTS

Letter to Shareholders	1
Selected Financial Information	2
Management's Discussion and Analysis	4
Disclosure Regarding Forward-looking Statements	23
Auditors' Report	25
Consolidated Financial Statements	26
Directors and Executive Officers	53
Shareholder Information	54

FINANCIAL HIGHLIGHTS

December 31, 2004
(Dollars in Thousands)

Total assets	$355,045
Total loans, net of allowance	318,927
Securities and short-term investments	14,765
Deposits	256,631
Borrowings	66,808
Shareholders' equity	30,393
Shareholders' equity as percent of assets	8.56%
Net Income	3,264

ANNUAL MEETING

The Annual Meeting of Shareholders of LSB Financial Corp. will be held April 20, 2005 at 9:00 a.m. local time at the LSB Building, located at 22 N. Second Street, Lafayette, Indiana.

LSB FINANCIAL CORP.

March 16, 2005

Dear Shareholders:

I am delighted to report that LSB Financial achieved its eighth consecutive year of record earnings in 2004. The specifics are impressive. Net income hit $3.3 million, an increase of 10.7 percent over the $2.9 million level in 2003. Over the last five years, the compound annual growth rate of earnings has been 11.2 percent. We surpassed $350 million in assets and rank fourth in deposit market share within the county, according to data compiled by the FDIC.

What does this mean for our stockholders? In addition to declaring a 5 percent stock dividend in 2004, we paid shareholders a $0.59 cash dividend—an increase of 18 percent over 2003 and double the dividend level in 1997. During the year, we also announced a plan to repurchase up to 5 percent of our stock. Our intent in all these actions was to provide both income and growth to our shareholders, thus increasing shareholder value.

For the second straight year, Lafayette Savings Bank was named to U.S. Banker magazine’s list of the top 200 publicly traded community banks. Based on a three-year average return on equity (ROE) of 10.5 percent, we moved up 21 places to finish 151st. We are proud of this achievement and will be working hard to retain our place in that group in 2005.

Fueling the bank’s success is our focus on developing a performance culture: We hold ourselves accountable. We critically assess our strategies before we launch. We spend extra time planning the introduction. Finally, we measure the results.

The three largest banks in the county are in various stages of transition, with ownership changes recently completed and identity changes pending. In response to this turmoil, we instituted the “perfect storm” team. The convergence of name changes, backroom consolidations, and loss of local decision-making at those banks has set the stage for us to move up in market share. A team of LSB bankers—with a combined 100+ years of experience—began a concentrated effort of calling on local businesses. Our goal was to let them know that, after 135 years, we’re still the hometown, independent community bank and we’d welcome the chance to be their bank. Businesses in our area need to know that, with LSB, decisions are made right here with local management and a local board of directors.

You may recall reading in last year’s annual report about our bankwide efforts centered on “exceeding expectations every day,” or “e3” as we’ve come to call it. Well, these efforts are paying off! Our employees are beginning to make exceeding expectations a way of life, not merely a “customer service program.” I marvel at some of the ways our employees have exceeded expectations – from actions as simple as dropping off check orders on the way home from work to a branch manager unselfishly giving her home phone number so a customer could contact her, just in case the ATM card didn’t work … in Europe, with its eight-hour time difference.

We accomplished a great deal in 2004 and now set our sights even higher. Despite the prospects of a flattened yield curve, relative sluggishness in the residential real estate market, and the challenges we face in complying with the Enron-induced Sarbanes-Oxley regulations, I have confidence in Lafayette Savings Bank. More important, we have a team of employees who are committed to and trust the community banking model. Thank you for your support and trust.

Respectfully,

Randolph F. Williams
President and CEO

SELECTED FINANCIAL INFORMATION

        The selected financial data presented below should be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations, as well as the audited Consolidated Financial Statements contained elsewhere in this Annual Report.

	December 31,
	2004	2003	2002	2001	2000
Selected Financial Condition Data
Total assets	$355,045	$319,272	$319,096	$280,963	$282,225
Loans receivable, net	318,927	277,566	277,897	242,239	248,256
Securities available-for-sale	7,947	14,050	11,779	10,733	11,590
Short-term investments	6,818	7,491	14,357	12,314	7,912
Deposits	256,631	225,485	221,590	195,952	189,700
Total borrowings	66,808	64,851	70,473	60,345	69,498
Shareholders' equity	30,393	27,727	25,502	23,388	21,766

	December 31,
	2004	2003	2002	2001	2000

Selected Operations Data:
Total interest income	$ 19,286	$ 19,070	$ 20,098	$ 21,539	$ 20,646
Total interest expense	8,416	8,529	9,930	12,939	12,149
Net interest income	10,870	10,541	10,168	8,600	8,497
Provision for loan losses	500	1,225	700	444	144
Net interest income after provision for loan losses .	10,370	9,316	9,468	8,156	8,353
Deposit account service charges	889	820	707	753	604
Gain on sales of mortgage loans	593	1,810	984	680	93
Gain on sales of securities	11	—	—	1	2
Other non-interest income	747	677	445	589	574
Total non-interest income	2,240	3,307	2,136	2,023	1,273
Total non-interest expense	7,554	7,742	7,197	6,813	6,339
Income before taxes	5,056	4,881	4,407	3,366	3,287
Income taxes	1,792	1,932	1,692	1,203	1,235
Net income	$3,264	$2,949	$2,715	$2,163	$2,052

Earnings per share	$2.32	$2.12	$1.93	$1.54	$1.48
Earnings per share, assuming dilution	2.23	2.04	1.88	1.51	1.45
Dividends paid per share	.56	.48	.42	.38	.34
2

	December 31,
	2004	2003	2002	2001	2000
Selected Financial Ratios and Other Data:
Performance Ratios:
Return on assets (ratio of net income
to average total assets)	0.95%	0.94%	0.90%	0.75%	0.76%
Return on equity (ratio of
net income to average equity)	11.19	11.03	10.99	9.51	9.86
Average interest rate spread during period	3.20	3.36	3.33	2.91	3.07
Net interest margin(1)	3.32	3.50	3.50	3.13	3.29
Operating expense to average total assets	2.20	2.46	2.37	2.37	2.36
Average interest-earning assets to
average interest-bearing liabilities	1.05x	1.05x	1.05x	1.05x	1.05x
Quality Ratios:
Non-performing assets to total assets
at end of period	1.67%	1.28%	1.12%	0.98%	0.35%
Allowance for loan losses to
non-performing loans	35.38	72.96	60.30	51.81	104.47
Allowance for loan losses to loans
receivable	0.66	1.12	0.72	0.59	0.41
Capital Ratios:
Shareholders' equity to total assets
at end of period	8.56	8.68	7.99	8.32	7.71
Average shareholders' equity to
average total assets	8.50	8.49	8.15	7.91	7.74
Dividend payout ratio	24.54	22.31	22.34	25.16	23.68
Other Data:
Number of full-service offices	5	5	5	4	4

(1)	Net interest income divided by average interest-earning assets.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

EXECUTIVE OVERVIEW

General

        LSB Financial Corp., an Indiana corporation, is the holding company of Lafayette Savings Bank, FSB. LSB Financial Corp. has no separate operations and its business consists only of the business of the Lafayette Savings Bank. References in this Annual Report to “we,” “us” and “our” refer to LSB Financial and/or Lafayette Savings as the context requires.

        Lafayette Savings Bank is and intends to continue to be, an independent, community-oriented financial institution. The Bank has been in business for 135 years and differs from many of our competitors in having a local board and local decision-making in all areas of business. In general our business consists of attracting deposits and lending that money out primarily as real estate loans to construct and purchase single-family residential properties, and to a lesser extent, multi-family and commercial properties and to fund land development projects. We also make a limited number of commercial business and consumer loans.

        We have an experienced and committed staff and enjoy a good reputation for understanding the people of the community and their financial needs and for finding a way to meet those needs. We contribute time and money to improve the quality of life in our market area and many of our employees volunteer for local non-profit agencies. We believe this sets us apart from the other 18 banks and credit unions who compete with us. We also believe that the fact that we have kept the same name and remained independent over 135 years is a benefit to us- especially now, as three local, major financial institutions are in the process of being acquired, some for the fifth time. We intend to put additional marketing dollars into identifying and contacting people who may be feeling disenfranchised by their no-longer-local financial institution.

        The greater Lafayette area enjoys diverse employment including major manufacturers such as Subaru, Caterpillar, Wabash National and Alcoa; a strong education sector with Purdue University and a large campus of Ivy Tech State College; government offices of Lafayette, West Lafayette and Tippecanoe County and a growing high-tech presence with the Purdue Research Park. In the past this diversity insulated us from economic downturns but the slowdowns of the last few years had a noticeable effect on the area. While the worst of the downturn appears to be behind us, we have a number of borrowers who have fallen substantially behind on their loans. The majority of these loans are secured by real estate and we believe we have sufficient reserves to cover probable losses. The challenge is to get delinquent borrowers back on a working payment schedule or to get control of their properties through court proceedings and sheriff’s sales. Currently we have properties that have been in the process of foreclosure for over two years.

        The funds used to make loans come primarily from deposits from customers in our market area, from brokered deposits and from Federal Home Loan Bank advances. In addition we maintain an investment portfolio of available-for-sale securities to provide liquidity as needed. Our intention is to seek out the least expensive source of funds but if the need is immediate we will acquire pre-payable Federal Home Loan Bank advances which can be replaced with local or brokered deposits as they become available. Our reliance on brokered deposits increased in 2004 to represent 19.5% of total deposits. We find the rates to be competitive with the cost of raising money locally, the deposits are available with a range of terms and the money is completely predictable. While we always welcome local deposits, the cost and convenience of brokered funds make them a useful alternative. We will continue to rely on Federal Home Loan Bank advances to provide immediate liquidity and also to help manage interest rate risk.

        Our primary source of income is net interest income, which is the difference between the interest income earned on our loan and investment portfolios and the interest expense incurred on deposits and borrowings. Our net interest income depends on the balance of our loan and investment portfolios and the size of our net interest margin — the difference between the income generated from loans and the cost of the funding. A major area of concern in the growth of net interest income is the continuing flattening of the yield curve. Short-term rates increased steadily over 2004 and are expected to continue to increase in 2005. Long-term rates, however, have remained flat. Because deposits are generally tied to shorter-term market rates, and loans are generally tied to longer-term rates, the shrinking spread between the two has made it more difficult to maintain desired operating income levels. Our expectation is that short-term rates will continue to rise as the Federal Reserve Board responds to inflation concerns and the growing strength of the economy. Long-term rates have remained low because the purchase of US government bonds has driven up the price of long-term bonds and kept their returns low. Until this situation changes we expect the yield curve to remain fairly flat.

        Rate changes could be expected to have an impact on interest income. Rising rates generally increase borrower preference for variable rate products which we typically keep in our portfolio. Additionally, existing adjustable rate loans can be expected to reprice to higher rates, both of which could be expected to have a favorable impact on interest income. Alternatively, continuing low interest rates could have a negative impact on our interest income as new loans are put on the books at comparatively low rates and our existing adjustable rate loans reprice to lower rates. Even if rates do fall, because so many borrowers refinanced their mortgages in the last few years, we don’t expect to see a return to a high volume of refinancing. However low rates may be expected to encourage borrowers to initiate additional real estate related purchases.

        Our primary expense is interest on deposits and Federal Home Loan Bank advances which are used to fund loan growth. We offer customers in our market area time deposits for terms ranging from three months to five years, checking accounts and savings accounts. We also purchase brokered deposits and Federal Home Loan Bank advances as needed to provide funding or to improve our interest rate risk position. Generally when interest rates are low, depositors will choose shorter-term products and conversely when rates are high, depositors will choose longer-term products.

        We consider expected changes in interest rates when structuring our interest-earning assets and our interest-bearing liabilities. When rates are expected to increase we try to book shorter-term assets that will reprice relatively quickly to higher rates over time, and book longer-term liabilities that will remain for a longer time at lower rates. Conversely, when rates are expected to fall, we would like our balance sheet to be structured such that loans will reprice more slowly to lower rates and deposits will reprice more quickly. We currently offer a three-year and a five-year certificate of deposit that allows depositors one opportunity to have their rate adjusted to the market rate at a future date to encourage them to choose longer-term deposit products. However since we are not able to predict market interest rate fluctuations, our asset-liability management strategy may not prevent interest rate changes from having an adverse affect on our results of operations and financial condition.

        Our results of operations may also be affected by general and local competitive conditions, particularly those with respect to changes in market interest rates, government policies and actions of regulatory authorities.

2004 Summary

        Our major challenge in 2004 was to replace the $1.8 million of income earned in 2003 through the sale of $113.7 million in loans in the secondary market. Our strategy involved loan portfolio growth, progress in dealing with non-performing loans, growth in other income and decreases in other expenses.

        The activity in residential loan refinancing had slowed substantially as falling market interest rates finally leveled off. Part of our strategy was to increase the size of our loan portfolio in 2004 by taking advantage of the changing interest rate environment and the unprecedented merger and acquisition activity in the greater Lafayette area. When rates began to increase borrowers again became interested in adjustable rate products which we keep in our portfolio. When borrowers saw that they would no longer have local decision-making at the banks that were newly acquired by out-of-state mega banks, they began to bring their business to us. We grew our loan portfolio by $40.1 million in 2004 and increased interest income on loans by $434,000. We sold $29.0 million on loans in 2004 for a gain of $467,000. In addition, we sold our credit card portfolio for a gain of $126,000. These loans had continuing high delinquency and charge off levels and the returns were unreliable as many borrowers frequently chose to pay their entire balance monthly.

        We were able to decrease the average rate paid on Federal Home Loan Bank advances by 66 basis points as higher rate longer-term advances were replaced with lower rate medium-term advances. The average rate on our deposits increased by only 15 basis points as depositors replaced maturing, longer-term deposits with short-to medium-term deposits because of their assumption that rates will continue to rise.

        The slowdown in the economy for the last few years caused an increase in delinquencies and foreclosures. We conduct ongoing assessments of those situations, and in 2003 allocated additional reserves to address the problem areas. In 2004 our analysis led us to allocate reserves at a lower level, dropping from $1.2 million in 2003 to $500,000 in 2004. Because Indiana has the second highest loan default rate in the country, it takes a long time for litigation to result in foreclosed properties finally being sold. In 2004 we placed fifteen loans totaling $1.9 million in

Other Real Estate Owned which had been in non-accrual status for an average of twenty-one months. We charged off $1.5 million in loans against loan loss reserves including the expected losses on Other Real Estate Owned. While our delinquencies are still higher than we would like, based on our analysis we believe we have sufficient reserves to cover probable losses.

        Other non-interest income, excluding the gain on sale of loans, increased by $150,000, primarily from a $69,000 increase in service charges and fees on deposit accounts, and from a $65,000 increase in the value of our Bank Owned Life Insurance.

        Other non-interest expense decreased $188,000, including a $186,000 decrease in salaries. Salaries decreased partly because of the decrease in loan originations which resulted in lower commissions for our loan originators, and partly because of the elimination of an incentive program. Other decreases were generally the result of many small efficiencies in various areas.

2005 Overview

        We expect that in 2005 most of the loans we originate will remain in our portfolio. In 2003 we sold $113.7 million of loans which generated income of $1.8 million. While we do not expect long-term rates to rise substantially, we also do not expect them to fall enough to encourage the level of loan refinancing we saw in 2003.

        Other challenges facing the Bank in 2005 include the implementation of Sarbanes-Oxley Section 404 dealing with internal controls over financial reporting. We expect and intend to devote considerable resources to this process including the hiring of a consulting firm to assist in the design of a program; dedicating the time of several staff members to working through the process of establishing, documenting and testing controls; and more than likely hiring additional staff later in the year. We expect the cost of implementing this regulation to be no less than $200,000 this year and discussion with our peers leads us to believe the cost could be twice that amount. Another cost this year will be the exploration of various sites to result in the opening of a branch to take advantage of areas of rapid growth in the community.

        Our operating results are also affected by the level of the provision for loan losses, the level of non-interest income, including gains and losses on the sale of loans, and non-interest expenses. We monitor our loan portfolio carefully and perform specific impairment analyses on any loans over 90 days delinquent. Because of the amount of time it takes to work through a foreclosure our non-performing loans are slow to decrease. Based on our analysis, we believe that our current loan loss reserve is sufficient to cover probable losses.

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

        We intend to follow a strategy for growth that includes 1) maintaining a strong capital position, 2) managing our vulnerability to changes in interest rates by emphasizing adjustable-rate and/or short-term loans, 3) optimizing our net interest margin by supplementing our traditional residential mortgage lending with multi-family and commercial real estate, consumer and construction loans, 4) expanding commercial business lending, and 5) funding our growth by using somewhat shorter-term deposits and advances.

The results of our business strategy may be illustrated as follows:

One- to four-family loans (including loans held for sale) increased by 6.7%, from $131.6 million at December 31, 2003 to $140.4 million at December 31, 2004.

All other real estate loans, net, including multi-family, land and land development, construction and commercial real estate loans increased by 19.5%, from $122.6 million at December 31, 2003 to $146.5 million at December 31, 2004.

Commercial business lending increased by 28.5%, from $12.3 million at December 31, 2003 to $15.8 million at December 31, 2004.

At December 31, 2004, 75.14% of our gross loan portfolio had adjustable interest rates.

Total deposit accounts increased from $225.5 million at December 31, 2003 to $256.6 million at December 31, 2004, with core deposits increasing from $77.4 million to $83.2 million over the same period.

Critical Accounting Policies

        Generally accepted accounting principles are complex and require management to apply significant judgments to various accounting, reporting and disclosure matters. Management of LSB Financial Corp. must use assumptions and estimates to apply these principles where actual measurement is not possible or practical. For a complete discussion of LSB Financial Corp.‘s significant accounting policies, see Note 1 to the Consolidated Financial Statements as of December 31, 2004. Certain policies are considered critical because they are highly dependent upon subjective or complex judgments, assumptions and estimates. Changes in such estimates may have a significant impact on the financial statements. Management has reviewed the application of these policies with the Audit Committee of LSB Financial Corp.‘s Board of Directors. Those policies include the following:

Allowance for Loan Losses

        The allowance for loan losses represents management’s estimate of probable losses inherent in Lafayette Savings Bank’s loan portfolios. In determining the appropriate amount of the allowance for loan losses, management makes numerous assumptions, estimates and assessments.

        The strategy also emphasizes diversification on an industry and customer level, regular credit quality reviews and quarterly management reviews of large credit exposures and loans experiencing deterioration of credit quality.

        Lafayette Savings Bank’s allowance consists of three components: probable losses estimated from individual reviews of specific loans, probable losses estimated from historical loss rates, and probable losses resulting from economic or other deterioration above and beyond what is reflected in the first two components of the allowance.

        Larger commercial loans that exhibit probable or observed credit weaknesses are subject to individual review. Where appropriate, reserves are allocated to individual loans based on management’s estimate of the borrower’s ability to repay the loan given the availability of collateral, other sources of cash flow and legal options available to Lafayette Savings Bank. Included in the review of individual loans are those that are impaired as provided in SFAS No. 114, Accounting by Creditors for Impairment of a Loan. Any allowances for impaired loans are determined by the present value of expected future cash flows discounted at the loan’s effective interest rate or fair value of the underlying collateral. Historical loss rates are applied to other commercial loans not subject to specific reserve allocations.

        Homogenous smaller balance loans, such as consumer installment and residential mortgage loans are not individually risk graded. Reserves are established for each pool of loans based on the expected net charge-offs for one year. Loss rates are based on the average net charge-off history by loan category.

        Historical loss rates for commercial and consumer loans may be adjusted for significant factors that, in management’s judgment, reflect the impact of any current conditions on loss recognition. Factors which management considers in the analysis include the effects of the national and local economies, trends in the nature and volume of loans (delinquencies, charge-offs and nonaccrual loans), changes in mix, asset quality trends, risk management and loan administration, changes in the internal lending policies and credit standards, collection practices and examination results from bank regulatory agencies and Lafayette Savings Bank’s internal loan review.

        An unallocated reserve is maintained to recognize the imprecision in estimating and measuring loss when evaluating reserves for individual loans or pools of loans. Allowances on individual loans are reviewed quarterly and historical loss rates are reviewed annually and adjusted as necessary based on changing borrower and/or collateral conditions and actual collection and charge-off experience.

        Lafayette Savings Bank’s primary market area for lending is Tippecanoe County, Indiana. When evaluating the adequacy of allowance, consideration is given to this regional geographic concentration and the closely associated effect changing economic conditions have on Lafayette Savings Bank’s customers.

Mortgage Servicing Rights

        Mortgage servicing rights (MSRs) associated with loans originated and sold, where servicing is retained, are capitalized and included in other intangible assets in the consolidated balance sheet. The value of the capitalized servicing rights represents the present value of the future servicing fees arising from the right to service loans in the portfolio. Critical accounting policies for MSRs relate to the initial valuation and subsequent impairment tests. The methodology used to determine the valuation of MSRs requires the development and use of a number of estimates, including anticipated principal amortization and prepayments of that principal balance. Events that may significantly affect the estimates used are changes in interest rates, mortgage loan prepayment speeds and the payment performance of the underlying loans. The carrying value of the MSRs is periodically reviewed for impairment based on a determination of fair value. For purposes of measuring impairment, the servicing rights are compared to a valuation prepared based on a discounted cash flow methodology, utilizing current prepayment speeds and discount rates. Impairment, if any, is recognized through a valuation allowance and is recorded as amortization of intangible assets.

Financial Condition

SELECTED FINANCIAL CONDITION DATA (Dollars in thousands)
	December 31,		$	%
	2004	2003	Change	Change

Total assets	$355,045	$319,272	35,773	11.20%
Loans receivable, net	318,927	277,566	41,361	14.90%
Residential mortgage loans	140,355	131,559	8,796	6.69%
Home equity lines of credit	21,468	17,581	3,887	22.11%
Other real estate loans	141,211	115,629	25,582	22.12%
Commercial business loans	15,823	12,310	3,513	28.54%
Consumer loans	2,602	3,949	(1,346)	(34.09)%
Loans sold	28,966	113,670	(84,704)	(74.52)%

Available-for-sale securities	7,947	14,050	(6,103)	(43.44)%
Short-term investments	6,818	9,397	(2,579)	(27.44)%

Total Deposits	256,631	225,485	31,146	13.81%
Core deposits	83,220	77,443	5,777	7.46%
Brokered deposits	50,144	19,708	30,436	154.43%

FHLB advances	66,808	64,851	1,957	3.02%
Shareholders' equity (net)	30,393	27,727	2,666	9.62%

        The balance of our net loan portfolio increased by $41.4 million from December 31, 2003 to December 31, 2004. The growth in residential mortgage loans is primarily due to the increased borrower interest in adjustable rate mortgage loans, which we keep in our portfolio.

The increase in other real estate loans, which includes multi-family, land and land development, construction and commercial real estate loans, was augmented by a $6.8 million increase in participation loans. We typically participate in loans with banks in our market area or with which we have an established relationship. The loans are underwritten using the same criteria as are loans we originate internally. Generally the participations are designed to keep the lead bank within regulatory limits for loans to one borrower. In 2004 we also hired another commercial loan officer with experience in commercial business loans, which accounts for the increase in those loans.

        Comparing the loan sales in 2004 with that of prior years, we sold fixed rate loans with servicing rights retained totaling $53.1 million in 2002 and $113.4 million in 2003, compared with $29.0 million in 2004. These sales of 15 to 30 year fixed rate loans were sold on the secondary market based upon asset/liability management considerations. See “Asset/ Liability Management.” Adjustable rate loans were retained in our loan portfolio.

        The $6.8 million decrease in our securities and short-term investments was done to minimize low interest earning short term investments used for day to day liquidity needs while maintaining a laddered security portfolio for longer term liquidity purposes. We monitor cash in-clearings and outflows on a daily basis to maximize to avoid having a surplus of cash on a day-to-day basis.

        Deposit balances increased by $31.1 million from December 31, 2003 to December 31, 2004. This increase was due primarily to the increase in brokered deposits, desirable because of their competitive cost, their availability and their predictability; and by an increase in core deposits, including a $3.7 million increase in our Money Market Deposit Account as depositors were attracted to the comparatively higher rates combined with the access available with a money market account, a $1.9 million increase in non-interest earnings deposit accounts largely tied to our commercial lending relationships, and a $1.0 million increase in DDA accounts.

        We utilize advances available through the Federal Home Loan Bank to provide additional funding for loan growth as well as for asset/liability management purposes. At December 31, 2004, we had $66.8 million in FHLB advances outstanding. Based on the collateral we currently have listed under a blanket collateral arrangement with the Federal Home Loan Bank we could borrow up to $16.3 million in additional advances. Other collateral is available if needed. These advances are available on the same day requested and allow us the flexibility of keeping our daily cash balances lower than we otherwise might.

        Non-performing assets, which include non-accruing loans, accruing loans 90 days past due and foreclosed assets, increased from $4.6 million at December 31, 2003 to $5.9 million at December 31, 2004. Non-performing loans at December 31, 2004 consisted of $3.3 million of loans on residential real estate, $1.1 million of loans on land or commercial property, $262,000 of commercial business loans and $34,000 of non-accruing consumer loans. Non-performing assets also include $1.2 million foreclosed assets. At December 31, 2004, our allowance for loan losses equaled 0.66% of total loans (including loans held for sale) compared to 1.10% at December 31, 2003. The allowance for loan losses at December 31, 2004 totaled 35.38% of nonperforming assets compared to 67.55% at December 31, 2003, and 44.66% of non-

performing loans at December 31, 2004 compared to 72.96% at December 31, 2003. Our non-performing assets equaled 1.67% of total assets at December 31, 2004 compared to 1.44% at December 31, 2003.

        Non-performing assets at December 31, 2004 included $3.4 million in loans that were in litigation. Because Indiana has the second largest number of bankruptcies in the nation, the court systems frequently have backlogs in scheduling loan hearings. It may take up to two years for a loan to move through the system to the point where we can obtain title to and dispose of a property. When a non-performing loan is added to our classified loan list, an impairment analysis is completed to determine expected losses upon final disposition of the property. This analysis is updated quarterly. An adjustment to loan loss reserves is made at that time for any anticipated losses. Consequently, although the non-performing loan balance remains high, we believe our allowance to be adequate to cover any losses upon the final disposition of these loans.

        Non-performing assets totaling $1.5 million were charged off in 2004. These charge offs were largely covered by existing reserves and, based on management’s analysis, no additional provisions to the allowance was necessary for the amounts charged off. Although we believe we use the best information available to determine the adequacy of our allowance for loan losses, future adjustments to the allowance may be necessary, and net income could be significantly affected, if circumstances and/or economic conditions cause substantial changes in the estimates we use in making the determinations about the levels of the allowance for losses. Additionally, various regulatory agencies, as an integral part of their examination process, periodically review our allowance for loan losses. These agencies may require the recognition of additions to the allowance based upon their judgements of information available at the time of their examination.

        Shareholders’ equity increased $2.7 million, or 9.62%, during 2004 primarily as a result of net income of $3.3 million, partially offset by our payment of dividends on common stock and the repurchase of 6,300 shares of our stock as part of a stock repurchase plan. Shareholders’ equity to total assets was 8.56% at December 31, 2004 compared to 8.68% at December 31, 2003.

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

	Year Ended December 31,
	2004			2003			2002
	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate
				(Dollars in thousands)

Assets:
Interest-Earning Assets:
Loans receivable(1)	$302,443	$18,695	6.18%	$266,876	$18,261	6.84%	$261,142	$19,250	7.36%
Mortgage-backed securities	1,355	55	4.06	1,676	69	4.12	2,001	109	5.45
Other investments	19,252	359	1.86	28,545	543	1.90	23,024	521	2.26
FHLB stock	4,044	177	4.38	3,855	197	5.11	3,613	218	6.03
Total interest-earning assets	327,094	19,286	5.90	300,952	19,070	6.34	290,110	20,098	6.93
Non-interest earning assets	16,126			13,966			13,018
Total assets	$343,220			$314,918			$303,128
Liabilities and Shareholders' Equity:
Interest-Bearing Liabilities:
Savings deposits	$ 19,253	135	0.70	$ 19,355	156	0.81	$ 18,120	189	1.04
Demand and NOW deposits	60,970	363	0.60	56,787	326	0.57	50,520	347	0.69
Time deposits	164,135	4,830	2.94	145,653	4,694	3.22	139,510	5,532	3.97
Borrowings	67,965	3,088	4.54	64,484	3,353	5.20	68,163	3,862	5.67
Total interest-bearing liabilities	312,323	8,416	2.69	286,279	8,529	2.98	276,313	9,930	3.59
Other liabilities	1,727			1,903			2,101
Total liabilities	314,050			288,182			278,414
Shareholders' equity	29,170			26,736			24,714
Total liabilities and shareholders' equity	$343,220			$314,918			$303,128
Net interest income		$10,870			$10,541			$10,168
Net interest rate spread			3.20%			3.36%			3.33%
Net earning assets	$14,771			$14,673			$13,797
Net yield on average interest-earning assets .			3.32%			3.50%			3.50%
Average interest-earning assets to
average interest-bearing liabilities	1.05x			1.05x			1.05x
13

(1)	Calculated net of deferred loan fees, loan discounts, loans in process and loss reserves.

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

	Year Ended December 31,
	2003 vs. 2004			2002 vs. 2003
	Increase (Decrease) Due to		Total Increase	Increase (Decrease) Due to		Total Increase
	Volume	Rate	Decrease	Volume	Rate	Decrease
	(In thousands)
Interest-earning assets:
Loans receivable	$ 2,322	$(1,888)	$ 434	$ 392	$(1,381)	$ (989)
Mortgage-backed securities	(13)	(1)	(14)	(16)	(24)	(40)
Other investments	(177)	(7)	(184)	113	(91)	22
FHLB stock	8	(28)	(20)	14	(35)	(21)
Total interest-earning assets	$ 2,140	$(1,924)	216	$ 503	$(1,531)	(1,028)
Interest-bearing liabilities:
Savings deposits	$ (1)	$ (20)	(21)	$ 12	$ (45)	(33)
Demand deposits and NOW accounts	24	13	37	40	(61)	(21)
Time deposits	572	(436)	136	235	(1,073)	(838)
Borrowings	164	(429)	(265)	(202)	(307)	(509)
Total interest-bearing liabilities	$ 759	$ (872)	(113)	$ 85	$(1,486)	(1,401)
Net interest income			$ 329			$ 373

Comparison of Operating Results for the Years Ended December 31, 2004 and December 31, 2003.

    General.        Net income for the year ended December 31, 2004 was $3.3 million, an increase of $234,000 over net income for the year ended December 31, 2003. This increase was primarily due to a $329,000 increase in net interest income, a $725,000 decrease in the provision for loan losses and a $297,000 decrease in non-interest expenses partially offset by a $1.2 million decrease in the gain on sale of mortgage loans.

        Our return on average assets was 0.95% for the year ended 2004, compared to 0.94% for the year ended 2003. Return on equity was 11.19% for the year ended 2004, compared to 11.03% for 2003. During 2004 we paid regular quarterly cash dividends on common stock totaling $801,000 for the year, or $.56 per share, representing a dividend payout ratio, dividends declared per share divided by diluted net income per share, of approximately 25%.

        Net Interest Income. Net interest income for the year ended December 31, 2004 increased $329,000 over the same period in 2003. Our net interest margin (net interest income divided by average interest-earning assets) decreased from 3.50% where it had been at both December 31, 2002 and December 31, 2003 to 3.32% at December 31, 2004. The return on interest earning assets has been declining for the last three years as market interest rates have been declining through most of that period. Now that shorter-term rates have started to increase, we expect many of our adjustable rate mortgages to start adjusting upwards in 2005, although the flat yield curve and continuing low long-term rates are expected to keep the return on fixed rate mortgages fairly flat. Interest expenses on deposits and borrowings have been declining for the last three years as well, and we expect these rates to increase as many of these deposits are tied to rising shorter-term market interest rates. The majority of our longer-term deposits have already rolled down to historically low rates and are likely to remain at that level until longer-term market rates begin to increase. Rates on borrowing may continue to decline as some high rate advances are scheduled to mature this year.

        Interest income on loans increased $434,000 for the year ended December 31, 2004 compared to the year ended December 31, 2003. Although the average volume of loans in our portfolio increased by $35.6 million, the continuing low market rates resulted in lower rates for both new loans and on the adjustments for variable rate mortgages resulting in a decrease in the yield on loans from 6.84% for the year ended December 31, 2003 to 6.18% for the year ended December 31, 2004. We expect to see consistent growth in our loan portfolio since origination volume should stay in the same range as in 2004, and these originations should include a higher percentage of variable rate products which we typically keep. We expect continuing success from our focus on commercial and multi-family real estate, commercial business and home equity loan production as a result of our expanded call program and the hiring of a third, seasoned commercial loan officer, and by the confusion generated from the three simultaneous major bank acquisitions. It is also our intention to keep some of our shorter-term fixed rate residential mortgages in our portfolio, especially if long-term rates start to increase. There was also a decrease in interest income on investments as we decreased the size of that portfolio, taking advantage of the opportunity to invest that money in higher yielding mortgages.

        Interest expense for the year ended December 31, 2004, decreased $113,000 over the same period in 2003. This decrease was primarily due to a decrease in the rate paid on interest-bearing liabilities from 2.98% in 2003 to 2.69% in 2004, reflecting the generally lower interest rates over the period, partially offset by an increase of $26.0 million in average interest-bearing liabilities. The higher interest expense of $152,000 on the average balance of customer deposit accounts was primarily due to the $18.5 million increase in the average balance in time accounts offset somewhat by a 28 basis point decrease in the average yield. This higher expense was offset by a $265,000 decrease in the cost of Federal Home Loan Bank advances resulting primarily from a 66 basis point decrease in the average rate.

        Provision for Loan Losses. We establish our provision for loan losses based on a systematic analysis of risk factors in the loan portfolio. The analysis includes consideration of concentrations of credit, past loss experience, current economic conditions, the amount and composition of the loan portfolio, estimated fair value of the underlying collateral, delinquencies and other relevant factors. From time to time, we also use the services of a consultant to assist in the evaluation of our growing commercial real estate loan portfolio. On at least a quarterly basis, a formal analysis of the adequacy of the allowance is prepared and reviewed by management and the Board of Directors. This analysis serves as a point in time assessment of the level of the allowance and serves as a basis for provisions for loan losses.

        More specifically, our analysis of the loan portfolio will begin at the time the loan is originated, at which time each loan is assigned a risk rating. If the loan is a commercial credit, the borrower will also be assigned a similar rating. Loans that continue to perform as agreed will be included in one of ten non-classified loan categories. Portions of the allowance are allocated to loan portfolios in the various risk grades, based upon a variety of factors including, historical loss experience, trends in the type and volume of the loan portfolios, trends in delinquent and non-performing loans, and economic trends affecting our market. Loans no longer performing as agreed are assigned a lower risk rating, eventually resulting in their being regarded as classified loans. A collateral re-evaluation is completed on all classified loans. This process results in the allocation of specific amounts of the allowance to individual problem loans, generally based on an analysis of the collateral securing those loans. These components are added together and compared to the balance of our allowance at the evaluation date.

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

        We recorded a $500,000 provision for loan losses during 2004 as a result of our analysis of our current loan portfolios compared to $1.2 million during 2003. The increased provision during 2003 was necessary to maintain the allowance for loan losses at a level considered adequate to absorb losses inherent in the loan portfolio and cover anticipated charge-offs. During the year 2004 we recorded charge-offs of $1.5 million. The $500,000 provision for loan losses in 2004 was considered adequate to cover further charge-offs based on our evaluation and our loan mix.

        At December 31, 2004, non-performing assets, consisting of non-accruing loans, accruing loans 90 or more days delinquent and other real estate owned, totaled $5.9 million compared to $4.6 million at December 31, 2003. In addition to our non-performing assets, we identified $9.8 million other loans of concern where known information about possible credit problems of borrowers causes management to have serious doubts as to the ability of the borrowers to comply with present repayment terms and that may result in disclosure of such loans as non-performing assets in the future. The vast majority of these loans, as well as our non-performing assets, are well collateralized.

        At December 31, 2004, we believe that our allowance for loan losses is adequate to absorb estimated probable losses inherent in our loan portfolio. Our allowance for losses equaled

0.66% of net loans receivable and 35.38% of non-performing assets at December 31, 2004 compared to 1.12% and 67.57% at December 31, 2003, respectively.

        Non-Interest Income. Non-interest income for the year ended December 31, 2004 decreased by $1.1 million, or 32.26% compared to the same period in 2003. The decrease was primarily due to a $1.2 million decrease in gains on the sale of mortgage loans in the secondary market due to a $84.8 million decrease in loans sold. The increase in loan sales in 2003 was due to the increased mortgage refinance activity as borrowers sought to lock in lower-rate, fixed-rate mortgages. For interest rate risk reasons we sell fixed-rate residential mortgages on the secondary market. We do not expect interest rates to go low enough to bring about a repeat of this activity. The decrease in gains on loan sales was partially offset by a $69,000 increase in service charges on deposit accounts and a $70,000 increase in other non-interest income, primarily the result of an increase in the value of our Bank Owned Life Insurance.

        Non-Interest Expense. Non-interest expense for the year ended December 31, 2004 decreased $188,000 over the same period in 2003. The major components of this decrease included a $186,000 decrease in salaries and employee benefits partly due to the decreased lending activity, and to the termination of an incentive program. We expect non-interest expense in 2005 to increase by $200,000 to $400,000, the estimated cost of complying with Sarbanes-Oxley Section 404, and from the expenses involved in opening a new branch.

        Income Tax Expense. The Company’s income tax provision decreased by $140,000 for the year ended December 31, 2004 compared to the year ended December 31, 2003 primarily as a result of tax savings relating to our Bank Owned Life Insurance program and increased lending in an area in Lafayette designated as an urban enterprise zone, qualifying for enterprise zone tax credits.

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

        Our return on average assets was 0.94% for the year ended 2003, compared to 0.90% for the year ended 2002. Return on equity was 11.03% for the year ended 2003, compared to 10.99% for 2002. Average shareholders’ equity to average total assets was 8.49% for the year ended 2003, compared to 8.15% for the year ended 2002. During 2003 we paid regular quarterly cash dividends on common stock totaling $658,000 for the year, or $.48 per share, representing a dividend payout ratio, dividends declared per share divided by diluted net income per share, of approximately 22%.

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

        Interest income on loans decreased $989,000 or 5.14%, for the year ended December 31, 2003, compared to the year ended December 31, 2002, primarily the result of a decrease in yield on loans from 7.36% for the year ended December 31, 2002 to 6.84% for the year ended December 31, 2003, caused primarily by the decrease in market interest rates. This decrease in yield was partially offset by an increase of $5.7 million in average loans outstanding, primarily the result of the ongoing success of the Company’s focus on commercial and multi-family real estate, commercial business and home equity loan production and by an increase in our residential real estate loan portfolio due to increased refinancing activity due to low mortgage interest rates.

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

        Provision for Loan Losses. We establish our provision for loan losses based on a systematic analysis of risk factors in the loan portfolio. The analysis includes consideration of concentrations of credit, past loss experience, current economic conditions, the amount and composition of the loan portfolio, estimated fair value of the underlying collateral, delinquencies and other relevant factors. From time to time, we also use the services of a consultant to assist in the evaluation of our growing commercial real estate loan portfolio. On at least a quarterly basis, a formal analysis of the adequacy of the allowance is prepared and reviewed by management and the Board of Directors. This analysis serves as a point in time assessment of the level of the allowance and serves as a basis for provisions for loan losses.

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

        Non-Interest Income. Non-interest income for the year ended December 31, 2003 increased by $1.2 million, or 54.82% compared to the same period in 2002. The increase was primarily due to a $826,000 increase in gains on the sale of mortgage loans in the secondary market due to a $58.4 million, or 105.94%, increase in loans sold, and by a $232,000 increase in other non-interest income, primarily the result of an increase in mortgage loan servicing fees on our loan servicing portfolio. Mortgage servicing rights represent the allocated value of servicing rights retained on loans sold. The value is the net present value of the expected servicing fee income over the life of a loan and is recorded at the time the loan is sold. It is amortized to expense over the expected life of the loan and offsets the monthly service fee recorded in other income. Management monitors the prepayment of sold loans and adjusts the amortization of the originated servicing right asset to recognize the repayment and prepayment of sold loans and to assure that the balance does not exceed the expected fair value of the servicing right asset. Amortization and write downs on servicing rights was $90,000 less in 2003 compared to 2002 due to decreased prepayments and an increase in the fair value of servicing rights. The fair market value of servicing rights increased due to the rising interest rate environment in the last quarter of 2003, as the expected life of the servicing asset increased as borrowers become less likely to refinance their mortgages. The originated servicing right asset at December 31, 2002 was $813,000, compared to $1.4 million at year-end 2003.

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

        Income Tax Expense. The Company’s income tax provision increased by $240,000 for the year ended December 31, 2003 compared to the year ended December 31, 2002, due to higher taxable income.

Asset/Liability Management

        We, like other financial institutions, are subject to interest rate risk to the extent that our interest-bearing liabilities reprice on a different basis than our interest-earning assets. The Office of Thrift Supervision (“OTS”), our primary regulator, supports the use of a net portfolio value (“NPV”) approach to the quantification of interest rate risk. In essence, this approach calculates the difference between the present value of expected cash flows from assets and the present value of expected cash flows from liabilities, as well as cash flows from off balance sheet contracts. An NPV ratio, in any interest rate scenario, is defined as the NPV in that rate scenario divided by the market value of assets in the same scenario — essentially a market value adjusted capital ratio.

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

        Presented below, as of December 31, 2004 and 2003, is an analysis of our interest rate risk as measured by the effect on NPV caused by instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up and down 300 basis points, and compared to Board policy limits. (One hundred basis points equals one percent.) The Board Limit column indicates the lowest allowable limits for NPV after each interest rate shock. Assumptions used in calculating the amounts in this table are OTS assumptions. No information is provided for a negative 200 or 300 basis point shift in interest rates, due to a low prevailing interest rate environment making such scenarios unlikely.

		At December 31, 2004		At December 31, 2003
Change in Interest Rate (Basis Points)	Board Limit Post-shock NPV Ratio	Post-shock NPV Ratio	Change (Basis Points)	Post-shock NPV Ratio	Change (Basis Points)

300 bp	6.00%	10.55%	(12) bp	9.64%	(35	) bp
200	7.00	10.82	14	9.98	0
100	8.00	10.89	21	10.13	14
0	8.00	10.68		9.98
-100	8.00	10.16	(52)	9.40	(59	) bp

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

        We monitor our cash flow carefully and strive to minimize the level of cash held in low rate overnight accounts or in cash on hand. We also carefully track the scheduled delivery of loans committed for sale to be added to our cash flow calculations.

        Our primary investing activities are the origination of loans and the purchase of securities. During the year ended December 31, 2004, the Bank originated loans totaling $161.5 million. These investment activities were funded primarily by principal repayments and prepayments on loans and maturities of investment securities totaling $101.8 million. The proceeds from the sale of loans totaled $29.0 million for the year ended December 31, 2004. We sold one security for $1.4 million in 2004. There were no security sales in 2003.

        The major sources of cash from financing activities in the year ended December 31, 2004 was an increase in deposits of $31.1 million and an increase in borrowings of $2.0 million. We currently use, and intend to continue to use, Federal Home Loan Bank advances as a source of funding for loans when advantageous interest rate risk matches can be found.

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

        Our current internal policy for liquidity is 4%. Our liquidity ratio at December 31, 2004 was 5.93%.

        We anticipate that we will have sufficient funds available to meet current loan commitments. At December 31, 2004, we had outstanding commitments to originate loans and available lines of credit totaling $58.2 million and commitments to provide borrowers the funds needed to complete current construction projects in the amount of $5.3 million. Certificates of deposit which will mature in one year or less at December 31, 2004 totaled $70.3 million. Based on our experience, our certificates of deposit have been a relatively stable source of long-term funds as such certificates are generally renewed upon maturity since we have established long-term banking relationships with its customers. Therefore, we believe a significant portion of such deposits will remain with us, although this cannot be assured.

        LSB Financial also has a need for, and sources of liquidity. Liquidity is required to fund its operating expenses, fund stock repurchase programs, as well as for the payment of dividends to shareholders. At December 31, 2004, LSB Financial had $48,000 in liquid assets on hand. The primary source of liquidity on an ongoing basis is dividends from Lafayette Savings. Dividends totaling $675,000 were paid from the Bank to LSB Financial during the year ended December 31, 2004. For the year ended December 31, 2004, LSB Financial paid dividends to shareholders totaling $801,000.

        Regulatory agencies have established capital adequacy standards which are used in their monitoring and control of the industry. These standards relate capital to levels of risk by assigning different weightings to assets and certain off-balance sheet activity. As shown in the footnote to the consolidated financial statements (“Capital Requirements and Dividend Restrictions”), our capital levels exceed the requirements to be considered well capitalized at December 31, 2004.

Off-Balance Sheet Arrangements

        See Note 16 to the consolidated financial statements regarding off-balance sheet commitments.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

        This document, including information included or incorporated by reference, contains, and future filings by LSB Financial on Form 10-KSB, Form 10-QSB and Form 8-K and future oral and written statements by LSB Financial and our management may contain, forward-looking statements about LSB Financial and its subsidiaries which we believe are within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, statements with respect to anticipated future operating and financial performance, growth opportunities, interest rates, cost savings and funding advantages expected or anticipated to be realized by management. Words such as may, could, should, would, believe, anticipate, estimate, expect, intend, plan and similar expressions are intended to identify forward-looking statements. Forward-looking statements by LSB Financial and its management are based on beliefs, plans, objectives, goals, expectations, anticipations, estimates and intentions of management and are not guarantees of future performance. We disclaim any obligation to update or revise any forward-looking statements based on the occurrence of future events, the receipt of new information or otherwise. The important factors we discuss below and elsewhere in this document, as well as other factors discussed under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this document and identified in our filings with the SEC and those presented elsewhere by our management from time to time, could cause actual results to differ materially from those indicated by the forward-looking statements made in this document:

        The following factors, many of which are subject to change based on various other factors beyond our control, could cause our financial performance to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements:

•	the strength of the United States economy in general and the strength of the local economies in which we conduct our operations;
•	the effects of, and changes in, trade, monetary and fiscal policies and laws; including interest rate policies of the Federal Reserve Board;
•	financial market, monetary and interest rate fluctuations, particularly the relative relationship of short-term interest rates to long-term interest rates;
•	the timely development of and acceptance of new products and services of Lafayette Savings and the perceived overall value of these products and services by users, including the features, pricing and quality compared to competitors’ products and services;
•	the willingness of users to substitute competitors’ products and services for our products and services;
•	the impact of changes in financial services’ laws and regulations (including laws concerning taxes, accounting standards, banking, securities and insurance);
•	the impact of technological changes;
•	acquisitions;
•	changes in consumer spending and saving habits; and
•	our success at managing the risks involved in the foregoing.

This Page Intentionally Left Blank

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Stockholders
LSB Financial Corp.
Lafayette, Indiana

We have audited the accompanying consolidated balance sheet of LSB Financial Corp. as of December 31, 2004, and the related consolidated statements of income, stockholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of LSB Financial Corp. as of and for each of the years in the two year period ended December 31, 2003, were audited by other accountants whose report dated January 23, 2004 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2004 consolidated financial statements referred to above present fairly, in all material respects, the financial position of LSB Financial Corp. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

BKD, LLP

Indianapolis, Indiana
February 4, 2005

LSB Financial Corp.
Consolidated Balance Sheets
December 31, 2004 and 2003
(Dollars in Thousands, Except Per Share Data)

Assets
	2004	2003

Cash and due from banks	$ 2,395	$ 1,906
Short-term investments	6,818	7,491
Cash and cash equivalents	9,213	9,397
Available-for-sale securities	7,947	14,050
Loans held for sale	1,050	803
Loans, net of allowance for loan losses of $2,095 and $3,098	317,877	276,763
Premises and equipment, net	6,750	7,110
Federal Home Loan Bank stock	4,110	3,928
Interest receivable and other assets	5,471	4,360
Bank owned life insurance	2,627	2,861

Total assets	$ 355,045	$ 319,272

Liabilities and Stockholders' Equity

Liabilities
Deposits	$ 256,631	$ 225,485
Federal Home Loan Bank advances	66,808	64,851
Interest payable and other liabilities	1,213	1,209
Total liabilities	324,652	291,545

Commitments and Contingencies

Stockholders' Equity
Common stock, $.01 par value; authorized 7,000,000 shares; issued
and outstanding 2004 - 1,437,250 shares, 2003 - 1,356,200 shares	14	14
Additional paid-in capital	8,235	8,020
Retained earnings	22,304	19,841
Unearned recognition and retention plan (RRP) shares	(51)	(80)
Unearned ESOP compensation	(103)	(159)
Accumulated other comprehensive income (loss)	(6)	91
Total stockholders' equity	30,393	27,727

Total liabilities and stockholders' equity	$ 355,045	$ 319,272

See Notes to Consolidated Financial Statements 26 LSB Financial Corp. Consolidated Statements of Income Years Ended December 31, 2004, 2003 and 2002 (Dollars in Thousands, Except Per Share Data)

	2004	2003	2002

Interest and Dividend Income
Loans	$18,695	$18,261	$19,250
Securities
Taxable	384	535	582
Tax-exempt	148	194	184
Other	59	80	82
Total interest and dividend income	19,286	19,070	20,098

Interest Expense
Deposits	5,328	5,176	6,068
Borrowings	3,088	3,353	3,862
Total interest expense	8,416	8,529	9,930

Net Interest Income	10,870	10,541	10,168

Provision for Loan Losses	500	1,225	700

Net Interest Income After Provision for Loan Losses	10,370	9,316	9,468

Noninterest Income
Deposit account service charges and fees	889	820	707
Net gains on loan sales	593	1,810	984
Net realized gains on sales of available-for-sale
securities	11	--	--
Other	747	677	445
Total noninterest income	2,240	3,307	2,136

Noninterest Expense
Salaries and employee benefits	4,190	4,376	4,026
Net occupancy and equipment expense	1,136	1,084	1,076
Computer service	371	367	336
Advertising	279	219	330
Other	1,578	1,696	1,429
Total noninterest expense	7,554	7,742	7,197

Income Before Income Tax	5,056	4,881	4,407

Provision for Income Taxes	1,792	1,932	1,692

Net Income	$ 3,264	$2,949	$2,715

Basic Earnings Per Share	$ 2.32	$ 2.12	$ 1.93

Diluted Earnings Per Share	$ 2.23	$ 2.04	$ 1.88

See Notes to Consolidated Financial Statements

27 LSB Financial Corp. Consolidated Statements of Stockholders’ Equity Years Ended December 31, 2004, 2003 and 2002 (Dollars in Thousands, Except Per Share Data)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Benefit Plans Compensation	Accumulated Other Comprehensive Income (Loss)	Total
Balance, January 1, 2002	$ 14	$ 8,279	$15,422	$ (420)	$ 93	$ 23,388

Comprehensive income
Net income			2,715			2,715
Change in unrealized
appreciation (depreciation)
on available-for-sale
securities, net of taxes					72	72
Total comprehensive income						2,787
Dividends on common stock, $.42
per share			(587)			(587)
Purchase and retirement of
stock (17,828 shares)		(327)				(327)
Stock options exercised (2,437
shares)		22				22
Amortization of RRP expense				29		29
ESOP shares earned		126		64		190

Balance, December 31, 2002	14	8,100	17,550	(327)	165	25,502
Comprehensive income
Net income			2,949			2,949
Change in unrealized
appreciation (depreciation)
on available-for-sale
securities, net of taxes					(74)	(74)
Total comprehensive income						2,875
Dividends on common stock, $.48
per share			(658)			(658)
Purchase and retirement of
stock (15,750 shares)		(317)				(317)
Stock options exercised (7,363
shares)		65				65
Amortization of RRP expense				29		29
ESOP shares earned		172		59		231

Balance, December 31, 2003	14	8,020	19,841	(239)	91	27,727

Comprehensive income
Net income (loss)			3,264			3,264
Change in unrealized
appreciation (depreciation)
on available-for-sale
securities, net of taxes					(97)	(97)
Total comprehensive income						3,167
Dividends on common stock, $.56
per share			(801)			(801)
Purchase and retirement of
stock (6,300 shares)		(168)				(168)
Stock options exercised (19,095
shares)		140				140
Tax benefit related to stock
options exercised and RRP		60				60
Amortization of RRP expense				29		29
ESOP shares earned		183		56		239

Balance, December 31, 2004	$ 14	$ 8,235	$22,304	$ (154)	$ (6)	$ 30,393

See Notes to Consolidated Financial Statements 28 LSB Financial Corp. Consolidated Statements of Cash Flows Years Ended December 31, 2004, 2003 and 2002 (Dollars in Thousands, Except Per Share Data)

	2004	2003	2002
Operating Activities
Net income	$ 3,264	$ 2,949	$ 2,715
Items not requiring (providing) cash
Depreciation	506	535	536
Provision for loan losses	500	1,225	700
Amortization of premiums and discounts on
securities	205	177	104
Deferred income taxes	270	(152)	(187)
Federal Home Loan Bank stock dividend	(182)	(146)	--
ESOP - shares earned	239	231	190
Gain on sale of loans	(339)	(971)	(506)
Loans originated for sale	(28,904)	(108,839)	(58,569)
Proceeds on loans sold	28,996	113,670	55,086
Changes in
Interest receivable and other assets	(1,080)	(2,077)	(7)
Interest payable and other liabilities	92	(121)	391
Net cash provided by operating activities	3,567	6,481	453

Investing Activities
Purchases of available-for-sale securities	(2,684)	(9,914)	(4,165)
Proceeds from maturities of available-for-sale
securities	7,064	7,343	3,106
Proceeds from the sales of available-for-sale
securities	1,366	--	30
Net change in loans	(41,614)	(4,754)
Purchase of premises and equipment	(156)	(606)	(480)
Purchase of Federal Home Loan Bank stock	--	--	(257)
Purchase of life insurance policies	--	(2,500)	--
Net cash used in investing activities	(36,024)	(10,431)	(34,135)

Financing Activities
Net change in demand deposits, money market,
NOW and savings accounts	5,776	3,858	11,247
Net change in certificates of deposit	25,369	37	14,391
Proceeds from Federal Home Loan Bank advances	28,500	26,000	24,500
Repayment of Federal Home Loan Bank advances	(26,543)	(31,622)	(14,372)
Proceeds from stock options exercised	140	65	22
Repurchase of stock	(168)	(317)	(327)
Dividends paid	(801)	(658)	(587)
Net cash provided by (used in) financing
activities	32,273	(2,637)	34,874

Increase (Decrease) in Cash and Cash Equivalents	(184)	(6,587)	1,192

Cash and Cash Equivalents, Beginning of Year	9,397	15,984	14,792

Cash and Cash Equivalents, End of Year	$ 9,213	$ 9,397	$ 15,984

Supplemental Cash Flows Information
Interest paid	$ 8,426	$ 8,522	$ 9,930
Income taxes paid	1,781	2,434	1,657

Supplemental Non-Cash Disclosures
Transfer from loans held for sale to loans	$ --	$ 3,400	$ --
Capitalization of mortgage servicing rights	254	839	478

See Notes to Consolidated Financial Statements

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2004, 2003 and 2002
(Dollars in Thousands, Except Per Share Data)

Note 1: Nature of Operations and Summary of Significant Accounting Policies

   Nature of Operations

LSB Financial Corp. (“Company”) is a thrift holding company whose principal activity is the ownership and management of its wholly-owned subsidiary, Lafayette Savings Bank (the “Bank”). The Bank is primarily engaged in providing a full range of banking and financial services to individual and corporate customers in Tippacanoe and surrounding counties in Indiana. The Bank is subject to competition from other financial institutions. The Bank is subject to the regulation of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities.

The Bank’s wholly-owned subsidiaries, LSB Service Corporation (LSBSC) and Lafayette Insurance and Investments, Inc. (LI&I) provide various financial services to its customers. A substantial portion of the loan portfolio is secured by single and multi-family residential mortgages.

   Principles of Consolidation

The consolidated financial statements include the accounts of the Company, the Bank, LSBSC and LI&I. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses, fair value of servicing rights and financial instruments. In connection with the determination of the allowance for loan losses, management obtains independent appraisals for significant properties.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

30 LSB Financial Corp. Notes to Consolidated Financial Statements December 31, 2004, 2003 and 2002 (Dollars in Thousands, Except Per Share Data) Securities

Available-for-sale securities, which include any security for which the Company has no immediate plan to sell but which may be sold in the future, are carried at fair value. Unrealized gains and losses are recorded, net of related income tax effects, in other comprehensive income.

Amortization of premiums and accretion of discounts are recorded as interest income from securities. Realized gains and losses are recorded as net security gains (losses). Gains and losses on sales of securities are determined on the specific-identification method.

   Loans Held for Sale

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

   Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoffs are reported at their outstanding principal balances adjusted for any charge-offs, the allowance for loan losses, any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Generally, loans are placed on non-accrual status at ninety days past due and interest is considered a loss, unless the loan is well-secured. Accrued interest for loans placed on non-accrual status is reversed against interest income.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to income. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

31 LSB Financial Corp. Notes to Consolidated Financial Statements December 31, 2004, 2003 and 2002 (Dollars in Thousands, Except Per Share Data)

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogenous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment measurements.

Premises and Equipment

Depreciable assets are stated at cost less accumulated depreciation. Depreciation is charged to expense using the straight-line and accelerated methods over the estimated useful lives of the assets ranging from 3 to 39 years.

Federal Home Loan Bank Stock

Federal Home Loan Bank stock is a required investment for institutions that are members of the Federal Home Loan Bank system. The required investment in the common stock is based on a predetermined formula.

Foreclosed Assets Held for Sale

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net income or expense from foreclosed assets.

32 LSB Financial Corp. Notes to Consolidated Financial Statements December 31, 2004, 2003 and 2002 (Dollars in Thousands, Except Per Share Data) Servicing Rights

Servicing rights on originated loans that have been sold are capitalized by allocating the total cost of the mortgage loans between the mortgage servicing rights and the loans based on their relative fair values. Capitalized servicing rights are amortized in proportion to and over the period of estimated servicing revenues. Impairment of mortgage-servicing rights is assessed based on the fair value of those rights. Fair values are estimated using discounted cash flows based on a current market interest rate. For purposes of measuring impairment, the rights are stratified based on the predominant risk characteristics of the underlying loans. The predominant characteristic currently used for stratification is type of loan. The amount of impairment recognized is the amount by which the capitalized mortgage servicing rights for a stratum exceed their fair value and is recorded through a valuation allowance.

Stock Options

At December 31, 2004, the Company has a stock-based employee compensation plan, which is described more fully in Note 13. The Company accounts for this plan under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the grant date. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value provisions of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

	Year Ended December 31
	2004	2003	2002

Net income, as reported	$ 3,264	$ 2,949	$ 2,715
Less: Total stock-based employee compensation
cost determined under the fair value based
method, net of income taxes	(25)	(15)	(23)

Pro forma net income	$ 3,239	$ 2,934	$ 2,692

Earnings per share:
Basic - as reported	$ 2.32	$ 2.12	$ 1.93
Basic - pro forma	2.30	2.11	1.91
Diluted - as reported	2.23	2.04	1.88
Diluted - pro forma	2.22	2.03	1.86
33 LSB Financial Corp. Notes to Consolidated Financial Statements December 31, 2004, 2003 and 2002 (Dollars in Thousands, Except Per Share Data) Income Taxes

Deferred tax assets and liabilities are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized. The Company files consolidated income tax returns with its subsidiary.

   Earnings Per Share

Earnings per share have been computed based upon the weighted-average common shares outstanding during each year. Unearned ESOP shares and RRP shares which have not vested have been excluded from the computation of average shares outstanding. During 2004, the Company paid a five percent stock dividend. Accordingly, all share and per share data have been restated to reflect the stock dividend.

Operating Segments

While the chief decision-makers monitor the revenue streams of the various products and services, the identifiable segments are not material and operations are managed and financial performance is evaluated on a Company-wide basis. Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable operating segment.

   Reclassifications

Certain reclassifications have been made to the 2003 and 2002 financial statements to conform to the 2004 financial statement presentation. These reclassifications had no effect on net income.

Note 2: Restriction on Cash and Due From Banks

The Bank is required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank. The reserve required at December 31, 2004 was $1,127.

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2004, 2003 and 2002
(Dollars in Thousands, Except Per Share Data)

Note 3: Securities

        The amortized cost and approximate fair values of securities are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Fair Value
Available-for-sale Securities:
December 31, 2004
U. S. Government agencies	$ 2,375	$ --	$ (30)	$ 2,345
Mortgage-backed securities	1,145	8	(9)	1,144
State and political
subdivision	4,438	42	(22)	4,458

	$ 7,958	$ 50	$ (61)	$ 7,947

December 31, 2003
U. S. Government agencies	$ 6,509	$ 70	$ --	$ 6,579
Mortgage-backed securities	1,667	16	(5)	1,678
State and political
subdivisions	5,721	84	(12)	5,793

	$13,897	$ 170	$ (17)	$14,050

The amortized cost and fair value of available-for-sale securities at December 31, 2004, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
Within one year	$	$
One to five years	4,961	4,948
Five to ten years	1,638	1,641
After ten years	214	214
	6,813	6,803
Mortgage-backed securities	1,145	1,144

Totals	$7,958	$7,947
35 LSB Financial Corp. Notes to Consolidated Financial Statements December 31, 2004, 2003 and 2002 (Dollars in Thousands, Except Per Share Data)

Gross gains of $11, $0 and $0 resulting from sales of available-for-sale securities were realized for 2004, 2003 and 2002, respectively.

Certain investments in debt securities are reported in the financial statements at an amount less than their historical cost. Total fair value of these investments at December 31, 2004 and 2003, was $5,298 and $3,036, which is approximately 67% and 22% of the Company’s available-for-sale investment portfolio. These declines primarily resulted from recent increases in market interest rates.

Based on evaluation of available evidence, including recent changes in market interest rates, credit rating information and information obtained from regulatory filings, management believes the declines in fair value for these securities are temporary.

Should the impairment of any of these securities become other than temporary, the cost basis of the investment will be reduced and the resulting loss recognized in net income in the period the other-than-temporary impairment is identified.

The following table shows our investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2004:

	12 Months or More
Description of Securities	Fair Value	Unrealized Losses

U. S. Government agencies	$2,345	$(30)
Mortgage-backed securities	959	(9)
State and political subdivisions	1,994	(22)

Total temporarily impaired securities	$5,298	$(61)

The following table shows our investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2003:

	Less than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

Mortgage-backed securities	$ --	$ --	$1,322	$(5)	$1,322	$(5)
State and political
subdivisions	1,714	(12)	--	--	1,714	(12)

Total temporarily
impaired securities	$1,714	$(12)	$1,322	$(5)	$3,036	$(17)

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2004, 2003 and 2002
(Dollars in Thousands, Except Per Share Data)

Note 4: Loans and Allowance for Loan Losses

        Categories of loans at December 31, include:

	2004	2003
Residential real estate
One-to-four family residential	$ 139,306	$ 130,759
Multi-family residential	40,279	38,045
Commercial real estate	70,644	50,906
Construction and land development	35,584	33,631
Commercial	15,823	12,310
Consumer and other	2,602	3,949
Home equity lines of credit	21,468	17,581
Total loans	325,706	287,181

Less
Net deferred loan fees, premiums and discounts	(439)	(366)
Undisbursed portion of loans	(5,295)	(6,954)
Allowance for loan losses	(2,095)	(3,098)

Net loans	$ 317,877	$ 276,763

Activity in the allowance for loan losses was as follows:

	2004	2003	2002
Balance, beginning of year	$ 3,098	$ 1,996	$ 1,432
Provision charged to expense	500	1,225	700
Losses charged off, net of recoveries of $17
for 2004, $6 for 2003 and $10 for 2002	(1,503)	(123)	(136)

Balance, end of year	$ 2,095	$ 3,098	$ 1,996

Impaired loans totaled $4,691 and $1,747 at December 31, 2004 and 2003, respectively. An allowance for loan losses of $432 and $1,186 relates to impaired loans of $4,504 and $1,747, at December 31, 2004 and 2003, respectively.

Interest of $140, $0 and $0 was recognized on average impaired loans of $4,454, $1,684 and $2,263 for 2004, 2003 and 2002, respectively. Interest of $99, $0 and $0 was recognized on impaired loans on a cash basis during 2004, 2003 and 2002, respectively.

At December 31, 2004 and 2003, accruing loans delinquent 90 days or more totaled $484 and $518, respectively. Non-accruing loans at December 31, 2004 and 2003 were $4,207 and $3,728, respectively.

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2004, 2003 and 2002
(Dollars in Thousands, Except Per Share Data)

Note 5: Premises and Equipment

        Major classifications of premises and equipment, stated at cost, are as follows:

	2004	2003
Land	$ 1,326	$ 1,326
Buildings and improvements	6,367	6,347
Equipment	2,691	2,677
	10,384	10,350
Less accumulated depreciation	(3,634)	(3,240)

Net premises and equipment	$ 6,750	$ 7,110

Note 6: Loan Servicing

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of mortgage loans serviced for others was $158,343 and $154,756 at December 31, 2004 and 2003, respectively.

The aggregate fair value of capitalized mortgage servicing rights at December 31, 2004, 2003 and 2002 approximated the carrying value. Comparable market values and a valuation model that calculates the present value of future cash flows were used to estimate fair value. For purposes of measuring impairment, risk characteristics including product type, investor type, and interest rates, were used to stratify the originated mortgage servicing rights.

	2004	2003	2002
Mortgage servicing rights
Balance, beginning of year	$ 1,373	$ 813	$ 704
Additions	254	839	478
Direct write-downs	(50)	--	(75)
Amortization of servicing rights	(265)	(126)	(294)
	1,312	1,526	813
Valuation allowance	--	(153)	--

Balance, end of year	$ 1,312	$ 1,373	$ 813

Activity in the valuation allowance for mortgage servicing rights was as follows:

	2004	2003	2002

Balance, beginning of year	$ 153	$ --	$ --
Additions	--	353	--
Reductions	(153)	(200)	--

Balance, end of year	$ --	$ 153	$ --

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2004, 2003 and 2002
(Dollars in Thousands, Except Per Share Data)

Note 7: Deposits

        Deposits at year-end are summarized as follows:

	2004		2003
	Amount	Percent	Amount	Percent
Non interest-bearing deposits	$ 16,502	6.43%	$14,570	6.46%
NOW accounts	47,943	18.68	43,243	19.18
Savings accounts	18,775	7.32	19,630	8.71
	83,220	32.43	77,443	34.35
Certificates of deposit
0.00% to 1.99%	38,599	15.04	46,716	20.72
2.00% to 3.99%	103,810	40.45	64,792	28.73
4.00% to 5.99%	30,876	12.03	36,403	16.14
6.00% to 7.99%	126.05		131.06
	173,411	67.57	148,042	65.65

	$256,631	100.00%	$225,485	100.00%

At December 31, 2004, scheduled maturities of certificates of deposit are as follows:

2005	$ 70,344
2006	25,107
2007	52,288
2008	21,476
2009	4,180
Thereafter	16

$173,411

Time deposits of $100 or more were $76,620 and $56,405 at December 31, 2004 and 2003.

Deposits from related parties held by the Company at December 31, 2004 and 2003 totaled $2,362 and $1,948, respectively.

Total brokered deposits totaled approximately $50,145 and $19,708 at December 31, 2004 and 2003, respectively.

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2004, 2003 and 2002
(Dollars in Thousands, Except Per Share Data)

Note 8: Federal Home Loan Bank Advances

Federal Home Loan Bank advances totaled $66,808 and $64,851 at December 31, 2004 and 2003. At December 31, 2004, the advances range in interest rates from 2.125% to 7.350% and are secured by mortgage loans and investment securities totaling $96,871.

Aggregate annual maturities of the advance at December 31, 2004, are:

2005	$17,800
2006	10,000
2007	18,000
2008	3,508
2009	4,000
Thereafter	13,500

$66,808

Advances totaling $19,500 may, at certain dates, be converted to adjustable rate advances by the FHLB. If converted, the advances may be prepaid without penalty.

Note 9: Income Taxes

The provision for income taxes includes these components:

	2004	2003	2002
Taxes currently payable	$1,522	$ 2,084	$ 1,879
Deferred income taxes	270	(152)	(187)

Income tax expense	$1,792	$ 1,932	$ 1,692

A reconciliation of income tax expense at the statutory rate to the Company’s actual income tax expense is shown below:

	2004	2003	2002
Computed at the statutory rate (34%)	$ 1,719	$ 1,659	$ 1,498
Increase (decrease) resulting from
Tax exempt interest	(46)	(46)	(43)
Tax credits	(42)	(48)	(48)
State income taxes	246	277	223
ESOP expense	62	59	43
Other	(147)	31	19

Actual tax expense	$ 1,792	$ 1,932	$ 1,692

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2004, 2003 and 2002
(Dollars in Thousands, Except Per Share Data)

        The tax effects of temporary differences related to deferred taxes shown on the balance sheets were:

	2004	2003
Deferred tax assets
Allowance for loan losses	$ 886	$ 1,212
Non-accrual loan income	150	184
Deferred compensation	62	61
	1,098	1,457
Deferred tax liabilities
Depreciation	(643)	(583)
Unrealized gains on available-for-sale securities	--	(61)
Mortgage servicing rights	(555)	(542)
FHLB stock dividends	(136)	(58)
Other	(59)	(299)

Net deferred tax liability	$ (295)	$ (86)

Retained earnings at December 31, 2004 and 2003, include approximately $1,861, for which no deferred federal income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which would be subject to the then-current corporate income tax rate. The deferred income tax liabilities on the preceding amounts that would have been recorded if they were expected to reverse into taxable income in the foreseeable future were approximately $737 at December 31, 2004 and 2003.

Note 10: Other Comprehensive Income (Loss)

Other comprehensive income (loss) components and related taxes were as follows:

	2004	2003	2002
Unrealized gains (losses) on
available-for-sale securities	$(157)	$(123)	$ 121
Less: reclassification adjustment for gain
realized in the income state, net of tax
expense of $4, $0 and $0, respectively	7	--	--
Net unrealized gains (losses) on
available-for-sale securities	(164)	(123)	121
Tax expense (benefit)	(67)	49	(49)

Other comprehensive income (loss)	$(97)	$(74)	$ 72

41 LSB Financial Corp. Notes to Consolidated Financial Statements December 31, 2004, 2003 and 2002 (Dollars in Thousands, Except Per Share Data) Note 11: Regulatory Matters

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below). Management believes, as of December 31, 2004 and 2003, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2004, the most recent notification from the Office of Thrift Supervision categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank’s category.

The Bank’s actual capital amounts and ratios are also presented in the table.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2004
Total risk-based capital
(to risk-weighted assets)	$31,657	11.6%	$21,812	8.0%	$27,265	10.0%
Tier I capital
(to risk-weighted assets)	29,797	10.9	10,906	4.0	16,359	6.0
Tier I capital
(to adjusted total assets)	29,797	8.4	10,656	3.0	17,761	5.0
Tier I capital
(to adjusted tangible assets)	29,797	8.4	7,104	2.0	N/A	N/A
Tangible capital
(to adjusted tangible assets)	29,797	8.4	5,328	1.5	N/A	N/A

As of December 31, 2003
Total risk-based capital
(to risk-weighted assets)	$29,348	12.1%	$19,408	8.0%	$24,260	10.0%
Tier I capital
(to risk-weighted assets)	26,830	11.1	9,704	4.0	14,556	6.0
Tier I capital
(to adjusted total assets)	26,830	8.4	9,577	3.0	15,962	5.0
Tier I capital
(to adjusted tangible assets)	26,830	8.4	6,385	2.0	N/A	N/A
Tangible capital
(to adjusted tangible assets)	26,830	8.4	4,789	1.5	N/A	N/A

42 LSB Financial Corp. Notes to Consolidated Financial Statements December 31, 2004, 2003 and 2002 (Dollars in Thousands, Except Per Share Data)

The Bank is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval. At December 31, 2004, approximately $6,342 of retained earnings were available for dividend declaration without prior regulatory approval.

LSB converted from a mutual to a stock institution, and a “liquidation account” was established at $8,066, which was net worth reported in the conversion prospectus. Eligible depositors who have maintained their accounts, less annual reduction to the extent they have reduced their deposits, would receive a distribution from this account if the Bank liquidated. Dividends may not reduce shareholders’ equity below the required liquidation account balance.

Note 12: Employee Benefits

The Bank maintains an ESOP which purchased 8% of the stock offered in the conversion using funds provided by an $824 loan from LSB which will be repaid by contributions to the ESOP by the Bank in the future. Pursuant to the ESOP, the shares are to be allocated to participants annually, over a 12-year period, based upon employee compensation levels during the year. The number of shares earned each year is determined by the ESOP loan agreement. Shares no longer required to be held as collateral for that loan are committed to be released and are earned by participants. Dividends paid on allocated shares are charged to retained earnings and dividends on unallocated shares are used to reduce the debt.

ESOP expense for the years ended December 31, 2004, 2003 and 2002 was $239, $231 and $190, respectively.

	2004	2003	2002
Allocated shares	79,892	75,185	66,711
Shares released for allocation	9,274	10,393	11,025
Unearned shares	18,012	27,264	37,644

Total ESOP shares	107,178	112,842	115,380

Fair value of unearned shares at December 31	$ 468	$ 677	$ 698

The LSB Recognition and Retention Plan (RRP) has awarded stock to certain officers and directors of the Company. Stock awarded under the RRP is restricted as to certain rights at the time of issuance. These restrictions are removed over a 5-year period. If an employee leaves LSB prior to vesting, the remaining restricted shares are returned to the Company. During 2004 and 2003, no shares were forfeited by RRP participants. The cost of awarded shares is amortized over the vesting period. Expense recorded for the RRP totaled $29, $29 and $29 for 2004, 2003 and 2002.

43 LSB Financial Corp. Notes to Consolidated Financial Statements December 31, 2004, 2003 and 2002 (Dollars in Thousands, Except Per Share Data) Note 13: Stock Option Plan

The Company has a fixed option plan under which the Company may grant options that vest over five years to selected employees for up to 178,778 shares of common stock. The exercise price of each option is intended to equal the fair value of the Company’s stock on the date of grant.

A summary of the status of the plan at December 31, 2004, 2003 and 2002, and changes during the years then ended is presented below:

	2004		2003		2002
	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price
Outstanding,
beginning of year	131,547	$ 10.32	135,182	$ 9.99	137,861	$ 9.98
Granted	7,875	24.76	3,938	19.05	--	--
Exercised	(21,711)	9.57	(7,363)	8.86	(2,437)	8.88
Forfeited	(42)	18.01	(210)	11.43	(242)	13.74

Outstanding,
end of year	117,669	11.43	131,547	10.32	135,182	9.99

Options exercisable,
end of year	102,212	$ 10.14	119,009	$ 9.84	122,308	$ 9.63

The fair value of options granted is estimated on the date of the grant using an option-pricing mode with the following weighted-average assumptions:

	2004	2003	2002
Dividend yields	2.52%	2.50%	2.25%
Volatility factors of expected market
price of common stock	.20	.17	.21
Risk-free interest rates	3.55%	3.48%	4.51%
Expected life of options	7 years	7 years	7 years

Weighted-average fair value of options
granted during the year	$ 5.28	$ 3.47	$ 3.27

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2004, 2003 and 2002
(Dollars in Thousands, Except Per Share Data)

        The following table summarizes information about stock options under the plan outstanding at December 31, 2004:

		Options Outstanding		Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$ 8.85 to $11.91	93,464	1.38 years	$ 9.22	89,032	$ 9.09
$16.63 to $19.05	16,330	4.97 years	$17.58	13,180	$17.23
$24.76 to $24.76	7,875	9.077 years	$24.76	--	$ --

Note 14: Earnings Per Share Earnings per share (EPS) were computed as follows:

	Year Ended December 31, 2004
	Income	Weighted- Average Shares	Per Share Amount
Net income	$3,264	1,409,757

Basic earnings per share
Income available to common stockholders			$ 2.32

Effect of dilutive securities
Stock options		50,815

Diluted earnings per share
Income available to common stockholders and
assumed conversions	$3,264	1,460,572	$ 2.23

45 LSB Financial Corp. Notes to Consolidated Financial Statements December 31, 2004, 2003 and 2002 (Dollars in Thousands, Except Per Share Data)

There were no options outstanding at December 31, 2004 that were considered anti-dilutive.

	Year Ended December 31, 2003
	Income	Weighted- Average Shares	Per Share Amount
Net income	$2,949	1,390,861
Basic earnings per share
Income available to common stockholders			$ 2.12

Effect of dilutive securities
Stock options		57,707

Diluted earnings per share
Income available to common stockholders and
assumed conversions	$2,949	1,448,568	$ 2.04

There were no options outstanding at December 31, 2003 that were considered anti-dilutive.

	Year Ended December 31, 2002
	Income	Weighted- Average Shares	Per Share Amount
Net income	$2,715	1,403,130
Basic earnings per share
Income available to common stockholders			$ 1.93

Effect of dilutive securities
Stock options		44,840

Diluted earnings per share
Income available to common stockholders and
assumed conversions	$2,715	1,447,970	$ 1.88

Options to purchase 1,103 shares of common stock were outstanding at December 31, 2002, but were not included in the computation of diluted EPS because the options’ exercise price was greater than the average market price of the common shares.

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2004, 2003 and 2002
(Dollars in Thousands, Except Per Share Data)

Note 15: Disclosures About Fair Value of Financial Instruments

The following table presents estimated fair values of the Company’s financial instruments. The fair values of certain of these instruments were calculated by discounting expected cash flows, which involves significant judgments by management and uncertainties. Fair value is the estimated amount at which financial assets or liabilities could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Because no market exists for certain of these financial instruments and because management does not intend to sell these financial instruments, the Company does not know whether the fair values shown below represent values at which the respective financial instruments could be sold individually or in the aggregate.

	December 31, 2004		December 31, 2003
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets
Cash and cash equivalents	$ 9,213	$ 9,213	$ 9,397	$ 9,397
Available-for-sale securities	7,947	7,947	14,050	14,050
Loans, net of allowance for loan
losses	318,927	323,239	277,566	275,312
Federal Home Loan Bank stock	4,110	4,110	3,928	3,928
Bank-owned life insurance	2,267	2,267	2,861	2,861
Interest receivable	1,540	1,540	1,541	1,541

Financial liabilities
Deposits	(256,631)	(250,017)	(225,485)	(219,591)
Federal Home Loan Bank advances	(66,808)	(68,616)	(64,851)	(67,875)
Interest payable	(308)	(308)	(219)	(219)

The following methods and assumptions were used to estimate the fair value of each class of financial instruments.

Cash and Cash Equivalents, Interest-Bearing Deposits, Federal Home Loan Bank Stock and Bank-Owned Life Insurance

The carrying amount approximates fair value.

Securities

Fair values equal quoted market prices, if available. If quoted market prices are not available, fair value is estimated based on quoted market prices of similar securities.

47 LSB Financial Corp. Notes to Consolidated Financial Statements December 31, 2004, 2003 and 2002 (Dollars in Thousands, Except Per Share Data) Loans

The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Loans with similar characteristics were aggregated for purposes of the calculations.

Deposits

Deposits include demand deposits, savings accounts, NOW accounts and certain money market deposits. The carrying amount approximates fair value. The fair value of fixed-maturity time deposits is estimated using a discounted cash flow calculation that applies the rates currently offered for deposits of similar remaining maturities.

Interest Receivable and Interest Payable

The carrying amount approximates fair value.

Federal Home Loan Bank Advances

Rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate the fair value of existing debt.

Commitments to Originate Loans, Letters of Credit and Lines of Credit

The fair value of commitments to originate loans is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair values of letters of credit and lines of credit are based on fees currently charged for similar agreements or on the estimated cost to terminate or otherwise settle the obligations with the counterparties at the reporting date.

Note 16: Commitments and Contingent Liabilities

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

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2004, 2003 and 2002
(Dollars in Thousands, Except Per Share Data)

        At year-end these financial instruments are summarized as follows:

	2004	2003
Commitments to extend credit
Fixed rate	$ 2,886	$ 8,925
Variable rate	5,922	14,552
Unused portions of lines of credit	49,411	38,768
Letters of credit	5,041	394

The commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established under the contract. Generally, such commitments are for no more than 60 days. At December 31, 2004, the fixed rate loan commitments were at rates ranging from 5.25% to 6.25%. Unused portions of lines of credit include balances available on commercial and home equity loans and are variable rate.

Note 17: Condensed Financial Information (Parent Company Only)

Presented below is condensed financial information as to financial position, results of operations and cash flows of the Company:

Condensed Balance Sheets

	December 31
	2004	2003
Assets
Cash	$ 48	$ 89
Securities available-for-sale	214	222
Loan to ESOP	137	206
Investment in the Bank	29,791	26,923
Other assets	203	287

Total assets	$30,393	$27,727

Liabilities	$ --	$ --

Stockholders' Equity	30,393	27,727

Total liabilities and stockholders' equity	$30,393	$27,727
49 LSB Financial Corp. Notes to Consolidated Financial Statements December 31, 2004, 2003 and 2002 (Dollars in Thousands, Except Per Share Data)

Condensed Statements of Income

	Year Ending December 31
	2004	2003	2002
Income
Dividends from the Bank	$ 675	$ 995	$ 861
Other income	13	13	14
Total income	688	1,008	875

Expenses	(202)	(162)	(190)

Income Before Income Tax and Equity in
Undistributed Income of Subsidiaries	486	846	685
Income Tax Benefit	79	63	74
Income Before Equity in Undistributed Income of
Subsidiaries	565	909	759
Equity in Undistributed Income of Subsidiaries	2,699	2,040	1,956

Net Income	$ 3,264	2,949	2,715

Condensed Statements of Cash Flows

	Year Ending December 31
	2004	2003	2002
Operating Activities
Net income	$ 3,264	$ 2,949	$ 2,715
Equity in undistributed income of the Bank	(2,699)	(2,040)	(1,956)
Change in other assets	146	(32)	(68)
Net cash provided by operating activities	711	877	691

Investing Activities
Proceeds from paydowns of securities	8	7	6
Proceeds from ESOP loan repayment	69	69	68
Net cash provided by investing activities	77	76	74

Financing Activities
Dividends paid	(801)	(658)	(587)
Stock options exercised	140	65	22
Repurchase of stock	(168)	(317)	(327)
Net cash used in financing activities	(829)	(910)	(892)

Net Change in Cash	(41)	43	(127)

Cash at Beginning of Year	89	46	173

Cash at End of Year	$ 48	$ 89	$ 46

50 LSB Financial Corp. Notes to Consolidated Financial Statements December 31, 2004, 2003 and 2002 (Dollars in Thousands, Except Per Share Data) Note 18: Recent Accounting Pronouncements

In March 2004, the Emerging Issues Task Force (EITF) finalized and issued EITF 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments (EITF 03-1). EITF 03-1 provides recognition and measurement guidance regarding when impairments of equity and debt securities are considered other-than-temporary requiring a charge to earnings, and also requires additional annual disclosures for investments in unrealized loss positions. The additional annual disclosure requirements were previously issued by the EITF in November 2003 and were effective for the Company for the year ended December 31, 2003. In September 2004, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) EITF 03-1-1, which delays the recognition and measurement provisions of EITF 03-1 pending the issuance of further implementation guidance. We are currently evaluating the effect of the recognition and measurement provisions of EITF 03-1. While our analysis is pending the FASB’s revisions to EITF 03-1, we currently believe the adoption of EITF 03-1 will not result in a material impact on the Company’s results of operations or financial condition.

On December 12, 2003, the American Institute of Certified Public Accountants issued Statement of Position No. 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer (SOP 03-3). SOP 03-3 requires acquired loans with poor credit quality to be recorded at fair value and prohibits carrying over or creation of valuation allowances in the initial accounting for the loans. SOP 03-3 also limits the yield that may be accreted to income. SOP 03-3 applies to the purchase of an individual loan, a pool of loans, a group of loans, and loans acquired in a business combination. SOP 03-3 is effective for loans acquired in fiscal years beginning after December 31, 2004. SOP 03-3 is not expected to have a material impact on the Company’s results of operations or financial condition.

In December 2004, the FASB issued an amendment to SFAS 123 (SFAS 123R) which eliminates the ability to account for share-based compensation transactions using Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and generally requires that such transactions be accounted for using a fair value-based method. SFAS 123R will be effective for the Corporation beginning January 1, 2006.

SFAS123R applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. The cumulative effect of initially applying this Statement, if any, is recognized as of the required effective date.

51 LSB Financial Corp. Notes to Consolidated Financial Statements December 31, 2004, 2003 and 2002 (Dollars in Thousands, Except Per Share Data)

As of the required effective date, the Company will apply SFAS 123R using a modified version of prospective application. Under that transition method, compensation cost is recognized on or after the required effective date for the portion of outstanding awards for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated under SFAS 123 for either recognition or pro forma disclosures. For periods before the required effective date, a company may elect to apply a modified version of retrospective application under which financial statements for prior periods are adjusted on a basis consistent with the pro forma disclosures required for those periods by SFAS 123.

The Company will first report compensation cost under SFAS 123R in the first quarter of 2006. We are currently evaluating the effect of the recognition and measurement provisions of SFAS 123R but we currently believe the adoption of SFAS 123R will not result in a material impact on the Company’s results of operations or financial condition.

52 LSB FINANCIAL CORP. and Lafayette Savings Bank, FSB Directors and Executive Officers Directors

Randolph F. Williams	Harry A. Dunwoody
President and Chief Executive Officer,	Senior Vice President of LSB Financial and
LSB Financial and Lafayette Savings	Lafayette Savings

Mariellen M. Neudeck	Philip W. Kemmer
Chairman of the Board, LSB Financial and	Employed by Greater Lafayette Public
Lafayette Savings	Transportation Corporation
Vice President, Greater Lafayette
Health Services, Inc., retired	Thomas R. McCully
Partner, Stuart & Branigin
James A. Andrew
President and Owner, Henry Poor Lumber	Peter Neisel
Co. and Homeworks	Owner, President and CEO, Schwab Corp.,
retired
Kenneth P. Burns
Executive Vice President and Treasurer,	Jeffrey A. Poxon
Purdue University, retired	Senior Vice President, Investments and
Chief Investment officer, The Lafayette Life
Mary Jo David	Insurance Company
Vice President, Chief Financial Officer
and Secretary-Treasurer of LSB Financial
and Lafayette Savings

Executive Officers

Randolph F. Williams	Mary Jo David
President and Chief Executive Officer	Vice President, Chief Financial Officer
and Secretary-Treasurer
Harry A. Dunwoody
Senior Vice President

SHAREHOLDER INFORMATION

Corporate Office	Independent Auditors

101 Main Street	BKD, LLP
Lafayette, Indiana 47902	201 N. Illinois Street, Suite 700
P.O. Box 44998
Branch Offices	Indianapolis, Indiana 46244-0998

1020A Sagamore Park Centre	Transfer Agent
West Lafayette, IN 47906
Computershare Investor Services
1501 Sagamore Parkway North	350 Indiana Street, Suite 800
Lafayette, Indiana 47905	Golden, Colorado 80401

833 Twyckenham Boulevard	Local Counsel
Lafayette, Indiana 47905
Stuart & Branigin
3510 S.R. 38 E	300 Main Street, Suite 800
Lafayette, IN 47905	Lafayette, Indiana 47902

Special Counsel
Barnes & Thornburg
11 South Meridian Street
Indianapolis, IN 46204

Form 10-KSB Report

        A copy of LSB Financial’s Annual Report on Form 10-KSB without exhibits for the fiscal year ended December 31, 2004, as filed with the SEC, will be furnished without charge to shareholders of LSB Financial upon written request to the Secretary, LSB Financial Corp., 101 Main Street, P.O. Box 1628, Lafayette, Indiana 47902, or by calling (765) 742-1064. Copies of the exhibits filed with the Form 10-KSB may be obtained by shareholders at a charge of $0.25 per page.

Common Stock

        As of December 31, 2004, there were approximately 1,094 holders of record of LSB Financial Common Stock and 1,437,250 shares of issued and outstanding common stock. LSB Financial’s stock is quoted on the Nasdaq National Stock Market under the symbol “LSBI.”

        The following table sets forth, for the periods shown, the high and low sale price of the common stock and cash dividends per share declared. All amounts have been adjusted to reflect stock dividends and stock splits declared by the Company to date. The last stock split was declared in 2004.

Quarter Ended	High (1)	Low (1)	Cash Dividends Declared
March 31, 2003	20.84	18.53	0.12
June 30, 2003	24.67	18.90	0.12
September 30, 2003	24.31	21.26	0.12
December 31, 2003	26.67	23.43	0.12
March 31, 2004	26.57	24.05	0.14
June 30, 2004	24.76	20.98	0.14
September 30, 2004	24.76	21.24	0.14
December 31, 2004	27.90	25.00	0.14

(1)	High and low sales prices of LSB Financial Common Stock have been adjusted to reflect a 5% stock dividend payable to shareholders of record on October 8, 2004.

        Dividend payment decisions are made with consideration of a variety of factors including earnings, financial condition, market considerations and regulatory restrictions. Restrictions on dividend payments are described in Note 7 of the Notes to Consolidated Financial Statements included in this Annual Report.