Form 10-K, Exhibit 13
period 2005-12-31
LSB FINANCIAL CORP
filed 2006-03-31
CIK 930405

LSB Financial Corp.

2005 Annual Report

LSB FINANCIAL CORP.

TABLE OF CONTENTS

Letter to Shareholders	1
Selected Financial Information	2
Management's Discussion and Analysis	4
Disclosure Regarding Forward-Looking Statements	29
Auditors’ Report	30
Consolidated Financial Statements	32
Directors and Executive Officers	59
Shareholder Information	61

FINANCIAL HIGHLIGHTS

December 31, 2005
(Dollars in Thousands)

Total assets	$372,644
Total loans, net of allowance	330,971
Securities and short-term investments	19,298
Deposits	265,993
Borrowings	72,033
Shareholders’ equity	32,821
Shareholders’ equity as percent of assets	8.81%
Net Income	3,268

ANNUAL MEETING

The Annual Meeting of Shareholders of LSB Financial Corp. will be held April 19, 2006 at 9:00 a.m. local time at the LSB Building, located at 22 N. Second Street, Lafayette, Indiana.

LSB FINANCIAL CORP.

Dear Shareholder:

Good news! In 2005, net income amounted to $3.3 million, resulting in a return on equity of 10.2 percent. The absolute dollar level of earnings - virtually unchanged from 2004 - doesn’t meet our expectations. However, based on events in the fourth quarter, explained in the next paragraph, we felt that prudence required us to address some unanticipated demands on our loan loss reserves. I am especially pleased that the efforts of our management team resulted in an 8.9 percent increase in net interest income and a 12.1 percent increase in noninterest income.

In our market in 2005, residential construction in the market was down 19 percent over the previous year. The unemployment rate in Tippecanoe County, although relatively low nationally at 4.6 percent, is at a 15-year high. Also, Indiana ranks among the nation’s highest in number of bankruptcy filings, and foreclosures were up 14 percent over the previous year. The new bankruptcy law, which went into effect in November, had a significant impact on us. Accordingly, we took a loan loss provision of $1.2 million during the year. We are confident, based on our analysis of the nonperforming loans, that our reserve levels are adequate to cover anticipated losses.

Back to the good news. The price of our stock increased 6.2 percent for the year, closing at $27.60 per share. Also, we delivered our ninth straight year of increasing dividends. For the second consecutive year, we paid a 5.0 percent stock dividend in addition to increasing the cash dividend to $0.64 annually. This represents a 21 percent increase in the cash dividend. Total shareholder return for the year was 14.14 percent.

Our success is recognized by the business community. For the third consecutive year, LSB Financial was named to U.S. Banker magazine's list of top 200 publicly traded community banks. Using our three-year average return on equity as the metric, we ranked 91st in the nation. Additionally, Indianapolis Business Journal named LSB Financial as the 20th best-performing public company headquartered in Indiana. The FDIC’s deposit summary for Tippecanoe County at June 30, 2005, showed that we moved up one place to the number three position in deposit market share. We continue to invest time, expertise, and financial resources in Greater Lafayette, and we receive business and goodwill in return.

Looking ahead, the board of directors is committed to increasing shareholder value. The employees of Lafayette Savings Bank are dedicated to “exceeding expectations everyday.” We, as your management team, are anticipating the coming opportunities and challenges. Thank you for your continued support as we grow our company.

Respectfully,

Randolph F. Williams
President & Chief Executive Officer

SELECTED FINANCIAL INFORMATION

The selected financial data presented below should be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations, as well as the audited Consolidated Financial Statements contained elsewhere in this Annual Report.

	December 31,
	2005	2004	2003	2002	2001
Selected Financial Condition Data:

Total assets	$372,664	$355,045	$319,272	$319,096	$280,963
Loans receivable, net	330,971	318,927	277,566	277,897	242,239
Securities available-for-sale	11,611	7,947	14,050	11,779	10,733
Short-term investments	7,687	6,818	7,491	14,357	12,314
Deposits	265,993	256,631	225,485	221,590	195,952
Total borrowings	72,033	66,808	64,851	70,473	60,345
Shareholders’ equity	32,821	30,393	27,727	25,502	23,388

	December 31,
	2005	2004	2003	2002	2001

Selected Operations Data:

Total interest income	$ 21,498	$ 19,286	$ 19,070	$ 20,098	$ 21,539
Total interest expense	9,664	8,416	8,529	9,930	12,939
Net interest income	11,834	10,870	10,541	10,168	8,600
Provision for loan losses	1,200	500	1,225	700	444
Net interest income after provision for loan losses	10,634	10,370	9,316	9,468	8,156
Deposit account service charges	1,423	889	820	707	753
Gain on sales of mortgage loans	322	593	1,810	984	680
Gain on sales of securities	---	11	---	---	1
Other non-interest income	764	747	677	445	589
Total non-interest income	2,509	2,240	3,307	2,136	2,023
Total non-interest expense	8,111	7,554	7,742	7,197	6,813
Income before taxes	5,032	5,056	4,881	4,407	3,366
Income taxes	1,764	1,792	1,932	1,692	1,203
Net income	$3,268	$3,264	$2,949	$2,715	$2,163
Earnings per share	$2.13	$2.21	$2.02	$1.85	$1.47
Earnings per share, assuming dilution	2.12	2.13	1.94	1.79	1.44
Dividends paid per share	.64	.53	.46	.40	.36

	December 31,
	2005	2004	2003	2002	2001
Selected Financial Ratios and Other Data:

Performance Ratios:
Return on assets (ratio of net income to average total assets)	0.89%	0.95%	0.94%	0.90%	0.75%
Return on equity (ratio of net income to average equity)	10.21	11.19	11.03	10.99	9.51
Average interest rate spread during period	3.23	3.20	3.36	3.33	2.91
Net interest margin(1)	3.37	3.32	3.50	3.50	3.13
Operating expense to average total assets	2.20	2.20	2.46	2.37	2.37
Average interest-earning assets to average interest-bearing liabilities	1.05x	1.05x	1.05x	1.05x	1.05x

Quality Ratios:
Non-performing assets to total assets at end of period	2.83%	1.67%	1.28%	1.12%	0.98%
Allowance for loan losses to non-performing loans	27.00	35.38	67.57	60.30	51.81
Allowance for loan losses to loans receivable	0.85	0.66	1.12	0.72	0.59

Capital Ratios:
Shareholders’ equity to total assets at end of period	8.81	8.56	8.68	7.99	8.32
Average shareholders’ equity to average total assets	8.69	8.50	8.49	8.15	7.91
Dividend payout ratio	30.05	24.54	22.31	22.34	25.16

Other Data:
Number of full-service offices	5	5	5	5	4

(1)	Net interest income divided by average interest-earning assets.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Executive Overview

General

LSB Financial Corp., an Indiana corporation (“LSB Financial” or the “Company”), is the holding company of Lafayette Savings Bank, FSB (“Lafayette Savings” or the “Bank”). LSB Financial has no separate operations and its business consists only of the business of Lafayette Savings. References in this Annual Report to “we,” “us” and “our” refer to LSB Financial and/or Lafayette Savings as the context requires.

Lafayette Savings is and intends to continue to be, an independent, community-oriented financial institution. The Bank has been in business for 136 years and differs from many of our competitors in having a local board and local decision-making in all areas of business. In general our business consists of attracting deposits and lending that money out primarily as real estate loans to construct and purchase single-family residential properties, and to a lesser extent, multi-family and commercial properties and to fund land development projects. We also make a limited number of commercial business and consumer loans.

We have an experienced and committed staff and enjoy a good reputation for understanding the people of the community and their financial needs and for finding a way to meet those needs. We contribute time and money to improve the quality of life in our market area and many of our employees volunteer for local non-profit agencies. We believe this sets us apart from the other 18 banks and credit unions who compete with us. We also believe that the fact that we have kept the same name and remained independent over 136 years is a benefit to us—especially now, as acquisitions and consolidations of local financial institutions continue. Focusing time and additional marketing dollars on customers of these acquired institutions who may be feeling disenfranchised by their no-longer-local bank proved to be a successful strategy.

The greater Lafayette area enjoys diverse employment including major manufacturers such as Subaru, Caterpillar, Wabash National and Greater Lafayette Health Services; a strong education sector with Purdue University and a large local campus of Ivy Tech Community College; government offices of Lafayette, West Lafayette and Tippecanoe County and a growing high-tech presence with the Purdue Research Park. In the past this diversity insulated us from economic downturns but the slowdowns of the last few years had a noticeable effect on the area. While the unemployment situation continues to slowly improve, we have a number of borrowers who have fallen substantially behind on their loans. The majority of these loans are secured by real estate and we believe we have sufficient reserves to cover probable losses. The challenge is to get delinquent borrowers back on a working payment schedule or to get control of their properties through an overburdened court system.

The funds used to make loans come primarily from deposits from customers in our market area, from brokered deposits and from Federal Home Loan Bank (“FHLB”)advances. In addition we maintain an investment portfolio of available-for-sale securities to provide liquidity as needed. Our intention is to seek out the least expensive source of funds but if the need is immediate we will acquire pre-payable FHLB advances which can be replaced with local or brokered deposits as they become available. Our reliance on brokered deposits increased in 2004 and at December 2005 represented 25.2% of total deposits. We find the rates to be competitive with the cost of raising money locally, the deposits are available with a range of terms and the money is completely predictable as the money cannot be withdrawn early except in the case of the death of the depositor and there is no option to have the money rollover at maturity. While we always welcome local deposits, the cost and convenience of brokered funds make them a useful alternative. We will continue to rely on Federal Home Loan Bank advances to provide immediate liquidity and also to help manage interest rate risk.

Our primary source of income is net interest income, which is the difference between the interest income earned on our loan and investment portfolios and the interest expense incurred on deposits and borrowings. Our net interest income depends on the balance of our loan and investment portfolios and the size of our net interest margin—the difference between the income generated from loans and the cost of the funding. A major area of concern in the growth of net interest income is the continuing flattening and inversion of the yield curve. Short-term rates increased steadily over 2004 and 2005 while long-term rates have remained comparatively flat. Because deposits are generally tied to shorter-term market rates, and loans are generally tied to longer-term rates, the shrinking spread between the two has made it more difficult to maintain desired operating income levels. Our expectation for 2006 is that short-term rates will continue to rise as the Federal Reserve Board responds to inflation concerns and the growing strength of the economy. Long-term rates have remained low because the purchase of U.S. government bonds has driven up the price of long-term bonds and kept their returns low. Until this situation changes we expect the yield curve to remain flat or inverted.

Rate changes could be expected to have an impact on interest income. Rising rates generally increase borrower preference for variable rate products which we typically keep in our portfolio. Additionally, existing adjustable rate loans can be expected to reprice to higher rates, both of which could be expected to have a favorable impact on interest income. Alternatively, continuing low interest rates could have a negative impact on our interest income as new loans are put on the books at comparatively low rates and our existing adjustable rate loans reprice to lower rates. Even if rates do fall, because so many borrowers refinanced their mortgages in the last few years, we do not expect to see a return to a high volume of refinancing. However, low rates may be expected to encourage borrowers to initiate additional real estate related purchases.

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

We consider expected changes in interest rates when structuring our interest-earning assets and our interest-bearing liabilities. When rates are expected to increase we try to book shorter-term assets that will reprice relatively quickly to higher rates over time, and book longer-term liabilities that will remain for a longer time at lower rates. Conversely, when rates are expected to fall, we would like our balance sheet to be structured such that loans will reprice more slowly to lower rates and deposits will reprice more quickly. We currently offer a three-year and a five-year certificate of deposit that allows depositors one opportunity to have their rate adjusted to the market rate at a future date to encourage them to choose longer-term deposit products. However since we are not able to predict market interest rate fluctuations, our asset-liability management strategy may not prevent interest rate changes from having an adverse effect on our results of operations and financial condition.

Our results of operations may also be affected by general and local competitive conditions, particularly those with respect to changes in market interest rates, government policies and actions of regulatory authorities.

2005 Summary

Our strategy in 2005 included loan portfolio growth, progress in dealing with non-performing loans, controlling the cost of funds, and growth in other income.

Part of our strategy was to increase the size of our loan portfolio in 2005 by taking advantage of the changing interest rate environment and the unprecedented merger and acquisition activity in the greater Lafayette area. The slight increase in mortgage interest rates was sufficient to shift borrowers’ preference to adjustable rate products which we keep in our portfolio. We increased our average balance in our loan portfolio by $27.1 million in 2005 and increased interest income on loans by $2.2 million. Part of the increase in interest income on loans was also due to the upward repricing of adjustable rate mortgages. We sold $19.2 million of fixed rate loans originated in 2005 for a gain of $322,000.

We were able to decrease the average rate paid on Federal Home Loan Bank advances by 22 basis points as higher-rate, longer-term advances were replaced with lower-rate medium-term advances and short-term, prepayable advances. The average rate on our deposits increased by 33 basis points as a result of our depositors’ preference for short-to medium-term deposits because of their assumption that rates would continue to rise. Because short-term rates did indeed rise, many of these deposits repriced to higher rates.

The slowdown in the economy for the last few years caused an increase in delinquencies, foreclosures and bankruptcies. Because of the change in the bankruptcy law we saw filings by our borrowers increase from 14 for the first eight months of the year to 18 in September and October alone. We conduct ongoing assessments of these situations, and in 2005 our analysis led us to allocate reserves at a higher level, increasing from $500,000 in 2004 to $1.2 million in 2005. We added an additional $450,000 to our loan loss reserves at December 31, 2005, bringing the total allocation in the fourth quarter to $725,000. A total of $328,000 was allocated to a single borrower where we have concerns about the borrower’s liquidity. In addition, the number of bankruptcy filings received by the Bank increased in the fourth quarter prior to the new bankruptcy law taking effect in October 2005. We charged $492,000 against loan loss reserves on 29 loans either written off or taken into other real estate owned. The increased provision during 2005 was necessary to maintain the allowance for loan losses at a level considered adequate to absorb losses inherent in the loan portfolio and cover anticipated charge-offs. The Office of Thrift Supervision, which recently completed an examination of the Bank, also concluded that increased reserves are appropriate. While our delinquencies are still higher than we would like, based on our analysis we believe we have sufficient reserves to cover inherent losses.

Other non-interest income, excluding the gain on sale of loans, increased by $540,000, primarily from a $534,000 increase in service charges and fees on deposit accounts resulting from the introduction of a program that allows qualified customers to overdraw their account by up to $500. The Bank agrees to cover the check and the customer pays a fee for the service.

Other non-interest expense increased $557,000, primarily because of a $330,000 increase in other expenses due to preparations for Sarbanes-Oxley Section 404 compliance and expenses on foreclosed properties and properties held in other real estate owned.

2006 Overview

We expect that in 2006 most of the loans we originate will remain in our portfolio because of a continuing customer preference for adjustable rate products. While we do not expect long-term rates to rise substantially, we do expect the Federal Reserve to continue to increase short-term rates with the overall effect being a slowing in the demand for loans from levels seen in 2005.

Our operating results will also continue to be affected by several factors involving the disposition of properties in foreclosure or held in other real estate owned, including the level of the provision for loan losses, gains and losses on the sale of properties once we acquire title to them, and non-interest expenses incurred in obtaining, marketing and disposing of the properties. In 2006 we expect to dispose of a significant percentage of properties securing loans that are currently non-performing. We monitor these and all other loans in our loan portfolio carefully and perform specific impairment analyses on any loans over 90 days delinquent. Based on our analysis, we believe that our current loan loss reserve is sufficient to cover probable losses.

Other challenges facing the Bank in 2006 include the implementation of Sarbanes-Oxley Section 404 dealing with internal controls over financial reporting. Because of the change in implementation dates and the continuing discussion as to how the rules will be applied to companies our size, much of the work involved in complying with Sarbanes-Oxley Section 404 was delayed while awaiting guidance from the SEC. We expect and intend to devote considerable resources to this process in 2006. We have hired a consulting firm to assist in the design of a program and have dedicated a staff member to working through the process of establishing, documenting and testing controls. We expect the cost of implementing this regulation to be less than $100,000 this year, although the exact amount depends on the final guidance issued by the regulators.

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

We intend to continue to follow a strategy for growth that includes (1) maintaining a strong capital position, (2) managing our vulnerability to changes in interest rates by emphasizing adjustable-rate and/or shorter-term loans, (3) optimizing our net interest margin by supplementing our traditional residential mortgage lending with multi-family and commercial real estate, consumer and construction loans, (4) expanding commercial business lending, and (5) funding our growth by using longer-term deposits and advances when possible.

The results of our business strategy in 2005 may be illustrated as follows:

One- to four-family loans (including loans held for sale) decreased by 2.4%, from $140.4 million at December 31, 2004 to $137.0 million at December 31, 2005.

All other real estate loans, net, including multi-family, land and land development, construction and commercial real estate loans increased by 9.2%, from $146.5 million at December 31, 2004 to $160.0 million at December 31, 2005.

Commercial business lending increased by 27.8%, from $15.8 million at December 31, 2004, to $20.2 million at December 31, 2005.

At December 31, 2005, 75.29% of our gross loan portfolio had adjustable interest rates.

Total deposit accounts increased from $256.6 million at December 31, 2004 to $266.0 million at December 31, 2005, with core deposits decreasing from $83.2 million to $77.1 million over the same period.

Critical Accounting Policies

Generally accepted accounting principles are complex and require management to apply significant judgments to various accounting, reporting and disclosure matters. Management of LSB Financial Corp. must use assumptions and estimates to apply these principles where actual measurement is not possible or practical. For a complete discussion of LSB Financial Corp.'s significant accounting policies, see Note 1 to the Consolidated Financial Statements as of December 31, 2005. Certain policies are considered critical because they are highly dependent upon subjective or complex judgments, assumptions and estimates. Changes in such estimates may have a significant impact on the financial statements. Management has reviewed the application of these policies with the Audit Committee of LSB Financial Corp.'s Board of Directors. These policies include the following:

Allowance for Loan Losses

The allowance for loan losses represents management's estimate of probable losses inherent in Lafayette Savings' loan portfolios. In determining the appropriate amount of the allowance for loan losses, management makes numerous assumptions, estimates and assessments.

The strategy also emphasizes diversification on an industry and customer level, regular credit quality reviews and quarterly management reviews of large credit exposures and loans experiencing deterioration of credit quality.

Lafayette Savings' allowance consists of three components: probable losses estimated from individual reviews of specific loans, probable losses estimated from historical loss rates, and probable losses resulting from economic or other deterioration above and beyond what is reflected in the first two components of the allowance.

Larger commercial loans that exhibit probable or observed credit weaknesses and all loans that are rated substandard or lower are subject to individual review. Where appropriate, reserves are allocated to individual loans based on management's estimate of the borrower's ability to repay the loan given the availability of collateral, other sources of cash flow and legal options available to the Bank. Included in the review of individual loans are those that are impaired as provided in SFAS 114, Accounting by Creditors for Impairment of a Loan. Any allowances for impaired loans are determined by the present value of expected future cash flows discounted at the loan's effective interest rate or fair value of the underlying collateral. Historical loss rates are applied to other commercial loans not subject to specific reserve allocations.

Homogenous smaller balance loans, such as consumer installment and residential mortgage loans are not individually risk graded. Reserves are established for each pool of loans based on the expected net charge-offs for one year. Loss rates are based on the average net charge-off history by loan category.

Historical loss rates for commercial and consumer loans may be adjusted for significant factors that, in management's judgment, reflect the impact of any current conditions on loss recognition. Factors which management considers in the analysis include the effects of the national and local economies, trends in the nature and volume of loans (delinquencies, charge-offs and nonaccrual loans), changes in mix, asset quality trends, risk management and loan administration, changes in the internal lending policies and credit standards, collection practices and examination results from bank regulatory agencies and the Bank's internal loan review.

An unallocated reserve is maintained to recognize the imprecision in estimating and measuring loss when evaluating reserves for individual loans or pools of loans. Allowances on individual loans are reviewed quarterly and historical loss rates are reviewed annually and adjusted as necessary based on changing borrower and/or collateral conditions and actual collection and charge-off experience.

Lafayette Savings' primary market area for lending is Tippecanoe County, Indiana. When evaluating the adequacy of allowance, consideration is given to this regional geographic concentration and the closely associated effect of changing economic conditions on Lafayette Savings' customers.

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

Financial Condition

Financial Condition at December 31, 2005 compared to Financial Condition at December 31, 2004.

SELECTED FINANCIAL CONDITION DATA
(Dollars in thousands)

	December 31, 2005	December 31, 2004	$ Difference	% Difference

Total assets	$372,664	$355,045	$17,619	4.96%

Loans receivable, net	330,971	318,927	12,044	3.78
Residential mortgage loans	136,981	140,355	(3,374)	(2.40)
Home equity lines of credit	19,786	21,468	(1,682)	(7.83)
Other real estate loans	154,516	141,211	13,305	9.42
Commercial business loans	20,180	15,823	4,357	27.54
Consumer loans	2,834	2,602	232	8.92
Loans sold	19,193	28,996	(9,803)	(33.81)

Available-for-sale securities	11,611	7,947	3,664	46.11
Short-term investments	7,687	6,818	869	12.75

Deposits	265,993	256,631	9,362	3.65

Core deposits	77,110	83,220	(6,110)	(7.34)
Brokered deposits	67,138	50,145	16,993	33.89

FHLB advances	72,033	66,808	5,225	7.82
Shareholders' equity (net)	32,821	30,393	2,428	7.99

Referring to the chart above, the net balance in our loan portfolio increased by $12.0 million from December 31, 2004 to December 31, 2005. The decrease in residential mortgage loans is primarily due to the run-off in fixed rate mortgage loans and the increased competition to originate residential mortgage loans with 377 entities having originated residential loans in the Tippecanoe County Metropolitan Statistical Area in 2004 according to the Federal Financial Institutions Examination Council (FFIEC) report based on Home Mortgage Disclosure Act (HMDA) information they collected. The increase in other real estate loans, which includes multi-family, land and land development, construction and commercial real estate loans was primarily from local lending and the result of a successful commercial loan contact program. Participation loans decreased slightly over the twelve month period. We typically participate in loans with banks in our market area or with which we have an established relationship. The loans are underwritten using the same criteria as for loans we originate internally. Generally the participations are designed to keep the lead bank within regulatory limits for loans to one borrower.

Comparing the loan sales in 2005 with that of the prior year, we sold fixed rate loans with servicing rights retained totaling $29.0 million in 2004 and $19.2 million in 2005. These sales of primarily 15- to 30-year fixed rate loans were sold on the secondary market based upon asset/liability management considerations. See “Asset/Liability Management.” Adjustable rate loans were retained in our loan portfolio.

The $4.5 million increase in our securities and short-term investments was done to replenish short-term investments used for day-to-day liquidity needs and maintain a laddered security portfolio for longer-term liquidity purposes. We monitor cash in-clearings and outflows on a daily basis to maximize to avoid having a surplus of cash on a day-to-day basis.

Deposit balances increased by $9.4 million from December 31, 2004 to December 31, 2005. This increase was due primarily to the increase in brokered deposits, desirable because of their competitive cost, their availability and their predictability. This increase was offset by a decrease in other deposits, primarily from our money market accounts as depositors look for higher rates in other types of investments.

We utilize advances available through the Federal Home Loan Bank to provide additional funding for loan growth as well as for asset/liability management purposes. At December 31, 2005, we had $72.0 million in FHLB advances outstanding. Based on the collateral we currently have listed under a blanket collateral arrangement with the Federal Home Loan Bank we could borrow up to $8.1 million in additional advances. We have other collateral available if needed.

These advances are generally available on the same day as requested and allow us the flexibility of keeping our daily cash balances lower than we otherwise might.

Non-performing assets, which include non-accruing loans, accruing loans 90 days past due and foreclosed assets, increased from $5.9 million at December 31, 2004 to $10.6 million at December 31, 2005. Non-performing assets at December 31, 2005 consisted of $7.7 million of loans on residential real estate, $2.8 million of loans on land or commercial property, $8,000 of commercial business loans and $7,000 of non-accruing consumer loans. Non-performing assets also include $2.0 million foreclosed assets. At December 31, 2005, our allowance for loan losses equaled 0.85% of total loans (including loans held for sale) compared to 0.65% at December 31, 2004. The allowance for loan losses at December 31, 2005 totaled 27.00% of nonperforming assets compared to 35.51% at December 31, 2004, and 33.32% of non-performing loans at December 31, 2005 compared to 44.66% at December 31, 2004. Our non-performing assets equaled 2.83% of total assets at December 31, 2005 compared to 1.67% at December 31, 2004.

Non-performing assets at December 31, 2005 included $6.9 million in loans that were in litigation in addition to foreclosed assets. When a non-performing loan is added to our classified loan list, an impairment analysis is completed to determine expected losses upon final disposition of the property. This analysis is updated quarterly. An adjustment to loan loss reserves is made at that time for any anticipated losses.

We added an additional $450,000 to our loan loss reserves at December 31, 2005, bringing the total allocation in the fourth quarter to $725,000. A total of $328,000 was allocated to a single borrower where we have concerns about the borrower’s liquidity. Because Indiana has the second largest number of bankruptcies in the nation, the court systems frequently have backlogs in scheduling loan hearings. It may take up to two years for a loan to move through the system to the point where we can obtain title to and dispose of a property. In addition, the number of bankruptcy filings received by the Bank increased in the fourth quarter prior to the new bankruptcy law taking effect in October 2005. Consequently, although the non-performing loan balance remains high, we believe our allowance to be adequate to cover any losses upon the final disposition of these loans.

We made significant progress in obtaining title to foreclosed properties in the final quarter of 2005. We also received an agreement to obtain deeds-in-lieu-of-foreclosure on 29 rental properties from a borrower not previously delinquent or identified as being of concern. As a result, non-performing assets totaling $492,000 were charged off in 2005. This along with an increase in the unemployment rate and in bankruptcy filings resulted in an increased allocation to loan loss reserves in the fourth quarter. Although we believe we use the best information available to determine the adequacy of our allowance for loan losses, future adjustments to the allowance may be necessary, and net income could be significantly affected, if circumstances and/or economic conditions cause substantial changes in the estimates we use in making the determinations about the levels of the allowance for losses. Additionally, various regulatory agencies, as an integral part of their examination process, periodically review our allowance for loan losses. These agencies may require the recognition of additions to the allowance based upon their judgments of information available at the time of their examination. The Office of

Thrift Supervision, which recently completed an examination of the Bank, also concluded that increased reserves are appropriate.

Shareholders’ equity increased $2.4 million, or 7.99%, during 2005 primarily as a result of net income of $3.3 million, partially offset by our payment of dividends on common stock and the repurchase of 32,087 shares of our stock as part of a stock repurchase plan. Shareholders’ equity to total assets was 8.81% at December 31, 2005 compared to 8.56% at December 31, 2004.

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

	Year Ended December 31,
	2005			2004			2003
	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate

Interest-Earning Assets:
Loans receivable(1)	$329,544	$20,906	6.34%	$302,443	$18,695	6.18%	$266,876	$18,261	6.84%
Mortgage-backed securities	937	41	4.38	1,355	55	4.06	1,676	69	4.12
Other investments	16,624	371	2.23	19,252	359	1.86	28,545	543	1.90
FHLB stock	4,186	180	4.30	4,044	177	4.38	3,855	197	5.11
Total interest-earning assets	351,291	21,498	6.12	327,094	19,286	5.90	300,952	19,070	6.34
Non-interest earning assets	16,893			16,126			13,966
Total assets	$368,184			$343,220			$314,918

Liabilities and Shareholders’ Equity:
Interest-Bearing Liabilities:
Savings deposits	$19,084	138	0.72	$19,253	135	0.70	$19,355	156	0.81
Demand and NOW deposits	60,553	359	0.59	60,970	363	0.60	56,787	326	0.57
Time deposits	183,412	6,106	3.33	164,135	4,830	2.94	145,653	4,694	3.22
Borrowings	70,906	3,061	4.32	67,965	3,088	4.54	64,484	3,353	5.20
Total interest-bearing liabilities	333,955	9,664	2.89	312,323	8,416	2.69	286,279	8,529	2.98
Other liabilities	2,231			1,727			1,903
Total liabilities	336,186			314,050			288,182
Shareholders’ equity	31,998			29,170			26,736
Total liabilities and shareholders’ equity	$368,184			$343,220			$314,918
Net interest income		$11,834			$10,870			$10,541
Net interest rate spread			3.23%			3.20%			3.36%
Net earning assets	$17,336			$14,771			$14,673
Net yield on average interest-earning assets			3.37%			3.32%			3.50%
Average interest-earning assets to average interest-bearing liabilities	1.05x			1.05x			1.05x

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

	Year Ended December 31,
	2004 vs. 2005			2003 vs. 2004
	Increase (Decrease) Due to		Total Increase	Increase (Decrease) Due to		Total Increase
	Volume	Rate	(Decrease)	Volume	Rate	(Decrease)
	(In thousands)

Interest-earning assets:
Loans receivable	$1,709	$502	$2,211	$2,322	$(1,888)	$434
Mortgage-backed securities	(18)	4	(14)	(13)	(1)	(14)
Other investments	(47)	59	12	(177)	(7)	(184)
FHLB stock	6	(3)	3	8	(28)	(20)
Total interest-earning assets	$1,650	$(562)	2,212	$2,140	$(1,924)	216

Interest-bearing liabilities:
Savings deposits	$(1)	$4	$3	$(1)	$(20)	(21)
Demand deposits and NOW accounts	(2)	(2)	(4)	24	13	37
Time deposits	602	674	1,276	572	(436)	136
Borrowings	131	(158)	(27)	164	(429)	(265)
Total interest-bearing liabilities	$730	$518	1,248	$759	$(872)	(113)

Net interest income			$964			$329

Comparison of Operating Results for the Years Ended December 31, 2005 and December 31, 2004.

General. Net income for the year ended December 31, 2005 was $3.3 million, virtually unchanged from net income for the year ended December 31, 2004. While net interest income increased $964,000 in 2005 compared to 2004, and non-interest income increased by $269,000, these increases were largely offset by a $700,000 increase in the provision for loan losses and a $557,000 increase in non-interest expenses.

Our return on average assets was 0.89% for the year ended 2005, compared to 0.95% for the year ended 2004. Return on equity was 10.21% for the year ended 2005,

compared to 11.19% for 2004. During 2005 we paid regular quarterly cash dividends on common stock totaling $941,000 for the year, or $.64 per share, representing a dividend payout ratio, dividends declared per share divided by diluted net income per share, of approximately 29%.

Net Interest Income. Net interest income for the year ended December 31, 2005 increased $964,000 over the same period in 2004. Our net interest margin (net interest income divided by average interest-earning assets) increased from 3.32% at December 31, 2004 to 3.36% at December 31, 2005. Many of our adjustable rate mortgages started adjusting upwards in 2005, although the flat yield curve because of continuing low long-term rates is expected to keep the return on fixed rate mortgages fairly flat. Interest expenses on deposits, primarily on time accounts, increased as expected since many of these deposits are tied to rising shorter-term market interest rates. The majority of our longer-term deposits had already rolled down to lower rates and are likely to remain at that level until longer-term market rates begin to increase. Rates on borrowings decreased slightly in 2005, but may be expected to increase as interest rates climb generally.

Interest income on loans increased $2.2 million for the year ended December 31, 2005 compared to the year ended December 31, 2004. The average volume of loans in our portfolio increased by $27.1 million while the average yield increased from 6.18% for the year ended December 31, 2004 to 6.34% for the year ended December 31, 2005. We expect to see somewhat slower growth in our loan portfolio in 2006 with higher mortgage interest rates, a slightly weaker local economy and concern that segments of the economy may be overbuilt. We expect moderate growth in our commercial and multi-family real estate, commercial business and home equity loan production as a result of our call program and the increased capacity of our commercial loan back office. It is also our intention to keep some of our shorter-term fixed rate residential mortgages in our portfolio. There was also an increase in interest income on investments as we increased the size of that portfolio, and replaced maturing investments with higher yielding products.

Interest expense for the year ended December 31, 2005 increased $1.3 million over the same period in 2004. This increase was primarily due to an increase in the average rate paid on interest-bearing liabilities from 2.69% in 2004 to 2.89% in 2005, reflecting the generally higher interest rates over the period, and by an increase of $21.6 million in average interest-bearing liabilities. Specifically, the higher interest expense was primarily caused by a $1.3 million increase in interest on time accounts from an increase in average balance of $19.3 million and an increase in average rate from 2.94% to 3.33%. This higher expense was offset slightly by a $27,000 decrease in the cost of Federal Home Loan Bank advances resulting primarily from a 24 basis point decrease in the average rate offset by a $2.9 million increase in the average balance.

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

More specifically, our analysis of the loan portfolio will begin at the time the loan is originated, at which time each loan is assigned a risk rating. If the loan is a commercial credit, the borrower will also be assigned a similar rating. Loans that continue to perform as agreed will be included in one of ten non-classified loan categories. Portions of the allowance are allocated to loan portfolios in the various risk grades, based upon a variety of factors including, historical loss experience, trends in the type and volume of the loan portfolios, trends in delinquent and non-performing loans, and economic trends affecting our market. Loans no longer performing as agreed are assigned a higher risk rating, eventually resulting in their being regarded as classified loans. A collateral re-evaluation is completed on all classified loans. This process results in the allocation of specific amounts of the allowance to individual problem loans, generally based on an analysis of the collateral securing those loans. These components are added together and compared to the balance of our allowance at the evaluation date.

Non-classified loan categories include first mortgage loans on the following types of properties: one- to four-family owner occupied, one- to four-family non-owner occupied, multi-family, non-residential, land and land development, and construction. Additional categories include: second mortgage and home equity loans, unsecured commercial business loans, secured commercial business loans, and consumer loans.

We recorded a $1.2 million provision for loan losses during 2005 as a result of our analysis of our current loan portfolios, compared to $500,000 during 2004. We added an additional $450,000 to our loan loss reserves at December 31, 2005, bringing the total allocation in the fourth quarter to $725,000. A total of $328,000 was allocated to a single borrower where we have concerns about the borrower’s liquidity. The increased provision during 2005 was necessary to maintain the allowance for loan losses at a level considered adequate to absorb losses inherent in the loan portfolio and cover anticipated charge-offs. The Office of Thrift Supervision, which recently completed an examination of the Bank, also concluded that increased reserves are appropriate. The increase in bankruptcy filings in the fourth quarter prior to the change in the bankruptcy laws in October 2005, the increase in unemployment rates in Tippecanoe County and the adverse effect of increased property tax assessments are all indications of a slowdown in the local economy. During the year 2005, we charged $492,000 against loan loss reserves on 29 loans either written off or taken into other real estate owned. We expect to obtain possession of many properties in 2006 that are currently in the process of foreclosure. The final disposition of these properties may be expected to result in a loss in some cases. The $1.2 million provision for loan losses in 2005 was considered adequate to cover further charge-offs based on our evaluation and our loan mix.

At December 31, 2005 non-performing assets, consisting of non-accruing loans, accruing loans 90 or more days delinquent and other real estate owned, totaled $10.6 million compared to $5.9 million at December 31, 2004. In addition to our non-performing assets, we identified $2.0 million other loans of concern where known information about possible credit problems of borrowers causes management to have doubts as to the ability of the borrowers to comply with present repayment terms and that may result in disclosure of such loans as non-performing assets in the future. The vast majority of these loans, as well as our non-performing assets, are well collateralized.

At December 31, 2005, we believe that our allowance for loan losses is adequate to absorb estimated probable losses inherent in our loan portfolio. Our allowance for losses equaled 0.85% of net loans receivable and 27.00% of non-performing assets at December 31, 2005 compared to 0.65% and 35.38% at December 31, 2004, respectively.

Non-Interest Income. Non-interest income for the year ended December 31, 2005 increased by $269,000 or 12.01% compared to the same period in 2004. The increase was primarily due to a $534,000 increase in fees on deposit accounts largely the result of the introduction of our Courtesy Coverage Program that allows qualified customers to overdraw their checking account by up to $500 for a $30 per overdraft fee. The increase was partially offset by a $271,000 decrease in gains on the sale of mortgage loans in the secondary market due to a $9.8 million decrease in loans sold.

Non-Interest Expense. Non-interest expense for the year ended December 31, 2005 increased $557,000 over the same period in 2004. The major components of this increase included a $135,000 increase in salaries and employee benefits due primarily to increased compliance staffing and increased health insurance costs, and a $330,000 increase in other expenses including costs of maintaining foreclosed properties and Sarbanes-Oxley compliance costs.

Income Tax Expense. The Company’s income tax provision decreased by $28,000 for the year ended December 31, 2005 compared to the year ended December 31, 2004 primarily as a result of tax savings relating to our Bank Owned Life Insurance program and increased lending in an area in Lafayette designated as an urban enterprise zone, qualifying for enterprise zone tax credits.

Financial Condition at December 31, 2004 compared to Financial Condition at December 31, 2003.

The balance of our net loan portfolio increased by $41.4 million from December 31, 2003 to December 31, 2004. The growth in residential mortgage loans is primarily due to the increased borrower interest in adjustable rate mortgage loans, which we keep in our portfolio. The increase in other real estate loans, which includes multi-family, land and land development, construction and commercial real estate loans, was augmented by a $6.8 million increase in participation loans. We typically participate in loans with banks in our market area or with which we have an established relationship. The loans are underwritten using the same criteria as for loans we originate internally. Generally the participations are designed to keep the lead bank within regulatory limits for loans to one borrower. In 2004, we also hired another commercial loan officer with experience in commercial business loans, which accounts for the increase in those loans.

Comparing the loan sales in 2004 with that of prior years, we sold fixed rate loans with servicing rights retained totaling $53.1 million in 2002 and $113.4 million in 2003, compared with $29.0 million in 2004. These 15- to 30-year fixed rate loans were sold on the secondary market based upon asset/liability management considerations. See “Asset/ Liability Management.” Adjustable rate loans were retained in our loan portfolio.

The $6.8 million decrease in our securities and short-term investments was done to minimize low interest earning short-term investments used for day-to-day liquidity needs while maintaining a laddered security portfolio for longer-term liquidity purposes. We monitor cash in-clearings and outflows on a daily basis to maximize to avoid having a surplus of cash on a day-to-day basis.

Deposit balances increased by $31.1 million from December 31, 2003 to December 31, 2004. This increase was due primarily to the increase in brokered deposits, desirable because of their competitive cost, their availability and their predictability; and by an increase in core deposits, including a $3.7 million increase in our Money Market Deposit Account as depositors were attracted to the comparatively higher rates combined with the access available with a money market account, a $1.9 million increase in non-interest earning deposit accounts largely tied to our commercial lending relationships, and a $1.0 million increase in DDA accounts.

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

Non-performing assets, which include non-accruing loans, accruing loans 90 days past due and foreclosed assets, increased from $4.6 million at December 31, 2003 to $5.9 million at December 31, 2004. Non-performing loans at December 31, 2004 consisted of $3.3 million of loans on residential real estate, $1.1 million of loans on land or commercial property, $262,000 of commercial business loans and $34,000 of non-accruing consumer loans. Non-performing assets also include $1.2 million foreclosed assets. At December 31, 2004, our allowance for loan losses equaled 0.65% of total loans (including loans held for sale) compared to 1.10% at December 31, 2003. The allowance for loan losses at December 31, 2004 totaled 35.38% of nonperforming assets compared to 67.55% at December 31, 2003, and 44.66% of non-performing loans at December 31, 2004 compared to 72.96% at December 31, 2003. Our non-performing assets equaled 1.67% of total assets at December 31, 2004 compared to 1.44% at December 31, 2003.

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

Non-performing assets totaling $1.5 million were charged off in 2004. These charge-offs were largely covered by existing reserves and, based on management’s analysis, no additional provisions to the allowance were necessary for the amounts charged off.

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

Comparison of Operating Results for the Years Ended December 31, 2004 and December 31, 2003.

General. Net income for the year ended December 31, 2004 was $3.3 million, an increase of $315,000 over net income for the year ended December 31, 2003. This increase was primarily due to a $329,000 increase in net interest income, a $725,000 decrease in the provision for loan losses and a $188,000 decrease in non-interest expenses partially offset by a $1.2 million decrease in the gain on sale of mortgage loans.

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

Interest income on loans increased $434,000 for the year ended December 31, 2004 compared to the year ended December 31, 2003. Although the average volume of loans in our portfolio increased by $35.6 million from December 31, 2003 to December 31, 2004, the continuing low market rates resulted in lower rates for both new loans and on the adjustments for variable rate mortgages resulting in a decrease in the yield on loans from 6.84% for the year ended December 31, 2003 to 6.18% for the year ended December 31, 2004. There was also a decrease in interest income on investments as we decreased the size of that portfolio, taking advantage of the opportunity to invest that money in higher yielding mortgages.

Interest expense for the year ended December 31, 2004 decreased $113,000 over the same period in 2003. This decrease was primarily due to a decrease in the rate paid on interest-bearing liabilities from 2.98% in 2003 to 2.69% in 2004, reflecting the generally lower interest rates over the period, partially offset by an increase of $26.0 million in average interest-bearing liabilities. The higher interest expense of $152,000 on the average balance of customer deposit accounts was primarily due to the $18.5 million increase in the average balance in time accounts offset somewhat by a 28 basis point decrease in the average yield. This higher expense was offset by a $265,000 decrease in the cost of Federal Home Loan Bank advances resulting primarily from a 66 basis point decrease in the average rate.

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

At December 31, 2004, non-performing assets, consisting of non-accruing loans, accruing loans 90 or more days delinquent and other real estate owned, totaled $5.9 million compared to $4.6 million at December 31, 2003. In addition to our non-performing assets, we identified $9.8 million of other loans of concern where known information about possible credit problems of borrowers causes management to have serious doubts as to the ability of the borrowers to comply with present repayment terms and that may result in disclosure of such loans as non-performing assets in the future. The vast majority of these loans, as well as our non-performing assets, are well collateralized.

At December 31, 2004, we believe that our allowance for loan losses was adequate to absorb estimated probable losses inherent in our loan portfolio. Our allowance for losses equaled 0.65% of net loans receivable and 35.38% of non-performing assets at December 31, 2004 compared to 1.12% and 67.57% at December 31, 2003, respectively.

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

Asset/Liability Management

We, like other financial institutions, are subject to interest rate risk to the extent that our interest-bearing liabilities reprice on a different basis than our interest-earning assets. The Office of Thrift Supervision (“OTS”), our primary regulator, supports the use of a net portfolio value (“NPV”) approach to the quantification of interest rate risk. In essence, this approach calculates the difference between the present value of expected cash flows from assets and the present value of expected cash flows from liabilities, as well as cash flows from off-balance-sheet contracts. An NPV ratio, in any interest rate scenario, is defined as the NPV in that rate scenario divided by the market value of assets in the same scenario—essentially a market value adjusted capital ratio.

It has been and continues to be a priority of the Board of Directors and management to manage interest rate risk to maintain an acceptable level of potential changes to interest income as a result of interest rate changes. Our asset/liability policy, established by the Board of Directors, sets forth acceptable limits on the amount of change in net portfolio value given certain changes in interest rates. We have an asset/liability management committee which meets quarterly to review our interest rate position, and an investment committee which reviews the interest rate risk position and other related matters with the Board of Directors, and makes recommendations for adjusting this position to the full Board of Directors. In addition, the investment committee of the Board of Directors meets semi-annually with our outside investment advisors to review our investment portfolio and strategies relating to interest rate risk.

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

Presented below, as of December 31, 2005 and 2004, is an analysis of our interest rate risk as measured by the effect on NPV caused by instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up and down 300 basis points, and compared to our Board policy limits. (One hundred basis points equals one percent.) The Board Limit column indicates the lowest allowable limits for NPV after each interest rate shock. Assumptions used in calculating the amounts in this table are OTS assumptions. No information is provided for a negative 300 basis point shift in interest rates, due to a low prevailing interest rate environment making such scenarios unlikely.

Change in	Board Limit	At December 31, 2005		At December 31, 2004
Interest Rate	Post-shock	Post-shock	Change	Post-shock	Change
(Basis Points)	NPV Ratio	NPV Ratio	(Basis Points)	NPV Ratio	(Basis Points)

300 bp	6.00%	10.16%	(80) bp	10.55%	(12) bp
200	7.00	10.58	(38)	10.82	14
100	8.00	10.87	(8)	10.89	21
0	8.00	10.96		10.68
-100	8.00	10.74	(22)	10.16	(52)
-200	7.00	10.31	(65)	n/a	n/a

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

Our primary investing activities are the origination of loans and the purchase of securities. During the year ended December 31, 2005, the Bank originated loans totaling $123.2 million. These investment activities were funded primarily by principal repayments and prepayments on loans and maturities of investment securities totaling $87.7 million. The proceeds from the sale of loans totaled $19.0 million for the year ended December 31, 2005. We sold one security for $1.4 million in 2004. There were no security sales in 2005.

The major sources of cash from financing activities in the year ended December 31, 2005 was an increase in deposits of $9.4 million and an increase in borrowings of $5.2 million. We currently use, and intend to continue to use, Federal Home Loan Bank advances as a source of funding for loans when advantageous interest rate risk matches can be found.

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

Our current internal policy for liquidity is 4%. Our liquidity ratio at December 31, 2005 was 4.87% as a percentage of total assets.

We anticipate that we will have sufficient funds available to meet current loan commitments. At December 31, 2005, we had outstanding commitments to originate loans and available lines of credit totaling $58.2 million and commitments to provide borrowers the funds needed to complete current construction projects in the amount of $5.5 million. Certificates of deposit that will mature in one year or less at December 31, 2005 totaled $78.8 million. Based on our experience, our certificates of deposit have been a relatively stable source of long-term funds as such certificates are generally renewed upon maturity since we have established long-term banking relationships with our customers. Therefore, we believe a significant portion of such deposits will remain with us, although this cannot be assured.

LSB Financial also has a need for, and sources of liquidity. Liquidity is required to fund our operating expenses, fund stock repurchase programs, as well as for the payment of dividends to shareholders. At December 31, 2005, LSB Financial had $646,000 in liquid assets on hand. The primary source of liquidity on an ongoing basis is dividends from

Lafayette Savings. Dividends totaling $2.1 million were paid from the Bank to LSB Financial during the year ended December 31, 2005. For the year ended December 31, 2005, LSB Financial paid dividends to shareholders totaling $941,000.

Regulatory agencies have established capital adequacy standards which are used in their monitoring and control of the industry. These standards relate capital to levels of risk by assigning different weightings to assets and certain off-balance-sheet activity. As shown in the footnote to the consolidated financial statements (“Regulatory Matters”), our capital levels exceed the requirements to be considered well capitalized at December 31, 2005.

Off-Balance-Sheet Arrangements

As of the date of this Annual Report, we do not have any off-balance-sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, change in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors. The term “off-balance-sheet arrangement” generally means any transaction, agreement, or other contractual arrangement to which any entity unconsolidated with the Company is a party and under which the Company has (i) any obligation arising under a guarantee contract, derivative instrument or variable interest; or (ii) a retained or contingent interest in assets transferred to such entity or similar arrangement that serves as credit, liquidity or market risk support for such assets.

See Note 16 to the consolidated financial statements regarding off-balance-sheet commitments.

Contractual Obligations

The Company’s contractual obligations as of December 31, 2005 are summarized in the following table.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	2 to 3 years	4 to 5 years	More than 5 years

Long Term Debt (1)	$72,033	$22,915	$26,118	$19,500	$3,500
Capital Leases (2)
Operating Leases (3)	971	375	595
Purchase Obligations (4)
Dividends Declared (5)
Total (6)	$73,004	$23,290	$26,713	$19,500	$3,500

(1)
Long term debt includes FHLB advances and subordinated debentures. See “Notes to Consolidated Financial Statements - Federal Home Loan Bank Advances” contained in Note 8, for information related to collateral and amounts with various options.

(2)	LSB Financial Corp. had no capital leases.
(3)	Operating leases includes a contract for data processing services.
(4)	LSB Financial Corp. had no outstanding purchase obligations.
(5)	LSB Financial Corp. had no outstanding dividends declared.
(6)
For information regarding the contractual maturities of deposit liabilities, which are not included in the above table, see “Notes to Consolidated Financial Statements - Deposits,” contained in Note 7.

Impact of Accounting Changes

Future Accounting Matters

Share-Based Compensation. In December, 2004, FASB issued an amendment to SFAS 123 (SFAS 123R), which eliminates the ability to account for share-based compensation transactions using Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and generally requires that such transactions be accounted for using a fair value-based method. On April 14, 2005, the SEC amended the compliance date for SFAS 123R from the beginning of the first interim or annual period that begins after June 15, 2005 to the next fiscal year beginning after June 15, 2005. The Company adopted SFAS 123R as of January 1, 2006. The effect on the Company’s results of operations depends on the level of future option grants and the calculation of the fair value of the options granted at such future date, as well as the vesting periods provided and possible performance condition requirements, and so cannot currently be predicted for future awards.

SFAS 123R applies to all awards granted after the effective date and to awards modified, repurchased, or cancelled after that date. The statement establishes standards for accounting for share-based payment transactions. Share-based payment transactions are those in which an entity exchanges its equity instruments for goods or services or in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of these equity instruments. SFAS 123R covers a wide range of share-based compensation arrangements including stock options, restricted share plans, performance-based awards, share appreciation rights and employee stock purchase plans.

As of January 1, 2006, the Company applied SFAS 123R using the modified prospective method. This method requires that compensation expense be recorded for all unvested stock options and restricted stock awards over the requisite service period (generally the vesting schedule). For liability-classified awards, the Company measures the cost of employee services received in exchange for an award based on its current fair value. The fair value is re-measured subsequently at each reporting date through the settlement date, and changes in fair value are recognized as compensation cost. For equity-classified awards, the grant date fair value is recognized in earnings over the requisite service period.

Earnings Per Share. The FASB has issued a proposed amendment to SFAS 128, Earnings Per Share, to clarify guidance for mandatorily convertible instruments, the treasury stock method, contingently issuable shares, and contracts that may be settled in cash or share. The primary impact on the Company of the proposed Statement is the change to the treasury stock method for year-to-date diluted earnings per share.

Currently SFAS 128 requires that the number of incremental shares included in the denominator be determined by computing a year-to-date weighted average of the number of incremental shares included in each quarterly diluted earnings per share computation. Under this proposed Statement, the number of incremental shares included in year-to-date diluted earnings per share would be computed using the average market price of common shares for the year-to-date period, independent of the quarterly computations. This computational change is not expected to have a significant impact on the Company’s diluted earnings per share.

Impact of Inflation and Changing Prices

The consolidated financial statements presented herein have been prepared in accordance with generally accepted accounting principles. These principles require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

The Company’s primary assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on our performance than the effects of general levels of inflation. Interest rates, however, do not necessarily move in the same direction or with the same magnitude as the price of goods and services, since such prices are affected by inflation. In a period of rapidly rising interest rates, the liquidity and maturities structures of our assets and liabilities are critical to the maintenance of acceptable performance levels.

The principal effect of inflation, as distinct from levels of interest rates, on earnings is in the area of noninterest expense. Such expense items as employee compensation, employee benefits and occupancy and equipment costs may be subject to increases as a result of inflation. An additional effect of inflation is the possible increase in the dollar value of the collateral securing loans that the Company has made. The Company is unable to determine the extent, if any, to which properties securing our loans have appreciated in dollar value due to inflation.

Quarterly Results of Operations
Quarter Ending	Interest Income	Interest Expense	Net Interest Income	Provision For Loan Losses	Net Income	Basic Earnings Per Share	Diluted Earnings Per Share

2005
March	$5,122	$2,245	$2,877	$175	$767	$0.51	$0.50
June	5,299	2,348	2,951	125	893	0.58	0.57
September	5,469	2,467	3,002	175	934	0.61	0.60
December	5,608	2,604	3,004	725	674	0.44	0.43
	$21,498	$9,664	$11,834	$1,200	$3,268
2004
March	$4,661	$1,993	$2,668	$125	$720	$0.51	$0.49
June	4,760	2,069	2,691	125	754	0.53	0.51
September	4,877	2,152	2,725	125	728	0.47	0.45
December	4,988	2,202	2,786	125	1,063	0.71	0.69
	$19,286	$8,416	$10,870	$500	$3,264

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This document, including information included or incorporated by reference, contains, and future filings by LSB Financial on Form 10-K, Form 10-Q and Form 8-K and future oral and written statements by LSB Financial and our management may contain, forward-looking statements about LSB Financial and its subsidiaries which we believe are within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, statements with respect to anticipated future operating and financial performance, growth opportunities, interest rates, cost savings and funding advantages expected or anticipated to be realized by management. Words such as may, could, should, would, believe, anticipate, estimate, expect, intend, plan and similar expressions are intended to identify forward-looking statements. Forward-looking statements by LSB Financial and its management are based on beliefs, plans, objectives, goals, expectations, anticipations, estimates and intentions of management and are not guarantees of future performance. We disclaim any obligation to update or revise any forward-looking statements based on the occurrence of future events, the receipt of new information or otherwise. The important factors we discuss below and elsewhere in this document, as well as other factors discussed under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this document and identified in our filings with the SEC and those presented elsewhere by our management from time to time, could cause actual results to differ materially from those indicated by the forward-looking statements made in this document.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
LSB Financial Corp.
Lafayette, Indiana

We have audited the accompanying consolidated statement of income, changes in shareholders’ equity and cash flows of LSB Financial Corp. for the year ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of LSB Financial Corp. for the year ended December 31, 2003 in conformity with U.S. generally accepted accounting principles.

Crowe Chizek and Company LLC

Indianapolis, Indiana
January 23, 2004

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Stockholders
LSB Financial Corp.
Lafayette, Indiana

We have audited the accompanying consolidated balance sheets of LSB Financial Corp. as of December 31, 2005 and 2004, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the two years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LSB Financial Corp. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Indianapolis, Indiana
February 24, 2006

LSB Financial Corp.
Consolidated Balance Sheets
December 31, 2005 and 2004
(Dollars in Thousands, Except Per Share Data)

Assets

	2005	2004
Cash and due from banks	$1,697	$2,395
Short-term investments	7,687	6,818
Cash and cash equivalents	9,384	9,213
Available-for-sale securities	11,611	7,947
Loans held for sale	—	1,050
Loans, net of allowance for loan losses of $2,852 and $2,095	330,971	317,877
Premises and equipment, net	6,813	6,750
Federal Home Loan Bank stock	4,197	4,110
Interest receivable and other assets	6,973	5,471
Bank owned life insurance	2,715	2,627
Total assets	$372,664	$355,045
Liabilities and Stockholders’ Equity
Liabilities
Deposits	$265,993	$256,631
Federal Home Loan Bank advances	72,033	66,808
Interest payable and other liabilities	1,817	1,213
Total liabilities	339,843	324,652
Commitments and Contingencies
Stockholders’ Equity
Common stock, $.01 par value; authorized 7,000,000 shares; issued and outstanding 2005 - 1,547,806 shares, 2004 - 1,509,113 shares	15	14
Additional paid-in capital	10,565	8,235
Retained earnings	22,402	22,304
Unearned recognition and retention plan (RRP) shares	(22)	(51)
Unearned ESOP compensation	(49)	(103)
Accumulated other comprehensive loss	(90)	(6)
Total stockholders’ equity	32,821	30,393
Total liabilities and stockholders’ equity	$372,664	$355,045

See Notes to Consolidated Financial Statements

LSB Financial Corp.
Consolidated Statements of Income
Years Ended December 31, 2005, 2004 and 2003
(Dollars in Thousands, Except Per Share Data)

	2005	2004	2003
Interest and Dividend Income
Loans	$20,906	$18,695	$18,261
Securities
Taxable	334	384	535
Tax-exempt	162	148	194
Other	96	59	80
Total interest and dividend income	21,498	19,286	19,070
Interest Expense
Deposits	6,603	5,328	5,176
Borrowings	3,061	3,088	3,353
Total interest expense	9,664	8,416	8,529
Net Interest Income	11,834	10,870	10,541
Provision for Loan Losses	1,200	500	1,225
Net Interest Income After Provision for Loan Losses	10,634	10,370	9,316
Noninterest Income
Deposit account service charges and fees	1,423	889	820
Net gains on loan sales	322	593	1,810
Net realized gains on sales of available-for-sale securities	—	11	—
Other	764	747	677
Total noninterest income	2,509	2,240	3,307
Noninterest Expense
Salaries and employee benefits	4,325	4,190	4,376
Net occupancy and equipment expense	1,081	1,136	1,084
Computer service	428	371	367
Advertising	369	279	219
Other	1,908	1,578	1,696
Total noninterest expense	8,111	7,554	7,742
Income Before Income Tax	5,032	5,056	4,881
Provision for Income Taxes	1,764	1,792	1,932
Net Income	$3,268	$3,264	$2,949
Basic Earnings Per Share	$2.13	$2.21	$2.02
Diluted Earnings Per Share	$2.12	$2.13	$1.94

See Notes to Consolidated Financial Statements

LSB Financial Corp.
Consolidated Statements of Stockholders’ Equity
Years Ended December 31, 2005, 2004 and 2003
(Dollars in Thousands, Except Per Share Data)

					Accumulated
					Other
		Additional		Benefit	Comprehensive
	Common	Paid-in	Retained	Plans	Income
	Stock	Capital	Earnings	Compensation	(Loss)	Total

Balance, January 1, 2003	$14	$8,100	$17,550	$(327)	$165	$25,502

Comprehensive income
Net income			2,949			2,949
Change in unrealized appreciation (depreciation) on available-for-sale securities, net of taxes					(74)	(74)
Total comprehensive income						2,875
Dividends on common stock, $.46 per share			(658)			(658)
Purchase and retirement of stock (16,538 shares)		(317)				(317)
Stock options exercised (7,731 shares)		65				65
Amortization of RRP expense				29		29
ESOP shares earned		172		59		231
Balance, December 31, 2003	14	8,020	19,841	(239)	91	27,727

Comprehensive income
Net income			3,264			3,264
Change in unrealized appreciation (depreciation) on available-for-sale securities, net of taxes					(97)	(97)
Total comprehensive income						3,167
Dividends on common stock, $.53 per share			(801)			(801)
Purchase and retirement of stock (6,615 shares)		(168)				(168)
Stock options exercised (20,050 shares)		140				140
Tax benefit related to stock options exercised and RRP		60				60
Amortization of RRP expense				29		29
ESOP shares earned		183		56		239
Balance, December 31, 2004	14	8,235	22,304	(154)	(6)	30,393

Comprehensive income
Net income			3,268			3,268
Change in unrealized appreciation (depreciation) on available-for-sale securities, net of taxes					(84)	(84)
Total comprehensive income						3,184
5% stock dividend on common stock	1	2,228	(2,229)			—
Dividends on common stock, $.64 per share			(941)			(941)
Purchase and retirement of stock (32,087 shares)		(860)				(860)
Stock options exercised (89,484 shares)		329				329
Tax benefit related to stock options exercised and RRP		440				440
Amortization of RRP expense				29		29
ESOP shares earned		193		54		247
Balance, December 31, 2005	$15	$10,565	$22,402	$(71)	$(90)	$32,821

See Notes to Consolidated Financial Statements

LSB Financial Corp.
Consolidated Statements of Cash Flows
Years Ended December 31, 2005, 2004 and 2003
(Dollars in Thousands, Except Per Share Data)

	2005	2004	2003
Operating Activities
Net income	$3,268	$3,264	$2,949
Items not requiring (providing) cash
Depreciation	420	506	535
Provision for loan losses	1,200	500	1,225
Amortization of premiums and discounts on securities	42	205	177
Deferred income taxes	(503)	270	(152)
Federal Home Loan Bank stock dividend	(87)	(182)	(146)
ESOP - shares earned	247	239	231
Gain on sale of loans	(130)	(339)	(971)
Loans originated for sale	(18,013)	(28,904)	(108,839)
Proceeds on loans sold	19,193	28,996	113,670
Changes in
Interest receivable and other assets	(561)	(1,080)	(2,077)
Interest payable and other liabilities	603	92	(121)
Net cash provided by operating activities	5,679	3,567	6,481
Investing Activities
Purchases of available-for-sale securities	(4,209)	(2,684)	(9,914)
Proceeds from maturities of available-for-sale securities	364	7,064	7,343
Proceeds from the sales of available-for-sale securities	—	1,366	—
Net change in loans	(14,294)	(41,614)	(4,754)
Purchase of premises and equipment	(484)	(156)	(606)
Purchase of life insurance policies	—	—	(2,500)
Net cash used in investing activities	(18,623)	(36,024)	(10,431)
Financing Activities
Net change in demand deposits, money market, NOW and savings accounts	(6,110)	5,776	3,858
Net change in certificates of deposit	15,472	25,369	37
Proceeds from Federal Home Loan Bank advances	58,500	28,500	26,000
Repayment of Federal Home Loan Bank advances	(53,275)	(26,543)	(31,622)
Proceeds from stock options exercised	329	140	65
Repurchase of stock	(860)	(168)	(317)
Dividends paid	(941)	(801)	(658)
Net cash provided by (used in) financing activities	13,115	32,273	(2,637)
Increase (Decrease) in Cash and Cash Equivalents	171	(184)	(6,587)
Cash and Cash Equivalents, Beginning of Year	9,213	9,397	15,984
Cash and Cash Equivalents, End of Year	$9,384	$9,213	$9,397
Supplemental Cash Flows Information
Interest paid	$9,744	$8,426	$8,522
Income taxes paid	1,172	1,781	2,434
Supplemental Non-Cash Disclosures
Transfer from loans held for sale to loans	$—	$—	$3,400
Capitalization of mortgage servicing rights	192	254	839

See Notes to Consolidated Financial Statements

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Dollars in Thousands, Except Per Share Data)

Note 1:	Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

LSB Financial Corp. (“Company”) is a thrift holding company whose principal activity is the ownership and management of its wholly-owned subsidiary, Lafayette Savings Bank (the “Bank”). The Bank is primarily engaged in providing a full range of banking and financial services to individual and corporate customers in Tippecanoe and surrounding counties in Indiana. The Bank is subject to competition from other financial institutions. The Bank is subject to the regulation of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities.

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

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003
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

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to income. Loan losses are charged against the allowance when management believes the uncollectability of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003
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

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003
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

Stock Options

At December 31, 2005, the Company has a stock-based employee compensation plan, which is described more fully in Note 13. The Company accounts for this plan under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the grant date. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value provisions of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

	Year Ended December 31
	2005	2004	2003

Net income, as reported	$3,268	$3,264	$2,949
Less: Total stock-based employee compensation cost determined under the fair value based method, net of income taxes	(44)	(25)	(15)
Pro forma net income	$3,224	$3,239	$2,934
Earnings per share:
Basic - as reported	$2.13	$2.21	$2.02
Basic - pro forma	2.10	2.19	2.01
Diluted - as reported	2.12	2.13	1.94
Diluted - pro forma	2.09	2.11	1.93

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003
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

Earnings Per Share

Earnings per share have been computed based upon the weighted-average common shares outstanding during each year. Unearned ESOP shares and RRP shares which have not vested have been excluded from the computation of average shares outstanding. During 2005 and 2004, the Company paid a five percent stock dividend. Accordingly, all share and per share data have been restated to reflect the stock dividend for all years presented.

Operating Segments

While the chief decision-makers monitor the revenue streams of the various products and services, the identifiable segments are not material and operations are managed and financial performance is evaluated on a Company-wide basis. Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable operating segment.

Reclassifications

Certain reclassifications have been made to the 2004 and 2003 financial statements to conform to the 2005 financial statement presentation. These reclassifications had no effect on net income.

Note 2: Restriction on Cash and Due From Banks

The Bank is required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank. The reserve required at December 31, 2005 was $1,066.

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Dollars in Thousands, Except Per Share Data)

Note 3: Securities

The amortized cost and approximate fair values of securities are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Fair Value
Available-for-sale Securities:
December 31, 2005
U. S. Government sponsored agencies	$4,544	$—	$(64)	$4,480
Mortgage-backed securities	786	1	(17)	770
State and political subdivision	6,431	4	(74)	6,361
	$11,761	$5	$(155)	$11,611
December 31, 2004
U. S. Government sponsored agencies	$2,375	$—	$(30)	$2,345
Mortgage-backed securities	1,145	8	(9)	1,144
State and political subdivision	4,438	42	(22)	4,458
	$7,958	$50	$(61)	$7,947

The amortized cost and fair value of available-for-sale securities at December 31, 2005, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value

Within one year	$3,078	$3,047
One to five years	5,014	4,928
Five to ten years	2,165	2,151
After ten years	718	715
	10,975	10,841
Mortgage-backed securities	786	770
Totals	$11,761	$11,611

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Dollars in Thousands, Except Per Share Data)

Gross gains of $0, $11 and $0 resulting from sales of available-for-sale securities were realized for 2005, 2004 and 2003, respectively, less tax expense of $4 in 2004.

Certain investments in debt securities are reported in the financial statements at an amount less than their historical cost. Total fair value of these investments at December 31, 2005 and 2004 was $10,204 and $5,298, which is approximately 88% and 67% of the Company’s available-for-sale investment portfolio. These declines primarily resulted from recent increases in market interest rates.

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

The following table shows our investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2005:

	Less than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

U. S. Government sponsored agencies	$2,166	$(14)	$2,314	$(50)	$4,480	$(64)
Mortgage-backed securities	—	—	611	(17)	611	(17)
State and political subdivisions	3,019	(23)	2,094	(51)	5,113	(74)
Total temporarily impaired securities	$5,185	$(37)	$5,019	$(118)	$10,204	$(155)

The following table shows our investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2004:

	12 Months or More
Description of Securities	Fair Value	Unrealized Losses

U. S. Government sponsored agencies	$2,345	$(30)
Mortgage-backed securities	959	(9)
State and political subdivisions	1,994	(22)
Total temporarily impaired securities	$5,298	$(61)

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Dollars in Thousands, Except Per Share Data)

Note 4: Loans and Allowance for Loan Losses

Categories of loans at December 31, include:

	2005	2004
Real Estate
One-to-four family residential	$136,981	$139,306
Multi-family residential	40,095	40,279
Commercial real estate	83,834	70,644
Construction and land development	36,096	35,584
Commercial	20,180	15,823
Consumer and other	2,834	2,602
Home equity lines of credit	19,786	21,468
Total loans	339,806	325,706

Less
Net deferred loan fees, premiums and discounts	(475)	(439)
Undisbursed portion of loans	(5,508)	(5,295)
Allowance for loan losses	(2,852)	(2,095)

Net loans	$330,971	$317,877

Activity in the allowance for loan losses was as follows:

	2005	2004	2003

Balance, beginning of year	$2,095	$3,098	$1,996
Provision charged to expense	1,200	500	1,225
Losses charged off, net of recoveries of $49 for 2005, $17 for 2004 and $6 for 2003	(443)	(1,503)	(123)

Balance, end of year	$2,852	$2,095	$3,098

Impaired loans totaled $5,864 and $4,691 at December 31, 2005 and 2004, respectively. An allowance for loan losses of $368 and $432 relates to impaired loans of $5,864 and $4,504 at December 31, 2005 and 2004, respectively.

Interest of $169, $140 and $0 was recognized on average impaired loans of $3,268, $4,454 and $1,684 for 2005, 2004 and 2003, respectively. Interest of $25, $99 and $0 was recognized on impaired loans on a cash basis during 2005, 2004 and 2003, respectively.

At December 31, 2005 and 2004, accruing loans delinquent 90 days or more totaled $127 and $484, respectively. Non-accruing loans at December 31, 2005 and 2004 were $8,432 and $4,207, respectively.

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Dollars in Thousands, Except Per Share Data)

Note 5: Premises and Equipment

Major classifications of premises and equipment, stated at cost, are as follows:

	2005	2004

Land	$1,326	$1,326
Buildings and improvements	6,433	6,367
Equipment	3,068	2,691
	10,827	10,384
Less accumulated depreciation	(4,014)	(3,634)

Net premises and equipment	$6,813	$6,750

Note 6: Loan Servicing

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of mortgage loans serviced for others was $157,551 and $158,343 at December 31, 2005 and 2004, respectively.

The aggregate fair value of capitalized mortgage servicing rights at December 31, 2005, 2004 and 2003 approximated the carrying value. Comparable market values and a valuation model that calculates the present value of future cash flows were used to estimate fair value. For purposes of measuring impairment, risk characteristics including product type, investor type, and interest rates, were used to stratify the originated mortgage servicing rights.

	2005	2004	2003

Mortgage servicing rights
Balance, beginning of year	$1,312	$1,373	$813
Additions	192	254	839
Direct write-downs	—	(50)	—
Amortization of servicing rights	(181)	(265)	(126)
	1,323	1,312	1,526

Valuation allowance	—	—	(153)

Balance, end of year	$1,323	$1,312	$1,373

Activity in the valuation allowance for mortgage servicing rights was as follows:

	2005	2004	2003

Balance, beginning of year	$—	$153	$—
Additions	—	—	353
Reductions	—	(153)	(200)

Balance, end of year	$—	$—	$153

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Dollars in Thousands, Except Per Share Data)

Note 7: Deposits

Deposits at year-end are summarized as follows:

	2005		2004
	Amount	Percent	Amount	Percent

Non interest-bearing deposits	$18,401	6.92%	$16,502	6.43%
NOW accounts	40,076	15.07	47,943	18.68
Savings accounts	18,633	7.00	18,775	7.32
	77,110	28.99	83,220	32.43

Certificates of deposit
0.00% to 1.99%	4,727	1.78	38,599	15.04
2.00% to 3.99%	125,744	47.27	103,810	40.45
4.00% to 5.99%	58,395	21.95	30,876	12.03
6.00% to 7.99%	17.01		126.05
	188,883	71.01	173,411	67.57

	$265,993	100.00%	$256,631	100.00%

At December 31, 2005, scheduled maturities of certificates of deposit are as follows:

2006	$78,786
2007	72,238
2008	29,025
2009	4,964
2010	3,863
Thereafter	7

$188,883

Time deposits of $100 or more, including brokered deposits, were $106,159 and $76,620 at December 31, 2005 and 2004.

Deposits from related parties held by the Company at December 31, 2005 and 2004 totaled $1,601 and $2,362, respectively.

Total brokered deposits totaled approximately $67,138 and $50,145 at December 31, 2005 and 2004, respectively.

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Dollars in Thousands, Except Per Share Data)

Note 8: Federal Home Loan Bank Advances

Federal Home Loan Bank advances totaled $72,033 and $66,808 at December 31, 2005 and 2004. At December 31, 2005, the advances range in interest rates from 1.99% to 6.73% and are secured by mortgage loans totaling $104,448.

Aggregate annual maturities of the advance at December 31, 2005, are:

2006	$22,915
2007	20,862
2008	5,256
2009	4,000
2010	15,500
Thereafter	3,500

$72,033

Advances totaling $19,500 may, at certain dates, be converted to adjustable rate advances by the FHLB. If converted, the advances may be prepaid without penalty.

Note 9: Income Taxes

The provision for income taxes includes these components:

	2005	2004	2003

Taxes currently payable	$2,267	$1,522	$2,084
Deferred income taxes	(503)	270	(152)

Income tax expense	$1,764	$1,792	$1,932

A reconciliation of income tax expense at the statutory rate to the Company’s actual income tax expense is shown below:

	2005	2004	2003

Computed at the statutory rate (34%)	$1,712	$1,719	$1,659
Increase (decrease) resulting from
Tax exempt interest	(50)	(46)	(46)
Tax credits	(24)	(42)	(48)
State income taxes	214	246	277
ESOP expense	66	62	59
Other	(154)	(147)	31

Actual tax expense	$1,764	$1,792	$1,932

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Dollars in Thousands, Except Per Share Data)

The tax effects of temporary differences related to deferred taxes shown on the balance sheets were:

	2005	2004
Deferred tax assets
Allowance for loan losses	$1,134	$886
Non-accrual loan income	270	150
Unrealized loss on available-for-sale securities	60	—
Deferred compensation and benefits	100	62
	1,564	1,098
Deferred tax liabilities
Depreciation	399	643
Unrealized gains on available-for-sale securities	—	—
Mortgage servicing rights	557	555
FHLB stock dividends	172	136
Other	171	59

Net deferred tax asset (liability)	$265	$(295)

Retained earnings at December 31, 2005 and 2004, include approximately $1,861, for which no deferred federal income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which would be subject to the then-current corporate income tax rate. The deferred income tax liabilities on the preceding amounts that would have been recorded if they were expected to reverse into taxable income in the foreseeable future were approximately $737 at December 31, 2005 and 2004.

Note 10: Other Comprehensive Income (Loss)

Other comprehensive loss components and related taxes were as follows:

	2005	2004	2003

Unrealized losses on available-for-sale securities	$(139)	$(157)	$(123)
Less: reclassification adjustment for gain realized in the income state, net of tax expense of $0, $4 and $0, respectively	—	7	—
Net unrealized losses on available-for-sale securities	(139)	(164)	(123)
Tax benefit	(55)	(67)	(49)

Other comprehensive loss	$(84)	$(97)	$(74)

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003
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

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below). Management believes, as of December 31, 2005 and 2004, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2005, the most recent notification from the Office of Thrift Supervision categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank’s category.

The Bank’s actual capital amounts and ratios are also presented in the table.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2005
Total risk-based capital (to risk-weighted assets)	$34,001	11.7%	$23,187	8.0%	$28,984	10.0%
Tier I capital (to risk-weighted assets)	31,306	10.8	11,594	4.0	17,390	6.0
Tier I capital (to adjusted total assets)	31,306	8.4	11,163	3.0	18,606	5.0
Tier I capital (to adjusted tangible assets)	31,306	8.4	7,442	2.0	N/A	N/A
Tangible capital (to adjusted tangible assets)	31,306	8.4	5,582	1.5	N/A	N/A

As of December 31, 2004
Total risk-based capital (to risk-weighted assets)	$31,657	11.6%	$21,812	8.0%	$27,265	10.0%
Tier I capital (to risk-weighted assets)	29,797	10.9	10,906	4.0	16,359	6.0
Tier I capital (to adjusted total assets)	29,797	8.4	10,656	3.0	17,761	5.0
Tier I capital (to adjusted tangible assets)	29,797	8.4	7,104	2.0	N/A	N/A
Tangible capital (to adjusted tangible assets)	29,797	8.4	5,328	1.5	N/A	N/A

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Dollars in Thousands, Except Per Share Data)

The Bank is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval. At December 31, 2005, approximately $2,561 of retained earnings were available for dividend declaration without prior regulatory approval.

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

ESOP expense for the years ended December 31, 2005, 2004 and 2003 was $247, $239 and $231, respectively.

	2005	2004	2003

Allocated shares	93,325	83,887	78,944
Shares released for allocation	10,012	9,738	10,912
Unearned shares	8,876	18,912	28,628

Total ESOP shares	112,213	112,537	118,484

Fair value of unearned shares at December 31	$245	$468	$677

The LSB Recognition and Retention Plan (RRP) has awarded stock to certain officers and directors of the Company. Stock awarded under the RRP is restricted as to certain rights at the time of issuance. These restrictions are removed over a 5-year period. If an employee leaves LSB prior to vesting, the remaining restricted shares are returned to the Company. During 2005 and 2004, no shares were forfeited by RRP participants. The cost of awarded shares is amortized over the vesting period. Expense recorded for the RRP totaled $29, $29 and $29 for 2005, 2004 and 2003.

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Dollars in Thousands, Except Per Share Data)

Note 13: Stock Option Plan

The Company has a fixed option plan under which the Company may grant options that vest over five years to selected employees for up to 187,717 shares of common stock. The exercise price of each option is intended to equal the fair value of the Company's stock on the date of grant. At December 31, 2005, there were no options available for grant as the plan expired on August 22, 2005.

A summary of the status of the plan at December 31, 2005, 2004 and 2003, and changes during the years then ended is presented below:

	2005		2004		2003
	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price

Outstanding, beginning of year	123,552	$10.89	138,124	$9.83	141,941	$9.51

Granted	12,075	24.83	8,269	23.58	4,135	18.14
Exercised	(89,484)	8.80	(22,797)	9.11	(7,731)	8.44
Forfeited	(770)	8.99	(44)	17.15	(221)	10.89

Outstanding, end of year	45,373	18.72	123,552	10.89	138,124	9.83

Options exercisable, end of year	21,998	$14.72	107,323	$9.66	124,959	$9.37

The fair value of options granted is estimated on the date of the grant using an option-pricing mode with the following weighted-average assumptions:

	2005	2004	2003

Dividend yields	2.45%	2.52%	2.50%
Volatility factors of expected market price of common stock	.19	.20	.17
Risk-free interest rates	4.41%	3.55%	3.48%
Expected life of options	7 years	7 years	7 years

Weighted-average fair value of options granted during the year	$6.46	$5.03	$3.30

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Dollars in Thousands, Except Per Share Data)

The following table summarizes information about stock options under the plan outstanding at December 31, 2005:

			Options Outstanding		Options Exercisable
			Weighted-Average
Range of Exercise		Number	Remaining	Weighted-Average	Number	Weighted-Average
Prices		Outstanding	Contractual Life	Exercise Price	Exercisable	Exercise Price

$8.43 to	$11.29	12,017	5.6 years	$11.26	9,812	$11.25
$15.84 to	$18.14	13,012	4.18 years	$16.86	10,532	$16.55
$23.58 to	$24.83	20,344	8.72 years	$24.32	1,654	$23.58

Note 14: Earnings Per Share

Earnings per share (EPS) were computed as follows:

	Year Ended December 31, 2005
	Income	Weighted- Average Shares	Per Share Amount

Net income	$3,268	1,532,927

Basic earnings per share
Income available to common stockholders			$2.13

Effect of dilutive securities
Stock options		11,876

Diluted earnings per share
Income available to common stockholders and assumed conversions	$3,268	1,544,803	$2.12

There were no options outstanding at December 31, 2005 that were considered anti-dilutive.

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Dollars in Thousands, Except Per Share Data)

	Year Ended December 31, 2004
	Income	Weighted- Average Shares	Per Share Amount

Net income	$3,264	1,480,245

Basic earnings per share
Income available to common stockholders			$2.21

Effect of dilutive securities
Stock options		53,356

Diluted earnings per share
Income available to common stockholders and assumed conversions	$3,264	1,533,601	$2.13

There were no options outstanding at December 31, 2004 that were considered anti-dilutive.

	Year Ended December 31, 2003
	Income	Weighted- Average Shares	Per Share Amount

Net income	$2,949	1,460,404

Basic earnings per share
Income available to common stockholders			$2.02

Effect of dilutive securities
Stock options		60,592

Diluted earnings per share
Income available to common stockholders and assumed conversions	$2,949	1,520,996	$1.94

There were no options outstanding at December 31, 2003 that were considered anti-dilutive.

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003
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

	December 31, 2005		December 31, 2004
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets
Cash and cash equivalents	$9,384	$9,384	$9,213	$9,213
Available-for-sale securities	11,611	11,611	7,947	7,947
Loans, net of allowance for loan losses	330,971	330,643	318,927	323,239
Federal Home Loan Bank stock	4,197	4,197	4,110	4,110
Interest receivable	1,663	1,663	1,540	1,540

Financial liabilities
Deposits	265,993	263,443	256,631	250,017
Federal Home Loan Bank advances	72,033	72,077	66,808	68,616
Interest payable	416	416	308	308

The following methods and assumptions were used to estimate the fair value of each class of financial instruments.

Cash and Cash Equivalents, Interest-Bearing Deposits and Federal Home Loan Bank Stock

The carrying amount approximates fair value.

Securities

Fair values equal quoted market prices, if available. If quoted market prices are not available, fair value is estimated based on quoted market prices of similar securities.

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003
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

Commitments to Originate Loans, Letters of Credit and Lines of Credit

Loan commitments and letters-of-credit generally have short-term, variable rate features and contain clauses which limit the Bank’s exposure to changes in customer credit quality. Accordingly, their carrying values, which are immaterial at the respective balance sheet dates, are reasonable estimates of fair value.

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

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Dollars in Thousands, Except Per Share Data)

At year-end, these financial instruments are summarized as follows:

	2005	2004
Commitments to extend credit
Fixed rate	$7,891	$2,886
Variable rate	4,058	5,922
Unused portions of lines of credit	46,264	49,411
Letters of credit	2,561	5,041

The commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established under the contract. Generally, such commitments are for no more than 60 days. At December 31, 2005, the fixed rate loan commitments were at rates ranging from 5.50% to 8.25%. Unused portions of lines of credit include balances available on commercial and home equity loans and are variable rate.

Note 17: Condensed Financial Information (Parent Company Only)

Presented below is condensed financial information as to financial position, results of operations and cash flows of the Company:

Condensed Balance Sheets

	December 31
	2005	2004
Assets
Cash	$646	$48
Securities available-for-sale	205	214
Loan to ESOP	69	137
Investment in the Bank	31,216	29,791
Other assets	731	203

Total assets	$32,867	$30,393

Liabilities	$46	$—

Stockholders' Equity	32,821	30,393

Total liabilities and stockholders' equity	$32,867	$30,393

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Dollars in Thousands, Except Per Share Data)

Condensed Statements of Income
	Year Ending December 31
	2005	2004	2003
Income
Dividends from the Bank	$2,158	$675	$995
Other income	12	13	13
Total income	2,170	688	1,008

Expenses	(224)	(202)	(162)

Income Before Income Tax and Equity in Undistributed Income of Subsidiaries	1,946	486	846

Income Tax Benefit	89	79	63

Income Before Equity in Undistributed Income of Subsidiaries	2,035	565	909

Equity in Undistributed Income of Subsidiaries	1,233	2,699	2,040

Net Income	$3,268	$3,264	$2,949

Condensed Statements of Cash Flows
	Year Ending December 31
	2005	2004	2003
Operating Activities
Net income	$3,268	$3,264	$2,949
Equity in undistributed income of the Bank	(1,233)	(2,699)	(2,040)
Change in other assets	(42)	146	(32)
Net cash provided by operating activities	1,993	711	877

Investing Activities
Proceeds from paydowns of securities	9	8	7
Proceeds from ESOP loan repayment	68	69	69
Net cash provided by investing activities	77	77	76

Financing Activities
Dividends paid	(941)	(801)	(658)
Stock options exercised	329	140	65
Repurchase of stock	(860)	(168)	(317)
Net cash used in financing activities	(1,472)	(829)	(910)

Net Change in Cash	598	(41)	43

Cash at Beginning of Year	48	89	46

Cash at End of Year	$646	$48	$89

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Dollars in Thousands, Except Per Share Data)

Note 18: Recent Accounting Pronouncements

Future Accounting Matters

Share-Based Compensation

In December 2004, FASB issued an amendment to SFAS 123 (SFAS 123R), which eliminates the ability to account for share-based compensation transactions using Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and generally requires that such transactions be accounted for using a fair value-based method. On April 14, 2005, the SEC amended the compliance date for SFAS 123R from the beginning of the first interim or annual period that begins after June 15, 2005 to the next fiscal year beginning after June 15, 2005. The Company adopted SFAS 123R as of January 1, 2006. The effect on the Company’s results of operations depends on the level of future option grants and the calculation of the fair value of the options granted at such future date, as well as the vesting periods provided and possible performance condition requirements, and so cannot currently be predicted for future awards.

SFAS 123R applies to all awards granted after the effective date and to awards modified, repurchased, or cancelled after that date. The statement establishes standards for accounting for share-based payment transactions. Share-based payment transactions are those in which an entity exchanges its equity instruments for goods or services or in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of these equity instruments. SFAS 123R covers a wide range of share-based compensation arrangements including stock options, restricted share plans, performance-based awards, share appreciation rights and employee stock purchase plans.

As of January 1, 2006, the Company applied SFAS 123R using the modified prospective method. This method requires that compensation expense be recorded for all unvested stock options and restricted stock awards over the requisite service period (generally the vesting schedule). For liability-classified awards, the Company measures the cost of employee services received in exchange for an award based on its current fair value. The fair value is re-measured subsequently at each reporting date through the settlement date, and changes in fair value are recognized as compensation cost. For equity-classified awards, the grant date fair value is recognized in earnings over the requisite service period.

Earnings Per Share

The FASB has issued a proposed amendment to SFAS No. 128, Earnings Per Share, to clarify guidance for mandatorily convertible instruments, the treasury stock method, contingently issuable shares, and contracts that may be settled in cash or shares. The primary impact on the Company of the proposed Statement is the change to the treasury stock method for year-to-date diluted earnings per share.

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Dollars in Thousands, Except Per Share Data)

Currently, SFAS No. 128 requires that the number of incremental shares included in the denominator be determined by computing a year-to-date weighted average of the number of incremental shares included in each quarterly diluted EPS computation. Under this proposed Statement, the number of incremental shares included in year-to-date diluted earnings per share would be computed using the average market price of common shares for the year-to-date period, independent of the quarterly computations. This computational change is not expected to have a significant impact on the Company’s diluted earnings per share.

Note 19: Quarterly Results of Operations (Unaudited)

Quarter Ending	Interest Income	Interest Expense	Net Interest Income	Provision for Loan Losses	Net Income	Basic Earnings Per Share	Diluted Earnings Per Share

2005
March	$5,122	$2,245	$2,877	$175	$767	0.51	0.50
June	5,299	2,348	2,951	125	893	0.58	0.57
September	5,469	2,467	3,002	175	934	0.61	0.60
December	5,608	2,604	3,004	725	674	0.44	0.43
	$21,498	$9,664	$11,834	$1,200	$3,268

2004
March	$4,661	$1,993	$2,668	$125	$720	0.51	0.49
June	4,760	2,069	2,691	125	754	0.53	0.51
September	4,877	2,152	2,725	125	728	0.47	0.45
December	4,988	2,202	2,786	125	1,062	0.71	0.69
	$19,286	$8,416	$10,870	$500	$3,264

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

Kenneth P. Burns
Executive Vice President and Treasurer, Purdue University, retired

Mary Jo David
Vice President, Chief Financial Officer and Secretary-Treasurer of LSB Financial and Lafayette Savings

Harry A. Dunwoody
Senior Vice President of LSB Financial and Lafayette Savings

Philip W. Kemmer
Transportation Supervisor, Lafayette School Corp., retired

Thomas R. McCully
Partner, Stuart & Branigin

Peter Neisel
Owner, President and CEO, Schwab Corp., retired

Jeffrey A. Poxon
Senior Vice President, Investments and Chief Investment Officer, The Lafayette Life Insurance Company

Executive Officers

Randolph F. Williams President and Chief Executive Officer Harry A. Dunwoody Senior Vice President	Mary Jo David Vice President, Chief Financial Officer and Secretary-Treasurer

DIRECTORS AND OFFICERS

James A. Andrew.  Mr. Andrew is President and owner of Henry Poor Lumber Co. and Homeworks, retailers of building materials.  He is also involved in residential and commercial land development.

Kenneth P. Burns.  Mr. Burns served as Executive Vice President and the Treasurer of Purdue University prior to his retirement on August 31, 2005.

Philip W. Kemmer.  Mr. Kemmer is currently employed by Greater Lafayette Public Transportation Corporation.  Formerly he served as Transportation Supervisor for the Lafayette School Corp. until his retirement from that position in July 2003.  Prior to joining the Lafayette School Corp. Mr. Kemmer was the business administrator for the Assembly of God Church from July 1995 through December 1999.

Randolph F. Williams.  Mr. Williams is President and Chief Executive Officer of LSB Financial and its wholly-owned subsidiary, Lafayette Savings.  Mr. Williams was appointed to the Board of Directors of LSB Financial in September 2001.  He was appointed President of LSB Financial in September 2001 and Chief Executive Officer in January 2002.  Mr. Williams served as President and Chief Operating Officer of Delaware Place Bank in Chicago, Illinois from 1996 until joining LSB Financial.  Mr. Williams has over 25 years of banking-related experience.

Mary Jo David.  Ms. David is Vice President, Chief Financial Officer and Secretary of LSB Financial and Lafayette Savings.  She has held these positions with the Company since its formation in 1994 and with Lafayette Savings since 1992 and was elected a Director of LSB Financial and Lafayette Savings in 1999.

Harry A. Dunwoody.  Mr. Dunwoody has served as Senior Vice President of Lafayette Savings since 1989 and was elected as a Director of the Bank in 1993.  He has held the same positions with the Company since its formation in 1994.  He is responsible for residential and consumer lending originations for the bank.

Thomas R. McCully.  Mr. McCully is a partner in the law firm of Stuart & Branigin LLP and has worked there since 1966.

Mariellen M. Neudeck.  Ms. Neudeck, retired as of June 30, 2001, was a Vice President of Greater Lafayette Health Services, Inc. where she was responsible for 18 professional services departments operating in two hospitals.  She was elected as Chairman of the Board of Lafayette Savings in 1993 and of LSB Financial in 1994.

Peter Neisel.  Mr. Neisel, retired as of December 31, 2002, was the Owner, President and Chief Executive Officer of Schwab Corp., a manufacturer and seller of office equipment.

Jeffrey A. Poxon.  Mr. Poxon is the Senior Vice President-Investments and Chief Investment Officer of The Lafayette Life Insurance Company.

SHAREHOLDER INFORMATION

Corporate Office
101 Main Street
Lafayette, Indiana 47902

Branch Offices
1020A Sagamore Park Centre
West Lafayette, IN 47906

1501 Sagamore Parkway North
Lafayette, Indiana 47905

833 Twyckenham Boulevard
Lafayette, Indiana 47905

3510 S.R. 38 E
Lafayette, Indiana 47905

Independent Auditors
BKD, LLP
201 N. Illinois Street, Suite 700
P.O. Box 44998
Indianapolis, Indiana 46244-0998

Transfer Agent
Computershare Investor Services
350 Indiana Street, Suite 800
Golden, Colorado 80401

Local Counsel
Stuart & Branigin
300 Main Street, Suite 800
Lafayette, Indiana 47902

Special Counsel
Barnes & Thornburg LLP
11 South Meridian Street
Indianapolis, Indiana 46204

Form 10-K Report

A copy of LSB Financial’s Annual Report on Form 10-K without exhibits for the fiscal year ended December 31, 2005, as filed with the SEC, will be furnished without charge to shareholders of LSB Financial upon written request to the Secretary, LSB Financial Corp., 101 Main Street, P.O. Box 1628, Lafayette, Indiana 47902, or by calling (765) 742-1064. Copies of the exhibits filed with the Form 10-K may be obtained by shareholders at a charge of $0.25 per page.

Common Stock

    As of December 31, 2005, there were approximately 979 holders of record of LSB Financial Common Stock and 1,547,806 shares of issued and outstanding common stock. LSB Financial's stock is quoted on the Nasdaq National Stock Market under the symbol “LSBI.”

    The following table sets forth, for the periods shown, the high and low sale price of the common stock and cash dividends per share declared. All amounts have been adjusted to reflect stock dividends and stock splits declared by the Company to date. The last stock dividend was declared in 2005.

Quarter Ended	High(1)	Low(1)	Cash Dividends Declared

March 31, 2004	25.30	22.90	0.13
June 30, 2004	23.58	19.98	0.13
September 30, 2004	23.58	20.23	0.14
December 31, 2004	26.57	23.81	0.14

March 31, 2005	25.48	24.38	0.15
June 30, 2005	26.42	24.29	0.15
September 30, 2005	28.51	25.95	0.15
December 31, 2005	28.05	26.66	0.15

(1)	High and low sales prices of LSB Financial Common Stock have been adjusted to reflect a 5% stock dividend payable to shareholders of record on October 7, 2005.

    Dividend payment decisions are made with consideration of a variety of factors including earnings, financial condition, market considerations and regulatory restrictions. Restrictions on dividend payments are described in Note 11 of the Notes to Consolidated Financial Statements included in this Annual Report.