Form 10-K, Exhibit 13
period 2006-12-31
LSB FINANCIAL CORP
filed 2007-03-30
CIK 930405

EXHIBIT 13

ANNUAL REPORT TO SHAREHOLDERS FOR THE YEAR
ENDED DECEMBER 31, 2006

2006 Annual Report

RESPONSIBILITY

Integrity

Respect

COMMITMENT

Initiative

LSB FINANCIAL CORP.

TABLE OF CONTENTS

Letter to Shareholders	1
Selected Financial Information	2
Management’s Discussion and Analysis	4
Disclosure Regarding Forward-Looking Statements	26
Auditors’ Report	27
Consolidated Financial Statements	28
Directors and Executive Officers	56
Shareholder Information	58

		FINANCIAL HIGHLIGHTS

		December 31, 2006
		(Dollars in Thousands)

		Total assets	$368,400
		Total loans, net of allowance	317,691
		Securities and short-term investments	24,652
		Deposits	255,304
		Borrowings	76,618
		Shareholders’ equity	34,840
		Shareholders’ equity as percent of assets	9.46%
		Net Income	$3,350

ANNUAL MEETING
The Annual Meeting of Shareholders of LSB Financial Corp. will be held April 18, 2007 at 9:00 a.m. local time at the LSB Building, located at 22 N. Second Street, Lafayette, Indiana.

LSB FINANCIAL CORP.
Dear Fellow Shareholder:

Looking back at 2006’s less than ideal financial environment, we can all be pleased to see the bank’s 11th consecutive year of increased earnings: net income in 2006 was $3,350,000, a 2.51 percent over the previous year.

These positive results are particularly gratifying within the context of the challenges posed by the difficult rate environment and the sluggish local economy last year. The yield curve was inverted throughout 2006, but we have faced difficult rate environments before. A sustained, local economic downturn, however, is unusual.

The loss of employment opportunities from the ongoing economic slowdown was exacerbated by a long anticipated property tax adjustment. Typically we have been buffered from economic slowdowns by a broad range of employment opportunities presented by strong government, education, manufacturing, and services sectors. But higher tax payments combined with employment losses resulted in real estate foreclosures at levels not seen in recent memory. These foreclosed properties returning to the market combined with an increase in newly constructed homes (overbuilt residential housing) caused property values to stagnate here and across the country.

Nevertheless, we can celebrate numerous positive achievements during 2006:

▪	Unlike many financial institutions in the Midwest, we were able to increase our net interest margin to 3.48 percent by taking advantage of the lower demand for funds.

▪	Excluding fees on the sale of mortgages, noninterest income grew 20 percent, and our efficiency ratio remained one of the best in the state.

▪
Since less capital was needed to support loan demand, the board of directors boosted the cash dividend paid during the year to $0.68 per share, an increase of 11.5 percent over the previous year, representing a payout ratio of nearly 33 percent.

▪	In September we declared a 5 percent stock dividend. The effect of the two dividends (see above item) was a 16.5 percent increase in return on investment!

▪	We remain one of the top- performing thrifts in Indiana, with a return on equity of 9.88 percent and a return on assets of 0.91 percent.

In a move to maximize long-term shareholder value, the board of directors, on January 22, 2007, voted to continue to maintain our stock repurchase program and authorized a 100,000 share buyback of the company’s stock.

You no doubt notice that our stock price at year-end was down slightly over the previous year. A bank of our size can do little to control the markets or the movement of our price. However, we believe that, if we perform well and share those rewards with the shareholders, the market will look on us favorably.

Our success is, in large part, a result of the commitment of everyone employed at Lafayette Savings Bank. Their willingness to embrace the changes needed to improve our company has been heartening. On the cover of this report, you will see five words—commitment, integrity, initiative, respect, and responsibility—chosen by our employees as best reflecting the core values of the bank. Every employee in the company is accountable for holding to these values, which serve as the foundation for my confidence as we push into 2007. We believe the restructuring we did in 2006 will serve us well this year. Our board, our managers, and our entire staff are committed to exceeding our shareholders’ expectations. Thank you for your support, and we hope you will recommend Lafayette Savings Bank to your family, friends, and neighbors.

Respectfully,

Randolph F. Williams
President & Chief Executive Officer

SELECTED FINANCIAL INFORMATION

The selected financial data presented below should be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations, as well as the audited Consolidated Financial Statements contained elsewhere in this Annual Report.

	December 31,
	2006	2005	2004	2003	2002
	(Dollars in Thousands)
Selected Financial Condition Data:
Total assets	$368,400	$372,664	$355,045	$319,272	$319,096
Loans receivable, including loans held for sale, net	317,691	330,971	318,927	277,566	277,897
Securities available-for-sale	16,316	11,611	7,947	14,050	11,779
Short-term investments	8,336	7,687	6,818	7,491	14,357
Deposits	255,304	265,993	256,631	225,485	221,590
Total borrowings	76,618	72,033	66,808	64,851	70,473
Shareholders’ equity	34,840	32,821	30,393	27,727	25,502

	December 31,
	2006	2005	2004	2003	2002
	(Dollars in Thousands, except share data)
Selected Operations Data:
Total interest income	$23,263	$21,498	$19,286	$19,070	$20,098
Total interest expense	11,142	9,664	8,416	8,529	9,930
Net interest income	12,121	11,834	10,870	10,541	10,168
Provision for loan losses	1,018	1,200	500	1,225	700
Net interest income after provision for loan losses	11,103	10,634	10,370	9,316	9,468
Deposit account service charges	1,766	1,423	889	820	707
Gain on sales of mortgage loans	214	322	593	1,810	984
Gain on sales of securities	---	---	---	---	---
Other non-interest income	858	764	747	677	445
Total non-interest income	2,838	2,509	2,240	3,307	2,136
Total non-interest expense	8,593	8,111	7,554	7,742	7,197
Income before taxes	5,348	5,032	5,056	4,881	4,407
Income taxes	1,998	1,764	1,792	1,932	1,692
Net income	$3,350	$3,268	$3,264	$2,949	$2,715
Earnings per share	$2.08	$2.03	$2.10	$1.92	$1.76
Earnings per share, assuming dilution	2.07	2.02	2.03	1.85	1.70
Dividends paid per share	.68	.61	.51	.44	.38

	December 31,
	2006	2005	2004	2003	2002
Selected Financial Ratios and Other Data:
Performance Ratios:
Return on assets (ratio of net income to average total assets)	0.91%	0.89%	0.95%	0.94%	0.90%
Return on equity (ratio of net income to average equity)	9.88	10.21	11.19	11.03	10.99
Average interest rate spread during period	3.33	3.23	3.20	3.36	3.33
Net interest margin(1)	3.48	3.37	3.32	3.50	3.50
Operating expense to average total assets	2.33	2.20	2.20	2.46	2.37
Average interest-earning assets to average interest-bearing liabilities	1.05x	1.05x	1.05x	1.05x	1.05x

Quality Ratios:
Non-performing assets to total assets at end of period	3.17%	2.83%	1.67%	1.28%	1.12%
Allowance for loan losses to non-performing loans	23.72	27.00	35.38	67.57	60.30
Allowance for loan losses to loans receivable	0.86	0.85	0.66	1.12	0.72

Capital Ratios:
Shareholders’ equity to total assets at end of period	9.46	8.81	8.56	8.68	7.99
Average shareholders’ equity to average total assets	9.19	8.69	8.50	8.49	8.15
Dividend payout ratio	32.69	30.05	24.54	22.31	22.34

Other Data:
Number of full-service offices	5	5	5	5	5

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

Lafayette Savings is and intends to continue to be, an independent, community-oriented financial institution. The Bank has been in business for 137 years and differs from many of our competitors in having a local board and local decision-making in all areas of business. In general our business consists of attracting or acquiring deposits and lending that money out primarily as real estate loans to construct and purchase single-family residential properties, and to a lesser extent, multi-family and commercial properties and to fund land development projects. We also make a limited number of commercial business and consumer loans.

We have an experienced and committed staff and enjoy a good reputation for understanding the people of the community and their financial needs and for finding a way to meet those needs. We contribute time and money to improve the quality of life in our market area and many of our employees volunteer for local non-profit agencies. We believe this sets us apart from the other 17 banks and credit unions that compete with us. We also believe that operating independently under the same name for over 137 years is a benefit to us—especially now, as acquisitions and consolidations of local financial institutions continue. Focusing time and additional marketing dollars on acquiring customers who may be feeling disenfranchised by their no-longer-local bank has proved to be a successful strategy.

The greater Lafayette area enjoys diverse employment including major manufacturers such as Subaru, Caterpillar, Wabash National and Greater Lafayette Health Services; a strong education sector with Purdue University and a large local campus of Ivy Tech Community College; government offices of Lafayette, West Lafayette and Tippecanoe County and a growing high-tech presence with the Purdue Research Park. In the past this diversity insulated us from economic downturns but the slowdowns of the last few years have had a noticeable effect on the area.

In addition to having to deal with the effects of several plant closings and numerous layoffs, the community is also working through the effects of the overbuilding of one-to-four family housing by local and out-of-town construction companies. Many of the houses were then sold to marginally qualified borrowers, often financed by out-of town lenders, to people who would otherwise have populated the rental market. Holders of rental properties were faced with increased vacancies at the same time the state imposed substantially higher property tax rates. The influx of these new houses along with increasing numbers of foreclosed properties have kept the housing market fairly flat. As a result even well-established landlords and builders are choosing to leave or being forced out of the market.

While the unemployment situation continues to slowly improve, we have a number of borrowers who have fallen substantially behind on their loans. The majority of these loans are secured by real estate and we believe we have sufficient reserves to cover probable losses. The challenge is to get delinquent borrowers back on a workable payment schedule or to get control of their properties through an overburdened court system.

The funds used to make loans come primarily from deposits from customers in our market area, from brokered deposits and from Federal Home Loan Bank (“FHLB”) advances. In addition we maintain an investment portfolio of available-for-sale securities to provide liquidity as needed. Our intention is to seek out the least expensive source of funds but if the need is immediate we will acquire pre-payable FHLB advances which can then be replaced with local or brokered deposits as they become available. Our reliance on brokered funds as a percentage of total deposits increased slightly in 2006 from 25.2% to 25.7% although the actual dollar amount decreased $1.5 million. We generally prefer brokered deposits when the rates are competitive with the cost of raising money locally. The deposits are available with a range of terms and the money is completely predictable as it cannot be withdrawn early except in the case of the death of a depositor and there is no option to have the money rollover at maturity. While we always welcome local deposits, the cost and convenience of brokered funds make them a useful alternative. We will also continue to rely on FHLB advances to provide immediate liquidity and also to help manage interest rate risk.

Our primary source of income is net interest income, which is the difference between the interest income earned on our loan and investment portfolio and the interest expense incurred on deposits and borrowings. Our net interest income depends on the balance of our loan and investment portfolios and the size of our net interest margin - the difference between the income generated from loans and the cost of funding. A major area of concern in the growth of net interest income is the continuing inversion of the yield curve. Since January 2004 short-term rates have continued to increase steadily while long term rates have remained comparatively flat. Because deposits are generally tied to shorter term market rates and loans are generally tied to longer-term rates the shrinking spread between the two has made it more difficult to maintain desired operating income levels. Our expectation for 2007 is that both short-term and long-term rates will be relatively flat through most of the year, with the possibility of both declining slightly in the third or fourth quarters resulting in a yield curve that remains inverted throughout most of the year.

Rate changes can be expected to have an impact on interest income. Rising rates generally increase borrower preference for variable rate products which we typically keep in our portfolio. Additionally, existing adjustable rate loans can be expected to reprice to higher rates, both of which could be expected to have a favorable impact on our interest income. Alternatively, continuing low interest rates could have a negative impact on our interest income as new loans are put on the books at comparatively low rates and our existing adjustable rate loans reprice to lower rates. Even if rates do fall, because so many borrowers refinanced their mortgages in the last few years, we do not expect to see a return to a high volume of refinancing. However, low rates may be expected to encourage borrowers to initiate additional real estate related purchases.

Our primary expense is interest on deposits and FHLB advances which are used to fund loan growth. We offer customers in our market area time deposits for terms ranging from three months to five years, checking accounts and savings accounts. We also purchase brokered deposits and FHLB advances as needed to provide funding or improve our interest rate risk position. Generally when interest rates are low, depositors will choose shorter-term products and conversely when rates are high, depositors will choose longer-term products.

We consider expected changes in interest rates when structuring our interest-earning assets and our interest-bearing liabilities. When rates are expected to increase we try to book shorter-term assets that will reprice relatively quickly to higher rates over time, and book longer term liabilities that will remain for a longer time at lower rates. Conversely, when rates are expected to fall, we would like our balance sheet to be structured such that loans will reprice more slowly to lower rates and deposits will reprice more quickly. We currently offer a three-year and a five-year certificate of deposit that allows depositors one opportunity to have their rate adjusted to the market rate at a future date to encourage them to choose longer-term deposit products. However, since we are not able to predict market interest rate fluctuations, our assets-liability management strategy may not prevent interest rate changes from having an adverse effect on our results of operations and financial condition.

Our results of operations may also be affected by general and local competitive conditions, particularly those with respect to changes in market rates, government policies and actions of regulatory authorities.

2006 Summary

Our strategy in 2006 included increasing the size of the consumer residential lending department, purchasing additional mortgage-backed securities and bank owned life insurance to offset slower commercial loan demand, working to reduce non-performing loans and dispose of other real estate owned, controlling the cost of funds and focusing on growth in other income.

Because of the slow improvement in the local economy, the overbuilding in the residential sector, and interagency regulatory concern with commercial real estate lending, our focus for new lending in 2006 was on the consumer residential side. While our overall loan portfolio including loans held for sale was down $13.3 million from 2005, residential mortgage loans increased by $5.1 million. We also sold $15.7 million of residential loans on the secondary market for a gain of $214,000. Because of the increase in the average yield on loans partly due to upward repricing adjustable rate mortgages, interest income on loans increased by $1.5 million. We also purchased $5.5 million of mortgage-backed securities and $2.5 million of bank owned life insurance to offset slow loan growth.

The slowdown in the economy for the last few years caused an increase in delinquencies, foreclosures and bankruptcies, although bankruptcy filings have fallen since the change in the bankruptcy law in 2005. We conduct ongoing assessments of these situations and in 2006 allocated $1.0 million to loan loss reserves, down slightly from 2005. We charged off $1.1 million against 53 loans either written off or taken into other real estate owned in 2006. While our delinquencies continue to be higher than we like, based on our analysis we believe we have sufficient reserves to cover inherent losses.

Because of the slower loan growth we were able to avoid paying premium prices when replacing maturing deposits or funding loans. Because of this, our cost of funds increased 46 basis points compared to a 56 basis point increase in our return on loans and investments resulting in a 10 basis point increase in our net interest margin.

Other non-interest income, excluding the gain on sale of loans, increased by $437,000 primarily from a $343,000 increase in service charges and fees on deposit accounts resulting from our Courtesy Coverage Plan where the Bank agrees to cover customer overdrafts and charges a fee for the service.

The results of our business strategy in 2006 are illustrated in the chart on the following page and include:

Residential mortgage loans (including loans held for sale) increased by 3.7% from $137.0 million to $142.0 million.

All other real estate loans, net, including multi-family, land, land development, construction and commercial real estate loans decreased 10.9% from $142.6 million to $138.4 million.

Commercial business lending increased 3.7% from $20.2 million to $20.9 million.

At December 31, 2006, 76.4% of our gross loan portfolio had adjustable interest rates.

Total deposit accounts decreased from $266.0 million at December 31, 2005 to $255.3 million at December 31, 2006, with core deposits decreasing from $77.1 million to $75.3 million over the same period.

2007 Overview

We expect that in 2007 there will be some increase in commercial lending as planned growth in automobile production, the construction of new health care facilities and construction at Purdue University and Purdue Research Park begin to revive the economy. We expect consumer residential lending to stay stable or increase with the improving economy and the restructure of our consumer lending department. However, loan growth overall is expected to be modest. While we do not expect short term rates to rise substantially, we expect the yield curve to remain inverted throughout the year.

Our operating results will continue to be affected by several factors involving the disposition of properties in foreclosure or held in other real estate owned, including the level of the provision for loan losses, gains and losses on the sale of properties once we acquire title to them, the loss of interest income on non-performing assets and non-interest expenses incurred in obtaining, marketing and disposing of the properties. We expect to dispose of a significant number of properties securing loans that are currently non-performing and expect an existing search to result in the hiring of a person to focus on working through the disposition of these properties. We monitor these and all other loans in our portfolio carefully and perform specific impairment analyses on any loans over 90 days delinquent. Based on our analysis, we believe that our current loan loss reserve is sufficient to cover probable losses.

Significant external factors impact our results of operations including the general economic environment, changes in the level of market interest rates, government policies, actions by regulatory authorities and competition. Our cost of funds is influenced by interest rates on competing investments and general market rates of interest. Lending activities are influenced by the demand for real estate loans and other types of loans, which are in turn affected by the interest rates at which such loans are made, general economic conditions affecting loan demand and the availability of funds for lending activities.

We intend to continue to follow a strategy for growth that includes (1) maintaining a strong capital position, (2) managing our vulnerability to changes in interest rates by emphasizing adjustable-rate and/or shorter-term loans, (3) optimizing our net interest margin by supplementing our traditional mortgage lending with prudent multi-family and commercial real estate, consumer and construction loans, (4) expanding commercial business lending, (5) investing in mortgage-backed securities if loan volume does not reach anticipated levels and (6) funding our growth by using a mix of local and brokered deposits and FHLB advances, whichever is most cost-effective.

Critical Accounting Policies

Generally accepted accounting principles are complex and require management to apply significant judgments to various accounting, reporting and disclosure matters. Management of LSB Financial Corp. must use assumptions and estimates to apply these principles where actual measurement is not possible or practical. For a complete discussion of LSB Financial Corp.’s significant accounting policies, see Note 1 to the Consolidated Financial Statements as of December 31, 2006. Certain policies are considered critical because they are highly dependent upon subjective or complex judgments, assumptions and estimates. Changes in such estimates may have a significant impact on the financial statements. Management has reviewed the application of these policies with the Audit Committee of LSB Financial Corp.’s Board of Directors. These policies include the following:

Allowance for Loan Losses

The allowance for loan losses represents management’s estimate of probable losses inherent in Lafayette Savings’ loan portfolios. In determining the appropriate amount of the allowance for loan losses, management makes numerous assumptions, estimates and assessments.

The strategy also emphasizes diversification on an industry and customer level, regular credit quality reviews and quarterly management reviews of large credit exposures and loans experiencing deterioration of credit quality.

Lafayette Savings’ allowance consists of three components: probable losses estimated from individual reviews of specific loans, probable losses estimated from historical loss rates, and probable losses resulting from economic or other deterioration above and beyond what is reflected in the first two components of the allowance.

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

Historical loss rates for commercial and consumer loans may be adjusted for significant factors that, in management’s judgment, reflect the impact of any current conditions on loss recognition. Factors which management considers in the analysis include the effects of the national and local economies, trends in the nature and volume of loans (delinquencies, charge-offs and nonaccrual loans), changes in mix, asset quality trends, risk management and loan administration, changes in the internal lending policies and credit standards, collection practices and examination results from bank regulatory agencies and the Bank’s internal loan review.

Allowances on individual loans are reviewed quarterly and historical loss rates are reviewed annually and adjusted as necessary based on changing borrower and/or collateral conditions and actual collection and charge-off experience.

Lafayette Savings’ primary market area for lending is Tippecanoe County, Indiana. When evaluating the adequacy of allowance, consideration is given to this regional geographic concentration and the closely associated effect of changing economic conditions on Lafayette Savings’ customers.

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

Financial Condition

Financial Condition at December 31, 2006 compared to Financial Condition at December 31, 2005.

SELECTED FINANCIAL CONDITION DATA
(Dollars in thousands)

	December 31,	December 31,		$%
	2006	2005	Difference	Difference

Total assets	$368,400	$372,664	$(4,264)	(1.14)%

Loans receivable, including loans held for sale, net	317,691	330,971	(13,280)	(4.01)
Residential mortgage loans	142,045	136,981	5,063	3.70
Home equity lines of credit	16,277	19,786	(3,509)	(17.74)
Other real estate loans	138,397	154,516	(16,119)	(10.43)
Commercial business loans	20,935	20,180	755	3.74
Consumer loans	3,254	2,834	420	14.81
Loans sold	15,720	19,193	(3,473)	(18.10)

Nonperforming loans	7,364	8,432	(1,068)	(12.67)
Loans past due 90 days, still accruing	147	127	20	15.75
Other real estate owned	4,169	2,004	2,165	108.03
Nonperforming assets	11,680	10,563	1,117	10.57

Available-for-sale securities	16,316	11,611	4,705	40.52
Short-term investments	8,336	7,687	649	8.44

Deposits	255,304	265,993	(10,689)	(4.02)
Core deposits	75,277	77,110	(1,833)	(2.38)
Brokered deposits	65,617	67,138	(1,521)	(2.27)

FHLB advances	76,618	72,033	4,585	6.37
Shareholders’ equity (net)	34,840	32,821	2,019	6.15

According to the chart above, the net balance in our loan portfolio decreased by $13.3 million from December 31, 2005 to December 31, 2006. The increase in residential mortgage loans was the result of the restructuring of the consumer loan area and the hiring of four new loan originators. The decrease in other real estate loans was primarily due to the slowly recovering local economy, the overbuilding in the last few years and the tightening of credit due to the interagency regulatory focus on commercial real estate.

In mid-2006 we began offering ABN Amro loan products and selling these mortgages to ABN Amro on the secondary market to enhance our product line and compete more effectively in the local market. We sold $16.3 million of residential loans to Freddie Mac and ABN Amro in 2006 compared with $19.2 million sold to Freddie Mac in 2005. These loans were sold based on asset/liability considerations and to increase income from the gain on sale of loans. See “Asset/Liability Management.”

The $4.7 million increase in our securities was primarily due to the purchase of $5.5 million in mortgage-backed securities offset by scheduled maturities. The mortgage-backed securities were purchased to help address the shortfall in loan growth.

Deposit balances decreased by $10.7 million as lower loan demand made it unnecessary to replace runoff. Because loan demand was slower we were under less pressure to compete for more expensive funds and were able to slightly increase our margins in 2006.

We utilize advances available through the FHLB to provide additional funding for loan growth as well as for asset/liability management purposes. At December 31, 2006 we had $76.6 million in FHLB advances outstanding. Based on the collateral we currently have listed under a blanket collateral arrangement with the FHLB we could borrow up to $12.9 million in additional advances. We have other collateral available if needed. These advances are generally available on the same day as requested and allow us the flexibility of keeping our daily cash levels tighter than would otherwise be prudent.

Non-performing assets, which include non-accruing loans, accruing loans 90 day past due and foreclosed assets, increased from $10.6 million at December 31, 2005 to $11.7 million at December 31, 2006. Non-performing assets at December 31, 2006 consisted of $7.4 million of loans on residential real estate, $93,000 on land or commercial real estate, $41,000 on consumer loans and $3,000 on commercial business loans. Foreclosed assets consisted of $2.2 million of residential property and $1.9 million of commercial real estate or land. At December 31, 2006, our allowance for losses equaled 0.86% of total loans (including loans held for sale) compared to 0.85% at December 31, 2005. The allowance for loan losses at December 31, 2006 totaled 23.72% of nonperforming assets compared to 27.00% at December 31, 2005, and 36.88% of non-performing loans at December 31, 2006 compared to 33.32% at December 31, 2005. Our non-performing assets equaled 3.17% of total assets at December 31, 2006 compared to 2.83% at December 31, 2005.

When a non-performing loan is added to our classified loan list, an impairment analyses is completed to determine expected losses upon final disposition of the property. An adjustment to loss losses reserves is made at that time for any anticipated losses. This analysis is updated quarterly thereafter. Because of the large numbers of foreclosures - according to Forbes, Indiana reported foreclosure rates among the top ten in the nation in 2006 - the court systems frequently have backlogs in scheduling loan hearings. It may take up to two years to move a foreclosed property through the system to the point where we can obtain title to and dispose of it. We attempt to acquire properties through deeds-in-lieu-of-foreclosure if there are no other liens on the properties. In 2005 we acquired 22 properties through foreclosure and an agreement from a borrower to deliver deeds-in-lieu-of-foreclosure on 29 other properties. In 2006 we acquired those 29 properties and an additional 18 properties through foreclosure. As a result, $1.1 million was charged against loan loss reserves for the impairment or disposition of properties in 2006. although we believe we use the best information available to determine the adequacy of our allowance for loan losses, future adjustments to the allowance may be necessary, and net income could be significantly affected if circumstances and/or economic conditions cause substantial changes in the estimates we use in making the determinations about the levels of the allowance for losses. Additionally, various regulatory agencies, as an integral part of their examination process, periodically review our allowance for loan losses. These agencies may require the recognition of additions to the allowance based upon their judgments of information available at the time of their examination.

Shareholders’ equity increased $2.0 million or 6.15% during 2006 primarily as a result of net income of $3.4 million partially offset by our payment of dividends on common stock and the repurchase of 24,500 shares of our stock as part of a stock repurchase plan. Shareholders’ equity to total assets was 9.46% at December 31, 2006 compared to 8.81% at December 31, 2005.

Results of Operations

Our results of operations depend primarily on the levels of net interest income, which is the difference between the interest income earned on loans and securities and other interest earning assets, and the interest expense on deposits and borrowed funds. Our results of operation are also dependent upon the level of our non-interest income, including fee income and service charges, gains or losses on the sale of loans and the level of our non-interest expenses, including general and administrative expenses. Net interest income is dependent upon the volume of interest-earning assets and interest-bearing liabilities and upon the interest rate which is earned or paid on these items. Our results of operations are also affected by the level of the provision for loan losses. We, like other financial institutions, are subject to interest rate risk to the degree that our interest-bearing liabilities mature or reprice at different times, or on a different basis, than our interest-earning assets.

Average Balances, Interest Rates and Yields

The following table presents for the periods indicated the total dollar amount of interest income earned on average interest-earning assets and the resultant yields on such assets, as well as the interest expense paid on average interest-bearing liabilities, and the rates paid on such liabilities. No tax equivalent adjustments were made. All average balances are monthly average balances. Non-accruing loans have been included in the table as loans carrying a zero yield.

	Year Ended December 31,
	2006			2005			2004
	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate
Interest-Earning Assets:
Loans receivable(1)	$323,216	$22,443	6.94%	$329,544	$20,906	6.34%	$302,443	$18,695	6.18%
Mortgage-backed securities	2,274	98	4.31	937	41	4.38	1,355	55	4.06
Other investments	18,527	521	2.81	16,624	371	2.23	19,252	359	1.86
FHLB stock	4,115	201	4.88	4,186	180	4.30	4,044	177	4.38
Total interest-earning assets	348,132	23,263	6.68	351,291	21,498	6.12	327,094	19,286	5.90
Non-interest earning assets	20,635			16,893			16,126
Total assets	$368,767			$368,184			$343,220

Liabilities and Shareholders’ Equity:
Interest-Bearing Liabilities:
Savings deposits	$18,851	164	0.87	$19,084	138	0.72	$19,253	135	0.70
Demand and NOW deposits	56,169	377	0.67	60,553	359	0.59	60,970	363	0.60
Time deposits	187,110	7,280	3.89	183,412	6,106	3.33	164,135	4,830	2.94
Borrowings	70,513	3,321	4.71	70,906	3,061	4.32	67,965	3,088	4.54
Total interest-bearing liabilities	332,649	11,142	3.35	333,955	9,664	2.89	312,323	8,416	2.69
Other liabilities	2,224			2,231			1,727
Total liabilities	334,873			336,186			314,050
Shareholders’ equity	33,894			31,998			29,170
Total liabilities and shareholders’ equity	$368,767			$368,184			$343,220
Net interest income		$12,121			$11,834			$10,870
Net interest rate spread			3.33%			3.23%			3.20%
Net earning assets	$15,483			$17,336			$14,771
Net yield on average interest-earning assets			3.48%			3.37%			3.32%
Average interest-earning assets to average interest-bearing liabilities	1.05x			1.05x			1.05x
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

	Year Ended December 31,
	2005 vs. 2006			2004 vs. 2005
	Increase (Decrease) Due to		Total Increase	Increase (Decrease) Due to		Total Increase
	Volume	Rate	Decrease	Volume	Rate	Decrease
	(In thousands)
Interest-earning assets:
Loans receivable	$(408)	$1,945	$1,537	$1,709	$502	$2,211
Mortgage-backed securities	58	(1)	57	(18)	4	(14)
Other investments	46	104	150	(47)	59	12
FHLB stock	(3)	24	21	6	(3)	3
Total interest-earning assets	$(307)	$2,072	1,765	$1,650	$(562)	2,212

Interest-bearing liabilities:
Savings deposits	$(2)	$28	$26	$(1)	$4	$3
Demand deposits and NOW accounts	(27)	45	18	(2)	(2)	(4)
Time deposits	1256	1,049	1,174	602	674	1,276
Borrowings	(17)	277	260	131	(158)	(27)
Total interest-bearing liabilities	$79	$1,399	$1,478	$730	$518	$1,248

Net interest income			$287			$964

Comparison of Operating Results for the Years Ended December 31, 2006 and December 31, 2005.

General. Net income for the year ended December 31, 2006 was $3.4 million, an increase of $82,000 or 2.51% over net income for the year ended December 31, 2005. This increase was primarily due to a $287,000 increase in net interest income, a $182,000 decrease in the provision for loan losses and a $329,000 increase in non-interest income offset by a $482,000 increase in non-interest expense and a $234,000 increase in income taxes.

Our return on average assets was 0.91% for the year ended 2006, compared to 0.89% for the year ended 2005. Return on equity was 9.88% for the year ended 2006 compared to 10.21% for 2005. During 2006 we paid regular quarterly cash dividends on common stock totaling $1.1 million or $0.68 per share for the year, representing a dividend payout ratio, dividends declared per share divided by diluted net income per share, of approximately 33%.

Net Interest Income. Net interest income for the year ended December 31, 2006 increased $287,000 over the same period in 2005. Our net interest margin (net interest income divided by average interest-earnings assets) increased from 3.36% at December 31, 2005 to 3.48% at December 31, 2006. Most of our variable rate loans adjusting in 2006 adjusted upwards as they are tied to shorter-term indexes and short-term rates have been increasing for the last several years. Interest expenses on deposits and advances increased as well, but because of slower loan growth we had less need to acquire higher rate funding.

Interest income on loans increased $1.5 million for the year ended December 31, 2006 compared to the year ended December 31, 2005. The average volume of loans in our portfolio decreased by $6.3 million while the average yield increased from 6.34% for the year ended December 31, 2005 to 6.94% for the year ended December 31, 2006. We expect to see continued slow to moderate growth in our residential loan portfolio through most of 2007 with steady interest rates and a gradually strengthening local economy but continuing problems with an overbuilt housing market. We expect slow growth in our commercial real estate and commercial business loan production as the new jobs created at Subaru, in health care and at Purdue and Purdue Research Park begin to generate more commercial activity. We intend to keep some of our shorter term fixed rate loans in our portfolio while originating more competitively priced and non-typically structured loans for sale on the secondary market.

Interest income on investments and FHLB stock increased $228,000 for the year ended December 31, 2006 compared to the year ended December 31, 2005. This was primarily due to a $3.2 million increase in average investments as we purchased $5.5 million in mortgage-backed securities to offset some of the shortfall in loan production.

Interest expense for the year ended December 31, 2006 increased $1.5 million over the same period in 2005. This increase was primarily due to an increase in the average rate paid on interest-bearing liabilities from 2.89% in 2005 to 3.35% in 2006 reflecting the generally higher short-term rates over the period. The higher rates were offset slightly by a $1.3 million decrease in average interest-bearing liabilities. $1.2 million of the increase was caused by a $3.7 million increase in the average balance of time accounts and an increase in the average rate from 3.33% to 3.89%. $277,000 of the increase was caused by an increase in the average rate of FHLB advances from 4.32% to 4.71%.

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

More specifically, our analysis of the loan portfolio will begin at the time the loan is originated, at which time each loan is assigned a risk rating. If the loan is a commercial credit, the borrower will also be assigned a similar rating. Loans that continue to perform as agreed will be included in one of ten non-classified loan categories. Portions of the allowance are allocated to loan portfolios in the various risk grades, based upon a variety of factors, including historical loss experience, trends in the type and volume of the loan portfolios, trends in delinquent and non-performing loans, and economic trends affecting our market. Loans no longer performing as agreed are assigned a higher risk rating, eventually resulting in their being regarded as classified loans. A collateral re-evaluation is completed on all classified loans. This process results in the allocation of specific amounts of the allowance to individual problem loans, generally based on an analysis of the collateral securing those loans. These components are added together and compared to the balance of our allowance at the evaluation date.

We recorded a $1.0 million provision for loan losses during 2006 as a result of our analysis of our current loan portfolios, compared to $1.2 million during 2005. The provisions were necessary to maintain the allowance for loan losses at a level considered adequate to absorb losses inherent in the loan portfolio and cover anticipated charge-offs. During the year 2006, we charged $1.1 million against loan loss reserves against 53 loans either written off or taken into other real estate owned in 2006. We expect to obtain possession of many properties in 2007 that are currently in the process of foreclosure. The final disposition of these properties may be expected to result in a loss in some cases. The $1.1 million provision for loan losses in 2006 was considered adequate to cover further charge-offs based on our evaluation and our loan mix.

At December 31, 2006, non-performing assets, consisting of non-performing loans, accruing loans 90 days or more delinquent and other real estate owned, totaled $11.7 million compared to $10.6 million at December 31, 2005. In addition to our non-performing assets, we identified $4.6 million in other loans of concern where information about possible credit problems of borrowers causes management to have doubts as to the ability of the borrowers to comply with present repayment terms and that may result in disclosure of such loans as non-performing assets in the future. The vast majority of these loans, as well as our non-performing assets, are well collateralized.

At December 31, 2006, we believe that our allowance for loan losses was adequate to absorb estimated probable losses inherent in our loan portfolio. Our allowance for losses equaled 0.86% of net loans receivable and 23.72% of non-

performing assets at December 31, 2006, compared to 0.85% and 27.00% at December 31, 2005, respectively.

Non-Interest Income. Non-interest income for the year ended December 31, 2006 increased by $329,000 or 13.11% compared to the same period in 2005. The increase was primarily due to a $343,000 increase in fees on deposit accounts largely the result of our Courtesy Coverage Program that allows qualified customers to overdraw their checking account by up to $500 for a $30 overdraft fee, and from a $94,000 increase in other non-interest income primarily due to an increase in the cash surrender value of bank owned life insurance. The increase was partially offset by a $108,000 decrease in gains on the sale of mortgage loans sold in the secondary market due to a $3.5 million decrease in loans sold.

Non-Interest Expense. Non-interest expense for the year ended December 31, 2006 increased $482,000 over the same period in 2005. The increase was primarily due to a $265,000 increase in salaries and employee benefits due to increased compliance staff and the salary and other costs of acquiring, maintaining and disposing of foreclosed properties.

Income Tax Expense. Our income tax provision increased by $234,000 for the year ended December 31, 2006 compared to the year ended December 31, 2005 primarily due to income earned in 2006.

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

Provision for Loan Losses. We recorded a $1.2 million provision for loan losses during 2005 as a result of our analysis of our current loan portfolios, compared to $500,000 during 2004. We added an additional $450,000 to our loan loss reserves at December 31, 2005, bringing the total allocation in the fourth quarter to $725,000. A total of $328,000 was allocated to a single borrower where we had concerns about the borrower’s liquidity. The increased provision during 2005 was necessary to maintain the allowance for loan losses at a level considered adequate to absorb losses inherent in the loan portfolio and cover anticipated charge-offs. The Office of Thrift Supervision, which completed an examination of the Bank in 2005, also concluded that increased reserves were appropriate. The increase in bankruptcy filings in the fourth quarter of 2005 prior to the change in the bankruptcy laws in October 2005, the increase in unemployment rates in Tippecanoe County and the adverse effect of increased property tax assessments are all indications of a slowdown in the local economy. During the year 2005, we charged $492,000 against loan loss reserves on 29 loans either written off or taken into other real estate owned. The $1.2 million provision for loan losses in 2005 was considered adequate to cover further charge-offs based on our evaluation and our loan mix.

At December 31, 2005 non-performing assets, consisting of non-accruing loans, accruing loans 90 days or more delinquent and other real estate owned, totaled $10.6 million compared to $5.9 million at December 31, 2004. In addition to our non-performing assets, we identified $2.0 million in other loans of concern where known information about possible credit problems of borrowers caused management to have doubts as to the ability of the borrowers to comply with repayment terms and that may result in disclosure of such loans as non-performing assets in the future. The vast majority of these loans, as well as our non-performing assets, were well collateralized.

At December 31, 2005, we believe that our allowance for loan losses was adequate to absorb estimated probable losses inherent in our loan portfolio. Our allowance for losses equaled 0.85% of net loans receivable and 27.00% of non-performing assets at December 31, 2005 compared to 0.65% and 35.38% at December 31, 2004, respectively.

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

Asset/Liability Management

We, like other financial institutions, are subject to interest rate risk to the extent that our interest-bearing liabilities reprice on a different basis than our interest-earning assets. The Office of Thrift Supervision (“OTS”), our primary regulator, supports the use of a net portfolio value (“NPV”) approach to the quantification of interest rate risk. In essence, this approach calculates the difference between the present value of expected cash flows from assets and the present value of expected cash flows from liabilities, as well as cash flows from off-balance-sheet contracts. An NPV ratio in any interest rate scenario, is defined as the NPV in that rate scenario divided by the market value of assets in the same scenario—essentially a market value adjusted capital ratio.

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

Presented below, as of December 31, 2006 and 2005, is an analysis of our interest rate risk as measured by the effect on NPV caused by instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up 300 basis points and down 200 basis points, and compared to our Board policy limits. (One hundred basis points equals one percent.) The Board Limit column indicates the lowest allowable limits for NPV after each interest rate shock. Assumptions used in calculating the amounts in this table are OTS assumptions. No information is provided for a negative 300 basis point shift in interest rates, due to a low prevailing interest rate environment making such scenarios unlikely.

Change in		Board Limit	At December 31, 2006			At December 31, 2005
Interest Rate		Post-shock	Post-shock	Change		Post-shock	Change
(Basis Points)		NPV Ratio	NPV Ratio	(Basis Points)		NPV Ratio	(Basis Points)

300	bp	6.00%	10.38%	(156	) bp	10.16%	(80	) bp
200		7.00	11.25	(68)		10.58	(38)
100		8.00	11.92	(1)		10.87	(8)
0		8.00	11.94	--		10.96	--
-100		8.00	11.96	3		10.74	(22)
-200		7.00	11.92	(2)		10.31	(65)

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

We monitor our cash flow carefully and strive to minimize the level of cash held in low-rate overnight accounts or in cash on hand. We also carefully track the scheduled delivery of loans committed for sale to be added to our cash flow calculations.

Our primary investing activities are the origination of loans and the purchase of securities. During the year ended December 31, 2006, the Bank originated loans totaling $110.5 million and purchased $8.1 million of securities. These activities were funded primarily by principal repayments and prepayments on loans and maturities of investment securities totaling $111.3 million. The proceeds from the sale of loans totaled $16.1 million for the year ended December 31, 2006. There were no security sales in 2005 or 2006.

Because there was a decrease in the balance of loans in our portfolio in 2006, funds from repayments and prepayments on loans and maturities of investment securities were used to cover the runoff in our deposits, primarily time deposits. We currently use, and intend to continue to use, FHLB advances as a source of funding for loans when advantages on interest rate risk matches can be found.

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

Our current internal policy for liquidity is 4%. Our liquidity ratio at December 31, 2006 was 6.09% as a percentage of total assets.

We anticipate that we will have sufficient funds available to meet current loan commitments. At December 31, 2006 we had outstanding commitments to originate loans and available lines of credit totaling $35.8 million and commitments to provide borrowers the funds needed to complete current construction projects in the amount of $4.2 million. Certificates of deposit that will mature in one year or less at December 31, 2006 totaled $131.2 million. Based on our experience, our certificates of deposit have been a relatively stable source of long-term funds as such certificates are generally renewed upon maturity since we have established long-term banking relationships with our customers. Therefore, we believe a significant portion of such deposits will remain with us, although that cannot be assured. An exception to this rule would be the brokered certificates of deposit. $42.5 million of the certificates maturing in one year or less at December 31, 2006 were brokered deposits which will be leaving the bank at maturity.

LSB Financial also has a need for, and sources of liquidity. Liquidity is required to fund our operating expenses and fund stock repurchase programs, as well as for the payment of dividends to shareholders. At December 31, 2006, LSB Financial had $46,000 in liquid assets on hand. The primary source of liquidity on an ongoing basis is dividends from Lafayette Savings. Dividends totaling $1.0 million were paid from the Bank to LSB Financial during the year ended December 31, 2006. For the year ended December 31, 2006, LSB Financial paid dividends to shareholders totaling $1.1 million.

Regulatory agencies have established capital adequacy standards which are used in their monitoring and control of the industry. These standards relate capital to levels of risk by assigning different weightings to assets and certain off-balance-sheet activity. As shown in Note 11 to the Consolidated Financial Statements (“Regulatory Matters”), our capital levels exceed the requirements to be considered well capitalized at December 31, 2006.

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

See Note 16 to the Consolidated Financial Statements regarding off-balance-sheet commitments.

Contractual Obligations

The Company’s contractual obligations as of December 31, 2006 are summarized in the following table.

	Payments due by period

		Less than	2 to 3	4 to 5	More
Contractual Obligations	Total	1 year	years	years	than 5 years
Long Term Debt (1)	$76,618	$32,862	$25,756	$18,000	$0
Capital Leases (2)
Operating Leases (3)	540	360	180
Purchase Obligations (4)
Dividends Declared (5)
Total (6)	$77,158	$33,222	$25,936	$18,000	$0

(1)	Long term debt includes FHLB advances and subordinated debentures.
(2)	LSB Financial Corp. had no capital leases.
(3)	Operating leases includes a contract for data processing services.
(4)	LSB Financial Corp. had no outstanding purchase obligations.
(5)	LSB Financial Corp. had no outstanding dividends declared.
(6)	For information regarding the contractual maturities of deposit liabilities, which are not included in the above table, see Note 7 to the Consolidated Financial Statements (“Deposits”).

Impact of Accounting Changes

Future Accounting Matters

In March 2006, the FASB issued Statement of Financial Accounting Standards No. 156 (SFAS No. 156), Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, which requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable and permits the entities to elect either fair value measurement with changes in fair value reflected in earnings or the amortization and impairment requirements of SFAS No. 140 for subsequent measurement. The subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value eliminates the necessity for entities that manage the risks inherent in servicing assets and servicing liabilities with derivatives to qualify for hedge accounting treatment and eliminates the characterization of declines in fair value as impairments or direct write-downs. SFAS No. 156 is effective for the Company beginning January 1, 2007. We have evaluated the requirements of SFAS No. 156 and determined that it will not have a material effect on our financial condition or results of operations.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting standards, and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We do not expect that the adoption of SFAS No. 157 will have a material impact on our financial condition or results of operations.

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of SFAS No. 109, Accounting for Income Taxes (Interpretation No. 48). Interpretation No. 48 clarifies the accounting for uncertainty in income taxes in financial statements and prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Interpretation No. 48 is effective for the Company beginning January 1, 2007. We have evaluated the requirements of Interpretation No. 48 and determined that it will not have a material effect on our financial condition or results of operations.

In September 2006, the SEC Staff issued Staff Accounting Bulletin (“SAB”) No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, which addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB No. 108 will require registrants to quantify misstatements using both the balance sheet and income statement approaches and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. When the effect of initial adoption is determined to be material, SAB No. 108 allows registrants to record that effect as a cumulative effect adjustment to beginning retained earnings. The requirements are effective for the Company beginning January 1, 2007. We have evaluated the requirements of SAB No. 108 and determined that it will not have a material effect on our financial condition or results of operations.

In September 2006, the Emerging Issues Task Force Issue 06−4 (EITF 06-4), Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split−Dollar Life Insurance Arrangements, was ratified. EITF 06-4 addresses accounting for separate agreements which split life insurance policy benefits between an employer and employee. EITF 06-4 requires the employer to recognize a liability for future benefits payable to the employee under these agreements. The effects of applying EITF 06-4 must be recognized through either a change in accounting principle through an adjustment to equity or through the retrospective application to all prior periods. For calendar year companies, EITF 06-4 is effective beginning January 1, 2008. Early adoption is permitted as of January 1, 2007. We do not intend to adopt EITF 06-4 until the January 1, 2008 effective date. We do not expect the adoption of EITF 06-4 to have a material effect on our consolidated financial statements.

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

Quarterly Results of Operations

Quarter Ending	Interest Income	Interest Expense	Net Interest Income	Provision For Loan Losses	Net Income	Basic Earnings Per Share	Diluted Earnings Per Share
2006
March	$5,786	$2,665	$3,121	$150	$908	$0.56	$0.56
June	5,724	2,704	3,020	250	828	0.51	0.50
September	5,924	2,832	3,092	318	867	0.53	0.53
December	5,829	2,941	2,888	300	747	0.47	0.46
	$23,263	$11,142	$12,121	$1,018	$3,350

2005
March	$5,122	$2,245	$2,877	$175	$767	$0.49	$0.48
June	5,299	2,348	2,951	125	893	0.55	0.54
September	5,469	2,467	3,002	175	934	0.58	0.57
December	5,608	2,604	3,004	725	674	0.42	0.41
	$21,498	$9,664	$11,834	$1,200	$3,268

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

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Stockholders
LSB Financial Corp.
Lafayette, Indiana

We have audited the accompanying consolidated balance sheets of LSB Financial Corp. as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LSB Financial Corp. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Indianapolis, Indiana
March 12, 2007

LSB Financial Corp.
Consolidated Balance Sheets
December 31, 2006 and 2005
(Dollars in Thousands, Except Per Share Data)

Assets

	2006	2005
Cash and due from banks	$1,391	$1,697
Short-term investments	8,336	7,687
Cash and cash equivalents	9,727	9,384
Available-for-sale securities	16,316	11,611
Loans held for sale	992	—
Loans, net of allowance for loan losses of $2,770 and $2,852	316,699	330,971
Premises and equipment, net	6,600	6,813
Federal Home Loan Bank stock	3,997	4,197
Interest receivable and other assets	8,688	6,973
Bank owned life insurance	5,381	2,715
Total assets	$368,400	$372,664
Liabilities and Stockholders’ Equity
Liabilities
Deposits	$255,304	$265,993
Federal Home Loan Bank advances	76,618	72,033
Interest payable and other liabilities	1,638	1,817
Total liabilities	333,560	339,843
Commitments and Contingencies
Stockholders’ Equity
Common stock, $.01 par value; authorized 7,000,000 shares; issued and outstanding 2006 - 1,603,209 shares, 2005 - 1,547,806 shares	15	15
Additional paid-in capital	12,227	10,565
Retained earnings	22,623	22,402
Unearned recognition and retention plan (RRP) shares	—	(22)
Unearned ESOP compensation	—	(49)
Accumulated other comprehensive loss	(25)	(90)
Total stockholders’ equity	34,840	32,821
Total liabilities and stockholders’ equity	$368,400	$372,664

See Notes to Consolidated Financial Statements

LSB Financial Corp.
Consolidated Statements of Income
Years Ended December 31, 2006, 2005 and 2004
(Dollars in Thousands, Except Per Share Data)

	2006	2005	2004
Interest and Dividend Income
Loans	$22,443	$20,906	$18,695
Securities
Taxable	501	334	384
Tax-exempt	192	162	148
Other	127	96	59
Total interest and dividend income	23,263	21,498	19,286
Interest Expense
Deposits	7,821	6,603	5,328
Borrowings	3,321	3,061	3,088
Total interest expense	11,142	9,664	8,416
Net Interest Income	12,121	11,834	10,870
Provision for Loan Losses	1,018	1,200	500
Net Interest Income After Provision for Loan Losses	11,103	10,634	10,370
Noninterest Income
Deposit account service charges and fees	1,766	1,423	889
Net gains on loan sales	214	322	593
Net realized gains on sales of available-for-sale securities	—	—	11
Other	858	764	747
Total noninterest income	2,838	2,509	2,240
Noninterest Expense
Salaries and employee benefits	4,590	4,325	4,190
Net occupancy and equipment expense	1,205	1,081	1,136
Computer service	425	428	371
Advertising	297	369	279
Other	2,076	1,908	1,578
Total noninterest expense	8,593	8,111	7,554
Income Before Income Tax	5,348	5,032	5,056
Provision for Income Taxes	1,998	1,764	1,792
Net Income	$3,350	$3,268	$3,264
Basic Earnings Per Share	$2.08	$2.03	$2.10
Diluted Earnings Per Share	$2.07	$2.02	$2.03

See Notes to Consolidated Financial Statements

LSB Financial Corp.
Consolidated Statements of Stockholders’ Equity
Years Ended December 31, 2006, 2005 and 2004
(Dollars in Thousands, Except Per Share Data)

					Accumulated
					Other
		Additional		Benefit	Comprehensive
	Common	Paid-in	Retained	Plans	Income
	Stock	Capital	Earnings	Compensation	(Loss)	Total
Balance, January 1, 2004	14	8,020	19,841	(239)	91	27,727
Comprehensive income
Net income			3,264			3,264
Change in unrealized appreciation (depreciation) on available-for-sale securities, net of taxes					(97)	(97)
Total comprehensive income						3,167
Dividends on common stock, $.53 per share			(801)			(801)
Purchase and retirement of stock (6,615 shares)		(168)				(168)
Stock options exercised (20,050 shares)		140				140
Tax benefit related to stock options exercised and RRP		60				60
Amortization of RRP expense				29		29
ESOP shares earned		183		56		239
Balance, December 31, 2004	14	8,235	22,304	(154)	(6)	30,393
Comprehensive income
Net income			3,268			3,268
Change in unrealized appreciation (depreciation) on available-for-sale securities, net of taxes					(84)	(84)
Total comprehensive income						3,184
5% stock dividend on common stock	1	2,228	(2,229)			—
Dividends on common stock, $.64 per share			(941)			(941)
Purchase and retirement of stock (32,087 shares)		(860)				(860)
Stock options exercised (89,484 shares)		329				329
Tax benefit related to stock options exercised and RRP		440				440
Amortization of RRP expense				29		29
ESOP shares earned		193		54		247
Balance, December 31, 2005	15	10,565	22,402	(71)	(90)	32,821
Reclassification of unearned compensation upon adoption of SFAS 123(R)		(22)		22		—
Comprehensive income
Net income			3,350			3,350
Change in unrealized appreciation (depreciation) on available-for-sale securities, net of taxes					65	65
Total comprehensive income						3,415
5% stock dividend on common stock	1	2,074	(2,075)			—
Dividends on common stock, $.68 per share			(1,054)			(1,054)
Purchase and retirement of stock (24,500 shares)	(1)	(682)				(683)
Stock options exercised (3,114 shares)		51				51
Tax benefit related to stock options exercised and RRP		2				2
Amortization of stock option compensation		25				25
Amortization of RRP expense		22				22
ESOP shares earned		192		49		241
Balance, December 31, 2006	$15	$12,227	$22,623	$0	$(25)	$34,840

See Notes to Consolidated Financial Statements

LSB Financial Corp.
Consolidated Statements of Cash Flows
Years Ended December 31, 2006, 2005 and 2004
(Dollars in Thousands, Except Per Share Data)

	2006	2005	2004
Operating Activities
Net income	$3,350	$3,268	$3,264
Items not requiring (providing) cash
Depreciation	488	420	506
Provision for loan losses	1,018	1,200	500
Amortization of premiums and discounts on securities	44	42	205
Deferred income taxes	124	(503)	270
Federal Home Loan Bank stock dividend	—	(87)	(182)
ESOP - shares earned	241	247	239
Gain on sale of loans	(134)	(130)	(339)
Loans originated for sale	(16,953)	(18,013)	(28,904)
Proceeds on loans sold	16,095	19,193	28,996
Compensation cost of stock options	25	—	—
Changes in
Interest receivable and other assets	(2,024)	(561)	(1,080)
Interest payable and other liabilities	(179)	603	92
Net cash provided by operating activities	2,095	5,679	3,567
Investing Activities
Purchases of available-for-sale securities	(8,112)	(4,209)	(2,684)
Proceeds from maturities of available-for-sale securities	3,471	364	7,064
Proceeds from the sales of available-for-sale securities	---	—	1,366
Net change in loans	13,254	(14,294)	(41,614)
Purchase of premises and equipment	(275)	(484)	(156)
Reclamation of Federal Home Loan Bank Stock	200	—	—
Purchase of life insurance policies	(2,500)	—	—
Net cash provided by (used in) investing activities	6,038	(18,623)	(36,024)
Financing Activities
Net change in demand deposits, money market, NOW and savings accounts	(1,835)	(6,110)	5,776
Net change in certificates of deposit	(8,854)	15,472	25,369
Proceeds from Federal Home Loan Bank advances	65,000	58,500	28,500
Repayment of Federal Home Loan Bank advances	(60,415)	(53,275)	(26,543)
Proceeds from stock options exercised	51	329	140
Repurchase of stock	(683)	(860)	(168)
Dividends paid	(1,054)	(941)	(801)
Net cash provided by (used in) financing activities	(7,790)	13,115	32,273
Increase (Decrease) in Cash and Cash Equivalents	343	171	(184)
Cash and Cash Equivalents, Beginning of Year	9,384	9,213	9,397
Cash and Cash Equivalents, End of Year	$9,727	$9,384	$9,213
Supplemental Cash Flows Information
Interest paid	$11,067	$9,744	$8,426
Income taxes paid	2,036	1,172	1,781
Supplemental Non-Cash Disclosures
Capitalization of mortgage servicing rights	$80	$192	$254

See Notes to Consolidated Financial Statements

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004
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
December 31, 2006, 2005 and 2004
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
December 31, 2006, 2005 and 2004
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
December 31, 2006, 2005 and 2004
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

Stock Options

At December 31, 2006, the Company has a stock-based employee compensation plan, which is described more fully in Note 13. Prior to 2006, the Company accounted for this plan under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. Accordingly, in 2005, no stock-based employee compensation cost is reflected in net income, as all options granted under this plan had an exercise price equal to the market value of the underlying common stock at the grant date.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123R, Share-Based Payment. The Company selected the modified prospective application. Accordingly, after January 1, 2006, the Company began expensing the fair value of stock options granted, modified, repurchased or cancelled.

	Year Ended December 31
	2005	2004
Net income, as reported	$3,268	$3,264
Less: Total stock-based employee compensation cost determined under the fair value based method, net of income taxes	(44)	(25)
Pro forma net income	$3,224	$3,239
Earnings per share:
Basic - as reported	$2.03	$2.10
Basic - pro forma	2.00	2.09
Diluted - as reported	2.02	2.03
Diluted - pro forma	1.99	2.01

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004
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

Earnings Per Share

Earnings per share have been computed based upon the weighted-average common shares outstanding during each year. Unearned ESOP shares and RRP shares which have not vested have been excluded from the computation of average shares outstanding. During 2006 and 2005, the Company paid a five percent stock dividend. Accordingly, all share and per share data have been restated to reflect the stock dividend for all years presented.

Operating Segments

While the chief decision-makers monitor the revenue streams of the various products and services, the identifiable segments are not material and operations are managed and financial performance is evaluated on a Company-wide basis. Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable operating segment.

Reclassifications

Certain reclassifications have been made to the 2005 and 2004 financial statements to conform to the 2006 financial statement presentation. These reclassifications had no effect on net income.

Note 2:	Restriction on Cash and Due From Banks

The Bank is required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank. The reserve required at December 31, 2006 was $1,006.

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Dollars in Thousands, Except Per Share Data)

Note 3:	Securities

The amortized cost and approximate fair values of securities are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Fair Value
Available-for-sale Securities:
December 31, 2006
U. S. Government sponsored agencies	$3,172	$2	$(15)	$3,159
Mortgage-backed securities	5,912	24	(7)	5,929
State and political subdivision	7,273	9	(54)	7,228
	$16,357	$35	$(76)	$16,316
December 31, 2005
U. S. Government sponsored agencies	$4,544	$—	$(64)	$4,480
Mortgage-backed securities	786	1	(17)	770
State and political subdivision	6,431	4	(74)	6,361
	$11,761	$5	$(155)	$11,611

The amortized cost and fair value of available-for-sale securities at December 31, 2006, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
Within one year	$2,959	$2,940
One to five years	3,863	3,819
Five to ten years	2,250	2,256
After ten years	1,373	1,372
	10,445	10,387
Mortgage-backed securities	5,912	5,929
Totals	$16,357	$16,316

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Dollars in Thousands, Except Per Share Data)

Gross gains of $0, $0 and $11 resulting from sales of available-for-sale securities were realized for 2006, 2005 and 2004, respectively, less tax expense of $4 in 2004.

Certain investments in debt securities are reported in the financial statements at an amount less than their historical cost. Total fair value of these investments at December 31, 2006 and 2005 was $7,294 and $10,204, which is approximately 45% and 88% of the Company’s available-for-sale investment portfolio. These declines primarily resulted from recent increases in market interest rates.

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

The following table shows our investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2006:

	Less than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U. S. Government sponsored agencies	$—	$—	$2,159	$(15)	$2,159	$(15)
Mortgage-backed securities	—	—	450	(7)	450	(7)
State and political subdivisions	1,284	(5)	3,401	(49)	4,685	(54)
Total temporarily impaired securities	$1,284	$(5)	$6,010	$(71)	$7,294	$(76)

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

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Dollars in Thousands, Except Per Share Data)

Note 4:	Loans and Allowance for Loan Losses

Categories of loans at December 31, include:

	2006	2005
Real Estate
One-to-four family residential	$141,052	$136,981
Multi-family residential	30,160	40,095
Commercial real estate	74,710	83,834
Construction and land development	37,695	36,096
Commercial	20,935	20,180
Consumer and other	3,253	2,834
Home equity lines of credit	16,276	19,786
Total loans	324,081	339,806
Less
Net deferred loan fees, premiums and discounts	(445)	(475)
Undisbursed portion of loans	(4,167)	(5,508)
Allowance for loan losses	(2,770)	(2,852)
Net loans	$316,699	$330,971

Activity in the allowance for loan losses was as follows:

	2006	2005	2004
Balance, beginning of year	$2,852	$2,095	$3,098
Provision charged to expense	1,018	1,200	500
Losses charged off, net of recoveries of $49 for 2006, $49 for 2005 and $17 for 2004	(1,100)	(443)	(1,503)
Balance, end of year	$2,770	$2,852	$2,095

Impaired loans totaled $6,829 and $5,864 at December 31, 2006 and 2005, respectively. An allowance for loan losses of $387 and $368 relates to impaired loans of $6,682 and $5,864 at December 31, 2006 and 2005, respectively.

Interest of $254, $169 and $140 was recognized on average impaired loans of $5,486, $3,268 and $4,454 for 2006, 2005 and 2004, respectively. Interest of $224, $25 and $99 was recognized on impaired loans on a cash basis during 2006, 2005 and 2004, respectively.

At December 31, 2006 and 2005, accruing loans delinquent 90 days or more totaled $147 and $127, respectively. Non-accruing loans at December 31, 2006 and 2005 were $7,364 and $8,432, respectively.

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Dollars in Thousands, Except Per Share Data)

Note 5:	Premises and Equipment

Major classifications of premises and equipment, stated at cost, are as follows:

	2006	2005
Land	$1,326	$1,326
Buildings and improvements	6,367	6,433
Equipment	3,408	3,068
	11,101	10,827
Less accumulated depreciation	(4,501)	(4,014)
Net premises and equipment	$6,600	$6,813

Note 6:	Loan Servicing

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of mortgage loans serviced for others was $148,771 and $157,551 at December 31, 2006 and 2005, respectively.

The aggregate fair value of capitalized mortgage servicing rights at December 31, 2006, 2005 and 2004 approximated the carrying value. Comparable market values and a valuation model that calculates the present value of future cash flows were used to estimate fair value. For purposes of measuring impairment, risk characteristics including product type, investor type, and interest rates, were used to stratify the originated mortgage servicing rights.

	2006	2005	2004
Mortgage servicing rights
Balance, beginning of year	$1,323	$1,312	$1,373
Additions	80	192	254
Direct write-downs	—	—	(50)
Amortization of servicing rights	(142)	(181)	(265)
Balance, end of year	$1,261	$1,323	$1,312

Activity in the valuation allowance for mortgage servicing rights was as follows:

	2006	2005	2004
Balance, beginning of year	$—	$—	$153
Additions	—	—	—
Reductions	—	—	(153)
Balance, end of year	$—	$—	$—

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Dollars in Thousands, Except Per Share Data)

Note 7:	Deposits

Deposits at year-end are summarized as follows:

	2006		2005
	Amount	Percent	Amount	Percent
Non interest-bearing deposits	$18,358	7.19%	$18,401	6.92%
NOW accounts	38,153	14.94	40,076	15.07
Savings accounts	18,764	7.35	18,633	7.00
	75,275	29.48	77,110	28.99
Certificates of deposit
0.00% to 1.99%	642	0.25	4,727	1.78
2.00% to 3.99%	90,877	35.60	125,744	47.27
4.00% to 5.99%	88,493	34.66	58,395	21.95
6.00% to 7.99%	17.01		17.01
	180,029	70.52	188,883	71.01
	$255,304	100.00%	$265,993	100.00%

At December 31, 2006, scheduled maturities of certificates of deposit are as follows:

2007	$131,232
2008	35,368
2009	8,949
2010	3,990
Thereafter	490
$180,029

Time deposits of $100 or more, including brokered deposits, were $101,811 and $106,159 at December 31, 2006 and 2005.

Deposits from related parties held by the Company at December 31, 2006 and 2005 totaled $1,535 and $1,601, respectively.

Total brokered deposits totaled approximately $65,617 and $67,138 at December 31, 2006 and 2005, respectively.

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Dollars in Thousands, Except Per Share Data)

Note 8:	Federal Home Loan Bank Advances

Federal Home Loan Bank advances totaled $76,618 and $72,033 at December 31, 2006 and 2005. At December 31, 2006, the advances range in interest rates from 3.37% to 6.73% and are secured by mortgage loans totaling $129,808.

Aggregate annual maturities of the advance at December 31, 2006, are:

2007	$32,862
2008	15,256
2009	10,500
2010	15,500
Thereafter	2,500
$76,618

Advances totaling $18,500 may, at certain dates, be converted to adjustable rate advances by the FHLB. If converted, the advances may be prepaid without penalty.

Note 9:	Income Taxes

The provision for income taxes includes these components:

	2006	2005	2004
Taxes currently payable	$1,874	$2,267	$1,522
Deferred income taxes	124	(503)	270
Income tax expense	$1,998	$1,764	$1,792

A reconciliation of income tax expense at the statutory rate to the Company’s actual income tax expense is shown below:

	2006	2005	2004
Computed at the statutory rate (34%)	$1,818	$1,712	$1,719
Increase (decrease) resulting from
Tax exempt interest	(60)	(50)	(46)
Tax credits	—	(24)	(42)
State income taxes	214	214	246
ESOP expense	65	66	62
Other	(39)	(154)	(147)
Actual tax expense	$1,998	$1,764	$1,792

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Dollars in Thousands, Except Per Share Data)

The tax effects of temporary differences related to deferred taxes shown on the balance sheets were:

	2006	2005
Deferred tax assets
Allowance for loan losses	$1,076	$1,134
Non-accrual loan income	92	270
Unrealized loss on available-for-sale securities	17	60
Deferred compensation and benefits	113	100
	1,298	1,564
Deferred tax liabilities
Depreciation	364	399
Mortgage servicing rights	531	557
FHLB stock dividends	164	172
Other	141	171
	1,200	1,299
Net deferred tax asset	$98	$265

Retained earnings at December 31, 2006 and 2005, include approximately $1,861 for which no deferred federal income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which would be subject to the then-current corporate income tax rate. The deferred income tax liabilities on the preceding amounts that would have been recorded if they were expected to reverse into taxable income in the foreseeable future were approximately $737 at December 31, 2006 and 2005.

Note 10:	Other Comprehensive Income (Loss)

Other comprehensive loss components and related taxes were as follows:

	2006	2005	2004
Unrealized losses on available-for-sale securities	$108	$(139)	$(157)
Less: reclassification adjustment for gain realized in the income state, net of tax expense of $0, $0 and $4, respectively	—	—	7
Net unrealized losses on available-for-sale securities	108	(139)	(164)
Tax benefit	43	(55)	(67)
Other comprehensive loss	$65	$(84)	$(97)

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004
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

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below). Management believes, as of December 31, 2006 and 2005, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2006, the most recent notification from the Office of Thrift Supervision categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank’s category.

The Bank’s actual capital amounts and ratios are also presented in the table.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2006
Total risk-based capital (to risk-weighted assets)	$36,533	13.0%	$22,532	8.0%	$28,164	10.0%
Tier I capital (to risk-weighted assets)	34,037	12.1	11,266	4.0	16,899	6.0
Tier I capital (to adjusted total assets)	34,037	9.2	11,055	3.0	18,425	5.0
Tier I capital (to adjusted tangible assets)	34,037	9.2	7,370	2.0	N/A	N/A
Tangible capital (to adjusted tangible assets)	34,037	9.2	5,527	1.5	N/A	N/A
As of December 31, 2005
Total risk-based capital (to risk-weighted assets)	$34,001	11.7%	$23,187	8.0%	$28,984	10.0%
Tier I capital (to risk-weighted assets)	31,306	10.8	11,594	4.0	17,390	6.0
Tier I capital (to adjusted total assets)	31,306	8.4	11,163	3.0	18,606	5.0
Tier I capital (to adjusted tangible assets)	31,306	8.4	7,442	2.0	N/A	N/A
Tangible capital (to adjusted tangible assets)	31,306	8.4	5,582	1.5	N/A	N/A

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Dollars in Thousands, Except Per Share Data)

The Bank is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval. At December 31, 2006, approximately $993 of retained earnings were available for dividend declaration without prior regulatory approval.

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

ESOP expense for the years ended December 31, 2006, 2005 and 2004 was $241, $247 and $239, respectively.

	2006	2005	2004
Allocated shares	97,303	97,991	88,081
Shares released for allocation	9,320	10,513	10,225
Unearned shares	—	9,320	19,858
Total ESOP shares	106,623	117,824	118,164
Fair value of unearned shares at December 31	$—	$245	$468

The LSB Recognition and Retention Plan (RRP) has awarded stock to certain officers and directors of the Company. Stock awarded under the RRP is restricted as to certain rights at the time of issuance. These restrictions are removed over a 5-year period. If an employee leaves LSB prior to vesting, the remaining restricted shares are returned to the Company. During 2006 and 2005, no shares were forfeited by RRP participants. The cost of awarded shares is amortized over the vesting period. Expense recorded for the RRP totaled $22, $29 and $29 for 2006, 2005 and 2004.

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Dollars in Thousands, Except Per Share Data)

Note 13:	Stock Option Plan

The Company’s Incentive Stock Option Plan (the Plan), which is shareholder approved, permits the grant of stock options to its directors, officers and other key employees. The Plan authorized the grant of options for up to 238,050 shares of the Company’s common stock, which generally vest at a rate of 20 percent a year and have a 10-year contractual term. The Company believes that such awards better align the interests of its directors and employees with those of its shareholders. Option awards are generally granted with an exercise price equal to the market price of the Company’s stock at the date of grant. Certain option awards provide for accelerated vesting if there is a change in control (as defined in the Plans). The Company generally issues shares from its authorized shares to satisfy option exercises.

The fair value of each option award is estimated on the date of grant using a binomial option valuation model that uses the assumptions noted in the following table. Expected volatility is based on historical volatility of the Company’s stock and other factors. The Company uses historical data to estimate option exercise and employee termination within the valuation model. The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

	2005	2004

Weighted-average volatility	.19%	.20%
Expected dividends	2.45%	2.52%
Expected term (in years)	7-9	7-9
Risk-free rate	6.46%	5.03%

A summary of option activity under the Plan as of December 31, 2006, and changes during the years then ended, is presented below:

	2006
	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding, beginning of year	47,643	$17.83
Granted	—	—
Exercised	(3,114)	16.37
Forfeited or expired	(955)	23.24

Outstanding, end of year	43,575	$18.34	5.78 years	$269
Exercisable, end of year	27,494	$15.84	4.69 years	$238

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Dollars in Thousands, Except Per Share Data)

The weighted-average grant-date fair value of options granted during the years 2006, 2005 and 2004 was $0, $6.15 and $4.79, respectively. The total intrinsic value of options exercised during the years ended December 31, 2006, 2005 and 2004, was $33, $1,500 and $325, respectively.

As of December 31, 2006, there was $24 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 3 years.

During 2006, the Company recognized $25 of share-based compensation expense and $2 of tax benefit related to the share based compensation expense.

Note 14:	Earnings Per Share

Earnings per share (EPS) were computed as follows:

	Year Ended December 31, 2006
	Income	Weighted- Average Shares	Per Share Amount
Net income	$3,350	1,607,315
Basic earnings per share
Income available to common stockholders			$2.08
Effect of dilutive securities
Stock options		11,317
Diluted earnings per share
Income available to common stockholders and assumed conversions	$3,350	1,618,632	$2.07

There were no options outstanding at December 31, 2006 that were considered anti-dilutive.

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Dollars in Thousands, Except Per Share Data)

	Year Ended December 31, 2005
	Income	Weighted- Average Shares	Per Share Amount
Net income	$3,268	1,609,573
Basic earnings per share
Income available to common stockholders			$2.03
Effect of dilutive securities
Stock options		12,470
Diluted earnings per share
Income available to common stockholders and assumed conversions	$3,268	1,622,043	$2.02

There were no options outstanding at December 31, 2005 that were considered anti-dilutive.

	Year Ended December 31, 2004
	Income	Weighted- Average Shares	Per Share Amount
Net income	$3,264	1,554,257
Basic earnings per share
Income available to common stockholders			$2.10
Effect of dilutive securities
Stock options		56,024
Diluted earnings per share
Income available to common stockholders and assumed conversions	$3,264	1,610,281	$2.03

There were no options outstanding at December 31, 2004 that were considered anti-dilutive.

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004
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

	December 31, 2006		December 31, 2005
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets
Cash and cash equivalents	$9,727	$9,727	$9,384	$9,384
Available-for-sale securities	16,316	16,316	11,611	11,611
Loans including loans held for sale, net of allowance for loan losses	317,691	318,597	330,971	330,643
Federal Home Loan Bank stock	3,997	3,997	4,197	4,197
Interest receivable	1,834	1,834	1,663	1,663
Financial liabilities
Deposits	255,304	253,863	265,993	263,443
Federal Home Loan Bank advances	76,618	76,485	72,033	72,077
Interest payable	498	498	416	416

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
December 31, 2006, 2005 and 2004
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

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Dollars in Thousands, Except Per Share Data)

At year-end, these financial instruments are summarized as follows:

	2006	2005
Commitments to extend credit
Fixed rate	$2,068	$7,891
Variable rate	2,067	4,058
Unused portions of lines of credit	35,869	46,264
Letters of credit	566	2,561

The commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established under the contract. Generally, such commitments are for no more than 60 days. At December 31, 2006, the fixed rate loan commitments were at rates ranging from 5.63% to 6.63%. Unused portions of lines of credit include balances available on commercial and home equity loans and are variable rate.

Note 17:	Condensed Financial Information (Parent Company Only)

Presented below is condensed financial information as to financial position, results of operations and cash flows of the Company:

Condensed Balance Sheets
	December 31
	2006	2005
Assets
Cash	$46	$646
Securities available-for-sale	195	205
Loan to ESOP	—	69
Investment in the Bank	34,012	31,216
Other assets	607	731
Total assets	$34,860	$32,867
Liabilities	$20	$46
Stockholders' Equity	34,840	32,821
Total liabilities and stockholders' equity	$34,860	$32,867

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Dollars in Thousands, Except Per Share Data)

Condensed Statements of Income
	Year Ending December 31
	2006	2005	2004
Income
Dividends from the Bank	$1,007	$2,158	$675
Other income	12	12	13
Total income	1,019	2,170	688
Expenses	(221)	(224)	(202)
Income Before Income Tax and Equity in Undistributed Income of Subsidiaries	798	1,946	486
Income Tax Benefit	108	89	79
Income Before Equity in Undistributed Income of Subsidiaries	906	2,035	565
Equity in Undistributed Income of Subsidiaries	2,444	1,233	2,699
Net Income	$3,350	$3,268	$3,264

Condensed Statements of Cash Flows
	Year Ending December 31
	2006	2005	2004
Operating Activities
Net income	$3,350	$3,268	$3,264
Equity in undistributed income of the Bank	(2,444)	(1,233)	(2,699)
Change in other assets	98	(42)	146
Net cash provided by operating activities	1,004	1,993	711
Investing Activities
Proceeds from paydowns of securities	10	9	8
Proceeds from ESOP loan repayment	69	68	69
Net cash provided by investing activities	79	77	77
Financing Activities
Dividends paid	(1,054)	(941)	(801)
Stock options exercised	53	329	140
Repurchase of stock	(682)	(860)	(168)
Net cash used in financing activities	(1,683)	(1,472)	(829)
Net Change in Cash	(600)	598	(41)
Cash at Beginning of Year	646	48	89
Cash at End of Year	$46	$646	$48

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Dollars in Thousands, Except Per Share Data)

Note 18:	Recent Accounting Pronouncements

Future Accounting Matters

In March 2006, the FASB issued Statement of Financial Accounting Standards No. 156 (SFAS No. 156), Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, which requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable and permits the entities to elect either fair value measurement with changes in fair value reflected in earnings or the amortization and impairment requirements of SFAS No. 140 for subsequent measurement. The subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value eliminates the necessity for entities that manage the risks inherent in servicing assets and servicing liabilities with derivatives to qualify for hedge accounting treatment and eliminates the characterization of declines in fair value as impairments or direct write−downs. SFAS No. 156 is effective for the Company beginning January 1, 2007. We have evaluated the requirements of SFAS No. 156 and determined that it will not have a material effect on our financial condition or results of operations.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting standards, and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after

November 15, 2007, and interim periods within those fiscal years. We do not expect that the adoption of SFAS No. 157 will have a material impact on our financial condition or results of operations.

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of SFAS No. 109, Accounting for Income Taxes (Interpretation No. 48). Interpretation No. 48 clarifies the accounting for uncertainty in income taxes in financial statements and prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Interpretation No. 48 is effective for the Company beginning January 1, 2007. We have evaluated the requirements of Interpretation No. 48 and determined that it will not have a material effect on our financial condition or results of operations.

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Dollars in Thousands, Except Per Share Data)

In September 2006, the SEC Staff issued Staff Accounting Bulletin (“SAB”) No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, which addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB No. 108 will require registrants to quantify misstatements using both the balance sheet and income−statement approaches and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. When the effect of initial adoption is determined to be material, SAB No. 108 allows registrants to record that effect as a cumulative effect adjustment to beginning retained earnings. The requirements are effective for the Company beginning January 1, 2007. We have evaluated the requirements of SAB No. 108 and determined that it will not have a material effect on our financial condition or results of operations.

In September 2006, the Emerging Issues Task Force Issue 06−4 (EITF 06-4), Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split−Dollar Life Insurance Arrangements, was ratified. EITF 06-4 addresses accounting for separate agreements which split life insurance policy benefits between an employer and employee. The Issue requires the employer to recognize a liability for future benefits payable to the employee under these agreements. The effects of applying EITF 06-4 must be recognized through either a change in accounting principle through an adjustment to equity or through the retrospective application to all prior periods. For calendar year companies, EITF 06-4 is effective beginning January 1, 2008. Early adoption is permitted as of January 1, 2007. We do not expect the adoption of EITF 06-4 to have a material effect on our consolidated financial statements.

On February 15, 2007, the FASB issued its Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115. FAS 159 permits entities to elect to report most financial assets and liabilities at their fair value with changes in fair value included in net income. The fair value option may be applied on an instrument-by-instrument or instrument class-by-class basis. The option is not available for deposits, withdrawable on demand, pension plan assets and obligations, leases, instruments classified as stockholders’ equity, investments in consolidated subsidiaries and variable interest entities and certain insurance policies. The new standard is effective at the beginning of the Company’s fiscal year beginning January 1, 2008, and early application may be elected in certain circumstances. The Company expects to first apply the new standard at the beginning of its 2008 fiscal year. The Company is currently evaluating and has not yet determined the impact the new standard is expected to have on its financial position, results of operations or cash flows.

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Dollars in Thousands, Except Per Share Data)

Note 19:	Quarterly Results of Operations (Unaudited)

Quarter Ending	Interest Income	Interest Expense	Net Interest Income	Provision for Loan Losses	Net Income	Basic Earnings Per Share	Diluted Earnings Per Share
2006
March	$5,786	$2,665	$3,121	$150	$908	0.56	0.56
June	5,724	2,704	3,020	250	828	0.51	0.50
September	5,924	2,832	3,092	318	867	0.53	0.53
December	5,829	2,941	2,888	300	747	0.47	0.46
	$23,263	$11,142	$12,121	$1,018	$3,350
2005
March	$5,122	$2,245	$2,877	$175	$767	0.49	0.48
June	5,299	2,348	2,951	125	893	0.55	0.54
September	5,469	2,467	3,002	175	934	0.58	0.57
December	5,608	2,604	3,004	725	674	0.42	0.41
	$21,498	$9,664	$11,834	$1,200	$3,268

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

 Kenneth P. Burns. Mr. Burns served as Executive Vice President and the Treasurer of Purdue University prior to his retirement on August 31, 2005.

 Philip W. Kemmer. Mr. Kemmer is currently employed by Greater Lafayette Public Transportation Corporation. Formerly he served as Transportation Supervisor for the Lafayette School Corp. until his retirement from that position in July 2003. Prior to joining the Lafayette School Corp., Mr. Kemmer was the business administrator for the Assembly of God Church from July 1995 through December 1999.

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

 Mary Jo David. Ms. David is Vice President, Chief Financial Officer and Secretary of LSB Financial and Lafayette Savings. She has held these positions with LSB Financial since its formation in 1994 and with Lafayette Savings since 1992 and was elected a Director of LSB Financial and Lafayette Savings in 1999.

 Harry A. Dunwoody. Mr. Dunwoody has served as Senior Vice President of Lafayette Savings since 1989 and was elected as a Director of the Bank in 1993. He has held the same positions with LSB Financial since its formation in 1994. He is responsible for residential and consumer lending originations for the bank.

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

 Jeffrey A. Poxon. Mr. Poxon is the Senior Vice President-Investments and Chief Investment Officer of The Lafayette Life Insurance Company.

SHAREHOLDER INFORMATION

Corporate Office

101 Main Street
Lafayette, Indiana 47902

Branch Offices

1020A Sagamore Park Centre
West Lafayette, IN 47906

1501 Sagamore Parkway North
Lafayette, Indiana 47905

833 Twyckenham Boulevard
Lafayette, Indiana 47905

3510 S.R. 38 E
Lafayette, Indiana 47905

Independent Auditors

BKD, LLP
201 N. Illinois Street, Suite 700
P.O. Box 44998
Indianapolis, Indiana 46244-0998

Transfer Agent

Computershare Investor Services
350 Indiana Street, Suite 800
Golden, Colorado 80401

Local Counsel

Stuart & Branigin LLP
300 Main Street, Suite 800
Lafayette, Indiana 47902

Special Counsel

Barnes & Thornburg LLP
11 South Meridian Street
Indianapolis, Indiana 46204

Form 10-K Report

A copy of LSB Financial’s Annual Report on Form 10-K without exhibits for the fiscal year ended December 31, 2006, as filed with the SEC, will be furnished without charge to shareholders of LSB Financial upon written request to the Secretary, LSB Financial Corp., 101 Main Street, P.O. Box 1628, Lafayette, Indiana 47902, or by calling (765) 742-1064. Copies of the exhibits filed with the Form 10-K may be obtained by shareholders at a charge of $0.25 per page.

Common Stock

As of February 23, 2007, there were approximately 1059 holders of record of LSB Financial Common Stock and 1,603,209 shares of issued and outstanding common stock. LSB Financial’s stock is quoted on the Nasdaq National Stock Market under the symbol “LSBI.”

The following table sets forth, for the periods shown, the high and low sale price of the common stock and cash dividends per share declared. All amounts have been adjusted to reflect stock dividends and stock splits declared by the Company to date. The last stock dividend was declared in 2006.

Quarter Ended	High(1)	Low(1)	Cash Dividends Declared

March 31, 2005	25.26	23.22	0.15
June 30, 2005	25.17	23.13	0.15
September 30, 2005	27.16	24.72	0.15
December 31, 2005	26.71	25.39	0.15
March 31, 2006	29.02	27.14	0.16
June 30, 2006	27.63	25.48	0.16
September 30, 2006	25.95	25.24	0.16
December 31, 2006	26.12	24.50	0.16

(1) High and low sales prices of LSB Financial Common Stock have been adjusted to reflect a 5% stock dividend payable to shareholders of record on October 6, 2006.

Dividend payment decisions are made with consideration of a variety of factors including earnings, financial condition, market considerations and regulatory restrictions. Restrictions on dividend payments are described in Note 11 of the Notes to Consolidated Financial Statements included in this Annual Report.

Performance Graph

The following graph shows the performance of the Company’s common stock since December 31, 2001, in comparison to the NASDAQ Composite Index, the NASDAQ Bank Index and the SNL Bank and Thrift Index.

* $100 invested on 12/31/01 in stock or index, including reinvestment of dividends.
Fiscal Year Ending December 31

LSB
Financial
Corp.

The Holding Company of Lafayette Savings Bank

LSBANK@LSBANK.com
www.LSBANK.com