Form 10-K, Exhibit 13
period 2007-12-31
LSB FINANCIAL CORP
filed 2008-03-28
CIK 930405

EXHIBIT 13

ANNUAL REPORT TO SHAREHOLDERS FOR THE YEAR
ENDED DECEMBER 31, 2007

LSB FINANCIAL CORP.

TABLE OF CONTENTS

Letter to Shareholders	i
Selected Financial Information	1
Management’s Discussion and Analysis	3
Disclosure Regarding Forward-Looking Statements	22
Auditors’ Report	23
Consolidated Financial Statements	24
Directors and Executive Officers	50
Shareholder Information	52

FINANCIAL HIGHLIGHTS

December 31, 2007
(Dollars in Thousands)

Total assets	$342,010
Total loans, net of allowance	296,908
Securities and short-term investments	18,067
Deposits	232,030
Borrowings	74,256
Shareholders’ equity	33,932
Shareholders’ equity as percent of assets	9.92%
Net Income	$1,574

ANNUAL MEETING

The Annual Meeting of Shareholders of LSB Financial Corp. will be held April 16, 2008 at 9:00 a.m. local time at the LSB Building, located at 22 N. Second Street, Lafayette, Indiana.

LSB FINANCIAL CORP.

Dear Fellow Shareholder:

For much of the banking industry, 2007 was definitely a year of challenges.  In its industry-wide Fourth Quarter 2007 Banking Profile, the FDIC reported that:

•	Fourth-quarter net income was the lowest amount reported by the industry since the fourth quarter of 1991.
•	More than half of all institutions reported fourth quarter net income lower than in the fourth quarter of 2006.
•	Noncurrent loans increased by the largest percentage in any single quarter in the 24 years for which data are available.
•	For the full year, the industry experienced its lowest net income since 2002 and its first decline since 1999–2000.
•	For the first time since 1993, the industry’s noncurrent loans exceeded its reserves.

The Federal Reserve has been taking steps to keep the economy out of recession, but there is no “quick fix” when the turndown involves real estate.  While the restructuring continues, Lafayette Savings Bank’s management team will focus on controlling expenses, prudently growing the loan portfolio, clearing up any existing problem loans, and managing our capital.

Knowing that Lafayette Savings Bank was not alone facing these challenges is of little comfort.  Our management team is not satisfied with the earnings performance of the Company for 2007.  LSB Financial reported earnings for the year of $1,574,000, or $0.99 per share, compared to $3,350,000, or $2.07 per share, in 2006.  This decrease largely results from a $1.3 million adjustment to earnings in the fourth quarter to reflect the decrease in property values of classified assets.

Our return on equity for the year, 4.52%, and the return of average assets, 0.45%, for 2007 exceeded the industry’s average results.  Return on average equity as reported by the FDIC for all insured savings institutions was 2.71%, and the return on average assets was 0.32%.  We believe our returns, although not up to our standards, were nonetheless respectable for an institution so closely tied to the housing industry.

Some Good News:  Unlike other banks that have experienced a difficult year, we do not have a “sub-prime” lending program and have not invested in securities backed by “sub-prime” loans.  Our year-end delinquency rates were at a 16-month low, and Lafayette bankruptcy filings in 2007 were half of what they were in 2004 and 2005. In addition, there has been substantial economic development in the area – nearly $2 billion in major capital investments were either announced, under way, or completed since January 2006.  However, property values and real estate sales failed to rebound as we had hoped.  That’s why having to take this $1.3 million adjustment is such a disappointment not just for us but for what it tells us about the continuing struggles of the community.  We believe this adjustment properly reflects the loss in value of our criticized assets and positions us well heading into 2008.  Our loan loss reserves, a cushion against losses, now equal 1.23% of total loans, the highest level in recent history.

i

More than half of the earnings adjustment was a $688,000 loss in the value of loans and contributions to Lafayette Neighborhood Housing Services.  Our relationship with LNHS goes back nearly to its beginnings.  We were saddened when the agency announced in October that it had filed bankruptcy after 22 years of helping revitalize Lafayette’s neighborhoods.  We, along with several other local banks, directed a portion of our Community Reinvestment dollars to this program, which was a model for national housing service agencies.  As the court-appointed receiver began selling some LNHS properties, it became clear that the local economy could not easily absorb these properties, and their sale would have a negative ripple effect on property values.  We continue to work closely with LNHS to protect the bank’s investment.

Our stock ended the year at $19.20, down 20.8% from the beginning of the year.  Again, this decline was not unique to LSB Financial.  The American Community Bank NASDAQ Index (ACBQ), an index that includes more than 500 community banks, fell some 24.5% in value during the year.  We continue to believe that the single biggest thing we can do to enhance shareholder value is to perform well and the stock price will take care of itself.

Some More Good News:  As the result of prudent capital management, our bank remains “well capitalized” under all regulatory capital requirements.  Because of the limited opportunities for growth, we increased our dividend at midyear from $0.20 to $0.25 per share, or $0.90 for the year.  Based on our year-end stock price, this dividend rate represents a 5.21% annual dividend yield.  We believe that returning this equity to our shareholders is an appropriate way to manage our capital until the local economic conditions improve and we are in a position to grow our balance sheet.  To further enhance shareholder value, we were able during the year to repurchase over 3% of our outstanding shares.

LSB’s board of directors, management team, and employees are all committed to improving our performance to the levels of previous years.  Please help us by recommending Lafayette Savings Bank to your friends, family, and neighbors.  Thank you for your continued support.

Respectfully,

Randolph F. Williams
President & Chief Executive Officer

ii

SELECTED FINANCIAL INFORMATION

The selected financial data presented below should be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations, as well as the audited Consolidated Financial Statements contained elsewhere in this Annual Report.

	December 31,
	2007	2006	2005	2004	2003
	(Dollars in Thousands)
Selected Financial Condition Data:

Total assets	$342,010	$368,400	$372,664	$355,045	$319,272
Loans receivable, including loans held for sale, net	296,908	317,691	330,971	318,927	277,566
Securities available-for-sale	13,221	16,316	11,611	7,947	14,050
Short-term investments	4,846	8,336	7,687	6,818	7,491
Deposits	232,030	255,304	265,993	256,631	225,485
Total borrowings	74,256	76,618	72,033	66,808	64,851
Shareholders’ equity	33,932	34,840	32,821	30,393	27,727

	December 31,
	2007	2006	2005	2004	2003
	(Dollars in Thousands, except share data)
Selected Operations Data:

Total interest income	$22,882	$23,263	$21,498	$19,286	$19,070
Total interest expense	11,655	11,142	9,664	8,416	8,529
Net interest income	11,227	12,121	11,834	10,870	10,541
Provision for loan losses	1,570	1,018	1,200	500	1,225
Net interest income after provision for loan losses	9,657	11,103	10,634	10,370	9,316
Deposit account service charges	1,838	1,766	1,423	889	820
Gain on sales of mortgage loans	201	214	322	593	1,810
Gain on call of securities	6	---	---	---	---
Loss on real estate owned	(1,097)	---	---	---	---
Other non-interest income	1,098	858	764	747	677
Total non-interest income	2,046	2,838	2,509	2,240	3,307
Total non-interest expense	9,322	8,593	8,111	7,554	7,742
Income before taxes	2,381	5,348	5,032	5,056	4,881
Income taxes	807	1,998	1,764	1,792	1,932
Net income	$1,574	$3,350	$3,268	$3,264	$2,949

Earnings per share	$1.00	$2.08	$2.03	$2.10	$1.92
Earnings per share, assuming dilution	0.99	2.07	2.02	2.03	1.85
Dividends paid per share	0.90	0.68	0.61	0.51	0.44

	December 31,
	2007		2006		2005		2004		2003
Selected Financial Ratios and Other Data:

Performance Ratios:
Return on assets (ratio of net income to average total assets)	0.45%		0.91%		0.89%		0.95%		0.94%
Return on equity (ratio of net income to average equity)	4.52		9.88		10.21		11.19		11.03
Average interest rate spread during period	3.25		3.33		3.23		3.20		3.36
Net interest margin(1)	3.42		3.48		3.37		3.32		3.50
Operating expense to average total assets	2.66		2.33		2.20		2.20		2.46
Average interest-earning assets to average interest-bearing liabilities	1.05	x	1.05	x	1.05	x	1.05	x	1.05	x

Quality Ratios:
Non-performing assets to total assets at end of period	4.08%		3.17%		2.83%		1.67%		1.28%
Allowance for loan losses to non-performing loans	26.56		23.72		27.00		35.38		67.57
Allowance for loan losses to loans receivable	1.23		0.86		0.85		0.66		1.12

Capital Ratios:
Shareholders’ equity to total assets at end of period	9.92		9.46		8.81		8.56		8.68
Average shareholders’ equity to average total assets	9.92		9.19		8.69		8.50		8.49
Dividend payout ratio	90.00		32.69		30.05		24.54		22.31

Other Data:
Number of full-service offices	5		5		5		5		5

(1)	Net interest income divided by average interest-earning assets.

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

Lafayette Savings is, and intends to continue to be, an independent, community-oriented financial institution.  The Bank has been in business for 138 years and differs from many of our competitors in having a local board and local decision-making in all areas of business.  In general, our business consists of attracting or acquiring deposits and lending that money out primarily as real estate loans to construct and purchase single-family residential properties and, to a lesser extent, multi-family and commercial properties and to fund land development projects.  We also make a limited number of commercial business and consumer loans.

We have an experienced and committed staff and enjoy a good reputation for serving the people of the community and understanding their financial needs and for finding a way to meet those needs.  We contribute time and money to improve the quality of life in our market area and many of our employees volunteer for local non-profit agencies.  We believe this sets us apart from the other 17 banks and credit unions that compete with us.  We also believe that operating independently under the same name for over 138 years is a benefit to us—especially as acquisitions and consolidations of local financial institutions continue.  Focusing time and resources on acquiring customers who may be feeling disenfranchised by their no-longer-local bank has proved to be a successful strategy.

The greater Lafayette area enjoys diverse employment including major manufacturers such as Subaru, Caterpillar, Wabash National and Greater Lafayette Health Services; a strong education sector with Purdue University and a large local campus of Ivy Tech Community College; government offices of Lafayette, West Lafayette and Tippecanoe County and a growing high-tech presence with the Purdue Research Park.  In the past, this diversity insulated us from economic downturns, but the slowdowns of the last few years have had a noticeable effect on the area.

The community is also working through the effects of the overbuilding of one- to four-family housing by local and out-of-town construction companies.  Many of the houses were then sold to marginally qualified borrowers, often financed by out-of town lenders, to people who would otherwise have populated the rental market.  Holders of rental properties were faced with increased vacancies at the same time the state imposed substantially higher property tax rates.  The influx of these new houses on the market, along with increasing numbers of foreclosed properties, has resulted in declining property values and a large surplus of properties for sale.  As a result, even well-established landlords and builders are choosing to leave or are being forced out of the market.  In 2007, there were 570 new housing starts compared to 1,043 in 2005.

While the unemployment situation continues to slowly improve, we continue to work with borrowers who have fallen substantially behind on their loans.  The majority of our delinquent loans are secured by real estate and we believe we have sufficient reserves to cover probable losses.  The challenge is to get delinquent borrowers back on a workable payment schedule or to get control of their properties through an overburdened court system.  We successfully restructured over $7.0 million in troubled loans in 2007 and fully expect that these borrowers will now be able to comply with the terms.  We also acquired 31 properties through foreclosure or deeds-in-lieu of foreclosure.

The funds we use to make loans come primarily from deposits from customers in our market area, from brokered deposits and from Federal Home Loan Bank (“FHLB”) advances.  In addition we maintain an investment portfolio of available-for-sale securities to provide liquidity as needed.  Our intention is to seek out the least expensive source of funds, but if the need is immediate we will acquire pre-payable FHLB advances which can then be replaced with local or brokered deposits as they become available.  Our reliance on brokered funds as a percentage of total deposits decreased in 2007 from 25.7% to 20.6% with the actual dollar amount decreasing from $65.6 million to $47.8 million.  We generally prefer brokered deposits over FHLB advances when the rates are competitive with the cost of raising money locally.  The deposits are available with a range of terms, there is no collateral requirement and the money is completely predictable as it cannot be withdrawn early except in the case of the death of a depositor and there is no option to have the money rollover at maturity.  While we always welcome local deposits, the cost and convenience of brokered funds make them a useful alternative.  We will also continue to rely on FHLB advances to provide immediate liquidity and help manage interest rate risk.

Our primary source of income is net interest income, which is the difference between the interest income earned on our loan and investment portfolio and the interest expense incurred on deposits and borrowings.  Our net interest income depends on the balance of our loan and investment portfolios and the size of our net interest margin – the difference between the income generated from loans and the cost of funding.  Our net interest income also depends on the shape of the yield curve.  Since January 2004, short-term rates increased steadily while long term rates have remained comparatively flat.  In 2007, the curve gradually started to return to a more normal slight upward slope.  Because deposits are generally tied to shorter-term market rates and loans are generally tied to longer-term rates the shrinking spread between the two has made it more difficult to maintain desired operating income levels.  Our expectation for 2008 is that short-term rates, which saw a 1.25% decrease early in January, will drift slightly lower while long-term rates will gradually increase through most of the year resulting in a more traditional upward sloping yield curve throughout most of the year.

Rate changes can be expected to have an impact on interest income.  Rising rates generally increase borrower preference for variable rate products, which we typically keep in our portfolio, and existing adjustable rate loans can be expected to reprice to higher rates, both of which could be expected to have a favorable impact on our interest income.  Alternatively, continuing low interest rates could have a negative impact on our interest income as new loans are put on the books at comparatively low rates and our existing adjustable rate loans reprice to lower rates.  Even if rates do fall, because so many borrowers refinanced their mortgages in the last few years, we do not expect to see a return to a high volume of refinancing.  However, low rates may be expected to encourage borrowers to initiate additional real estate related purchases.

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

We consider expected changes in interest rates when structuring our interest-earning assets and our interest-bearing liabilities.  When rates are expected to increase we try to book shorter-term assets that will reprice relatively quickly to higher rates over time, and book longer-term liabilities that will remain for a longer time at lower rates.  Conversely, when rates are expected to fall, we would like our balance sheet to be structured such that loans will reprice more slowly to lower rates and deposits will reprice more quickly.  We currently offer a three-year and a five-year certificate of deposit that allows depositors one opportunity to have their rate adjusted to the market rate at a future date to encourage them to choose longer-term deposit products.  However, since we are not able to predict market interest rate fluctuations, our asset/liability management strategy may not prevent interest rate changes from having an adverse effect on our results of operations and financial condition.

Our results of operations may also be affected by general and local competitive conditions, particularly those with respect to changes in market rates, government policies and actions of regulatory authorities.

2007 Summary

Our strategy in 2007 included enhancing the credit analysis department, working to manage non-performing loans and dispose of other real estate owned, controlling the cost of funds and other expenses and focusing on growth in other income.

Because of the slow improvement in the local economy, overbuilding in the residential sector and interagency regulatory concern with commercial real estate lending, opportunities for loan growth were minimal and net loans ended 2007 down $19.8 million from 2006.  The decrease was across all categories.  Consequently, our focus in 2007 was on improving loan quality and processes.  We hired a senior credit analyst and a collector experienced in workouts and debt restructuring as part of the establishment of a separate credit department.  In 2007, we sold $2.5 million of other real estate owned (OREO) properties, consisting of 27 properties.  Our residential loan originators originated and sold $19.7 million of residential loans on the secondary market for a gain of $201,000.

In 2007, we allocated $1.6 million to loan loss reserves, compared to $1.0 million in 2006.  We also charged against reserves $672,000 against 34 loans either written off or taken into other real estate owned in 2007.  While our delinquencies continue to be higher than we like, based on our analysis we believe we have sufficient reserves to cover incurred losses.  In 2007, we also wrote off losses of $1.1 million on the sale of OREO properties including $311,000 of net loss on the actual sale of properties and $787,000 of writedowns taken to adjust the value of OREO properties to the estimated, realizable value.

The yield curve, which ranged from slightly inverted to flat, made it difficult to maintain interest rate margins.  Even though our demand for funds was low, new and repricing money was generally at higher rates and our cost of funds increased by 36 basis points compared to a 29 basis point increase in the average return on loans and investments.

Other non-interest income, excluding the gain on sale of loans, increased by $312,000 primarily from a $166,000 recovery from the decrease in the reserve established for anticipated losses on our Courtesy Coverage Plan (where the Bank agrees to cover customer overdrafts and charges a fee for the service), a $72,000 increase in deposit service fees and a $66,000 increase in income from our bank-owned life insurance plans.  Non-interest expenses increased $729,000 primarily due to the costs associated with OREO maintenance.

The results of our loan and deposit activity in 2007 are illustrated in the chart on page 9 and include:

•	Residential mortgage loans (including loans held for sale) decreased by 3.1% from $142.0 million to $137.6 million.

•	All other real estate loans, net, including multi-family, land, land development, construction and commercial real estate loans decreased 7.8% from $138.4 million to $127.6 million.

•	Commercial business lending decreased 7.8% from $20.9 million to $19.3 million.

•	At December 31, 2007, 74.6% of our gross loan portfolio had adjustable interest rates.

•
Total deposit accounts decreased from $255.3 million at December 31, 2006 to $232.0 million at December 31, 2007, with core deposits increasing from $75.3 million to $75.9 million over the same period.

2008 Overview

We expect to see continued slow to moderate growth in our residential loan portfolio through most of 2008 with steady or falling interest rates and a gradually strengthening local economy, but continuing problems with an overbuilt housing market.  We intend to keep some of our shorter term fixed rate loans in our portfolio while originating more competitively priced and non-typically structured loans for sale on the secondary market.  We expect some increase in our commercial real estate and commercial business loan production as the new jobs created at Subaru and Caterpillar, in health care with the building of two new hospitals and at Purdue and Purdue Research Park begin to generate more commercial activity.  We expect consumer residential lending to stay stable or increase slightly with the decline in interest rates.  However, loan growth overall is expected to be modest.  We expect short term rates to fall substantially compared to long term rates, bringing the yield curve back to its normal shape.

Our operating results will continue to be affected by several factors involving the disposition of properties in foreclosure or held in other real estate owned, including the level of the provision for loan losses, gains and losses on the sale of properties once we acquire title to them, the loss of interest income on non-performing assets and non-interest expenses incurred in obtaining, marketing and disposing of the properties.  These factors are expected to have less of an impact than in 2007 since we have reduced the value of foreclosed and OREO properties to take account of an increased cost to sell and have increased the impairment on classified loans, bringing the allowance for loan losses to total loans to 1.23%.  Because of staff increases in the credit area, we expect to dispose of a significant number of properties securing loans that are currently non-performing and proactively work with troubled borrowers while their situation is still salvageable.  We monitor these and all other loans in our portfolio carefully and perform specific impairment analyses on any loans over 90 days delinquent.  Based on our analysis, we believe that our current loan loss reserve is sufficient to cover probable losses.

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

We intend to continue to follow a strategy for growth that includes (1) maintaining a strong capital position, (2) managing our vulnerability to changes in interest rates by emphasizing adjustable rate and/or shorter-term loans, (3) optimizing our net interest margin by supplementing our traditional mortgage lending with prudent multi-family and commercial real estate, consumer and construction loans, (4) expanding commercial business lending, (5) investing in mortgage-backed securities if loan volume does not reach anticipated levels, and (6) funding our growth by using a mix of local and brokered deposits and FHLB advances, whichever is most cost-effective.

Critical Accounting Policies

Generally accepted accounting principles are complex and require management to apply significant judgments to various accounting, reporting and disclosure matters. Management of LSB Financial Corp. must use assumptions and estimates to apply these principles where actual measurement is not possible or practical. For a complete discussion of LSB Financial Corp.’s significant accounting policies, see Note 1 to the Consolidated Financial Statements as of December 31, 2007.  Certain policies are considered critical because they are highly dependent upon subjective or complex judgments, assumptions and estimates. Changes in such estimates may have a significant impact on the financial statements. Management has reviewed the application of these policies with the Audit Committee of LSB Financial Corp.’s Board of Directors. These policies include the following:

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

Financial Condition

Financial Condition at December 31, 2007 compared to Financial Condition at December 31, 2006.

SELECTED FINANCIAL CONDITION DATA

(Dollars in thousands)

	December 31, 2007	December 31, 2006	$ Difference	% Difference

Total assets	$342,010	$368,400	$(26,390)	(7.16)%

Loans receivable, including loans held for sale, net	296,908	317,691	(20,783)	(6.54)
Residential mortgage loans	137,611	142,045	(4,434)	(3.12)
Home equity lines of credit	14,018	16,276	(2,258)	(13.87)
Other real estate loans	127,593	138,397	(10,804)	(7.81)
Commercial business loans	19,307	20,935	(1,628)	(7.78)
Consumer loans	2,439	3,254	(815)	(25.05)
Loans sold	19,735	15,720	4,015	25.54

Nonperforming loans	9,935	7,364	2,571	34.91
Loans past due 90 days, still accruing	59	147	(88)	(59.86)
Other real estate owned	3,944	4,169	(225)	(5.40)
Nonperforming assets	13,938	11,680	2,258	19.33

Available-for-sale securities	13,221	16,316	(3,095)	(18.97)
Short-term investments	4,846	8,336	(3,490)	(41.87)

Deposits	232,030	255,304	(23,274)	(9.12)
Core deposits	75,939	75,277	662	0.88
Brokered deposits	47,766	65,617	(17,851)	(27.20)

FHLB advances	74,256	76,618	(2,362)	(3.08)
Shareholders’ equity (net)	33,932	34,840	(908)	(2.61)

As shown in the chart above, the net balance in our loan portfolio decreased by $20.8 million from December 31, 2006 to December 31, 2007.  All loan types decreased primarily due to the slowly recovering local economy, the decrease in property values, the overbuilding in the last few years and the tightening of credit due to the interagency regulatory focus on commercial real estate.

In mid-2006 we began offering ABN Amro loan products and selling these mortgages to ABN Amro on the secondary market to enhance our product line and compete more effectively in the local market.  ABN Amro was purchased by Citimortgage in mid-2007.  We sold $19.7 million of residential loans to Freddie Mac and ABN Amro/Citimortgage in 2007 compared to

$15.7 million sold to Freddie Mac and ABN Amro in 2006.  These loans were sold based on asset/liability considerations and to increase income from the gain on sale of loans.  See “Asset/Liability Management.”

The $3.1 million decrease in our securities was primarily due to the call of three agency bonds and paydown of mortgage-backed securities, partially offset by security purchases when items were found that fit our portfolio needs.

Deposit balances decreased by $23.3 million as lower loan demand made it unnecessary to replace runoff.  Because loan demand was slower, we were under less pressure to compete for more expensive funds and were able to maintain our margins fairly successfully in 2007.

We utilize advances available through the FHLB to provide additional funding for loan growth as well as for asset/liability management purposes.  At December 31, 2007, we had $74.3 million in FHLB advances outstanding.  Based on the collateral we currently have listed under a blanket collateral arrangement with the FHLB we could borrow up to $15.1 million in additional advances.  We have other collateral available if needed.  These advances are generally available on the same day as requested and allow us the flexibility of keeping our daily cash levels tighter than would otherwise be prudent.

Non-performing assets, which include non-accruing loans, accruing loans 90 days past due and foreclosed assets, increased from $11.7 million at December 31, 2006 to $13.9 million at December 31, 2007.  Non-performing assets at December 31, 2007 consisted of $8.1 million of loans on residential real estate, $1.5 million on land or commercial real estate loans, $50,000 on consumer loans and $383,000 on commercial business loans.  Foreclosed assets consisted of $2.6 million of residential property and $1.4 million of commercial real estate or land and a repossessed vehicle.  At December 31, 2007, our allowance for losses equaled 1.23% of total loans (including loans held for sale) compared to 0.86% at December 31, 2006.  The allowance for loan losses at December 31, 2007 totaled 26.56% of nonperforming assets compared to 23.72% at December 31, 2006, and 37.04% of non-performing loans at December 31, 2007 compared to 36.88% at December 31, 2006.  Our non-performing assets equaled 4.08% of total assets at December 31, 2007 compared to 3.17% at December 31, 2006.

When a non-performing loan is added to our classified loan list, an impairment analysis is completed to determine expected losses upon final disposition of the property.  An adjustment to loan loss reserves is made at that time for any anticipated losses.  This analysis is updated quarterly thereafter.  Because of the large numbers of foreclosures—according to Forbes, Indiana reported foreclosure rates among the top ten in the nation in 2006 and in 2007 moved from second to ninth—the court systems frequently have backlogs in scheduling loan hearings.  It may take up to two years to move a foreclosed property through the system to the point where we can obtain title to and dispose of it.  We attempt to acquire properties through deeds-in-lieu of foreclosure if there are no other liens on the properties.  In 2006, we acquired 32 properties through deeds-in-lieu of foreclosure and an additional 18 properties through foreclosure.  In 2007, we acquired 7 properties through deeds-in-lieu of foreclosure and an additional 24 properties through foreclosure.  As a result, $672,000 was charged against loan loss reserves for these properties in 2007 to reduce the carrying value of the property to the estimated realizable value at the time of foreclosure.  Although we believe we use the best information available to determine the adequacy of our allowance for loan losses, future adjustments to the allowance may be necessary, and net income could be significantly affected if circumstances and/or economic conditions cause substantial changes in the estimates we use in making the determinations about the levels of the allowance for losses.  Additionally, various regulatory agencies, as an integral part of their examination process, periodically review our allowance for loan losses.  These agencies may require the recognition of additions to the allowance based upon their judgments of information available at the time of their examination.

Shareholders’ equity decreased $908,000, or 2.61%, during 2007 primarily as a result of net income of $1.6 million, offset by our payment of dividends on common stock and the repurchase of 47,500 shares of our stock as part of a stock repurchase program.  Shareholders’ equity to total assets was 9.92% at December 31, 2007 compared to 9.46% at December 31, 2006.

Results of Operations

Our results of operations depend primarily on the levels of net interest income, which is the difference between the interest income earned on loans and securities and other interest-earning assets, and the interest expense on deposits and borrowed funds.  Our results of operations are also dependent upon the level of our non-interest income, including fee income and service charges, gains or losses on the sale of loans and the level of our non-interest expenses, including general and administrative expenses.  Net interest income is dependent upon the volume of interest-earning assets and interest-bearing liabilities and upon the interest rate which is earned or paid on these items.  Our results of operations are also affected by the level of the provision for loan losses.  We, like other financial institutions, are subject to interest rate risk to the degree that our interest-bearing liabilities mature or reprice at different times, or on a different basis, than our interest-earning assets.

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

	2007				2006
	Average Outstanding Balance		Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance		Interest Earned/ Paid	Yield/ Rate

Interest-Earning Assets:
Loans receivable(1)	$302,947		21,894	7.23%	$323,216		$22,443	6.94%
Mortgage-backed securities	5,274		272	5.16	2,274		98	4.31
Other investments	16,208		534	3.29	18,527		521	2.81
FHLB stock	3,997		182	4.55	4,115		201	4.88
Total interest-earning assets	328,426		22,882	6.97	348,132		23,263	6.68
Non-interest earning assets	22,655				20,635
Total assets	$351,081				$368,767

Liabilities and Shareholders’ Equity:
Interest-Bearing Liabilities:
Savings deposits	$19,304		199	1.03	$18,851		164	0.87
Demand and NOW deposits	58,460		601	1.03	56,169		377	0.67
Time deposits	165,353		7,285	4.41	187,110		7,280	3.89
Borrowings	70,778		3,570	5.04	70,513		3,321	4.71
Total interest-bearing liabilities	313,895		11,655	3.71	332,649		11,142	3.35
Other liabilities	3,292				2,224
Total liabilities	317,187				334,873
Shareholders’ equity	33,894				33,894
Total liabilities and shareholders’ equity	$351,081				$368,767
Net interest income			$11,227				$12,121
Net interest rate spread				3.25%				3.33%
Net earning assets	$14,531				$15,483
Net yield on average interest-earning assets				3.42%				3.48%
Average interest-earning assets to average interest-bearing liabilities	1.05	x			1.05	x
_________________
(1)	Calculated net of deferred loan fees, loan discounts, loans in process and loss reserves.

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

	Year Ended December 31,
	2006 vs. 2007			2005 vs. 2006
	Increase (Decrease) Due to		Total Increase	Increase (Decrease) Due to		Total Increase
	Volume	Rate	Decrease	Volume	Rate	Decrease
	(In thousands)
Interest-earning assets:
Loans receivable	$(1,429)	$880	$(549)	$(408)	$1,945	$1,537
Mortgage-backed securities	135	39	174	58	(1)	57
Other investments	(71)	84	13	46	104	150
FHLB stock	(5)	(14)	(19)	(3)	24	21
Total interest-earning assets	$(1,370)	$989	$(381)	$(307)	$2,072	$1,765

Interest-bearing liabilities:
Savings deposits	$5	$30	$35	$(2)	$28	$26
Demand deposits and NOW accounts	23	201	224	(27)	45	18
Time deposits	(899)	904	5	1256	1,049	1,174
Borrowings	13	236	249	(17)	277	260
Total interest-bearing liabilities	$(858)	$1,371	$513	$79	$1,399	$1,478

Net interest income			$(894)			$287

Comparison of Operating Results for the Years Ended December 31, 2007 and December 31, 2006.

General.    Net income for the year ended December 31, 2007 was $1.6 million, a decrease of $1.8 million, or 53.01%, over net income for the year ended December 31, 2006.  This decrease was primarily due to an $894,000 decrease in net interest income, a $552,000 increase in the provision for loan losses, a $792,000 decrease in non-interest income and a $729,000 increase in non-interest expense partially offset by a $1.2 million decrease in income taxes.

Our return on average assets was 0.45% for the year ended 2007, compared to 0.91% for the year ended 2006.  Return on equity was 4.52% for the year ended 2007 compared to 9.88% for 2006.  During 2007 we paid regular quarterly cash dividends on common stock totaling $1.4 million, or $0.90 per share, for the year, representing a dividend payout ratio (dividends declared per share divided by diluted net income per share) of approximately 91%.

Net Interest Income.    Net interest income for the year ended December 31, 2007 decreased $894,000 over the same period in 2006.  Our net interest margin (net interest income divided by average interest-earnings assets) decreased from 3.48% at December 31, 2006 to 3.42% at December 31, 2007.  Volume was the largest factor in this decrease due to a sluggish local economy.  This decrease in loan activity largely offset the benefits of a steepening yield curve which caused the average rate on loans and investments to increase from 6.68% to 6.97%.  The opposite occurred with interest expenses on deposits and advances where the benefits of the decreased volume was more than offset by the higher interest rates in the first eight months of the year.

Interest income on loans decreased $549,000 for the year ended December 31, 2007 compared to the year ended December 31, 2006 primarily because of reduced loan activity.  The average volume of loans in our portfolio decreased by $20.3 million while the average yield increased from 6.94% for the year ended December 31, 2006 to 7.23% for the year ended December 31, 2007.

Interest income on investments increased $187,000 offset by a decrease in interest income on FHLB stock of $19,000 for the year ended December 31, 2007 compared to the year ended December 31, 2006.  The increase in interest on investments was primarily due to the increased earnings on $5.5 million of mortgage-backed securities purchased late in 2006 to offset the decrease in loan volume.  Average investments increased $681,000 from 2006 to 2007 with an increase in the average rate earned from 2.98% in 2006 to 3.75% in 2007.  The decrease in interest income on FHLB stock was primarily due to a decrease in the average rate paid from 4.88% in 2006 to 4.55% in 2007.

Interest expense for the year ended December 31, 2007 increased $513,000 over the same period in 2006.  This increase was primarily due to an increase in the average rate paid on interest-bearing liabilities from 3.35% in 2006 to 3.71% in 2007 reflecting the generally higher rates over the period.  Of the increase in interest expense, $264,000 was caused by an increase in the average rate on deposit accounts from 2.98% to 3.33% offset by a $19.0 million decrease in the average balance of deposit accounts.  An increase in the average rate of FHLB advances from 4.71% to 5.04% accounted for $249,000 of the increase in interest expense.

Provision for Loan Losses.    We establish our provision for loan losses based on a systematic analysis of risk factors in the loan portfolio.  The analysis includes consideration of concentrations of credit, past loss experience, current economic conditions, the amount and composition of the loan portfolio, estimated fair value of the underlying collateral, delinquencies and other relevant factors.  From time to time, we also use the services of a consultant to assist in the evaluation of our growing commercial real estate loan portfolio.  On at least a quarterly basis, a formal analysis of the adequacy of the allowance is prepared and reviewed by management and the Board of Directors.  This analysis serves as a point-in-time assessment of the level of the allowance and serves as a basis for provisions for loan losses.

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

We recorded a $1.6 million provision for loan losses during 2007 as a result of our analysis of our current loan portfolios, compared to $1.0 million during 2006.  The provisions were necessary to maintain the allowance for loan losses at a level considered adequate to absorb losses inherent and incurred in the loan portfolio.  During the year 2007, we charged $672,000 against loan loss reserves against 34 loans either written off or taken into other real estate owned in 2007.  We expect to obtain possession of more properties in 2008 that are currently in the process of foreclosure.  The final disposition of these properties may be expected to result in a loss in some cases.  The $1.6 million provision for loan losses in 2007 was considered adequate to cover further charge-offs based on our evaluation and our loan mix.

At December 31, 2007, non-performing assets, consisting of non-performing loans, accruing loans 90 days or more delinquent and other real estate owned, totaled $13.9 million compared to $11.7 million at December 31, 2006.  In addition to our non-performing assets, we identified $7.9 million in other loans of concern where information about possible credit problems of borrowers causes management to have doubts as to the ability of the borrowers to comply with present repayment terms and that may result in disclosure of such loans as non-performing assets in the future.  The vast majority of these loans, as well as our non-performing assets, are well collateralized.

At December 31, 2007, we believe that our allowance for loan losses was adequate to absorb estimated incurred losses inherent in our loan portfolio.  Our allowance for losses equaled 1.23% of net loans receivable and 26.56% of non-performing assets at December 31, 2007, compared to 0.86% and 23.72% at December 31, 2006, respectively.

Non-Interest Income.    Non-interest income for the year ended December 31, 2007, decreased by $792,000, or 27.91%, compared to the same period in 2006.  The decrease was primarily due to a $1.1 million increase the loss recognized on the sale of OREO properties as well as an adjustment to the values of properties still held to reflect updated appraisal values and the recognition of a 20% decrease in the value of OREO properties still held to reflect actual losses experienced in previous sales. This decrease was partially offset by a $72,000 increase in service charges and fees on deposit accounts and by a $240,000 increase in other non-interest income primarily due to a $161,000 decrease in the reserve for expected losses on our New Start Repayment Plan, which was designed to allow depositors to cover overdrafts as part of our Courtesy Coverage Plan.  The reserve was established based on industry estimated losses when we first began the program and which were reduced to reflect actual losses.  Also included in the $240,000 increase was a $66,000 increase in the cash surrender value of bank-owned life insurance and a $51,000 increase in debit card fees.

Non-Interest Expense.    Non-interest expense for the year ended December 31, 2007 increased $729,000 over the same period in 2006.  The increase was primarily due to a $639,000 increase in other expenses largely due to the costs of acquiring, maintaining and disposing of foreclosed properties and by a $125,000 increase in occupancy costs due primarily to an increase in property taxes.

Income Tax Expense.    Our income tax provision decreased by $1.2 million for the year ended December 31, 2007 compared to the year ended December 31, 2006 primarily due to the decrease in income earned in 2007.

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

It has been and continues to be a priority of the Board of Directors and management to manage interest rate risk to maintain an acceptable level of potential changes to interest income as a result of interest rate changes.  Our asset/liability policy, established by the Board of Directors, sets forth acceptable limits on the amount of change in net portfolio value given certain changes in interest rates.  We have an asset/liability management committee which meets quarterly to review our interest rate position, and an investment committee which reviews the interest rate risk position and other related matters with the Board of Directors, and makes recommendations for adjusting this position to the full Board of Directors.  In addition, the investment committee of the Board of Directors meets semi-annually with our outside investment advisors to review our investment portfolio and strategies relating to interest rate risk.  Specific strategies have included the sale of long-term, fixed rate loans to reduce the average maturity of our interest-earning assets and the use of FHLB advances to lengthen the effective maturity of our interest-bearing liabilities.  In the future, our community banking emphasis, including the origination of commercial business loans, is intended to further increase our portfolio of short-term and/or adjustable rate loans.

Presented below, as of December 31, 2007 and 2006, is an analysis of our interest rate risk as measured by the effect on NPV caused by instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up 300 basis points and down 200 basis points, and compared to our Board policy limits.  (One hundred basis points equals one percent.)   The Board Limit column indicates the lowest allowable limits for NPV after each interest rate shock.  Assumptions used in calculating the amounts in this table are OTS assumptions.  No information is provided for a negative 300 basis point shift in interest rates, due to a low prevailing interest rate environment making such scenarios unlikely.

			At December 31, 2007		At December 31, 2006
Change in Interest Rate		Board Limit Post-shock	Post-shock	Change	Post-shock	Change
(Basis Points)		NPV Ratio	NPV Ratio	(Basis Points)	NPV Ratio	(Basis Points)

300	bp	6.00%	10.59%	(128)	10.38%	(156	) bp
200		7.00	11.21	(65)	11.25	(68)
100		8.00	11.62	(24)	11.92	(1)
0		8.00	11.86	---	11.94	--
-100		8.00	11.97	11	11.96	3
-200		7.00	12.04	18	11.92	(2)

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

Our primary investing activities are the origination of loans and the purchase of securities.   During the year ended December 31, 2006, the Bank originated loans totaling $91.6 million and purchased $2.4 million of securities.  These activities were funded primarily by principal repayments and prepayments on loans and maturities of investment securities totaling $100.7 million. The proceeds from the sale of loans totaled $19.7 million for the year ended December 31, 2007.  There were no security sales in 2006 or 2007.

Because there was a decrease in the balance of loans in our portfolio in 2007, funds from repayments and prepayments on loans and maturities of investment securities were used to cover the runoff in our deposits, primarily time deposits.  We currently use, and intend to continue to use, FHLB advances as a source of funding for loans when advantages on interest rate risk matches can be found.

Liquidity management is both a daily and long-term function for our senior management.  We adjust our investment strategy, within the limits established by the investment policy, based upon assessments of expected loan demand, expected cash flows, FHLB advance opportunities, market yields and the objectives of our asset/liability management program.  Base levels of liquidity have generally been invested in interest-earning overnight and time deposits with the Federal Home Loan Bank of Indianapolis.  Funds for which a demand is not foreseen in the near future are invested in investment and other securities for the purpose of yield enhancement and asset/liability management.

Our current internal policy for liquidity is 4%.  Our liquidity ratio at December 31, 2007 was 4.36% as a percentage of total assets.

We anticipate that we will have sufficient funds available to meet current loan commitments, particularly in light of current reduced loan demand.  At December 31, 2007 we had outstanding commitments to originate loans and available lines of credit totaling $36.4 million and commitments to provide borrowers the funds needed to complete current construction projects in the amount of $1.6 million.  Certificates of deposit that will mature in one year or less at December 31, 2007 totaled $108.6 million.  Based on our experience, our certificates of deposit have been a relatively stable source of long-term funds as such certificates are generally renewed upon maturity since we have established long-term banking relationships with our customers.  Therefore, we believe a significant portion of such deposits will remain with us, although that cannot be assured.  An exception to this rule would be the brokered certificates of deposit.  Of the certificates maturing in one year or less at December 31, 2007, $29.0 million were brokered deposits which will be leaving the bank at maturity.  However, there is no reason to expect that replacement funds would not be available in the brokered market.

LSB Financial also has a need for, and sources of, liquidity.  Liquidity is required to fund our operating expenses and fund stock repurchase programs, as well as for the payment of dividends to shareholders.  At December 31, 2007, LSB Financial had $38,000 in liquid assets on hand.  The primary source of liquidity on an ongoing basis is dividends from Lafayette Savings.  Dividends totaling $2.3 million were paid from the Bank to LSB Financial during the year ended December 31, 2007.  For the year ended December 31, 2007, LSB Financial paid dividends to shareholders totaling $1.4 million.

Regulatory agencies have established capital adequacy standards which are used in their monitoring and control of the industry.  These standards relate capital to levels of risk by assigning different weightings to assets and certain off-balance-sheet activity.  As shown in Note 11 to the Consolidated Financial Statements (“Regulatory Matters”), our capital levels exceed the requirements to be considered well capitalized at December 31, 2007.

Off-Balance-Sheet Arrangements

As of the date of this Annual Report, we do not have any off-balance-sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, change in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.  The term “off-balance-sheet arrangement” generally means any transaction, agreement, or other contractual arrangement to which any entity unconsolidated with the Company is a party and under which the Company has (i) any obligation arising under a guarantee contract, derivative instrument or variable interest or (ii) a retained or contingent interest in assets transferred to such entity or similar arrangement that serves as credit, liquidity or market risk support for such assets.

See Note 16 to the Consolidated Financial Statements regarding off-balance-sheet commitments.

Future Accounting Matters

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting standards, and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after
November 15, 2007, and interim periods within those fiscal years.  The adoption of SFAS No. 157 was not significant to our financial condition or results of operations.

In September 2006, the Emerging Issues Task Force Issue 06−4 (EITF 06-4), Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split−Dollar Life Insurance Arrangements, was ratified. EITF 06-4 addresses accounting for separate agreements which split life insurance policy benefits between an employer and employee. EITF 06-4 requires the employer to recognize a liability for future benefits payable to the employee under these agreements.  The effects of applying EITF 06-4 must be recognized through either a change in accounting principle through an adjustment to equity or through the retrospective application to all prior periods. For calendar year companies, EITF 06-4 is effective beginning January 1, 2008. The adoption of EITF 06-4 was not significant to our financial condition or results of operations.

On February 15, 2007, the FASB issued its Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115.  FAS 159 permits entities to elect to report most financial assets and liabilities at their fair value with changes in fair value included in net income.  The fair value option may be applied on an instrument-by-instrument or instrument class-by-class basis.  The option is not available for deposits, withdrawable on demand, pension plan assets and obligations, leases, instruments classified as stockholders’ equity, investments in consolidated subsidiaries and variable interest entities and certain insurance policies.  The new standard is effective at the beginning of the Company’s fiscal year beginning January 1, 2008, and early application may be elected in certain circumstances.  The Company expects to first apply the new standard at the beginning of its 2008 fiscal year.  The adoption of SFAS No. 159 was not significant to our financial condition or results of operations.

In December, 2007, FASB issued SFAS 160, Noncontrolling Interest in Consolidated Financial Statements and SFAS 141R, Business Combinations.  Both are effective for annual periods beginning after December 15, 2008.  The Company does not believe that either will have a significant impact on its financial statements.

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

Quarterly Results of Operations

Quarter Ending	Interest Income	Interest Expense	Net Interest Income	Provision For Loan Losses	Net Income	Basic Earnings Per Share	Diluted Earnings Per Share

2007
March	$5,869	$2,903	$2,966	$250	$779	$0.49	$0.48
June	5,728	2,854	2,874	490	451	0.28	0.28
September	5,769	2,929	2,840	180	717	0.46	0.46
December	5,516	2,969	2,547	650	(373)	(0.24)	(0.24)
	$22,882	$11,655	$11,227	$1,570	$1,574

2006
March	$5,786	$2,665	$3,121	$150	$908	$0.56	$0.56
June	5,724	2,704	3,020	250	828	0.51	0.50
September	5,924	2,832	3,092	318	867	0.53	0.53
December	5,829	2,941	2,888	300	747	0.47	0.46
	$23,263	$11,142	$12,121	$1,018	$3,350

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

•	the willingness of users to substitute competitors’ products and services for our products and services;
•	the impact of changes in financial services laws and regulations (including laws concerning taxes, accounting standards, banking, securities and insurance);
•	the impact of technological changes;
•	acquisitions;
•	changes in consumer spending and saving habits; and
•	our success at managing the risks involved in the foregoing.

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Stockholders
LSB Financial Corp.
Lafayette, Indiana

We have audited the accompanying consolidated financial statements of LSB Financial Corp. as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders’ equity and cash flows for the years then ended.  The Company's management is responsible for these financial statements.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion.  Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LSB Financial Corp. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

BKD, LLP

Indianapolis, Indiana
March 10, 2008

LSB Financial Corp.

Consolidated Balance Sheets
December 31, 2007 and 2006
(Dollars in Thousands, Except Per Share Data)

Assets	2007	2006

Cash and due from banks	$1,644	$1,391
Short-term investments	4,846	8,336
Cash and cash equivalents	6,490	9,727
Available-for-sale securities	13,221	16,316
Loans held for sale	0	992
Loans, net of allowance for loan losses of $3,702 and $2,770	296,908	316,699
Premises and equipment, net	6,815	6,600
Federal Home Loan Bank stock	3,997	3,997
Interest receivable and other assets	8,966	8,688
Bank owned life insurance	5,613	5,381
Total assets	$342,010	$368,400

Liabilities and Stockholders’ Equity
Liabilities
Deposits	$232,030	$255,304
Federal Home Loan Bank advances	74,256	76,618
Interest payable and other liabilities	1,792	1,638
Total liabilities	308,078	333,560

Commitments and Contingencies

Stockholders’ Equity
Common stock, $.01 par value; authorized 7,000,000 shares; issued and outstanding 2007 -1,557,968 shares, 2006 - 1,603,209 shares	15	15
Additional paid-in capital	11,066	12,227
Retained earnings	22,777	22,623
Accumulated other comprehensive income/(loss)	74	(25)
Total stockholders’ equity	33,932	34,840

Total liabilities and stockholders’ equity	$342,010	$368,400

See Notes to Consolidated Financial Statements

LSB Financial Corp.

Consolidated Statements of Income
Years Ended December 31, 2007 and 2006
(Dollars in Thousands, Except Per Share Data)

	2007	2006
Interest and Dividend Income
Loans	$21,894	$22,443
Securities
Taxable	550	501
Tax-exempt	264	192
Other	174	127
Total interest and dividend income	22,882	23,263

Interest Expense
Deposits	8,085	7,821
Borrowings	3,570	3,321
Total interest expense	11,655	11,142

Net Interest Income	11,227	12,121

Provision for Loan Losses	1,570	1,018

Net Interest Income After Provision for Loan Losses	9,657	11,103

Noninterest Income
Deposit account service charges and fees	1,838	1,766
Net gains on loan sales	201	214
Net realized gains on calls of available-for-sale securities	6	—
Net loss on other real estate owned	(1,097)	—
Other	1,098	858
Total noninterest income	2,046	2,838

Noninterest Expense
Salaries and employee benefits	4,488	4,590
Net occupancy and equipment expense	1,330	1,205
Computer service	493	425
Advertising	299	297
Other	2,712	2,076
Total noninterest expense	9,322	8,593

Income Before Income Tax	2,381	5,348

Provision for Income Taxes	807	1,998

Net Income	$1,574	$3,350

Basic Earnings Per Share	$1.00	$2.08

Diluted Earnings Per Share	$0.99	$2.07

See Notes to Consolidated Financial Statements

LSB Financial Corp.

Consolidated Statements of Stockholders’ Equity
Years Ended December 31, 2007 and 2006
(Dollars in Thousands, Except Per Share Data)

					Accumulated
		Additional		Benefit	Other
	Common	Paid-in	Retained	Plans	Comprehensive
	Stock	Capital	Earnings	Compensation	Income (Loss)	Total

Balance, December 31, 2005	15	10,565	22,402	(71)	(90)	32,821

Reclassification of unearned compensation upon adoption of SFAS 123(R)		(22)		22		—
Comprehensive income
Net income			3,350			3,350
Change in unrealized appreciation (depreciation) on available-for-sale securities, net of taxes					65	65
Total comprehensive income						3,415
5% stock dividend on common stock	1	2,074	(2,075)			—
Dividends on common stock, $.68 per share			(1,054)			(1,054)
Purchase and retirement of stock (24,500 shares)	(1)	(682)				(683)
Stock options exercised (3,114 shares)		51				51
Tax benefit related to stock options exercised and RRP		2				2
Amortization of stock option compensation		25				25
Amortization of RRP expense		22				22
ESOP shares earned		192		49		241

Balance, December 31, 2006	15	12,227	22,623	—	(25)	34,840

Comprehensive income
Net income			1,574			1,574
Change in unrealized appreciation (depreciation) on available-for-sale securities, net of taxes					99	99
Total comprehensive income						1,673
Dividends on common stock, $.90 per share			(1,420)			(1,420)
Purchase and retirement of stock (47,500 shares)		(1,212)				(1,212)
Stock options exercised (2,259 shares)		34				34
Tax benefit related to stock options exercised		3				3
Amortization of stock option compensation		14				14

Balance, December 31, 2007	$15	$11,066	$22,777	$—	$74	$33,932

See Notes to Consolidated Financial Statements

LSB Financial Corp.

Consolidated Statements of Cash Flows
Years Ended December 31, 2007 and 2006
(Dollars in Thousands, Except Per Share Data)

	2007	2006
Operating Activities
Net income	$1,574	$3,350
Items not requiring (providing) cash
Depreciation	522	488
Provision for loan losses	1,570	1,018
Amortization of premiums and discounts on securities	18	44
Deferred income taxes	(328)	124
Federal Home Loan Bank stock dividend	—	—
ESOP - shares earned	—	241
Gain on called available-for-sale securities	(6)	—
Loss on other real estate owned	1,097	—
Gain on sale of loans	(201)	(214)
Loans originated for sale	(18,558)	(17,033)
Proceeds on loans sold	19,735	16,095
Compensation cost of stock options	14	25
Tax benefit related to stock options exercised	(3)	(2)
Changes in
Interest receivable and other assets	(141)	111
Interest payable and other liabilities	154	(179)
Net cash provided by operating activities	5,447	4,068

Investing Activities
Purchases of available-for-sale securities	(2,357)	(8,112)
Proceeds from maturities of available-for-sale securities	5,606	3,471
Proceeds from the sales of available-for-sale securities	—	—
Net change in loans	14,887	8,666
Proceeds from sale of real estate owned	2,148	2,613
Purchase of premises and equipment	(737)	(275)
Reclamation of Federal Home Loan Bank Stock	—	200
Purchase of life insurance policies	—	(2,500)
Net cash provided by investing activities	19,547	4,063

Financing Activities
Net change in demand deposits, money market, NOW and savings accounts	663	(1,835)
Net change in certificates of deposit	(23,937)	(8,854)
Proceeds from Federal Home Loan Bank advances	60,000	65,000
Repayment of Federal Home Loan Bank advances	(62,362)	(60,415)
Proceeds from stock options exercised	34	51
Tax benefit related to stock options purchased	3	2
Repurchase of stock	(1,212)	(683)
Dividends paid	(1,420)	(1,054)
Net cash used in financing activities	(28,231)	(7,788)

Increase (Decrease) in Cash and Cash Equivalents	(3,237)	343

Cash and Cash Equivalents, Beginning of Year	9,727	9,384

Cash and Cash Equivalents, End of Year	$6,490	$9,727

Supplemental Cash Flows Information
Interest paid	$11,726	$11,067
Income taxes paid	1,647	2,036

Supplemental Non-Cash Disclosures
Capitalization of mortgage servicing rights	$16	$80
Loans transferred to Other Real Estate	3,334	4,588

See Notes to Consolidated Financial Statements

LSB Financial Corp.

Notes to Consolidated Financial Statements
December 31, 2007 and 2006
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
December 31, 2007 and 2006
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
December 31, 2007 and 2006
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
December 31, 2007 and 2006
(Dollars in Thousands, Except Per Share Data)

Servicing Rights

Servicing rights on originated loans that have been sold are initially recorded at fair value.  Capitalized servicing rights are amortized in proportion to and over the period of estimated servicing revenues.  Impairment of mortgage-servicing rights is assessed based on the fair value of those rights.  Fair values are estimated using discounted cash flows based on a current market interest rate.  For purposes of measuring impairment, the rights are stratified based on the predominant risk characteristics of the underlying loans.  The predominant characteristic currently used for stratification is type of loan.  The amount of impairment recognized is the amount by which the capitalized mortgage servicing rights for a stratum exceed their fair value and is recorded through a valuation allowance.

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

Earnings Per Share

Earnings per share have been computed based upon the weighted-average common shares outstanding during each year.  Unearned ESOP shares and RRP shares which have not vested have been excluded from the computation of average shares outstanding.  During 2006 the Company paid a five percent stock dividend.  Accordingly, all share and per share data have been restated to reflect the stock dividend for all years presented.

Operating Segments

While the chief decision-makers monitor the revenue streams of the various products and services, the identifiable segments are not material and operations are managed and financial performance is evaluated on a Company-wide basis.  Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable operating segment.

LSB Financial Corp.

Notes to Consolidated Financial Statements
December 31, 2007 and 2006
(Dollars in Thousands, Except Per Share Data)

Adoption of Accounting Standards

The Company adopted the provisions of the Financial Accounting Standards Board (FASB) Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109, on January 1, 2007.  FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.  As a result of the implementation of FIN 48, the Company did not identify any material uncertain tax positions that it believes should be recognized in the financial statements.

Reclassifications

Certain reclassifications have been made to the 2006 financial statements to conform to the 2007 financial statement presentation.  These reclassifications had no effect on net income.

Note 2: Restriction on Cash and Due From Banks

The Bank is required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank.  The reserve required at December 31, 2007 was $959.

LSB Financial Corp.

Notes to Consolidated Financial Statements
December 31, 2007 and 2006
(Dollars in Thousands, Except Per Share Data)

Note 3: Securities

The amortized cost and approximate fair values of securities are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Fair Value
Available-for-sale Securities:
December 31, 2007
U. S. Government sponsored agencies	$500	$3	$—	$503
Mortgage-backed securities	4,782	78	(2)	4,858
State and political subdivision	7,815	55	(10)	7,860
	$13,097	$136	$(12)	$13,221
December 31, 2006
U. S. Government sponsored agencies	$3,172	$2	$(15)	$3,159
Mortgage-backed securities	5,912	24	(7)	5,929
State and political subdivision	7,273	9	(54)	7,228
	$16,357	$35	$(76)	$16,316

The amortized cost and fair value of available-for-sale securities at December 31, 2007, by contractual maturity, are shown below.  Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value

Within one year	$630	$631
One to five years	4,651	4,676
Five to ten years	2,851	2,873
After ten years	183	183
	8,315	8,363
Mortgage-backed securities	4,782	4,858
Totals	$13,097	$13,221

LSB Financial Corp.

Notes to Consolidated Financial Statements
December 31, 2007 and 2006
(Dollars in Thousands, Except Per Share Data)

Certain investments in debt securities are reported in the financial statements at an amount less than their historical cost.  Total fair value of these investments at December 31, 2007 and 2006 was $2,025 and $7,294, which is approximately 15% and 45% of the Company’s available-for-sale investment portfolio.  These declines primarily resulted from increases in market interest rates.

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

The following table shows our investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2007:

	Less than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

U. S. Government sponsored agencies	$—	$—	$—	$—	$—	$—
Mortgage-backed securities	59	—	289	2	348	2
State and political subdivisions	—	—	1,678	10	1,678	10
Total temporarily impaired securities	$59	$—	$1,967	$12	$2,025	$12

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

LSB Financial Corp.

Notes to Consolidated Financial Statements
December 31, 2007 and 2006
(Dollars in Thousands, Except Per Share Data)

Note 4: Loans and Allowance for Loan Losses

Categories of loans at December 31, include:

	2007	2006
Real Estate
One-to-four family residential	$137,611	$141,052
Multi-family residential	29,764	30,160
Commercial real estate	71,601	74,710
Construction and land development	27,808	37,695
Commercial	19,307	20,935
Consumer and other	2,439	3,253
Home equity lines of credit	14,018	16,276
Total loans	302,548	324,081
Less
Net deferred loan fees, premiums and discounts	(357)	(445)
Undisbursed portion of loans	(1,581)	(4,167)
Allowance for loan losses	(3,702)	(2,770)
Net loans	$296,908	$316,699

Activity in the allowance for loan losses was as follows:

	2007	2006

Balance, beginning of year	$2,770	$2,852
Provision charged to expense	1,570	1,018
Losses charged off, net of recoveries of $38 for 2007 and $49 for 2006	(638)	(1,100)
Balance, end of year	$3,702	$2,770

Loan balances to related parties at December 31, 2006 were $123 reduced by paydowns of $106 and increased by new debt of $1,732.  Loans to related parties at December 31, 2007 totaled $1,749.

Impaired loans totaled $7,528 and $6,829 at December 31, 2007 and 2006, respectively.  An allowance for loan losses of $1,367 and $387 relates to impaired loans of $7,528 and $6,682 at December 31, 2007 and 2006, respectively.

Interest of $764 and $254 was recognized on average impaired loans of $8,721 and $5,486 for 2007 and 2006, respectively.  Interest of $451 and $224 was recognized on impaired loans on a cash basis during 2007 and 2006, respectively.

At December 31, 2007 and 2006, accruing loans delinquent 90 days or more totaled $59 and $147, respectively.  Non-accruing loans at December 31, 2007 and 2006 were $9,935 and $7,364, respectively.

Note 5: Premises and Equipment

Major classifications of premises and equipment, stated at cost, are as follows:

	2007	2006

Land	$1,681	$1,326
Buildings and improvements	6,444	6,367
Equipment	3,714	3,408
	11,839	11,101
Less accumulated depreciation	(5,024)	(4,501)
Net premises and equipment	$6,815	$6,600

Note 6: Loan Servicing

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets.  The unpaid principal balances of mortgage loans serviced for others was $131,157 and $148,771 at December 31, 2007 and 2006, respectively.

The aggregate fair value of capitalized mortgage servicing rights at December 31, 2007 and 2006 approximated the carrying value.  Comparable market values and a valuation model that calculates the present value of future cash flows were used to estimate fair value.  For purposes of measuring impairment, risk characteristics including product type, investor type, and interest rates, were used to stratify the originated mortgage servicing rights.

	2007	2006
Mortgage servicing rights
Balance, beginning of year	$1,261	$1,323
Additions	16	80
Amortization of servicing rights	(145)	(142)
Balance, end of year	$1,132	$1,261

LSB Financial Corp.

Notes to Consolidated Financial Statements
December 31, 2007 and 2006
(Dollars in Thousands, Except Per Share Data)

Note 7: Deposits

Deposits at year-end are summarized as follows:

	2007		2006
	Amount	Percent	Amount	Percent

Non interest-bearing deposits	$18,823	8.11%	$18,358	7.19%
NOW accounts	36,919	15.92	38,153	14.94
Savings accounts	20,196	8.70	18,764	7.35
	75,938	32.73	75,275	29.48
Certificates of deposit
0.00% to 1.99%	305	0.13%	642	0.25
2.00% to 3.99%	35,925	15.48	90,877	35.60
4.00% to 5.99%	119,844	51.65	88,493	34.66
6.00% to 7.99%	18	.01	17	.01
	156,092	67.27	180,029	70.52
	$232,030	100.00%	$255,304	100.00%

At December 31, 2007, scheduled maturities of certificates of deposit are as follows:

2008	$108,596
2009	36,387
2010	8,398
2011	623
Thereafter	2,088
$156,092

Time deposits of $100 or more, including brokered deposits, were $85,082 and $101,811 at December 31, 2007 and 2006.

Deposits from related parties held by the Company at December 31, 2007 and 2006 totaled $1,700 and $1,535, respectively.

Total brokered deposits totaled approximately $52,266 and $65,617 at December 31, 2007 and 2006, respectively.

LSB Financial Corp.

Notes to Consolidated Financial Statements
December 31, 2007 and 2006
(Dollars in Thousands, Except Per Share Data)

Note 8: Federal Home Loan Bank Advances

Federal Home Loan Bank advances totaled $74,256 and $76,618 at December 31, 2007 and 2006.  At December 31, 2007, the advances range in interest rates from 3.17% to 6.03% and are secured by mortgage loans totaling $129,595.

Aggregate annual maturities of the advance at December 31, 2007, are:

2008	$31,756
2009	21,500
2010	18,500
2011	2,500
Thereafter	—
$74,256

Advances totaling $12,500 may, at certain dates, be converted to adjustable rate advances by the FHLB.  If converted, the advances may be prepaid without penalty.

Note 9: Income Taxes

The provision for income taxes includes these components:

	2007	2006

Taxes currently payable	$1,136	$1,874
Deferred income taxes	(329)	124
Income tax expense	$807	$1,998

A reconciliation of income tax expense at the statutory rate to the Company’s actual income tax expense is shown below:

	2007	2006

Computed at the statutory rate (34%)	$810	$1,818
Increase (decrease) resulting from
Tax exempt interest	(76)	(60)
State income taxes	78	214
ESOP expense	—	65
Other	(5)	(39)
Actual tax expense	$807	$1,998

LSB Financial Corp.

Notes to Consolidated Financial Statements
December 31, 2007 and 2006
(Dollars in Thousands, Except Per Share Data)

The tax effects of temporary differences related to deferred taxes shown on the balance sheets were:

	2007	2006
Deferred tax assets
Allowance for loan losses	$1,212	$1,076
Non-accrual loan income	141	92
Unrealized loss on available-for-sale securities	—	17
Other	123	113
	1,476	1,298
Deferred tax liabilities
Depreciation	240	364
Mortgage servicing rights	476	531
FHLB stock dividends	164	164
Unrealized gain on available-for-sale securities	50	—
Other	172	141
	1,102	1,200
Net deferred tax asset	$375	$98

Retained earnings at December 31, 2007 and 2006, include approximately $1,861 for which no deferred federal income tax liability has been recognized.  This amount represents an allocation of income to bad debt deductions for tax purposes only.  Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which would be subject to the then-current corporate income tax rate.  The deferred income tax liabilities on the preceding amounts that would have been recorded if they were expected to reverse into taxable income in the foreseeable future were approximately $737 at December 31, 2007 and 2006.

Note 10: Other Comprehensive Income

Other comprehensive loss components and related taxes were as follows:

	2007	2006

Unrealized gains on available-for-sale securities	$170	$108
Less: reclassification adjustment for gain realized in the income statement, net of tax expense of $2 and $0 respectively	6	—
Net unrealized gains on available-for-sale securities	164	108
Tax expense	65	43
Other comprehensive income	$99	$65

LSB Financial Corp.

Notes to Consolidated Financial Statements
December 31, 2007 and 2006
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

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below).  Management believes, as of December 31, 2007 and 2006, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2007, the most recent notification from the Office of Thrift Supervision categorized the Bank as well capitalized under the regulatory framework for prompt corrective action.  To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table.  There are no conditions or events since that notification that management believes have changed the Bank’s category.

The Bank’s actual capital amounts and ratios are also presented in the table.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2007
Total risk-based capital (to risk-weighted assets)	$36,320	13.9%	$20,954	8.0%	$26,192	10.0%
Tier I capital (to risk-weighted assets)	33,444	12.8	10,477	4.0	15,716	6.0
Tier I capital (to adjusted total assets)	33,444	9.8	10,249	3.0	17,081	5.0
Tier I capital (to adjusted tangible assets)	33,444	9.8	6,833	2.0	N/A	N/A
Tangible capital (to adjusted tangible assets)	33,444	9.8	5,124	1.5	N/A	N/A

As of December 31, 2006
Total risk-based capital (to risk-weighted assets)	$36,533	13.0%	$22,532	8.0%	$28,164	10.0%
Tier I capital (to risk-weighted assets)	34,037	12.1	11,266	4.0	16,899	6.0
Tier I capital (to adjusted total assets)	34,037	9.2	11,055	3.0	18,425	5.0
Tier I capital (to adjusted tangible assets)	34,037	9.2	7,370	2.0	N/A	N/A
Tangible capital (to adjusted tangible assets)	34,037	9.2	5,527	1.5	N/A	N/A

LSB Financial Corp.

Notes to Consolidated Financial Statements
December 31, 2007 and 2006
(Dollars in Thousands, Except Per Share Data)

The Bank is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval.  At December 31, 2007, approximately $1,836 of retained earnings were available for dividend declaration without prior regulatory approval.

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

Note 12: Employee Benefits

The Bank maintains an ESOP which purchased 8% of the stock offered in the conversion using funds provided by an $824 loan from LSB which was repaid by contributions to the ESOP by the Bank.  Pursuant to the ESOP, the shares are to be allocated to participants annually, over a 12-year period, based upon employee compensation levels during the year.  The number of shares earned each year is determined by the ESOP loan agreement.  Shares no longer required to be held as collateral for that loan are committed to be released and are earned by participants.  Dividends paid on allocated shares are charged to retained earnings and dividends on unallocated shares are used to reduce the debt.

ESOP expense for the years ended December 31, 2007 and 2006 was $0 and $241 respectively.

	2007	2006

Allocated shares	96,013	97,303
Shares released for allocation	—	9,320
Unearned shares	—	—
Total ESOP shares	96,013	106,623
Fair value of unearned shares at December 31	$—	$—

The LSB Recognition and Retention Plan (RRP) has awarded stock to certain officers and directors of the Company.  Stock awarded under the RRP is restricted as to certain rights at the time of issuance.  These restrictions are removed over a 5-year period.  If an employee leaves LSB prior to vesting, the remaining restricted shares are returned to the Company.  During 2007 and 2006, no shares were forfeited by RRP participants.  The cost of awarded shares is amortized over the vesting period.  Expense recorded for the RRP totaled $0 and $22 for 2007 and 2006.

LSB Financial Corp.

Notes to Consolidated Financial Statements
December 31, 2007 and 2006
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

A summary of option activity under the Plan as of December 31, 2007, and changes during the years then ended, is presented below:

	2007
	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value

Outstanding, beginning of year	43,575	$18.34
Granted	—	—
Exercised	(2,259)	14.96
Forfeited or expired	—	—

Outstanding, end of year	41,316	$18.52	5.03 years	$107
Exercisable, end of year	25,354	$15.67	5.23 years	$105

LSB Financial Corp.

Notes to Consolidated Financial Statements
December 31, 2007 and 2006
(Dollars in Thousands, Except Per Share Data)

The weighted-average grant-date fair value of options granted during the years 2007 and 2006 was $0.  The total intrinsic value of options exercised during the years ended December 31, 2007 and 2006 was $10 and $33, respectively.

As of December 31, 2007, there was $10 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plan.  That cost is expected to be recognized over a weighted-average period of 2 years.

During 2007 the Company recognized $14 of share-based compensation expense and $3 of tax benefit related to the share based compensation expense.

Note 14: Earnings Per Share

Earnings per share (EPS) were computed as follows:

	Year Ended December 31, 2007
	Income	Weighted- Average Shares	Per Share Amount

Net income	$1,574	1,579,792
Basic earnings per share
Income available to common stockholders			$1.00
Effect of dilutive securities
Stock options		8,978
Diluted earnings per share
Income available to common stockholders and assumed conversions	$1,574	1,588,770	$0.99

There were no options outstanding at December 31, 2007 that were considered anti-dilutive.

LSB Financial Corp.

Notes to Consolidated Financial Statements
December 31, 2007 and 2006
(Dollars in Thousands, Except Per Share Data)

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
December 31, 2007 and 2006
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

	December 31, 2007		December 31, 2006
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets
Cash and cash equivalents	$6,490	$6,490	$9,727	$9,727
Available-for-sale securities	13,221	13,221	16,316	16,316
Loans including loans held for sale, net of allowance for loan losses	296,908	300,755	317,691	318,597
Federal Home Loan Bank stock	3,997	3,997	3,997	3,997
Interest receivable	1,641	1,641	1,834	1,834

Financial liabilities
Deposits	232,030	233,566	255,304	253,863
Federal Home Loan Bank advances	74,256	75,248	76,618	76,485
Interest payable	421	421	498	498

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
December 31, 2007 and 2006
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

LSB Financial Corp.

Notes to Consolidated Financial Statements
December 31, 2007 and 2006
(Dollars in Thousands, Except Per Share Data)

At year-end, these financial instruments are summarized as follows:

	2007	2006
Commitments to extend credit
Fixed rate	$9,215	$2,068
Variable rate	830	2,067
Unused portions of lines of credit	26,355	35,869
Letters of credit	829	566

The commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established under the contract.  Generally, such commitments are for no more than 60 days.  At December 31, 2007, the fixed rate loan commitments were at rates ranging from 5.25 to 8.63%.  Unused portions of lines of credit include balances available on commercial and home equity loans and are variable rate.

Note 17: Condensed Financial Information (Parent Company Only)

Presented below is condensed financial information as to financial position, results of operations and cash flows of the Company:

Condensed Balance Sheets
	December 31
	2007	2006
Assets
Cash	$38	$46
Securities available-for-sale	184	195
Investment in the Bank	33,565	34,012
Other assets	166	607
Total assets	$33,953	$34,860
Liabilities	$21	$20
Stockholders' Equity	33,932	34,840
Total liabilities and stockholders' equity	$33,953	$34,860

LSB Financial Corp.

Notes to Consolidated Financial Statements
December 31, 2007 and 2006
(Dollars in Thousands, Except Per Share Data)

Condensed Statements of Income
	Year Ending December 31
	2007	2006
Income
Dividends from the Bank	$2,275	$1,007
Other income	11	12
Total income	2,286	1,019
Expenses	(251)	(221)
Income Before Income Tax and Equity in Undistributed Income of Subsidiaries	2,035	798
Income Tax Benefit	98	108
Income Before Equity in Undistributed Income of Subsidiaries	2,133	906
Equity in Undistributed Income of Subsidiaries	(559)	2,444
Net Income	$1,574	$3,350

Condensed Statements of Cash Flows
	Year Ending December 31
	2007	2006
Operating Activities
Net income	$1,574	$3,350
Equity in undistributed income of the Bank	559	(2,444)
Change in other assets	443	98
Net cash provided by operating activities	2,576	1,004
Investing Activities
Proceeds from paydowns of securities	11	10
Proceeds from ESOP loan repayment	—	69
Net cash provided by investing activities	11	79
Financing Activities
Dividends paid	(1,420)	(1,054)
Stock options exercised	37	53
Repurchase of stock	(1,212)	(682)
Net cash used in financing activities	(2,595)	(1,683)
Net Change in Cash	(8)	(600)
Cash at Beginning of Year	46	646
Cash at End of Year	$38	$46

LSB Financial Corp.

Notes to Consolidated Financial Statements
December 31, 2007 and 2006
(Dollars in Thousands, Except Per Share Data)

Note 18: Recent Accounting Pronouncements

Future Accounting Matters

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements.  SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting standards, and expands disclosures about fair value measurements.  SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years.  The adoption of SFAS No. 157 was not significant to our financial condition or results of operations.

In September 2006, the Emerging Issues Task Force Issue 06−4 (EITF 06-4), Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split−Dollar Life Insurance Arrangements, was ratified.  EITF 06-4 addresses accounting for separate agreements which split life insurance policy benefits between an employer and employee.  The Issue requires the employer to recognize a liability for future benefits payable to the employee under these agreements.  The effects of applying EITF 06-4 must be recognized through either a change in accounting principle through an adjustment to equity or through the retrospective application to all prior periods.  For calendar year companies, EITF 06-4 is effective beginning January 1, 2008. Early adoption is permitted as of January 1, 2007.  The adoption of EITF 06-4 was not significant to our financial condition or results of operations.

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

In December, 2007, FASB issued SFAS 160, Noncontrolling Interest in Consolidated Financial Statements and SFAS 141R, Business Combinations.  Both are effective for annual periods beginning after December 15, 2008.  The Company does not believe that either will have a significant impact on its financial statements.

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

Peter Neisel
Owner, President and CEO, Schwab Corp., retired

Jeffrey A. Poxon
Senior Vice President, Investments and Chief Investment Officer, The Lafayette Life Insurance Company

Charles W. Shook
President and Owner, The Shook Agency

Executive Officers

Randolph F. Williams President and Chief Executive Officer	Mary Jo David Vice President, Chief Financial Officer and Secretary-Treasurer

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

Jeffrey A. Poxon.  Mr. Poxon is the Senior Vice President-Investments and Chief Investment Officer of The Lafayette Life Insurance Company.

Charles W. Shook.  Mr. Shook is the President and owner of the Shook Agency, a residential and commercial real estate brokerage firm based in Lafayette, Indiana.

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

Form 10-K Report

A copy of LSB Financial’s Annual Report on Form 10-K without exhibits for the fiscal year ended December 31, 2007, as filed with the SEC, will be furnished without charge to shareholders of LSB Financial upon written request to the Secretary, LSB Financial Corp., 101 Main Street, P.O. Box 1628, Lafayette, Indiana 47902, or by calling (765) 742-1064.  Copies of the exhibits filed with the Form 10-K may be obtained by shareholders at a charge of $0.25 per page.

Common Stock

As of February 22, 2008, there were approximately 1,061 holders of record of LSB Financial Common Stock and 1,560,409 shares of issued and outstanding common stock.   LSB Financial’s stock is quoted on the Nasdaq National Stock Market under the symbol “LSBI.”

The following table sets forth, for the periods shown, the high and low sale price of the common stock and cash dividends per share declared.  All amounts have been adjusted to reflect stock dividends and stock splits declared by the Company to date.  The last stock dividend was declared in 2006.

Quarter Ended	High	Low	Cash Dividends Declared

March 31, 2006	29.02	27.14	0.16
June 30, 2006	27.63	25.48	0.16
September 30, 2006	25.95	25.24	0.16
December 31, 2006	26.12	24.50	0.16
March 31, 2007	26.90	24.25	0.20
June 30, 2007	26.00	24.80	0.20
September 30, 2007	26.515	23.00	0.25
December 31, 2007	24.85	18.41	0.25

Dividend payment decisions are made with consideration of a variety of factors including earnings, financial condition, market considerations and regulatory restrictions.  Restrictions on dividend payments are described in Note 11 of the Notes to Consolidated Financial Statements included in this Annual Report.

Performance Graph

The following graph shows the performance of the Company’s common stock since December 31, 2002, in comparison to the NASDAQ Composite Index, the NASDAQ Bank Index and the SNL Bank and Thrift Index.

101 Main Street

P.O. Box 1628

Lafayette, Indiana

47902-1628

(765) 742-1064

LSBANK@LSBANK.com

www.LSBANK.com

LSB Financial Corp.

The Holding Company of Lafayette Savings Bank