Form 10-K, Exhibit 13
period 2008-12-31
LSB FINANCIAL CORP
filed 2009-03-31
CIK 930405

EXHIBIT 13

ANNUAL MEETING
The Annual Meeting of Shareholders of LSB Financial Corp.
will be held April 15, 2009 at 9:00 a.m. local time at the LSB
Building, located at 22 N. Second Street, Lafayette, Indiana.

LSB FINANCIAL CORP.

TABLE OF CONTENTS

Letter to Shareholders	i
Selected Financial Information	1
Management’s Discussion and Analysis	3
Disclosure Regarding Forward-Looking Statements	30
Auditors’ Report	31
Consolidated Financial Statements	34
Directors and Executive Officers	62
Shareholder Information	64

		FINANCIAL HIGHLIGHTS

		December 31, 2008
		(Dollars in Thousands)

		Total assets	$373,012
		Total loans, net of allowance	326,639
		Securities and short-term investments	21,032
		Deposits	258,587
		Borrowings	78,500
		Shareholders’ equity	34,075
		Shareholders’ equity as percent of assets	9.14%
		Net Income	$1,740

ANNUAL MEETING

The Annual Meeting of Shareholders of LSB Financial Corp. will be held April 15, 2009 at 9:00 a.m. local time at the LSB Building, located at 22 N. Second Street, Lafayette, Indiana.

LSB FINANCIAL CORP.

Dear Fellow Shareholder:

In what may have been the most difficult year in banking since the Great Depression, the performance of our outstanding LSB team enables us to report a number of accomplishments:

1.  In a year where nearly one-third of all FDIC-insured savings institutions lost money, we increased earnings by 10.6%.  Our net income for the year was $1,740,000, or $1.12 per share, compared to $1,574,000 or $0.99 per share, the previous year.  This equates to a return on average equity of 5.08% and a return on average assets of 0.48%, comparing favorably to an industry average loss of -5.94% and -0.55%, respectively.

2.  Remarkably, we were able to hold the net interest margin erosion to 45 basis points, ending the year at 2.97%.  Total loans increased by $29.7 million, or 10.0%, deposits grew to $258.6 million, up 11.5%, and assets ended the year at $373.0 million, an increase of 9.1%.  Net interest income declined by $1.1 million because the Fed’s seven interest rate cuts in 2008 caused the prime rate to fall by 400 basis points.  Although these rate decreases immediately affected loan rates, deposit rates resisted the cuts as the largest banks continued to offer higher interest rates to attract more deposits and improve their liquidity.

3.  We were able to decrease our nonperforming loans from $10.0 million to $8.0 million during the year.  We approached 2008 with some trepidation about the recession’s effect on the local economy but with continued determination to work closely with struggling borrowers in an effort to improve the bank’s credit quality.  Our focus on credit quality began in earnest in December 2006 with the establishment of an independent credit department which, at the time, was working through an overbuilt housing market and steep increases in property taxes.  As you may recall, in 2007 we allocated $1.6 million to loan loss reserves, anticipating that many of our foreclosed properties that had been working through the foreclosure process would be sold at sheriff’s sales in 2008.  We acquired and moved $3.0 million of foreclosed properties in 2008 and wrote off additional losses on approved short sales, where properties were sold by borrowers for less than the amount of their loan.  Our charge-offs to loan loss reserves totaled $1.2 million in 2008.  Although we cannot predict how hard the national recession will affect us, this is our lowest level for nonperforming loans since December 2006.  The adjustments we made to other real estate owned (OREO) property values in 2007 put us in a good position for 2008.  We sold over $4.6 million of OREO properties and recognized additional losses of only $156,000.  Compared to $3.9 million at December 31, 2007, our OREO properties at December 31, 2008, totaled $1.4 million, our lowest balance since mid-2005.  An all important ratio, nonperforming loans compared to total loans dropped from 3.32% at December 31, 2007, to 2.41% at December 31, 2008.

4.  Although we feel privileged to have been approved to receive Troubled Assets Relief Program (TARP) money, our strong capitalization level, improving loan quality, and generally stable local economy, as well as the continuing lack of clarity about the final government-mandated stipulations for those who accept this money, have led our board of directors to respectfully decline to participate.  In October of last year, the Treasury announced TARP under emergency legislation to address the tremendous challenges facing the financial industry.  Federal regulators were encouraging banks to apply for capital infusions through the plan’s

i

Capital Purchase Program (CPP); at the same time, the U.S. Treasury was encouraging banks to apply for the money to help unfreeze lending. Applications were due in less than a month, which made careful evaluation of the program difficult.  Nevertheless, because of concern about the economy, many banks, including LSB, applied for the funds as a way to secure time to consider their position.

With a Tier 1 capital to assets ratio of 9.14% at year-end, Lafayette Savings Bank is considered well capitalized compared to the regulatory well-capitalized Tier 1 to assets ratio of 5.0%.  Despite the cushion, we applied various stress tests to determine whether our capital was sufficient to keep us well capitalized should the national economic downturn severely affect the local economy.  We evaluated that likelihood in light of the diverse local economy, the presence of Purdue University and its thriving Research Park, and the reported $600 million of capital invested in Greater Lafayette in 2008.  We took into account that our business plan has resulted in a balance sheet not troubled by subprime loans, with no derivative investment products purchased to obtain high returns, and no preferred stock from Freddie Mac or Fannie Mae.  On January 6, 2009, we received preliminary approval from the Treasury to receive $8.6 million of CPP money.  We declined the funds because our community-oriented approach to banking has served us well for the past 140 years and we believe it will continue to provide us with sufficient capital to weather the effects of the national slowdown.

5.  As growth slowed back in the third quarter of 2007, we increased the dividend to $0.25 per share.  That rate held for the next six quarters, until we lowered it to $0.125 in the first quarter of 2009. We completely agree with the original goals of the TARP, that building up capital during hard times is prudent and that continuing to lend to keep a stable economy is crucial.  We believe that the money we save by reducing our dividend directly accomplishes both those things.  Despite the troubled national economy, locally we continue to see substantial numbers of well-qualified borrowers applying for loans, and we acted on our belief that using our equity to fund loans and thus grow the balance sheet is a prudent way to manage our capital.  Also, the reduced dividend will give us the flexibility to make strategic repurchases of our own stock, which like most bank stock is selling below book value.  Further, any capital we are able to retain because of this lower dividend rate will bolster capital levels internally rather than taking CPP money.

Despite our improved performance, we are nonetheless a financial stock.  As did most financial stocks, our price decreased over the year, ending the year at $9.95.  At year-end we were trading at 45% of book value and 8.9 times earnings.  It is our hope that continued strong earnings, along with recognition as having been “TARP qualified” and our own decision not to participate in the program, will identify us as a solid investment.

During the year, Harry A. Dunwoody, senior vice president, retired from the bank.  Harry worked for the bank for over 19 years and served 14 years as a director of the company.  Those of you who know Harry (at one time or another, he probably made most of you a loan) realize what a caring person he was.  When he retired he asked us to use his accumulated vacation and sick days to establish a pool of paid time off to lessen the burden for employees who had exhausted theirs.  Thus the Compassionate Time-Off Program became an official benefit to our employees.

As the banking industry picks its way through the minefield of 2009, we have no clear idea just how much the national recession will affect out local economy.  We will continue our

ii

efforts to manage our capital, control expenses, and grow the interest margin.   Thank you for your continued support.  Our team is committed to exceeding expectations every day, whether for customers, shareholders, or each other.

Respectfully,

Randolph F. Williams President & Chief Executive Officer

iii

SELECTED FINANCIAL INFORMATION

The selected financial data presented below should be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations, as well as the audited Consolidated Financial Statements contained elsewhere in this Annual Report.

	December 31,
	2008	2007	2006	2005	2004
	(Dollars in Thousands)
Selected Financial Condition Data:
Total assets	$373,012	$342,010	$368,400	$372,664	$355,045
Loans receivable, including loans held for sale, net	326,639	296,908	317,691	330,971	318,927
Securities available-for-sale	11,853	13,221	16,316	11,611	7,947
Short-term investments	9,179	4,846	8,336	7,687	6,818
Deposits	258,587	232,030	255,304	265,993	256,631
Total borrowings	78,500	74,256	76,618	72,033	66,808
Shareholders’ equity	34,075	33,932	34,840	32,821	30,393

	December 31,
	2008	2007	2006	2005	2004
	(Dollars in Thousands, except share data)
Selected Operations Data:
Total interest income	$21,319	$22,882	$23,263	$21,498	$19,286
Total interest expense	11,286	11,655	11,142	9,664	8,416
Net interest income	10,033	11,227	12,121	11,834	10,870
Provision for loan losses	1,102	1,570	1,018	1,200	500
Net interest income after provision for loan losses	8,931	9,657	11,103	10,634	10,370
Deposit account service charges	1,736	1,838	1,766	1,423	889
Gain on sales of mortgage loans	117	201	214	322	593
Gain on call of securities	---	6	---	---	---
Loss on real estate owned	(156)	(1,097)	---	---	---
Other non-interest income	1,194	1,098	858	764	747
Total non-interest income	2,891	2,046	2,838	2,509	2,240
Total non-interest expense	9,286	9,322	8,593	8,111	7,554
Income before taxes	2,536	2,381	5,348	5,032	5,056
Income taxes	796	807	1,998	1,764	1,792
Net income	$1,740	$1,574	$3,350	$3,268	$3,264

Earnings per share	$1.12	$1.00	$2.08	$2.03	$2.10
Earnings per share, assuming dilution	1.12	0.99	2.07	2.02	2.03
Dividends paid per share	1.00	0.90	0.68	0.61	0.51

	December 31,
	2008		2007		2006		2005		2004
Selected Financial Ratios and Other Data:
Performance Ratios:
Return on assets (ratio of net income to average total assets)	0.48%		0.45%		0.91%		0.89%		0.95%
Return on equity (ratio of net income to average equity)	5.08		4.52		9.88		10.21		11.19
Average interest rate spread during period	2.82		3.25		3.33		3.23		3.20
Net interest margin(1)	2.97		3.42		3.48		3.37		3.32
Operating expense to average total assets	2.58		2.66		2.33		2.20		2.20
Average interest-earning assets to average interest-bearing liabilities	1.05	x	1.05	x	1.05	x	1.05	x	1.05	x

Quality Ratios:
Non-performing assets to total assets at end of period	2.52%		4.08%		3.17%		2.83%		1.67%
Allowance for loan losses to non-performing loans	46.35		37.04		23.72		27.00		35.38
Allowance for loan losses to loans receivable	1.12		1.23		0.86		0.85		0.66

Capital Ratios:
Shareholders’ equity to total assets at end of period	9.14		9.92		9.46		8.81		8.56
Average shareholders’ equity to average total assets	9.53		9.92		9.19		8.69		8.50
Dividend payout ratio	89.43		90.00		32.69		30.05		24.54

Other Data:
Number of full-service offices	5		5		5		5		5

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

Lafayette Savings is, and intends to continue to be, an independent, community-oriented financial institution.  The Bank has been in business for 139 years and differs from many of our competitors in having a local board and local decision-making in all areas of business.  In general, our business consists of attracting or acquiring deposits and lending that money out primarily as real estate loans to construct and purchase single-family residential properties and, to a lesser extent, multi-family and commercial properties and to fund land development projects.  We also make a limited number of commercial business and consumer loans.

We have an experienced and committed staff and enjoy a good reputation for serving the people of the community and understanding their financial needs and for finding a way to meet those needs.  We contribute time and money to improve the quality of life in our market area and many of our employees volunteer for local non-profit agencies.  We believe this sets us apart from the other 19 banks and credit unions that compete with us.  We also believe that operating independently under the same name for over 139 years is a benefit to us—especially as acquisitions and consolidations periodically disrupt financial institutions and services.  Focusing time and resources on acquiring customers who may be feeling disenfranchised by their no-longer-local bank has proved to be a successful strategy.

In this year of worsening recession and extraordinary economic times, we find ourselves in a community that to some extent has been sheltered from the worst effects of the slowdown.  The greater Lafayette area enjoys diverse employment including several major manufacturers; a strong education sector with Purdue University and a large local campus of Ivy Tech Community College; government offices of Lafayette, West Lafayette and Tippecanoe County and a growing high-tech presence with the Purdue Research Park.  This diversity served to insulate us from some of the severity of the effects of economic downturns felt in other parts of the country.  A year-end report by the Lafayette Chamber of Commerce noted nearly $600 million in new capital investments in 2008 with new projects underway as the two new hospitals in the area spur growth of a medical corridor and Purdue University and the Purdue Research Park plan additional growth.  That report indicated that only one local employer surveyed anticipated reductions in staff although that one, Wabash National, the area’s second largest industrial employer, experienced a plant shutdown at year-end.  Wabash National expects that new product lines and new contracts will increase levels of production by the second quarter of 2009.  The Tippecanoe County unemployment rate a December 2008 was 6.0%, a higher than usual level likely caused by temporary layoffs at Wabash National discussed below.  The local economy has stayed relatively strong thanks to the presence of Purdue University which employs almost

15,000 people and has enrollment at the West Lafayette campus of over 40,000.  The University’s new construction in 2008 provided capital investments of over $242 million, thanks in part to their successful fundraising campaign which raised over $7 billion. The success of the Purdue Research Park in attracting high-tech companies to the Lafayette area is seen in the 52 buildings with 1.3 million square feet owned or leased by 160 companies employing 3,100 people. Its 195,000 square feet of incubator space makes it the largest institutionally operated incubator program in the nation.  The county also has a relatively strong manufacturing sector. Some examples of new growth in 2008 include Federal Express announcing it will build a distribution center in Lafayette in 2009, EDS Indiana Technical Resource Center leasing 13,000 square feet in Purdue Research Park and hiring 92 people with additional growth planned for 45,000 square feet occupied in 2009 and 200 employees hired by 2010.  TRW plans to expand its operations with a new $29 million facility in south Lafayette that will employ 200 people.  Caterpillar currently has a $1.6 million office building underway and increased employment by 350 in 2008 with 50 more projected to be hired in 2009.  Subaru of Indiana projected production of 195,000 vehicles in 2008 and increased its national sales by 3% in 2008, the only major auto manufacturer to do so.  Wabash National, after struggling in the last few years and shutting down their plant from December 2008 through February 2009, invested $8 million in new equipment, $1 million on real estate improvements and plans a $3 million facility improvement as part of a new strategic plan.  They project that sales will increase from $15 million in 2008 to $35 million in 2009, to $80 million in 2012 due to, among other things, multi-year contracts signed with several national corporations including orders for their new utility trucks, cargo trailers and storage units, and orders for a projected 34,270 new trailers.  They anticipate calling back all laid-off employees by the second quarter of 2009.  The other area of growth involves the construction of two new hospitals (one already in operation) and the resulting medical corridor currently being developed to accommodate the office space needed for related services.

The community is making progress working through the effects of the overbuilding of one- to four-family housing when housing starts increased from a somewhat typical 858 starts in 2001 to 1,219 in 2004.  New construction has dropped every year since, to 448 in 2008.   Many of the houses which had been sold to marginally qualified borrowers reappeared on the market as foreclosed properties, further slowing the need for new housing.  While this increase in foreclosed properties and distressed housing sales has been a drag on the economy, this was due more to aggressive marketing of houses to people who couldn’t afford them rather than because of increased levels of unemployment.  In addition, unlike in other parts of the country, housing values in the Metropolitan Statistical Area of which Tippecanoe County is a part have increased by 2.88% over the last 12 months according to a report from the Office of Federal Housing Enterprise Oversight.

We continue to work with borrowers who have fallen behind on their loans.  The majority of our delinquent loans are secured by real estate and we believe we have sufficient reserves to cover incurred losses.  The challenge is to get delinquent borrowers back on a workable payment schedule or to get control of their properties through an overburdened court system.  We acquired 29 properties in 2008 through foreclosure or deeds-in-lieu of foreclosure.

The funds we use to make loans come primarily from deposits from customers in our market area, from brokered deposits and from Federal Home Loan Bank (“FHLB”) advances.  In addition we maintain an investment portfolio of available-for-sale securities to provide liquidity as needed.  Our intention is to seek out the least expensive source of funds, but if the need is immediate we will acquire pre-payable FHLB advances which are immediately available for member banks within their borrowing tolerance and can then be replaced with local or brokered deposits as they become available.  Our reliance on brokered funds as a percentage of total deposits increased in 2008 from 20.6% to 23.6% with the actual dollar amount increasing from $47.8 million to $61.0 million.  We generally prefer brokered deposits over FHLB advances when the rates are competitive with the cost of raising money locally.  The deposits are available with a range of terms, there is no collateral requirement and the money is predictable as it cannot be withdrawn early except in the case of the death of a depositor and there is no option to have the money rollover at maturity.  While we always welcome local deposits, the cost and convenience of brokered funds make them a useful alternative.  We will also continue to rely on FHLB advances to provide immediate liquidity and help manage interest rate risk.

Our primary source of income is net interest income, which is the difference between the interest income earned on our loan and investment portfolio and the interest expense incurred on deposits and borrowings.  Our net interest income depends on the balance of our loan and investment portfolios and the size of our net interest margin – the difference between the income generated from loans and the cost of funding.  Our net interest income also depends on the shape of the yield curve.  Since January 2007, the Federal Reserve has lowered short-term rates from around 5.0% to almost zero while long-term rates which had also been near 5.0% fell to under 3.0%.  Because deposits are generally tied to shorter-term market rates and loans are generally tied to longer-term rates this would typically be viewed as a positive step.  In reality, loans—especially those immediately repriceable to prime—fell immediately while deposits generally stayed high due to a demand for liquidity, especially by big banks whose presence in the deposit markets was ubiquitous.  Our expectation for 2009 is that deposits will gradually respond to the lower market rates as banks are less concerned about the loss of liquidity.  Overall loan rates are expected to stay low.

Rate changes can typically be expected to have an impact on interest income.  Falling rates generally increase borrower preference for fixed rate products, which we typically sell on the secondary market, and existing adjustable rate loans can be expected to reprice to lower rates, which could be expected to have a negative impact on our interest income.  Also any new loans put on the books will be at comparatively low rates.  Because the government is working to push long-term rates to fall further to help ease the housing crisis, we expect to see a return to a high volume of refinancing.

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

2008 Summary

Our strategy in 2008 was similar to that in 2007 - enhancing the credit analysis department, working to manage non-performing loans and dispose of other real estate owned, controlling the cost of funds and other expenses and focusing on growth in other income.  Later in the year we focused on selectively extending credit to borrowers who had been denied credit at larger, national banks who were hesitant to loan in the current environment, and in enhancing our secondary loan market availability to enable us to provide VA and FHA loans to qualified borrowers.

Because the local economy fared better in 2008 than the rest of the country, the opportunity for loan growth was better than expected.  Unit residential real estate sales in 2008 were one unit below 2007 and were trending higher at year end.  Commercial real estate activity was centered in the new medical corridor connecting the two new hospitals, industrial growth on the south side of town, and ongoing building at Purdue University and in the Purdue Research Park.  The loan increase was across all real estate related categories.  Non-real estate and home equity loans declined over 2008.  Our credit department is now fully staffed with a department manager, two experienced credit analysts and two collectors, including one experienced in workouts and debt restructuring.  In 2008, we sold $4.6 million of other real estate owned (OREO) properties, consisting of 42 properties.  Our residential loan originators originated and sold $10.2 million of residential loans on the secondary market for a gain of $117,000.

In 2007 we allocated $1.6 million to loan loss reserves anticipating that many of our delinquent loans would be foreclosed in 2008.  The allocation increased the ratio of loan loss reserves to total loans at December 31, 2007 to 1.23%, the highest rate we have ever shown.  We charged off $1.2 million to loan loss reserves in 2008 which resulted in the addition of $2.3 million of foreclosed properties to OREO. We also wrote off additional losses on properties sold through approved short sales where properties were sold by borrowers for less than the amount of their loan.  We were able to decrease our non-performing loans from $10.0 million at December 31, 2007 to $8.0 million at December 31, 2008.  This is our lowest level for non-performing loans since December 2006.  At December 31, 2008, our allowance for loan losses compared to non-performing loans was 46.35% compared to 37.04% at December 31, 2007.  Non-performing loans compared to total loans dropped from 3.32% at December 31, 2007 to 2.52% at December 31, 2008.  Our OREO properties at December 31, 2008 were $1.4 million, our lowest balance since mid-2005, and compared to $3.9 million at December 31, 2007.  In addition, even after working through this number of properties, the ratio of loan loss reserves to total loans ended the year at 1.12% which we believe to be adequate to absorb estimated incurred losses inherent in our loan portfolio.  While we continue to seek to lower our delinquencies, based on our analysis we believe we have sufficient reserves to cover incurred losses.  In 2008 we also wrote off losses of $156,000 on the sale of OREO properties including $16,000 of net loss on the actual sale of properties and $140,000 of writedowns taken to adjust the value of OREO properties to the estimated, realizable value.

The Federal Reserve rate adjustments which took short-term rates to virtually zero and longer-term rates to the 2% to 3% range, while returning the yield curve to a more normal shape, did not have the expected effect of maintaining interest rate margins.  All loans tied to prime reacted immediately to the rate cuts.  New loan rates fell as well, as have, gradually, other variable rate loans.  Deposit rates however remained high due to the liquidity demands of bigger banks that kept deposit rates well over Treasury indications.  Because banks were unsure about whether their normal borrowing sources would be available, many of them turned to the brokered CD markets and/or paid premium rates for customer deposits.  For banks like us with routine funding needs the cost of funds stayed frustratingly high.

Other non-interest income, excluding the gain on sale of loans and the loss on the sale of OREO, decreased by $12,000 primarily from a $102,000 decrease in deposit service fees offset by a $60,000 increase in loan fees due to higher fees for loan closings and an increase in loan modification fees and a $28,000 increase in fees from our new in-house wealth management department.

The results of our loan and deposit activity in 2008 are illustrated in the chart on page 14 and include:

•	Residential mortgage loans (including loans held for sale) increased by 4.7% from $137.6 million to $144.1 million.

•	All other real estate loans, net, including multi-family, land, land development, construction and commercial real estate loans increased 21.9% from $127.6 million to $159.7 million.

•	Commercial business lending decreased 26.1% from $19.3 million to $14.3 million.

•	At December 31, 2008, 70.4% of our gross loan portfolio had adjustable interest rates.

•
Total deposit accounts increased 11.5% from $232.0 million at December 31, 2007 to $258.6 million at December 31, 2008, with core deposits increasing 7.9% from $75.9 million to $81.9 million over the same period.

2009 Overview

We expect to see continued slow-to-moderate growth in our residential loan portfolio through 2009 with interest rates remaining low and rates on residential mortgage loans at historically low levels.  While we expect to see significant residential mortgage loan refinance activity as borrowers take advantage of lower rates to bring down their mortgage costs, we intend to primarily originate these loans for sale on the secondary market, only keeping some of our shorter-term fixed rate loans in our portfolio.  We expect to have the opportunity to consider new commercial loan relationships as some of the larger banks have moved to tighten credit.  We anticipate some increase in commercial real estate and commercial business loan activity from the medical corridor being built around the two new hospitals and from building related to the Purdue Research Park and other areas of expansion.  We are fortunate that the local economy is showing such resilience in the face of the recession. However, portfolio loan growth overall is expected to be modest.

Our operating results will continue to be affected by several factors involving the disposition of properties in foreclosure or held in other real estate owned, including the level of the provision for loan losses, gains and losses on the sale of properties once we acquire title to them, the loss of interest income on non-performing assets and non-interest expenses incurred in obtaining, marketing and disposing of the properties.  These factors are expected to have less of an impact than in 2008 since the level of OREO properties at year-end was at its lowest point in three years and our non-performing loans were down $2.0 million from last year.  Our allowance for loan losses to non-performing loans is at 46.4%, the highest level in four years.  The allowance for loan losses ended the year at 1.12%.  Because of staff increases in the credit area, we expect the quality of our loan portfolio to improve as improved credit analysis translates into higher credit quality of our new loans while we proactively work with troubled borrowers while their situation is still salvageable.  We monitor these and all other loans in our portfolio carefully and perform specific impairment analyses on any loans over 90 days delinquent.  Based on our analysis, we believe that our current loan loss reserve is sufficient to cover probable losses.

We intend to continue to follow a strategy for growth in 2009 that includes (1) maintaining a strong capital position, (2) managing our vulnerability to changes in interest rates by emphasizing adjustable rate and/or shorter-term loans, (3) optimizing our net interest margin by supplementing our traditional mortgage lending with prudent multi-family and commercial real estate, consumer and construction loans, (4) working to originate and sell residential mortgage loans in the secondary market for a fee, (5) originating FHA and VA loans to access a market not previously available to us, and (6) funding our growth by using a mix of local and brokered deposits and FHLB advances, whichever is most cost-effective.

Possible Implications of Current Events

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

Management continues to assess the impact on the Company of the uncertain economic and regulatory environment affecting the country at large and the financial services industry in particular.  The level of turmoil in the financial services industry does present unusual risks and challenges for the Company, as described below:

In response to the financial crises affecting the banking system and financial markets and going concern threats to investment banks and other financial institutions, on October 3, 2008, the Emergency Economic Stabilization Act of 2008 (the “EESA”) was signed into law.  Pursuant to the EESA, the U.S. Department of Treasury (the “Treasury”) has the authority to, among other things, purchase up to $700 billion of mortgages, mortgage-backed securities and certain other financial instruments from financial institutions for the purpose of stabilizing and providing liquidity to the U.S. financial markets.

On October 14, 2008, the Treasury also announced it would offer to qualifying U.S. banking organizations the opportunity to sell preferred stock, along with warrants to purchase common stock, to the Treasury under the Troubled Asset Relief Program (“TARP”) Capital Purchase Program (the “CPP”). On January 6, 2009, the Company received preliminary approval of its application under the TARP CPP to sell $8.6 million in preferred stock to the Treasury.  However, based on the Company’s strong capitalization level, improving loan quality, generally stable local economy and the lack of clarity regarding final government-mandated stipulations for those who accept the TARP money, the Company’s board of directors has decided the Company will not participate in the TARP CPP.

The Current Economic Environment Poses Challenges For Us and Could Adversely Affect Our Financial Condition and Results of Operations. We are operating in a challenging and uncertain economic environment, including generally uncertain national conditions which could have implications for our local markets. The capital and credit markets have been experiencing volatility and disruption for more than 12 months. In recent months, the volatility and disruption has reached unprecedented levels. The risks associated with our business become more acute in periods of a slowing economy or slow growth. Financial institutions continue to be affected by sharp declines in the real estate market and constrained financial markets. While we are taking steps to decrease and limit our exposure to problem loans, and while our local economy has remained somewhat insulated from the most severe effects of the current economic environment, all financial institutions nonetheless retain direct exposure to the residential and commercial real estate markets and are affected by these events.

Our loan portfolio includes commercial real estate loans, residential mortgage loans, and construction and land development loans. Continued declines in real estate values, home sales volumes and financial stress on borrowers as a result of the uncertain economic environment, including job losses, could have an adverse effect on our borrowers or their customers, which could adversely affect our financial condition and results of operations. In addition, a national economic recession or further deterioration in local economic conditions in our markets could drive losses beyond that which is provided for in our allowance for loan losses and result in the following other consequences: loan delinquencies, problem assets and foreclosures may increase; demand for our products and services may decline; deposits may decrease, which would adversely impact our liquidity position; and collateral for our loans, especially real estate, may decline in value, in turn reducing customers’ borrowing power, and reducing the value of assets and collateral associated with our existing loans.

Impact of Recent and Future Legislation. As noted above, Congress and the U.S. Treasury Department have recently adopted legislation and taken actions to address the disruptions in the financial system and declines in the housing market.  It is not clear at this time what impact the EESA, TARP, other liquidity and funding initiatives of the Treasury and other bank regulatory agencies that have been previously announced, and any additional programs that may be initiated in the future, will have on the financial markets and the financial services industry. The actual impact that EESA and such related measures undertaken to alleviate the credit crisis will have generally on the financial markets, including the extreme levels of volatility and limited credit availability currently being experienced, is unknown.  The failure of such measures to help stabilize the financial markets and a continuation or worsening of current financial market conditions could materially and adversely affect all financial institutions, including the Company.

In addition to the legislation mentioned above, federal and state governments could pass additional legislation responsive to current credit conditions. As an example, the Bank could experience higher credit losses because of federal or state legislation or regulatory action that reduces the amount the Bank’s borrowers are otherwise contractually required to pay under existing loan contracts. Also, the Bank could experience higher credit losses because of federal or state legislation or regulatory action that limits its ability to foreclose on property or other collateral or makes foreclosure less economically feasible.

Adverse Effect On Our Industry from Difficult Market Conditions. Although the Metropolitan Statistical Area of which Tippecanoe County is a part has experienced a slight increase in housing values over the past 12 months, widespread downturns in the U.S. housing market may have an effect here. The market turmoil and tightening of credit generally have led to an increased level of commercial and consumer delinquencies, lack of consumer confidence, increased market volatility and widespread reduction of business activity. We do not expect that the difficult conditions in the financial markets are likely to dissipate in the near future. A worsening of these conditions would likely have adverse effects on us and others in the financial institutions industry. In particular, we may face the following risks in connection with these events:

•	We expect to face increased regulation of our industry. Compliance with such regulation may increase our costs and limit our ability to pursue business opportunities.

•
Our ability to assess the creditworthiness of our customers may be impaired if the models and approaches we use to select, manage and underwrite our customers become less predictive of future behaviors.

•
The process we use to estimate losses inherent in our credit exposure requires difficult, subjective and complex judgments, including forecasts of economic conditions and how these economic predictions might impair the ability of our borrowers to repay their loans, which may no longer be capable of accurate estimation which may, in turn, impact the reliability of the process.

•	Competition in our industry could intensify as a result of the increasing consolidation of financial services companies in connection with current market conditions.

•
We may be required to pay significantly higher deposit insurance premiums because market developments have significantly depleted the insurance fund of the Federal Deposit Insurance Corporation and reduced the ratio of reserves to insured deposits.

Current Levels of Market Volatility Are Unprecedented. The capital and credit markets have been experiencing unprecedented levels of volatility and disruption for more than a year.  In some cases the markets have produced downward pressure on stock prices and credit availability for certain issuers without regard to those issuers’ underlying financial strength. If current levels of market disruption and volatility continue or worsen, our ability to access capital may be adversely affected which, in turn, could adversely affect our business, financial condition and results of operations.

Additional Increases in Insurance Premiums. The Federal Deposit Insurance Corporation (“FDIC”) insures the Bank’s deposits up to certain limits. The FDIC charges us premiums to maintain the Deposit Insurance Fund. The Bank elected to obtain unlimited deposit insurance protection for non-interest bearing transaction deposit accounts under the FDIC’s Temporary Liquidity Guarantee Program, which will increase its insurance premiums by 10 basis points per annum.

Current economic conditions have increased expectations for bank failures. The FDIC takes control of failed banks and ensures payment of deposits up to insured limits using the resources of the Deposit Insurance Fund. The FDIC has designated the Deposit Insurance Fund long-term target reserve ratio at 1.25 percent of insured deposits. Due to recent bank failures, the FDIC insurance fund reserve ratio has fallen below 1.15 percent, the statutory minimum. The FDIC has developed a restoration plan that will uniformly increase insurance assessments by 7 basis points (annualized) effective January 1, 2009. In 2008, assessments ranged from 5 to 43 basis points of assessable deposits depending upon the institution’s risk profile. Effective April 1, 2009, the range of assessments increases to between 7 and 77 1/2 basis points, with possible future adjustments not to exceed 3 basis points from the base scale per quarter without notice and comment. Further increases in premium assessments would increase the Company’s expenses.

On February 27, 2009, the FDIC proposed an interim rule to impose a 20 basis point emergency special assessment on June 30, 2009. The assessment would be collected on September 30, 2009. On March 5, 2009, FDIC Chairman Sheila Bair announced that if Congress adopts legislation expanding the FDIC’s line of credit with Treasury from $30 billion to $100 billion, the FDIC might have the flexibility to reduce the special emergency assessment, from 20 to possibly 10 basis points.  Assuming that deposit levels remain constant, we anticipate that the special assessment for the Bank would total approximately $517,000 at the 20 basis points level, but if the FDIC is able to reduce the special assessment to 10 basis points, the Bank’s assessment would total approximately $258,000. The interim rule would also allow an additional emergency assessment of up to 10 basis points after June 30, 2009 as deemed necessary by the Board of the FDIC.   Either assessment would have a material impact on the 2009 results of operations.

Future Reduction in Liquidity in the Banking System. The Federal Reserve Bank has been providing vast amounts of liquidity in to the banking system to compensate for weaknesses in short-term borrowing markets and other capital markets. A reduction in the Federal Reserve’s activities or capacity could reduce liquidity in the markets, thereby increasing funding costs to the Bank or reducing the availability of funds to the Bank to finance its existing operations.

Concentrations of Real Estate Loans Could Subject the Company to Increased Risks in the Event of a Real Estate Recession or Natural Disaster. A significant portion of the Company’s loan portfolio is secured by real estate. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended. While property values in this area have been relatively unaffected by the economic downturn and actually increased in 2008, a weakening of the real estate market in our primary market area could result in an increase in the number of borrowers unable to refinance or who may default on their loans and a reduction in the value of the collateral securing their loans, which in turn could have an adverse effect on our profitability and asset quality. If we are required to liquidate the collateral securing a loan to satisfy the debt during a period of reduced real estate values, our earnings and capital could be adversely affected.

Significant natural disasters can also negatively affect the value to real estate that secures our loans or interrupt our business operations, also negatively impacting our operating results or financial condition.

Credit Risk Could Adversely Affect Our Operating Results or Financial Condition. One of the greatest risks facing lenders is credit risk – that is, the risk of losing principal and interest due to a borrower’s failure to perform according to the terms of a loan agreement. During 2007, the banking industry experienced increasing trends in problem assets and credit losses which resulted from weakening national economic trends and a decline in housing values. While management attempts to provide an allowance for loan losses at a level adequate to cover probable incurred losses based on loan portfolio growth, past loss experience, general economic conditions, information about specific borrower situations, and other factors, future adjustments to reserves may become necessary, and net income could be significantly affected, if circumstances differ substantially from assumptions used with respect to such factors.

Interest Rate Risk Could Adversely Affect Our Operations. The Company's earnings depend to a great extent upon the level of net interest income, which is the difference between interest income earned on loans and investments and the interest expense paid on deposits and other borrowings. Interest rate risk is the risk that the earnings and capital will be adversely affected by changes in interest rates. While the Company attempts to adjust its asset/liability mix in order to limit the magnitude of interest rate risk, interest rate risk management is not an exact science. Rather, it involves estimates as to how changes in the general level of interest rates will impact the yields earned on assets and the rates paid on liabilities. Moreover, rate changes can vary depending upon the level of rates and competitive factors. From time to time, maturities of assets and liabilities are not balanced, and a rapid increase or decrease in interest rates could have an adverse effect on net interest margins and results of operations of the Company. Volatility in interest rates can also result in disintermediation, which is the flow of funds away from financial institutions into direct investments, such as U.S. Government and corporate securities and other investment vehicles, including mutual funds, which, because of the absence of federal insurance premiums and reserve requirements, generally pay higher rates of return than financial institutions.

Critical Accounting Policies

Generally accepted accounting principles are complex and require management to apply significant judgments to various accounting, reporting and disclosure matters. Management of LSB Financial Corp. must use assumptions and estimates to apply these principles where actual measurement is not possible or practical. For a complete discussion of LSB Financial Corp.’s significant accounting policies, see Note 1 to the Consolidated Financial Statements as of December 31, 2008.  Certain policies are considered critical because they are highly dependent upon subjective or complex judgments, assumptions and estimates. Changes in such estimates may have a significant impact on the financial statements. Management has reviewed the application of these policies with the Audit Committee of LSB Financial Corp.’s Board of Directors. These policies include the following:

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

Historical loss rates for commercial and consumer loans may be adjusted for significant factors that, in management’s judgment, reflect the impact of any current conditions on loss recognition.  Factors which management considers in the analysis include the effects of the national and local economies, trends in the nature and volume of loans (delinquencies, charge-offs and non-accrual loans), changes in mix, asset quality trends, risk management and loan administration, changes in the internal lending policies and credit standards, collection practices and examination results from bank regulatory agencies and the Bank’s internal loan review.

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

Financial Condition at December 31, 2008 compared to Financial Condition at December 31, 2007.

SELECTED FINANCIAL CONDITION DATA
(Dollars in thousands)

	December 31,	December 31,	$	%
	2008	2007	Difference	Difference

Total assets	$373,012	$342,010	$31,002	9.06%

Loans receivable, including loans held for sale, net	326,639	296,908	29,731	10.01
Residential mortgage loans	144,100	137,611	6,489	4.72
Home equity lines of credit	13,610	14,018	(408)	(2.91)
Other real estate loans	155,510	127,593	27,917	21.88
Commercial business loans	14,277	19,307	(5,030)	(26.05)
Consumer loans	1,843	2,439	(596)	(24.44)
Loans sold	10,247	19,735	(9,488)	(48.08)

Nonperforming loans	7,976	9,935	(1,959)	(19.72)
Loans past due 90 days, still accruing	---	59	(59)	(100.00)
Other real estate owned	1,412	3,944	(2,532)	(64.20)
Nonperforming assets	9,388	13,938	(4,550)	(23.64)

Available-for-sale securities	11,853	13,221	(1,368)	(10.35)
Short-term investments	9,179	4,846	4,333	89.41

Deposits	258,587	232,030	26,557	11.45
Core deposits	81,907	75,939	5,968	7.86
Brokered deposits	61,001	47,766	13,235	27.71

FHLB advances	78,500	74,256	4,244	5.72
Shareholders’ equity (net)	34,075	33,932	143	0.42

As shown in the chart above, the net balance in our loan portfolio increased by $29.7 million from December 31, 2007 to December 31, 2008.  Loans increased primarily due to the decision by larger banks to withdraw existing or fail to extend new credit, resulting in many good borrowers looking for new lending relationships. The increase also can be attributed to the resilience of the local economy driven by the medical sector and Purdue University and the Purdue Research Park.

In mid-2008 we began the process necessary to allow the bank to offer FHA and VA loans which had been missing from our portfolio offerings.  In the last quarter of 2008 when mortgage rates fell, we were able to offer not just FHA and VA loans but a wide array of mortgage products and compete more effectively in the local market.  We sold $19.7 million of residential loans in 2007 compared to $10.2 in 2008, with over 40% of those in the fourth quarter.  These loans were sold based on asset/liability considerations and to increase income from the gain on sale of loans.  See “Asset/Liability Management.”

The $1.4 million decrease in our securities was primarily due to runoff while the $4.3 million increase in short-term investments reflected the flow of cash needed to fund loans held for sale until remittance was received.

Deposit balances increased by $26.6 million to fund higher loan demand.  $5.6 million was in core deposit growth and $21.0 million was in time deposits, $13.2 million of which were brokered funds.

We utilize advances available through the FHLB to provide additional funding for loan growth as well as for asset/liability management purposes.  At December 31, 2008, we had $78.5 million in FHLB advances outstanding.  Based on the collateral we currently have listed under a blanket collateral arrangement with the FHLB, we could borrow up to $15.0 million in additional advances.  We have other collateral available if needed.  These advances are generally available on the same day as requested and allow us the flexibility of keeping our daily cash levels tighter than might otherwise be prudent.

Non-performing assets, which include non-accruing loans, accruing loans 90 days past due and foreclosed assets, decreased from $13.9 million at December 31, 2007 to $9.4 million at December 31, 2008.  Non-performing assets at December 31, 2008 consisted of $5.4 million of loans on residential real estate, $2.2 million on land or commercial real estate loans, $23,000 on consumer loans and $366,000 on commercial business loans.  Foreclosed assets consisted of $1.2 million of residential property and $220,000 of commercial real estate.  At December 31, 2008, our allowance for losses equaled 1.12% of total loans (including loans held for sale) compared to 1.23% at December 31, 2007.  The allowance for loan losses at December 31, 2008 totaled 39.38% of nonperforming assets compared to 26.56% at December 31, 2007, and 46.35% of non-performing loans at December 31, 2008 compared to 37.04% at December 31, 2007.  Our non-performing assets equaled 2.52% of total assets at December 31, 2008 compared to 4.08% at December 31, 2007.

When a non-performing loan is added to our classified loan list, an impairment analysis is completed to determine expected losses upon final disposition of the property.  An adjustment to loan loss reserves is made at that time for any anticipated losses.  This analysis is updated quarterly thereafter.  Because of the large numbers of foreclosures—according to Forbes, Indiana reported foreclosure rates among the top ten in the nation in 2006 and in 2007 moved from second to ninth—the court systems frequently have backlogs in scheduling loan hearings.  It may take up to two years to move a foreclosed property through the system to the point where we can obtain title to and dispose of it.  We attempt to acquire properties through deeds-in-lieu of foreclosure if there are no other liens on the properties.  In 2007, we acquired 7 properties through deeds-in-lieu of foreclosure and an additional 24 properties through foreclosure.  In 2008, we acquired 25 properties through deeds-in-lieu of foreclosure and an additional 9 properties through foreclosure.  As a result, $1.2 million was charged against loan loss reserves for these properties in 2008 to reduce the carrying value of the property to the estimated realizable value.  Although we believe we use the best information available to determine the adequacy of our allowance for loan losses, future adjustments to the allowance may be necessary, and net income could be significantly affected if circumstances and/or economic conditions cause substantial changes in the estimates we use in making the determinations about the levels of the allowance for losses.  Additionally, various regulatory agencies, as an integral part of their examination process, periodically review our allowance for loan losses.  These agencies may require the recognition of additions to the allowance based upon their judgments of information available at the time of their examination.

Shareholders’ equity increased $143,000, or 0.42%, during 2008 primarily as a result of net income of $1.7 million, offset by our payment of dividends on common stock and the repurchase of 8,900 shares of our stock as part of a stock repurchase program.  Shareholders’ equity to total assets was 9.14% at December 31, 2008 compared to 9.92% at December 31, 2007.

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

	2008				2007
	Average Outstanding Balance		Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance		Interest Earned/ Paid	Yield/ Rate

Interest-Earning Assets:
Loans receivable(1)	$312,923		20,492	6.55%	$302,947		21,894	7.23%
Mortgage-backed securities	4,171		213	5.11	5,274		272	5.16
Other investments	16,594		412	2.48	16,208		534	3.29
FHLB stock	3,997		202	5.05	3,997		182	4.55
Total interest-earning assets	337,686		21,319	6.31	328,426		22,882	6.97
Non-interest earning assets	21,611				22,655
Total assets	$359,296				$351,081

Liabilities and Shareholders’ Equity:
Interest-Bearing Liabilities:
Savings deposits	$22,135		237	1.07	$19,304		199	1.03
Demand and NOW deposits	61,710		514	0.83	58,460		601	1.03
Time deposits	162,789		6,930	4.26	165,353		7,285	4.41
Borrowings	76,025		3,605	4.74	70,778		3,570	5.04
Total interest-bearing liabilities	322,659		11,286	3.50	313,895		11,655	3.71
Other liabilities	3,402				3,292
Total liabilities	325,061				317,187
Shareholders’ equity	34,235				33,894
Total liabilities and shareholders’ equity	$359,296				$351,081
Net interest income			$10,033				$11,227
Net interest rate spread				2.82%				3.25%
Net earning assets	$15,027				$14,531
Net yield on average interest-earning assets				2.97%				3.42%
Average interest-earning assets to average interest-bearing liabilities	1.05	x			1.05	x
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

	Year Ended December 31,
	2007 vs. 2008			2006 vs. 2007
	Increase (Decrease) Due to		Total Increase	Increase (Decrease) Due to		Total Increase
	Volume	Rate	Decrease	Volume	Rate	Decrease
	(In thousands)

Interest-earning assets:
Loans receivable	$703	$(2,105)	$(1,402)	$(1,429)	$880	$(549)
Mortgage-backed securities	(56)	(3)	(59)	135	39	174
Other investments	12	(134)	(122)	(71)	84	13
FHLB stock	--	20	20	(5)	(14)	(19)
Total interest-earning assets	$659	$(2,222)	$(1,563)	$(1,370)	$989	$(381)

Interest-bearing liabilities:
Savings deposits	$30	$8	$38	$5	$30	$35
Demand deposits and NOW accounts	32	(119)	(87)	23	201	224
Time deposits	(112)	(243)	(355)	(899)	904	5
Borrowings	256	(221)	35	13	236	249
Total interest-bearing liabilities	$206	$(575)	$(369)	$(858)	$1,371	$513

Net interest income			$(1,194)			$(894)

Comparison of Operating Results for the Years Ended December 31, 2008 and December 31, 2007.

General.  Net income for the year ended December 31, 2008 was $1.7 million, an increase of $166,000, or 10.55%, over net income for the year ended December 31, 2007.  This increase was primarily due to an $845,000 increase in non-interest income a $468,000 decrease in the provision for loan losses, a $36,000 decrease in non-interest expense and an $11,000 decrease in income taxes, partially offset by a $1.2 million decrease in net interest income.

Our return on average assets was 0.48% for the year ended 2008, compared to 0.45% for the year ended 2007.  Return on equity was 5.08% for the year ended 2008 compared to 4.52% for 2007.  During 2008 we paid regular quarterly cash dividends on common stock totaling $1.6 million, or $1.00 per share, for the year, representing a dividend payout ratio (dividends declared per share divided by diluted net income per share) of approximately 89.43%.

Net Interest Income.    Net interest income for the year ended December 31, 2008 decreased $1.2 million over the same period in 2007.  Our net interest margin (net interest income divided by average interest-earnings assets) decreased from 3.42% at December 31, 2007 to 2.97% at December 31, 2008.  The largest factor in the decrease was the decrease in the average rate on loans from 7.23% in 2007 to 6.55% in 2008 caused primarily by the aggressive rate cuts by the Federal Reserve.  This decrease was partially offset by an increase in loan volume from an average balance of $303 million in 2007 to an average balance of $313 million in 2008.  Similarly, interest expenses on deposits and advances decreased but to a much smaller extent.   The average rate on deposits decreased from 3.33% in 2007 to 3.11% in 2008 while advances decreased from 5.04% in 2007 to 4.74% in 2008.   Overall, the average rate on loans and investments decreased by 66 basis points while the average rate on investments and advances decreased by 21 basis points.

Interest income on loans decreased $1.4 million for the year ended December 31, 2008 compared to the year ended December 31, 2007 primarily because of reduced rates.  The volume of loans in our portfolio increased by $10.0 million while the average yield decreased from 7.23% for the year ended December 31, 2007 to 6.55% for the year ended December 31, 2008.

Interest income on investments decreased $161,000 including an increase of $20,000 in interest income on FHLB stock for the year ended December 31, 2008 compared to the year ended December 31, 2007.  The decrease in interest on investments was primarily due to lower rates particularly on short-term investments, as well as the $1.1 million paydown of mortgage-backed securities.  Average investments decreased $717,000 from 2007 to 2008 with a decrease in the average rate earned from 3.75% in 2007 to 3.01% in 2008.  The increase in interest income on FHLB stock was due to an increase in the average rate paid from 4.55% in 2007 to 5.05% in 2008.

Interest expense for the year ended December 31, 2008 decreased $369,000 over the same period in 2007.  This decrease was primarily due to a decrease in the average rate paid on interest-bearing liabilities from 3.71% in 2007 to 3.50% in 2008 reflecting the generally lower rates over the period.  The decrease in interest expense was comprised of a $404,000 decrease in the average rate on deposit accounts from 3.33% to 3.11% offset by a $3.5 million increase in the average balance of deposit accounts.  A decrease in the average rate of FHLB advances from 5.04% in 2007 to 4.74% in 2008 was almost completely offset by the increase in the average balance from $70.8 million to $76.0 million over the same period.

Provision for Loan Losses.    The evaluation of the level of loan loss reserves is an ongoing process that includes closely monitoring loan delinquencies. The following chart shows delinquent loans as well as a breakdown of non-performing assets.  Over $3.0 million of the total delinquencies are related to scheduled property sales in the first quarter of 2009 and are expected to be paid off or brought current at that time.

	12/31/08	12/31/07	12/31/06
Loans delinquent 30-59 days	$1,483	$364	$1,086

Loans delinquent 60-89 days	3,187	1,763	3,961

Total delinquencies	4,670	2,127	5,070

Accruing loans past due 90 days	0	59	147

Non-accruing loans	7,976	9,935	7,364

Total non-performing loans	7,976	9,994	7,511

OREO	1,412	3,944	4,169

Total non-performing assets	$9,388	$13,938	$11,680

The accrual of interest income is discontinued when a loan becomes 90 days and three payments past due.  Loans 90 days past due but not yet three payments past due will continue to accrue interest as long as it has been determined that the loan is well secured and the borrower has the capacity to repay.  Troubled debt restructurings are considered non-accruing loans until sufficient time has passed for them to establish a pattern of compliance with the terms of the restructure.   Delinquent loans, non-performing loans and other real estate owned (“OREO”) properties all showed improvement compared to the prior quarter and the prior year, reflecting the efforts of the staff and the condition of the local economy.

The decrease in non-performing loans at December 31, 2008 compared to December 31, 2007 was generally due to properties being taken into OREO, payoffs or improvements in the borrower’s situation which brought them back to performing status.  We took $2.3 million of foreclosed properties into OREO in 2008 and sold a total of $4.6 million of OREO properties, writing off $156,000 or 6.8% in the process.

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

We recorded a $1.1 million provision for loan losses during 2008 as a result of our analyses of our current loan portfolios, compared to $1.6 million during 2007.  The provisions were necessary to maintain the allowance for loan losses at a level considered adequate to absorb losses inherent and incurred in the loan portfolio.  During the year 2008, we charged $1.2 million against loan loss reserves on 47 loans either written off or taken into other real estate owned in 2008.  We expect to obtain possession of more properties in 2009 that are currently in the process of foreclosure.  The final disposition of these properties may be expected to result in a loss in some cases.  The $1.1 million provision for loan losses in 2008 was considered adequate to cover further charge-offs based on our evaluation and our loan mix.

At December 31, 2008, non-performing assets, consisting of non-performing loans, accruing loans 90 days or more delinquent and other real estate owned, totaled $9.4 million compared to $13.9 million at December 31, 2007.  In addition to our non-performing assets, we identified $5.2 million in other loans of concern where information about possible credit problems of borrowers causes management to have doubts as to the ability of the borrowers to comply with present repayment terms and that may result in disclosure of such loans as non-performing assets in the future.  The vast majority of these loans, as well as our non-performing assets, are well collateralized.

At December 31, 2008, we believe that our allowance for loan losses was adequate to absorb estimated incurred losses inherent in our loan portfolio.  Our allowance for losses equaled 1.12% of net loans receivable and 46.35% of non-

performing loans at December 31, 2008, compared to 1.23% and 37.04% at December 31, 2007, respectively.  Our nonperforming assets equaled 2.52% of total assets at December 31, 2008 compared to 4.08% at December 31, 2007.

Non-Interest Income.    Non-interest income for the year ended December 31, 2008 increased by $845,000, or 41.30%, compared to the same period in 2007.  The increase was primarily due to a $941,000 decrease in the loss recognized on the sale of OREO properties or adjustments to the values of properties still held to reflect updated appraisal values. There was also a $96,000 increase in other non-interest income primarily due to a $60,000 increase in loan fees due to higher fees for loan closings and an increase in loan modification fees and a $28,000 increase in fees from our new in-house wealth management department.   These increases were partially offset by a $102,000 decrease in service charges and fees on deposit accounts and by an $84,000 decrease in the gain on sale of loans due to the decrease in the volume of loans sold from $19.7 million in 2007 to $10.2 million in 2008.

Non-Interest Expense.    Non-interest expense for the year ended December 31, 2008 decreased $36,000 over the same period in 2007.  The decrease was primarily due to a $236,000 decrease in other expenses largely due to a $132,000 improvement in the costs of disposing of impaired loans and a $70,000 decrease in loan expenses due to the end of a loan promotion in 2007 that waived closing costs, offset by a $97,000 increase in salaries due to costs of staffing the new loan credit department and increased health insurance costs, a $56,000 increase in computer expenses due partly to program enhancements and a $52,000 increase in occupancy costs due primarily to periodic maintenance costs.

Income Tax Expense.    Our income tax provision decreased by $11,000 for the year ended December 31, 2008 compared to the year ended December 31, 2007 primarily due to decreases in effective state income tax expense as well as increases in income not subject to tax.

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

Presented below, as of December 31, 2008 and 2007, is an analysis of our interest rate risk as measured by the effect on NPV caused by instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up 300 basis points and down 200 basis points, and compared to our Board policy limits.  (One hundred basis points equals one percent.)   The Board Limit column indicates the lowest allowable limits for NPV after each interest rate shock.  Assumptions used in calculating the amounts in this table are OTS assumptions.  No information is provided for a negative 200 basis point shift in interest rates, due to a low prevailing interest rate environment making such scenarios unlikely.

Change in		Board Limit	At December 31, 2008		At December 31, 2007
Interest Rate		Post-shock	Post-shock	Change	Post-shock	Change
(Basis Points)		NPV Ratio	NPV Ratio	(Basis Points)	NPV Ratio	(Basis Points)

300	bp	6.00%	9.27%	(113)	10.59%	(128)
200		7.00	9.81	(59)	11.21	(65)
100		8.00	10.18	(22)	11.62	(24)
0		8.00	10.40	---	11.86	---
-100		8.00	10.40	---	11.97	11
-200		7.00			12.04	18

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

Our primary investing activities are the origination of loans and the purchase of securities.   During the year ended December 31, 2008, the Bank originated loans totaling $114.0 million and purchased no securities.  These activities were funded primarily by principal repayments and prepayments on loans and maturities of investment securities totaling $74.3 million. The proceeds from the sale of loans totaled $10.2 million for the year ended December 31, 2008.  There were no security sales in 2007 or 2008.

Because there was an increase in the balance of loans in our portfolio in 2008, increases in our deposits, primarily time deposits were also used to fund loans.  We also currently use, and intend to continue to use, FHLB advances as a source of funding for loans when advantages on interest rate risk matches can be found.

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

Our current internal policy for liquidity is 4%.  Our liquidity ratio at December 31, 2008 was 5.07% as a percentage of total assets.

We anticipate that we will have sufficient funds available to meet current loan commitments.  At December 31, 2008 we had outstanding commitments to originate loans and available lines of credit totaling $41.3 million and commitments to provide borrowers the funds needed to complete current construction projects in the amount of $4.2 million.  Certificates of deposit that will mature in one year or less at December 31, 2008 totaled $128.0 million.  Based on our experience, our certificates of deposit have been a relatively stable source of long-term funds as such certificates are generally renewed upon maturity since we have established long-term banking relationships with our customers.  Therefore, we believe a significant portion of such deposits will remain with us, although that cannot be assured.  An exception to this rule would be the brokered certificates of deposit.  Of the certificates maturing in one year or less at December 31, 2008, $39.8 million were brokered deposits which will be leaving the bank at maturity.  However, there is no reason to expect that replacement funds would not be available in the brokered market.

LSB Financial also has a need for, and sources of, liquidity.  Liquidity is required to fund our operating expenses and fund stock repurchase programs, as well as for the payment of dividends to shareholders.  At December 31, 2008, LSB Financial had $10,000 in liquid assets on hand.  The primary source of liquidity on an ongoing basis is dividends from Lafayette Savings.  Dividends totaling $1.6 million were paid from the Bank to LSB Financial during the year ended December 31, 2008.  For the year ended December 31, 2008, LSB Financial paid dividends to shareholders totaling $1.6 million.

Regulatory agencies have established capital adequacy standards which are used in their monitoring and control of the industry.  These standards relate capital to levels of risk by assigning different weightings to assets and certain off-balance-sheet activity.  As shown in Note 11 to the Consolidated Financial Statements (“Regulatory Matters”), our capital levels exceed the requirements to be considered well capitalized at December 31, 2008.

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

See Note 16 to the Consolidated Financial  Statements regarding off-balance-sheet commitments.

Future Accounting Matters

Statement of Financial Accounting Standards No. 141 (Revised 2007), Business Combinations (“SFAS 141(R)”).   During December 2007, the FASB issued SFAS 141(R). This Statement replaces SFAS 141 “Business Combinations” (“Statement 141”). SFAS 141(R) retains the fundamental requirements in Statement 141 that the acquisition method of accounting (called the ’purchase method’) be used for all business combinations and for an acquirer to be identified for each business combination. This Statement defines the acquirer as the entity that obtains control of one or more businesses, including those sometimes referred to as “true mergers” or “mergers of equals” and combinations achieved without the transfer of consideration, for example, by contract alone or through the lapse of minority veto rights. This is broader than in Statement 141 which applied only to business combinations in which control was obtained by transferring consideration. This Statement requires an acquirer to recognize the assets acquired, liabilities assumed and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date. SFAS 141(R) recognizes and measures the goodwill acquired in the business combination and defines a bargain purchase as a business combination in which the total acquisition-date fair value of the identifiable net assets acquired exceeds the fair value of the consideration transferred plus any noncontrolling interest in the acquiree, and it requires the acquirer to recognize that excess as a gain attributable to the acquirer. In contrast, Statement 141 required the “negative goodwill” amount to be allocated as a pro rata reduction of the amounts assigned to assets acquired. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after December 15, 2008. An entity may not apply it before that date.

Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (“SFAS 158”).   In September 2006, the FASB issued SFAS 158. Except for the measurement requirement, the Corporation adopted this accounting guidance as of December 31, 2006. Additional information regarding the adoption of SFAS 158 is included in Note 1 to the Consolidated Financial Statements (“Summary of Significant Accounting Policies”). The requirement to measure plan assets and benefit obligations as of the end of an employer’s fiscal year is effective for years ending after December 15, 2008 (December 31, 2008 for the Corporation). Adoption of this guidance did not have a material effect on the Corporation’s financial condition or results of operations.

Statement of Financial Accounting Standards No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51 (“SFAS 160”). During December 2007, the FASB issued SFAS 160 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statement, but separate from the parent’s equity. Before the Statement was issued these so-called minority interests were reported in the consolidated statement of financial position as liabilities or in the mezzanine section between liabilities and equity. The amount of consolidated net income attributable to the parent and to the noncontrolling interest must be clearly identified and presented in the consolidated statement of income. This Statement requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. Management does not anticipate that this Statement will have a material impact on the Corporation’s consolidated financial condition or results of operations.

Statement of Financial Accounting Standards No. 161, Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133 (“SFAS 161”).   During March 2008, the FASB issued SFAS 161. SFAS 161 amends and expands the disclosure requirement of SFAS 133 No. 133 “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”) with the intent to provide users of financial statements with an enhanced understanding of: (a) how and why an entity uses derivative instruments; (b) how derivative instrument and related hedged items are accounted for under SFAS 133 and its related interpretations; and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. To meet those objectives, SFAS 161 requires qualitative disclosures about objectives and strategies for using derivative, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Early application is encouraged.

Statement of Financial Accounting Standards, The Hierarchy of Generally Accepted Accounting Principles (“SFAS 162”).   During May 2008, the FASB issued SFAS 162. This Statement identifies the sources of account principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States. This Statement is effective 60 days following the SEC approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.” Adoption of SFAS 162 will not be a change in the Corporation’s current accounting practices; therefore, it will not have a material impact on the Corporation’s consolidated financial condition or results of operations.

FASB Staff Position EITF 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities (“FSP EITF 03-6-1”).   During June 2008, the FASB issued FSP EITF 03-6-1. FSP EITF 03-6-1 clarifies whether instruments, such as restricted stock, granted in share-based payments are participating securities prior to vesting. Such participating securities must be included in the computation of earnings per share under the two-class method as described in SFAS No. 128, “Earnings per Share.” FSP EITF 03-6-1 requires companies to treat unvested share-based payment awards that have non-forfeitable rights to dividend or dividend equivalents as a separate class of securities in calculating earnings per share. FSP EITF 03-6-1 is effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2008, and requires a company to retrospectively adjust its earning per share data. Early adoption is not permitted. It is not expected that the adoption of FSP EITF 03-6-1 will have a material effect on consolidated results of operations or earnings per share.

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

Quarterly Results of Operations

Quarter Ending	Interest Income	Interest Expense	Net Interest Income	Provision For Loan Losses	Net Income	Basic Earnings Per Share	Diluted Earnings Per Share
2008
March	$5,421	$2,878	$2,543	$250	$515	$0.33	$0.33
June	5,374	2,774	2,600	250	521	0.34	0.33
September	5,295	2,855	2,440	352	392	0.25	0.25
December	5,229	2,779	2,450	250	312	0.20	0.20

	$21,319	$11,286	$10,033	$1,102	$1,740

2007
March	$5,869	$2,903	$2,966	$250	$779	$0.49	$0.48
June	5,728	2,854	2,874	490	451	0.28	0.28
September	5,769	2,929	2,840	180	717	0.46	0.46
December	5,516	2,969	2,547	650	(373)	(0.24)	(0.24)

	$22,882	$11,655	$11,227	$1,570	$1,574

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

LSB Financial Corp.

Accountants’ Report and Consolidated Financial Statements

December 31, 2008 and 2007

LSB Financial Corp.
December 31, 2008 and 2007

Contents

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Stockholders
LSB Financial Corp.
Lafayette, Indiana

We have audited the accompanying consolidated balance sheets of LSB Financial Corp. as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholders’ equity and cash flows for the years then ended.  The Company's management is responsible for these financial statements.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LSB Financial Corp. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 15, the Company changed its method of accounting for fair value measurements in accordance with Statement of Financial Accounting Standards No. 157 in 2008.

BKD, llp

Indianapolis, Indiana
March 16, 2009

LSB Financial Corp.
Consolidated Balance Sheets
December 31, 2008 and 2007
(Dollars in Thousands, Except Per Share Data)

Assets

	2008	2007
Cash and due from banks	$2,046	$1,644
Short-term investments	9,179	4,846
Cash and cash equivalents	11,225	6,490
Available-for-sale securities	11,853	13,221
Loans held for sale	1,342	—
Loans, net of allowance for loan losses of $3,697 and $3,702	325,297	296,908
Premises and equipment, net	6,461	6,815
Federal Home Loan Bank stock	3,997	3,997
Interest receivable and other assets	6,996	8,966
Bank-owned life insurance	5,841	5,613

Total assets	$373,012	$342,010

Liabilities and Stockholders’ Equity

Liabilities
Deposits	$258,587	$232,030
Federal Home Loan Bank advances	78,500	74,256
Interest payable and other liabilities	1,850	1,792
Total liabilities	338,937	308,078

Commitments and Contingencies

Stockholders’ Equity
Common stock, $.01 par value; authorized 7,000,000 shares; issued and outstanding 2008 - 1,553,525 shares, 2007 - 1,557,968 shares	15	15
Additional paid-in capital	10,983	11,066
Retained earnings	22,961	22,777
Accumulated other comprehensive income	116	74
Total stockholders’ equity	34,075	33,932

Total liabilities and stockholders’ equity	$373,012	$342,010

LSB Financial Corp.
Consolidated Statements of Income
Years Ended December 31, 2008 and 2007
(Dollars in Thousands, Except Per Share Data)

	2008	2007
Interest and Dividend Income
Loans	$20,492	$21,894
Securities
Taxable	463	550
Tax-exempt	273	264
Other	91	174
Total interest and dividend income	21,319	22,882

Interest Expense
Deposits	7,681	8,085
Borrowings	3,605	3,570
Total interest expense	11,286	11,655

Net Interest Income	10,033	11,227

Provision for Loan Losses	1,102	1,570

Net Interest Income After Provision for Loan Losses	8,931	9,657

Noninterest Income
Deposit account service charges and fees	1,736	1,838
Net gains on loan sales	117	201
Net realized gains on calls of available-for-sale securities	—	6
Net loss on other real estate owned	(156)	(1,097)
Other	1,194	1,098
Total noninterest income	2,891	2,046

Noninterest Expense
Salaries and employee benefits	4,585	4,488
Net occupancy and equipment expense	1,382	1,330
Computer service	549	493
Advertising	294	299
Other	2,476	2,712
Total noninterest expense	9,286	9,322

Income Before Income Tax	2,536	2,381

Provision for Income Taxes	796	807

Net Income	$1,740	$1,574

Basic Earnings Per Share	$1.12	$1.00

Diluted Earnings Per Share	$1.12	$0.99

See Notes to Consolidated Financial Statements

LSB Financial Corp.
Consolidated Statements of Stockholders’ Equity
Years Ended December 31, 2008 and 2007
(Dollars in Thousands, Except Per Share Data)

				Accumulated
				Other
		Additional		Comprehensive
	Common	Paid-in	Retained	Income
	Stock	Capital	Earnings	(Loss)	Total
Balance, January 1, 2007	$15	$12,227	$22,623	$(25)	$34,840
Comprehensive income
Net income			1,574		1,574
Change in unrealized appreciation on available-for-sale securities, net of reclassifications and taxes				99	99
Total comprehensive income					1,673
Dividends on common stock, $.90 per share			(1,420)		(1,420)
Purchase and retirement of stock (47,500 shares)		(1,212)			(1,212)
Stock options exercised (2,259 shares)		34			34
Tax benefit related to stock options exercised		3			3
Amortization of stock option compensation		14			14

Balance, December 31, 2007	15	11,066	22,777	74	33,932
Comprehensive income
Net income			1,740		1,740
Change in unrealized appreciation on available-for-sale securities, net of taxes				42	42
Total comprehensive income					1,782
Dividends on common stock, $1.00 per share			(1,556)		(1,556)
Purchase and retirement of stock (8,900 shares)		(165)			(165)
Stock options exercised (4,457 shares)		68			68
Tax benefit related to stock options exercised		6			6
Amortization of stock option compensation		8			8

Balance, December 31, 2008	$15	$10,983	$22,961	$116	$34,075

See Notes to Consolidated Financial Statements

LSB Financial Corp.
Consolidated Statements of Cash Flows
Years Ended December 31, 2008 and 2007
(Dollars in Thousands, Except Per Share Data)

	2008	2007
Operating Activities
Net income	$1,740	$1,574
Items not requiring (providing) cash
Depreciation	561	522
Provision for loan losses	1,102	1,570
Amortization of premiums and discounts on securities	21	18
Deferred income taxes	12	(328)
Gain on called available-for-sale securities	—	(6)
Loss on other real estate owned	156	1,097
Gain on sale of loans	(117)	(201)
Loans originated for sale	(11,488)	(18,558)
Proceeds on loans sold	10,247	19,735
Compensation cost of stock options	8	14
Tax benefit related to stock options exercised	(6)	(3)
Changes in
Interest receivable and other assets	(789)	(141)
Interest payable and other liabilities	58	154
Net cash provided by operating activities	1,505	5,447

Investing Activities
Purchases of available-for-sale securities	—	(2,357)
Proceeds from maturities of available-for-sale securities	1,417	5,606
Net change in loans	(31,779)	14,887
Proceeds from sale of real estate owned	4,645	2,148
Purchase of premises and equipment	(207)	(737)
Net cash provided by (used in) investing activities	(25,924)	19,547

Financing Activities
Net change in demand deposits, money market, NOW and savings accounts	5,602	663
Net change in certificates of deposit	20,955	(23,937)
Proceeds from Federal Home Loan Bank advances	40,000	60,000
Repayment of Federal Home Loan Bank advances	(35,756)	(62,362)
Proceeds from stock options exercised	68	34
Tax benefit related to stock options exercised	6	3
Repurchase of stock	(165)	(1,212)
Dividends paid	(1,556)	(1,420)
Net cash provided by (used in) financing activities	29,154	(28,231)

Increase (Decrease) in Cash and Cash Equivalents	4,735	(3,237)

Cash and Cash Equivalents, Beginning of Year	6,490	9,727

Cash and Cash Equivalents, End of Year	$11,225	$6,490

Supplemental Cash Flows Information
Interest paid	$11,390	$11,726
Income taxes paid	387	1,647

Supplemental Non-Cash Disclosures
Capitalization of mortgage servicing rights	$16	$16
Loans transferred to other real estate	2,288	3,334

See Notes to Consolidated Financial Statements

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(Dollars in Thousands, Except Per Share Data)

Note 1:	Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

LSB Financial Corp. (“Company”) is a thrift holding company whose principal activity is the ownership and management of its wholly owned subsidiary, Lafayette Savings Bank (the “Bank”).  The Bank is primarily engaged in providing a full range of banking and financial services to individual and corporate customers in Tippecanoe and surrounding counties in Indiana.  The Bank is subject to competition from other financial institutions.  The Bank is subject to the regulation of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities.

The Bank’s wholly owned subsidiaries, LSB Service Corporation (LSBSC) and Lafayette Insurance and Investments, Inc. (LI&I) provide various financial services to its customers.  A substantial portion of the loan portfolio is secured by single and multi-family residential mortgages.

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
December 31, 2008 and 2007
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
December 31, 2008 and 2007
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

Foreclosed Assets Held for Sale

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value less cost to sell at the date of foreclosure, establishing a new cost basis.  Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell.  Revenue and expenses from operations and changes in the valuation allowance are included in net income or expense from foreclosed assets.

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(Dollars in Thousands, Except Per Share Data)

Servicing Rights

Servicing rights on originated loans that have been sold are initially recorded at fair value.  Capitalized servicing rights are amortized in proportion to and over the period of estimated servicing revenues.  Impairment of mortgage servicing rights is assessed based on the fair value of those rights.  Fair values are estimated using discounted cash flows based on a current market interest rate.  For purposes of measuring impairment, the rights are stratified based on the predominant risk characteristics of the underlying loans.  The predominant characteristic currently used for stratification is type of loan.  The amount of impairment recognized is the amount by which the capitalized mortgage servicing rights for a stratum exceed their fair value and is recorded through a valuation allowance.

Stock Options

At December 31, 2006, the Company has a stock-based employee compensation plan, which is described more fully in Note 13.  Effective January 1, 2006, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123(R), Share-Based Payment.

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

Adoption of Accounting Standards

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements.  SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting standards and expands disclosures about fair value measurements.  SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years.  The adoption of SFAS No. 157 was not significant to our financial condition or results of operations.

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(Dollars in Thousands, Except Per Share Data)

Current Economic Conditions

The current economic environment presents financial institutions with unprecedented circumstances and challenges which in some cases have resulted in large declines in the fair values of investments and other assets, constraints on liquidity and significant credit quality problems, including severe volatility in the valuation of real estate and other collateral supporting loans.  The financial statements have been prepared using values and information currently available to the Company.

Given the volatility of current economic conditions, the values of assets and liabilities recorded in the financial statements could change rapidly, resulting in material future adjustments in asset values, the allowance for loan losses and capital that could negatively impact the Company’s ability to meet regulatory capital requirements and maintain sufficient liquidity.

Note 2:	Restriction on Cash and Due From Banks

The Bank is required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank.  The reserve required at December 31, 2008 was $1,085.

Note 3:	Securities

The amortized cost and approximate fair values of securities are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Fair Value
Available-for-sale Securities:
December 31, 2008
U.S. Government sponsored agencies	$500	$9	$—	$509
Mortgage-backed securities	3,661	61	(17)	3,705
State and political subdivision	7,498	151	(10)	7,639

	$11,659	$221	$(27)	$11,853
December 31, 2007
U.S. Government sponsored agencies	$500	$3	$—	$503
Mortgage-backed securities	4,782	78	(2)	4,858
State and political subdivision	7,815	55	(10)	7,860

	$13,097	$136	$(12)	$13,221

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(Dollars in Thousands, Except Per Share Data)

The amortized cost and fair value of available-for-sale securities at December 31, 2008, by contractual maturity, are shown below.  Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
Within one year	$810	$812
One to five years	3,228	3,301
Five to ten years	3,465	3,517
After ten years	495	518
	7,998	8,148
Mortgage-backed securities	3,661	3,705

Totals	$11,659	$11,853

Certain investments in debt securities are reported in the financial statements at an amount less than their historical cost.  Total fair value of these investments at December 31, 2008 and 2007 was $2,162 and $2,025, which is approximately 18% and 15% of the Company’s available-for-sale investment portfolio.

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

The following table shows our investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2008:

	Less than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Mortgage-backed securities	$1,757	$16	$59	$1	$1,816	$17
State and political subdivisions	346	10	—	—	346	10
Total temporarily impaired securities	$2,103	$26	$59	$1	$2,162	$27

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(Dollars in Thousands, Except Per Share Data)

The following table shows our investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2007:

	Less than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Mortgage-backed securities	$59	$—	$289	$2	$348	$2
State and political subdivisions	—	—	1,677	10	1,677	10
Total temporarily impaired securities	$59	$—	$1,966	$12	$2,025	$12

Note 4:	Loans and Allowance for Loan Losses

Categories of loans at December 31, include:

	2008	2007
Real Estate
One-to-four family residential	$144,100	$137,611
Multi-family residential	39,892	29,764
Commercial real estate	90,606	71,601
Construction and land development	29,192	27,808
Commercial	14,277	19,307
Consumer and other	1,843	2,439
Home equity lines of credit	13,611	14,018
Total loans	333,521	302,548

Less
Net deferred loan fees, premiums and discounts	(346)	(357)
Undisbursed portion of loans	(4,180)	(1,581)
Allowance for loan losses	(3,697)	(3,702)

Net loans	$325,297	$296,908

Activity in the allowance for loan losses was as follows:

	2008	2007
Balance, beginning of year	$3,702	$2,770
Provision charged to expense	1,102	1,570
Losses charged off, net of recoveries of $77 for 2008 and $38 for 2007	(1,107)	(638)

Balance, end of year	$3,697	$3,702

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(Dollars in Thousands, Except Per Share Data)

Loan balances to related parties at December 31, 2007 were $1,749 reduced by paydowns of $268 and increased by new debt of $644.  Loans to related parties at December 31, 2008 totaled $2,125.

Impaired loans totaled $5,740 and $7,528 at December 31, 2008 and 2007, respectively.  An allowance for loan losses of $811 and $1,367 relates to impaired loans of $5,490 and $7,528 at December 31, 2008 and 2007, respectively.

Interest of $234 and $764 was recognized on average impaired loans of $6,243 and $8,721 for 2008 and 2007, respectively.  Interest of $234 and $451 was recognized on impaired loans on a cash basis during 2008 and 2007, respectively.

At December 31, 2008 and 2007, accruing loans delinquent 90 days or more totaled $0 and $59, respectively.  Non-accruing loans at December 31, 2008 and 2007 were $7,976 and $9,935, respectively.

Note 5:	Premises and Equipment

Major classifications of premises and equipment, stated at cost, are as follows:

	2008	2007
Land	$1,681	$1,681
Buildings and improvements	6,386	6,444
Equipment	3,584	3,714
	11,651	11,839
Less accumulated depreciation	(5,190)	(5,024)

Net premises and equipment	$6,461	$6,815

Note 6:	Loan Servicing

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets.  The unpaid principal balances of mortgage loans serviced for others was $114,612 and $131,157 at December 31, 2008 and 2007, respectively.

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(Dollars in Thousands, Except Per Share Data)

Comparable market values and a valuation model that calculates the present value of future cash flows were used to estimate fair value.  For purposes of measuring impairment, risk characteristics including product type, investor type and interest rates, were used to stratify the originated mortgage servicing rights.

	2008	2007
Mortgage servicing rights
Balance, beginning of year	$1,132	$1,261
Additions	16	16
Amortization of servicing rights	(157)	(145)

Balance, end of year	$991	$1,132

The fair value of servicing rights subsequently measured using the amortization method was as follows:

	2008	2007
Fair value, beginning of period	$1,354	$1,445
Fair value, end of period	1,340	1,354

Note 7:	Deposits

Deposits at year-end are summarized as follows:

	2008		2007
	Amount	Percent	Amount	Percent
Non interest-bearing deposits	$16,739	6.47%	$18,823	8.11%
NOW accounts	42,006	16.24	36,919	15.92
Savings accounts	22,796	8.82	20,196	8.70
	81,541	31.53	75,938	32.73
Certificates of deposit
0.00% to 1.99%	3,037	1.17	305	.13
2.00% to 3.99%	105,400	40.76	35,925	15.48
4.00% to 5.99%	68,590	26.53	119,844	51.65
6.00% to 7.99%	19	.01	18	.01
	177,046	68.47	156,092	67.27

	$258,587	100.00%	$232,030	100.00%

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(Dollars in Thousands, Except Per Share Data)

At December 31, 2008, scheduled maturities of certificates of deposit are as follows:

2009	$128,022
2010	34,253
2011	9,074
2012	2,147
Thereafter	3,550

$177,046

Time deposits of $100 or more, including brokered deposits, were $103,470 and $85,082 at December 31, 2008 and 2007.

Deposits from related parties held by the Company at December 31, 2008 and 2007 totaled $1,296 and $1,700, respectively.

Total brokered deposits totaled approximately $61,001 and $52,266 at December 31, 2008 and 2007, respectively.

Note 8:	Federal Home Loan Bank Advances

Federal Home Loan Bank advances totaled $78,500 and $74,256 at December 31, 2008 and 2007.  At December 31, 2008, the advances range in interest rates from 0.65% to 6.03% and are secured by mortgage loans totaling $137,183.

Aggregate annual maturities of the advance at December 31, 2008, are:

2009	$34,500
2010	35,500
2011	8,500
2012	—
Thereafter	—

$78,500

Advances totaling $12,500 may, at certain dates, be converted to adjustable rate advances by the FHLB.  If converted, the advances may be prepaid without penalty.

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(Dollars in Thousands, Except Per Share Data)

Note 9:	Income Taxes

The provision for income taxes includes these components:

	2008	2007
Taxes currently payable	$784	$1,135
Deferred income taxes	12	(328)

Income tax expense	$796	$807

A reconciliation of income tax expense at the statutory rate to the Company’s actual income tax expense is shown below:

	2008	2007
Computed at the statutory rate (34%)	$862	$810
Increase (decrease) resulting from
Tax exempt interest	(85)	(76)
State income taxes	62	78
Other	(43)	(5)

Actual tax expense	$796	$807

The tax effects of temporary differences related to deferred taxes shown on the balance sheets were:

	2008	2007
Deferred tax assets
Allowance for loan losses	$1,115	$1,212
Non-accrual loan income	90	141
Other	143	123
	1,348	1,476
Deferred tax liabilities
Depreciation	181	240
Mortgage servicing rights	417	476
FHLB stock dividends	164	164
Unrealized gain on available-for-sale securities	77	50
Other	174	172
	1,013	1,102

Net deferred tax asset	$335	$374

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(Dollars in Thousands, Except Per Share Data)

Retained earnings at December 31, 2008 and 2007, include approximately $1,861 for which no deferred federal income tax liability has been recognized.  This amount represents an allocation of income to bad debt deductions for tax purposes only.  Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which would be subject to the then-current corporate income tax rate.  The deferred income tax liabilities on the preceding amounts that would have been recorded if they were expected to reverse into taxable income in the foreseeable future were approximately $737 at December 31, 2008 and 2007.

Note 10:	Other Comprehensive Income

Other comprehensive income components and related taxes were as follows:
	2008	2007
Unrealized gains on available-for-sale securities	$70	$170
Less: reclassification adjustment for gain realized in the income statement	—	6
Net unrealized gains on available-for-sale securities	70	164
Tax expense	28	65

Other comprehensive income	$42	$99

The only component of accumulated other comprehensive income was unrealized gains on securities available for sale.

Note 11:	Regulatory Matters

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

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(Dollars in Thousands, Except Per Share Data)

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below).  Management believes, as of December 31, 2008 and 2007, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2008, the most recent notification from the Office of Thrift Supervision categorized the Bank as well capitalized under the regulatory framework for prompt corrective action.  To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table.  There are no conditions or events since that notification that management believes have changed the Bank’s category.

The Bank’s actual capital amounts and ratios are also presented in the table.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2008
Total risk-based capital (to risk-weighted assets)	$36,409	12.8%	$22,763	8.0%	$28,453	10.0%
Tier I capital (to risk-weighted assets)	33,763	11.9	11,381	4.0	17,072	6.0
Tier I capital (to adjusted total assets)	33,763	9.1	11,158	3.0	18,597	5.0
Tier I capital (to adjusted tangible assets)	33,763	9.1	7,439	2.0	N/A	N/A
Tangible capital (to adjusted tangible assets)	33,763	9.1	5,579	1.5	N/A	N/A

As of December 31, 2007
Total risk-based capital (to risk-weighted assets)	$36,320	13.9%	$20,954	8.0%	$26,192	10.0%
Tier I capital (to risk-weighted assets)	33,444	12.8	10,477	4.0	15,716	6.0
Tier I capital (to adjusted total assets)	33,444	9.8	10,249	3.0	17,081	5.0
Tier I capital (to adjusted tangible assets)	33,444	9.8	6,833	2.0	N/A	N/A
Tangible capital (to adjusted tangible assets)	33,444	9.8	5,124	1.5	N/A	N/A

The Bank is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval.  At December 31, 2008, regulatory approval was required for all dividend declarations.

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

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(Dollars in Thousands, Except Per Share Data)

Note 12:	Employee Benefits

The Bank maintains an ESOP, which purchased 8% of the stock offered in the conversion using funds provided by an $824 loan from LSB, which was repaid by contributions to the ESOP by the Bank.  Dividends paid on allocated shares are charged to retained earnings.

There was no ESOP expense recorded for 2008 and 2007.

	2008	2007

ESOP shares allocated	96,098	96,013

The Company has a retirement savings 401(k) plan covering substantially all employees.  Employees may contribute up to 100% of their compensation with the Company matching 100% of the employee’s contribution on the first 4% of the employee’s compensation.  Employer contributions charged to expense for 2008 and 2007 were $97 and $100, respectively.

Note 13:	Stock Option Plan

The Company’s Incentive Stock Option Plan (Plan), which is shareholder approved, permits the grant of stock options to its directors, officers and other key employees.  The Plan authorized the grant of options for up to 81,000 shares of the Company’s common stock, which generally vest at a rate of 20 percent a year and have a 10-year contractual term.  The Company believes that such awards better align the interests of its directors and employees with those of its shareholders.  Option awards are generally granted with an exercise price equal to the market price of the Company’s stock at the date of grant.  Certain option awards provide for accelerated vesting if there is a change in control (as defined in the Plans).  The Company generally issues shares from its authorized shares to satisfy option exercises.

A summary of option activity under the Plan as of December 31, 2008, and changes during the years then ended, is presented below:

	2008
	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value

Outstanding, beginning of year	41,316	$18.52
Granted	—	—
Exercised	(4,457)	15.48
Forfeited or expired	(1,158)	22.48

Outstanding, end of year	35,701	$18.77	5.46 years	$—

Exercisable, end of year	20,202	$15.47	6.05 years	$—

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(Dollars in Thousands, Except Per Share Data)

The total intrinsic value of options exercised during the years ended December 31, 2008 and 2007 was $16 and $10, respectively.

As of December 31, 2008, there was $2 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plan.  That cost is expected to be recognized over the next year.

Note 14:	Earnings Per Share

Earnings per share (EPS) were computed as follows:

	Year Ended December 31, 2008
	Income	Weighted-Average Shares	Per Share Amount

Net income	$1,740	1,555,206

Basic earnings per share
Income available to common stockholders			$1.12

Effect of dilutive securities
Stock options		963

Diluted earnings per share
Income available to common stockholders and assumed conversions	$1,740	1,556,169	$1.12

23,140 options outstanding at December 31, 2008 were considered anti-dilutive.

	Year Ended December 31, 2007
	Income	Weighted-Average Shares	Per Share Amount

Net income	$1,574	1,579,792
Basic earnings per share
Income available to common stockholders			$1.00
Effect of dilutive securities
Stock options		8,978
Diluted earnings per share
Income available to common stockholders and assumed conversions	$1,574	1,588,770	$0.99

There were no options outstanding at December 31, 2007 that were considered anti-dilutive.

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(Dollars in Thousands, Except Per Share Data)

Note 15:	Disclosures About Fair Value of Financial Instruments

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157 (FAS 157), Fair Value Measurements.  FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.  FAS 157 has been applied prospectively as of the beginning of the year.

FAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  FAS 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  The standard describes three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities.

Level 2
Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

Following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying consolidated balance sheet, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Available-for-Sale Securities

Where quoted market prices are not available, fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows.  Level 2 securities include U.S. agency securities, mortgage-backed agency securities, obligations of states and political subdivisions.  All of our available-for-sale securities are Level 2 securities.

		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Available-for-sale securities	$11,853	$—	$11,853	$—

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(Dollars in Thousands, Except Per Share Data)

Following is a description of the valuation methodologies used for instruments measured at fair value on a non-recurring basis and recognized in the accompanying balance sheet, as well as the general classification of those instruments under the valuation hierarchy.

Impaired Loans

Loan impairment is reported when scheduled payments under contractual terms are deemed uncollectible.  Impaired loans are carried at the present value of estimated future cash flows using the loan’s existing rate, or the fair value of collateral if the loan is collateral dependent.  A portion of the allowance for loan losses is allocated to impaired loans if the value of such loans is deemed to be less than the unpaid balance.  If these allocations cause the allowance for loan losses to increase, such increase is reported as a component of the provision for loan losses.  Loan losses are charged against the allowance when management believes the uncollectability of the loan is confirmed.  During the nine months of 2008, impaired loans were partially charged-off or re-evaluated.  This valuation would be considered Level 3, consisting of appraisals of underlying collateral and discounted cash flow analysis.

The following table presents the fair value measurements of assets and liabilities recognized in the accompanying consolidated balance sheet measured at fair value on a nonrecurring basis and the level within the FAS 157 fair value hierarchy in which the fair value measurements fall at December 31, 2008:

		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Impaired loans	$4,803	$—	$—	$4,803

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(Dollars in Thousands, Except Per Share Data)

The following table presents estimated fair values of the Company’s financial instruments recognized in the accompanying balance sheets at amounts other than fair value.  The fair values of certain of these instruments were calculated by discounting expected cash flows, which involves significant judgments by management and uncertainties.  Because no market exists for certain of these financial instruments and because management does not intend to sell these financial instruments, the Company does not know whether the fair values shown below represent values at which the respective financial instruments could be sold individually or in the aggregate.

	December 31, 2008		December 31, 2007
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets
Cash and cash equivalents	$11,225	$11,225	$6,490	$6,490
Available-for-sale securities	11,853	11,853	13,221	13,221
Loans including loans held for sale, net of allowance for loan losses	326,639	336,892	296,908	300,755
Federal Home Loan Bank stock	3,997	3,997	3,997	3,997
Interest receivable	1,627	1,627	1,641	1,641

Financial liabilities
Deposits	258,587	264,228	232,030	233,566
Federal Home Loan Bank advances	78,500	80,556	74,256	75,248
Interest payable	317	317	421	421

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
December 31, 2008 and 2007
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

Some financial instruments, such as loan commitments, credit lines, letters of credit and overdraft protection, are issued to meet customer financing needs.  These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates.  Commitments may expire without being used.  Off-balance-sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated.  The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(Dollars in Thousands, Except Per Share Data)

At year-end, these financial instruments are summarized as follows:

	2008	2007
Commitments to extend credit
Fixed rate	$7,678	$9,215
Variable rate	2,803	830
Unused portions of lines of credit	31,039	26,355
Letters of credit	238	829

The commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established under the contract.  Generally, such commitments are for no more than 60 days.  At December 31, 2007, the fixed rate loan commitments were at rates ranging from 4.63 to 7.25%.  Unused portions of lines of credit include balances available on commercial and home equity loans and are variable rate.

Note 17:	Condensed Financial Information (Parent Company Only)

Presented below is condensed financial information as to financial position, results of operations and cash flows of the Company:

Condensed Balance Sheets
	December 31
	2008	2007
Assets
Cash	$10	$38
Securities available-for-sale	171	184
Investment in the Bank	33,880	33,565
Other assets	35	166

Total assets	$34,096	$33,953

Liabilities	$21	$21

Stockholders' Equity	34,075	33,932

Total liabilities and stockholders' equity	$34,096	$33,953

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(Dollars in Thousands, Except Per Share Data)

Condensed Statements of Income
	Years Ending December 31
	2008	2007
Income
Dividends from the Bank	$1,606	$2,275
Other income	10	11
Total income	1,616	2,286

Expenses	(231)	(251)

Income Before Income Tax and Equity in Undistributed Income of Subsidiaries	1,385	2,035

Income Tax Benefit	90	98

Income Before Equity in Undistributed Income of Subsidiaries	1,475	2,133

Equity in Undistributed Income of Subsidiaries	265	(559)

Net Income	$1,740	$1,574

Condensed Statements of Cash Flows
	Years Ending December 31
	2008	2007
Operating Activities
Net income	$1,740	$1,574
Equity in undistributed (distributions in excess of) income of the Bank	(265)	559
Change in other assets	131	443
Net cash provided by operating activities	1,606	2,576

Investing Activities
Proceeds from paydowns of securities	13	11
Proceeds from ESOP loan repayment	—	—
Net cash provided by investing activities	13	11

Financing Activities
Dividends paid	(1,556)	(1,420)
Stock options exercised	74	37
Repurchase of stock	(165)	(1,212)
Net cash used in financing activities	(1,647)	(2,595)

Net Change in Cash	(28)	(8)

Cash at Beginning of Year	38	46

Cash at End of Year	$10	$38

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(Dollars in Thousands, Except Per Share Data)

Note 18:	Recent Accounting Pronouncements

Future Accounting Matters

Statement of Financial Accounting Standards No. 141 (Revised 2007), Business Combinations (SFAS 141(R)).  During December 2007, the FASB issued SFAS 141(R).  This Statement replaces SFAS 141, Business Combinations (Statement 141).  SFAS 141(R) retains the fundamental requirements in Statement 141 that the acquisition method of accounting (called the “purchase method”) be used for all business combinations and for an acquirer to be identified for each business combination.  This Statement defines the acquirer as the entity that obtains control of one or more businesses, including those sometimes referred to as “true mergers” or “mergers of equals” and combinations achieved without the transfer of consideration, for example, by contract alone or through the lapse of minority veto rights.  This is broader than in Statement 141, which applied only to business combinations in which control was obtained by transferring consideration.  This Statement requires an acquirer to recognize the assets acquired, liabilities assumed and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date.  SFAS 141(R) recognizes and measures the goodwill acquired in the business combination and defines a bargain purchase as a business combination in which the total acquisition-date fair value of the identifiable net assets acquired exceeds the fair value of the consideration transferred plus any noncontrolling interest in the acquiree, and it requires the acquirer to recognize that excess as a gain attributable to the acquirer.  In contrast, Statement 141 required the “negative goodwill” amount to be allocated as a pro rata reduction of the amounts assigned to assets acquired.  SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after December 15, 2008.  An entity may not apply it before that date.

Statement of Financial Accounting Standards No. 160 (SFAS 160), Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51.  During December 2007, the FASB issued SFAS 160 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary.  It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statement, but separate from the parent’s equity.  Before the Statement was issued, these so-called minority interests were reported in the consolidated statement of financial position as liabilities or in the mezzanine section between liabilities and equity.  The amount of consolidated net income attributable to the parent and to the noncontrolling interest must be clearly identified and presented in the consolidated statement of income.  This Statement requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008.  Earlier adoption is prohibited.  Management does not anticipate that this Statement will have a material impact on the Company consolidated financial condition or results of operations.

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(Dollars in Thousands, Except Per Share Data)

Statement of Financial Accounting Standards No. 161 (SFAS 161), Disclosures About Derivative Instruments and Hedging Activities - an amendment of FASB Statement No. 133.  During March 2008, the FASB issued SFAS 161.  SFAS 161 amends and expands the disclosure requirement of SFAS No. 133 (SFAS 133), Accounting for Derivative Instruments and Hedging Activities, with the intent to provide users of financial statements with an enhanced understanding of: (a) how and why an entity uses derivative instruments; (b) how derivative instrument and related hedged items are accounted for under SFAS 133 and its related interpretations; and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows.  To meet those objectives, SFAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements.  SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008.  Early application is encouraged.

Statement of Financial Accounting Standards (SFAS 162), The Hierarchy of Generally Accepted Accounting Principles.  During May 2008, the FASB issued SFAS 162.  This Statement identifies the sources of account principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States.  This Statement is effective 60 days following the SEC approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.  Adoption of SFAS 162 will not be a change in the Company’s current accounting practices; therefore, it will not have a material impact on the Company’s consolidated financial condition or results of operations.

FASB Staff Position EITF 03-6-1 (FSP EITF 03-6-1), Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities.  During June 2008, the FASB issued FSP EITF 03-6-1.  FSP EITF 03-6-1 clarifies whether instruments, such as restricted stock, granted in share-based payments are participating securities prior to vesting.  Such participating securities must be included in the computation of earnings per share under the two-class method as described in SFAS No. 128, Earnings per Share.  FSP EITF 03-6-1 requires companies to treat unvested share-based payment awards that have non-forfeitable rights to dividend or dividend equivalents as a separate class of securities in calculating earnings per share.  FSP EITF 03-6-1 is effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2008, and requires a company to retrospectively adjust its earning per share data.  Early adoption is not permitted.  It is not expected that the adoption of FSP EITF 03-6-1 will have a material effect on consolidated results of operations or earnings per share.

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(Dollars in Thousands, Except Per Share Data)

Note 19:	Federal Deposit Insurance Corporation (FDIC) Special Assessment

Subsequent to December 31, 2008, the Board of Directors of the FDIC voted to adopt an interim rule that would impose a special assessment on insured institutions on outstanding deposits as of June 30, 2009.  This assessment is to be collected on September 30, 2009.  The interim rule would also permit the Board to impose an emergency special assessment after June 30, 2009, of up to 10 basis points on outstanding deposits, if deemed necessary by the Board.  Assuming that deposit levels remain constant, we anticipate that the special assessment for the Bank would total approximately $517 at the 20 basis points level, but if the FDIC is able to reduce the special assessment to 10 basis points, the Bank’s assessment would total approximately $258.

LSB FINANCIAL CORP.

and

Lafayette Savings Bank, FSB

Directors and Executive Officers

Directors

Randolph F. Williams President and Chief Executive Officer, LSB Financial and Lafayette Savings	Philip W. Kemmer Transportation Supervisor, Lafayette School Corp., retired
Mariellen M. Neudeck Chairman of the Board, LSB Financial and Lafayette Savings Vice President, Greater Lafayette Health Services, Inc., retired	Thomas R. McCully Partner, Stuart & Branigin Peter Neisel Owner, President and CEO, Schwab Corp., retired
James A. Andrew President and Owner, Henry Poor Lumber Co. and Homeworks	Jeffrey A. Poxon Senior Vice President, Investments and Chief Investment Officer, The Lafayette Life Insurance Company
Kenneth P. Burns Executive Vice President and Treasurer, Purdue University, retired	Charles W. Shook President and Owner, The Shook Agency
Mary Jo David Vice President, Chief Financial Officer and Secretary-Treasurer of LSB Financial and Lafayette Savings

Executive Officers

Randolph F. Williams President and Chief Executive Officer	Mary Jo David Vice President, Chief Financial Officer and Secretary-Treasurer

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

Form 10-K Report

A copy of LSB Financial’s Annual Report on Form 10-K without exhibits for the fiscal year ended December 31, 2008, as filed with the SEC, will be furnished without charge to shareholders of LSB Financial upon written request to the Secretary, LSB Financial Corp., 101 Main Street, P.O. Box 1628, Lafayette, Indiana 47902, or by calling (765) 742-1064.  Copies of the exhibits filed with the Form 10-K may be obtained by shareholders at a charge of $0.25 per page.

Common Stock

As of February 22, 2008, there were approximately 985 holders of record of LSB Financial Common Stock and 1,553,525 shares of issued and outstanding common stock.   LSB Financial’s stock is quoted on the Nasdaq National Stock Market under the symbol “LSBI.”

The following table sets forth, for the periods shown, the high and low sale price of the common stock and cash dividends per share declared.  All amounts have been adjusted to reflect stock dividends and stock splits declared by the Company to date.  The last stock dividend was declared in 2006.

Quarter Ended	High	Low	Cash Dividends Declared

March 31, 2007	26.90	24.25	0.20
June 30, 2007	26.00	24.80	0.20
September 30, 2007	26.515	23.00	0.25
December 31, 2007	24.85	18.41	0.25
March 31, 2008	19.94	18.15	0.25
June 30, 2008	19.35	16.21	0.25
September 30, 2008	19.50	14.52	0.25
December 31, 2008	17.00	9.94	0.25

Dividend payment decisions are made with consideration of a variety of factors including earnings, financial condition, market considerations and regulatory restrictions.  Restrictions on dividend payments are described in Note 11 of the Notes to Consolidated Financial Statements included in this Annual Report.

Performance Graph

The following graph shows the performance of the Company’s common stock since December 31, 2003 in comparison to the NASDAQ Composite Index, the NASDAQ Bank Index and the SNL Bank and Thrift Index.