Form 10-K, Exhibit 13
period 2009-12-31
LSB FINANCIAL CORP
filed 2010-03-31
CIK 930405

Exhibit 13

CELEBRATING ENDURANCE SINCE 1869

Story of stability

Same name. Same umbrella ... for 140 years

2009 Annual Report

LSB Financial Corp.

LSB FINANCIAL CORP.

TABLE OF CONTENTS

Letter to Shareholders	i
Selected Financial Information	1
Management’s Discussion and Analysis	3
Disclosure Regarding Forward-Looking Statements	30
Auditors’ Report	33
Consolidated Financial Statements	34
Directors and Executive Officers	64
Shareholder Information	66

FINANCIAL HIGHLIGHTS

December 31, 2009
(Dollars in Thousands)

Total assets	$371,050
Total loans, net of allowance	321,163
Securities and short-term investments	16,162
Deposits	277,866
Borrowings	57,000
Shareholders’ equity	33,884
Shareholders’ equity as percent of assets	9.13%
Net Income	$460

ANNUAL MEETING

The Annual Meeting of Shareholders of LSB Financial Corp. will be held April 21, 2010 at 9:00 a.m. local time at the LSB Building, located at 22 N. Second Street, Lafayette, Indiana.

LSB FINANCIAL CORP.

Dear Fellow Shareholder:

Last year, I concluded my message by acknowledging we had no clear idea how much the national recession would affect the local economy. We know now that it negatively affected our market more than we hoped but much less than it did other markets throughout the country. I promised that in 2009 we would focus our attention on preserving capital, controlling expenses, and expanding the net interest margin, and that our goal would be to continue generating positive earnings. Although we are not satisfied with our earnings, we are encouraged with the progress made on the other three objectives.

First, we ended the year with a ratio of “Tier 1 capital” to assets of 9.13%, which compares favorably with the regulatory minimum level of 5.00%. This level, virtually the same as at year-end 2008, is what we hoped to accomplish when we rejected the government’s bailout in February 2009. At that time, we felt that our conservative investment strategies and philosophy of lending close to home would serve us well as we weathered the recession. It has.

In July, to help meet our second objective, we launched the “Incredible Cost Saves” program. We asked all our employees to help us come up with cost-saving ideas. Our goal was $139,000 in savings for the last half of the year. Well, when you ask the right people, the results can be amazing! Identified savings topped $150,000, with several “saves” still being implemented.

The majority of our non-interest expense increase this year relates to the $68 million in residential loans that we generated and sold on the secondary market and the additional assessments we paid to replenish the FDIC insurance fund.

Our third objective was to improve the net interest margin. Unlike Wall Street banks, we generate nearly 80% of our revenue from our net interest income—that is, the difference between what we earn on loans and investments and what we pay out to depositors. In 2008, our net interest margin dropped 45 basis points; in 2009, however, we were able to hold the decrease to just 3 basis points, a decided improvement! The margin bottomed out in the first quarter of 2009. Each quarter during the rest of the year, the net interest margin got a little better, hitting 3.27% for the fourth quarter. One of the main contributing factors to this improvement was the yearlong effort by our branch staff to become the only bank our customers need. This emphasis resulted in a $26.6 million increase in core deposits that allowed us to pay down or run off higher-priced deposits and Federal Home Loan Bank advances.

Finally, generating profits was an industrywide struggle in 2009. The FDIC reported that one out of every four FDIC-insured institutions in Indiana lost money last year. Our net income for 2009 was $460,000, or $0.30 per share, compared to $1,740,000, or $1.12 per share, in 2008. Our results equate to a return on average equity of 1.34% and a return on assets of 0.12%, slightly better than the Indiana peer average of 0.07% and 0.01%, respectively.

That our market did not avoid the effects of the national recession showed most in our non-performing assets, which increased to $14.5 million, representing 3.91% of our total assets. This level is higher than in 2008, and is the primary reason we increased our loan loss provision

i

to $3.2 million for the year. To put this in perspective, $7.5 million of the non-performing loans can be attributed to six borrowers. Some 95% of our non-performing loans are collateralized by real estate with an average loan-to-value of 65%.

Although working through these situations will take time, we believe they are all manageable. In the last five years, we have had to reserve over $8 million for potential loan losses; $4 million of that provision sits in our loan loss reserve, which now represents 1.16% of total loans.

Despite numerous efforts by the federal government to ignite business lending, we continue to see fewer loan opportunities and more competition than we did last year at this time. Total loans ended the year at $321 million, down 1.7%. A substantial number of borrowers did take advantage of the first-time homebuyer tax credit and low rates to purchase or refinance their homes. In total, we generated and sold $68.7 million in residential loans, most during the first half of 2009.

Now for the positives … and we do see some in the local economy. (1) Several of the larger employers have announced callbacks. (2) Our area’s year-end 8.5% unemployment rate is better than that of either the state of Indiana or the United States. (3) Federal Housing Finance Agency data show our metropolitan statistical area (MSA) in the top 10% in appreciation four of the last five quarters. Obviously, we do not expect overnight improvement in the local economy, but we do see encouraging signs.

Lafayette Savings Bank has always operated under the principle of being a community bank. Despite the difficult economic environment, we have held fast to that belief. In 2009, we financially supported 58 local not-for-profits, and one-third of our employees took active roles as volunteer leaders in these organizations. Our community involvement was recognized during the year. We received the Marquis de Lafayette award from the Lafayette Chamber of Commerce for our community involvement. We are only the third company to receive this prestigious award, after Kirby Risk and Eli Lilly. In addition, we received the Governor’s Century Award, which recognizes businesses that have been in existence for over 100 years and have demonstrated a history of community involvement.

Finally, in 2009 we celebrated our 140th anniversary as Lafayette Savings Bank. In 140 years of operation, this may well have been the second most difficult economy for the bank. However, we started as Lafayette Savings Bank, and we remain Lafayette Savings Bank—dedicated to improving our position and shareholder value by building an ever stronger franchise in Tippecanoe County.

Thank you for your continued support during this difficult economic period, and we welcome any comments or questions.

Respectfully,

Randolph F. Williams
President & Chief Executive Officer

ii

SELECTED FINANCIAL INFORMATION

The selected financial data presented below should be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations, as well as the audited Consolidated Financial Statements contained elsewhere in this Annual Report.

	December 31,
	2009	2008	2007	2006	2005
	(Dollars in Thousands)
Selected Financial Condition Data:
Total assets	$371,050	$373,012	$342,010	$368,400	$372,664
Loans receivable, including loans held for sale, net	321,163	326,639	296,908	317,691	330,971
Securities available-for-sale	11,345	11,853	13,221	16,316	11,611
Short-term investments	4,817	9,179	4,846	8,336	7,687
Deposits	277,866	258,587	232,030	255,304	265,993
Total borrowings	57,000	78,500	74,256	76,618	72,033
Shareholders’ equity	33,884	34,075	33,932	34,840	32,821

	December 31,
	2009	2008	2007	2006	2005
	(Dollars in Thousands, except share data)
Selected Operations Data:
Total interest income	$19,659	$21,319	$22,882	$23,263	$21,498
Total interest expense	9,335	11,286	11,655	11,142	9,664
Net interest income	10,324	10,033	11,227	12,121	11,834
Provision for loan losses	3,197	1,102	1,570	1,018	1,200
Net interest income after provision for loan losses	7,127	8,931	9,657	11,103	10,634
Deposit account service charges	1,525	1,736	1,838	1,766	1,423
Gain on sales of mortgage loans	1,386	117	201	214	322
Gain on call of securities	---	---	6	---	---
Loss on real estate owned	(183)	(156)	(1,097)	---	---
Other non-interest income	1,059	1,194	1,098	858	764
Total non-interest income	3,787	2,891	2,046	2,838	2,509
Total non-interest expense	10,503	9,286	9,322	8,593	8,111
Income before taxes	411	2,536	2,381	5,348	5,032
Income taxes	(49)	796	807	1,998	1,764
Net income	$460	$1,740	$1,574	$3,350	$3,268
Earnings per share	$0.30	$1.12	$1.00	$2.08	$2.03
Earnings per share, assuming dilution	0.30	1.12	0.99	2.07	2.02
Dividends paid per share	0.50	1.00	0.90	0.68	0.61

	December 31,
	2009		2008		2007		2006		2005
Selected Financial Ratios and Other Data:
Performance Ratios:
Return on assets (ratio of net income to average total assets)	0.12%		0.48%		0.45%		0.91%		0.89%
Return on equity (ratio of net income to average equity)	1.34		5.08		4.52		9.88		10.21
Average interest rate spread during period	2.82		2.82		3.25		3.33		3.23
Net interest margin(1)	2.94		2.97		3.42		3.48		3.37
Operating expense to average total assets	2.81		2.58		2.66		2.33		2.20
Average interest-earning assets to average interest-bearing liabilities	1.04	x	1.05	x	1.05	x	1.05	x	1.05	x

Quality Ratios:
Non-performing assets to total assets at end of period	3.91%		2.52%		4.08%		3.17%		2.83%
Allowance for loan losses to non-performing loans	29.65		46.35		37.04		23.72		27.00
Allowance for loan losses to loans receivable	1.16		1.12		1.23		0.86		0.85

Capital Ratios:
Shareholders’ equity to total assets at end of period	9.13		9.14		9.92		9.46		8.81
Average shareholders’ equity to average total assets	9.17		9.53		9.92		9.19		8.69
Dividend payout ratio	168.48		89.43		90.00		32.69		30.05

Other Data:
Number of full-service offices	5		5		5		5		5

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

Lafayette Savings is, and intends to continue to be, an independent, community-oriented financial institution. The Bank has been in business for 140 years and differs from many of our competitors in having a local board and local decision-making in all areas of business. In general, our business consists of attracting or acquiring deposits and lending that money out primarily as real estate loans to construct and purchase single-family residential properties, multi-family and commercial properties and to fund land development projects. We also make a limited number of commercial business and consumer loans.

We have an experienced and committed staff and enjoy a good reputation for serving the people of the community and understanding their financial needs and for finding a way to meet those needs. We contribute time and money to improve the quality of life in our market area and many of our employees volunteer for local non-profit agencies. We believe this sets us apart from the other 19 banks and credit unions that compete with us. We also believe that operating independently under the same name for over 140 years is a benefit to us - especially as local offices of large banks have less local authority than was once the case. Focusing time and resources on acquiring customers who may be feeling disenfranchised by their no-longer-local or by their very large bank has proved to be a successful strategy.

In these years of worsening recession and extraordinary economic times, we find ourselves in a community that to some extent has been sheltered from the worst effects of the slowdown. The greater Lafayette area enjoys diverse employment including several major manufacturers; a strong education sector with Purdue University and a large local campus of Ivy Tech Community College with over 8,000 students; government offices of Lafayette, West Lafayette and Tippecanoe County; and a growing high-tech presence with the Purdue Research Park. This diversity served to insulate us from some of the severity of the effects of economic downturns felt in other parts of the country. The Purdue Research Park includes 100 high-tech and life science businesses and has more than 3,700 employees earning an average annual wage of $54,000. Eleven new life science/high-tech startups were launched in 2009 and two new high tech buildings with 150,000 square feet total space opened in 2009. With the addition of the two new buildings in May, 2009, the Purdue Research Park of West Lafayette has about 364,000 square feet of incubation space, making it the largest business incubator complex in the state. The year-end report by the Lafayette Chamber of Commerce noted $341 million in capital investments made or announced in 2009. The Tippecanoe County unemployment rate peaked at 10.6% in July 2009 and ended the year at 8.5% compared to 9.9% for Indiana and 10.0% nationally.

The local economy has stayed relatively stable thanks to the presence of Purdue University which employs almost 15,000 people and has enrollment at the West Lafayette campus of over 40,000. The county also has a relatively strong manufacturing sector. Eli Lilly sold its local pharmaceutical manufacturing site to Evonic Industries and saved 700 full-time jobs. TRW opened a second plant in south Lafayette projected to employ 200 people. Subaru of Indiana just announced 2009 was its best-ever sales year, up 15% over 2008. Wabash National, after struggling in the last few years, showed earnings improvement in 2009, received $35 million in investment funds and introduced production of a new trailer design. The other area of growth involves the addition of two new hospitals, one in operation and one ready to come on line, and the resulting medical corridor currently being developed to accommodate the office space needed for related services. Ten new medical offices and clinics opened in 2009.

The community is making progress working through the effects of the overbuilding of one- to four-family housing when housing starts increased from a somewhat typical 858 starts in 2001 to 1,219 in 2004. New construction has dropped every year since, to 405 in 2009. Many of the houses which had been sold to marginally qualified borrowers reappeared on the market as foreclosed properties, further slowing the need for new housing. Tippecanoe County’s population grew slightly in 2009 and this has helped reduce the number of unoccupied houses. Unlike other parts of the country, housing values in the Metropolitan Statistical Area of which Tippecanoe County is a part have increased by 1.94% over the last 12 months according to a report from the Office of Federal Housing Enterprise Oversight.

We continue to work with borrowers who have fallen behind on their loans. The majority of our delinquent loans are secured by real estate and we believe we have sufficient reserves to cover incurred losses. The challenge is to get delinquent borrowers back on a workable payment schedule or to get control of their properties through an overburdened court system. We acquired 49 properties in 2009 through foreclosure or deeds-in-lieu of foreclosure and sold 31 properties over the same period.

The funds we use to make loans come primarily from deposits from customers in our market area, from brokered deposits and from Federal Home Loan Bank (“FHLB”) advances. In addition we maintain an investment portfolio of available-for-sale securities to provide liquidity as needed. Our preference is to rely on local deposits unless the cost is not competitive, but if the need is immediate we will acquire pre-payable FHLB advances which are immediately available for member banks within their borrowing tolerance and can then be replaced with local or brokered deposits as they become available. We will also consider purchasing brokered deposits as needed. We generally prefer brokered deposits over FHLB advances when the cost of raising money locally is not competitive. The deposits are available with a range of terms, there is no collateral requirement and the money is predictable as it cannot be withdrawn early except in the case of the death of a depositor and there is no option to have the money rollover at maturity. In 2009 local deposits grew substantially, including an increase of $26.6 million or 32.7% in core deposits, primarily because of depositors’ preference for the safety of insured deposits. Our reliance on brokered funds as a percentage of total deposits decreased in 2009 from 23.6% of deposits to 9.8% with the actual dollar amount decreasing from $61.0 million to $27.3 million. While we always welcome local deposits, the cost and convenience of brokered funds make them a useful alternative. We will also continue to rely on FHLB advances to provide immediate liquidity and help manage interest rate risk.

Our primary source of income is net interest income, which is the difference between the interest income earned on our loan and investment portfolio and the interest expense incurred on deposits and borrowings. Our net interest income depends on the balance of our loan and investment portfolios and the size of our net interest margin – the difference between the income generated from loans and the cost of funding. Our net interest income also depends on the shape of the yield curve. Since January 2007, the Federal Reserve has lowered short-term rates from around 5.0% to almost zero while long-term rates which had also been near 5.0% fell to less than 3.0% by the end of 2008. At December 2009 the yield curve was steeper with short term rates still near zero but long term rates nearing 5.0%. Because deposits are generally tied to shorter-term market rates and loans are generally tied to longer-term rates this would typically be viewed as a positive step and our net interest margin has been increasing. Our expectation for 2010 is that deposits rates will gradually increase as the Federal Reserve begins to respond to inflation concerns by raising rates. Overall loan rates are expected to gradually rise.

Rate changes can typically be expected to have an impact on interest income. Because the government is expected to discontinue some programs designed to help with the housing crisis, we expect to see higher market rates. Rising rates generally increase borrower preference for adjustable rate products which we typically keep in our portfolio, and existing adjustable rate loans can be expected to reprice to higher rates which could be expected to have a positive impact on our interest income. With fewer fixed rate loans we would expect to sell fewer loans on the secondary market. Although new loans put on the books early in 2010 will be at comparatively low rates we expect higher rates later in the year will result in an increase in the average rate of new loans.

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

2009 Summary

Our strategy in 2009 was to enhance credit analysis, work to manage non-performing loans and dispose of other real estate owned, control the cost of funds and other expenses and focus on growth in other income. We focused on selectively extending credit to stronger borrowers to improve credit quality and on increasing our secondary loan market lending, VA and FHA lending to qualified borrowers. Our credit department is now fully staffed with a department manager, two experienced credit analysts and two collectors, including one experienced in workouts and debt restructuring.

Because the local economy fared somewhat better in 2009 than the rest of the country, and because market interest rates were generally low, the opportunity for loan production was better than expected. Local unit residential real estate sales in 2009 decreased slightly from 2008, from 1,789 properties to 1,774, however home sales in the fourth quarter were up 18% over the same quarter in 2008. Commercial real estate activity was again centered in the new medical corridor connecting the two new hospitals, industrial growth on the south side of town, and ongoing building at Purdue University and in the Purdue Research Park. For the Bank, there was an increase in loan activity across all real estate related categories. Our residential loan originators originated and sold $68.7 million of residential loans on the secondary market for a gain of $1.4 million. In 2009, we sold $1.9 million of other real estate owned (OREO) properties, consisting of 31 properties. This being said, there were still weaknesses in the local economy as Wabash National informed 800 workers laid off in 2008 they would not be called back and Caterpillar laid off 439 employees for six months and reduced hours for another 985 employees because of low demand. Both companies expect improvement in 2010.

In 2009 we allocated $3.2 million to loan loss reserves as many of our non-performing loans moved into foreclosure in 2009. We charged off $3.2 million to loan loss reserves in 2009 including losses on properties sold through approved short sales where properties were sold by borrowers for less than the amount of their loan, and added $2.6 million of foreclosed properties to OREO. At December 31, 2009 our allowance for loan losses to total loans was 1.16%, up slightly from 1.12% at December 2008. Our non-performing loans increased from $8.0 million at December 31, 2008 to $12.6 million at December 31, 2009. At December 31, 2008, our allowance for loan losses compared to non-performing loans was 46.35% compared to 29.65% at December 31, 2009. Non-performing loans compared to total loans increased from 2.41% at December 31, 2008 to 3.92% at December 31, 2009. Our OREO properties at December 31, 2009 were $1.9 million compared to $1.4 million at December 31, 2008. In 2009 we wrote off losses of $183,000 on the sale of OREO properties and $570,000 of writedowns taken to adjust the value of OREO properties to the estimated, realizable value. Based on our quarterly analysis of non-performing loans, we believe our allowance for loan losses to be adequate to absorb estimated incurred losses inherent in our loan portfolio. While we continue to seek to lower our delinquencies, based on our analysis we believe we have sufficient reserves to cover incurred losses.

The return of the yield curve to a more normal shape in 2009 had the expected effect of increasing interest rate margins. All loans tied to prime remained at low rates but we began to see rate increases in other variable rate loans. Deposit rates also reacted to the lower short term rates as time accounts gradually repriced downward and new deposits were made at the lower market rates.

Other non-interest income, excluding the gain on sale of loans and the loss on the sale of OREO, decreased by $347,000 primarily from a $211,000 decrease in deposit service fees and a $124,000 decrease in mortgage loan servicing fees due to writing off the mortgage servicing rights on loans that were refinanced.

The results of our loan and deposit activity in 2009 are illustrated in the chart on page 15 and include:

•	Residential mortgage loans (including loans held for sale) decreasing by 15.1% from $145.4 million to $123.5 million.

•
All other real estate loans, net, including multi-family, land, land development, construction  and commercial real estate loans increased 8.8% from $155.5 million to $169.2 million net of undisbursed loans.

•	Commercial business lending increased 16.5% from $14.3 million to $16.6 million, although part of this increase was due to the reclassification of existing loans.

•	At December 31, 2009, 74.9% of our gross loan portfolio had adjustable interest rates.

•
Total deposit accounts increased 7.5% from $258.6 million at December 31, 2008 to $277.9 million at December 31, 2009, with core deposits increasing 32.7% from $81.5 million to $108.2 million over the same period.

2010 Overview

We expect to see continued slow-to-moderate growth in our residential loan portfolio through 2010 with interest rates gradually increasing from historically low levels. While we expect to see a decrease in residential mortgage loan refinance activity, we intend to originate these loans for sale on the secondary market when borrowers choose long-term fixed rate terms, while keeping some of our shorter-term fixed rate loans and adjustable rate loans in our portfolio. We expect to have the opportunity to consider new commercial loans but will continue to evaluate them with an eye to credit quality. We anticipate continuing activity in commercial real estate and commercial business loan activity from the medical corridor being built around the two new hospitals and from building related to the Purdue Research Park and other areas of expansion. However, portfolio loan growth overall is expected to be modest.

Our operating results will continue to be affected by several factors involving the disposition of properties in foreclosure or held in other real estate owned, including the level of the provision for loan losses, gains and losses on the sale of properties once we acquire title to them, the loss of interest income on non-performing assets and non-interest expenses incurred in obtaining, marketing and disposing of the properties. These factors are expected to continue to have an impact in 2010 as the level of non-performing loans continues to be high and OREO properties at year end were $1.9 million. Our allowance for loan losses to non-performing loans is at 29.65% and the allowance for loan losses to total loans ended the year at 1.16%.  We continue to work proactively with troubled borrowers while their situation is still salvageable. We monitor these and all other loans in our portfolio carefully and perform specific impairment analyses on any loans over 90 days delinquent. Based on our analysis, we believe that our current loan loss reserve is sufficient to cover probable incurred losses.

We intend to continue to follow a strategy for growth in 2010 that includes (1) maintaining a strong capital position, (2) managing our vulnerability to changes in interest rates by emphasizing adjustable rate and/or shorter-term loans, (3) optimizing our net interest margin by supplementing our traditional mortgage lending with prudent multi-family and commercial real estate, consumer and construction loans, (4) working to originate and sell residential mortgage loans in the secondary market for a fee, (5) originating FHA and VA loans to access a market not previously available to us, and (6) funding our growth by using a mix of local and brokered deposits and FHLB advances, whichever is most cost-effective.

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

The Current Economic Environment Poses Challenges For Us and Could Adversely Affect Our Financial Condition and Results of Operations. We are operating in a challenging and uncertain economic environment, including generally uncertain national conditions which could have implications for our local markets. The capital and credit markets have been experiencing volatility and disruption for more than 24 months. The risks associated with our business become more acute in periods of a slowing economy or slow growth. Financial institutions continue to be affected by sharp declines in the real estate market and constrained financial markets. While we are taking steps to decrease and limit our exposure to problem loans, and while our local economy has remained somewhat insulated from the most severe effects of the current economic environment, all financial institutions nonetheless retain direct exposure to the residential and commercial real estate markets and are affected by these events.

Our loan portfolio includes commercial real estate loans, residential mortgage loans, and construction and land development loans. Continued declines in real estate values, home sales volumes and financial stress on borrowers as a result of the uncertain economic environment, including job losses, could have an adverse effect on our borrowers or their customers, which could adversely affect our financial condition and results of operations. In addition, deterioration in local economic conditions in our markets could drive losses beyond that which is provided for in our allowance for loan losses and result in the following other consequences: loan delinquencies, problem assets and foreclosures may increase; demand for our products and services may decline; deposits may decrease, which would adversely impact our liquidity position; and collateral for our loans, especially real estate, may decline in value, in turn reducing customers’ borrowing power, and reducing the value of assets and collateral associated with our existing loans.

Impact of Recent and Future Legislation. Congress and the U.S. Treasury Department have adopted legislation and taken actions to address the disruptions in the financial system and declines in the housing market, including the Emergency Economic Stabilization Act of 2008 (“EESA”) and the Troubled Asset Relief Program (“TARP”). It is not clear at this time what impact EESA, TARP, other liquidity and funding initiatives of the Treasury and other bank regulatory agencies that have been previously announced, and any additional programs that may be initiated in the future, will have on the financial markets and the financial services industry. The actual impact that EESA and such related measures undertaken to alleviate the credit crisis will have generally on the financial markets, including the extreme levels of volatility and limited credit availability currently being experienced, is unknown. The failure of such measures to help stabilize the financial markets and a continuation or worsening of current financial market conditions could materially and adversely affect all financial institutions, including the Company.

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

Already, at this time, the House of Representatives has passed on to the Senate the Wall Street Reform and Consumer Protection Act of 2009 that, among other things, would create a Consumer Financial Protection Agency, a new federal banking agency with the mission of protecting consumers when they borrow money, make deposits, or obtain other financial products and services. The bill also targets systemic risk in the financial system. Members of the Senate Banking Committee have announced that a bipartisan bill comprehensively reforming the financial sector is imminent. We cannot predict whether or in what form Congress may adopt this financial reform legislation, or the extent to which our business may be affected.

On June 17, 2009, the Obama Administration published a comprehensive regulatory reform plan that is intended to modernize and protect the integrity of the United States financial system. The President’s plan contains several elements that would have a direct effect on the Company and Lafayette Savings. Under the reform plan, the federal thrift charter and the Office of Thrift Supervision would be eliminated and all companies that control an insured depository institution must register as a bank holding company. Draft legislation would require Lafayette Savings to become a national bank or adopt a state charter. Registration as a bank holding company would represent a significant change, as there currently exist significant differences between savings and loan holding company and bank holding company supervision and regulation. For example, the Federal Reserve imposes leverage and risk-based capital requirements on bank holding companies whereas the Office of Thrift Supervision does not impose any capital requirements on savings and loan holding companies. If implemented, the foregoing regulatory reforms may have a material impact on our operations. However, at this time, we cannot determine the likelihood that the proposed regulatory reform will be adopted in the form proposed by the Obama Administration or the specific impact that any adopted legislation will have on the Company or Lafayette Savings.

In February 2010, President Obama also proposed additional reforms, including a reform known as the “Volcker Rule” that would prevent banks from owning, investing or sponsoring hedge funds, private equity funds or proprietary trading operations for their own profit. Further, the reforms would discourage certain consolidation in the industry to prevent concentrations of too much risk in single organizations. We cannot predict whether, when or in what form these proposals may be adopted, so we cannot determine what impact they may have on us.

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

•
We may be required to pay even higher deposit insurance premiums than the increases we experienced in 2009 because market developments continue to significantly deplete the insurance fund of the Federal Deposit Insurance Corporation and reduce the ratio of reserves to insured deposits.

Additional Increases in Insurance Premiums. The Federal Deposit Insurance Corporation (“FDIC”) insures the Bank’s deposits up to certain limits. The FDIC charges us premiums to maintain the Deposit Insurance Fund. The Bank elected to obtain unlimited deposit insurance protection for non-interest bearing transaction deposit accounts under the FDIC’s Temporary Liquidity Guarantee Program (“TLGP”), which increased its insurance premiums by 10 basis points per annum during 2009. The Company’s participation in the TLGP allows noninterest bearing transaction accounts to receive unlimited insurance coverage until June 30, 2010 (recently extended from December 31, 2009).

Current economic conditions have increased expectations for bank failures. The FDIC takes control of failed banks and ensures payment of deposits up to insured limits using the resources of the Deposit Insurance Fund. The FDIC has designated the Deposit Insurance Fund long-term target reserve ratio at 1.25% of insured deposits. Due to recent bank failures, the FDIC insurance fund reserve ratio has fallen below 1.15%, the statutory minimum. The FDIC has implemented a restoration plan, beginning January 1, 2009, that is intended to return the reserve ratio to an acceptable level over 8 years. The restoration plan has uniformly increased insurance assessments by 7 basis points (annualized) and will increase them again by 3 basis points (annualized) effective January 1, 2011. Further increases in premium assessments are also possible and would increase the Company’s expenses.

The Board of the FDIC also adopted an interim rule imposing a 5 basis point special assessment on insured institutions as of June 30, 2009 which was payable on September 30, 2009. The special assessment due in September was $171,000. In addition, the FDIC adopted a final rule mandating prepayment on December 30, 2009, of all quarterly risk-based assessments for the fourth quarter of 2009, and all of 2010, 2011 and 2012 (along with the third quarter assessment regularly due on that date). The amount of prepayment due and paid on December 30, 2009 was $2.3 million.

In September 2009, the Board of Directors of the FDIC also approved an extension of the temporary increase in the standard maximum deposit insurance amount of $250,000 through December 31, 2013.

Increased assessment rates and special assessments have had a material impact on the Company’s results of operations.

Future Reduction in Liquidity in the Banking System. The Federal Reserve Bank has been providing vast amounts of liquidity into the banking system to compensate for weaknesses in short-term borrowing markets and other capital markets. A reduction in the Federal Reserve’s activities or capacity could reduce liquidity in the markets, thereby increasing funding costs to the Bank or reducing the availability of funds to the Bank to finance its existing operations.

Concentrations of Real Estate Loans Could Subject the Company to Increased Risks in the Event of a Real Estate Recession or Natural Disaster. A significant portion of the Company’s loan portfolio is secured by real estate. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended. While property values in this area have been relatively unaffected by the economic downturn, increasing 2.28% in 2008 and 1.94% through September 2009 in the Lafayette Metropolitan Statistical Area, a weakening of the real estate market in our primary market area could result in an increase in the number of borrowers unable to refinance or who may default on their loans and a reduction in the value of the collateral securing their loans, which in turn could have an adverse effect on our profitability and asset quality.

If we are required to liquidate the collateral securing a loan to satisfy the debt during a period of reduced real estate values, our earnings and capital could be adversely affected.

Significant natural disasters can also negatively affect the value of real estate that secures our loans or interrupt our business operations, also negatively impacting our operating results or financial condition.

Credit Risk Could Adversely Affect Our Operating Results or Financial Condition. One of the greatest risks facing lenders is credit risk – that is, the risk of losing principal and interest due to a borrower’s failure to perform according to the terms of a loan agreement. During the last few years, the banking industry has experienced increasing trends in problem assets and credit losses which have resulted from weakening national economic trends and a decline in housing values. While management attempts to provide an allowance for loan losses at a level adequate to cover probable incurred losses based on loan portfolio growth, past loss experience, general economic conditions, information about specific borrower situations, and other factors, future adjustments to reserves may become necessary, and net income could be significantly affected, if circumstances differ substantially from assumptions used with respect to such factors.

Interest Rate Risk Could Adversely Affect Our Operations. The Company’s earnings depend to a great extent upon the level of net interest income, which is the difference between interest income earned on loans and investments and the interest expense paid on deposits and other borrowings. Interest rate risk is the risk that the earnings and capital will be adversely affected by changes in interest rates. While the Company attempts to adjust its asset/liability mix in order to limit the magnitude of interest rate risk, interest rate risk management is not an exact science. Rather, it involves estimates as to how changes in the general level of interest rates will impact the yields earned on assets and the rates paid on liabilities. Moreover, rate changes can vary depending upon the level of rates and competitive factors. From time to time, maturities of assets and liabilities are not balanced, and a rapid increase or decrease in interest rates could have an adverse effect on net interest margins and results of operations of the Company. Volatility in interest rates can also result in disintermediation, which is the flow of funds away from financial institutions into direct investments, such as U.S. Government and corporate securities and other investment vehicles, including mutual funds, which, because of the absence of federal insurance premiums and reserve requirements, generally pay higher rates of return than financial institutions.

Critical Accounting Policies

Generally accepted accounting principles are complex and require management to apply significant judgments to various accounting, reporting and disclosure matters. Management of LSB Financial must use assumptions and estimates to apply these principles where actual measurement is not possible or practical. For a complete discussion of LSB Financial’s significant accounting policies, see Note 1 to the Consolidated Financial Statements as of December 31, 2009. Certain policies are considered critical because they are highly dependent upon subjective or complex judgments, assumptions and estimates. Changes in such estimates may have a significant impact on the financial statements. Management has reviewed the application of these policies with the Audit Committee of LSB Financial’s Board of Directors. These policies include the following:

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

Larger commercial loans that exhibit probable or observed credit weaknesses and all loans that are rated substandard or lower are subject to individual review. Where appropriate, reserves are allocated to individual loans based on management’s estimate of the borrower’s ability to repay the loan given the availability of collateral, other sources of cash flow and legal options available to the Bank. Included in the review of individual loans are those that are impaired as provided in FASB ASC 310-10 (formerly FAS 114, Accounting by Creditors for Impairment of a Loan). Any allowances for impaired loans are determined by the present value of expected future cash flows discounted at the loan’s effective interest rate or fair value of the underlying collateral based on the discounted appraised value. Historical loss rates are applied to other commercial loans not subject to specific reserve allocations.

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

Lafayette Savings’ primary market area for lending is Tippecanoe County, Indiana and to a lesser extent the eight surrounding counties. When evaluating the adequacy of allowance, consideration is given to this regional geographic concentration and the closely associated effect of changing economic conditions on Lafayette Savings’ customers.

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

Accounting for Foreclosed Assets

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

Financial Condition at December 31, 2009 compared to Financial Condition at December 31, 2008.

SELECTED FINANCIAL CONDITION DATA
(Dollars in thousands)

	December 31, 2009	December 31, 2008	$ Difference	% Difference

Total assets	$371,050	$373,012	$(1,962)	(0.53)%

Loans receivable, including loans held for sale, net	321,163	326,639	(5,476)	(1.68)
Residential mortgage loans	123,502	145,400	(21,940)	(15.01)
Home equity lines of credit	14,698	13,610	1,088	7.99
Other real estate loans net undisbursed portion of loans	169,172	155,510	13,662	8.79
Commercial business loans	16,638	14,277	2,361	16.54
Consumer loans	1,321	1,843	(522)	(28.32)
Loans sold	68,726	10,247	58,479	570.69

Non-performing loans	12,554	7,976	4,578	57.40
Loans past due 90 days, still accruing	---	---	---	---
Other real estate owned	1,892	1,412	480	33.99
Non-performing assets	14,446	9,388	5,058	53.88

Available-for-sale securities	11,345	11,853	(508)	(4.29)
Short-term investments	4,817	9,179	(4,362)	(47.52)

Deposits	277,866	258,587	19,279	7.46
Core deposits	108,186	81,540	26,646	32.68
Time accounts	169,680	177,046	(7,366)	(4.16)
Brokered deposits	27,300	61,001	(33,701)	(55.25)

FHLB advances	57,000	78,500	(21,500)	(27.39)
Shareholders’ equity (net)	33,884	34,075	(191)	(0.56)

As shown in the chart above, the net balance in our loan portfolio decreased by $5.5 million from December 31, 2008 to December 31, 2009. Loans decreased primarily due to the historically low interest rates which led borrowers to refinance to lower, fixed rate mortgages which we typically sell on the secondary market. We sold $68.7 million of residential loans in 2009 compared to $10.2 in 2008. These loans were sold based on asset/liability considerations and to increase income from the gain on sale of loans. See “Asset/Liability Management.” The decrease also can be attributed to the $2.6 million in properties taken into OREO in 2009.

The $508,000 decrease in our available-for-sale securities was primarily due to runoff while the $4.4 million decrease in short-term investments was the result of our decision to pay down brokered deposits and FHLB advances because of the low return on short-term investments.

Deposit balances increased by $19.3 million and the funds were used primarily to pay down FHLB advances. We grew core deposits by $26.6 million and we reduced time deposits by $7.4 million. Brokered deposits, which are a subset of time deposits, decreased by $33.7 million and there was a $26.3 million increase in time deposits from local depositors.

We utilize advances available through the FHLB to provide additional funding for loan growth as well as for asset/liability management purposes. At December 31, 2009, we had $57.0 million in FHLB advances outstanding compared to $78.5 million at December 31, 2008. Based on the collateral we currently have listed under a blanket collateral arrangement with the FHLB, we could borrow up to $20.8 million in additional advances. We have other collateral available if needed. These advances are generally available on the same day as requested and allow us the flexibility of keeping our daily cash levels tighter than might otherwise be prudent.

Non-performing assets, which include non-accruing loans, accruing loans 90 days past due and foreclosed assets, increased from $9.4 million at December 31, 2008 to $14.4 million at December 31, 2009. Non-performing assets at December 31, 2009 consisted of $7.3 million of loans on residential real estate, $5.2 million on land or commercial real estate loans, $366,000 on commercial business loans and $3,000 on consumer loans. Foreclosed assets consisted of $1.7 million of residential property and $206,000 of commercial real estate. At December 31, 2009, our allowance for losses equaled 1.16% of total loans (including loans held for sale) compared to 1.12% at December 31, 2008. The allowance for loan losses at December 31, 2009 totaled 25.87% of non-performing assets compared to 39.38% at December 31, 2008, and 29.65% of non-performing loans at December 31, 2009 compared to 46.35% at December 31, 2008. Our non-performing assets equaled 3.91% of total assets at December 31, 2009 compared to 2.52% at December 31, 2008.

When a non-performing loan is added to our classified loan list, an impairment analysis is completed to determine expected losses upon final disposition of the property. An adjustment to loan loss reserves is made at that time for any anticipated losses. This analysis is updated quarterly thereafter. Because of the large numbers of foreclosures - according to RealtyTrac, Indiana’s reported foreclosure rate was 20th in the nation in the third quarter of 2009 - the court systems frequently have backlogs in scheduling loan hearings. It may take up to two years to move a foreclosed property through the system to the point where we can obtain title to and dispose of it. We attempt to acquire properties through deeds-in-lieu of foreclosure if there are no other liens on the properties. In 2008, we acquired 25 properties through deeds-in-lieu of foreclosure and an additional 9 properties through foreclosure. In 2009, we acquired 24 properties through deeds-in-lieu of foreclosure and an additional 25 properties through foreclosure. As a result, $570,000 was charged against loan loss reserves for these properties in 2009 to reduce the carrying value of the property to the estimated realizable value. Although we believe we use the best information available to determine the adequacy of our allowance for loan losses, future adjustments to the allowance may be necessary, and net income could be significantly affected if circumstances and/or economic conditions cause substantial changes in the estimates we use in making the determinations about the levels of the allowance for losses. Additionally, various regulatory agencies, as an integral part of their examination process, periodically review our allowance for loan losses. These agencies may require the recognition of additions to the allowance based upon their judgments of information available at the time of their examination.

Shareholders’ equity decreased $191,000, or 0.56%, during 2009 primarily as a result of net income of $460,000, offset by our payment of dividends on common stock. Shareholders’ equity to total assets was 9.13% at December 31, 2009 compared to 9.14% at December 31, 2008.

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

	2009				2008
	Average Outstanding Balance		Interest Earned/Paid	Yield/Rate	Average Outstanding Balance		Interest Earned/Paid	Yield/Rate

Interest-Earning Assets:
Loans receivable(1)	$322,457		$19,106	5.93%	$312,923		$20,492	6.55%
Mortgage-backed securities	3,472		160	4.61	4,171		213	5.11
Other investments	21,831		326	1.49	16,594		412	2.48
FHLB stock	3,997		67	1.68	3,997		202	5.05
Total interest-earning assets	351,757		19,659	5.59	337,686		21,319	6.31
Non-interest earning assets	22,399				21,611
Total assets	$374,156				$359,296

Liabilities and Shareholders’ Equity:
Interest-Bearing Liabilities:
Savings deposits	$25,773		243	0.94	$22,135		237	1.07
Demand and NOW deposits	72,528		532	0.73	61,710		514	0.83
Time deposits	176,057		5,888	3.34	162,789		6,930	4.26
Borrowings	62,708		2,672	4.26	76,025		3,605	4.74
Total interest-bearing liabilities	337,066		9,335	2.77	322,659		11,286	3.50
Other liabilities	2,778				3,402
Total liabilities	339,844				325,061
Shareholders’ equity	34,311				34,235
Total liabilities and shareholders’ equity	$374,156				$359,296
Net interest income			$10,324				$10,033
Net interest rate spread				2.82%				2.82%
Net earning assets	$14,691				$15,027
Net yield on average interest-earning assets				2.94%				2.97%
Average interest-earning assets to average interest-bearing liabilities	1.04	x			1.05	x
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

	Year Ended December 31,
	2008 vs. 2009			2007 vs. 2008
	Increase (Decrease) Due to		Total Increase	Increase (Decrease) Due to		Total Increase
	Volume	Rate	(Decrease)	Volume	Rate	(Decrease)
	(In thousands)

Interest-earning assets:
Loans receivable	$610	$(1,996)	$(1,386)	$703	$(2,105)	$(1,402)
Mortgage-backed securities	(33)	(20)	(53)	(56)	(3)	(59)
Other investments	107	(193)	(86)	12	(134)	(122)
FHLB stock	--	(135)	(135)	--	20	20
Total interest-earning assets	$684	$(2,344)	$(1,660)	$659	$(2,222)	$(1,563)

Interest-bearing liabilities:
Savings deposits	$36	$(30)	$6	$30	$8	$38
Demand deposits and NOW accounts	84	(66)	18	32	(119)	(87)
Time deposits	531	(1,573)	(1,042)	(112)	(243)	(355)
Borrowings	(591)	(343)	(934)	256	(221)	35
Total interest-bearing liabilities	$60	$(2,012)	$(1,952)	$206	$(575)	$(369)

Net interest income			$292			$(1,194)

Comparison of Operating Results for the Years Ended December 31, 2009 and December 31, 2008.

General. Net income for the year ended December 31, 2009 was $460,000, a decrease of $1.3 million or 73.56%, from net income for the year ended December 31, 2008. This decrease was primarily due to a $2.1 million increase in the provision for loan losses and a $1.2 million increase in non-interest expense partially offset by a $896,000 increase in non-interest income, a $291,000 increase in net interest income and an $845,000 decrease in income taxes.

Our return on average assets was 0.12% for the year ended 2009, compared to 0.48% for the year ended 2008. Return on average equity was 1.34% for the year ended 2009 compared to

5.08% for 2008. During 2009 we paid regular quarterly cash dividends on common stock totaling $775,000, or $0.50 per share, for the year, representing a dividend payout ratio (dividends declared per share divided by diluted net income per share) of approximately 168.48%.

Net Interest Income. Net interest income for the year ended December 31, 2009 increased $291,000 over the same period in 2008. Our net interest margin (net interest income divided by average interest-earnings assets) decreased slightly from 2.97% at December 31, 2008 to 2.94% at December 31, 2009. The largest factor in the increase in net interest income was the decrease in the average rate on deposits and FHLB advances from 3.50% in 2008 to 2.77% in 2009 caused primarily by the fact that the extreme short term rate cuts by the Federal Reserve finally began to affect local and national deposit rates as the very large banks no longer forced rates back up as they scoured the markets to fill their liquidity needs. Breaking this into the two components, the rate on deposits decreased from 3.11% in 2008 to 2.43% in 2009 while advances decreased from 4.74% in 2008 to 4.26% in 2009. This decrease in expenses was partially offset by a decrease in the average rate on interest earning assets, and particularly loans. The average rate on earning assets decreased 72 basis points from 6.31% in 2008 to 5.59% in 2009. This decrease was mitigated somewhat by the increase in average interest earning assets from $337.7 million in 2008 to $351.7 million in 2009. Overall, the average rate on loans and investments decreased by 72 basis points while the average rate on investments and advances decreased by 73 basis points.

Interest income on loans decreased $1.4 million for the year ended December 31, 2009 compared to the year ended December 31, 2008 primarily because of reduced rates partially offset by higher average loan volume. The average yield on loans decreased from 6.55% for the year ended December 31, 2008 to 5.93% for the year ended December 31, 2009. The average balance of loans held in our portfolio increased by $9.5 million from $312.9 million in 2008 to $322.5 million in 2009.

Interest income on investments decreased $274,000 including a decrease of $135,000 in dividends on FHLB stock for the year ended December 31, 2009 compared to the year ended December 31, 2008. The decrease in interest on investments was primarily due to a decrease in the average rate earned from 3.01% in 2008 to 1.92% in 2009 offset by a $4.5 million increase in average investments from 2008 to 2009. The decrease in interest income on FHLB stock was due to a decrease in the average rate paid from 5.05% in 2008 to 1.68% in 2009 partly due to the delay by the FHLB in declaring the dividend for the fourth quarter.

Interest expense for the year ended December 31, 2009 decreased $2.0 million over the same period in 2008. This decrease was primarily due to a decrease in the average rate paid on interest-bearing liabilities from 3.50% in 2008 to 2.77% in 2009 reflecting the generally lower rates over the period. The average interest rate on deposit accounts decreased from 3.11% in 2008 to 2.43% in 2009. The effect of the decrease in rates was offset by a $14.5 million increase in the average balance of deposit accounts. The benefit of a decrease in the average rate of FHLB advances from 4.74% in 2008 to 4.26% in 2009 was further improved by the decrease in the average balance from $76.0 million to $62.7 million over the same period.

Provision for Loan Losses. The evaluation of the level of loan loss reserves is an ongoing process that includes closely monitoring loan delinquencies. The following chart shows delinquent loans as well as a breakdown of non-performing assets.

	12/31/09	12/31/08	12/31/07
Loans delinquent 30-59 days	$677	$1,483	$364
Loans delinquent 60-89 days	3,169	3,187	1,763
Total delinquencies	3,846	4,670	2,127

Accruing loans past due 90 days	---	---	59
Non-accruing loans	12,554	7,976	9,935
Total non-performing loans	12,554	7,976	9,994
OREO	1,892	1,412	3,944

Total non-performing assets	$14,446	$9,388	$13,938

The accrual of interest income is discontinued when a loan becomes 90 days and three payments past due. Loans 90 days past due but not yet three payments past due will continue to accrue interest as long as it has been determined that the loan is well secured and the borrower has the capacity to repay. Troubled debt restructurings are considered non-accruing loans until sufficient time has passed for them to establish a pattern of compliance with the terms of the restructure. There are $1.8 million of loans considered non-accruing in the chart above that are troubled debt restructurings which are currently performing as agreed.

The increase in non-performing loans at December 31, 2009 compared to December 31, 2008 was primarily due to the addition of four borrowers with multiple properties where we are working with the borrowers to restructure their loans if possible or will proceed with foreclosure. In addition we took $2.6 million of foreclosed properties into OREO in 2009 and sold a total of $1.9 million of OREO properties.

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

This analysis serves as a point-in-time assessment of the level of the allowance and serves as a basis for provision for loan losses.

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

At December 31, 2009 our largest areas of concern were loans on 1-4 family non-owner occupied rental properties and, to a lesser extent, non-residential properties. $6.6 million of loans on 1-4 family rental properties and $3.5 million of loans on non-residential properties were delinquent more than 30 days at December 31, 2009. Because of the presence of Purdue University, student housing has been a niche for us, but because of the economy we are seeing problems with vacancies and delinquent rents, especially in non-campus housing. The non-residential properties are typically smaller loans averaging about $165,000 and the borrowers are typically seeing decreased business because of the economy.

We recorded a $3.2 million provision for loan losses during 2009 as a result of our analyses of our current loan portfolios, compared to $1.1 million during 2008. The provisions were necessary to maintain the allowance for loan losses at a level considered adequate to absorb losses inherent and incurred in the loan portfolio. During the year 2009, we charged $3.2 million against loan loss reserves on 113 loans either written off, written down to fair value or taken into other real estate owned in 2009. We expect to obtain possession of more properties in 2010 that are currently in the process of foreclosure. The final disposition of these properties may be expected to result in a loss in some cases. The $3.7 million reserve for loan losses in 2009 was considered adequate to cover further charge-offs based on our evaluation and our loan mix.

Our loan portfolio contains no option ARM products, interest only loans, or loans with initial teaser rates. While we occasionally make loans to borrowers with credit scores in the subprime range, these loans are only made if there are sufficient mitigating factors, not as part of a subprime mortgage plan. We occasionally make mortgages that exceed high loan-to-value regulatory guidelines for property type. We currently have $8.7 million of mortgage loans that are not one- to four-family loans that qualify as high loan-to-value. We typically make these loans only to well-qualified borrowers and none of these loans is delinquent. We also have $7.6 million of one- to four-family loans which either alone or combined with a second mortgage exceed high loan-to-value guidelines. Of these loans, $668,000 are currently over 30 days past due. Our total high loan-to-value loans at December 31, 2009 were at 44% of capital, well under regulatory guidelines of 100% of capital. We have $14.8 million of home equity lines of credit of which seven loans totaling $124,000 are delinquent more than 30 days.

At December 31, 2009, non-performing assets, consisting of non-performing loans, accruing loans 90 days or more delinquent and other real estate owned, totaled $14.4 million compared to $9.4 million at December 31, 2008. In addition to our non-performing assets, we identified $4.7 million in other loans of concern where information about possible credit problems of borrowers causes management to have doubts as to the ability of the borrowers to comply with present repayment terms and that may result in disclosure of such loans as non-performing assets in the future. The vast majority of these loans, as well as our non-performing assets, are well collateralized.

At December 31, 2009, we believe that our allowance for loan losses was adequate to absorb probable losses inherent in our loan portfolio. Our allowance for losses equaled 1.16% of net loans receivable and 29.65% of non-performing loans at December 31, 2009, compared to 1.12% and 46.35% at December 31, 2008, respectively. Our non-performing assets equaled 3.91% of total assets at December 31, 2009 compared to 2.52% at December 31, 2008.  Our average loss on non-performing loans that progress to foreclosure and are then sold as OREO properties is about 30%, which is close to the amount of our loan loss reserves.

Non-Interest Income. Non-interest income for the year ended December 31, 2009 increased by $896,000, or 30.99%, compared to the same period in 2008. The increase was primarily due to a $1.3 million increase in the gain on sale of loans due to the increase in the volume of loans sold from $10.2 million in 2008 to $68.7 million in 2009 and a decrease in the loss recognized on the sale of OREO properties. These increases were partially offset by a $211,000 decrease in deposit account service charges and a $135,000 decrease in other non-interest income due primarily to a $124,000 decrease in mortgage loan servicing fees due to writing off the mortgage servicing rights on loans that were refinanced, and by a $56,000 decrease in loan modification fees, partially offset by a $15,000 increase in fees generated by our in-house wealth management department and a $17,000 increase in debit card fees.

Non-Interest Expense. Non-interest expense for the year ended December 31, 2009 increased $1.2 million over the same period in 2008. The increase was primarily due to a $552,000 increase in salaries due to an increase in loan origination activity by commission-based loan originators, and by a $490,000 increase in FDIC insurance, partially attributable to a special assessment as of September 30, 2009 by the FDIC in the amount of $171,000. Other expenses excluding FDIC insurance increased $230,000 largely due to the bank charging off a $110,000 leasehold property originally taken as part of the process of working through the bankruptcy of a local housing service agency and to a $66,000 increase in other expenses largely due to the costs of acquiring, maintaining and disposing of foreclosed properties. Occupancy costs decreased $75,000 primarily due to an $89,000 decrease in depreciation of furniture and fixtures due to $492,000 of furniture and fixtures becoming fully depreciated.

Income Tax Expense. Our income tax provision decreased by $845,000 for the year ended December 31, 2009 compared to the year ended December 31, 2008 primarily due to decreased income.

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

Presented below, as of December 31, 2009 and 2008, is an analysis of our interest rate risk as measured by the effect on NPV caused by instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up 300 basis points and down 200 basis points, and compared to our Board policy limits. (One hundred basis points equals one percent.) The Board Limit column indicates the lowest allowable limits for NPV after each interest rate shock. Assumptions used in calculating the amounts in this table are OTS assumptions. No information is provided for a negative 200 basis point shift in interest rates, due to a low prevailing interest rate environment making such scenarios unlikely.

Change in	Board Limit	At December 31, 2009		At December 31, 2008
Interest Rate	Post-shock	Post-shock	Change	Post-shock	Change
(Basis Points)	NPV Ratio	NPV Ratio	(Basis Points)	NPV Ratio	(Basis Points)

300 bp	6.00%	10.70%	(139)	9.27%	(113)
200	7.00	11.46	(62)	9.81	(59)
100	8.00	11.87	(22)	10.18	(22)
0	8.00	12.09	---	10.40	---
-100	8.00	12.31	22	10.40	---
-200	7.00

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

Our primary investing activities are the origination of loans and the purchase of securities. During the year ended December 31, 2009, the Bank originated loans totaling $127.7 million and purchased $2.9 million of securities. These activities were funded primarily by principal repayments and prepayments on loans and maturities of investment securities totaling $68.0 million. The proceeds from the sale of loans totaled $68.7 million for the year ended December 31, 2009. There were no security sales in 2008 or 2009.

Because there was a decrease in the balance of loans in our portfolio in 2009, we used some of the increases in our deposits to pay down maturing FHLB advances. However we intend to continue to use FHLB advances as a source of funding for loans when advantages on interest rate risk matches can be found.

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

Our current internal policy for liquidity is 4%. Our liquidity ratio at December 31, 2009 was 5.93% as a percentage of total assets.

We anticipate that we will have sufficient funds available to meet current loan commitments. At December 31, 2009 we had outstanding commitments to originate loans and available lines of credit totaling $37.4 million and commitments to provide borrowers the funds needed to complete current construction projects in the amount of $4.4 million. Certificates of deposit that will mature in one year or less at December 31, 2009 totaled $111.8 million. Based on our experience, our certificates of deposit have been a relatively stable source of long-term funds as such certificates are generally renewed upon maturity since we have established long-term banking relationships with our customers. Therefore, we believe a significant portion of such deposits will remain with us, although that cannot be assured. An exception to this rule would be the brokered certificates of deposit. Of the certificates maturing in one year or less at December 31, 2009, $21.3 million were brokered deposits which will be leaving the bank at maturity. However, there is no reason to expect that replacement funds would not be available in the brokered market.

LSB Financial also has a need for, and sources of, liquidity. Liquidity is required to fund our operating expenses and fund stock repurchase programs, as well as for the payment of dividends to shareholders. At December 31, 2009, LSB Financial had $10,000 in liquid assets on hand. The primary source of liquidity on an ongoing basis is dividends from Lafayette Savings. Dividends totaling $762,000 were paid from the Bank to LSB Financial during the year ended December 31, 2009. For the year ended December 31, 2009, LSB Financial paid dividends to shareholders totaling $775,000.

Regulatory agencies have established capital adequacy standards which are used in their monitoring and control of the industry. These standards relate capital to levels of risk by assigning different weightings to assets and certain off-balance-sheet activity. As shown in Note 11 to the Consolidated Financial Statements (“Regulatory Matters”), our capital levels exceed the requirements to be considered well capitalized at December 31, 2009.

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

See Note 16 to the Consolidated Financial Statements regarding off-balance-sheet commitments.

Future Accounting Matters

FASB Accounting Standards Update 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements. The FASB has issued Accounting Standards Update (“ASU”) No. 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements. This ASU requires some new disclosures and clarifies some existing disclosure requirements about fair value measurement as set forth in Codification Subtopic 820-10. The FASB’s objective is to improve these disclosures and, thus, increase the transparency in financial reporting. Specifically, ASU 2010-06 amends Codification Subtopic 820-10 to now require the following disclosures: a reporting entity should disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers; and in the reconciliation for fair value measurements using significant unobservable inputs, a reporting entity should present separately information about purchases, sales, issuances, and settlements. In addition, ASU 2010-06 clarifies the requirements of the following existing disclosures: for purposes of reporting fair value measurement for each class of assets and liabilities, a reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities; and a reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Early application is permitted.  It is not expected that ASU 2010-06 will have a material effect on the Company’s consolidated financial condition or results of operations.

FASB Accounting Standards Update 2010-01, Equity (Topic 505): Accounting for Distributions to Shareholders with Components of Stock and Cash. The FASB has issued ASU No. 2010-01, Equity (Topic 505): Accounting for Distributions to Shareholders with Components of Stock and Cash. The amendments to the Codification in this ASU clarify that the stock portion of a distribution to shareholders that allows them to elect to receive cash or stock with a potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share issuance that is reflected in earnings per share prospectively and is not a stock dividend. This ASU codifies the consensus reached in EITF Issue No. 09-E, “Accounting for Stock Dividends, Including Distributions to Shareholders with Components of Stock and Cash.” ASU 2010-01 is effective for interim and annual periods ending on or after December 15, 2009, and should be applied on a retrospective basis.  It is not expected that ASU 2010-01 will have a material effect on the Company’s consolidated financial condition or results of operations.

FASB Accounting Standards Update 2009-17, Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities. The FASB has issued ASU 2009-17, Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities, which codifies FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R). ASU 2009-17 represents a revision to former FASB Interpretation No. 46 (Revised December 2003), Consolidation of

Variable Interest Entities, and changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a reporting entity is required to consolidate another entity is based on, among other things, the other entity’s purpose and design and the reporting entity’s ability to direct the activities of the other entity that most significantly impact the other entity’s economic performance. ASU 2009-17 also requires a reporting entity to provide additional disclosures about its involvement with variable interest entities and any significant changes in risk exposure due to that involvement. A reporting entity will be required to disclose how its involvement with a variable interest entity affects the reporting entity’s financial statements. ASU 2009-17 is effective at the start of a reporting entity’s first fiscal year beginning after November 15, 2009, or January 1, 2010, for a calendar year-end entity. Early application is not permitted.  It is not expected that ASU 2009-17 will have a material effect on the Company’s consolidated financial condition or results of operations.

FASB Accounting Standards Update 2009-16, Transfers and Servicing (Topic 860): Accounting for Transfers of Financial Assets. The FASB has issued ASU 2009-16, Transfers and Servicing (Topic 860): Accounting for Transfers of Financial Assets, which formally codifies FASB Statement No. 166, Accounting for Transfers of Financial Assets, into the FASB Accounting Standards Codification. ASU 2009-16 represents a revision to the provisions of former FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, and will require more information about transfers of financial assets, including securitization transactions, and where entities have continuing exposure to the risks related to transferred financial assets. Among other things, ASU 2009-16 eliminates the concept of a “qualifying special-purpose entity”; changes the requirements for derecognizing financial assets; and enhances information reported to users of financial statements by providing greater transparency about transfers of financial assets and an entity’s continuing involvement in transferred financial assets. ASU 2009-16 is effective at the start of a reporting entity’s first fiscal year beginning after November 15, 2009, or January 1, 2010, for a calendar year-end entity. Early application is not permitted.  It is not expected that ASU 2009-16 will have a material effect on the Company’s consolidated financial condition or results of operations.

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

Quarterly Results of Operations

Quarter Ending	Interest Income	Interest Expense	Net Interest Income	Provision For Loan Losses	Net Income	Basic Earnings Per Share	Diluted Earnings Per Share

2009
March	$4,973	$2,586	$2,387	$569	$302	$0.20	$0.20
June	5,059	2,523	2,536	389	312	0.20	0.20
September	4,874	2,262	2,612	865	24	0.02	0.02
December	4,753	1,964	2,789	1,375	(178)	(0.11)	(0.11)
	$19,659	$9,335	$10,324	$3,197	$460

2008
March	$5,421	$2,878	$2,543	$250	$515	$0.33	$0.33
June	5,374	2,774	2,600	250	521	0.34	0.33
September	5,295	2,855	2,440	352	392	0.25	0.25
December	5,229	2,779	2,450	250	312	0.20	0.20
	$21,319	$11,286	$10,033	$1,102	$1,740

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

December 31, 2009 and 2008

LSB Financial Corp.

December 31, 2009 and 2008

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Stockholders
LSB Financial Corp.
Lafayette, Indiana

We have audited the accompanying consolidated balance sheets of LSB Financial Corp. as of December 31, 2009 and 2008, and the related consolidated statements of income, stockholders’ equity and cash flows for the years then ended.  The Company's management is responsible for these financial statements.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LSB Financial Corp. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

BKD, LLP

Indianapolis, Indiana
March 17, 2010

LSB Financial Corp.
Consolidated Balance Sheets
December 31, 2009 and 2008
(Dollars in Thousands, Except Per Share Data)

Assets	2009	2008

Cash and due from banks	$8,084	$2,046
Short-term investments	4,817	9,179
Cash and cash equivalents	12,901	11,225
Available-for-sale securities	11,345	11,853
Loans held for sale	3,303	1,342
Loans, net of allowance for loan losses of $3,737 and $3,697	317,860	325,297
Premises and equipment, net	6,209	6,461
Federal Home Loan Bank stock	3,997	3,997
Interest receivable and other assets	9,364	6,996
Bank-owned life insurance	6,071	5,841

Total assets	$371,050	$373,012
Liabilities and Stockholders’ Equity
Liabilities
Deposits	$277,866	$258,587
Federal Home Loan Bank advances	57,000	78,500
Interest payable and other liabilities	2,300	1,850
Total liabilities	337,166	338,937

Commitments and Contingencies

Stockholders’ Equity
Common stock, $.01 par value; authorized 7,000,000 shares; issued and outstanding 2009 -1,553,525 shares, 2008 - 1,553,525 shares	15	15
Additional paid-in capital	10,985	10,983
Retained earnings	22,646	22,961
Accumulated other comprehensive income	238	116
Total stockholders’ equity	33,884	34,075
Total liabilities and stockholders’ equity	$371,050	$373,012

See Notes to Consolidated Financial Statements

LSB Financial Corp.
Consolidated Statements of Income
Years Ended December 31, 2009 and 2008
(Dollars in Thousands, Except Per Share Data)

	2009	2008
Interest and Dividend Income
Loans	$19,106	$20,492
Securities
Taxable	279	463
Tax-exempt	262	273
Other	12	91
Total interest and dividend income	19,659	21,319

Interest Expense
Deposits	6,663	7,681
Borrowings	2,672	3,605
Total interest expense	9,335	11,286

Net Interest Income	10,324	10,033

Provision for Loan Losses	3,197	1,102

Net Interest Income After Provision for Loan Losses	7,127	8,931

Noninterest Income
Deposit account service charges and fees	1,525	1,736
Net gains on loan sales	1,386	117
Net loss on other real estate owned	(183)	(156)
Other	1,059	1,194
Total noninterest income	3,787	2,891

Noninterest Expense
Salaries and employee benefits	5,137	4,585
Net occupancy and equipment expense	1,307	1,382
Computer service	562	549
Advertising	301	294
Other	3,196	2,476
Total noninterest expense	10,503	9,286

Income Before Income Tax	411	2,536

Provision (Benefit) for Income Taxes	(49)	796

Net Income	$460	$1,740

Basic Earnings Per Share	$0.30	$1.12

Diluted Earnings Per Share	$0.30	$1.12

See Notes to Consolidated Financial Statements

LSB Financial Corp.
Consolidated Statements of Stockholders’ Equity
Years Ended December 31, 2009 and 2008
(Dollars in Thousands, Except Per Share Data)

				Accumulated
		Additional		Other
	Common	Paid-in	Retained	Comprehensive
	Stock	Capital	Earnings	Income	Total

Balance, January 1, 2008	$15	$11,066	$22,777	$74	$33,932
Comprehensive income
Net income			1,740		1,740
Change in unrealized appreciation on available-for-sale securities, net of taxes				42	42
Total comprehensive income					1,782
Dividends on common stock, $1.00 per share			(1,556)		(1,556)
Purchase and retirement of stock (8,900 shares)		(165)			(165)
Stock options exercised (4,457 shares)		68			68
Tax benefit related to stock options exercised		6			6
Amortization of stock option compensation		8			8

Balance, December 31, 2008	15	10,983	22,961	116	34,075
Comprehensive income
Net income			460		460
Change in unrealized appreciation on available-for-sale securities, net of taxes				122	122
Total comprehensive income					582
Dividends on common stock, $0.50 per share			(775)		(775)
Amortization of stock option compensation		2			2

Balance, December 31, 2009	$15	$10,985	$22,646	$238	$33,884

See Notes to Consolidated Financial Statements

LSB Financial Corp.
Consolidated Statements of Cash Flows
Years Ended December 31, 2009 and 2008
(Dollars in Thousands, Except Per Share Data)

	2009	2008
Operating Activities
Net income	$460	$1,740
Items not requiring (providing) cash
Depreciation	472	561
Provision for loan losses	3,197	1,102
Amortization of premiums and discounts on securities	49	21
Deferred income taxes	(474)	12
Loss on other real estate owned	183	156
Gain on sale of loans	(1,386)	(117)
Loans originated for sale	(69,741)	(11,488)
Proceeds on loans sold	68,726	10,247
Compensation cost of stock options	2	8
Tax benefit related to stock options exercised	---	(6)
Changes in
Interest receivable and other assets	(1,687)	(789)
Interest payable and other liabilities	842	58
Net cash provided by operating activities	643	1,505

Investing Activities
Purchases of available-for-sale securities	(2,894)	—
Proceeds from maturities of available-for-sale securities	3,557	1,417
Net change in loans	1,645	(31,779)
Proceeds from sale of real estate owned	1,941	4,645
Purchase of premises and equipment	(220)	(207)
Net cash provided by (used in) investing activities	4,029	(25,924)

Financing Activities
Net change in demand deposits, money market, NOW and savings accounts	26,645	5,602
Net change in certificates of deposit	(7,366)	20,955
Proceeds from Federal Home Loan Bank advances	13,000	40,000
Repayment of Federal Home Loan Bank advances	(34,500)	(35,756)
Proceeds from stock options exercised	---	68
Tax benefit related to stock options exercised	---	6
Repurchase of stock	---	(165)
Dividends paid	(775)	(1,556)
Net cash provided by (used in) financing activities	(2,996)	29,154

Increase in Cash and Cash Equivalents	1,676	4,735

Cash and Cash Equivalents, Beginning of Year	11,225	6,490

Cash and Cash Equivalents, End of Year	$12,901	$11,225

Supplemental Cash Flows Information
Interest paid	$9,480	$11,390
Income taxes paid	289	387

Supplemental Non-Cash Disclosures
Capitalization of mortgage servicing rights	$440	$16
Loans transferred to other real estate	2,595	2,288

See Notes to Consolidated Financial Statements

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(Dollars in Thousands, Except Per Share Data)

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

LSB Financial Corp. (“Company”) is a thrift holding company whose principal activity is the ownership and management of its wholly owned subsidiary, Lafayette Savings Bank (“Bank”). The Bank is primarily engaged in providing a full range of banking and financial services to individual and corporate customers in Tippecanoe and surrounding counties in Indiana. The Bank is subject to competition from other financial institutions. The Bank is subject to the regulation of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities.

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

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(Dollars in Thousands, Except Per Share Data)

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

Stock Options

The Company has a stock-based employee compensation plan, which is described more fully in Note 13.  The Company has adopted the fair value recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123(R), Share-Based Payment which was subsequently incorporated into the FASB Accounting Standards Codification (ASC) as Topic 718.

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
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

Deferred tax assets are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination.  The term more likely than not means a likelihood of more than 50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any.  A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information.  The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances and information available at the reporting date and is subject to management’s judgment.  Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized.  The Company’s tax years still subject to examination by authorities are years subsequent to 2005.

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

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(Dollars in Thousands, Except Per Share Data)

At December 31, 2009, the Company held $206 in commercial real estate held in other real estate owned and $107.8 million in loans collateralized by commercial and development real estate. Due to national, state and local economic conditions, values for commercial and development real estate have declined, and the market for these properties is less strong than in the past.

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

Note 2: Restriction on Cash and Due From Banks

The Bank is required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank. The reserve required at December 31, 2009 was $1,218.

Effective October 3, 2008, the FDIC’s insurance limits increased to $250. The increase in federally insured limits is currently set to expire December 31, 2013. At December 31, 2009, the Company’s interest-bearing cash accounts do not exceed federally insured limits. Additionally, approximately $2,685 and $6,920 of cash is held by the FHLB of Indianapolis and Federal Reserve Bank of Chicago, respectively, which is not federally insured.

Note 3: Securities

The amortized cost and approximate fair values of securities are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses		Approximate Fair Value
Available-for-sale Securities:
December 31, 2009
U.S. Government sponsored agencies	$529	$7	$	---	$536
Mortgage-backed securities	3,131	176		---	3,307
State and political subdivisions	7,288	214		---	7,502
	$10,948	$397	$	---	$11,345
December 31, 2008
U.S. Government sponsored agencies	$500	$9		$—	$509
Mortgage-backed securities	3,661	61		(17)	3,705
State and political subdivisions	7,498	151		(10)	7,639
	$11,659	$221		$(27)	$11,853

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(Dollars in Thousands, Except Per Share Data)

The amortized cost and fair value of available-for-sale securities at December 31, 2009, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value

Within one year	$1,361	$1,372
One to five years	3,129	3,230
Five to ten years	2,838	2,919
After ten years	489	517
	7,817	8,038
Mortgage-backed securities	3,131	3,307
Totals	$10,948	$11,345

Certain investments in debt securities are reported in the financial statements at an amount less than their historical cost. Total fair value of these investments at December 31, 2009 and 2008 was $0 and $2,162, which is approximately 0% and 18% of the Company’s available-for-sale investment portfolio.

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

The following table shows our investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities had been in a continuous unrealized loss position at December 31, 2008.  There were no investments with unrealized losses at December 31, 2009.

	Less than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

Mortgage-backed securities	$1,757	$16	$59	$1	$1,816	$17
State and political subdivisions	346	10	—	—	346	10
Total temporarily impaired securities	$2,103	$26	$59	$1	$2,162	$27

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(Dollars in Thousands, Except Per Share Data)

Note 4: Loans and Allowance for Loan Losses

Categories of loans at December 31 include:

	2009	2008
Real Estate
One-to-four family residential	$120,199	$144,100
Multi-family residential	52,790	39,892
Commercial real estate	90,571	90,606
Construction and land development	30,194	29,192
Commercial	16,638	14,277
Consumer and other	1,321	1,843
Home equity lines of credit	14,698	13,611
Total loans	326,411	333,521
Less
Net deferred loan fees, premiums and discounts	(431)	(346)
Undisbursed portion of loans	(4,383)	(4,180)
Allowance for loan losses	(3,737)	(3,697)
Net loans	$317,860	$325,297

Activity in the allowance for loan losses was as follows:

	2009	2008

Balance, beginning of year	$3,697	$3,702
Provision charged to expense	3,197	1,102
Losses charged off, net of recoveries of $28 for 2009 and $77 for 2008	(3,157)	(1,107)
Balance, end of year	$3,737	$3,697

Loans to related parties at December 31, 2008 totaled $2,125 reduced by paydowns of $416 and increased by new debt of $388.  Loans to related parties at December 31, 2009 totaled $2,097.

Impaired loans totaled $10,954 and $5,740 at December 31, 2009 and 2008, respectively. An allowance for loan losses of $305 and $811 relates to impaired loans of $10,214 and $5,490 at December 31, 2009 and 2008, respectively.

Interest of $653 and $234 was recognized on average impaired loans of $8,403 and $6,243 for 2009 and 2008, respectively. Interest of $373 and $234 was recognized on impaired loans on a cash basis during 2009 and 2008, respectively.

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(Dollars in Thousands, Except Per Share Data)

At December 31, 2009 and 2008, there were no accruing loans delinquent 90 days or more. Non-accruing loans at December 31, 2009 and 2008 were $12,554 and $7,976, respectively.

Note 5: Premises and Equipment

Major classifications of premises and equipment, stated at cost, are as follows:

	2009	2008

Land	$1,681	$1,681
Buildings and improvements	6,417	6,386
Equipment	3,773	3,584
	11,871	11,651
Less accumulated depreciation	(5,662)	(5,190)
Net premises and equipment	$6,209	$6,461

Note 6: Loan Servicing

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of mortgage loans serviced for others was $126,963 and $114,612 at December 31, 2009 and 2008, respectively.

The following summarizes the activity pertaining to mortgage servicing rights measured using the amortization method.  Comparable market values and a valuation model that calculates the present value of future cash flows were used to estimate fair value of the mortgage servicing rights. For purposes of measuring impairment, risk characteristics including product type, investor type and interest rates, were used to stratify the originated mortgage servicing rights.

	2009	2008
Mortgage servicing rights
Balance, beginning of year	$991	$1,132
Additions	440	16
Amortization of servicing rights	(277)	(157)
Balance, end of year	$1,154	$991

	2009	2008
Fair value, beginning of period	$1,340	$1,354
Fair value, end of period	1,411	1,340

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(Dollars in Thousands, Except Per Share Data)

Note 7: Deposits

Deposits at year-end are summarized as follows:

	2009		2008
	Amount	Percent	Amount	Percent

Non interest-bearing deposits	$21,359	7.69%	$16,739	6.47%
NOW accounts	59,728	21.49	42,006	16.24
Savings accounts	27,099	9.75	22,796	8.82
	108,186	38.93	81,541	31.53
Certificates of deposit
0.00% to 1.99%	63,177	22.74	3,037	1.17
2.00% to 3.99%	74,326	26.75	105,400	40.76
4.00% to 5.99%	32,158	11.57	68,590	26.53
6.00% to 7.99%	19	.01	19	.01
	169,680	61.07	177,046	68.47
	$277,866	100.00%	$258,587	100.00%

At December 31, 2009, scheduled maturities of certificates of deposit are as follows:

2010	$111,756
2011	29,517
2012	17,078
2013	3,512
2014	7,817
$169,680

Time deposits of $100 or more, including brokered deposits, were $88,315 and $103,470 at December 31, 2009 and 2008.

Deposits from related parties held by the Company at December 31, 2009 and 2008 totaled $1,176 and $1,296, respectively.

Total brokered deposits totaled approximately $27,300 and $61,001 at December 31, 2009 and 2008, respectively.

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(Dollars in Thousands, Except Per Share Data)

Note 8: Federal Home Loan Bank Advances

Federal Home Loan Bank advances totaled $57,000 and $78,500 at December 31, 2009 and 2008. At December 31, 2009, the advances range in interest rates from 0.47% to 6.03% and are secured by mortgage loans totaling $113,748.

Aggregate annual maturities of the advances at December 31, 2009, are:

2010	$42,500
2011	11,500
2012	3,000
$57,000

Advances totaling $12,500 may, at certain dates, be converted to adjustable rate advances by the FHLB. If converted, the advances may be prepaid without penalty.

Note 9: Income Taxes

The provision for income taxes includes these components:

	2009	2008

Taxes currently payable	$423	$784
Deferred income taxes	(474)	12
Income tax expense (benefit)	$(49)	$796

A reconciliation of income tax expense at the statutory rate to the Company’s actual income tax expense is shown below:

	2009	2008

Computed at the statutory rate (34%)	$140	$862
Increase (decrease) resulting from
Tax exempt interest	(78)	(85)
State income taxes	(49)	62
Other	(62)	(43)
Actual tax expense(benefit)	$(49)	$796

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(Dollars in Thousands, Except Per Share Data)

The tax effects of temporary differences related to deferred taxes shown on the balance sheets were:

	2009	2008
Deferred tax assets
Allowance for loan losses	$1,586	$1,115
Non-accrual loan income	85	90
Other	257	143
	1,910	1,348
Deferred tax liabilities
Depreciation	185	181
Mortgage servicing rights	489	417
FHLB stock dividends	165	164
Unrealized gain on available-for-sale securities	159	77
Other	200	174
	1,198	1,013
Net deferred tax asset	$712	$335

Retained earnings at December 31, 2009 and 2008, include approximately $1,861 for which no deferred federal income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which would be subject to the then-current corporate income tax rate. The deferred income tax liabilities on the preceding amounts that would have been recorded if they were expected to reverse into taxable income in the foreseeable future were approximately $737 at December 31, 2009 and 2008.

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(Dollars in Thousands, Except Per Share Data)

Note 10: Other Comprehensive Income

Other comprehensive income components and related taxes were as follows:

	2009	2008
Unrealized gains on available-for-sale securities	$204	$70
Less: reclassification adjustment for gain realized in the income statement	—	—
Net unrealized gains on available-for-sale securities	204	70
Tax expense	82	28
Other comprehensive income	$122	$42

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

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below). Management believes, as of December 31, 2009 and 2008, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2009, the most recent notification from the Office of Thrift Supervision categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank’s category.

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(Dollars in Thousands, Except Per Share Data)

The Bank’s actual capital amounts and ratios are also presented in the table.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2009
Total risk-based capital (to risk-weighted assets)	$37,223	12.9%	$23,132	8.0%	$28,915	10.0%
Tier I capital (to risk-weighted assets)	33,609	11.6	11,566	4.0	17,349	6.0
Tier I capital (to adjusted total assets)	33,609	9.1	11,123	3.0	18,538	5.0
Tier I capital (to adjusted tangible assets)	33,609	9.1	7,415	2.0	N/A	N/A
Tangible capital (to adjusted tangible assets)	33,609	9.1	5,561	1.5	N/A	N/A

As of December 31, 2008
Total risk-based capital (to risk-weighted assets)	$36,409	12.8%	$22,763	8.0%	$28,453	10.0%
Tier I capital (to risk-weighted assets)	33,763	11.9	11,381	4.0	17,072	6.0
Tier I capital (to adjusted total assets)	33,763	9.1	11,158	3.0	18,597	5.0
Tier I capital (to adjusted tangible assets)	33,763	9.1	7,439	2.0	N/A	N/A
Tangible capital (to adjusted tangible assets)	33,763	9.1	5,579	1.5	N/A	N/A

The Bank is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval. At December 31, 2009, regulatory approval was required for all dividend declarations.

The Company converted from a mutual to a stock institution, and a “liquidation account” was established at $8,066, which was net worth reported in the conversion prospectus. Eligible depositors who have maintained their accounts, less annual reduction to the extent they have reduced their deposits, would receive a distribution from this account if the Bank liquidated. Dividends may not reduce shareholders’ equity below the required liquidation account balance.

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(Dollars in Thousands, Except Per Share Data)
Note 12:   Employee Benefits

The Bank maintains an ESOP, which purchased 8% of the stock offered in the conversion using funds provided by an $824 loan from the Company, which was repaid by contributions to the ESOP by the Bank. Dividends paid on allocated shares are charged to retained earnings.

There was no ESOP expense recorded for 2009 and 2008.

	2009	2008

ESOP shares allocated	106,968	96,098

The Company has a retirement savings 401(k) plan covering substantially all employees. Employees may contribute up to 100% of their compensation with the Company matching 100% of the employee’s contribution on the first 4% of the employee’s compensation. Employer contributions charged to expense for 2009 and 2008 were $129 and $97, respectively.

Note 13:   Stock Option Plan

The Company’s original Incentive Stock Option Plan, which was shareholder approved, permitted the grant of stock options to its directors, officers and other key employees. The plan authorized the grant of options for up to 238,050 shares of the Company’s common stock which generally vested at a rate of 20 percent a year and have a 10-year contractual life. 33,498 shares from this plan were outstanding at December 31, 2009. The Company’s 2007 Incentive Stock Option Plan (“Plan”), which is shareholder approved, also permits the grant of stock options to its directors, officers and other key employees. The Plan authorized the grant of options for up to 81,000 shares of the Company’s common stock, which generally vest at a rate of 20 percent a year and have a 10-year contractual term.  3,750 shares from this plan were outstanding at December 31, 2009.  The Company believes that such awards better align the interests of its directors and employees with those of its shareholders. Option awards are granted with an exercise price equal to the market price of the Company’s stock at the date of grant. Certain option awards provide for accelerated vesting if there is a change in control (as defined in the Plans). The Company issues shares from its authorized shares to satisfy option exercises.

The fair value of each option award is estimated on the date of grant using a Black-Scholes option valuation model that uses the assumptions noted in the following table. Expected volatility is based on historical volatility of the Company’s stock and other factors. The Company uses historical data to estimate option exercise and employee termination within the valuation model; separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The expected term of options granted represents the period of time that options are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The discount rate for post-vesting restrictions is estimated based on the Company’s credit-adjusted risk-free rate of return.

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(Dollars in Thousands, Except Per Share Data)

2009

Expected volatility	36.85%
Expected dividends	4.95%
Expected term (in years)	7
Risk-free rate	2.97%

A summary of option activity under the Plan as of December 31, 2009, and changes during the year then ended, is presented below:

	2009
	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value

Outstanding, beginning of year	35,701	$18.77
Granted	3,750	10.10
Forfeited or expired	(2,203)	21.62

Outstanding, end of year	37,248	$17.73	4.11 years	$0
Exercisable, end of year	31,347	$18.24	3.34 years	$0

The total intrinsic value of options exercised during the years ended December 31, 2008 and 2009 was $0 and $16, respectively.  The weighted average fair value of grants during the year was $2.37.

As of December 31, 2009, there was $5 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted average period of two years.

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(Dollars in Thousands, Except Per Share Data)

Note 14:   Earnings Per Share

Earnings per share (EPS) were computed as follows:

	Year Ended December 31, 2009
	Income	Weighted- Average Shares	Per Share Amount

Net income	$460	1,553,525
Basic earnings per share
Income available to common stockholders			$0.30
Effect of dilutive securities
Stock options		1,182
Diluted earnings per share
Income available to common stockholders and assumed conversions	$460	1,554,707	$0.30

33,034 options outstanding at December 31, 2009 were considered anti-dilutive.

	Year Ended December 31, 2008
	Income	Weighted- Average Shares	Per Share Amount

Net income	$1,740	1,555,206
Basic earnings per share
Income available to common stockholders			$1.12
Effect of dilutive securities
Stock options		963
Diluted earnings per share
Income available to common stockholders and assumed conversions	$1,740	1,556,169	$1.12

23,140 options outstanding at December 31, 2008 were considered anti-dilutive.

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(Dollars in Thousands, Except Per Share Data)

Note 15:   Disclosures About Fair Value of Financial Instruments

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157 (FAS 157), Fair Value Measurements, which was subsequently incorporated into the FASB Accounting Standards Codification (ASC) as Topic 820. Topic 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Topic 820 has been applied prospectively as of the beginning of the year.

Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Topic 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

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

Available-for-Sale Securities

Where quoted market prices are not available, fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Level 2 securities include U.S. agency securities, mortgage-backed agency securities, obligations of states and political subdivisions.  Matrix pricing is a mathematical technique widely used in the banking industry to value investment securities without relying exclusively on quoted prices for specific investment securities but rather relying on the investment securities’ relationship to other benchmark quoted investment securities. In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy.  The Company has no Level 3 securities.

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(Dollars in Thousands, Except Per Share Data)

		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Available-for-sale securities
December 31, 2009
U.S. government agencies	$536	$	---	$536	$	---
Mortgage-backed securities	3,307		---	3,307		---
State and political subdivisions	7,502		---	7,502		---
Totals	$11,345	$	---	$11,345	$	---

Available-for-sale securities
December 31, 2008
U.S. government agencies	$509	$	---	$509	$	---
Mortgage-backed securities	3,705		---	3,705		---
State and political subdivisions	7,639		---	7,639		---
Totals	$11,853	$	---	$11,853	$	---

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(Dollars in Thousands, Except Per Share Data)

Following is a description of the valuation methodologies used for instruments measured at fair value on a non-recurring basis and recognized in the accompanying balance sheet, as well as the general classification of those instruments under the valuation hierarchy.

Impaired Loans

Loans for which it is probable that the Company will not collect all principal and interest due according to contractual terms are measured for impairment.  Allowable methods for determining the amount of impairment include estimating fair value using the fair value of the collateral for collateral-dependent loans.

If the impaired loan is identified as collateral dependent, then the fair value method of measuring the amount of impairment is utilized.  This method requires obtaining a current independent appraisal of the collateral and applying a discount factor to the value.

Impaired loans that are collateral dependent are classified within Level 3 of the fair value hierarchy when impairment is determined using the fair value method.

The following table presents the fair value measurements of assets and liabilities recognized in the accompanying consolidated balance sheet measured at fair value on a nonrecurring basis and the level within the Topic 820 fair value hierarchy in which the fair value measurements fall at December 31, 2009:

		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)

Impaired loans December 31, 2009	$9,218	$	---	$	---	$9,218

Impaired loans December 31, 2008	$4,803	$	---	$	---	$4,803

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
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

	December 31, 2009		December 31, 2008
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets
Cash and cash equivalents	$12,901	$12,901	$11,225	$11,225
Available-for-sale securities	11,345	11,345	11,853	11,853
Loans including loans held for sale, net of allowance for loan losses	321,163	331,739	326,639	336,892
Federal Home Loan Bank stock	3,997	3,997	3,997	3,997
Interest receivable	1,447	1,447	1,627	1,627
Financial liabilities
Deposits	277,866	281,663	258,587	264,228
Federal Home Loan Bank advances	57,000	57,993	78,500	80,556
Interest payable	171	171	317	317

The following methods and assumptions were used to estimate the fair value of each class of financial instruments.

Cash and Cash Equivalents, Interest-Bearing Deposits and Federal Home Loan Bank Stock

The carrying amount approximates fair value.

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
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

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(Dollars in Thousands, Except Per Share Data)

At year-end, these financial instruments are summarized as follows:

	2009	2008
Commitments to extend credit
Fixed rate	$2,938	$7,678
Variable rate	5,350	2,803
Unused portions of lines of credit	28,777	31,039
Letters of credit	286	238

The commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established under the contract. Generally, such commitments are for no more than 60 days. At December 31, 2009, the fixed rate loan commitments were at rates ranging from 4.25% to 7.50%. Unused portions of lines of credit include balances available on commercial and home equity loans and are variable rate.

Note 17:   Condensed Financial Information (Parent Company Only)

Presented below is condensed financial information as to financial position, results of operations and cash flows of the Company:

Condensed Balance Sheets
	December 31
	2009	2008
Assets
Cash	$10	$10
Securities available-for-sale	158	171
Investment in the Bank	33,840	33,880
Other assets	182	35
Total assets	$34,190	$34,096

Liabilities	$306	$21

Stockholders’ Equity	33,884	34,075
Total liabilities and stockholders’ equity	$34,190	$34,096

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(Dollars in Thousands, Except Per Share Data)

Condensed Statements of Income
	Years Ending December 31
	2009	2008
Income
Dividends from the Bank	$762	$1,606
Other income	10	10
Total income	772	1,616

Expenses	(242)	(231)

Income Before Income Tax and Equity in Undistributed Income of Subsidiaries	530	1,385

Income Tax Benefit	94	90

Income Before Equity in Undistributed Income of Subsidiaries	624	1,475

Equity in Undistributed (Distribution in Excess of) Income of Subsidiaries	(164)	265

Net Income	$460	$1,740

Condensed Statements of Cash Flows
	Years Ending December 31
	2009	2008

Operating Activities
Net income (distributions in excess of)	$460	$1,740
Equity in undistributed (distributions in excess of) income of the Bank	164	(265)
Change in other assets	138	131
Net cash provided by operating activities	762	1,606

Investing Activities
Proceeds from paydowns of securities	13	13
Net cash provided by investing activities	13	13

Financing Activities
Dividends paid	(775)	(1,556)
Stock options exercised	---	74
Repurchase of stock	---	(165)
Net cash used in financing activities	(775)	(1,647)

Net Change in Cash	---	(28)

Cash at Beginning of Year	10	38

Cash at End of Year	$10	$10

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(Dollars in Thousands, Except Per Share Data)

Note 18:   Recent Accounting Pronouncements

FASB Accounting Standards Update 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements. The FASB has issued Accounting Standards Update (“ASU”) No. 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements. This ASU requires some new disclosures and clarifies some existing disclosure requirements about fair value measurement as set forth in Codification Subtopic 820-10. The FASB’s objective is to improve these disclosures and, thus, increase the transparency in financial reporting. Specifically, ASU 2010-06 amends Codification Subtopic 820-10 to now require the following disclosures: a reporting entity should disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers; and in the reconciliation for fair value measurements using significant unobservable inputs, a reporting entity should present separately information about purchases, sales, issuances, and settlements. In addition, ASU 2010-06 clarifies the requirements of the following existing disclosures: for purposes of reporting fair value measurement for each class of assets and liabilities, a reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities; and a reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Early application is permitted.  It is not expected that ASU 2010-06 will have a material effect on the Company’s consolidated financial condition or results of operations.

FASB Accounting Standards Update 2010-01, Equity (Topic 505): Accounting for Distributions to Shareholders with Components of Stock and Cash. The FASB has issued ASU No. 2010-01, Equity (Topic 505): Accounting for Distributions to Shareholders with Components of Stock and Cash. The amendments to the Codification in this ASU clarify that the stock portion of a distribution to shareholders that allows them to elect to receive cash or stock with a potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share issuance that is reflected in earnings per share prospectively and is not a stock dividend. This ASU codifies the consensus reached in EITF Issue No. 09-E, “Accounting for Stock Dividends, Including Distributions to Shareholders with Components of Stock and Cash.” ASU 2010-01 is effective for interim and annual periods ending on or after December 15, 2009, and should be applied on a retrospective basis.  It is not expected that ASU 2010-01 will have a material effect on the Company’s consolidated financial condition or results of operations.

FASB Accounting Standards Update 2009-17, Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities. The FASB has issued ASU 2009-17, Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities, which codifies FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R). ASU 2009-17 represents a revision to former FASB Interpretation

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(Dollars in Thousands, Except Per Share Data)

No. 46 (Revised December 2003), Consolidation of Variable Interest Entities, and changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a reporting entity is required to consolidate another entity is based on, among other things, the other entity’s purpose and design and the reporting entity’s ability to direct the activities of the other entity that most significantly impact the other entity’s economic performance. ASU 2009-17 also requires a reporting entity to provide additional disclosures about its involvement with variable interest entities and any significant changes in risk exposure due to that involvement. A reporting entity will be required to disclose how its involvement with a variable interest entity affects the reporting entity’s financial statements. ASU 2009-17 is effective at the start of a reporting entity’s first fiscal year beginning after November 15, 2009, or January 1, 2010, for a calendar year-end entity. Early application is not permitted.  It is not expected that ASU 2009-17 will have a material effect on the Company’s consolidated financial condition or results of operations.

FASB Accounting Standards Update 2009-16, Transfers and Servicing (Topic 860): Accounting for Transfers of Financial Assets. The FASB has issued ASU 2009-16, Transfers and Servicing (Topic 860): Accounting for Transfers of Financial Assets, which formally codifies FASB Statement No. 166, Accounting for Transfers of Financial Assets, into the FASB Accounting Standards Codification. ASU 2009-16 represents a revision to the provisions of former FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, and will require more information about transfers of financial assets, including securitization transactions, and where entities have continuing exposure to the risks related to transferred financial assets. Among other things, ASU 2009-16 eliminates the concept of a “qualifying special-purpose entity”; changes the requirements for derecognizing financial assets; and enhances information reported to users of financial statements by providing greater transparency about transfers of financial assets and an entity’s continuing involvement in transferred financial assets. ASU 2009-16 is effective at the start of a reporting entity’s first fiscal year beginning after November 15, 2009, or January 1, 2010, for a calendar year-end entity. Early application is not permitted.  It is not expected that ASU 2009-16 will have a material effect on the Company’s consolidated financial condition or results of operations.

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
Owner, President and CEO, Schwab Corp., retired

Jeffrey A. Poxon
Senior Vice President, Investments and
Chief Investment Officer, The Lafayette Life Insurance Company

Charles W. Shook
President and Owner, The Shook Agency

Stephen E. Belter
President and Managing Member,
Indiana Datapipe, LLC

Executive Officers

Randolph F. Williams President and Chief Executive Officer	Mary Jo David Vice President, Chief Financial Officer and Secretary-Treasurer

DIRECTORS AND OFFICERS

James A. Andrew. Mr. Andrew is President and owner of Henry Poor Lumber Co. and Homeworks, retailers of building materials. He is also involved in residential and commercial land development.

Stephen E. Belter. Mr. Belter is the President and Managing Member of Indiana Datapipe, LLC, an Indiana limited liability company engaged in the business of building a fiber-optic data network in the Lafayette area.

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

Form 10-K Report

A copy of LSB Financial’s Annual Report on Form 10-K without exhibits for the fiscal year ended December 31, 2009, as filed with the SEC, will be furnished without charge to shareholders of LSB Financial upon written request to the Secretary, LSB Financial Corp., 101 Main Street, P.O. Box 1628, Lafayette, Indiana 47902, or by calling (765) 742-1064.  Copies of the exhibits filed with the Form 10-K may be obtained by shareholders at a charge of $0.25 per page.

Common Stock

As of February 25, 2010, there were approximately 945 holders of record of LSB Financial Common Stock and 1,553,525 shares of issued and outstanding common stock. LSB Financial’s stock is quoted on the Nasdaq Global Market under the symbol “LSBI.”

The following table sets forth, for the periods shown, the high and low sale price of the common stock and cash dividends per share declared. All amounts have been adjusted to reflect stock dividends and stock splits declared by the Company to date. The last stock dividend was declared in 2006.

Quarter Ended	High	Low	Cash Dividends Declared

March 31, 2008	19.94	18.15	0.25
June 30, 2008	19.35	16.21	0.25
September 30, 2008	19.50	14.52	0.25
December 31, 2008	17.00	9.94	0.25
March 31, 2009	11.75	8.50	0.125
June 30, 2009	21.43	11.00	0.125
September 30, 2009	13.49	10.30	0.125
December 31, 2009	12.66	8.27	0.125

Dividend payment decisions are made with consideration of a variety of factors including earnings, financial condition, market considerations and regulatory restrictions. Restrictions on dividend payments are described in Note 11 of the Notes to Consolidated Financial Statements included in this Annual Report.

LSB Financial Corp.

The Holding Company of Lafayette Savings Bank

(765) 742-1064 • LSBank@LSBank.com • www.LSBank.com