Form 10-K, Exhibit 13
period 2010-12-31
LSB FINANCIAL CORP
filed 2011-03-16
CIK 930405

EXHIBIT 13

Stability Continues

A legacy of honesty, integrity, financial strength.

We know this place. We know you.

LSB Financial Corp.

LSB FINANCIAL CORP.

TABLE OF CONTENTS

Letter to Shareholders	i
Selected Financial Information	1
Management’s Discussion and Analysis	3
Disclosure Regarding Forward-Looking Statements	28
Auditors’ Report	29
Consolidated Financial Statements	32
Directors and Executive Officers	65
Shareholder Information	67

FINANCIAL HIGHLIGHTS

December 31, 2010
(Dollars in Thousands)

Total assets	$371,847
Total loans, net of allowance	323,075
Securities and short-term investments	14,785
Deposits	311,458
Borrowings	22,500
Shareholders’ equity	35,577
Shareholders’ equity as percent of assets	9.56%
Net Income	$2,117

ANNUAL MEETING

The Annual Meeting of Shareholders of LSB Financial Corp.
will be held April 20, 2011 at 9:00 a.m. local time at the
LSB Building, located at 22 N. Second Street, Lafayette, Indiana .

LSB FINANCIAL CORP.

Dear Fellow Shareholder:

These days, in the banking industry, good news is especially welcome.  So, let me start this annual letter by sharing positive comments about your LSB Financial stock in 2010.

Good news, part 1:  At the end of 2010 the market value of our shares of LSB Financial was 38.6% higher than at the end of the previous year!  By comparison, a 2010 index of 497 community banks, labeled ABA NASDAQ Community Bank Index (ABAQ), was up just 8%.  The Indianapolis Business Journal named LSB Financial to their “25 best-performing Indiana stocks in 2010, ranking 14th.”  This trend has continued through the first two months of 2011, as our stock price increased another 15.1%.  We hope that, as 2011 progresses, markets may further normalize and an even more favorable valuation can be realized on our shares.

Good news, part 2:  The December unemployment rate in Tippecanoe County was down to 7.9%, the Consumer Confidence Index hit its highest level since March 2008, and we have experienced recent announcements of new employers settling in our market and existing employers doing additional hiring.  Despite the fact that many of our customers still struggle with the lasting effects of the recession, we do see improvement.

Good news, part 3:  During a time when many other banks were not, Lafayette Savings Bank was profitable last year, reporting net income of $2.1 million, or $1.36 per share.  This compares favorably to 2009, when we earned $0.46 million, or $0.30 per share.  Measured by pre-tax, pre-provision earnings, our core business fared well in 2010.  That bodes well for a return to consistently stronger earnings once loan loss provisions return to “normal” levels.  In 2010 our loss provision was $2.8 million while charging off $1.4 million, resulting in an increase in our loan loss reserve to $5.3 million, or 1.65% of total loans.  We believe this increase in our reserves is prudent in these uncertain times.

Adverse business cycles occur.  Well-run companies, by prudent management through the adverse climate, survive these problematic periods to prosper in better times.  Difficult times call for a strategy that strengthens the balance sheet and preserves capital.  Consistent with the goal of fortifying capital, our Board made the hard but necessary decision in July 2010 to suspend the dividend on our common stock.  That action allowed us to retain $388,000 of our earnings as capital in 2010. We believe suspension of the dividend best prepared the Bank for the predicted higher minimum capital requirements mandated by The Dodd–Frank Wall Street Reform and Consumer Protection Act. It also strengthened the financial health of the Bank generally.   A strong capital position also provides a level of protection should the economy worsen and positions the Bank for growth as the economy improves.  As the banking environment stabilizes, our intent is to continue to weigh the benefits of increased capital levels against the desire to pay our shareholders a competitive rate of return on their investment.

Another aspect of managing through difficult times is the control of operating expenses.  In 2010 our operating expenses as a percentage of average assets were 2.62%, down from 2.81% the previous year.  Much of the credit goes to our employees.  After meeting the challenge of our 2009 cost-reduction initiative, “Incredible Cost Saves,” they continued finding ways to benefit from additional cost reductions in 2010.

i

Managing asset quality is one of our greatest responsibilities, one that we do not take lightly, and remains a top priority.  While recognizing that in some cases a loss is inevitable, we work diligently to salvage relationships with customers who are struggling to get back on their feet.  At year-end our non-performing assets totaled $19.3 million, or 5.18% of total loans.  Although this level is higher than last year, some $5 million, or 26%, of these loans are less than 90 days past due and are actually working their way back to performing status.  Another $1.2 million consists of other real estate owned, which is down from last year’s level of $1.9 million.

We intend to maintain our relevance in the market by following the community bank model and by working to be the bank of choice for all generations.   For homeowners, our residential mortgage loan staff originated and sold $49 million of loans in 2010, for a gain of $1 million.  In fact, mortgage data for the county in 2010 ranked us second out of some 31 mortgage lenders, with a market share of 9.2%.   For those who prefer to bank online, we have introduced mobile banking along with our ongoing online bill pay and banking programs.  We remain committed to providing extraordinary customer care and to doing what we can to help our customers survive and thrive.

In a 2010 survey conducted by Cross Financial Group, Lafayette Savings Bank received a “Primary Loyalty Index” score of 71.7%, compared to the industry average of 52.1%.  As a company, we put our customers first and focus on understanding their needs and objectives.  We believe our operating philosophy and actions all contributed to our 35% growth in core deposits, which enabled us to pay back $45 million of brokered deposits and Federal Home Loan Bank advances.   Taking advantage of the low market interest rates, we increased our net interest margin to 3.68%, up 25% and the highest level in a century.  We will continue to focus on core deposit growth as a means to build the value of the franchise.

Looking into the future, we remain confident.  With dedicated employees and a Board of Directors that provides support, vision, and oversight, we stand ready to meet the demands of another challenging year.   Our capital is strong.  We are optimistic about our earnings potential.  We have money to lend.  Our core deposits continue to grow.  And we have a dedicated management team.  Like you, our directors, officers, and staff are stockholders of Lafayette Savings Bank; as such, all of us share mutual interests.  You can rest assured that we will do everything possible to protect your investment and keep our company moving in the right direction.

Respectfully,

Randolph F. Williams
President & Chief Executive Officer

ii

SELECTED FINANCIAL INFORMATION

The selected financial data presented below should be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations, as well as the audited Consolidated Financial Statements contained elsewhere in this Annual Report.

	December 31,
	2010	2009	2008	2007	2006
	(Dollars in Thousands)
Selected Financial Condition Data:

Total assets	$371,847	$371,050	$373,012	$342,010	$368,400
Loans receivable, including loans held for sale, net	323,075	321,163	326,639	296,908	317,691
Securities available-for-sale	11,805	11,345	11,853	13,221	16,316
Short-term investments	2,980	4,817	9,179	4,846	8,336
Deposits	311,458	277,866	258,587	232,030	255,304
Total borrowings	22,500	57,000	78,500	74,256	76,618
Shareholders’ equity	35,577	33,884	34,075	33,932	34,840

	December 31,
	2010	2009	2008	2007	2006
	(Dollars in Thousands, except share data)
Selected Operations Data:

Total interest income	$18,895	$19,659	$21,319	$22,882	$23,263
Total interest expense	6,115	9,335	11,286	11,655	11,142
Net interest income	12,780	10,324	10,033	11,227	12,121
Provision for loan losses	2,759	3,197	1,102	1,570	1,018
Net interest income after provision for loan losses	10,021	7,127	8,931	9,657	11,103
Deposit account service charges	1,522	1,525	1,736	1,838	1,766
Gain on sales of mortgage loans	1,019	1,386	117	201	214
Gain on call of securities	---	---	---	6	---
Loss on real estate owned	(441)	(183)	(156)	(1,097)	---
Other non-interest income	980	1,059	1,194	1,098	858
Total non-interest income	3,080	3,787	2,891	2,046	2,838
Total non-interest expense	9,932	10,503	9,286	9,322	8,593
Income before taxes	3,169	411	2,536	2,381	5,348
Income taxes	1,052	(49)	796	807	1,998
Net income	$2,117	$460	$1,740	$1,574	$3,350

Earnings per share	$1.36	$0.30	$1.12	$1.00	$2.08
Earnings per share, assuming dilution	1.36	0.30	1.12	0.99	2.07
Dividends paid per share	0.25	0.50	1.00	0.90	0.68

	December 31,
	2010		2009		2008		2007		2006
Selected Financial Ratios and Other Data:

Performance Ratios:
Return on assets (ratio of net income to average total assets)	0.56%		0.12%		0.48%		0.45%		0.91%
Return on equity (ratio of net income to average equity)	6.09		1.34		5.08		4.52		9.88
Average interest rate spread during period	3.65		2.82		2.82		3.25		3.33
Net interest margin(1)	3.68		2.94		2.97		3.42		3.48
Operating expense to average total assets	2.62		2.81		2.58		2.66		2.33
Average interest-earning assets to average interest-bearing liabilities	1.02	x	1.04	x	1.05	x	1.05	x	1.05	x

Quality Ratios:
Non-performing assets to total assets at end of period	5.18%		3.91%		2.52%		4.08%		3.17%
Allowance for loan losses to non-performing loans	29.53		29.65		46.35		37.04		23.72
Allowance for loan losses to loans receivable	1.65		1.16		1.12		1.23		0.86

Capital Ratios:
Shareholders’ equity to total assets at end of period	9.56		9.13		9.14		9.92		9.46
Average shareholders’ equity to average total assets	9.18		9.17		9.53		9.92		9.19
Dividend payout ratio	18.38		168.48		89.43		90.00		32.69

Other Data:
Number of full-service offices	5		5		5		5		5

(1)	Net interest income divided by average interest-earning assets.

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

Lafayette Savings is, and intends to continue to be, an independent, community-oriented financial institution. The Bank has been in business for 141 years and differs from many of our competitors in having a local board and local decision-making in all areas of business. In general, our business consists of attracting or acquiring deposits and lending that money out primarily as real estate loans to construct and purchase single-family residential properties, multi-family and commercial properties and to fund land development projects. We also make a limited number of commercial business and consumer loans.

We have an experienced and committed staff and enjoy a good reputation for serving the people of the community, for understanding their financial needs and for finding a way to meet those needs. We contribute time and money to improve the quality of life in our market area and many of our employees volunteer for local non-profit agencies. We believe this sets us apart from the other 19 banks and credit unions that compete with us. We also believe that operating independently under the same name for over 140 years is a benefit to us - especially as local offices of large banks often have less local authority as their companies strive to consolidate. Focusing time and resources on acquiring customers who may be feeling disenfranchised by their no-longer-local or very large bank has proved to be a successful strategy.

In these extraordinary economic times, we find ourselves in a community that to some extent has been sheltered from the worst effects of the slowdown. The Greater Lafayette area enjoys diverse employment including major manufacturers such as Subaru/Toyota, Caterpillar, and Wabash National; a strong education sector with Purdue University and a large local campus of Ivy Tech Community College; government offices of Lafayette, West Lafayette and Tippecanoe County; a growing high-tech presence with the Purdue Research Park; and the growth of a new medical corridor spurred by the building of two new hospitals.  The area wasn’t immune to the effects of the recession but there are signs of recovery.  Based on a report from Greater Lafayette Commerce, manufacturing employment is slowly returning to pre-recession levels, healthcare facility growth is continuing at a record pace and Purdue University continues an aggressive construction agenda.  Capital investments announced and/or made in 2010 totaled $640 million compared to $341 million in 2009 and $593 million in 2008.  Wabash National, the area’s second largest industrial employer, reported fourth quarter operating results which were the best since 2007 and noted that forecasts for 2011 showed “an approximate increase of 30 to 60 percent over 2010 levels.”  Subaru, the area’s largest industrial employer and producer of the Subaru Legacy, Outback and Tribeca, announced the addition of 100 full-time production positions and projected 2010 volume to exceed 2009 by about 30%.  In the education sector,

Purdue’s West Lafayette 2010 enrollment was up slightly from last year to just under 40,000 students and Ivy Tech’s 2010 enrollment set a record with over 8,000 students.  The Purdue Research Park includes 100 high-tech and life science businesses and has more than 3,700 employees earning an average annual wage of $54,000.  The Purdue Research Park of West Lafayette has about 364,000 square feet of incubation space, making it the largest business incubator complex in the state. The Tippecanoe County unemployment rate peaked at 10.6% in July 2009 and ended at 7.9% for 2010 compared to 9.5% for Indiana and 9.4% nationally.

The housing market has remained fairly stable for the last several years with no price bubble and no resulting price swings.  As of December 31, 2010, the five year percent change in house prices for the Lafayette Metropolitan Statistical Area according to the Federal Housing Finance Agency was a 1.89% increase with the one-year change a 0.99% increase.  The number of houses sold in the county in 2010 was down 7% from last year, influenced in part by the timing of the tax credits offered to new home buyers.  Building permits were virtually unchanged from last year and were in the same relatively low range for housing permits over the last four years.  Some of this slowdown is believed to be in reaction to earlier overbuilding in the county as well as the increase in available properties due to foreclosure.

We continue to work with borrowers who have fallen behind on their loans. The majority of our delinquent loans are secured by real estate and we believe we have sufficient reserves to cover incurred losses. The challenge is to get delinquent borrowers back on a workable payment schedule or if that is not feasible, to get control of their properties through an overburdened court system. We acquired eight properties in 2010 through foreclosure or deeds-in-lieu of foreclosure and sold 26 properties over the same period.

The funds we use to make loans come primarily from deposits from customers in our market area, from brokered deposits and from Federal Home Loan Bank (“FHLB”) advances. In addition we maintain an investment portfolio of available-for-sale securities to provide liquidity as needed. Our preference is to rely on local deposits unless the cost is not competitive, but if the need is immediate we will acquire pre-payable FHLB advances which are immediately available for member banks within their borrowing tolerance and can then be replaced with local or brokered deposits as they become available. We will also consider purchasing fixed term FHLB advances or brokered deposits as needed. We generally prefer brokered deposits over FHLB advances when the cost of raising money locally is not competitive. The deposits are available with a range of terms, there is no collateral requirement and the money is predictable as it cannot be withdrawn early except in the case of the death of a depositor and there is no option to have the money rollover at maturity. In 2010 local deposits grew substantially including an increase of $37.8 million or 35.0% in core deposits, primarily because of depositors’ preference for the safety of insured deposits. Our reliance on brokered funds as a percentage of total deposits decreased in 2010 from 9.8% of deposits to 5.5% with the actual dollar amount decreasing from $27.3 million to $17.0 million. While we always welcome local deposits, the cost and convenience of brokered funds make them a useful alternative. We will also continue to rely on FHLB advances to provide immediate liquidity and help manage interest rate risk.

Our primary source of income is net interest income, which is the difference between the interest income earned on our loan and investment portfolio and the interest expense incurred on deposits and borrowings. Our net interest income depends on the balance of our loan and investment portfolios and the size of our net interest margin – the difference between the income generated from loans and the cost of funding. Our net interest income also depends on the shape of the yield curve.  The Federal Reserve has held short-term rates at almost zero for the last two years while long-term rates have stayed in the 4.0% range.  Because deposits are generally tied to shorter-term market rates and loans are generally tied to longer-term rates this would typically be viewed as a positive step and in fact our net interest margin has been increasing. Our expectation for 2010 is that deposits rates will gradually increase as the Federal Reserve begins to respond to inflation concerns by raising rates. Overall loan rates are expected to gradually rise.

Rate changes can typically be expected to have an impact on interest income. Because the government is expected to discontinue some stimulus programs, we expect to see the money supply shrink and market rates rise. Rising rates generally increase borrower preference for adjustable rate products which we typically keep in our portfolio, and existing adjustable rate loans can be expected to reprice to higher rates which could be expected to have a positive impact on our interest income. With fewer fixed rate loans we would expect to sell fewer loans on the secondary market. Although new loans put on the books early in 2011 will be at comparatively low rates we expect higher rates later in the year will result in an increase in the average rate of new loans.

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

2010 Summary

Our strategy in 2010 was to enhance credit analysis, work to manage non-performing loans and dispose of other real estate owned (OREO), control the cost of funds and other expenses, and focus on growth in other income. New lending was focused on selectively extending credit to stronger borrowers to improve credit quality and on increasing our secondary market lending, including VA and FHA lending to qualified borrowers. Our credit department is now fully staffed with a department manager, two experienced credit analysts and two collectors, including one experienced in workouts and debt restructuring.

Although the local economy fared somewhat better in 2010, the opportunity for loan production was generally lower than expected despite low market interest rates. Local unit residential real estate sales in 2010 decreased slightly from 2009, from 1,774 properties to 1,667. Commercial real estate activity was more often due to existing properties changing hands or being refinanced rather than new projects being started.  New building activity was primarily in the medical corridor connecting the two new hospitals, industrial growth on the south side of town, and ongoing building at Purdue University and in the Purdue Research Park. Our residential loan originators originated and sold $49.4 million of residential loans on the secondary market for a gain of $1.0 million. In 2010, we sold $911,000 of OREO properties, consisting of 26 properties.

In 2010 we allocated $2.8 million to loan loss reserves as we became more diligent in arranging or approving short sales of properties in the process of foreclosure or with identified problems.  We charged off a total of $1.4 million to loan loss reserves in 2010 with recoveries of $229,000, and added $1.0 million of foreclosed properties to OREO.  At December 31, 2010 our allowance for loan losses to total loans was 1.65%, compared to 1.16% at December 2009.  Our non-performing loans increased from $12.6 million at December 31, 2009 to $18.1 million at December 31, 2010, including $4.9 million of loans that were less than 90 days past due but must remain as non-performing loans until they show they can continue to perform, typically by paying as agreed for six to twelve months.  At December 31, 2010, our allowance for loan losses compared to non-performing loans was 29.61% compared to 29.65% at December 31, 2009.  Non-performing loans, including the $4.9 million performing but non-accruing loans, compared to total loans increased from 3.92% at December 31, 2009 to 5.60% at December 31, 2010. Our OREO properties at December 31, 2010 were $1.2 million compared to $1.9 million at December 31, 2009. In 2010 we wrote off losses of $441,000 on the sale of OREO properties and $343,000 of writedowns were taken through the allowance for loan losses upon foreclosure to adjust the value of OREO properties to the estimated realizable value. Based on our quarterly analysis of non-performing loans, we believe our allowance for loan losses to be adequate to absorb estimated incurred losses inherent in our loan portfolio. While we continue to seek to lower our delinquencies, based on our analysis we believe we have sufficient reserves to cover incurred losses.

The continuing upward slope of the yield curve in 2010 had the expected effect of increasing interest rate margins. All loans tied to prime remained at low rates and other repricing variable rate loans and the continuing low rates on new loans resulted in a 31 basis point decrease in the yield on loans. However, deposit rates also reacted to the lower rates as time accounts gradually repriced downward and new deposits were made at the lower market rates.  The return paid on deposits and advances fell 98 basis points in 2010.

Other non-interest income, excluding the gain on sale of loans and the loss on the sale of OREO, decreased by $82,000 from December 31, 2009 to December 31, 2010 generally due to small decreases in several areas including a $38,000 decrease in the return on our Bank-owned life insurance investments and a $22,000 decrease in fees generated by our wealth management department.

The results of our loan and deposit activity in 2010 are illustrated in the chart on page 14 and include:

•	Residential mortgage loans (including loans held for sale) increasing by 1.3% from $123.5 million to $125.1 million.

•
All other real estate loans, net, including multi-family, land, land development, construction  and commercial real estate loans increased 3.0% from $169.2 million to $174.3 million net of undisbursed loans.

•	Commercial business lending decreased 1.8% from $16.6 million to $16.3 million.

•	At December 31, 2010, 73.7% of our gross loan portfolio had adjustable interest rates.

•
Total deposit accounts increased 12.1% from $277.9 million at December 31, 2009 to $311.5 million at December 31, 2010, with core deposits increasing 35.0% from $108.2 million to $146.0 million over the same period.

2011 Overview

We expect to see continued slow-to-moderate growth in our residential loan portfolio through 2011 with interest rates gradually increasing from historically low levels. While we expect to see a decrease in residential mortgage loan refinance activity, we intend to originate these loans for sale on the secondary market when borrowers choose long-term fixed rate terms, while keeping some of our shorter-term fixed rate loans and adjustable rate loans in our portfolio. We expect to have the opportunity to consider new commercial loans but will continue to evaluate them with an eye to credit quality.  However, portfolio loan growth overall is expected to be modest.

Our operating results will continue to be affected by several factors involving the disposition of properties in foreclosure or held in other real estate owned, including the level of the provision for loan losses, gains and losses on the sale of properties once we acquire title to them, the loss of interest income on non-performing assets and non-interest expenses incurred in obtaining, marketing and disposing of the properties. These factors are expected to continue to have an impact in 2011 as the level of non-performing loans at the end of 2010 continued to be high and OREO properties at year end were $1.2 million. Our allowance for loan losses to non-performing loans was at 29.61% and the allowance for loan losses to total loans ended the year at 1.65%.  We continue to work proactively with troubled borrowers while their situation is still salvageable. We monitor these and all other loans in our portfolio carefully and perform specific impairment analyses on any loans over 90 days delinquent. Based on our analysis, we believe that our current loan loss reserve is sufficient to cover estimated incurred losses.

We intend to continue to follow a strategy in 2011 that includes (1) maintaining a strong capital position, (2) managing our vulnerability to changes in interest rates by emphasizing adjustable rate and/or shorter-term loans, (3) optimizing our net interest margin by supplementing our traditional mortgage lending with prudent multi-family and commercial real estate, consumer and construction loans, (4) working to originate and sell residential mortgage loans in the secondary market for a fee, including FHA and VA loans to access a market not previously available to us, and (5) funding our growth by using a mix of local and brokered deposits and FHLB advances, favoring local deposits unless they are clearly less cost-effective.

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

Impact of Recent and Future Legislation. Congress and the U.S. Treasury Department have adopted legislation and taken actions to address the disruptions in the financial system and declines in the housing market, including the Emergency Economic Stabilization Act of 2008 (“EESA”), the Troubled Asset Relief Program (“TARP”) and the American Recovery and Reinvestment Act of 2009. In addition, on July 21, 2010, President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), which significantly changes the regulation of financial institutions and the financial services industry.

The Dodd-Frank Act includes provisions affecting large and small financial institutions alike, including several provisions that will profoundly affect how community banks, thrifts, and small bank and thrift holding companies, such as LSB Financial, will be regulated in the future.  Among other things, these provisions abolish the Office of Thrift Supervision and transfer its functions to the other federal banking agencies, relax rules regarding interstate branching, allow financial institutions to pay interest on business checking accounts, change the scope of federal deposit insurance coverage, and impose new capital requirements on bank and thrift holding companies.  The Dodd-Frank Act also establishes the Bureau of Consumer Financial Protection as an independent entity within the Federal Reserve Board, which will be given the authority to promulgate consumer protection regulations applicable to all entities offering consumer financial services or products, including banks.  Additionally, the Dodd-Frank Act includes a series of provisions covering mortgage loan origination standards affecting, among other things, originator compensation, minimum repayment standards, and pre-payments.  The Dodd-Frank Act contains numerous other provisions affecting financial institutions of all types, many of which may have an impact on the operating environment of LSB Financial in substantial and unpredictable ways.  Consequently, the Dodd-Frank Act is likely to affect our cost of doing business, it may limit or expand our permissible activities, and it may affect the competitive balance within our industry and market areas.  The nature and extent of future legislative and regulatory changes affecting financial institutions, including as a result of the Dodd-Frank Act, is very unpredictable at this time.  The Company’s management is actively reviewing the provisions of the Dodd-Frank Act and assessing its probable impact on the business, financial condition, and results of operations of the Company.  However, the ultimate effect of the Dodd-Frank Act on the financial services industry in general, and the Company in particular, is uncertain at this time.

It is not clear at this time what long-term impact the EESA,  TARP, the ARRA, other liquidity and funding initiatives of the Treasury and other bank regulatory agencies that have been previously announced, and any additional programs that may be initiated in the future, will have on the financial markets and the financial services industry. The actual impact that EESA and such related measures undertaken to alleviate the credit crisis will have generally on the financial markets, including the extreme levels of volatility and limited credit availability currently being experienced, is unknown. The failure of such measures to help stabilize the financial markets and a continuation or worsening of current financial market conditions could materially and adversely affect all financial institutions, including the Company.  There can be no assurance regarding the specific impact that such measures may have on us and no assurance whether or to what extent we will be able to benefit from such programs.

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

•
We may be required to pay even higher deposit insurance premiums because market developments continue to significantly deplete the insurance fund of the Federal Deposit Insurance Corporation and reduce the ratio of reserves to insured deposits.

Additional Increases in Insurance Premiums. The Federal Deposit Insurance Corporation (“FDIC”) insures the Bank’s deposits up to a maximum amount, generally $250,000 per depositor.  Current economic conditions have increased expectations for bank failures. The FDIC takes control of failed banks and ensures payment of deposits up to insured limits using the resources of the Deposit Insurance Fund.  The FDIC charges us premiums to maintain the Deposit Insurance Fund.  The FDIC has set the designated reserve ratio for the Deposit Insurance Fund at 2.0% of insured deposits. The Bank is also subject to assessment for the Financing Corporation (FICO) to service the interest on its bond obligations.  The amount assessed is in addition to the amount paid for deposit insurance according to the risk-related assessment schedule.  These assessments will continue until the FICO bonds are repaid between 2017 and 2019.  Future increases in deposit insurance premiums or changes in risk classification would increase the Bank’s deposit related costs.

On December 30, 2009, banks were required to pay the quarterly risk-based FDIC assessment for the fourth quarter of 2009, and prepay estimated insurance assessments for the years 2010 through 2012. The amount of prepayment due and paid by the Bank on December 30, 2009 was $2.3 million. The prepayment did not affect the Bank’s earnings when paid. Effective April 1, 2011, the FDIC, pursuant to the Dodd-Frank Act, is changing the assessment base for deposit insurance premiums from adjusted domestic deposits to average consolidated total assets minus average tangible equity, and scaling the insurance premium rates to the increased assessment base.  The Bank does not believe that its insurance premiums will increase as a result of these changes, but has not yet been advised by the FDIC of the adjusted premiums that it will be required to pay from and after April 1, 2011.

The Bank elected to obtain unlimited deposit insurance protection for non-interest bearing transaction deposit accounts under the FDIC’s Temporary Liquidity Guarantee Program (“TLGP”). The Bank’s participation in the TLGP allows noninterest bearing transaction accounts to receive unlimited insurance coverage, for a fee, until December 31, 2010 (extended by the Dodd-Frank Act through December 31, 2012 for no additional charges).

The FDIC has authority to increase insurance assessments.  Increased assessment rates and special assessments have had a material impact on the Company’s results of operations and could continue to do so.

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

Concentrations of Real Estate Loans Could Subject the Company to Increased Risks in the Event of a Real Estate Recession or Natural Disaster. A significant portion of the Company’s loan portfolio is secured by real estate. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended. While property values in this area have been relatively unaffected by the economic downturn, with housing values increasing 0.99% in 2010 Lafayette Metropolitan Statistical Area, a weakening of the real estate market in our primary market area could result in an increase in the number of borrowers unable to refinance or who may default on their loans and a reduction in the value of the collateral securing their loans, which in turn could have an adverse effect on our profitability and asset quality.

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

Critical Accounting Policies

Generally accepted accounting principles are complex and require management to apply significant judgments to various accounting, reporting and disclosure matters. Management of LSB Financial must use assumptions and estimates to apply these principles where actual measurement is not possible or practical. For a complete discussion of LSB Financial’s significant accounting policies, see Note 1 to the Consolidated Financial Statements as of December 31, 2010. Certain policies are considered critical because they are highly dependent upon subjective or complex judgments, assumptions and estimates. Changes in such estimates may have a significant impact on the financial statements. Management has reviewed the application of these policies with the Audit Committee of LSB Financial’s Board of Directors. These policies include the following:

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

Financial Condition at December 31, 2010 compared to Financial Condition at December 31, 2009.

SELECTED FINANCIAL CONDITION DATA
(Dollars in thousands)

	December 31,	December 31,	$	%
	2010	2009	Difference	Difference

Total assets	$371,847	$371,050	$797	0.21%

Loans receivable, including loans held for sale, net	323,075	321,163	1,912	0.60
Residential mortgage loans	125,121	123,502	1,619	1.31
Home equity lines of credit	17,043	14,698	2,345	15.95
Other real estate loans net undisbursed portion of loans	174,320	169,172	5,149	3.04
Commercial business loans	16,332	16,638	(306)	(1.84)
Consumer loans	1,208	1,321	(113)	(8.55)
Loans sold	49,389	68,726	(19,337)	(28.14)

Non-performing loans	12,466	12,554	(116)	(0.92)
Loans past due 90 days, still accruing	676	---	676	---
Loans less than 90 days past due, not accruing	4,903	---	4,980	---
Other real estate owned	1,214	1,892	(678)	(35.84)
Non-performing assets	19,260	14,446	4,862	33.66

Available-for-sale securities	11,805	11,345	460	4.05
Short-term investments	2,980	4,817	(1,837)	(38.14)

Deposits	311,458	277,866	33,592	12.09
Core deposits	146,007	108,186	37,821	34.96
Time accounts	165,451	169,680	(4,229)	(2.49)
Brokered deposits	16,984	27,300	(10,316)	(37.79)

FHLB advances	22,500	57,000	(34,500)	(60.53)
Shareholders’ equity (net)	35,577	33,884	1,693	5.00

As shown in the chart above, the net balance in our loan portfolio increased by $1.9 million from December 31, 2009 to December 31, 2010. Loans increased primarily due to slight increases in home equity loans due to a $2.5 million increase in the committed lines and a 3% increase in line usage, and in non-one-to-four-family property loans where loans were made on higher quality projects.  We sold $49.4 million of residential loans in 2010 compared to $68.7 million in 2009 as the historically low interest rates continued to lead borrowers to refinance to lower, fixed rate mortgages which we typically sell on the secondary market. These loans were sold based on asset/liability considerations and to increase income from the gain on sale of loans. See “Asset/Liability Management.”

The $460,000 increase in our available-for-sale securities was primarily due to a desire to keep investments available to use for liquidity purposes, while the $1.8 million decrease in short-term investments was the result of our decision to pay down brokered deposits and FHLB advances because of the low return on short-term investments.

Deposit balances increased by $33.6 million and the funds were used primarily to pay down FHLB advances. We grew core deposits by $37.8 million and we reduced time deposits by $4.2 million. Of this $4.2 million, brokered deposits, which are a subset of time deposits, decreased by $10.3 million and there was a $6.1 million increase in time deposits from local depositors.

We utilize advances available through the FHLB to provide additional funding for loan growth as well as for asset/liability management purposes. At December 31, 2010, we had $22.5 million in FHLB advances outstanding compared to $57.0 million at December 31, 2009. Based on the collateral we currently have listed under a blanket collateral arrangement with the FHLB, we could borrow up to $56.7 million in additional advances. We have other collateral available if needed. These advances are generally available on the same day as requested and allow us the flexibility of keeping our daily cash levels tighter than might otherwise be prudent.

Non-performing assets, which include non-accruing loans, accruing loans 90 days past due and foreclosed assets, increased from $14.4 million at December 31, 2009 to $19.3 million at December 31, 2010. Non-performing assets at December 31, 2010 consisted of $8.1 million of loans on residential real estate, $10.9 million on land or commercial real estate loans, $251,000 on commercial business loans and $18,000 on consumer loans. Foreclosed assets consisted of $1.0 million of residential properties and $206,000 of commercial real estate. At December 31, 2010, our allowance for loan losses equaled 1.65% of total loans compared to 1.16% at December 31, 2009. The allowance for loan losses at December 31, 2010 totaled 27.67% of non-performing assets compared to 25.87% at December 31, 2009, and 29.61% of non-performing loans at December 31, 2010 compared to 29.65% at December 31, 2009.  Our non-performing assets equaled 5.18% of total assets at December 31, 2010 compared to 3.91% at December 31, 2009.  Part of this increase is because of the category of loans under 90 days past due but non-accruing.  These are loans that are showing signs of recovery but are required to remain non-accruing until they have established a history of paying as agreed.  In recent years, loans that became 90 days past due and were placed in non-accrual status typically ended up in foreclosure, not in recovery.

When a non-performing loan is added to our classified loan list, an impairment analysis is completed to determine expected losses upon final disposition of the property. An adjustment to loan loss reserves is made at that time for any anticipated losses. This analysis is reviewed and updated quarterly thereafter. It may take several months or up to two years to move a foreclosed property through the system to the point where we can obtain title to and dispose of it. We attempt to acquire properties through deeds-in-lieu of foreclosure if there are no other liens on the properties. In 2009, we acquired 24 properties through deeds-in-lieu of foreclosure and an additional 25 properties through foreclosure. In 2010, we acquired 8 properties, all through foreclosure.  As a result, $343,000 was charged against loan loss reserves for these properties in 2010 to reduce the carrying value of the property to the estimated realizable value. We also facilitated sales of 14 properties through short sales. Although we believe we use the best information available to determine the adequacy of our allowance for loan losses, future adjustments to the allowance may be necessary, and net income could be significantly affected if circumstances and/or economic conditions cause substantial changes in the estimates we use in making the determinations about the levels of the allowance for losses. Additionally, various regulatory agencies, as an integral part of their examination process, periodically review our allowance for loan losses. These agencies may require the recognition of additions to the allowance based upon their judgments of information available at the time of their examination.

Shareholders’ equity increased $1.7 million, or 5.00%, during 2010 primarily as a result of net income of $2.1 million, offset by our payment of dividends on common stock. Shareholders’ equity to total assets was 9.56% at December 31, 2010 compared to 9.13% at December 31, 2009.

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

	2010				2009
	Average Outstanding Balance		Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance		Interest Earned/ Paid	Yield/ Rate
				(Dollars in thousands)
Interest-Earning Assets:
Loans receivable(1)	$327,372		$18,401	5.62%	$322,457		$19,106	5.93%
Mortgage-backed securities	2,923		112	3.83	3,472		160	4.61
Other investments	13,076		307	2.36	21,831		326	1.49
FHLB stock	3,928		75	1.91	3,997		67	1.68
Total interest-earning assets	347,299		18,895	5.44	351,757		19,659	5.59
Non-interest earning assets	31,625				22,399
Total assets	$378,923				$374,156

Liabilities and Shareholders’ Equity: Interest-Bearing Liabilities:
Savings deposits	$25,934		109	0.42	$25,773		243	0.94
Demand and NOW deposits	105,879		674	0.64	72,528		532	0.73
Time deposits	174,024		4,168	2.40	176,057		5,888	3.34
Borrowings	35,667		1,164	3.26	62,708		2,672	4.26
Total interest-bearing liabilities	341,504		6,115	1.79	337,066		9,335	2.77
Other liabilities	2,648				2,778
Total liabilities	344,152				339,844
Shareholders’ equity	34,771				34,311
Total liabilities and shareholders’ equity	$378,923				$374,156
Net interest income			$12,780				$10,324
Net interest rate spread				3.65%				2.82%
Net earning assets	$5,795				$14,691
Net yield on average interest-earning assets				3.68%				2.94%
Average interest-earning assets to average interest-bearing liabilities	1.02	x			1.04	x
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

	Year Ended December 31,
	2010 vs. 2009			2009 vs. 2008
	Increase (Decrease) Due to		Total Increase	Increase (Decrease) Due to		Total Increase
	Volume	Rate	(Decrease)	Volume	Rate	(Decrease)
	(In thousands)
Interest-earning assets:
Loans receivable	$280	$(985)	$(705)	$610	$(1,996)	$(1,386)
Mortgage-backed securities	(23)	(25)	(48)	(33)	(20)	(53)
Other investments	(157)	138	(19)	107	(193)	(86)
FHLB stock	(1)	9	8	--	(135)	(135)
Total interest-earning assets	$99	$(863)	$(764)	$684	$(2,344)	$(1,660)

Interest-bearing liabilities:
Savings deposits	$1	$(135)	$(134)	$36	$(30)	$6
Demand deposits and NOW accounts	234	(92)	142	84	(66)	18
Time deposits	(49)	(1,671)	(1,720)	531	(1,573)	(1,042)
Borrowings	(1,076)	(432)	(1,508)	(591)	(343)	(934)
Total interest-bearing liabilities	$(890)	$(2,330)	$(3,220)	$60	$(2,012)	$(1,952)

Net interest income			$2,456			$292

Comparison of Operating Results for the Years Ended December 31, 2010 and December 31, 2009.

General. Net income for the year ended December 31, 2010 was $2.1 million, an increase of $1.7 million or 360.22%, from net income of $460,000 for the year ended December 31, 2009. Improving areas included a $2.5 million increase in net interest income, a $571,000 decrease in non-interest expense and a $438,000 decrease in the provision for loan losses.   These increases were partially offset by a $707,000 decrease in non-interest income and a $1.1 million increase in income taxes.

Our return on average assets was 0.56% for the year ended 2010, compared to 0.12% for the year ended 2009. Return on average equity was 6.09% for the year ended 2010 compared to 1.34% for 2009. During 2010 we paid quarterly cash dividends on common stock in the quarters ended March 31, 2011 and June 30, 2011 totaling $389,000, or $0.25 per share, for the year, representing a dividend payout ratio (dividends declared per share divided by diluted net income per share) of approximately 18.4%.

Net Interest Income. Net interest income for the year ended December 31, 2010 increased $2.5 million over the same period in 2009. Our net interest margin (net interest income divided by average interest-earnings assets) increased from 2.94% at December 31, 2009 to 3.68% at December 31, 2010. The largest factor in the increase in net interest income was the decrease in the average rate on deposits and FHLB advances from 2.77% in 2009 to 1.79% in 2010 caused primarily by extreme reductions in short-term interest rates due to cuts by the Federal Reserve.  Separating deposits from FHLB advances, the rate on deposits decreased from 2.43% in 2009 to 1.62% in 2010 while the rate on advances decreased from 4.26% in 2009 to 3.26% in 2010. There was a smaller decrease in the average rate on interest-earning assets, and particularly loans, with the average rate on interest-earning assets decreasing only 15 basis points from 5.59% in 2009 to 5.44% in 2010. The balance of average interest-earning assets also decreased over the period from $351.7 million in 2009 to $347.3 million in 2010. Overall, the average rate on loans and investments decreased by 15 basis points while the average rate paid on advances and deposits decreased by 98 basis points.

Interest income on loans decreased $705,000 for the year ended December 31, 2010 compared to the year ended December 31, 2009 primarily because of reduced rates partially offset by higher average loan volume. The average yield on loans decreased from 5.93% for the year ended December 31, 2009 to 5.62% for the year ended December 31, 2010. The average balance of loans held in our portfolio increased by $4.9 million from $322.5 million in 2009 to $327.4 million in 2010.

Interest income on investments decreased $58,000 taking into account an increase of $8,000 in dividends on FHLB stock for the year ended December 31, 2010 compared to the year ended December 31, 2009. The decrease in interest on investments and FHLB stock was primarily due to a decrease in average investments from $29.3 million in 2009 to $19.9 million in 2010 primarily due to the decrease in average short-term investments.  This decrease was partially offset by an increase in the average rate earned from 1.92% in 2009 to 2.48% in 2010.

Interest expense for the year ended December 31, 2010 decreased $3.2 million over the same period in 2009. This decrease was primarily due to a decrease in the average rate paid on interest-bearing liabilities consisting of deposit accounts and FHLB advances from 2.77% in 2009 to 1.79% in 2010 reflecting the generally lower market rates over the period. The average interest rate on deposit accounts decreased from 2.43% in 2009 to 1.62% in 2010. The effect of the decrease in rates was offset by a $31.5 million increase in the average balance of deposit accounts. The benefit of a decrease in the average rate of FHLB advances from 4.26% in 2009 to 3.26% in 2010 was further improved by the decrease in the average balance from $62.7 million to $35.7 million over the same period.

Provision for Loan Losses. The evaluation of the level of loan loss reserves is an ongoing process that includes closely monitoring loan delinquencies. The following chart shows delinquent loans as well as a breakdown of non-performing assets.

	12/31/10	12/31/09	12/31/08
	(Dollars in thousands)

Loans delinquent 30-59 days	$559	$677	$1,483
Loans delinquent 60-89 days	808	3,169	3,187
Total delinquencies	1,367	3,846	4,670

Accruing loans past due 90 days	676	---	---
Non-accruing loans	17,370	12,554	7,976
Total non-performing loans	18,046	12,554	7,976
OREO	1,214	1,892	1,412

Total non-performing assets	$19,260	$14,446	$9,388

The accrual of interest income is discontinued when a loan becomes 90 days and three payments past due. Loans 90 days past due but not yet three payments past due will continue to accrue interest as long as it has been determined that the loan is well secured and the borrower has the capacity to repay.

Troubled debt restructurings and loans that begin to perform after a period of nonperformance are considered non-accruing loans until sufficient time has passed for them to establish a pattern of compliance with the terms of the restructure. There are $4.9 million of loans at December 31, 2010 considered non-accruing in the chart above that are troubled debt restructurings or loans that have begun to perform after a period of nonperformance.  There were no such loans at December 31, 2009.

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

At December 31, 2010 our largest areas of concern were loans on non-residential properties and, to a lesser extent one- to four-family non-owner occupied rental properties and multi-family properties.  Loans delinquent more than 30 days at December 31, 2010 included $6.0 million of loans on non-residential properties, $3.5 million of loans on one- to four-family rental properties and $2.3 million of loans on multi-family properties. Our non-residential properties are typically smaller loans averaging about $400,000 and the borrowers are typically seeing decreased business because of the economy. Because of the presence of Purdue University, student housing has been a niche for us, but because of the economy we are seeing problems with vacancies and delinquent rents, especially in non-campus housing.  The multifamily properties have the advantage of being more readily salable if they are in areas considered student housing.  As was noted by a local realtor report in reference to multifamily housing, “the demand to purchase is held in check only by the limited supply.”

We recorded a $2.8 million provision for loan losses during 2010 as a result of our analyses of our current loan portfolios, compared to $3.2 million during 2009. The provisions were necessary to maintain the allowance for loan losses at a level considered adequate to absorb losses inherent and incurred in the loan portfolio. During the year 2010, we charged $1.4 million against loan loss reserves on 55 loans either written off, written down to fair value or taken into other real estate owned in 2010. We expect to obtain possession of more properties in 2011 that are currently in the process of foreclosure. The final disposition of these properties may be expected to result in a loss in some cases. The $5.3 million reserve for loan losses in 2010 was considered adequate to cover further charge-offs based on our evaluation and our loan mix.

Our loan portfolio does not contain option ARM products, interest only loans, or loans with initial teaser rates. While we occasionally make loans to borrowers with credit scores in the subprime range, these loans are only made if there are sufficient mitigating factors, not as part of a subprime mortgage plan. We occasionally make mortgages that exceed high loan-to-value regulatory guidelines for property type. We currently have $10.6 million of mortgage loans that are not one- to four-family loans that qualify as high loan-to-value. We typically make these loans only to well-qualified borrowers and none of these loans are delinquent. We also have $7.8 million of one- to four-family loans which either alone or combined with a second mortgage exceed high loan-to-value guidelines. Of these loans, $132,000 are currently over 30 days past due. Our total high loan-to-value loans at December 31, 2010 were at 48% of capital, well under regulatory guidelines of 100% of capital. We have $17.0 million of home equity lines of credit of which seven loans totaling $192,000 are delinquent more than 30 days.

At December 31, 2010, non-performing assets, consisting of non-performing loans, accruing loans 90 days or more delinquent, loans less than 90 days past due still on nonaccrual, and other real estate owned, totaled $19.3 million compared to $14.4 million at December 31, 2009. In addition to our non-performing assets, we identified $17.3 million in other loans of concern where information about possible credit problems of the borrowers causes management to have doubts as to the ability of the borrowers to comply with present repayment terms and that may result in disclosure of such loans as non-performing assets in the future. The vast majority of these loans, as well as our non-performing assets, are well collateralized.

At December 31, 2010, we believe that our allowance for loan losses was adequate to absorb estimated losses inherent in our loan portfolio. Our allowance for losses equaled 1.65% of net loans receivable and 29.61% of non-performing loans at December 31, 2010, compared to 1.16% and 29.65% at December 31, 2009, respectively. Our non-performing assets equaled 5.18% of total assets at December 31, 2010 compared to 3.91% at December 31, 2009.  We typically sustain losses averaging about 30% of the total principal balance on non-performing loans that progress to foreclosure and are then sold as OREO properties.  At December 31, 2010 our reserve for loan losses was within 1.0% of this amount.

Non-Interest Income. Non-interest income for the year ended December 31, 2010 decreased by $707,000, or 18.67%, compared to the same period in 2009. The decrease was primarily due to a $367,000 decrease in the gain on sale of loans due to the decrease in the volume of loans sold from $68.7 million in 2009 to $49.4 million in 2010, a $258,000 increase in the loss recognized on the sale of OREO properties and by an $82,000 decrease in deposit account service charges and other fees.  The decreases in other non-interest income were due primarily to a $38,000 decrease in the return on Bank-owned life insurance investments and a $22,000 decrease in fees generated by our in-house wealth management department and small decreases in several other accounts.

Non-Interest Expense. Non-interest expense for the year ended December 31, 2010 decreased $571,000 over the same period in 2009. The decrease was primarily due to a $542,000 decrease in the costs related to acquiring, maintaining and disposing of foreclosed and OREO properties because of the decrease in the number of these properties; a $106,000 decrease in other expenses due to a 2009 chargeoff of a $110,000 leasehold property; an $81,000 decrease in the expenses from a low income housing project held for tax credit purposes; and a $76,000 decrease in FDIC insurance partially attributable to the absence of a special assessment by the FDIC comparable to the  $171,000 paid in 2009.  These decreases in expense were partially offset by a $151,000 increase in salaries due primarily to continuing loan origination activity by commission-based loan originators.  Occupancy and computer costs remained virtually flat with a net increase of $3,000 and advertising costs decreased $19,000 as we try to monitor our use of advertising dollars to get the most benefit for the least expense.

Income Tax Expense. Our income tax provision increased by $1.1 million for the year ended December 31, 2010 compared to the year ended December 31, 2009 primarily due to increased income.

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

Presented below, as of December 31, 2010 and 2009, is an analysis of our interest rate risk as measured by the effect on NPV caused by instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up 300 basis points and down 100 basis points, and compared to our Board policy limits. (One hundred basis points equals one percent.) The Board Limit column indicates the lowest allowable limits for NPV after each interest rate shock. Assumptions used in calculating the amounts in this table are OTS assumptions. No information is provided for a negative 200 basis point shift in interest rates, due to a low prevailing interest rate environment making such scenarios unlikely.

Change in		Board Limit	At December 31, 2010		At December 31, 2009
Interest Rate		Post-shock	Post-shock	Change	Post-shock	Change
(Basis Points)		NPV Ratio	NPV Ratio	(Basis Points)	NPV Ratio	(Basis Points)

300	bp	6.00%	11.90%	(58)	10.70%	(139)
200		7.00	12.45	(3)	11.46	(62)
100		8.00	12.64	16	11.87	(22)
0		8.00	12.48	---	12.09	---
-100		8.00	12.34	(14)	12.31	22

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

Our primary investing activities are the origination of loans and the purchase of securities. During the year ended December 31, 2010, the Bank originated loans totaling $116.5 million and purchased $2.9 million of securities. These activities were funded primarily by principal repayments and prepayments on loans and maturities of investment securities totaling $67.5 million. The proceeds from the sale of loans totaled $49.4 million for the year ended December 31, 2010. There were no security sales in 2010 or 2009.

Because there was an increase in the balance of loans in our portfolio in 2010, we used some of the increases in our deposits to fund loans.  We also intend to continue to use FHLB advances as a source of funding for loans when advantages on interest rate risk matches can be found.

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

Our current internal policy for liquidity is 5%. Our liquidity ratio at December 31, 2010 was 6.06% as a percentage of total assets.

We anticipate that we will have sufficient funds available to meet current loan commitments. At December 31, 2010 we had outstanding commitments to originate loans and available lines of credit totaling $35.7 million and commitments to provide borrowers the funds needed to complete current construction projects in the amount of $5.1 million. Certificates of deposit that will mature in one year or less at December 31, 2010 totaled $86.8 million. Based on our experience, our certificates of deposit have been a relatively stable source of long-term funds as such certificates are generally renewed upon maturity since we have established long-term banking relationships with our customers. Therefore, we believe a significant portion of such deposits will remain with us, although that cannot be assured. An exception to this rule would be the brokered certificates of deposit. Of the certificates maturing in one year or less at December 31, 2010, $3.4 million were brokered deposits which will be leaving the Bank at maturity. However, there is no reason to expect that replacement funds would not be available in the brokered market.

LSB Financial also has a need for, and sources of, liquidity. Liquidity is required to fund our operating expenses and fund stock repurchase programs, as well as for the payment of dividends to shareholders as needed.   At December 31, 2010, LSB Financial had $178,000 in liquid assets on hand. The primary source of liquidity on an ongoing basis is dividends from Lafayette Savings. Dividends totaling $879,000 were paid from the Bank to LSB Financial during the year ended December 31, 2010. For the year ended December 31, 2010, LSB Financial paid dividends to shareholders totaling $389,000 due to dividends declared and paid during the quarters ended March 31, 2010 and June 30, 2010. Under the Bank’s Supervisory Agreement and LSB Financial’s Memorandum of Understanding with the OTS any declaration or payment of dividends or other capital distributions by the Bank or LSB Financial must be approved by the OTS. LSB Financial is currently not paying dividends to its shareholders.

Regulatory agencies have established capital adequacy standards which are used in their monitoring and control of the industry. These standards relate capital to levels of risk by assigning different weightings to assets and certain off-balance-sheet activity. As shown in Note 11 to the Consolidated Financial Statements (“Regulatory Matters”), our capital levels exceed the requirements to be considered well capitalized at December 31, 2010.

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

Quarterly Results of Operations

Quarter Ending	Interest Income	Interest Expense	Net Interest Income	Provision For Loan Losses	Net Income	Basic Earnings Per Share	Diluted Earnings Per Share

2010
March	$4,671	$1,723	$2,948	$434	$532	$0.34	$0.34
June	4,721	1,572	3,149	465	457	0.29	0.29
September	4,877	1,489	3,388	910	526	0.34	0.34
December	4,626	1,331	3,295	950	602	0.39	0.39
	$18,895	$6,115	$12,780	$2,759	$2,117

2009
March	$4,973	$2,586	$2,387	$569	$302	$0.20	$0.20
June	5,059	2,523	2,536	389	312	0.20	0.20
September	4,874	2,262	2,612	865	24	0.02	0.02
December	4,753	1,964	2,789	1,375	(178)	(0.11)	(0.11)
	$19,659	$9,335	$10,324	$3,197	$460

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
December 31, 2010 and 2009

LSB Financial Corp.
December 31, 2010 and 2009

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Stockholders
LSB Financial Corp.
Lafayette

We have audited the accompanying consolidated balance sheets of LSB Financial Corp. as of December 31, 2010 and 2009, and the related consolidated statements of income, stockholders’ equity and cash flows for the years then ended.  The Company's management is responsible for these financial statements.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LSB Financial Corp. as of December 31, 2010, and 2009, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

BKD, LLP

Indianapolis, Indiana
March 16, 2011

LSB Financial Corp.
Consolidated Balance Sheets
December 31, 2010 and 2009
(Dollars in Thousands, Except Per Share Data)

Assets	2010	2009

Cash and due from banks	$10,593	$8,084
Short-term investments	2,980	4,817
Cash and cash equivalents	13,573	12,901
Available-for-sale securities	11,805	11,345
Loans held for sale	2,265	3,303
Loans, net of allowance for loan losses of $5,343 and $3,737 at December 31, 2010 and 2009, respectively	320,810	317,860
Premises and equipment, net	6,116	6,209
Federal Home Loan Bank stock	3,583	3,997
Bank-owned life insurance	6,264	6,071
Interest receivable and other assets	7,431	9,364
Total assets	$371,847	$371,050

Liabilities and Stockholders’ Equity

Liabilities
Deposits	$311,458	$277,866
Federal Home Loan Bank advances	22,500	57,000
Interest payable and other liabilities	2,312	2,300
Total liabilities	336,270	337,166

Commitments and Contingencies

Stockholders’ Equity
Common stock, $.01 par value; authorized 7,000,000 shares; issued and outstanding 2010 -1,553,525 shares, 2009 - 1,553,525 shares	15	15
Additional paid-in capital	10,987	10,985
Retained earnings	24,374	22,646
Accumulated other comprehensive income	201	238
Total stockholders’ equity	35,577	33,884

Total liabilities and stockholders’ equity	$371,847	$371,050

See Notes to Consolidated Financial Statements

LSB Financial Corp.
Consolidated Statements of Income
Years Ended December 31, 2010 and 2009
(Dollars in Thousands, Except Per Share Data)

	2010	2009
Interest and Dividend Income
Loans	$18,401	$19,106
Securities
Taxable	232	279
Tax-exempt	239	262
Other	23	12
Total interest and dividend income	18,895	19,659

Interest Expense
Deposits	4,951	6,663
Borrowings	1,164	2,672
Total interest expense	6,115	9,335

Net Interest Income	12,780	10,324

Provision for Loan Losses	2,759	3,197

Net Interest Income After Provision for Loan Losses	10,021	7,127

Noninterest Income
Deposit account service charges and fees	1,522	1,525
Net gains on loan sales	1,019	1,386
Net loss on other real estate owned	(441)	(183)
Other	980	1,059
Total noninterest income	3,080	3,787

Noninterest Expense
Salaries and employee benefits	5,288	5,137
Net occupancy and equipment expense	1,303	1,307
Computer service	569	562
Advertising	282	301
Other	2,490	3,196
Total noninterest expense	9,932	10,503

Income Before Income Tax	3,169	411

Provision (Benefit) for Income Taxes	1,052	(49)

Net Income	$2,117	$460

Basic Earnings Per Share	$1.36	$0.30

Diluted Earnings Per Share	$1.36	$0.30

See Notes to Consolidated Financial Statements

LSB Financial Corp.
Consolidated Statements of Stockholders’ Equity
Years Ended December 31, 2010 and 2009
(Dollars in Thousands, Except Per Share Data)

				Accumulated
		Additional		Other
	Common	Paid-in	Retained	Comprehensive
	Stock	Capital	Earnings	Income	Total

Balance, January 1, 2009	$15	$10,983	$22,961	$116	$34,075
Comprehensive income
Net income			460		460
Change in unrealized appreciation on available-for-sale securities, net of taxes				122	122
Total comprehensive income					582
Dividends on common stock, $0.50 per share			(775)		(775)
Amortization of stock option compensation		2			2

Balance, December 31, 2009	15	10,985	22,646	238	33,884
Comprehensive income
Net income			2,117		2,117
Change in unrealized appreciation on available-for-sale securities, net of taxes				(37)	(37)
Total comprehensive income					2,080
Dividends on common stock, $0.25 per share			(389)		(389)
Amortization of stock option compensation		2			2

Balance, December 31, 2010	$15	$10,987	$24,374	$201	$35,577

See Notes to Consolidated Financial Statements

LSB Financial Corp.
Consolidated Statements of Cash Flows
Years Ended December 31, 2010 and 2009
(Dollars in Thousands, Except Per Share Data)

	2010	2009
Operating Activities
Net income	$2,117	$460
Items not requiring (providing) cash
Depreciation	425	472
Provision for loan losses	2,759	3,197
Amortization of premiums and discounts on securities	49	49
Deferred income taxes	(485)	(474)
Loss on other real estate owned	441	183
Gain on sale of loans	(1,019)	(1,386)
Loans originated for sale	(47,528)	(69,741)
Proceeds on loans sold	49,389	68,726
Compensation cost of stock options	2	2
Changes in
Interest receivable and other assets	1,744	(1,687)
Interest payable and other liabilities	36	842
Net cash provided by operating activities	7,930	643

Investing Activities
Purchases of available-for-sale securities	(2,901)	(2,894)
Proceeds from maturities of available-for-sale securities	2,330	3,557
Net change in loans	(6,383)	1,645
Proceeds from sale of real estate owned	911	1,941
Reclamation of Federal Home Loan Bank stock	414	---
Purchase of premises and equipment	(332)	(220)
Net cash provided by (used in) investing activities	(5,961)	4,029

Financing Activities
Net change in demand deposits, money market, NOW and savings accounts	37,821	26,645
Net change in certificates of deposit	(4,229)	(7,366)
Proceeds from Federal Home Loan Bank advances	16,000	13,000
Repayment of Federal Home Loan Bank advances	(50,500)	(34,500)
Dividends paid	(389)	(775)
Net cash used in financing activities	(1,297)	(2,996)

Increase in Cash and Cash Equivalents	672	1,676

Cash and Cash Equivalents, Beginning of Year	12,901	11,225

Cash and Cash Equivalents, End of Year	$13,573	$12,901

Supplemental Cash Flows Information
Interest paid	$6,224	$9,480
Income taxes paid	1,210	289

Supplemental NonCash Disclosures
Capitalization of mortgage-servicing rights	$196	$440
Loans transferred to other real estate	1,017	2,595

See Notes to Consolidated Financial Statements

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
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

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, the Bank, and the Bank’s two subsidiaries, LSB Service Corp. (“LSBSC”) and Lafayette Insurance &Investments (“LI&I”). All significant intercompany accounts and transactions have been eliminated in consolidation.

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
December 31, 2010 and 2009
(Dollars in Thousands, Except Per Share Data)

Loans Held for Sale

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to noninterest income.  Gains and losses on loan sales are recorded in noninterest income, and direct loan origination costs and fees are deferred at origination of the loan and are recognized in noninterest income upon sale of the loan.

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

For loans amortized at cost, interest income is accrued based on the unpaid principal balance.  Loan origination fees, net of certain direct origination costs, as well as premiums and discounts, are deferred and amortized as a level yield adjustment over the respective term of the loan.

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days past due unless the credit is well-secured and in process of collection.  Past due status is based on contractual terms of the loan.  In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged off are reversed against interest income.  The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual.  Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

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

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Dollars in Thousands, Except Per Share Data)

The allowance consists of allocated and general components.  The allocated component relates to loans that are classified as impaired.  For those loans that are classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan.  The general component covers nonclassified loans and is based on historical charge-off experience and expected loss given default derived from the Company’s internal risk rating process.  Other adjustments may be made to the allowance for pools of loans after an assessment of internal or external influences on credit quality that are not fully reflected in the historical loss or risk rating data.

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

Federal Home Loan Bank Stock

Federal Home Loan Bank stock is a required investment for institutions that are members of the Federal Home Loan Bank system.  The required investment in the common stock is based on a predetermined formula, carried at cost and evaluated for impairment.

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Dollars in Thousands, Except Per Share Data)

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

Income Taxes

The Company accounts for income taxes in accordance with income tax accounting guidance (ASC 740, Income Taxes).  The income tax accounting guidance results in two components of income tax expense:  current and deferred.  Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues.  The Company determines deferred income taxes using the liability (or balance sheet) method.  Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur.  Deferred income tax expense results from changes in deferred tax assets and liabilities between periods.  Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Dollars in Thousands, Except Per Share Data)

Uncertain tax positions are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination.  The term more likely than not means a likelihood of more than 50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any.  A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information.  The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances and information available at the reporting date and is subject to management’s judgment.

Earnings Per Share

Basic earnings per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during each period.  Diluted earnings per share reflects additional potential common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance.  Potential common shares that may be issued by the Company relate solely to outstanding stock options and are determined using the treasury stock method.

Operating Segments

While the chief decision-makers monitor the revenue streams of the various products and services, the identifiable segments are not material and operations are managed and financial performance is evaluated on a Company-wide basis.  Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable operating segment.

Current Economic Conditions

The current protracted economic decline continues to present financial institutions with circumstances and challenges, which in some cases have resulted in large and unanticipated declines in the fair values of investments and other assets, constraints on liquidity and capital and significant credit quality problems, including severe volatility in the valuation of real estate and other collateral supporting loans.

At December 31, 2010, the Company held $143 in commercial real estate held in other real estate owned and $104.9 million in loans collateralized by commercial and development real estate.  Due to national, state and local economic conditions, values for commercial and development real estate have declined, and the market for these properties is less strong than in the past.

Given the volatility of current economic conditions, the values of assets and liabilities recorded in the financial statements could change rapidly, resulting in material future adjustments in asset values, the allowance for loan losses and capital that could negatively impact the Company’s ability to meet regulatory capital requirements and maintain sufficient liquidity.

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Dollars in Thousands, Except Per Share Data)

Note 2: Restriction on Cash and Due From Banks

The Bank is required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank.  The reserve required at December 31, 2010 was $1,282.

Effective July 21, 2010, the FDIC’s insurance limits were permanently increased to $250.  At December 31, 2010, the Company’s interest-bearing cash accounts do not exceed federally insured limits.  Additionally, approximately $1,543 and $9,483 of cash is held by the FHLB of Indianapolis and Federal Reserve Bank of Chicago, respectively, which is not federally insured.

Note 3: Securities

The amortized cost and approximate fair values, together with unrealized gains and losses, of securities are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses		Approximate Fair Value
Available-for-sale Securities:
December 31, 2010
U.S. Government sponsored agencies	$2,081	$19		$(4)	$2,096
Mortgage-backed securities	2,529	145		---	2,674
State and political subdivisions	6,860	181		(6)	7,035

	$11,470	$345		$(10)	$11,805
December 31, 2009
U.S. Government sponsored agencies	$529	$7	$	---	$536
Mortgage-backed securities	3,131	176		---	3,307
State and political subdivisions	7,288	214		---	7,502

	$10,948	$397	$	---	$11,345

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Dollars in Thousands, Except Per Share Data)

The amortized cost and fair value of available-for-sale securities at December 31, 2010, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value

Within one year	$1,279	$1,287
One to five years	4,803	4,886
Five to ten years	2,377	2,461
After ten years	482	497
	8,941	9,131
Mortgage-backed securities	2,529	2,674

Totals	$11,470	$11,805

Certain investments in debt securities are reported in the financial statements at an amount less than their historical cost. Total fair value of these investments at December 31, 2010 was $1,916 which is approximately 16% of the Company’s available-for-sale investment portfolio.

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

The following table shows our investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities had been in a continuous unrealized loss position at December 31, 2010.  There were no investments with unrealized losses at December 31, 2009.

	Less Than 12 Months		12 Months or More				Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value		Unrealized Losses		Fair Value	Unrealized Losses
U.S. Government sponsored agencies	$1,042	$4	$	---	$	---	$1,042	$4
State and political subdivisions	874	6		---		---	874	6

Total temporarily impaired securities	$1,916	$10	$	---	$	---	$1,916	$10

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Dollars in Thousands, Except Per Share Data)

Note 4: Loans and Allowance for Loan Losses

Categories of loans at December 31 include:

	2010	2009
Real Estate
One-to-four family residential	$122,856	$120,199
Multi-family residential	53,458	52,790
Commercial real estate	90,395	90,571
Construction and land development	30,467	30,194
Commercial	16,332	16,638
Consumer and other	1,208	1,321
Home equity lines of credit	17,043	14,698
Total loans	331,759	326,411

Less
Net deferred loan fees, premiums and discounts	(499)	(431)
Undisbursed portion of loans	(5,107)	(4,383)
Allowance for loan losses	(5,343)	(3,737)

Net loans	$320,810	$317,860

Activity in the allowance for loan losses was as follows:
	2010	2009

Balance, beginning of year	$3,737	$3,697
Provision charged to expense	2,759	3,197
Losses charged off, net of recoveries of $229 for 2010 and $28 for 2009	(1,153)	(3,157)

Balance, end of year	$5,343	$3,737

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Dollars in Thousands, Except Per Share Data)

Additional information on the allocation of loan loss reserves by loan category, which does not include loans held for sale, for 2010 is provided below.

Allowance for Loan Losses and Recorded Investment in Loans for the Year Ended December 31, 2010
2010	Commercial	Owner Occupied 1-4	Non-owner Occupied 1-4	Multi-family	Commercial RE	Construction	Land	Consumer and Home Equity	Total
Allowance for losses
Beginning balance	$103	$402	$1,214	$344	$1,095	$38	$518	23	3,737
Provision charged to expense	527	(61)	3	794	1,140	(46)	337	65	2,759
Losses charged off	68	117	579	---	211	---	402	5	1,382
Recoveries	3	18	135	---	37	8	27	1	229

Ending balance	565	242	773	1,138	2,061	---	480	84	5,343
ALL individually evaluated	285	122	390	574	1,039	---	242	42	2,694
ALL collectively evaluated	280	120	383	564	1,022	---	238	42	2,649
Loans individually evaluated	4,334	3,365	16,529	11,491	21,828	---	6,865	279	64,691
Loans collectively evaluated	11,998	56,941	46,021	41,967	68,567	15,957	7,645	17,972	267,068

We rate all loans by credit quality using the following designations:

GRADE 1 - Pass, superior credit quality

Loans of the highest quality.  Financial strength of the borrower (exhibited by extremely low debt-to-income ratios/high debt-service coverage, low loan-to-value ratio, and clean credit history) is such that no loss is anticipated.  Probability of serious or rapid deterioration is extremely small.

GRADE 2 - Pass, good credit quality

Loans of good quality.  Overall above average credit, with strong capacity to repay (exhibited by higher debt-to-income ratios/lower debt-service coverage than Grade 1, but still better than average levels), sound credit history and employment.  Loan-to-value is not as strong as Grade 1, but is greater than Grade 3.  Minor loss exposure with the probability of serious financial deterioration unlikely.

GRADE 3 - Pass, low risk

Loans of satisfactory quality.  Average quality due to average capacity to repay (exhibited by higher debt-to-income ratios/lower debt-service coverage than Grade 2 but better than levels requiring Loan Committee approval), employment, credit history, loan-to-value ratio, or paying habits.  Deterioration possible if adverse factors occur.

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Dollars in Thousands, Except Per Share Data)

GRADE 4 - Pass, acceptable risk

Loans of marginal, but acceptable quality due to below average capacity to repay (exhibited by high debt-to-income ratios/low debt-service coverage), high loan-to-value, or poor paying habits. Deterioration likely if adverse factors occur.

GRADE W-4 - Pass, watch list credit

These loans have the same characteristics as standard Grade 4 loans, with an added significant weakness such as the global debt-service coverage of the borrower being below 1.00. Such loans should have no delinquencies within the previous 12 months.

GRADE 5- Special Mention

Loans in this classification are in a state of change that could adversely affect paying ability, collateral value or which require monthly monitoring to protect the asset value.

GRADE 6- Substandard

A substandard asset with a defined weakness.  Heavy debt condition, deterioration of collateral, poor paying habits, or conditions present that unless deficiencies are corrected will result in some loss. Loans 90 or more days past due should be automatically included in this grade.

GRADE 7- Doubtful

Poor quality.  Loans in this group are characterized by less than adequate collateral and all of the characteristics of a loan classified as substandard.  The possibility of a loss is extremely high, but factors may be underway to minimize the loss or maximize the recovery.

GRADE 8 - Loss

Loans classified loss are considered uncollectible and of such little value that their continuance as an asset is not warranted.

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Dollars in Thousands, Except Per Share Data)

The following table provides an analysis of loan quality using the above designations, based on property type at December 31, 2010.

Credit Rating	Commercial	Owner Occupied 1-4	Non-owner Occupied 1-4	Multi- Family	Commercial Real Estate	Construction		Land	Consumer and Home Equity	Total

1- Superior	$42	$3,364	$160	$112	$207	$	---	$218	$1,458	$5,565
2 - Good	3,227	20,113	5,353	8,248	10,690		3,073	953	11,079	63,736
3 - Pass Low risk	3,767	26,149	15,514	26,040	31,532		8,843	1,150	4,404	117,399
4 - Pass	4,960	7,113	25,016	7,567	26,414		4,040	5,325	930	81,364
4W - Watch	172	1,351	5,591	4,353	8,331		---	2,483	116	22,398
5 - Special mention	3,899	462	5,535	2,478	4,799		---	---	97	17,269
6 - Substandard	265	1,753	5,382	4,660	8,421		---	4,382	164	25,027
7 - Doubtful	---	---	---	---	---		---	---	---	---
8 - Loss	---	---	---	---	---		---	---	---	---
Total	$16,332	$60,306	$62,550	$53,458	$90,395		$15,957	$14,510	$18,251	$331,759

An analysis of past due loans segregated by loan type as of December 31, 2010 is provided below.

	Loan Portfolio Aging Analysis as of December 31, 2010

	30-59 Days	60-89 Days		Over 90 Days	Total Past Due	Current	Total Loans	Under 90 Days and Not Accruing		Total 90 Days and Accruing

Commercial	$60	$	---	$251	$311	$16,021	$16,332	$	---	$	---
Owner occupied 1-4	139		539	515	1,193	59,113	60,306		715		---
Non owner occupied 1-4	---		176	3,293	3,469	59,080	62,550		1,918		48
Multi-family	---		---	2,289	2,289	51,168	53,458		559		---
Commercial RE	338		55	5,639	6,032	84,363	90,395		213		628
Construction	---		---	---	---	15,957	15,957		---		---
Land	16		---	1,022	1,039	12,472	14,510		1,468		---
Consumer and home equity	5		39	134	178	18,073	18,251		30		---

Total	$559		$809	$13,143	$14,511	$317,248	$331,759		$4,903		$676

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Dollars in Thousands, Except Per Share Data)

Impaired loans are those for which we believe it is probable that we will not collect all principal and interest due in accordance with the original terms of the loan agreement.  The following table presents impaired loans and interest recognized on them for 2010.

Impaired Loans as of and for the Year Ended December 31, 2010
	Recorded Balance	Unpaid Principal Balance	Specific Allowance		Average Impaired Loans	Interest Income Recognized
Loans without specific valuation allowance
Residential Real Estate	$7,485	$6,385	$	---	$7,661	$391
Commercial Real Estate	7,238	7,765		---	6,765	343
Non real estate	---	---		---	46	8

Loans with a specific valuation allowance
Residential Real Estate	1,128	1,128		70	818	21
Commercial Real Estate	4,534	4,534		1,125	2,628	77
Non real estate	239	239		169	197	12

Total
Residential Real Estate	8,613	7,513		70	8,479	412
Commercial Real Estate	11,772	12,299		1,125	9,393	420
Non real estate	239	239		169	243	12

The following table gives a comparison of nonaccruing loans by loan class at December 31, 2010.

Loan Class	2010

Commercial	$251
Owner occupied 1-4	1,230
Non owner occupied 1-4	5,163
Multi-family	2,848
Commercial RE	5,224
Construction	---
Land	2,490
Consumer and home equity	164

Total	$17,370

At December 31, 2010, there were $676 accruing loans delinquent 90 days or more.  There were no accruing loans delinquent 90 days or more in 2009.  Non-accruing loans at December 31, 2010 and 2009 were $17,370 and $12,554, respectively.

Loans to related parties at December 31, 2009 totaled $2,097 reduced by paydowns of $913 and increased by new debt of $1,272.  Loans to related parties at December 31, 2010 totaled $2,456.

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Dollars in Thousands, Except Per Share Data)

Note 5: Premises and Equipment

Major classifications of premises and equipment, stated at cost, are as follows:

	2010	2009

Land	$1,681	$1,681
Buildings and improvements	6,450	6,417
Equipment	3,422	3,773
	11,553	11,871
Less accumulated depreciation	(5,437)	(5,662)

Net premises and equipment	$6,116	$6,209

Note 6: Loan Servicing

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of mortgage loans serviced for others were $119,344 and $126,963 at December 31, 2010 and 2009, respectively.

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

	2010	2009
Mortgage servicing rights
Balance, beginning of year	$1,154	$991
Additions	196	440
Amortization of servicing rights	(258)	(277)

Balance, end of year	$1,092	$1,154

	2010	2009

Fair value, beginning of period	$1,411	$1,340
Fair value, end of period	1,172	1,411

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Dollars in Thousands, Except Per Share Data)

Note 7: Deposits

Deposits at year-end are summarized as follows:

	2010		2009
	Amount	Percent	Amount	Percent

Non interest-bearing deposits	$25,023	8.04%	$21,359	7.69%
NOW accounts	95,687	30.72	59,728	21.49
Savings accounts	25,297	8.12	27,099	9.75
	146,007	46.88	108,186	38.93
Certificates of deposit
0.00% to 1.99%	74,582	23.95	63,177	22.74
2.00% to 3.99%	79,303	25.46	74,326	26.75
4.00% to 5.99%	11,560	3.71	32,158	11.57
6.00% to 7.99%	6	.00	19	.01
	165,451	53.12	169,680	61.07

	$311,458	100.00%	$277,866	100.00%

At December 31, 2010, scheduled maturities of certificates of deposit are as follows:

2011	$86,843
2012	27,524
2013	16,526
2014	13,112
2015	21,446

$165,451

Time deposits of $100 or more, including brokered deposits, were $74,171 and $88,315 at December 31, 2010 and 2009, respectively.

Deposits from related parties held by the Company at December 31, 2010 and 2009 totaled $1,593 and $1,176, respectively.

Brokered deposits totaled approximately $16,984 and $27,300 at December 31, 2010 and 2009, respectively.

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Dollars in Thousands, Except Per Share Data)

Note 8: Federal Home Loan Bank Advances

Federal Home Loan Bank advances totaled $22,500 and $57,000 at December 31, 2010 and 2009, respectively.  At December 31, 2010, the advances range in interest rates from 1.55% to 4.82% and are secured by mortgage loans totaling $124,430.

Aggregate annual maturities of the advances at December 31, 2010, are:

2011	$11,500
2012	3,000
2013	5,000
2015	3,000

$22,500

Advances totaling $2,500 may, at certain dates, be converted to adjustable rate advances by the FHLB. If converted, the advances may be prepaid without penalty.

Note 9: Income Taxes

The provision for income taxes includes these components:

	2010	2009

Taxes currently payable	$1,537	$423
Deferred income taxes	(485)	(474)

Income tax expense (benefit)	$1,052	$(49)

A reconciliation of income tax expense at the statutory rate to the Company’s actual income tax expense is shown below:

	2010	2009

Computed at the statutory rate (34%)	$1,077	$140
Increase (decrease) resulting from
Tax exempt interest	(75)	(78)
State income taxes	97	(49)
Other	(47)	(62)

Actual tax expense (benefit)	$1,052	$(49)

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Dollars in Thousands, Except Per Share Data)

The tax effects of temporary differences related to deferred taxes were:

	2010	2009
Deferred tax assets
Allowance for loan losses	$1,881	$1,586
Non-accrual loan income	171	85
Other	350	257
	2,402	1,910
Deferred tax liabilities
Depreciation	131	185
Mortgage servicing rights	463	489
FHLB stock dividends	148	165
Unrealized gain on available-for-sale securities	134	159
Other	286	200
	1,162	1,198

Net deferred tax asset	$1,240	$712

Retained earnings at December 31, 2010 and 2009 include approximately $1,861 for which no deferred federal income tax liability has been recognized.  This amount represents an allocation of income to bad debt deductions for tax purposes only.  Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which would be subject to the then-current corporate income tax rate.  The deferred income tax liabilities on the preceding amounts that would have been recorded if they were expected to reverse into taxable income in the foreseeable future were approximately $737 at December 31, 2010 and 2009.

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Dollars in Thousands, Except Per Share Data)

Note 10: Other Comprehensive Income (Loss)

Other comprehensive income (loss) components and related taxes were as follows:

	2010	2009

Unrealized holding gains (losses) on available-for-sale securities	$(62)	$204
Tax expense (benefit)	(25)	82

Other comprehensive income (loss)	$(37)	$122

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

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below). Management believes, as of December 31, 2010 and 2009 that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2010, the most recent notification from the Office of Thrift Supervision categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank’s category.

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Dollars in Thousands, Except Per Share Data)

The Bank’s actual capital amounts and ratios are also presented in the table.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2010
Total risk-based capital (to risk-weighted assets)	$38,288	13.8%	$22,124	8.0%	$27,655	10.0%
Tier I capital (to risk-weighted assets)	34,975	12.6	11,062	4.0	16,593	6.0
Tier I capital (to adjusted total assets)	34,975	9.4	11,148	3.0	18,581	5.0
Tier I capital (to adjusted tangible assets)	34,975	9.4	7,432	2.0	N/A	N/A
Tangible capital (to adjusted tangible assets)	34,975	9.4	5,574	1.5	N/A	N/A

As of December 31, 2009
Total risk-based capital (to risk-weighted assets)	$37,223	12.9%	$23,132	8.0%	$28,915	10.0%
Tier I capital (to risk-weighted assets)	33,609	11.6	11,566	4.0	17,349	6.0
Tier I capital (to adjusted total assets)	33,609	9.1	11,123	3.0	18,538	5.0
Tier I capital (to adjusted tangible assets)	33,609	9.1	7,415	2.0	N/A	N/A
Tangible capital (to adjusted tangible assets)	33,609	9.1	5,561	1.5	N/A	N/A

The Bank is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval.  At December 31, 2010, regulatory approval was required for all dividend declarations.

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
December 31, 2010 and 2009
(Dollars in Thousands, Except Per Share Data)

Note 12: Employee Benefits

The Bank maintains an ESOP, which purchased 8% of the stock offered in the conversion using funds provided by an $824 loan from the Company, which was repaid by contributions to the ESOP by the Bank. Dividends paid on allocated shares are charged to retaied earnings.

There was no ESOP expense recorded for 2010 and 2009.

	2010	2009

ESOP shares allocated	106,908	106,968

The Company has a retirement savings 401(k) plan covering substantially all employees.  Employees may contribute up to 100% of their compensation with the Company matching 100% of the employee’s contribution on the first 4% of the employee’s compensation.  Employer contributions charged to expense for 2010 and 2009 were $120 and $129, respectively.

Note 13: Stock Option Plans

The Company’s original Incentive Stock Option Plan (the “1995 Plan”), which was shareholder approved, permitted the grant of stock options to its directors, officers and other key employees.  The 1995 Plan authorized the grant of options for up to 238,050 shares of the Company’s common stock which generally vested at a rate of 20 percent a year and have a 10-year contractual life.  33,034 shares from the 1995 Plan were outstanding at December 31, 2010. The Company’s 2007 Incentive Stock Option Plan (“2007 Plan”), which is shareholder approved, also permits the grant of stock options to its directors, officers and other key employees.  The 2007 Plan authorized the grant of options for up to 81,000 shares of the Company’s common stock, which generally vest at a rate of 20 percent a year and have a 10-year contractual term.  3,750 shares from the 2007 Plan were outstanding at December 31, 2010.  The Company believes that such awards better align the interests of its directors and employees with those of its shareholders.  Option awards are granted with an exercise price equal to the market price of the Company’s stock at the date of grant. Certain option awards provide for accelerated vesting if there is a change in control (as defined in the 1995 and 2007 Plans).  The Company issues shares from its authorized shares to satisfy option exercises.  There were no options granted in 2010.

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Dollars in Thousands, Except Per Share Data)

A summary of option activity under the 1995 and 2007 Plans as of December 31, 2010, and changes during the year then ended, is presented below:

	2010
	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value

Outstanding, beginning of year	37,248	$17.73
Granted	---	---
Forfeited or expired	(463)	10.37

Outstanding, end of year	36,785	$17.82	3.16 years	$0

Exercisable, end of year	33,785	$18.51	2.44 years	$0

There were no options exercised during the years ended December 31, 2010 and 2009.

As of December 31, 2010, there was $3 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plan.  That cost is expected to be recognized over a weighted average period of two years.

Note 14: Earnings Per Share

Earnings per share (EPS) were computed as follows:

	Year Ended December 31, 2010
	Income	Weighted-Average Shares	Per Share Amount

Net income	$2,117	1,553,525

Basic earnings per share
Income available to common stockholders			$1.36

Effect of dilutive securities
Stock options		1,195

Diluted earnings per share
Income available to common stockholders and assumed conversions	$2,117	1,554,720	$1.36

33,034 options outstanding at December 31, 2010 were considered anti-dilutive.

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Dollars in Thousands, Except Per Share Data)

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

Note 15: Disclosures About Fair Value of Financial Instruments

ASC Topic 820, Fair Value Measurements, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Topic 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

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

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Dollars in Thousands, Except Per Share Data)

Following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying consolidated balance sheets, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Available-for-Sale Securities

Where quoted market prices are not available, fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Level 2 securities include U.S. government sponsored agency securities, mortgage-backed agency securities, and obligations of states and political subdivisions.  Matrix pricing is a mathematical technique widely used in the banking industry to value investment securities without relying exclusively on quoted prices for specific investment securities but rather relying on the investment securities’ relationship to other benchmark quoted investment securities. In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy.  The Company has no Level 3 securities.

The following table presents the fair value measurements of assets recognized in the accompanying balance sheets measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2010 and 2009:

		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets(Level 1)		Significant Other Observable Inputs(Level 2)	Significant Unobservable Inputs(Level 3)

Available-for-sale securities
December 31, 2010
U.S. government agencies	$2,096	$	---	$2,096	$	---
Mortgage-backed securities	2,674		---	2,674		---
State and political subdivisions	7,035		---	7,035		---

Totals	$11,805	$	---	$11,805	$	---

Available-for-sale securities
December 31, 2009
U.S. government agencies	$536	$	---	$536	$	---
Mortgage-backed securities	3,307		---	3,307		---
State and political subdivisions	7,502		---	7,502		---

Totals	$11,345	$	---	$11,345	$	---

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Dollars in Thousands, Except Per Share Data)

Following is a description of the valuation methodologies used for instruments measured at fair value on a non-recurring basis and recognized in the accompanying balance sheets, as well as the general classification of those instruments under the valuation hierarchy.

Impaired Loans (collateral dependent)

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

The following table presents the fair value measurements of assets recognized in the accompanying consolidated balance sheets measured at fair value on a nonrecurring basis and the level within the Topic 820 fair value hierarchy in which the fair value measurements fall at December 31, 2010 and 2009:

		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)

Impaired loans
December 31, 2010	$12,013	$	---	$	---	$12,013

Impaired loans
December 31, 2009	9,218		---		---	9,218

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
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

	December 31, 2010		December 31, 2009
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets
Cash and cash equivalents	$13,573	$13,573	$12,901	$12,901
Available-for-sale securities	11,805	11,805	11,345	11,345
Loans held for sale	2,265	2,265	3,303	3,303
Loans, net of allowance for loan losses	320,810	331,913	317,860	328,436
Federal Home Loan Bank stock	3,583	3,583	3,997	3,997
Interest receivable	1,421	1,421	1,447	1,447
Financial liabilities
Deposits	311,458	316,112	277,866	281,663
Federal Home Loan Bank advances	22,500	22,920	57,000	57,993
Interest payable	62	62	171	171

The following methods and assumptions were used to estimate the fair value of each class of financial instruments.

Cash and Cash Equivalents and Federal Home Loan Bank Stock

The carrying amount approximates fair value.

Loans Held for Sale

The carrying amount approximates fair value.

Loans

The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Loans with similar characteristics were aggregated for purposes of the calculations.

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Dollars in Thousands, Except Per Share Data)

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

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Dollars in Thousands, Except Per Share Data)

At year-end, these financial instruments are summarized as follows:

	2010	2009
Commitments to extend credit
Fixed rate	$9,748	$2,938
Variable rate	4,090	5,350
Unused portions of lines of credit	26,277	28,777
Letters of credit	663	286

The commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established under the contract.  Generally, such commitments are for no more than 60 days.  At December 31, 2010, the fixed rate loan commitments were at rates ranging from 3.50% to 6.25%.  Unused portions of lines of credit include balances available on commercial and home equity loans and are variable rate.

Note 17: Condensed Financial Information (Parent Company Only)

Presented below is condensed financial information as to financial position, results of operations and cash flows of the Company:

Condensed Balance Sheets
	December 31
	2010	2009
Assets
Cash	$178	$10
Securities available-for-sale	144	158
Investment in the Bank	35,176	33,840
Other assets	117	182

Total assets	$35,615	$34,190

Liabilities	$38	$306

Stockholders’ Equity	35,577	33,884

Total liabilities and stockholders’ equity	$35,615	$34,190

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Dollars in Thousands, Except Per Share Data)

Condensed Statements of Income
	Years Ending December 31
	2010	2009
Income
Dividends from the Bank	$879	$762
Other income	9	10
Total income	888	772

Expenses	(232)	(242)

Income Before Income Tax and Equity in Undistributed Income of Subsidiaries	656	530

Income Tax Benefit	90	94

Income Before Equity in Undistributed Income of Subsidiaries	746	624

Equity in Undistributed (Distribution in Excess of) Income of Subsidiaries	1,371	(164)

Net Income	$2,117	$460

Condensed Statements of Cash Flows
	Years Ending December 31
	2010	2009
Operating Activities
Net income	$2,117	$460
Equity in undistributed (distributions in excess of) income of the Bank	(1,371)	164
Change in other assets	(203)	138
Net cash provided by operating activities	543	762

Investing Activity - proceeds from paydowns of securities	14	13

Financing Activity - dividends paid	(389)	(775)

Net Change in Cash	168	---

Cash at Beginning of Year	10	10

Cash at End of Year	$178	$10

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Dollars in Thousands, Except Per Share Data)

Note 18: Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2009-16, Transfers and Servicing (Topic 860): Accounting for Transfers of Financial Assets, which pertains to securitizations. ASU 2009-16 requires more information about transfers of financial assets, including securitization transactions, and where entities have continued exposure to the risks related to transferred assets. The Company adopted this ASU effective January 1, 2010 and adoption did not have a material effect on its financial position or results of operations.

In June 2009, the FASB issued ASU No. 2009-17, Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities. ASU 2009-17 replaces the quantitative-based risks and rewards calculation for determining which enterprise, if any, has a controlling financial interest in a variable interest entity with a qualitative approach focused on identifying which enterprise has the power to direct the activities of a variable interest entity. The Company adopted this ASU effective January 1, 2010 and adoption did not have a material effect on its financial position or results of operations since the Company does not have any special purpose entities.

In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements. ASU 2010-06 revises two disclosure requirements concerning fair value measurements and clarifies two others. It requires separate presentation of significant transfers into and out of Levels 1 and 2 of the fair value hierarchy and disclosure of the reasons for such transfers. It also requires the presentation of purchases, sales, issuances, and settlements within Level 3 on a gross basis rather than a net basis. The amendments also clarify that disclosures should be disaggregated by class of asset or liability and that disclosures about inputs and valuation techniques should be provided for both recurring and non-recurring fair value measurements. The Company’s disclosures about fair value measurements are presented in Note 15: Fair Value Measurements. These new disclosure requirements were effective for the period ended March 31, 2010, except for the requirement concerning gross presentation of Level 3 activity, which is effective for fiscal years beginning after December 15, 2010. There was no significant effect to the Company’s financial statement disclosure upon adoption of this ASU.

In February 2010, the FASB issued ASU No. 2010-09, Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements. The amendments remove the requirement for an SEC registrant to disclose the date through which subsequent events were evaluated as this requirement would have potentially conflicted with SEC reporting requirements. Removal of the disclosure requirement did not have an affect on the nature or timing of subsequent events evaluations performed by the Company. ASU 2010-09 became effective upon issuance.

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Dollars in Thousands, Except Per Share Data)

In July 2010, the FASB issued ASU No. 2010-20, Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses. ASU 2010-20 requires that more information be disclosed about the credit quality of a company’s loans and the allowance for loan losses held against those loans. A company will need to disaggregate new and existing disclosures based on how it develops its allowance for loan losses and how it manages credit exposures. The existing disclosures to be presented on a disaggregated basis include a rollforward of the allowance for loan losses, the related recorded investment in such loans, the nonaccrual status of loans, and impaired loans. Additional disclosure is also required about the credit quality indicators of loans by class at the end of the reporting period, the aging of past due loans, information about troubled debt restructurings, and significant purchases and sales of loans during the reporting period by class. For public companies, ASU 2010-20 requires certain disclosures as of the end of a reporting period effective for periods ending on or after December 15, 2010. Other required disclosures about activity that occurs during a reporting period are effective for periods beginning on or after December 15, 2010. The Company adopted this standard effective December 31, 2010. Since the adoption of this standard was disclosure related, it did not have a material effect on its financial position or results of operations.

In January 2011, the FASB issued ASU No. 2011-01, Receivables (Topic 310): Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20. ASU 2011-01 temporarily delays the effective date of the disclosures about troubled debt restructurings in ASU 2010-20 for public entities. The delay is intended to allow the FASB time to complete its deliberations on what constitutes a troubled debt restructuring. The effective date of the new disclosures about troubled debt restructurings for public entities and the guidance for determining what constitutes a troubled debt restructuring will then be coordinated. That guidance is anticipated to be effective for interim and annual periods ending after June 15, 2011.

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

Stephen E. Belter
President, Indiana Dataline Corp.

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

Stephen E. Belter. Mr. Belter is the President of Indiana Dataline Corp., an Indiana corporation engaged in the construction and operation of a fiber-optic data network in the Lafayette area.

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

Jeffrey A. Poxon. Mr. Poxon retired April 1, 2011 as the Senior Vice President-Investments and Chief Investment Officer of The Lafayette Life Insurance Company, retaining the position of Vice President-Investment Research.

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

Form 10-K Report

A copy of LSB Financial’s Annual Report on Form 10-K without exhibits for the fiscal year ended December 31, 2010, as filed with the SEC, will be furnished without charge to shareholders of LSB Financial upon written request to the Secretary, LSB Financial Corp., 101 Main Street, P.O. Box 1628, Lafayette, Indiana 47902, or by calling (765) 742-1064.  Copies of the exhibits filed with the Form 10-K may be obtained by shareholders at a charge of $0.25 per page.

Common Stock

As of February 24, 2010, there were approximately 875 holders of record of LSB Financial Common Stock and 1,553,525 shares of issued and outstanding common stock. LSB Financial’s stock is quoted on the Nasdaq Global Market under the symbol “LSBI.”

The following table sets forth, for the periods shown, the high and low sale price of the common stock and cash dividends per share declared. All amounts have been adjusted to reflect stock dividends and stock splits declared by the Company to date. The last stock dividend was declared in 2006.

Quarter Ended	High	Low	Cash Dividends Declared

March 31, 2009	11.75	8.50	0.125
June 30, 2009	14.40	11.00	0.125
September 30, 2009	13.49	10.30	0.125
December 31, 2009	12.66	8.27	0.125
March 31, 2010	10.70	9.80	0.125
June 30, 2010	12.74	9.89	0.125
September 30, 2010	11.42	9.00	0.0
December 31, 2010	13.73	9.50	0.0

Dividend payment decisions are made with consideration of a variety of factors including earnings, financial condition, market considerations and regulatory restrictions. Under the Bank’s Supervisory Agreement and LSB Financial’s Memorandum of Understanding with the OTS any declaration or payment of dividends or other capital distributions by the Bank or LSB Financial must be approved by the OTS. LSB Financial is currently not paying dividends to its shareholders.  Restrictions on dividend payments are described in Note 11 of the Notes to Consolidated Financial Statements included in this Annual Report.

LSB
Financial
Corp.

The Holding Company of Lafayette Savings Bank

(765) 742-1064 • LSBank@LSBank.com • www.LSBank.com